Form 20-F
period 2002-12-31
SEAT PAGINE GIALLE SPA
filed 2003-06-30
CIK 1120093

As filed with the Securities and Exchange Commission on June 30, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Commission file number: 333-12334

SEAT Pagine Gialle S.p.A.
(Exact name of Registrant as specified in its charter)

Italy

(Jurisdiction of incorporation or organization)

Via Aurelio Saffi, 18, 10138 Torino, Italy
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Ordinary Shares, nominal value €0.03 per share

     The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, nominal value €0.03 per share	11,185,094,342
Savings Shares, nominal value €0.03 per share	187,689,368

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17	☐	Item 18	☒

PRESENTATION ON INFORMATION
FORWARD-LOOKING STATEMENTS
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3. KEY INFORMATION
Selected Consolidated Financial Information
Exchange Rates
Risk Factors
Risks relating to the consequences of the proposed Spin-off
ITEM 4. INFORMATION ON THE COMPANY
Introduction
History
Recent Developments
Present Organizational Structure and Developments
Business Overview
Intellectual Property
Property
Regulation
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management and Employees
Compensation
Board Practices
Employees
Share Ownership
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
Related Party Transactions
ITEM 8. FINANCIAL INFORMATION
Consolidated Statements and Other Financial Information
ITEM 9. SHARE PRICE INFORMATION
ITEM 10. ADDITIONAL INFORMATION
Memorandum and Articles of Association
Material Contracts
Exchange Controls
Taxation
Documents on Display
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15. CONTROLS AND PROCEDURES
ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERT
PART III
ITEM 17. FINANCIAL STATEMENTS
ITEM 18. FINANCIAL STATEMENTS
ITEM 19. EXHIBITS
Signatures
Certifications
Exhibit 3.(II)
Exhibit 10
Exhibit 12

i

ii

PRESENTATION ON INFORMATION

          SEAT Pagine Gialle S.p.A. (“SEAT” or the “Company”) publishes consolidated financial statements which are included elsewhere in this annual report (the “Consolidated Financial Statements”) for the Company and its consolidated subsidiaries (collectively, the “SEAT Group” or the “Group”) in euro, the lawful currency of Italy and 11 other member states of the European Union (“EU”).

          In this annual report, references to “U.S. dollars”, “dollars” or “$” are to United States dollars; references to “euro”, “euros”, “Euro” or “€” are to euro; and references to “lire” or “Lit.” are to Italian lire, the former Italian non-decimal denomination of the euro. On January 1, 1999, the Italian lira became a member currency of the euro at a fixed conversion rate of €1 = Lit. 1,936.27. For purposes of this annual report, “billion” means a thousand million.

          This annual report contains translations of certain euro amounts into U.S. dollars at specified rates. Unless otherwise specified, the translations of euro into U.S. dollars have been made using the noon buying rate in the city of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) for the euro in effect on December 31, 2002, which was €1.0485 = $1.00. That rate may differ from the actual rates during the year used in the preparation of SEAT’s Consolidated Financial Statements, and dollar amounts in this annual report may differ from the actual dollar amounts that were translated into euro in the preparation of the Consolidated Financial Statements.

          The Consolidated Financial Statements included in this annual report have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

FORWARD-LOOKING STATEMENTS

          Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. This annual report contains certain forward-looking statements, including, but not limited to, the discussion of the changing dynamics of the marketplace, including liberalization of the telecommunications and Internet industry, the opening to competition of directory services, the Company’s outlook for growth in the Internet, directory and directories assistance industries both within and outside of Italy, including sources of increasing revenues to offset the impact of increasing competition. Such statements include, but are not limited to, statements under the following headings: (i) “Item 3. Key Information—Risk Factors”, (ii) “Item 4. Information on the Company—Business Overview—Recent Developments”, (iii) “Item 4. Information on the Company—Regulation”, (iv) “Item 5. Operating and Financial Review and Prospects”, (v) “Item 8. Financial Information—Legal Proceedings” and (vi) “Item 11. Quantitative and Qualitative Disclosures About Market Risk”, including statements regarding the likely effect of matters discussed therein. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties, which are outside the Company’s control, that could significantly affect expected results and are based on certain key assumptions.

          The following important factors could cause the Group’s actual results to differ materially from those projected or implied in any forward-looking statements:

•	the impact of the proposed Spin-off of the Directories business and almost all of the Directory Assistance and Business Information segments into a separate company to be known as SEAT Pagine Gialle S.p.A. (“New SEAT”) on the financial condition and prospects of New SEAT and the separate company consisting of the remaining business segments, to be known as Telecom Italia Media S.p.A. (“Telecom Italia Media”);

•	the impact of any disposition by Telecom Italia S.p.A. (“Telecom Italia”) of its majority stake in New SEAT on the financial condition and prospects of New SEAT;

•	the impact of political and economic developments in Italy and other countries in which the Group operates;

•	the impact of fluctuations in currency exchange and interest rates;

•	New SEAT’s ability to implement successfully its business strategy;

•	Telecom Italia Media’s ability to generate sufficient cash flow and otherwise obtain sufficient financing to support its activities;

•	Telecom Italia Media’s ability to continue the process of rationalizing its non-core assets and to dispose its non-core business;

•	Telecom Italia Media’s ability to benefit from an increased collaboration of its Internet business with Telecom Italia;

•	the continuing impact of increased competition, including the entry of new competitors; and

•	the impact of regulatory decisions and changes in the regulatory environment in Italy and elsewhere in Europe.

          The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. SEAT undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events. See the related cautionary statement under “Item 5. Operating and Financial Review and Prospects”.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

          Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.

ITEM 3. KEY INFORMATION

Selected Consolidated Financial Information

          Effective October 1, 2000, SEAT acquired Tin.it S.p.A. (“Tin.it”), a wholly owned subsidiary of Telecom Italia S.p.A. (“Telecom Italia”), in a two-step transaction through the exchange of newly-issued SEAT ordinary shares for 100% of the outstanding shares of Tin.it. Upon consummation of the transaction, the company continued to operate under the name “SEAT Pagine Gialle S.p.A”. After the acquisition, which is described in more detail below, Telecom Italia owned a majority interest in SEAT. Accordingly, under U.S. GAAP, the transaction has been accounted for as a reverse acquisition in which SEAT is considered the acquiree, even though under Italian law it was the acquiror. As a result, the selected financial data set forth below presents historical financial data of Tin.it from January 1, 1998 to October 1, 2000, the effective date of the acquisition, and the consolidated financial data of SEAT and Tin.it since that date.

          The selected financial data set forth in the table below should be read in conjunction with SEAT’s audited consolidated financial statements as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002 including the notes thereto included in this Annual Report and the information included under the headings “Item 5. Operating and Financial Review and Prospects—Background—Results of Operations”.

          The selected statement of operations data for 1998, 1999, 2000, 2001 and 2002, and the selected balance sheet data as of December 31, 2000, 2001 and 2002 set forth below, have been derived from the Company’s audited consolidated financial statements prepared under U.S. GAAP included in this Annual Report. The historical balance sheet data set forth below as of December 31, 1998 and 1999 have been derived from SEAT’s unaudited financial statements and have been prepared in a manner consistent with SEAT’s audited consolidated financial statements as of, and for the year ended, December 31, 2000.

          In this annual report, all of the amounts are expressed in thousands of euro unless otherwise indicated.

	Year ended December 31,

	1998(1)	1999	2000(2)	2001(3)	2002(4)	2002(4)

						(thousands of
	(euro)					dollars)(5)
Statement of operations data:
Operating revenues:	177,633	211,317	607,306	1,897,483	1,981,081	2,077,258

Operating income/(loss)	(13,121)	(89,905)	(10,827,648)	(4,669,353)	(6,186,425)	(6,486,762)

Net income/(loss)	(19,385)	(104,000)	(10,886,364)	(4,502,274)	(5,958,629)	(6,247,907)

Basic and diluted net income/(loss) per share(6)
- ordinary	—	(0.02)	(1.68)	(0.40)	(0,52)	(0.55)
- savings	—	—	(1.67)	(0.40)	(0,52)	(0.55)
Dividends per share
- ordinary	—	—	—	—	—	—
- savings	—	—	—	—	—	—

	December 31,

	1998	1999	2000(2)	2001	2002(4)	2002(4)

						(thousands of
		(euro)				dollars)(5)
Balance sheet data:
Total assets	193,342	160,356	20,288,891	17,029,514	10,593,884	11,108,193
Total shareholders, equity	101,388	69,914	15,715,321	12,185,674	6,223,901	5,936,004
Shares outstanding (in millions)(6)
- ordinary	5,091	5,091	9,514	11,185	11,185	10,667
- savings	—	—	1,449	188	188	179

Notes:

(1)	In 1998, “net loss” includes the gain on the sale of 50% of VIASAT S.p.A. (“VIASAT”) to Magneti Marelli S.p.A. amounting to €9,520.

(2)	SEAT’s statement of operations and balance sheet data as at, and for the period ended, December 31, 2000 include the effects of the reverse acquisition, effective October 1, 2000, and certain other acquisitions during the fourth quarter of 2000.

(3)	In 2001 there were a number of changes in the scope of consolidation. Certain companies were fully consolidated for the first time for the year ended December 31, 2001 (Holding Media e Comunicazione H.M.C. S.p.A. (“HMC”), Consodata S.A. (“Consodata”), PanAdress DirectMarketing GmbH (“Pan-Adress”), Data House S.p.A. (“Datahouse”), NetCreations Inc. (“NetCreations”) and the companies included in the Professional Publishing business segment), TDL Infomedia Ltd. (“TDL Infomedia”) and Telegate AG (“Telegate AG”). Moreover, Cipi S.p.A (“Cipi”) which was acquired in the first half of 2001, was fully consolidated from July 1, 2001.

(4)	In 2002 there were changes in the scope of consolidation. Beginning from the consolidated financial statements for the year ended December 31, 2002, Datahouse operating in the Business Information segment and several small companies in the Internet Business segment with impacts, particularly in terms of operating revenues is not significant and therefore does not substantially effect the comparison to the previous year. The following companies in the internet segment are no longer consolidated as of December 31, 2002: Mondus Ltd, Viasat S.p.A., Giallo Lavoro S.p.A., Olà S.r.l. (51%), Mediolanum Tourist Service S.r.l. (100%), Expert System S.p.A. (35%), BFinance ltd (17.95%) and other minor companies have been transferred, Sapendi S.p.A. (25%) and Ticketone S.p.A.; the following companies have been put into liquidation: Giallo Viaggi.it S.p.A., Giallo Market S.p.A., Tin Web S.p.A., Link S.p.A., Webnext S.r.l.

(5)	For the convenience of the reader, Euro amounts for 2002 have been translated into U.S. dollars using the Euro/Dollar Exchange Rate in effect on December 31, 2002 of €0.9537 = U.S.$1.00.

(6)	As described above, the SEAT/Tin.it transaction has been accounted for as a reverse acquisition of SEAT by Tin.it under U.S. GAAP. In accordance with reverse acquisition accounting, 5,091,326,196 ordinary shares of SEAT issued in the reverse acquisition have been treated as if they were outstanding for all periods presented. Tin.it had not issued or declared any dividends prior to the combination with SEAT, and the combined company did not issue or declare any dividends on its ordinary shares for the fiscal year ended December 31, 2002.

Exchange Rates

          Effective January 1, 1999, the following 11 EU member states adopted the euro as a common currency: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. They also established fixed conversion rates between their respective sovereign currencies and the euro. On January 1, 2001, Greece (together, with the 11 EU member states referred to in the previous sentence, the “Member States”) joined the European Economic and Monetary Union. The exchange rate at which the lira was irrevocably fixed against the euro is Lit.1,936.27 = €1.00. On January 1, 2002, the Member States began issuing new euro-denominated bills and coins for use in cash transactions. As of March 1, 2002, the Member States withdrew the bills and coins denominated in their respective currencies from circulation, and they are no longer legal tender for any transactions.

          The Federal Reserve Bank of New York no longer quotes a Noon Buying Rate for the legacy currencies of any of the Member States.

          At the extraordinary shareholders’ meeting held on December 11, 2001, SEAT’s share capital was converted from lire into euros by rounding up the par value of the ordinary and savings shares, from Lit. 50 to €0.03 using approximately €48 million from available reserves.

          The following table sets forth, for the year 1998, certain information regarding the Noon Buying Rate for dollars expressed in lire per U.S.$1.

Calendar Period	High	Low	Average(1)	At Period End

1998	1,828	1,592	1,737	1,654

          The following table sets forth, for the years 2000 to 2002 and for the beginning of 2003 certain information regarding the Noon Buying Rate for Dollars expressed in euros per U.S.$1.

Calendar Period	High	Low	Average(1)	At Period End

2000	1.0335	0.8270	0.9207	0.9388
2001	0.9535	0.8425	0.8909	0.8901
2002	1.0485	0.8594	0.9495	1.0485
2003 (through June 13, 2003)	1.1870	1.0361	1.1199	1.183
Monthly Amounts
January 2003	1.0861	1.0361	1.0622	1.0739
February 2003	1.0875	1.0708	1.0785	1.0779
March 2003	1.1062	1.0545	1.0797	1.0900
April 2003	1.0621	1.1180	1.0862	1.1180
May 2003	1.1853	1.1200	1.556	1.766
June 2003 (through June 13, 2003)	1.1870	1.686	1.1751	1.183

Notes:

(1)	Average of the rates for the last business day of each month in the relevant period except for 2003 for which the date used is June 13, 2003.

Risk Factors

Risks relating to the consequences of the proposed Spin-off

Telecom Italia Media has incurred net losses to date and may not become profitable for the next two years.

          The business of Telecom Italia Media is the result of rapid growth through acquisition in the years 2000 and 2001, followed by a year of contraction in 2002. The business has incurred losses for the last two years and has a significant restructuring plan. (See Item 4.a “Information on the Company—Recent Developments”). Although Telecom Italia Media is expecting a significant improvement of its operating result as a consequence, among other factors, of the planned greater degree of the collaboration of its Internet business with the Internet and media segment of Telecom Italia, it is unlikely that Telecom Italia Media will return to profitability in the near future and this may have a material adverse effect on Telecom Italia Media’s financial conditions and prospects.

Telecom Italia Media to date has been unable to generate sufficient cash flow from operations to fund its activities. In 2003 Telecom Italia Media expects that its cash flow from operations are only sufficient to funds its capital expenditure and working capital requirements because it benefits from the cash flow from operations of SEAT for the year 2003 until the effectiveness of the Spin-off. In case of an extraordinary event Telecom Italia Media will be dependent on Telecom Italia’s centralized treasury function to fund its activities.

          On a stand alone basis, Telecom Italia Media’s cash flow used in operations for the year ended December 31, 2002 would have been approximately a negative €31 million. In 2002 funding needs of Telecom Italia Media were met by the central treasury function of Telecom Italia and the cash flow generated by New SEAT. Telecom Italia Media is expecting to have, after the carve out of New Seat, enough cash on hand to fund its ordinary business operations and that it will not need any additional funding prior to 2005. However the cash available would be insufficient in case of an extraordinary event such as a significant adverse ruling in the De Agostini litigation was to occur. Please see “Item 8. Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings”. In any case Telecom Italia Media expects that it will continue to be financially supported by Telecom Italia through the centralized treasury function based on Telecom Italia’s policy to support its group companies. However, if such support were not provided, Telecom Italia Media would have insufficient cash flow to fund its activities unless it could obtain financing from a third party on acceptable terms.

Telecom Italia has signed a Share Purchase Agreement to sell the shares they own in New SEAT, which will lead to a change in control of New SEAT once the conditions in the Share Purchase Agreement are satisfied.

          On June 10, 2003 Telecom Italia entered into a Share Purchase Agreement with a consortium of investors formed by BC Partners, CVC Capital Partners, Investitori Associati and Permira (the “Investors”) for the sale of approximately 61.5% of the share capital of New SEAT (including shares resulting from the exercise by Telecom Italia for a notional amount of 710,777,200 shares - corresponding to about 6.2% of the share - resulting from put/call options with JP Morgan). The completion of the sale will be subject to the Spin-off becoming effective, the admission to listing of New SEAT that is expected to occur by the beginning of August 2003 and the approval of the relevant anti-trust authorities. This will lead to a change of control. A change of control as defined in the Italian Takeover Act would require the Investors to make a compulsory offer to the remaining ordinary shareholders of New SEAT at a price equal to the price agreed to the Investors for the purchase of the ordinary shares the Investors acquired. In the event the stake acquired by the Investors were to pass the threshold of 90% of the ordinary share capital they would be required to make a public offer to buy all the shares with voting rights at the price set by CONSOB unless within four months the Investors restore a free float sufficient to ensure regular trading. Under Italian law a majority shareholder who holds more than 98% may squeeze out the remaining shareholders at a purchase price set by an expert appointed by the president of the commercial court of having jurisdiction over the company which in case of New SEAT will be Milan, taking into consideration the offer price and the market price in the last six months. Any of the compulsory offers could lead to reduced liquidity of SEAT’s shares in the public markets and could eventually lead to their delisting from the automated screen-based trading system (Mercato Telematico Azionario) of Borsa Italiana S.p.A. (“Telematico”).

Subsequent to the proposed Spin-off, SEAT shares will be split into the shares of two different companies neither of whose shares will have had a trading history. There has been no prior market for New SEAT shares. Although the Telecom Italia Media shares have been listed on the Telematico as SEAT shares, after the Spin-off they will represent shares in a company considerably smaller than SEAT. These facts may have a material adverse effect on the liquidity and share price of each of the new companies compared to SEAT shares.

          Subsequent to the Spin-off, SEAT shares will be split into the shares of two different companies. Prior to the Spin-off, there has been no market for New SEAT shares on a stand alone basis. The absence of any such trading history may have a material adverse effect on the share price and liquidity of New SEAT shares compared to SEAT shares.

          Although the Telecom Italia Media shares have been listed on the Telematico as SEAT shares, after the Spin-off they will represent shares in a company considerably smaller than SEAT and its market capitalization is consequently expected to decrease. Moreover, subsequent to the Spin-off Telecom Italia Media will become a more specialized company with a significantly narrower business. Therefore current SEAT investors may decide to sell the Shares after the Spin-off if they consider Telecom Italia Media no longer appropriate for their investment portfolios. All these facts may have a material adverse effect on the liquidity and share price of Telecom Italia Media shares compared to compared to SEAT shares.

Risks relating to the business of Telecom Italia Media

Telecom Italia Media’s business will be adversely affected if it is unable to successfully implement SEAT’s strategic plan. Factors beyond Telecom Italia Media’s control may prevent Telecom Italia Media from successfully implementing its strategic plan.

          On April 1, 2003 the Board of Directors of SEAT decided to Spin-off the Directories business and almost all of Directory Assistance and Business Information activities as a result of the reorganization of its business. SEAT currently operates in two broad market sectors.

          The first sector is that of targeted advertising and telephone services, in which SEAT operates through its Directories, Directory Assistance and Business Information segments, providing answers to queries via printed, online and telephone products and services.

          The second sector is that of traditional advertising and the Internet, in which SEAT operates through its Internet, TV and other business segments, primarily providing access and content services. Both sectors present interesting development prospects (including broadband access and digital TV).

          Following the Spin-off and the restructuring of Telecom Italia Media, Telecom Italia Media’s business plan envisages a greater degree of collaboration with the Media and Internet business segment of its parent company, Telecom Italia.

          Factors beyond Telecom Italia Media’s control that could affect the implementation and completion of the strategic plan include:

•	Telecom Italia Media’s ability to generate sufficient cash flow or otherwise obtain financing to support its business activities;

•	Telecom Italia Media’s ability to manage costs;

•	Telecom Italia Media’s ability to attract and retain highly-skilled and qualified personnel;

•	Telecom Italia Media’s ability to divest non-core businesses and the adequacy of the returns of such divestitures;

•	the need to establish and maintain strategic relationships;

•	declining prices for some of Telecom Italia Media’s services and the risks from decreasing margins caused by the demand for higher value products at the same prices; and

•	the effect of adverse economic trends on Telecom Italia Media’s principal markets.

Material litigation involving Telecom Italia Media’s Internet Services business could have a material adverse effect on Telecom Italia Media’s operating results and financial condition.

          SEAT is currently involved in litigation relating to the sale of Finanziaria WEB to SEAT by De Agostini. De Agostini claims enforcement of a clause providing for the purchase by SEAT of the remaining 40% of Finanziaria WEB for an originally agreed purchase price of €700 million, with payment beginning June 30, 2003, plus unspecified damages. SEAT believes that it has a meritorious defense to the De Agostini’s claims. Nevertheless, it is very difficult to predict the outcome of the arbitration proceeding. Should the arbitration panel rule against SEAT on the merits, SEAT’s operating results and financial condition could be adversely affected. Please see “Item 8. Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings”.

Litigation involving SEAT’s Television business could have a material adverse effect on Telecom Italia Media’s operating results and financial condition.

          SEAT is currently involved in litigation relating to the acquisition of the TeleMonteCarlo television network. The seller of the network, Cecchi Gori group, filed suits relating to certain corporate actions and commenced an arbitration proceeding against SEAT claiming rescission, invalidity or termination of the purchase and sale agreement of the TeleMonteCarlo television network and also claiming damages. SEAT is defending the legitimacy of the acquisition and believes the Cecchi Gori group’s claims are meritless. Nevertheless it is very difficult to predict the outcome of the proceedings. Should the court or the arbitration panel rule against SEAT on the merits, SEAT’s operating results and financial condition could be adversely affected.

Telecom Italia Media’s strategy is dependent on the continued development of the Internet market in Italy.

          In 2002, the Internet businesses of SEAT incurred net losses. The Internet market in Italy is still in an early stage of development and, if Internet usage in Italy grows more slowly than anticipated, the Internet businesses of SEAT may not achieve net profits. The following is a list of factors that could inhibit Internet growth in Italy:

•	As in many European countries, the Internet is not yet a widely accepted medium for advertising in Italy: in 2002 total online advertising spending in Italy represented 1.5% of the total advertising market, in line with the average European rate (1.5%), and the rates in the UK (1.6%), France (1.6%) and Germany (1.3%) (source: Jupiter 2002).

•	the Internet is not generally used to make purchases in Italy because of, among other things, the lack of on-line payment methods and low levels of credit card use.

          Should the Internet market in Italy continue to experience a slow growth rate Telecom Italia Media’s operating results and financial condition could be adversely affected.

Write downs of Telecom Italia Media’s investments could adversely affect Telecom Italia Media’s financial condition and results of operations.

          Telecom Italia Media’s constituent businesses grew in past years through both internal expansion and acquisitions. Due to the negative economic conditions in general and the slowdown of the Internet market in particular, the demand for Internet services and web advertising has sharply declined. Due to the changed economic conditions, Telecom Italia Media’s financial condition and results of operation could be adversely affected by the loss of value (and the consequential write-down of goodwill or other assets) of its investments.

Risks relating to the business of New SEAT

New SEAT’s business will be adversely affected if New SEAT is unable to successfully implement the business strategy. Factors beyond New SEAT’s control may prevent New SEAT from successfully implementing its strategic plan.

          On April 1, 2003 the Board of Directors of SEAT decided to Spin-off the Directories business and almost all of Directory Assistance and Business Information activities as a result of the reorganization of its business. SEAT currently operates in two broad market sectors.

          The first sector is that of targeted advertising and telephone services, in which SEAT operates through its Directories, Directory Assistance and Business Information segments, providing answers to queries via printed, online and telephone products and services.

          The second sector is that of traditional advertising and the Internet, in which SEAT operates through its Internet, TV and other business segments, primarily providing access and content services. Both sectors present interesting development prospects (including broadband access and digital TV).

          Factors beyond New SEAT’s control that could affect the implementation and completion of the strategic plan include:

•	New SEAT’s ability to manage costs;

•	New SEAT’s ability to attract and retain highly-skilled and qualified personnel;

•	difficulties in developing and introducing new directories products;

•	reduced interest of customers in advertising on paper directories;

•	declining prices for some of New SEAT’s services and the risks from decreasing margins caused by the demand for higher value products at the same prices;

•	the effect of adverse changes in the regulatory environment;

•	the effect of adverse economic trends on New SEAT’s principal markets; and

•	the effect of foreign exchange fluctuations on New SEAT’s results of operations.

The outcome of court claims arising from pricing and printing mistakes may have a material adverse effect on New SEAT’s operating results and financial condition.

          SEAT, like other companies involved in the telephone directories business, is frequently named as a defendant in routine litigation relating to printing and pricing mistakes occurring in SEAT’s publishing of client advertisements in its directories (including on-line directories such as Pagine Gialle on-line) and other products. SEAT believes, based on its historical experience, that it will settle such claims for significantly less than the aggregate damages claimed. However, no assurance can be given as to the outcome of these claims, and the award of substantially all the amounts claimed by clients would have a material adverse effect on New SEAT’s operating results and financial condition.

New SEAT’s directories business is dependent on key partners and suppliers.

          SEAT continues to rely on one printer, Industria Libraria Tipografica Editrice S.p.A. (“ILTE”), for nearly all of its printing, binding and print publication services. This reliance could potentially expose New SEAT to extra costs. SEAT entered into a nine-year arrangement with ILTE which expires in 2007 and contains price adjustment mechanisms in order to align ILTE’s services to market conditions. There are only a limited number of other printers that would be able to provide SEAT with similar services. Thus, in the event that ILTE fails to provide some or all of its services to SEAT, New SEAT is likely to incur significant additional costs in procuring a replacement for ILTE. In addition, New SEAT may not be able to obtain the services of such third party at terms and conditions as favorable to New SEAT as those of the current contracts with ILTE.

          SEAT selects its paper suppliers through a competitive procedure based on pricing and delivery. Although SEAT receives its supply of directory paper from at least six paper suppliers, four of them account for a significant portion of its total paper supply. In the event that one or more current suppliers were to fail to provide some or all of the required paper to New SEAT (including for changes affecting the paper-supply market), New SEAT may not be able to locate readily a substitute supplier or provide an alternative supply on equally favorable terms, which would have a material adverse effect on New SEAT’s operating results and financial condition.

Risks relating to SEAT’s shares:

Telecom Italia has effective control over SEAT, which limits other shareholders’ influence on voting matters.

          The Telecom Italia Group currently controls a majority of the outstanding ordinary shares of SEAT. Telecom Italia has the power to elect a majority of the members of SEAT’s board of directors, who have substantial involvement in the day-to-day activities of SEAT, and will have a significant influence on all matters to be decided by a vote of shareholders, including resolutions relating to:

•	corporate reorganizations including the sale of SEAT’s assets;

•	mergers;

•	certain amendments to the Company’s bylaws; and

•	the payment of dividends.

          Telecom Italia’s interest in SEAT would also allow it to prevent the acquisition of SEAT by any third party without Telecom Italia’s approval.

SEAT shares lack a trading market in the United States.

          The principal trading market for SEAT’s shares is the Telematico. SEAT’s shares are not listed on a U.S. stock exchange and SEAT does not plan to establish an American Depositary Receipt program for SEAT shares. As a result, there may be little or no liquidity for SEAT shares in the United States.

ITEM 4. INFORMATION ON THE COMPANY

          SEAT is incorporated in Italy as a joint stock company under the name “SEAT Pagine Gialle S.p.A”. and is registered under the Italian Civil Code with the Milan Company Register under no. 12213600153. The address of its registered office is: Via Grosio 10/8, 20151 Milan, Italy. The telephone number of the Company’s headquarters is 0039 02 334 431. The duration of the Company extends until December 31, 2100.

Introduction

          The SEAT Group is part of the Telecom Italia Group and operates in the media sector through traditional printed products, the Internet, telephone and television.

          SEAT is the principal seller in Italy of advertising in the Yellow Pages directory (“Yellow Pages” or “Pagine Gialle”) and in the White Pages directory (“White Pages” or “Elenchi Telefonici”) and the principal publisher of the Yellow Pages and White Pages directories in Italy and through its subsidiary TDL Infomedia, of the Thomson Directory in the United Kingdom. In addition, SEAT offers a variety of other directory products and services in Italy.

          SEAT is also a leading Internet services provider in Italy (through Tin.it) and operates one of Italy’s most frequently visited portals (Virgilio). Through Gruppo Buffetti, SEAT is a leading distributor of office products and business solutions in Italy.

          Through HMC, its communications holding company, SEAT provides television services in Italy with an all-news channel (La7) and an all-music channel (MTV Italia).

          On April 1, 2003 the Board of Directors of SEAT decided to Spin-off the Directories business and almost all of Directory Assistance and Business Information into a newly incorporated company which will assume the current name of SEAT. On June 10, 2003 Telecom Italia, SEAT’s majority shareholder entered into a Share Purchase Agreement with BC Partners, CVC Capital Partners, Investitori Associati and Permira, which are referred to as the Investors for the sale of approximately 61.5% of the share capital of New SEAT (including shares resulting from the exercise by Telecom Italia of the put/call options with J.P.Morgan for a notional amount of 710,777,200 shares, corresponding to about 6.2% of the share capital of SEAT). Please see “—Recent Developments—Spin-off of the Directories, Directory Assistance and Business Information Business Segments”.

History

SEAT Pagine Gialle

          SEAT was incorporated under the name “Società Elenchi Ufficiali degli Abbonati al Telefono S.p.A.” in Turin, Italy in 1925 with the purpose of publishing White Pages for northern Italy’s telephone service provider. SEAT gradually increased the geographical coverage of the White Pages until 1953 when it completed its expansion and was publishing the White Pages throughout Italy for most of the major telephone service providers. In 1966, SEAT introduced Pagine Gialle, its Yellow Pages business directory product.

          In 1987, SEAT was merged into STET, a company that the Italian Treasury had indirectly controlled since 1933. Until 1997, STET also owned a controlling interest in Telecom Italia, SEAT’s principal supplier of telephone listing information and the main provider of fixed-line public telecommunications services in Italy. On December 31, 1996, STET reorganized SEAT as a separate corporate entity and spun-off SEAT’s shares to STET’s shareholders on a pro rata basis through a partial de-merger. As a result, 38.73% of the voting control of SEAT was held by the public and the remaining 61.27% by the Italian Treasury. On January 2, 1997, SEAT’s ordinary and savings shares began trading on the Telematico. In November 1997, the Italian Treasury sold its entire stake in SEAT, 61.27% of the ordinary shares and 0.93% of the savings shares.

          SEAT subsequently grew through various acquisitions and investments completed prior to the merger between SEAT and Tin.it.

Tin.it

          Telecom Italia started its Internet operations in 1996 under the name TOL (Telecom Online). In mid-1996, Telecom Italia acquired VOL (Video Online), a company primarily engaged in Internet dial-up access. Telecom Italia then merged VOL into TOL, which it reorganized as an internal division named Tin.it. The Tin.it division initially focused on the development of its Internet dial-up access, and subsequently began to supplement its Internet access business with the introduction of general Internet portals.

          Effective May 1, 2000, Telecom Italia contributed the following assets into a joint stock company, which was renamed Tin.it S.p.A.:

•	the Tin.it division, including other Internet business-related assets;

•	ownership of the White Pages;

•	Telecom Italia’s 49% interest in ESRI Italia, which distributes and customizes environmental software applications in Italy; and

•	Telecom Italia’s 50% interest in the joint venture Excite Italia B.V.

The SEAT–Tin.it Combination

          In March 2000, Telecom Italia and SEAT entered into a framework agreement for the combination of SEAT and Tin.it, Telecom Italia’s Internet division, and related transactions. For more information, see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — The Framework Agreement Relating to the Combination of SEAT and Tin.it”. The combination was effected through the de-merger of Telecom Italia by way of transfer to SEAT of approximately 8.1% of the share capital of Tin.it owned by Telecom Italia and the subsequent merger of Tin.it with SEAT. In connection with the de-merger and merger, SEAT ordinary shares were respectively issued to Telecom Italia’s shareholders and to Telecom Italia. Currently, Telecom Italia owns, directly and indirectly, approximately 56.147% of SEAT’s ordinary share capital. Under U.S. GAAP, the de-merger and merger of SEAT and Tin.it have been accounted for as a reverse acquisition, where SEAT is considered the acquiree for financial statement purposes even though under Italian law it was the acquiror. You should read “Item 7. Major Shareholders and Related Party Transactions” for a discussion of the principal shareholders of SEAT.

          The integration of SEAT and Tin.it was subject to approval by the Italian Antitrust Authority. On July 27, 2000, the Italian Antitrust Authority issued its authorization subject to compliance with certain conditions.

          The de-merger deed was signed on November 8, 2000 and had legal effect as of November 10, 2000. SEAT issued 415,864,739 new ordinary shares in the de-merger to shareholders of Telecom Italia, based on the share exchange ratio of 56 new SEAT shares for every 1,000 Telecom Italia shares held.

          The merger deed was signed on November 10, 2000 with legal effect from November 15, 2000. As a result, SEAT issued to Telecom Italia 4,675,461,657 new ordinary shares based on the share exchange ratio of 124.1787 ordinary SEAT shares for each ordinary Tin.it share.

          Under U.S. GAAP, the transaction was recorded as of October 1, 2000, the date SEAT assumed effective control of the operations of Tin.it. As described above, subsequent to the transaction, Telecom Italia owns a majority interest in the combined company. U.S. GAAP required that SEAT be considered the acquiree for financial statement purposes (a reverse acquisition) even though under Italian law it was the acquiror. Therefore, the transaction has been recorded as the acquisition of SEAT by Tin.it in the consolidated financial statements prepared in accordance with U.S. GAAP presented under Item 18 of this annual report. The financial statements, selected financial data and other financial information included elsewhere in this annual report present the historical operating results and financial position of Tin.it to October 1, 2000 and the consolidated operations and financial position of SEAT and Tin.it since that date.

          As a result of the merger and related transactions, Telecom Italia currently owns, either directly and indirectly, 56.147% of SEAT’s ordinary share capital. Telecom Italia, which was fully privatized in November 1997, is the incumbent Italian telecommunications operator. The company is Italy’s leading operator in both the wireline and wireless sectors. Telecom Italia’s wireless operations are conducted through its majority-controlled subsidiary, Telecom Italia Mobile S.p.A. (“TIM”). Both Telecom Italia and TIM are listed on Telematico.

Expansion, Reorganization and Rationalization

          In 2000, SEAT continued its expansion through various acquisitions in the office products and business services, directory publication, directory services, business information and television sectors.

          In the course of 2001, Olimpia S.p.A. (a subsidiary of Pirelli S.p.A.) (“Olimpia”), acquired a 28.736% stake in Olivetti S.p.A. (“Olivetti”) which holds 54.96% of Telecom Italia’s ordinary share capital. Subsequent to the completion of the acquisition, the majority of the members of Telecom Italia’s Board of Directors resigned. In October 2001, the majority of the members of SEAT’s Board of Directors resigned. In accordance with Article 15 of SEAT’s bylaws, a new Board of Directors was elected on December 11, 2001. On December 19, 2002 Hopa S.p.A. and two of its affiliates accepted an offer by Olimpia to retire its bonds in exchange for a 16% interest in Olimpia. Then, on February 21, 2003, Hopa entered into an agreement with the former shareholders of Olimpia that gives Hopa the right to appoint one director. Please see “Item 6. Directors, Senior Management and Employees”.

          Until June 30, 2001, SEAT’s business activities were organized into six main segments: Directories, Internet, Office Products and Services, Business Information, Professional Publishing and Other Activities. In the second half of 2001, in an effort to reduce costs and rationalize the allocation of SEAT’s subsidiaries within the Group’s structure, the SEAT Group’s organizational structure was reviewed and reorganized. The principal change made was the creation of two new business segments, Directories Assistance and Television.

2002-2005 Business Plan

          On February 14, 2002, SEAT announced the guidelines of its strategic business and financial plan. The strategic plan was introduced to rationalize the Group’s structure and portfolio through the divestment of non-strategic assets in order to maximizing profitability.

          Such disposals were aimed at focusing SEAT’s activities on its core businesses, with the objective of further enhancing its market position, and to develop synergies through a multiplatform approach among print, telephone and online directories.

          The Group sought to meet its goals mainly by:

•	capitalizing on its multiplatform media company leadership:

•	exploiting brand distinctiveness and strength;

•	enhancing the connectivity business model;

•	strengthening SEAT’s position in the United Kingdom directories market;

•	tightening the cooperation among the Group business units;

•	developing synergies among the portal, television and directory business segments; and

•	maintaining operational efficiency through capital expenditure and cost control.

          On February 14, 2003, SEAT announced the achievements of its strategic business and financial plan for the year 2002 and highlighted the strategy and guidelines for the year 2003.

          In terms of reorganization and rationalization of the Group’s structure, SEAT reduced the number of its affiliates from a total of 190 at the beginning of 2002 to 100 companies at the end of 2002, as a result of the following transactions: 46 affiliates were sold, 43 affiliates were put in liquidation 5 affiliates were merged with other affiliated companies. SEAT also acquired 4 new equity stakes: Intel.Audit Scarl (18.18% owned by SEAT), which is a consortium owned by Olivetti S.p.A., Telecom Italia S.p.A. and TIM S.p.A. for the centralization of internal auditing services for Telecom Italia Group companies; Tiglio I S.r.l. (2.10% owned by SEAT), a real estate company established in the context of the so-called “Project Tiglio” following the disposal of certain real estate properties (for more information see Item 4 – Business Overview – Project Tiglio); GIS Italia S.r.l. (40% owned by Esri Italia S.pA. which is 49% owned by SEAT), a software company; and QMT (70% owned by Consodata Espana), a newly established Spanish company.

          The most significant disposals which occurred during the course of 2002 were:

•	the sale in April 2002 of SEAT’s stake (46.4%) in Mondus Limited (a company belonging to the Internet business segment) to Mondus Limited for a sale price of €19.1 million;

•	the sale in July 2002 of SEAT’s stake (25.0%) in Roncadin Restaurants (a company belonging to the Internet business segment) to Fin.Eco Investimenti SGR S.p.A. for a sale price of €2.1 million;

•	the sale in July 2002 of SEAT’s stake (49.0%) in Wisequity S.p.A. (a closed-end mutual investment fund) for a sale price of €11.0 million;

•	the sale in August 2002 of SEAT’s stake (100.0%) in Datahouse (a company belonging to the Business Information segment) to Dun & Bradstreet S.p.A., the Italian subsidiary of the American parent, for a sale price of €15.9 million;

•	the sale in November 2002 of SEAT’s stake (50.0%) in VIASAT to EXE Fin S.p.A. for a sale price of €2.5 million;

          In terms of cost reduction, the Group’s headcount was reduced from 9,264 in 2001 to 7,715 in 2002 at December 31, 2001 and December 31, 2002, respectively.

Recent Developments

          Spin-off of the Directories, Directory Assistance and Business Information business segments

          The information contained in the following paragraphs does not constitute an offer of securities for sale in the United States or an offer to acquire securities in the United States. The securities to be issued by New SEAT have not been (and are not intended to be) registered under the United States Securities Act of 1933 (the “Securities Act”), and may not be offered or sold, directly or indirectly, in the United States except pursuant to an applicable exemption from the requirements of the Securities Act. Ordinary and savings shares issued by New SEAT Pagine Gialle as a result of the Spin-off are intended to be made available in or into the United States pursuant to an exemption from registration requirements by the Securities Act.

          On April 1, 2003, the Board of Directors of SEAT approved the proposed proportional Spin-off of the Directories business and almost all of the Directory Assistance and Business Information business segments into a newly incorporated company which will assume the name of SEAT. Effective as of the date of the Spin-off, the corporate name of SEAT shall become Telecom Italia Media S.p.A. (“Telecom Italia Media”). On May 9, 2003, SEAT’s extraordinary shareholders’ meeting approved the plan.

          The Spin-off plan contemplates the creation of two independent companies, each focused on its core businesses. In management’s view, SEAT operates in two broad market sectors that have increasingly developed separate and distinct characteristics in terms of strategy, operations and competitive landscape. The first sector is that of targeted advertising and telephone services, in which SEAT operates through its Directories, Directory Assistance and Business Information segments, providing answers to queries via printed, online and telephone products and services.

          The second sector is that of traditional advertising and the Internet, in which SEAT operates through its Internet, TV and other business segments, primarily providing access and content services. Both sectors present interesting development prospects (including broadband access and digital TV).

          The Spin-off plan provides for a Spin-off on a proportional basis. The allocation of the shares of, respectively, New SEAT and Telecom Italia Media is based on the net assets of each company as of December 31, 2002. Consequently, for every 40 ordinary (or savings, as applicable) shares currently owned, the present shareholders of SEAT will receive:

•	11 new ordinary (or savings, as applicable) shares of Telecom Italia Media, and

•	29 new ordinary (or savings, as applicable) shares of New SEAT.

          The shares of both companies will be listed on the Telematico: the effectiveness of the Spin-off is conditioned upon the shares of New SEAT being accepted for listing. The shares of Telecom Italia Media are expected to remain registered with the Securities and Exchange Commission under the Securities Act of 1933 and therefore Telecom Italia Media will remain a reporting issuer under the U.S. Securities Exchange Act of 1934, as amended (the “1934 Act”) and therefore will continue to file periodic reports under the 1934 Act. New SEAT has applied for an exemption from registration under the 1934 Act of its newly issued shares or savings shares with the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the 1934 Act.

          The Spin-off plan provides for the transfer to New SEAT, of the following companies within the Directories, Directory Assistance and Business Information business segments:

•	Directories. Directories Italia Seat Pagine Gialle S.p.A. division, Annuari Italia S.p.A., Euredit S.A., TDL Group, Euro directory S.A.;

•	Directory Assistance. Directories Assistance Seat Pagine Gialle division, Telegate Group, Telegate Holding GmbH, IMR S.r.l.;

•	Business Information. Consodata S.A., Consodata Group Ltd (including NetCreations Inc. and Pan Adress).

          SEAT’s other companies and business segments will remain in SEAT, which, as noted above, will be known as Telecom Italia Media. The strategic objective of the Spin-off plan is to allow SEAT’s businesses in each of the two sectors to focus on their core business.

          The following organization charts illustrate how Telecom Italia Media and New SEAT will be structured compared to SEAT’s structure as of December 31, 2002.

          The chart below shows the organizational structure of the SEAT Group as of December 31, 2002:

Notes:

(1)	Effective from June 2002, SEAT reduced its stake in Italbiz.com from 72.46% to 19.50%.

(2)	Of which 16.46% held directly and 61.98% indirectly through Telegate Holding GmbH, in which SEAT holds a 100% stake.

(3)	Of which 99.996% held directly and 0.004% indirectly through Cal Ltd, in which Consodata S.A. holds a 100% stake.

(4)	Of which 0.7% held directly and 66% indirectly through Finanziaria WEB S.p.A. in which SEAT holds a 60% stake.

     The following is a chart of the organizational structure of Telecom Italia Media after the Spin-off:

          The company aims to strengthen its presence and visibility in such markets in co-ordination with the strategy of the Telecom Italia Group. The business units remaining with Telecom Italia Media to date showed a net loss from operations and had negative cash flow. Management believes that thanks to the better use of resources, both in financial and management terms, Telecom Italia Media will be able to complete the turnaround process recently started by SEAT and achieve a net profit within the next two years.

          The restructuring of the Internet business of Telecom Italia Media focuses largely on the development of multimedia production, content distribution business, the portal business and internet access services. Simultaneously Telecom Italia Media is working on ways to benefit from synergies between the two TV networks (LA7 and MTV), the Virgilio web portal and Tin.it’s Internet access services.

          The chart shows the organizational structure of New SEAT after the Spin-off:

Notes:

(1)	Of which 16.45% held directly and 61.95% indirectly through Telegate Holding GmbH, in which SEAT holds a 100% stake.

(2)	Of which 99.996% held directly and 0.004% indirectly through Cal Ltd, in which Consodata S.A. holds a 100% stake.

          Effective as of the date of the Spin-off, the spun-off company will be called SEAT Pagine Gialle S.p.A..

          New SEAT intends to become one of the main telephone directories publishers in Europe, with a significant market share in Italy, the United Kingdom and Germany. New SEAT will seek to benefit from an increased focus on directories publication and further develop the key word search services market, particularly in the online sector. In addition, almost all of the Directory Assistance segment, providing telephone information and call center services, and the Business Information segment (excluding the stake in Databank S.p.A.) will be spun-off to New SEAT.

          The Spin-off plan was approved by the Board of Directors on April 1, 2003 and the Shareholders Meeting on May 9, 2003. With the Spin-off plan, the Shareholders Meeting approved New SEAT’s articles of association, elected the members of New SEAT’s Board of Directors and Board of Statutory Auditors, appointed the independent auditors and the decision was taken to request the admission of listing for the ordinary shares and savings shares on the Telematico.

          Sale of Telecom Italia’s controlling stake in New SEAT

          As a consequence of Telecom Italia’s decision that New SEAT was no longer strategic, Telecom Italia put in place an auction process to sell its majority stake in New SEAT. On June 10, 2003 Telecom Italia entered into a Share Purchase Agreement with a consortium of investors formed by BC Partners, CVC Capital Partners, Investitori Associati and Permira for the sale of approximately 61.5% of the share capital of New SEAT (including shares resulting from the exercise by Telecom Italia of the put/call options with J.P.Morgan for a notional amount of 710,777,200 shares, corresponding to about 6.2% of the share capital of SEAT). The agreed price for Telecom Italia’s direct and indirect stake is €3.033 million. The completion of the sale will be subject to the Spin-off becoming effective, the admission to listing of New SEAT that is expected to occur by the beginning of August 2003, and the approval of the relevant anti-trust authorities.

New SEAT is expected to maintain an ongoing business relationship with Telecom Italia, in particular with respect to the following business:

•	New SEAT will be allowed to continue to use Telecom Italia’s database of telephone subscription customers free of charge.

•	The contract with Telecom Italia regarding the publishing of advertising and information contents of PAGINEBIANCHE will remain in force. The agreement sets forth the times and conditions for the delivery of copies of PAGINEBIANCHE directories to Telecom Italia pursuant to its universal service obligation.

•	The contract with Telecom Italia relating to advertising space on the PAGINEBIANCHE and PAGINEGIALLE.

•	The contract with a company of the Telecom Italia Group to categorize business directories, which allows SEAT to assign to each business customer, irrespective of its telephone service provider, a specific sector for its listing in the PAGINEGIALLE directory and in other products and services with directory content.

Present Organizational Structure and Developments

          The SEAT Group is part of the Internet and Media business area of the Telecom Italia Group, as shown in the following chart of the Telecom Italia Group’s organizational structure:

Notes:

(1)	Mobile South America.

(2)	Previously included in the International Operations Business Unit.

          The chart below shows how the organizational structure of the SEAT Group was re-organized during the course of 2002. For organizational structure of the SEAT Group after the Spin-off, (Please see “Recent Developments”).

Notes:

(1)	Effective from June 6, 2002, SEAT reduced its stake in Italbiz.com from 72.46% to 19.50%.

(2)	In August 2002, Kompass Italia transferred its operating activities and personnel to SEAT. Kompass changed its name to Annuari Italiani S.p.A. and is no longer operative.

(3)	Following a capital increase authorized by Telegate AG’s shareholders extraordinary meeting on November 18, 2002, SEAT’s direct and indirect participation in Telegate’s share capital increased to 78.44%.

(4)	On December 28, 2002, the operations and personnel of NetCreations, Inc.; Pan-Adress Direktmarketing Verwaltung GmbH and Pan-Adress Direktmarketing GmbH were transferred to Consodata Group Ltd. (UK).

(5)	On August 13, 2002, SEAT sold its stake in Data House to Dun & Bradstreet S.p.A, the Italian subsidiary of the American parent, for €15.9 million.

(6)	On August 2002, SEAT Capital Investments was put into liquidation

(7)	On November 22, 2002, SEAT sold its stake in VIASAT to ExeFin S.p.A for €2.5 million.

Business Overview

          In light of the proposed Spin-off discussed above, this section is divided into two parts: the first part provides an overview of the business segments that will remain with Telecom Italia Media; the second part provides an overview of the business segments that will be spun-off into New SEAT.

“Telecom Italia Media” Business Segments

Internet Services

          Through the Internet services business segment, SEAT offers a full range of Internet services, comprising Internet access services, portal services, on-line advertising services; and web services. SEAT’s Internet services are provided through Tin.it and Matrix. Please see “Item 4. Information on the Company — History — The SEAT — Tin.it Combination”.

          In May 1999, SEAT acquired a 60% interest in a newly-formed joint venture, Finanziaria WEB S.p.A., (“WEB”), with the remaining equity interest being held by De Agostini Invest S.A. (“De Agostini Invest”) In September 1999, WEB purchased a 66% interest in Matrix S.p.A. for a cash consideration of €8.5 million.

          The following is a brief overview of SEAT’s acquisition of Matrix: In June 2000, SEAT acquired a 0.7% direct stake in Matrix for a cash consideration of €16.9 million. On September 20, 2000, SEAT signed an agreement to increase its investment in WEB to 100%, which would involve the acquisition of shares from De Agostini Invest. Pursuant to the agreement, SEAT was to acquire the remaining 40% of WEB from De Agostini Invest for a purchase price of €700 million on June 30, 2003. De Agostini Invest also had an option to subscribe by April 15, 2003 for 166,666,667 newly-issued SEAT ordinary shares by paying €4.20 per share for a total of €700 million. This option was not exercised. On September 20, 2000, SEAT also entered into an agreement with N.V. Vertico S.A. (“Vertico”), a Belgian company at that time owned by Matrix’s promoters, Paolo Ainio and Carlo Gualandri and controlled by ISM, pursuant to which SEAT was to acquire the remaining 33.3% of Matrix held by Vertico, concurrently issuing approximately 191 million SEAT ordinary shares in exchange for this stake, subject to an unavailability clause until December 31, 2003.

          On July 30, 2001, the Shareholders’ Meeting of SEAT adopted a resolution to terminate the clause of the agreement which provided for the acquisition by SEAT of the remaining 40% of WEB and to postpone from July 31, 2001 to December 31, 2003 the capital increase for the acquisition of the remaining 33.3% of Matrix. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information —Legal Proceedings” below for a description of the related litigation.

          On August 3, 2001, Telecom Italia acquired through its subsidiary Huit II, 100% of ISM from its founders in exchange for 186,000,000 SEAT ordinary shares of which 42,802,272 ordinary shares were originally locked up until December 31, 2003. On June 27, 2002 the number of locked-up shares decreased to 26,802,272 shares held by Paolo Ainio and Carlo Gualandri were removed. Therefore these shares in SEAT are now freely tradeable. ISM currently holds, through Vertico, a 33.3% stake in Matrix. As a result of this transaction, the Telecom Italia Group now holds 100% of Matrix. On March 31, 2003 Vertico (now a company of the Telecom Italia Group) waived its right to the capital increase in exchange for the 33.3% stake in Matrix.

          On April 12, 2001, Matrix acquired 24.88% of FreeFinance S.p.A. (“FreeFinance”), an on-line brokerage company, from its major shareholders for €1 million. On July 18, 2001, Matrix acquired an additional 64.5% of FreeFinance for a consideration of €1.7 million. During the first half of 2001, Matrix acquired minority stakes in a variety of companies for a total consideration of €5 million. As of June 20, 2002, Matrix had placed certain of these companies into liquidation, and had already sold or was in the process of negotiating a sale of its stake back to the companies’ other shareholders. Matrix had sold Free Finance on February 20, 2003.

     Internet Access Services

          Through Tin.it, SEAT provides Internet access services to predominantly residential users and to a lesser extent to small office/home office category of customers (“SOHO”) and SMEs Internet users. The SOHO market consists of businesses that use telephone lines to connect to the Internet, as opposed to dedicated lines, and is made up of small businesses, generally with one to two employees, and businesses conducted out of the home. The SME market consists of businesses having between three and 50 employees. While residential customers have made up the majority of Tin.it’s revenues historically, the SOHO/SME business is growing.

          Tin.it’s Internet access products generate revenue from the following sources:

•	Subscription Fees. All customers, other than subscribers to the tin.it Free product, pay subscription fees for basic Internet access. Customers also pay additional fees for features that can be added to their premium access service; and

•	Revenue Sharing Fees. Since the last quarter of 1999, pursuant to an agreement between the Association of Internet Service Providers and Telecom Italia, Internet Service Providers, including Tin.it, have been entitled to share in Telecom Italia’s revenues from the provision of metered Internet access services. Accordingly, in 2002, Tin.it received on average approximately €4.40 from Telecom Italia for each thousand minutes that its subscribers spent on-line, in line with the revenue stream in 2001.

          Tin.it offers three principal access subscription plans:

•	free dial-up access (tin.it Free);

•	premium dial-up access; and

•	ADSL access.

          At December 31, 2002, Tin.it’s subscriber base amounted to approximately 6.6 million registered users and 2.2 million active users (defined as users who connect to the Internet at least once every 45 days).

2002

(millions
of users)
Registered users	6.6
Active users	2.2

               During 2002, SEAT re-launched the Tin.it brand and completely reviewed its product range. The most important products are the following:

          Free Dial-up Access — Virgilio ClubNet. Tin.it launched free access services in September 1999 under the “ClubNet” brand. In the second half of 2000, the integration of Tin.it’s operations within those of the SEAT group resulted in the launch of the renewed free access service, Virgilio ClubNet, which was intended to maximize marketing synergies between Tin.it’s subscriber base and the Virgilio portal operated by Matrix. This product does not require the payment of a subscription fee but does require the payment of a local telephone call for the duration of the connection.

          At year-end 2002, Tin.it Free totaled approximately 1.45 million active users with an average daily connection time of 19 seconds.

          Premium Dial-up Access. Premium access is provided to both residential and business users. These products require the payment of a subscription fee and provide a wide range of value-added services, depending on the Premium plan selected. Premium plans offer different combinations of on-line time and value-added services, such as multiple e-mail addresses and 24-hour customer support. In addition, a number of value-added services can be packaged with Premium plans, including services allowing customers to listen to and send e-mail messages by phone, receive faxes and voice messages by e-mail and to subscribe to news services by e-mail. In particular, in the second part of 2002 a new offer was launched for Premium Access customers by providing them access to the premium content of the Virgilio portal (Virgilio Piú).

          At year-end 2002, SEAT had 300,000 active subscribers to Premium Dial-up Access services.

          ADSL Access. ADSL based on consumption (“pay-as-you-go”) was launched by SEAT (ADSL Tin.it) and by Telecom Italia (Alice ADSL) with a positive effect on the customer base for both. The revenues for Tin.it ADSL are the subscription fees paid by its customers. Based on a commercial agreement, Telecom Italia pays to SEAT a €20 activation fee and a €50 annual subscription fee for each Alice user (Telecom Italia customers), because Seat is providing services such as authentication, second level customer care for technical matters and Virgilio Più services (e-mail, web space, video call, virus protection and exclusive contents).

          ADSL based on consumption consists of two alternative product packages: “ADSL Tempo” and “ADSL Giornaliero”. The ADSL Tin.it customer pays a monthly fee of €9,71 (Tempo) or €18,71 (Giornaliero) plus the Internet dial-up fee of €0,015 per minute (Tempo) or €0,05 per each day of connection (Giornaliero). At the end of 2002 the users of ADSL Tin.it based on consumption are almost 27% of the total ADSL Tin.it users.

          At year-end 2002, SEAT had 53,000 active subscribers to the ADSL Access services.

     Portal Services

          SEAT provides portal services through Matrix, which operates the Virgilio portal.

          Virgilio is a leading Italian portal, with approximately 5.3 billion web page views in 2002, that caters to the Italian-speaking community on the Internet. Management believes that Virgilio, which has been on-line since July 1996, is one of the most complete Italian portals. It contains a search engine and a website index, and it centralizes services in various interest areas such as stock quotes, weather forecasts, TV guides, games, chats, advertisements and shopping. In order to simplify the use of information, Virgilio offers personalized, interactive services that correspond to the requirements of individual customers. Virgilio derives its revenues principally from advertising, which consists of both displaying advertising banners in its web pages and directing Internet traffic to websites designed, maintained or promoted on its network. In 2002, Virgilio received a yield per thousand pages of €2.50 which represents the advertising revenue per thousand pages for the year 2002.

          Virgilio acts as a traffic and visibility aggregator for its advertisers, clients and partners on the Internet where the portal is a real distribution platform to be used to reach Italian consumers. Its objective is to maintain its leading position through a publishing approach favoring an “open” platform policy: users logging on to Virgilio have access to selected content and services while they have complete visibility and access to all the content available on the Internet, including those outside the portal, thanks to a comprehensive directory of sites available in Italy and to the navigation paths prepared by Virgilio’s staff.

          During the course of 2002, new features were added and a range of new products was launched. A new format was provided to the home page, interaction with content such as news and resources (such as journalists and artists) from the Television business segment was implemented, news management services were introduced for mobile users, and premium content sections (containing games, news, music, cartoons, real time stock quotes) were developed in a new section of the portal (Virgilio Piú) restricted to paying subscribers of the Internet Access Services offers to increase customer loyalty.

          Moreover, a new priority search engine (PG Net) was launched in June 2002. For this service Matrix receives from SEAT a fee for each subscriber present on the priority search engine.

          On April 30, 2002, Virgilio.it began distributing an on-line version of Corriere della Sera, a leading Italian newspaper.

     On-line Advertising Services

          Matrix’s Active Advertising division is a leading on-line advertising agency in Italy and, as of June 13, 2003 had arrangements with approximately 18 Italian websites to provide advertising services. In 2002, Active Advertising sold approximately 162 million impressions (excluding Virgilio’s impressions).

     Web Services

          SEAT provides web services through Tin.it and Matrix’s Matrix Communication division.

          Tin.it provides different packages that enable SME and SOHO customers to establish a presence on the Internet or provide e-commerce services. In particular, Tin.it’s Easy and Village packages provide SME and SOHO customers with the ability to buy web links, template websites (including design and hosting), domain names, and to establish and manage e-commerce capabilities on the Internet.

          Matrix Communication provides a wide range of web services, including communication consultancy, website construction and maintenance, and technical assistance.

          Pursuant to its strategic plan (which included a change in SEAT Group’s strategy for the business-to-business market) in the first half of 2002, SEAT sold its 46.4% stake in Mondus, a business-to-business service provider which operates a European marketplace on the Internet for SMEs to the founders for €19 million.

Other Businesses and Assets

          In connection with the Spin-off of Tin.it and the SEAT/Tin.it merger, Telecom Italia and its subsidiaries contributed the following businesses to SEAT:

•	49% Interest in ESRI Italia. The principal business of ESRI Italia is the distribution and customization throughout Italy of territorial and environmental software applications and information systems that utilize Geographic Information System, or GSI technology.

•	VIASAT S.p.A. VIASAT S.p.A. was formed in 1998 as a 50%-50% joint venture between Telespazio, at which point in time was Telecom Italia’s wholly-owned satellite telecommunications subsidiary, and Magneti Marelli S.p.A. VIASAT is a provider in Italy of satellite automotive telecommunications services in Italy, including:

•	an anti-theft satellite system to track a missing vehicle and notify authorities of the theft;

•	security and medical assistance in the event of an emergency; and

•	infomobility services which allow users, through the GSM network, to determine the route to their destinations.

          On November 22, 2002 SEAT sold its 50% stake (33.54% directly owned and 16.46% owned through its subsidiary Finsatel) in VIASAT to ExeFin S.p.A for €2.5 million.

Project Tiglio

          On May 24, 2002, the Telecom Italia Group and the Olivetti Group reached an agreement with Pirelli & C. Real Estate S.p.A., Pirelli S.p.A., MSMC Italy Holding B.V. and Popoy Holding B.V. with regard to the so called “Project Tiglio”, aimed at integrating real estate assets and entities of the various groups’ companies involved in real estate services and subsequently maximizing their value.

          According to the terms of the agreement, the Telecom Italia Group in October 2002 transferred property and staff in charge of real estate asset management activities to two newly founded companies. In particular, SEAT Group’s contribution through the disposal of real estate assets amounted to €53 million, offset by its purchase of 2% of Tiglio I s.r.l. for €10,613 and its loan to Tiglio I s.r.l. of €2,663. Please see Note 11 to the Consolidated Financial Statements included in this annual report for more information.

     Competition

          The Italian markets for Internet access, portal services and on-line advertising are highly competitive. In addition, these markets are still in an early stage of development and grows slower than anticipated although the barriers to entry are relatively insubstantial. SEAT expects that intense competition in these areas will increase as:

•	the number of strategic alliances among its competitors continues to grow;

•	Internet use in Italy continues to grow slowly and the Internet is generally not used to make purchases in Italy, although 31% of Italian households have access to Internet;

•	technological developments introduce new platforms for Internet access; and

•	an increased number of global and local companies enter these markets.

          With respect to SEAT’s Internet access services, Tin.it’s principal competitors are Infostrada-Wind and Tiscali. Tin.it’s market share in the dial-up and ADSL segment as of December 31, 2002 was 22% to the total market share comprising both the business and consumer market of dial-up, ADSL and fiber markets and 27% in the consumer segment.

          In the market for portal services, based on the number of page views, Virgilio’s principal competitor is IOL-Libero, a subsidiary of Infostrada-Wind. Other competitors include MSN, Supereva, Tiscali and Yahoo!.

          SEAT and Active Advertising compete for Internet advertising with advertising agencies representing competitive portals and vertical sites.

          The principal competitors of Tin.it and Matrix Communication for web services include Datanord, Inferentia and E-Tree-Etnoteam.

     Human Resources

          The number of employees in the Internet business segment decreased from 981 at December 31, 2001 to 569 at December 31, 2002.

Office Products and Services

          Through Gruppo Buffetti and Cipi, SEAT distributes office products and services in Italy and operates in the sector of promotional articles and gifts for businesses.

     Buffetti Group

          Gruppo Buffetti is a distributor of office products and services in Italy. The primary target groups are professionals, retailers, SOHO and SME. The Buffetti brand name has been present in the Italian market for over 150 years and enjoys of a 93% brand awareness. A large portion of the products and services offered are designed and sold under Gruppo Buffetti’s own brands, while their actual production is mostly outsourced to third parties. Products are distributed mostly through Gruppo Buffetti’s nationwide franchise network and its new direct-to-business agency network, independent retailers and through the Internet.

          At the beginning of 2002, Gruppo Buffetti underwent a significant internal reorganization. The Group was restructured into three internal operating divisions (Sales, Marketing and Consumer Products). During the course of

2002, Buffetti completed the reorganization of its corporate computer system, restructured the entire system of the supply chain and further developed the interface with the network of Buffetti franchise outlets.

          In accordance with the 2002-2005 plan announced in February 2002, SEAT enhanced Gruppo Buffetti’s strategic role as a key distribution platform for products and services for both the SEAT Group and the Telecom Italia Group. Pursuant to this strategy, Buffetti’s management made efforts to develop Buffetti as a one-stop shop for its customers. This was made possible as Buffetti focused on higher margin services, such as software, print-on-demand services, promotional items and digital signature software packages. Buffetti increased its interaction with other business segments of SEAT and Telecom Italia and thus offers, communication and business solutions such as mobile telephone connections, provided by and marketed under the brand name of Telecom Italia Mobile and Internet services (through Tin.it), professional software, Yellow Pages products and services, professional publishing and electronic gadgets.

          In 2002, Gruppo Buffetti opened in Italy two cash-and-carry stores one in Rome and the other in Altopascio (Lucca) and in December its first megastore in Padua. Gruppo Buffetti intends to open additional stores of this kind. These stores have the advantage to offer customers (especially SOHO and SME) a whole variety of business solutions together with a “show room” and the products of Gruppo Buffetti’s most important suppliers. At the end of 2002, the number of sale outlets of Gruppo Buffetti was 1,011 of which 324 operated under the name of Buffetti Business and 687 under Buffetti. Gruppo Buffetti’s main products are:

•	Business Solutions. Gruppo Buffetti’s business solutions products include printed business forms, professional publishing and professional software. Gruppo Buffetti publishes a big variety of books and magazines covering a wide range of business topics under the Gruppo Buffetti Editore brand. In order to satisfy all business topics and their needs these products are supported by databases on CD-ROM and Internet pages. At the beginning of 2003 Gruppo Buffetti is setting up a commercial partnership with a strategic publishing company. Gruppo Buffetti’s specialized software products include professional packages with features for tax planning, accounting, inventory, sales and personnel management;

•	Traditional Office Products. Gruppo Buffetti offers traditional office products such as filing and organizing products, presentation materials, stationery, writing instruments, gifts and leather accessories;

•	Consumer IT Products. Gruppo Buffetti offers a wide range of standard consumer and professional information technology products such as software, personal computers, printers, fax machines and various computer accessories; and

•	Telecommunications Products. Gruppo Buffetti distributes TIM mobile telecommunications products, including handsets, accessories, subscriptions and rechargeable SIM cards. Gruppo Buffetti also distributes Telecom Italia fixed telecommunications products, such as voice and data services, Internet connections and e-commerce solutions for small businesses.

          Gruppo Buffetti plans to keep approaching the market as a full service provider for small- and medium-sized companies by offering a wider range of products through its franchise shops. Gruppo Buffetti is also implementing its plan to increase its sales on the Internet. Gruppo Buffetti is investing in web technology to provide customers online custom catalogues and information services through the three sales channels: the nationwide franchise network, independent retailers and the internet.

     Cipi S.p.A.

          Cipi produces and distributes clothing, stationery, address books, diaries, and bags for offices and professionals. Cipi also offers its products through its website. Cipi represents approximately 9% of the total Office Products and Services net revenue.

     Competition

          During 2002, the products and office services market was subject to strong competition due to the growing presence of large national and multinational operators (selling directly to the end-customers), a high level of fragmentation of the points of sale (about 12,000 in the Italian domestic market), an increase in sales through specialized channels and a weakening demand from retail customers. The market did not have a uniform trend in its various product segments. As of December 31, 2002, Gruppo Buffetti’s market share was approximately 19% on printed forms, 18% on filing, 6% on commodities (such as stationery and paper) and 4% on software related to SMEs and professional segments.

          Gruppo Buffetti’s main competitors are Corporate Express, Karnak, Errebian, Data Ufficio and Office Depot. In particular, Office Depot operates in the Italian market through the Viking Office products (direct marketing catalogs). In addition Office Depot has contract business operations under its own brand name (Office Depot) which targets medium to large-sized corporate accounts through a specialized sales force.

          Additional competitors are SEAT’s suppliers such as 3M, and Bic with which SEAT has no exclusive contract and specialized software companies such as Team System, Zucchetti and Dialog.

     Human Resources

          The number of employees in the Office Products and Services business segment increased from 495 at December 31, 2001 to 503 at December 31, 2002.

Television

          The Television business segment was formed in 2001 and consists of the La7 and MTV Italia television channels. SEAT’s management decided to form a separate segment for television services in order to rationalize costs and allow a better interaction with the other business segments for its news oriented and all-music channels.

     Acquisition of Cecchi Gori Communications

          Pursuant to an agreement dated August 7, 2000, SEAT agreed to purchase TMC (now HMC) the owner of the TeleMonteCarlo television network, from the Cecchi Gori Group for an aggregate amount of €516 million. TMC is the third-largest television network in Italy, broadcasting two television channels, TMC (recently renamed La7) and TMC2 (recently renamed MTV Italia). The acquisition of Cecchi Gori Communications added a new distribution platform for SEAT’s services and allowed SEAT to explore potential synergies with its Internet services. The Internet portal Virgilio broadcasts via Internet La7 and some contents produced by MTV can also be obtained on Virgilio Piú. It is also possible to participate in an on-line discussion forum, regarding the various topics analyzed and discussed in a talk-show called the otto e mezzo show broadcasted on La7.

          On April 27, 2001, the ordinary and extraordinary shareholders’ meeting of Cecchi Gori Communications approved the company’s annual report for the fiscal year 2000 and resolved to reduce the share capital to zero and then to increase it up to the original amount in order to cover its losses shown on the financial statements for the fiscal year 2000. SEAT subscribed to the portion of the capital increase necessary to maintain its 25% interest by paying approximately €21,175 and also advanced approximately €64,506 for Cecchi Gori Media Holding’s 75% portion.

          As of June 4, 2001, the prescribed deadline for subscribing to the capital increase, Cecchi Gori Media Holding Group had failed to make a payment with respect to its share capital or provide notification of its intent to do so. Accordingly, its shares in Cecchi Gori Communications were cancelled and SEAT currently owns 100% of the share capital of Cecchi Gori Communications (now renamed HMC).

          As described below under “Item 8. Financial Information — Consolidated Statements and Other Financial Information— Legal Proceedings,” the Cecchi Gori Group and its controlling company have filed claims challenging the shareholder resolutions approving the financial statements for the year 2000 and the recapitalization and commenced an arbitration proceeding claiming rescission, invalidity or termination of the purchase and sale agreement of Cecchi Gori Communications and also claiming damages.

          In February 2001, Cecchi Gori Communications reached an agreement with Viacom Networks Europe Inc. (the “Viacom Group”) providing for the acquisition of MTV’s Italian business by Beta Television (now MTV Italia) from the Viacom Group for a consideration of approximately €6,000 and for the acquisition by the Viacom group of 49% of Beta Television’s share capital through the subscription to a capital increase.

          Pursuant to the 2002-2005 business plan, the reorganization of the companies belonging to the Telecom business segment was completed at the end of 2002. The two subsidiaries H.M.C. Broadcasting S.r.l. and H.M.C. Produzioni S.r.l. were merged with and into TV Internazionale S.p.A., the company controlled by HMC, that holds the broadcasting license for La7, which now acts as the holding company for MTV Italia S.r.l.. Moreover, the programming format was completely reviewed and rationalization measures were taken to reduce costs.

          More recently, in March 2003, TV Internazionale S.p.A. was awarded by the ICA a license for the testing of the digital terrestrial television, or DTV. DTV is a recently introduced means of transmitting pictures and sound which comprise a television program, together with other services like text and Internet interactivity. DTV offers many advantages over the “analog” television transmission system. Because the information needed to construct a television program is “coded” into a digital stream of ones and zeroes – similar to the way a computer works - the technical quality can be improved and made more consistent. The digital stream takes up much less capacity in the airwaves, so that the space needed in the past for just one analogue channel can now carry up to seven different programs. This allows for a larger selection of programs for a digital television customer. DTV also allows for access to a wider range of information: digital text is much clearer than the old teletext system. Some digital services also provide access to Internet pages through the television set.

          SEAT’s current plans are to test-preview service among a pool of selected users. No decision has yet been made regarding the beginning of the roll-out. DTV services are currently regulated at the European Union level. Please see under “Regulation—Television.”

     La7

          After its acquisition in 2000, the La7 television channel was providing generic content in competition with the other national television networks (mainly the state-owned RAI television channels and the channels of Mediaset S.p.A., a company that is part of the Fininvest Group). Following a decline in advertising revenues and after an evaluation by SEAT of the costs of competing against other generic-content television channels, in September 2001 SEAT decided to implement a different strategy for its television services by changing the editorial content of La7.

          Pursuant to its strategic plan, La7 has become a focused television channel, providing news-oriented programming with prime time entertainment programming in the evenings targeting young professionals, and is currently interacting with the Internet Services business segment in order to provide on-line news information through the use of video-streaming technology. La7 started broadcasting under the new format on March 18, 2002.

          The change in format of La7 forced SEAT to rescind contracts and agreements with employees and professionals hired under the pre-existing plan. Please see “Item 5. Operating and Financial Review and Prospects — Year Ended December 31, 2001 Compared to Year Ended December 31, 2000 — Operating Loss” for a discussion of the economical consequences of such rescissions.

     MTV Italia

          MTV is a television channel providing music programs and programming for young people (11-35 years segment) on a 24-hour basis. The brand MTV is a well known brand in the music industry and in the television network business. MTV Italia started broadcasting its programs on Beta Television frequency on May 1, 2001. MTV Italia’s strategy is to increase brand awareness and customer loyalty in the specific market segment in which it operates.

          MTV continues to have its own advertising agency acting through its subsidiary MTV Pubblicità S.r.l.

     Outsourcing of Advertising Services

          On November 9, 2002, SEAT reached an agreement for the outsourcing of its advertising agency services to Cairo Communication S.p.A.. The agreement provides for Cairo Communication to place La7 advertising space among potential clients for the next three years. The outsourcing contract allowed for the ending of the operations of the internal advertising agency, H.M.C. Pubblicità S.r.l., which has been put into liquidation.

          MTV continues to have its own advertising agency acting through its subsidiary MTV Pubblicità S.r.l.

     Competition

          The total market share measured by audience in Italy in 2002 for La7 and MTV Italia is approximately 3%. As per the year 2001, the reduction in advertising spending in 2002 reflects the impact of the economic downturn on investments and expectations by the companies and customers. According to market research conducted by AC Nielsen, the television advertising market in 2002 generated a total of approximately €3.900 million in revenues compared to €3,392 million in 2001.

          In recent years, the use of satellite receivers and the presence in the Italian market of pay-per-view program providers has increased. Consequently, La7 faces competition from all-news channels broadcast by Italian competitors, as well as foreign competitors, who have access to the Italian market. Such channels include Italian channel RAI, RAINews (owned by state-owned Italian television RAI), Mediaset and the U.S. networks CNN and Fox News.

          MTV Italia competes with established Italian and foreign music channels broadcast on both digital satellite and analog terrestrial technology, such as ReteA-All Music, MatchMusic, VIVA, and Magic TV.

     Human Resources

          The number of employees in the Television business segment increased from 559 at December 31, 2001, to 591 at December 31, 2002.

Professional Publishing

          The Giallo Professional Publishing Group, which was established during the course of 2000, has specific responsibility in this business area with interests in companies publishing specialized information in the following sectors:

•	in the hotel, restaurant and entertainment industry (Ho.Re.Ca):

-	through Mark up, an Italian monthly publication providing specialized information on the economics, strategies and policies of goods and services; and

-	Fuoricasa, an Italian monthly publication providing specialized information on entertainment.

•	in electronics, information technology and audiovisual communication through Gruppo Editoriale JCE S.p.A., the publisher of magazines which specialize in telecommunications, electronics and computers;

•	in ceramics, architecture and urban design; through Gruppo Faenza Editrice, the publisher of a magazine and books specializing in architecture and house décor which has operations in Italy and Spain; and

•	in tourism with reference to in- and outgoing tourism activities, where the offer of each country and regional area is matched with a tour operator’s request through TTG Italia S.p.A., the publisher of magazines specializing in business travel and tourism and in the organization and promotion of events such as exhibitions and road shows.

          Meanwhile the Giallo Professional Publishing Group also offers services and expertise in the Stands & Exhibitions business.

          The Professional Publishing business segment has been among the worst-hit segments of Telecom Italia Mobile. SEAT is evaluating the possibility of disposing of its Professional Publishing-activities because of the severe contraction of investments by advertisers during all of 2002.

     Competition

          The total Italian business market amounts to €560 million.

          In 2002, the volume of the Italian publishing market remained unchanged compared to 2001 with a total of €500 million in revenues. The market share of the companies in the Professional Publishing group was approximately 7.5%, followed by Agepe and Tecniche Nuove with 5.5% each, and Reed Elsevier with 5%. The other competitors all have less than a 5% market share.

     Human Resources

          The number of employees in the Professional Publishing business segment decreased from 163, at December 31, 2001 to 155 at December 31, 2002.

     Others

     Giallo Voice

          SEAT provides call center services through four call-centers (IMR S.r.l., Teleprofessional S.r.l, OPS S.r.l and Call Center Services S.r.l.). Teleprofessional S.r.l., OPS S.r.l. and Call Center Services S.r.l. will remain with Telecom Italia Media after the Spin-off. Giallo Voice provides services for the Directories business segment. Giallo Voice acquired a majority stake in each of the four call-centers during the course of 2001 for a total consideration of €12,700. Pursuant to contractual provisions of the purchase agreements of the four call-centers in June and July 2002, Giallo Voice increased its stake in IMR from 51% to 100%, in Call Center Services from 66% to 100% and in OPS from 51% to 66%. Call Center Services S.r.l. was subsequently merged with and into Giallo Voice in December 2002.

          Teleprofessional S.r.l. is based in Monza and, for the past 15 years, it has offered mainly telemarketing services; OPS S.r.l. is based in Milan and specializes in technological innovation for call center services; Call Center Services

S.r.l., now part of Giallo Voice, is located in Cernusco sul Naviglio, Milan, and focuses on call center services for the business–to-business market.

          On January 20, 2003 Giallo Voice S.p.A. entered into a purchase agreement to purchase the remaining 34% of the share capital of Teleprofessional S.r.l. (for a purchase price of €1,450,000). On May 26, 2003 the merger agreement was entered into and both companies merged.

          With these three companies, Giallo Voice can rely on approximately 450 call-center stations that already offer services aimed particularly toward companies in information technology and in the telecommunications, manufacture, publishing, non-profit and financial industry.

          Giallo Voice offers such telemarketing services to small-and medium-sized enterprises (“SME”) and to large companies that outsource their customer relations management services.

     Databank

          SEAT provides business information services. After the spin-off the services provided by Databank would remain with Telecom Italia Media. Databank is an Italian company which specializes in customer asset improvement and industry forecasts by providing information, surveys, research and analyses related to 350 economic sectors, 1,500 markets and 10,000 companies and their clients. It is also involved in competitive intelligence, analyzing and evaluating the services on markets and distribution channels. Similarly to Consodata for the French market, Databank provides intelligence and data in relation to the Italian Internet market (especially Internet sites, rankings).

New SEAT Business Segments

Directories

          Through the companies of the Directories business segment SEAT publishes printed dual on-line consumer classified directories in Italy and the United Kingdom and provides other services such as special editions by topic and operator-assisted or on-line research services.

     The Yellow Pages — (Pagine Gialle)

          SEAT sells advertising with multicolor formatting in its three Yellow Pages products principally to small and medium-sized businesses, operating on a local or regional, rather than a national basis. In 2002, SEAT published 202 editions plus 5 Pagine Gialle Professional editions of its Yellow Pages for a total of 296,000 paying advertisers. The three Yellow Pages products are as follows:

          Business-to-Business Yellow Pages — (Pagine Gialle Lavoro). Pagine Gialle Lavoro is a Yellow Pages directory that lists the name, address and telephone number of each business customer of Telecom Italia. The listings are organized in approximately 2,200 headings. In 2002, SEAT published and distributed 87 annual editions of Pagine Gialle Lavoro covering various cities and provinces within Italy. Each Italian business customer receives one copy of Pagine Gialle Lavoro per telephone line at no cost.

          Business-to-Consumer Yellow Pages — (Pagine Gialle Casa). Pagine Gialle Casa is a Yellow Pages directory that lists the name, address and telephone number of those Italian businesses that SEAT characterizes as businesses providing goods and services to residential consumers. The listings are organized into approximately 1,000 categories. In 2002, SEAT published and distributed 202 editions of Pagine Gialle Casa covering various neighborhoods, towns, cities and geographic regions.

          Business-to-Business Regional Yellow Pages — (Pagine Gialle Professional). Pagine Gialle Professional is a Yellow Pages directory that lists the name, address and telephone and facsimile numbers of businesses selected by size and type of company. In 2002, SEAT published and distributed 5 editions of Pagine Gialle Professional, one for each of the following regions: Northwestern Italy comprising Piemonte, Valle d’Aosta Lombardia Ligura, Northeastern Italy comprising (Friuli, Trentino Alto Adige and Veneto), Emilia Romagna, Lazio and Umbria. Pagine Gialle Professional is provided in print and CD-ROM versions at no cost to approximately 900,000 major Italian businesses.

          Starting with the 2002 edition for the listings in the city of Rome, SEAT launched a new format and a new graphic design for the Yellow Pages. The directories are printed in a new font (Nomina), which was first used for the White Pages in 2001. A new four-color process on white paper (White Spot Light) permits better visibility of the advertisements. The “Home” and “Office” volumes have been redesigned: new logo, new covers, new graphics and the use of the White Spot Light technique. The printing is done on white paper that is then colored yellow, ensuring greater visibility for advertisers. The advertisements have a lighter print compared to the background of the page which in connection with a recently created typeface makes research on this database easier.

          Greater specialization and more detailed information were added by introducing over 200 new categories that respond to the most recent market requirements (for example, e-commerce, online banks, Internet cafes and cyberpubs, health, etc.). In addition, to make it easier to locate nationally known brands, the “Trovamarche,” or brand-finder index, has been overhauled and optimized.

          Based on the high use and enjoyment levels of several sections found in the old editions, new sections have been added, such as the Restaurant Guide, with information on venues categorized by specialties and cuisine, and the section on Bars & Nightspots, following the model of some of the most famous and widely circulated national guides. The new format and the enhanced features of all the editions of the Yellow Pages (amounting to 202 editions) will be available by September 2003. A new advertising campaign was launched in October 2002.

          Talking Yellow Pages — (Pronto Pagine Gialle). 89.24.24 Pronto Pagine Gialle: your personal assistant “with you 24 hours a day.” 89.24.24 is the phone voice portal that operates 24 hours a day. Through 89.24.24 Pronto Pagine Gialle, consumers can find information about economic subjects, flight and train schedule, chemist shops, cinemas, weather, traffic, airlines, airports, museums, theatre shows and live music concerts. All information is retrieved and delivered by a member of the service staff who is able to better understand consumer needs and looking for the most suitable match closes to the caller, or other information, properly matching that need.

          The members of the service staff are professionally trained to respond to caller’s needs. They interact with the consumer and take care of the search and try to find the best solution working on a complete and updated data base.

          Advertisers describe their activity through keywords such as: product and services, brands, time schedules, etc. Each keyword accomplishes two things: On the one hand it can be used as input for the search engine to find the information, on the other hand it is the most precise way to describe consumer needs. Finally each advertiser has the choice of either being freely listed or ask for a priority listing.

          89.24.24 Pronto Pagine Gialle gives callers a range of additional services such as: maps via sms, call completion, information delivery via sms, e-mail and fax.

          89.24.24 is reachable by every wire line and mobile carrier in Italy.

          89.24.24 Pronto Pagine Gialle business model is based on a double revenue stream: on the one hand revenues from advertisers and on the other hand from phone calls.

          SEAT also applies technology to the development of value-added services for its existing telephone directory products. For example, SEAT uses a digital map database to support delivery businesses in areas already covered by an electronic map.

          On-Line Yellow Pages — (Pagine Gialle.it). Pagine Gialle.it is an Internet-based product through which users can search an on-line directory for descriptions and information on approximately 150,000 advertisers and also limited listing information for approximately 3 million Italian businesses. Similar to Pagine Gialle, the database is accessible through subject areas within categories such as “restaurants” or “hotels”. Pagine Gialle.it allows a subscribing business advertiser to include information on its products and services as well as links to its web page. Following the upgrade of Pagine Gialle.it through the introduction of an enhanced search-engine and a link to the search engine of the Virgilio portal (“Virgilio.it”), in October 2002 the website underwent significant restyling with the introduction of a new format and layout, enhanced search engine features and more areas divided by topic.

          Pursuing a closer integration with the internet platform, in June 2002 SEAT launched PG Net, a new product which offers to Pagine Gialle.it customers the possibility to gain greater visibility with respect to other advertisers in the Virgilio.it database.

     The White Pages — (PagineBianche)

          PagineBianche is a directory containing the names, addresses and telephone numbers of Telecom Italia’s and other main Italian telecommunications operators’ business and residential customers. It is published with two-color formatting available for advertisements. SEAT publishes a total of 103 editions of PagineBianche covering each city, town and geographic region of Italy. SEAT owns PagineBianche, sells advertising in PagineBianche, retains 100% of the advertising revenues, and bears all production costs. In accordance with Italian law, Telecom Italia continues to distribute PagineBianche and pays for the distribution. As part of the conditions to the SEAT-Tin.it combination, SEAT will have to put out for tender the sale of advertising for PagineBianche telephone directories beginning January 1, 2008.

          PagineBianche is provided to Telecom Italia’s and other main Italian telecommunications operators’ residential and business customers and contains approximately 600,000 advertisers. The total circulation of PagineBianche in 2002 was approximately 27 million copies.

          In accordance with a European Union directive and the related Italian decree, Italian telecom operators must provide access to their telephone subscriber databases to independent telephone directory operators and Italian telephone subscribers must be provided with at least one “universal directory” containing the complete telephone listings of residential and mobile subscribers within their local geographic area. SEAT launched its first edition of the universal directory in October 2002 starting with the Rome edition. In the Rome edition, the new directories include subscribers to the services of Telecom Italia, as well as those working through Infostrada, Albacom, Atlanet, Colt and Fastweb. In the 2003 editions the White Pages contained the information of 16 different telecom operators. The directories will be distributed by Telecom Italia with the usual procedures.

          The cover features brand new graphics, plus a new logo. One of the most important innovations of the new printed directories is that, in addition to the new graphic layout of the advertisements and a new font to make the directories easier to read, there is also a section where the telephone carriers can publish their subscription terms and a list of services. In the middle of the volume, there are two new sections: “PAGINEBIANCHEINFORMA”, listing emergency and public service numbers, and “GESTORINFORMANO”, with more commercial information about the services and offers of the various carriers.

          Thanks to an innovative integrated multiplatform system, Pagine Bianche will be available to everyone anywhere – on paper (with the new telephone books), on the Web (at PagineBianche.it, also in the WAP and PDA versions), on CD (in two versions, one for businesses and one for private customers) and through the voice service at 89.24.24. The advantages of the system are constantly updated information and easy use. As of June 13, 2003, SEAT publishes 103 editions of the White Pages.

          On-Line White Pages — (Pagine Bianche.it). Pagine Bianche.it is an Internet directory assistance service. It contains the complete and updated telephone directory of all Italian subscribers, 19 million residential customers and 4 million businesses, and performs rapid searches by name or by telephone number at the national, provincial and local levels. The service is free of charge and was launched in September 1999. SEAT offers advertising space on PagineBianche.it. For a fee, the subscriber can add to the already available information contained in the White Pages listing additional information such as e-mail addresses, mobile phone numbers and other information of the listed business or activity. Starting in June 2003, PagineBianche.it is sold in bundling with the printed version of PagineBianche; the same advertisement will appear on paper, on-line and on CD Rom.

TDL Infomedia

          TDL Infomedia, through its subsidiary, Thomson Directories, is the second largest directory publisher in the United Kingdom, with a market share of approximately 14%. Thomson Directories distributes 173 editions of the Thomson Local Directory and one new WebFinder directory, which have a combined circulation of over 22 million copies covering approximately 85% of the United Kingdom’s population. Thomson Directories, proprietary business database is compiled by contacting the listed businesses in order to verify and modify, if necessary, the data obtained from a variety of sources, including British Telecom.

          In addition to printed directories, Thomson Directories also offers on-line directory advertising through the Internet sites ThomsonLocal.com and ThomWeb.co.uk and business information products. Thomson Directories’ Internet sites offers comprehensive directory services and provides access to a database of approximately 2 to 3 million businesses in the United Kingdom.

          Internet advertising packages sold on ThomWeb.co.uk and ThomsonLocal.com comprise online business listing with a more prominent position and an “enhanced listing” section and links to the advertiser’s website, an online version of the customer’s printed advertisement and guaranteed placement in the “preferred listings” section.

          Business Information products consist of the sale of information from Thomson proprietary database relating to U.K. businesses to both wholesale and retail customers. In the wholesale category, sales are relatively concentrated to a small number of large companies which basically pay license fees to have access to Thomson proprietary database. Products for retail customers consist in tools such as Business Search Pro, which is a CD-ROM providing detailed information on 2.1 million business listings in the U.K. and enabling customers to download data on a “pay-as-you-go” basis and new connections.

          As of December 31, 2002, Thomson Directories had approximately 93,000 print directory customers, approximately 23,000 on-line directory customers (fully overlapping the print directory customers) and approximately 5,500 business information products customers.

          TDL Infomedia continually seeks to introduce new products and features in order to create incentives for customers to renew their prior year’s advertising subscription and increase their expenditure on TDL’s products. Typically these product innovations are rolled out over a two to three year period. In 2000 TDL launched color advertisements in the classified section of 39 directories. The roll-out of such color advertisements was extended to an additional seven directories in 2002 and it is intended to be rolled out across eleven more directories in 2003.

          In December 2002, TDL published a new directory of web addresses, WebFinder, which was distributed throughout Central London. This product supported the launch of the new WebFinder.com online search engine, which took place in January 2003.

          Regarding the Internet strategy, in April 2002, TDL launched a new proprietary Internet site, ThomsonLocal.Com, complementing the existing Thomweb.co.uk. This local information portal features an enhanced business finder, the “WebFinder” search engine and a “search nearby” facility, as well as local area information.

          During 2002, TDL entered into separate paper and printing agreements with 3 paper suppliers based in Sweden and Finland and 2 printers based in Italy and Sweden. Each agreement is due to expire in 2004 (except for the paper agreement with one of the Swedish suppliers (Holmen A.B.), which is due to expire in 2005) with fixed rates.

          The U.K. classified directories market has been subject to review by the U.K. Office of Fair Trading. Following the most recent review, on May 11, 2001 the Office of Fair Trading announced that the price cap limiting annual price increases in advertising rates by Yell Group Limited, which is viewed as the incumbent market leader, should be tightened from Retail Price Index minus 2% to Retail Price Index minus 6% for directories published from January 2002. Although TDL was not required to offer any similar undertaking, the cap imposed on Yell Group Limited has the indirect effect of constraining TDL’s ability to increase advertising rates.

          In October 2002, SEAT increased its stake in TDL Infomedia from 99.6% to 99.73% following the acquisition of “A Investment Shares” from the Management of TDL Infomedia in accordance with the Share Purchase Agreement entered into among SEAT and Apax, 3i, Advent and participating management and employees.

     Euredit

          Euredit publishes the Business-to-Business European Directory — (Europages).

          SEAT is the exclusive Italian licensee for the sale of advertising in Europages, a European business directory containing information on approximately 120,000 exporters of goods and services for the printed version and 500,000 suppliers for the on-line and CD-ROM versions. Businesses are classified among more than 600 headings. Europages is published in six languages in either print version or on CD-ROM and distributed at no cost to each listed company and selected exporters in 33 countries.

          Euredit offers advertising space on Europages through both sales agents in 26 countries and a telephone marketing program from Euredit headquarters in Paris, France. SEAT, earns commissions for the sale of advertising space in Europages.

          Euredit also sells on-line advertising space in its proprietary site, Europages.com, in which the Euredit database consisting of approximately 500,000 business addresses is available for consultation. The site, available in 16 different languages, provides visitors with enhanced search tools as well as with links to the corporate sites of the main European Yellow Pages operators throughout Europe.

     Other Directories and Related Products and Services

          PagineBianche CD Italia is the retail edition of PagineBianche in CD-ROM format. This product is sold directly by the customer service branch of SEAT.

          Pagine Bianche Office. Pagine Bianche Office together with Pagine Gialle Lavoro is a database of about 4 million businesses in CD-ROM format distributed free of charge. The available information includes fixed telephone line numbers, fax numbers, e-mails, URL and companies’ telephone numbers. Pagine Bianche Office had 120,000 customers in 2002.

          Business-to-Business Industry Sector Listings — (Annuario SEAT Neoexpo). Annuario SEAT is a multi-volume business-to-business directory. It contains selected Italian businesses grouped by industry and services offered.

          City Maps — (TuttoCittà). TuttoCittà is available in all editions of PagineGialle Lavoro and in 65 editions of PagineGialle Casa; there are 35 editions of TuttoCittà available in a separate volume. TuttoCittà provides a city map and information about local public services, including transportation, leisure activities and local attractions. Starting from July 2002, TuttoCittà made Italian city maps available on-line.

          Annuario Kompass (formerly known as Kompass Italia) – Information on over 60,000 Italian companies: names, activities, products and services, decision-makers and their functions, key figures. It is part of a worldwide network of 66 publishers of industry annuals and provides on-line, on-disc and printed services relating to specialist economic information for the business-to-business market. Until August 2002 this service was provided by Kompass Italia which in August 2002 transferred its operating activities and personnel to Annuari Italiani S.p.A. and therefore is no longer an operating subsidiary.

          Business-to-Business directories: Guida agli acquisti per gli Enti Pubblici, a sale guide for shopping in hotels and a comprehensive guide to Italian hotels (both on paper and on line).

          Through the brand-name Giallo Promo, SEAT also sells direct marketing services and provides merchandising services.

     Operations

          Distribution and Sales. In December 1998, SEAT began subcontracting the distribution of all Pagine Gialle products in response to a ruling from the Italian Antitrust Authority that the previous co-packaging and distribution system with Telecom Italia restricted competition. SEAT uses two independent distributors to deliver its Pagine Gialle products throughout Italy. Telecom Italia distributes all White Pages directories published by SEAT.

          SEAT’s directories sales force is divided into three groups: territorial sales, large customer and telephone sales, each of which covers a specific type of customer. At the end of 2001, SEAT completed the reorganization of SEAT’s sales channels and the commissions structure for SEAT’s sales agents; SEAT now deals directly with its sales agents through an agency contract without the use of sub-agents.

          Paper Supply Arrangements. The market for directory paper is controlled by a limited number of specialized paper mills that are being further reduced, as a result of ongoing consolidation in the paper sector. SEAT seeks to diversify its use of paper suppliers in an effort to reduce printing paper expenses and increase the stability and quality of its paper supply.

          Accordingly, SEAT reduced the quantity of paper purchased from the Italian supplier Cartiere Burgo S.p.A. from 45% of its requirements in 2000, to 7% in 2002. As of June 13, 2003, SEAT’s purchases from Cartiere Burgo S.p.A. are being maintained at the same percentage of paper supply requirements. Cartiere Burgo S.p.A. is also backed up by further potential local suppliers. In 2002, SEAT entered into a three-year supply contract with the Swedish paper supplier Holmen Paper A.B., and into a two-year contract with the Finnish paper suppliers UPM-Kymmene OY, Stora Enso Publication Papers OY Ltd. and Stromsdal Corporation. These contracts obligate the supplier to sell, and SEAT to purchase, a target amount of paper at a fixed price for their duration. SEAT received approximately 93% of its printing paper from these suppliers in 2002, and does not expect this to change. SEAT also maintains commercial relations with certain paper suppliers in the United States and Canada, in order to obtain access to the North American paper market and evaluate the prospects for long-term supply agreements with those suppliers.

          Printing — Relationship with ILTE. Since SEAT’s sale in August 1998 of ILTE, its former printing subsidiary, SEAT has continued to use ILTE as its exclusive provider of printing, binding and cellophane wrapping services for its directory-publishing activities. In 1998, SEAT entered into an exclusive supply contract with ILTE, that expires on December 31, 2007. The prices were renegotiated in 2002, based on benchmarking against major European directory printers. A future price increase will be based upon a maximum of 50% of Istat, the Italian cost of living index. The contract also stipulates timing and qualitative performances criteria, with penalties if they are not met. SEAT provides paper that meets quality specifications to ILTE which provides the other principal raw material for printing, such as ink. Although SEAT is required to use ILTE for its printing needs throughout the duration of the agreement, SEAT has an option to terminate the entire agreement, or the exclusivity requirement with respect to 30% of SEAT’s printing needs, in the event that ILTE is unable to meet the performance criteria set out in the agreement.

          Billing and Credit Management Systems. SEAT’s advertising customers are invoiced for the cost of advertisements placed in its publications on an agreed upon timetable when the order is placed. The “canvassing” for advertising orders begins approximately 11 months prior to publication of the relevant edition. Revenue from advertising sales is recognized upon publication of the relevant directory. Prior to extending credit to a customer, the customer, SEAT performs a credit check.

     Competition

          SEAT’s market share in Italy in the telephone directory segment is approximately 90%. In 1997, the Italian publishing company Arnoldo Mondadori Editore S.p.A. (“Mondadori”), and Pagine Italia S.p.A. (“Pagine Italia”), both subsidiaries of Fininvest S.p.A., the parent company of the Fininvest S.p.A. group of companies (“Fininvest”), launched Pagine Utili, an on-line and paper-based Yellow Pages directory. Pagine Utili has a 5% market share, SEAT currently has no other significant national direct competitors for its printed directory products.

     Human Resources

          The number of employees in the Directories business segment decreased from 2,281 at December 31, 2001, to 2,220 at December 31, 2002.

Directories Assistance

          The Directories Assistance business segment includes:

•	Telegate Group

•	IMR S.r.l.; and

•	Pronto Pagine Gialle 89.24.24 (a division of SEAT)

          SEAT’s strategy for Directories Assistance is focused on increasing Pronto Pagine Gialle’s relatively small market share of the Italian telephone directory assistance market and the expansion of Telegate in European countries other than Germany, specifically the U.K. and Spain.

     Telegate

          SEAT currently holds a direct and indirect interest of 78.4% of Telegate AG. This is a result of the capital increase approved by the shareholders’ meeting of Telegate AG of November 18, 2002. The shareholders’ meeting resolved to increase the share capital by €46,973,700.00 against the issuance of 12,730,000 new shares at an issue price of €3.69 including a premium of €2,69. Of this amount, €6,360,740.83 was contributed by SEAT, €23,950,229.17 by Telegate Holding GmbH and €16,662,730.00 by the remaining shareholders. Currently the subscribed share capital of Telegate AG amounts to €20,954,355.00

          Telegate had 2,383 employees at the end of 2002 (primarily call-center operators) and its main operations are in Germany although it is also active in Italy, Spain, the UK and the United States.

          In 2002, SEAT continued the implementation of its international strategy for the Directories Assistance business segment:

•	Telegate’s main service in Germany is the telephone number 11.88.0. In 2002, it handled a total of approximately 93.6 million calls.

•	In December 2002, Telegate began providing services through its subsidiary 11.88.66 Ltd. in the UK through the telephone number 11.88.66.

•	Through Telegate Italia S.r.l. (“Telegate Italia”), its Italian subsidiary, Telegate also provides telephone services for 89.24.24 Pronto Pagine Gialle.

          By dialing each call-center number, users can transfer calls, access information relating to telephone numbers and access other information services (weather updates, films at cinemas and other events) via a hotline for booking and buying tickets. Telegate handled more than 119 million calls during 2002.

     Pronto Pagine Gialle

          Pronto Pagine Gialle is a relatively new business unit that was transferred out of Directories Italia and into Directory Assistance in 2002. Pronto Pagine Gialle’s activities relate exclusively to the provision of telephone directory assistance services to the general public in Italy, via the branded telephone number service “89.24.24.” Pronto Pagine Gialle receives a share of the call charges levied by the telephone network operators on the users of its 89.24.24 services. In addition small and medium size business and corporate clients wishing to receive priority listing on Pronto Pagine Gialle 89.24.24 service are also advertising customers for Pronto Pagine Gialle. These advertising services are promoted by the SEAT sales force responsible for the promotion of other paper and on-line directory products.

     IMR S.r.l.

          SEAT provides call-center services through Giallo Voice, consisting of four call-centers (IMR S.r.l., Teleprofessional S.r.l., OPS S.r.l. and Call Center Services S.r.l.). After the Spin-off, IMR S.r.l. will be part of New SEAT. In June and July 2002, Giallo Voice increased its stake in IMR S.r.l. from 51% to 100%.

          IMR S.r.l. is based in Turin, where its main activity is to assist Pronto Pagine Gialle in its directory assistance services.

     Competition

          In Germany, Telegate’s main competitors are free Internet-based search-engines. As of December 31, 2002, Telegate’s market share in Germany was approximately 32%.

     Human Resources

          The number of employees in the Directories Assistance business segment decreased from 3,775 at December 31, 2001 to 2,712 at December 31, 2002.

Business Information

          SEAT provides direct marketing and database services through its subsidiaries Consodata, NetCreations, PanAdress, Databank and Datahouse. These companies operate in the business-to-business market, providing a wide range of direct marketing services, including direct mail campaign management, preparing demographically tailored mailing lists, data treatment and enhancement, and marketing database management.

Notes:

(1)	After the spin-off Databank S.p.A. would be included in Telecom Italia Media.

(2)	On August 13, 2002, SEAT sold its stake in Datahouse to Dun & Bradstreet S.p.A., for €15.9 million.

          In compliance with the goals and strategy set forth in the 2002-2005 business plan, which provides for the divestiture of non-core assets, SEAT is still evaluating the possibility of disposing of its Business Information activities due to weakening demand of services in the business-to-business market, and the decrease of investments in the direct marketing area which persisted during the course of 2002.

     Consodata

          Consodata, a French company, is a leading European company in the development and management of information about consumer trends. The acquisition was originally part of SEAT’s strategy to strengthen its position in the consumer marketing intelligence services sector.

          Consodata is active in three business areas:

•	Information gathering services, using traditional and on-line questionnaires with different criteria to identify consumer profiles (lifestyle);

•	geomarketing, profiling and cartography (marketing intelligence); and

•	direct marketing, consumer information services, management and/or enhancement of proprietary and third-party databases (one-to-one).

          SEAT currently holds 98.60% interest in Consodata. Pursuant to its 2002-2005 business plan, SEAT is currently evaluating the possibility of disposing of its interests in Consodata. In accordance with the agreement reached with Consodata minority shareholders, before any such sale, SEAT will transfer its interests in Pan-Adress and NetCreations to Consodata. In an agreement with the founders of Consodata dated August 2, 2002, SEAT amended certain terms and conditions of previous agreements among the same parties dated July 31, 2000, and February 11, 2002, respectively. The new agreement provided for a put option in favor of the founders (which hold the minority stake) on their stake in Consodata, exercisable only if SEAT disposes of its controlling stake in Consodata;

          On February 12, 2003 pursuant to a put option exercised by the founders of Consodata, SEAT acquired 1,108,695 ordinary shares of Consodata at €44 per share (corresponding to an 8.17% interest) for a total consideration of €48.8 million. Please see under “Business Overview—Business Information—Consodata”.

          On April 15, 2002, Consodata S.p.A. (Consodata’s subsidiary for Italian operations) (“Consodata”) acquired an additional stake of 36% in Consodata Marketing Intelligence S.r.l. for a total consideration of €3,780,000. On May 19, 2003 Consodata entered into an agreement to purchase the remaining 2.69% of the share capital of Consodata Marketing Intelligence. Consodata now owns 100% of Consodata Marketing Intelligence S.r.l.

     Datahouse

          Datahouse is an Italian company which specializes in real estate market intelligence. Datahouse provides information on Italian real estate properties through a database of more than 20 million documents, partly retrieved from land registries, bankruptcy court procedures files and databases specialized in security. Datahouse makes its content available on-line for a fee and targets professionals in the legal and banking businesses, real estate agencies and brokers. On its Internet site, Datahouse also offers additional services including a search engine in cooperation with Altavista.it and other enhanced research features relating to the real estate market.

          On August 13, 2002, SEAT sold its stake (100%) in Datahouse to Dun & Bradstreet S.p.A., the Italian subsidiary of the U.S. parent, for a sale price of €15.9 million (at the closing SEAT bought back its minority stake (48%) in Datahouse for €11.0 million and was repaid by the purchaser of an intercompany debt of €6.5 million.)

     Pan-Adress

          Pan-Adress is a wholly owned subsidiary of SEAT specializing in off-line direct marketing. Pan-Adress was acquired in July 2001 by SEAT from the Beisheim Holding Switzerland, a sister company to the Metro Group, one of the leading German companies in the direct marketing sector. Pan-Adress was founded in 1962, is currently based in Munich, and offers a broad range of products and services as well as experience in mailing list management, based on databases.

     NetCreations

          NetCreations is a U.S.-based company which specializes in opt-in e-mail data collection, database management and e-mail marketing services. At the end of 2002, its database contained over 45 million e mail addresses of consumers who have identified and confirmed areas of special interest to them. NetCreations has partnerships with over 400 websites and provides direct e-mail marketing services to over 2,000 clients. NetCreations is the U.S. leader in Opt-In® e-mail marketing services. Through the Opt-In® service NetCreations obtains authorization for the handling of personal data from the contacts in its own database, and is thus capable of offering businesses precise targets of possible customers to whom promotional messages can be addressed.

     Competition

          Consodata’s main competitors are: Axciom, Wegener, Experian, InfoUSA, Doubleclick, SE Equifax, D&B, Claritas, Nielsen, Caci. Databank competition’s consists primarily of Eurisko, Centrale bilanci, Cerved, Prometeia, D&B, Gartner Gr., Ipsos Explorer, Nielsen, while Datahouse competes with SE Equifax, Consit and Crif.

     Human Resources

          The number of employees in the Business Information business segment decreased from 912 at December 31, 2001 to 812 at December 31, 2002.

Intellectual Property

          SEAT’s success and ability to compete in Italy depends to a significant extent on the marketing effectiveness of the PAGINE GIALLE brand name and logo, as well as the names and logos of SEAT’s other products and services. In order to protect its proprietary rights, SEAT has received Italian and international registration in respect of approximately 235 product names, including “PAGINE GIALLE,” “PAGINE GIALLE On-Line” (its new name PAGINE GIALLE.it, “TuttoCittà,” its former company name, “SEAT S.p.A.,” its new name “SEAT PAGINE GIALLE S.p.A.,” “Pronto PAGINE GIALLE 892424,” “PAGINE BIANCHE” and PAGINE BIANCHE.it. SEAT, as an Internet Service Provider, also holds a number of trademark registrations in Italy and the European Union, including for Tin.it, ClubNet, E-Vai, Premium and C6 (“Here You Are”) and about 190 domain names registration including SEAT.it, PagineGialle.it, PagineBianche.it, PagineGialleon-line.it, Tin.it, Clubnet.it, Atlantide.it and E-vai.it. Tin.it also licensed software and other technology from various third parties.

Property

          SEAT has offices throughout Italy, but its principal offices are located in Turin, Italy. The following is a list of SEAT’s principal real property holdings as of December 31, 2002 all of which are used as office space and owned by SEAT without any major encumbrances.

          The following real estate was included as part of the Project Tiglio, as described above, in October 2002 and is still rented by SEAT:

City	Address	Square Meters

Bologna	Via Cairoli, 8F	6,842
Genova	Via dell’ Acciaio, 139 Badia S. Andrea	3,042
Torino	Via A. Saffi, 18	7,587

City	Address	Square Meters

Torino	Via Mezzenile, 11	6,482
Torino	Strada del Lionetto, 6	5,321
Torino	Via G. Re. 47/49/51	11,103
Torino	Via Caprie, 18	1,537
Torino	Via San Ambrogio, 19/21	6,740
Pomezia (Rome)	Via Carlo Poma, 11	17,500

From October 2002 SEAT pays rental for the following buildings:

Torino	Via Mezzenile, 11	6,482
Torino	Strada del Lionetto, 6	5,321
Torino	Via G. Re. 47/49/51	11,103
Torino	Via Caprie, 18	1,537
Torino	Via San Ambrogio, 19/21	6,740
Bologna	Via Cairoli, 8F	6,842

SEAT at December 31, 2002 owned the following real estate:

Torino	Via Mocchie, 8	0,510
Farnborough, Hampshire UK	Thomson House, 296 Farnborough Road	6,637
N.A.	N.A.	N.A.

          SEAT is not aware of any environmental issues that may affect its use of its assets and management believes SEAT is fully compliant with Law 626/94 which sets environmental standards for all companies operating in Italy.

Regulation

Directories

          The directory market is fully liberalized. The provision of a local telephone subscriber’s directory however, is also an important part of the Universal Service Obligation. Currently in Italy, Telecom Italia is designated to provide the service under the Universal Service Obligation, which requires Telecom Italia to provide local telephone subscriber directory services in the whole of Italy. Telecom Italia is using SEAT’s PAGINEBIANCHE directory to fulfill its duty to provide the local telephone subscriber directory under the Universal Service Obligation.

          Any voice telephony operator is obliged to guarantee the availability of subscriber data on a fair, transparent and non-discriminatory basis and to provide directory and directory assistance services. Moreover, since the SEAT-Tin.it merger in 2000, Telecom Italia is obliged to guarantee the availability of subscriber data without charge.

          From January 1, 1998 the potential designation of companies other than Telecom Italia has been authorized in order to guarantee maximum efficiency (art.3 dPR 318/97). The National Regulatory Authority for Communications (Autorità per le Garanzie nelle Comunicazioni – AGCom) by resolution 36/02/CONS allows for a tender for various telecommunication services. This provision is not applicable to the directory business since the market is already open to competition and a tender would re-introduce exclusive rights, not allowed in the European or Italian regulatory environments. The new EU regulatory framework (EU Directive 2002/22/EC on universal service and users’ rights relating to electronic communications networks and services) confirms this interpretation: the EU directory market is fully liberalised and no barriers for new market participants exist since subscriber data is available to third parties.

          This EU Directive however requires that at least one comprehensive directory is made available to end users in a form approved by the relevant authority, whether printed or electronic, or both, and is updated on a regular basis, and at least one on an annual basis. The adoption under Italian law is expected by the end of July 2003.

          AGCom called for consultation on the possible introduction of electronic support (CD Rom) as part of the scope of universal services of telephone directories. The initial data on CD Rom usage has highlighted that there is a substantial lack of utility of the product as it cannot be used by all customers and that therefore cannot be considered a universal service.

          AGCom, by resolutions 36/02/CONS and 180/02/CONS in application of dPR 77/01, has fixed the criteria for the constitution of the comprehensive customer database (“Universal Database”) for the general directory containing the information of all subscribers (fixed and mobile) in order to guarantee more readily the availability of subscribers data for directories and directory assistance services. Licensed Operators with direct access to subscribers are obliged to create and operate this Universal Database. The Universal Database will be made available to all parties who provide a telephone directory service or directory assistance service on a fair, transparent and non discriminatory basis.

          The fixed network operators have reached a partial agreement on the technical specifications for the production of the Universal Database.

          The mobile network operators have signed a similar agreement. Once the fixed network operators agreement is finalized, the agreement between the mobile network operators will need to be revised to ensure both agreements are consistent. The Privacy Authority (“Garante per la protezione dei data personali”) has provided guidelines regarding the acquisition of consent to processing of customer data. Subscribers must be informed, free of charge, about the purpose of a directory available to the public or obtainable through directory inquiry services, in which their personal data can be included and of any further usage possibilities based on search functions embedded in electronic versions of the directory. Subscribers will be given the opportunity not to be included in a public subscriber directory. Existing fixed network subscribers will be treated with an opt-out approach, new subscribers and mobile with an opt-in approach. Under the opt-out approach a subscriber has the option to be deleted from the directory under the opt-in approach the subscriber has the choice to be listed.

          Starting with the Rome directories in October 2002, SEAT produced a multi-brand product (PAGINEBIANCHE) which included subscribers of Telecom Italia and competitors, that complied with the regulations prior to implementation of the Universal Database.

          SEAT’s management believes that these requirements do not impose any limitations on SEAT’s competitiveness in the directories market.

     Directory Assistance – 89.24.24 service

          AGCom is evaluating the appropriateness of introducing by mid-2003 a number specifically assigned to directory assistance services (12XY) within the National Numbering Plan. The existing National Numbering Plan assigns codes and numbers for fixed telephony services, mobile, value added services, but does not identify any specific code for directory enquiry services. The introduction of a specific code for directory enquiry is consistent with present or past initiatives in other European countries. This initiative would provide equal opportunities for all the parties offering directory assistance services, whether they be network operators, or service providers like SEAT S.p.A.

Internet

          Seat-Tin.it is present in the residential and SME (Small and Medium Enterprises) retail market for both dial-up and ADSL Internet access. Seat-Tin.it acquires from Telecom Italia all network services for the realization of such offers: access (mainly, call origination for dial up calls, ADSL wholesale access, IP transport, national and international bandwidth).

     Retail market – dial-up

          After the first quarter 2002, Seat-Tin.it activated new numbers for dial-up calls: (i) 7020001033 for premium, and (ii) 7020001099 for free dial-up calls. The old geographic numbers are still in operation. The financial relationship with Telecom Italia was based on revenue sharing both for the old (geographic) and new (70X) numbering.

          On October 7, 2002, the Ministry of Communications assigned to Seat-Tin.it the right of use of 70X numbering. As a consequence, Seat-Tin.it negotiated and signed with Telecom Italia a contract related to 70X dial-up calls which provides: from January 1, 2003 (i) SEAT is entitled to all the revenues of 70X calls and (ii) Seat-Tin.it pays the correspondent call origination and IP transport to Telecom Italia. The publication of Law 59/02 and subsequent implementation of the relevant resolution by AGCom (9/02/CIR) require Telecom Italia to grant Internet Service Providers the same economical conditions for network services that it does to other licensed telecommunication operators.

          For the remaining SEAT Tin.it regular traffic, Seat Tin.it shares its revenue with Telecom Italia only for geographic numbering.

     ADSL/ATM Broadband

          The applicable regulatory provisions (AGCom decision 407/99, 217/00/CONS, 15/00/CIR, 06/03/CIR) require Telecom Italia make a wholesale offer to access broadband ADSL Internet services available to competing operators, before providing services to its own customers. This wholesale offer forms the basis upon which Seat Tin.it defines its offer conditions for broadband ADSL Internet access for its customers.

          As an ISP, SEAT prices its services to its customers based on the wholesale offering. With the 06/03/CIR resolution, the AGCom has reviewed the economic conditions of the wholesale offer by Telecom Italia in order to guarantee suitable financial spaces for competition and required Telecom Italia to decrease its prices. Like other operators, also SEAT has benefited from this price reduction.

     WIFI Services

          SEAT has obtained the authorization for the experimentation of the public Radio-LAN, access to public electronic communications networks, and services in the 2.4 GHz band (WIFI service). The authorization does not allow any commercial visibility. The regulations for the issue and the authorization for offering of the commercial services in the 2.4 GHz and 5 GHz bands has been published (Decree dated May 28, 2003). SEAT has opened its own experimental WIFI access areas (currently, more than 50 locations). Currently, the access is limited to no more than 3,000 selected customers. SEAT intends to open its own WIFI access areas and to form agreements with other authorized parties to grant access for its customers (Internet roaming).

E-Commerce

          EU Directive 200/31/CE on Electronic Commerce has implemented in Italy by Law No. 70/03 which establishes specific harmonized rules to ensure that businesses and citizens can supply and receive e-commerce services throughout the EU. These include:

•	Conclusion and validity of electronic contracts;

•	Transparency requirements. It subjects commercial communications over the Internet, such as advertising and direct marketing, to certain transparency requirements to ensure consumer confidence and fair dealing;

•	Liability of Internet intermediaries. It establishes an exemption from liability for intermediaries, who play a passive role as a “mere conduit” of information from third parties and limits service providers’ liability for other “intermediary” activities, such as the storage of information; and

•	On-line dispute settlement.

Television

          In February 2003, MTV Italia and TV Internazionale requested and obtained from the Italian Ministry of Communications the authorization for the first commercial tests of digital terrestrial television (DTV).

          A new regulatory framework regulating broadcasting is expected to be implemented by mid 2003. The provisional text confirms the switch-off of the analog broadcasting network and the full roll-out of DTV broadcasting by 2006.

Competition Law

          SEAT is subject to Law No. 287 of October 10, 1990, the Italian competition law of general application, and to the competition rules of the EU (the “Law No. 287”). Law No. 287 prohibits:

•	agreements, including resolutions and concerted practices, aimed at fixing prices, limiting production or access to markets and technological developments, sharing of markets, applying different conditions for the same services to the detriment of competitors, and subjecting contracts to the acceptance of conditions that, according to their nature and common practice, are not linked to the object of the contract;

•	abuses of dominant position, including practices aimed at fixing prices, limiting production or access to markets and technological developments, applying different contractual conditions for the same services to the detriment of competitors, as well as subjecting contracts to the acceptance of conditions that, according to their nature and common practice, are not linked to the object of the contract; and

•	concentrations of enterprises, such as mergers, acquisitions of controlling interests and concentrative joint ventures, which would result in the creation or strengthening of a dominant position. All concentrations in relation to which the combined overall turnover, in Italy, of the companies involved is higher than €377,013 or the turnover of the company being acquired is, in Italy, higher than €39,000, must receive a prior authorization from the Antitrust Authority. These thresholds are adjusted every year to take account of inflation. Failure to file prior notification of a concentration to the Italian Antitrust Authority will result in a fine of up to 1% of the turnover of the parties involved in the concentration, or higher in the case of fines for violation of a prohibition of a concentration.

          The Italian Antitrust Authority administers Law No. 287, either on its own initiative or following a complaint submitted by any interested party, and has the power to investigate and ascertain compliance with Law No. 287. When the Italian Antitrust Authority finds evidence that Law No. 287 has been violated, the parties involved, including the interested party, are notified of the opening of a formal investigation. The party under investigation and the interested parties have the right to be heard and to file written arguments with the Italian Antitrust Authority. Pending the investigation, the Italian Antitrust Authority may also require the parties involved and third parties to disclose information or to submit documents that it considers useful for the investigation. In addition, the Italian Antitrust Authority may appoint experts and carry out direct inspections at the investigated party’s premises in order to examine and seize relevant documents.

          If at the conclusion of the investigation the Italian Antitrust Authority determines that Law No. 287 has been violated, it may order the investigated party to cure the relevant violation and, in the case of serious violations, impose fines ranging from 1% to 10% of the turnover relating to the relevant activities. Any failure to comply is sanctioned with an additional fine of up to 10% of the turnover of the investigated party.

          The competition rules of the EU also apply directly in Italy. The main principles of EU competition law are contained in Articles 85 and 86 of the Treaty of Rome. Article 85 prohibits collusion between competitors that may affect trade between Member States and has the object or effect of restricting competition within the EU. Article 86 prohibits any abuse of a dominant position within a substantial part of the EU that may affect trade between Member States. These rules are primarily enforced by the European Commission, which cooperates with the national competition authorities, and through the national courts. The Italian Antitrust Authority has the power to apply Article 85(1) and Article 86, following its own procedures and imposing, if necessary, the fines provided for under Law No. 287. In September 1991, general guidelines were published by the European Commission on the application of EU competition law in the telecommunications sector. These guidelines outline the EU’s approach to common competition issues. On November 5, 1998, following the EU’s guidelines, the Italian Antitrust Authority amended the form required for filing notices of concentration.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          The following discussion should be read in conjunction with the consolidated financial statements included elsewhere in this annual report. Such financial statements have been prepared in connection with U.S. GAAP.

Background

          As previously described, effective October 1, 2000, SEAT acquired Tin.it in a two-step transaction through the exchange of newly-issued ordinary shares for 100% of the outstanding shares of Tin.it. After the acquisition, Telecom Italia owned a majority interest in the combined company. Accordingly, under U.S. GAAP, the transaction was accounted for as a reverse acquisition, whereby SEAT was considered the acquiree even though legally it was the acquiror. As a result, the results of operations data included in the table below presents the historical operations of Tin.it to October 1, 2000 and the consolidated results of operations of SEAT and Tin.it since that date. Please see Note 4 to the Consolidated Financial Statements included in this annual report.

Results of Operations

          The following table sets forth SEAT’s statement of operations for the years ended December 31, 2000, 2001 and 2002. These amounts have been derived from, and should be read in conjunction with, SEAT’s audited consolidated financial statements as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002 included in this annual report.

	2000(1)	2001	2002

		(euro thousands)
Operating revenues	607,306	1,897,483	1,981,081
Cost of materials	(86,236)	(300,895)	(283,867)
Cost of external services	(374,383)	(744,099)	(747,881)
Salaries, wages and employee benefits	(50,405)	(445,308)	(398,247)
Depreciation and amortization	(612,007)	(1,794,869)	(607,362)
Writedown of impaired assets	(10,271,669)	(3,165,405)	(5,969,126)
Other operating expenses	(40,254)	(116,260)	(161,023)

Total operating expenses	(11,434,954)	(6,566,836)	(8,167,506)

Operating loss	(10,827,648)	(4,669,353)	(6,186,425)
Interest expense, net	(198,132)	(97,159)	(121,236)
Equity in losses of affiliated companies	(26,123)	(81,747)	(26,168)
Other income, net	2,265	(7,921)	(12,657)

Loss before income taxes, minority interests and cumulative effect of accounting change	(11,049,638)	(4,816,171)	(6,282,684)
Income tax benefit	158,335	245,306	268,992

Loss before minority interests and cumulative effect of an accounting change	(10,891,303)	(4,570,865)	(6,013,692)
Minority interests	(4,939)	(66,295)	(55,063)

Net loss before cumulative effect of accounting change	(10,886,364)	(4,504,570)	(5,958,629)

Cumulative effect of accounting change	—	2,296	—

Net loss	(10,886,364)	(4,502,274)	(5,958,629)

Notes:

(1)	The 2000 statement of operations data include the effects of the reverse acquisition of SEAT effective October 1, 2000 and certain other acquisitions during the fourth quarter of 2000. See Note 4 to the consolidated financial statements included in this annual report.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

     Presentation of Results

          The following discussion is based on and should be read in conjunction with the Consolidated Financial Statements, which have been prepared in accordance with U.S. GAAP.

          The scope of the consolidation includes the Italian and foreign companies that are majority owned by directly or indirectly controlled by SEAT Pagine Gialle S.p.A. or its subsidiaries. As discussed in more detail in Note 4 of the

Consolidated Financial Statements for the fiscal year ended December 31, 2002, footnotes to the Selected Financial Data presented in Item 3 of this annual report and discussed in detail in the annual report on Form 20-F for the fiscal year ended December 31, 2001, for the year ended December 31, 2002 compared to the year ended December 31, 2001, the scope of consolidation changed in 2001 materially compared to 2000. In 2002 the scope of consolidation changed primarily due to the sale of Datahouse, which was part of the “Business Information” segment, and of several companies of the “Internet Services” segment with impacts, particularly in terms of operating income, that are not significant. Thus the changes to the scope of consolidation do not affect the comparison of the results of the year ended December 31, 2002 with the results of the year ended December 31, 2001. For more information on the disposal of subsidiaries see “Item 4 – Present Organizational Structure and Developments”.

          In the following presentation we have grouped the segments together in accordance with whether they will become part of Telecom Italia Media or part of New SEAT after the Spin-off, as described above. This grouping is not a perfectly faithful reflection of the way in which such segments will be divided between the two companies pursuant to the Spin-off plan, in that the Giallo Voice Group excluding IMR S.r.l. which is included in the Directories Assistance business segment as part of the analysis below, will remain with Telecom Italia Media. Similarly the Databank Group is included in the Business Information segment in the analysis below but will remain with Telecom Italia Media. The purpose of this presentation is to facilitate a discussion of the results of SEAT in a way that represents approximately the results of the two companies into which SEAT will be demerged.

          In this annual report, all of the amounts are expressed in thousands of euro unless otherwise indicated.

     Operating Revenues

	2001	2002

	(euro thousands)
Total	1,897,483	1,981,081
Telecom Italia Media
Internet Services	151,089	140,419
Office Products	262,863	283,845
Professional Publishing	33,768	33,548
Television	64,757	94,135
New SEAT
Directories	1,105,882	1,121,270
Directories Assistance(1)	155,255	157,192
Business Information(2)	123,869	150,672

Notes:

(1)	€17,107 for 2001 and €14,924 for 2002 are related to Giallo Voice Group excluding IMR S.r.l. and would be included in Telecom Italia Media after the Spin-off.

(2)	€13,930 for 2001 and €12,944 for 2002 are related to Databank Group and would be included in Telecom Italia Media after the Spin-off.

          Revenues for 2002 were €1,981,081 compared to €1,897,483 in 2001, an increase of approximately 4.4%. In 2002 operating revenues were comprised of revenues of the various SEAT business segments, as discussed below:

          Telecom Italia Media:

•	€140,419 from the Internet Services segment, consisting of revenues from Internet access subscription fees, revenue sharing fees paid by Telecom Italia based on telephone traffic generated by Internet usage through Tin.it, portal services, on-line advertising and web services, compared to €151,089 in 2001, a decrease of 7.1%. The decrease in net revenues was primarily due to the sale of several subsidiaries, which were no longer deemed part of the core business. As a result of the sale the subsidiaries were eliminated from the scope of consolidation. SEAT decided to focus its Internet business on internet access services and portals. This decrease was partially offset by an increased use of the new ADSL services, while revenues for return commissions from Telecom Italia (€52,248, a 10.3% decline compared to 2001) reflect the drop in dial-up telephone traffic due to migration of previous dial-up use toward ADSL services. Revenues for online advertising, web services and other Internet businesses (€21,284) decreased 43.3 % compared to 2001 due to the winding up or transfer of several companies and their elimination from the scope of consolidation.

•	€283,845 from the Office Products and Services segment, consisting of revenues from sales of office products of the Gruppo Buffetti and Cipi business gifts products, compared to €262,863 in 2001, an increase of 8.0% primarily due to the increased revenues from sales of Buffetti’s office automation products, management software and promotional items, partially offset by a decrease in sales of Buffetti’s other office products.

•	€33,548 from the Professional Publishing segment, consisting of revenues from its Giallo Professional Publishing which operates in the field of technical and specialized publications, compared to €33,768 in 2001, a decrease of 0.7% primarily due to the decreases in advertising revenues, as well as the decline in the tourist industry, the principal market for one of the segment’s publishing houses.

•	€94,135 from the Television segment, consisting of revenues from its La7 and MTV Italia television channels, compared to €64,757 in 2001, an increase of 45.4% primarily due to an increase in net revenues of the MTV Italia channel, despite a slight decline in the advertising market which remains a very competitive market.

          New SEAT:

•	€1,121,270 from the Directories segment, consisting of revenues from the sale of advertising in its Yellow Pages, White Pages and other directories, and the distribution of printed and online products and the distribution of other communication products for SME’s compared to €1,105,882 in 2001, an increase of 1.4%. In the Directories segment the overall decline in advertising revenues was offset by the introduction of new products, an increase of 7,000 customers to a total of 743,000 customers as of December 31, 2002, an increase of 10,000 advertisers to a total of 680,000 advertising clients as of December 31, 2002 and an increase of 3,000 units of printed directories as well as increased on-line activities and the development of promotional items. Revenues from TDL Infomedia remained stable despite the unfavorable sterling-euro exchange rate.

•	€157,192 from the Directories Assistance segment, consisting of revenues from its Telegate voice portal and Giallo Voice call-center services, compared to €155,255 in 2001, an increase of 1.2%. In the Directories Assistance segment net revenues increased primarily due to the revenues generated by 89.24.24 Pronto Pagine Gialle due to the increase in revenues from telephone traffic and the substantial increase in advertising revenues in 89.24.24 Pronto Pagine Gialle, which were partially offset by an approximate combined 15% decline in revenues from the Italian and foreign call-center operations. The decline in the Italian call-center business was caused by increased competition in the out-bound market and the decline in foreign call-center operations was caused by the poor performance of the German market.

•	€150,672 from the Business Information segment, consisting of revenues from the direct marketing and database services provided by Consodata, NetCreations, Pan Adress and Databank, compared to €123,869 in 2001, an increase of 21.6%. The increase from revenues was primarily attributable due to a full year of consolidation in 2002 for Consodata and NetCreations compared to only a partial year in 2001, the year of their acquisition by Seat. The primary operating factors that affected the Business Information segment was the continued reduction of investments in direct marketing services by large companies that are the main purchasers of these services, to the trend towards higher value products at the same prices compared to 2001 due to increased financial constraints of the customers of the Business Information segment, and the deconsolidation of Datahouse after July 1, 2002.

     Cost of Materials

	2001	2002

	(euro thousands)
Total	300,895	283,867
Telecom Italia Media
Internet Services	13,881	626
Professional Publishing	3,674	2,559
Office Products	178,587	197,402
Television	10,759	3,580
New SEAT
Directories	60,230	62,758
Directories Assistance(1)	597	61
Business Information(2)	33,167	16,881

Notes:

(1)	€80 for 2001 and €84 for 2002 are related to the Giallo Voice Group excluding IMR S.r.l. and would be included in Telecom Italia Media after the Spin-off.

(2)	€201 for 2001 and €643 for 2002 are related to the Databank Group and would be included in Telecom Italia Media Group after the Spin-off.

          Cost of materials decreased by 5.7% from €300,895 in 2001 to €283,867 in 2002.

          On a segment level the results were as follows:

          Telecom Italia Media:

•	€626 for the Internet Services segment, compared to €13,881 in 2001, a decrease of 95.5%, primarily due to the one-time large purchase in 2001 of computer hardware used for the solicitation of new customers in the high margin business.

•	€2,559 for the Professional Publishing segment, compared to €3,674 in 2001, a decrease of 30.3%, primarily due to reduced editing and printing costs.

•	€197,402 for the Office Products segment, compared to €178,587 in 2001, an increase of 10.5%, primarily due to an 8% increase in sales, increased communication costs attributable to increasing presence of the Buffetti trademark in the marketplace and increased costs for office automation products compared to traditional office products.

•	€3,580 for the Television segment, compared to €10,759 in 2001, a decrease of 66.7% primarily due to lower technical broadcasting costs.

          New SEAT:

•	€62,758 for the Directories segment, compared to €60,230 in 2001, an increase of 4.2%, primarily due to the increase in the sales volumes which were partially offset by reduced operating costs, including a decrease in paper consumption and advertising costs.

•	€61 for the Directories Assistance segment, compared to €597 in 2001, a decrease of 89.8%, primarily due to the further development of proprietary databases.

•	€16,881 for the Business Information segment, compared to €33,167 in 2001, a decrease of 49.1%, primarily due to a reduction in the use of paper and other operating costs which was partially offset by the purchase of mailing lists for use in the direct marketing of business information products.

     Cost of External Services

	2001	2002

	(euro thousands)
Total	744,099	747,881
Telecom Italia Media
Internet Services	143,867	93,504
Professional Publishing	19,288	19,234
Office Products	45,942	46,807
Television	60,872	94,441
New SEAT
Directories	366,755	347,820
Directories Assistance(1)	86,629	74,228
Business Information(2)	20,746	71,847

Notes:

(1)	€7,303 for 2001 and €7,465 for 2002 are related to the Giallo Voice Group excluding IMR S.r.l. and would be included in the Telecom Italia Media after the Spin-off.

(2)	€8,113 for 2001 and €6,232 for 2002 are related to the Databank Group and would be included in the Telecom Italia Media after the Spin-off.

          The cost of external services was €747,881 in 2002, compared to €744,099 in 2001, an increase of approximately 0.5%.

          On a segment level the results were as follows:

          Telecom Italia Media:

•	€93,504 for the Internet Services segment, compared to €143,867 in 2001, a decrease of 35.0%, primarily due to the reorganization, closure and disposals of businesses previously operating in the Internet Services segment.

•	€19,234 for the Professional Publishing segment, compared to €19,288 in 2001, a decrease of 0.3%, primarily due to lower paper and printing costs.

•	€46,807 for the Office Products segment, compared to €45,942 in 2001, an increase of 1.9%, primarily due to the first time consolidation of Cipi in 2002 compared to the partial consolidation of Cipi in 2001.

•	€94,441 for the Television business segment, compared to €60,872 in 2001, an increase of 55.1%, primarily due to the acquisition of more one-year television contracts (which have a higher per-show cost) and less multi-year television contracts (which have lower costs per show) and also due to increased production costs.

          New SEAT:

•	€347,820 for the Directories segment, compared to €366,755 in 2001, a decrease of 5.2%, primarily due to the marketing of new products that required more resources in the launch phase.

•	€74,228 for the Directories Assistance segment, compared to €86,629 in 2001, a decrease of 14.3%, primarily due to a reorganization process aimed at rebalancing the cost structure which has led to a strong reduction in advertising costs and in a shift to a lower cost telecommunication provider.

•	€71,847 for the Business Information segment, compared to €20,746 in 2001, an increase of 246.3%, primarily due to the inclusion of a full year of costs in 2002 related to the acquisition of Pan-Adress, Consodata and NetCreations compared with the only partially inclusion of these costs in 2001 because the acquisitions occurred during the year.

     Salaries, Wages and Employee Benefits

	2001	2002

	(euro thousands)
Total	445,308	398,247
Telecom Italia Media
Internet Services	53,502	36,176
Professional Publishing	6,760	7,141
Office Products	17,550	21,495
Television	35,471	34,279
New SEAT
Directories	209,476	181,188
Directories Assistance(1)	76,581	64,493
Business Information(2)	45,968	53,475

Notes:

(1)	€7,073 for 2001 and €6,836 for 2002 are related to the Giallo Voice Group excluding IMR S.r.l. and would be included in the Telecom Italia Media after the Spin-off.

(2)	€4,349 of 2001 and €4,398 of 2002 are related to the Databank Group and would be included in the Telecom Italia Media Group after the Spin-off.

          Salaries, wages and employee benefit costs were €398,247 in 2002 compared to €445,308 in 2001, a decrease of approximately 10.6%.

          On a segment level the results were as follows:

          Telecom Italia Media:

•	€36,176 for the Internet Services segment, compared to €53,502 in 2001, a decrease of 32.4%, due to the reduction in headcount to 569 at December 31, 2002 from 981 at December 31, 2001, primarily due to the disposition of non-core businesses and the rationalization measures taken in 2002.

•	€7,141 for the Professional Publishing segment, compared to €6,760 in 2001, an increase of 5.6%, primarily due to bonuses and other one-time incentive payments to employees.

•	€21,495 for the Office Products segment compared to €17,550 in 2001, an increase of 22.5%, primarily due to the fact that Cipi was fully consolidated for six months in 2001 compared to the entire year in 2002.

•	€34,279 for the Television segment compared to €35,471 in 2001, a decrease of 3.4%, primarily due to the fact that in 2001 the restructuring of the programming led to the incurrence of significant one-time salary-related programming costs due to the cancellation of several long-term agreements, which was offset by an increase in costs for salaries, wages and employee benefits caused by the increase in the headcount from 559 employees in 2001 to 591 employees in 2002 following the decision by MTV to internalize activities such as signal broadcasting and MTV Italia TV productions.

          New SEAT:

•	€181,188 for the Directories segment, compared to €209,476 in 2001, a decrease of 13.5%, primarily due to the reduction in headcount to 2,220 at December 31, 2002 compared to 2,281 at December 31, 2001, which was partially offset by the introduction of the new cash bonus system in favor of the SEAT group executives and middle management and the recruitment of several executives from the Matrix subsidiaries.

•	€64,493 for the Directories Assistance segment, compared to €76,581 in 2001, a decrease of 15.8%, primarily due to the reduction in headcount to 2,712 at December 31, 2002 from 3,775 at December 31, 2001. The reduction in the headcount was mainly in the German call-center unit.

•	€53,475 for the Business Information segment, compared to €45,968 in 2001, primarily due to a full year of consolidation in 2002 for Consodata and NetCreations compared to only a partial year in 2001, the year of their acquisition by Seat. This increase was offset by the reduction in headcount to 812 at December 31, 2002 compared to 912 at December 31, 2001.

     Depreciation and Amortization

	2001	2002

	(euro thousands)
Total	1,794,869	607,362
Telecom Italia Media
Internet Services	58,598	43,389
Professional Publishing	2,933	595
Office Products	93,791	45,093
Television	50,468	25,991
New SEAT
Directories	1,353,147	476,782
Directories Assistance(1)	166,551	4,747
Business Information(2)	69,381	10,669

Notes:

(1)	€2,299 for 2001 and €580 for 2002 are related to the Giallo Voice Group excluding IMR S.r.l. and would be included in Telecom Italia Media after the Spin-off.

(2)	€5,617 for 2001 and €2,606 for 2002 are related to the Databank Group and would be included in Telecom Italia Media after the Spin-off.

          Depreciation and amortization was €607,362 in 2002 compared to €1,794,869 in 2001, a decrease of 66.2%, and consisted primarily in the amortization of intangible assets.

          On a segment level the results were as follows:

          Telecom Italia Media:

•	€43,389 for the Internet Services segment, compared to €58,598 in 2001, a decrease of 26.0%, primarily due to the fact that goodwill was not amortized in 2002 but was amortized in 2001 and, to a lesser degree, to changes in the estimated useful life of certain depreciable assets.

•	€595 for the Professional Publishing segment, compared to €2,933 in 2001, a decrease of 79.7%, primarily due to the reduced investments in additional office equipment made in 2002 and due to the fact that goodwill was not amortized in 2002 but was amortized in 2001.

•	€45,093 for the Office Products segment, compared to €93,791 in 2001, a decrease of 51.9%, primarily due to the fact that goodwill was not amortized in 2002 but was amortized in 2001.

•	€25,991 for the Television business segment, compared to €50,468 in 2001, a decrease of 48.5%, primarily due to the fact that goodwill was not amortized in 2002 but was amortized in 2001.

          New SEAT:

•	€476,782 for the Directories segment, compared to €1,353,147 in 2001, a decrease of 64.8%, primarily due to the fact that goodwill was not amortized in 2002 but was amortized in 2001.

•	€4,747 for the Directories Assistance segment, compared to €166,551 in 2001, a decrease of 97.1%, primarily due to the fact that goodwill was not amortized in 2002 but was amortized in 2001.

•	€10,669 for the Business Information segment, compared to €69,381 in 2001, a decrease of 84.6%, primarily due to the fact that goodwill was not amortized in 2002 but was amortized in 2001.

     Writedowns of Impaired Assets in 2002

          In accordance with the requirements of SFAS 142, the annual impairment test of goodwill was conducted as of December 31, 2002. As part of that assessment, it was determined that certain reporting units contained goodwill that was potentially impaired. The 2002 review incorporated into the analysis all of the known facts and management strategies at the time, including the possibility that the assessment that the ownership levels of certain businesses may change in the future. In particular, Telecom Italia, SEAT’s majority owner, had been assessing the structure and benefits of having the Internet and Directories businesses constituted as a single business. Although Telecom Italia management had not committed to a plan regarding the sale of certain reporting units of SEAT until after December 31, 2002, the probablility that a realignment of the business would take place, including the possible disposal valuations of those businesses, were considered. The 2001 valuation approach was based on a discounted cash flow model, using the best estimates of management at that time, including the intention to keep SEAT together as an integrated asset for the foreseeable future. In 2002 the fair value of the affected reporting units, in particular those to be included in New SEAT, were derived based on an assessment of recent trading multiples for other similar assets. This approach was used as, given the increasing likelihood that Telecom Italia would sell these assets, the use of multiples for recent transactions for similar assets was considered more indicative of fair value than a discounted cash flow analysis. Those to be included in Telecom Italia Media were valued based on a combination of both multiples and the discounted cash flow method. Using the comparables approach to the valuation, SEAT identified that the fair value of the reporting units’ implied goodwill, after performing a hypothetical purchase price allocation, including intangibles, was €5,969,126 less than the carrying value of these assets. The most significant writedowns were in the Directories business segment Internet – Portals reporting unit of the Internet Services segment and Office Products segment in the amount of (€5,330,936), (€479,623) and (€138,511), respectively.

     Other Operating Expenses

	2001	2002

	(euro thousands)
Total	116,261	161,023
Telecom Italia Media
Internet Services	11,438	16,808
Professional Publishing	1,127	916
Office Products	6,070	3,022
Television	10,844	8,731
New SEAT
Directories	80,759	66,896
Directories Assistance(1)	4,340	26,268
Business Information(2)	1,683	38,382

Notes:

(1)	€1,146 for 2001 and €130 for 2002 are related to Giallo Voice Group excluding IMR S.r.l. and would be included in Telecom Italia Media after Spin-off.

(2)	€163 for 2001 and €229 for 2002 are related to the Databank Group and would be included in Telecom Italia Media after the Spin-off.

          Other operating expenses increased by €44,762 to €161,023 in 2002, compared to €116,260 in 2001, an increase of approximately 38.5%.

          On a segment level the changes were as follows:

          Telecom Italia Media:

•	€16,808 in the Internet Services segment, compared to €11,438 in 2001, an increase of 46.9% primarily due to the cost related to disposition of non-core businesses.

•	€916 in the Professional Publishing segment, compared to €1,127 in 2001, a decrease of 18.7% primarily due to a reduction in overhead such as travel expenses and other non-operating costs.

•	€3,022 in the Office Products segment, compared to €6,070 in 2001, a decrease of 50.2%, primarily due to lower provisions for contractual risks and to lower writedowns of trade receivables.

•	€8,731 in the Television business segment, compared to €10,844 in 2001, a decrease of 19.5%, primarily due to lower provisions made for contractual risks incurred in 2002.

          New SEAT:

•	€66,896 in the Directories segment, compared to €80,759 in 2001, a decrease of 17.2%, primarily due to less write-offs of trade receivables due to better collection and to lower provisions made for contract risks and other charges, as there were no particular risks at the end of the year that would have required a level of provisions similar to that in 2001.

•	€26,268 in the Directories Assistance segment, compared to €4,340 in 2001, an increase of 505.3%, primarily due to increased provisions recorded for the Telegate Group.

•	€38,382 in the Business Information segment, compared to €1,683 in 2001, an increase of 2,180.6%, primarily due to increased provisions for NetCreations and an increase of the of Consodata Group excise tax.

     Operating Loss

          Operating loss, was (€6,186,425) in 2002 compared to (€4,669,353) in 2001, an increase of 32.5%, primarily due to the increase in the writedown of impaired assets in the Directories segment in 2002 compared to 2001.

   Interest Expense

	2001	2002

	(euro thousands)
Total	97,159	121,236
Telecom Italia Media
Internet Services	3,734	2,296
Professional Publishing	1,024	1,200
Office Products	4,240	3,555
Television	5,288	5,361
New SEAT
Directories	75,196	90,160
Directories Assistance(1)	4,472	14,962
Business Information(2)	3,205	3,702

Notes:

(1)	€446 for 2001 and €709 for 2002 are related to the Giallo Voice Group excluding IMR S.r.l. and would be included in Telecom Italia Media after the Spin-off.

(2)	€17 for 2001 and €9 for 2002 are related to the Databank Group and would be included in Telecom Italia Media after the Spin-off.

          Interest expense was €121,236 in 2002, compared to €97,159 in 2001, an increase of approximately 24.8%.

On a segment level the results were as follows:

          Telecom Italia Media:

•	€2,296 in the Internet Service segment compared to €3,734 in 2001, a decrease of 38.5%, primarily due to the entry of Matrix into the group treasury of Telecom Italia which allowed it to receive funding from banks at a lower interest rate.

•	€1,200 in the Professional Publishing segment compared to €1,024 in 2001, an increase of 17.2%, primarily due to the slower repayment of outstanding debt due to the lower cash flow caused by decreased advertising revenues.

•	€3,555 in the Office Products segment compared to €4,240 in 2001, a decrease of 16.2%, primarily due to participation of the Group companies of the Office Products segment in the group treasury of Telecom Italia.

•	€5,361 in the Television segment compared to €5,288 in 2001, a increase of 1.4%, primarily due to a higher net average financial indebtedness in 2002 compared to 2001.

          New SEAT:

•	€90,160 in the Directories segment compared to €75,196 in 2001, an increase of 19.9%, primarily due to the higher expense for the medium/long-term debt of Seat Pagine Gialle S.p.A. due to an interest rate collar contract entered into counter the effects in the change of the Euribor for a €700 million credit facility. SEAT has an interest rate swap with a notional amount of €700 million and a maturity of July 1, 2003, under which SEAT receives 3-month Euribor plus 0.70% and pays 3-month Euribor plus 0.017%. Additionally, SEAT has an interest rate collar with a notional amount of €700 million and a maturity of July 1, 2003 under which SEAT pays the difference between 5.8% and EURIBOR if the EURIBOR is below 3.99%. SEAT receives the difference between EURIBOR and 5.8% if EURIBOR exceeds 5.8%.

•	€14,962 in the Directory Assistance segment compared to €4,472 in 2001, an increase of 234.6%, primarily due to the exchange rate charges recorded by Telegate Group in 2002 for a total amount of (€10,452 thousand) related to the loans granted to the Telegate Inc. subsidiary.

•	€3,702 in the Business Information segment compared to €3,205 in 2001, an increase of 15.5.%, primarily due to the exchange rate charges recorded by NetCreations (€145) and Consodata Group Ltd. (€301).

     Equity in Losses of Affiliated Companies

	2001	2002

	(euro thousands)
Total(1)	(81,747)	(26,168)
Directories	(54,902)	(29,673)
Internet Services	(12,709)	(1,759)
Business Information(2)	(1,707)	(7,296)
Office Products	(361)	(279)
Television business	(6,135)	—
Others	(5,933)	12,839

Notes:

(1)	No equity in losses of affiliated companies have been recorded for the Directories Assistance and the Professional Publishing segments.

(2)	(€20) for 2001 and (€1) for 2002 are related to the Databank Group and would be included in Telecom Italia Media after the Spin-off.

          Equity in losses of affiliated companies was (€26,168) in 2002, compared to (€81,747) in 2001, a decrease of approximately 68.0%.

          On a segment level the results were as follows:

          (€29,673) in the Directories segment, compared to (€54,902) in 2001, a decrease of 46.0%, primarily due to the sale of TDL Belgium in the first quarter of 2002.

          (€1,759) in the Internet Services segment, compared to (€12,709) in 2001, a decrease of 86.2%, primarily due to the sale of subsidiaries in the Internet Service segment that are no longer considered strategic.

          (€7,296) in the Business Information segment, compared to (€1,707) in 2001, an increase of 327.4%, primarily due to the loss recorded in connection with the sale of Datahouse during 2002.

          (€279) in the Office Products segment, compared to (€361) in 2001, a decrease of 22.7%.

     Income Taxes

          The tax benefit was €268,992 and €245,306 thousand for the years ended December 31, 2002 and 2001, respectively. For the years ended December 31, 2002 and 2001, the tax benefits for the respective years differ from applying the Italian statutory tax rate of 40.25% to pretax losses primarily due to the non-deductibility of goodwill amortization and write-down, the non-deductibility of other expenses and the increase in valuation reserves which will drop to 38.25% for 2003 due to the reduction of the Italian corporate income tax rate from 36% to 34% effective from January 1, 2003.

     Net Loss

          Net loss was €5,958,629 in 2002 compared to €4,502,274 in 2001, an increase of approximately 32%. The increased net loss was due to the individual factors described above.

     Net Debt

          Net debt decreased from €922,004 at December 31, 2002 to €679,618 at December 31, 2003 due to the overall reduction in operating costs, the sale of subsidiaries in the Internet Service segment and increased operating revenues.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

     Presentation of Results

          The following discussion is based on and should be read in conjunction with the Consolidated Financial Statements, which have been prepared in accordance with U.S. GAAP.

          As discussed in more detail in Note 4 to the Consolidated Financial Statements, SEAT made a number of acquisitions in 2001, and as a result the scope of consolidation expanded significantly compared to 2000. The most important acquisitions were:

•	in the Television segment, the acquisition of the remaining 75% interest in Cecchi Gori Communication Media Holdings S.p.A. (since renamed Holding Media & Communicazione HMC S.p.A., or HMC) on June 4, 2001;

•	in the Business Information segment, the acquisition of (i) a controlling interest in Consodata on February 9, 2001; (ii) 100% of Pan-Adress on May 29, 2001; (iii) 100% of NetCreations on June 15, 2001; and (iv) 52% of Data House between March 29, 2001 and June 18, 2001, with a controlling interest being acquired on the latter date; and

•	in the Office Products and Services segment, a controlling interest in Cipi on July 3, 2001.

          The companies acquired were fully consolidated in the financial statements as of the dates on which a majority interest was acquired.

          As discussed in more detail in Note 4 to the financial statements, SEAT made a number of acquisitions at the end of 2000, and as a result the scope of consolidation expanded significantly compared to 2000. The most important acquisitions were:

•	in the Directories segment, the acquisition of a 99.6% interest in TDL Infomedia in December 2000;

•	in the Directories Assistance segment, the acquisition of a controlling interest in Telegate AG (“Telegate”) in November 2000;

•	in the Business Information segment, the acquisition of a 93.465% interest in Databank S.p.A. in December 2000; and

•	in the Internet Services segment, the acquisition of a 46.43% interest in Mondus. In December 2000.

          The companies acquired were fully consolidated in the financial statements as of the dates on which a majority interest was acquired.

          Finally, as discussed in more detail in Note 4 to the financial statements, the 2000 statement of operations data include the effects of the reverse acquisition of SEAT effective as of October 1, 2000. As a consequence, all the previously existing SEAT businesses were included in the results of operations only effective as of October 1, 2000. The most important businesses already existing in the SEAT Group were:

•	in the Directories segment, all of the directory publication activities directly managed by SEAT Pagine Gialle S.p.A. and other minor subsidiaries,

•	in the Office Products and Services segment, all of the Office Products and Services businesses managed through the Gruppo Buffetti subsidiaries; and

•	in the Internet Services segment, the Internet businesses managed through the Matrix Group.

          All of the amounts in the following discussion are expressed in thousands of Euro unless otherwise indicated.

     Operating Revenues

          Revenues for 2001 were €1,897,483 compared to €607,306 in 2000, an increase of approximately 212%. In 2001 operating revenues were comprised of:

•	€1,105,882 from the Directories segment, consisting of revenues from the sale of advertising in its Yellow Pages, White Pages and other directories, compared to €402,629 in 2000;

•	€155,255 from the Directories Assistance segment, consisting of revenues from its Telegate voice portal and Giallo Voice call-center services. As noted in “Item 4—Information on the Company—Organizational Structure and Developments” of the annual report on Form 20-F for the fiscal year ended December 31,

2001, this segment was first created in 2001. The operating revenues of the companies that currently make up this segment were €0 in 2000;

•	€151,089 from the Internet Services segment, consisting of revenues from Internet access subscription fees, revenue sharing fees paid by Telecom Italia based on telephone traffic generated by Internet usage through Tin.it, portal services, on-line advertising and web services, compared to €122,835 in 2000;

•	€262,863 from the Office Products and Services segment, consisting of revenues from sales of its Gruppo Buffetti and Cipi products, compared to €66,462 in 2000;

•	€123,869 from the Business Information segment, consisting of revenues from the direct marketing and database services provided by Consodata, NetCreations, Pan Adress, Databank and Datahouse, compared to €12,575 in 2000;

•	€33,768 from the Professional Publishing segment, consisting of revenues from its Giallo Professional Publishing publications, compared to €2,805 in 2000; and

•	€64,757 from the Television segment, consisting of revenues from its La7 and MTV Italia television channels. As noted in “Item 4—Information on the Company—Organizational Structure and Developments” of the annual report on Form 20-F for the fiscal year ended December 31, 2001, this segment was first created in 2001.

          The increase in operating revenues in 2001 compared to 2000 was primarily attributable to the following factors:

•	changes in the scope of consolidation from 2000 to 2001, specifically (i) the acquisition and consolidation during 2001 of the respective operating revenues of Cipi (€19,883) in the Office Products and Services segment; Consodata (€75,675), Pan Adress (€10,512), NetCreations (€14,953) and Datahouse (€7,608) in the Business Information segment; and HMC (€63,962) in the Television segment (these companies contributed a total of €252,340 to operating revenues for 2001); and (ii) the fact that operating revenues for 2000 did not include those of Gruppo Buffetti, SEAT (as added to those of Tin.it), Telegate and TDL Infomedia until, respectively, October 2000, October 2000, November 2000 and December 2000;

•	a €703,253 (175%) increase in the Directories segment, primarily due to a full year’s consolidation of SEAT and TDL Infomedia. Excluding those factors, the increase in operating revenues was due to price increases, increased advertising sales and new products in Italy, as well as an increase in the number of customers in Italy from 647,000 at year-end 2000 to 670,000 at year-end 2001;

•	a €155,255 increase in the Directories Assistance segment, primarily due to a full year’s consolidation of Telegate in 2001, as well as several acquisitions by Giallo Voice;

•	in the Internet Services segment, the €28,254 (23%) increase in revenues was primarily attributable to the acquisitions made in 2001 by Matrix, such as Xoom.it and FreeFinance and the full year’s consolidation of subsidiaries purchased in 2000, such as Matrix. However, the trend in revenues in the Internet Services declined during 2001 primarily due to (i) a decline in advertising revenues, and (ii) a shift in the mix of users from subscription access to free access, which resulted in access revenues remaining flat despite an increase in users from 1.66 million to 1.8 million;

•	a €196,401 (296%) increase in the Office Products and Services segment, primarily due to the full year’s consolidation of Buffetti and the acquisition of Cipi. The trend in Buffetti revenues increased in 2001 due mainly to increases in revenues from sales of Buffetti’s office automation products, partially offset by a decrease in sales of Buffetti’s other office products;

•	in the Business Information segment, the €111,294 (885%) increase in revenues was primarily attributable to the acquisition of Consodata, NetCreations, PanAdress and Datahouse in 2001, which accounted for €108,748 of the increase. The remaining increase was due to the full year’s consolidation of Databank in 2001, compared to one month in 2000. The trend in revenues of this segment declined in 2001 primarily due to a decline in revenues from direct marketing and information marketing services. These decreases were due to various factors, including declining prices and strong competition;

•	in the Professional Publishing segment, the €30,963 (1,104%) increase in revenues was primarily attributable to the acquisitions made by Giallo Professional Publishing, such as Gruppo Editrice JCE and TTG Italia, during 2001 and a full year’s consolidation of Giallo Professional Publishing in 2001. The trend in the revenues of the segment have been declining primarily due to decreases in advertising revenues, as well as the decline in the tourist industry, the principal market for one of the segment’s publishing houses; and

•	the €64,757 increase in the Television segment was primarily due to SEAT consolidating HMC for 7 months in 2001 while accounting for it as an equity method investment in 2000. Therefore, HMC had no effect on SEAT’s 2000 revenues. The trend in revenues in Television increased in 2001 primarily due to the acquisition of MTV Italia in 2001, partially offset by decreases in advertising revenues from La7 resulting primarily from the change in programming content during the course of 2001.

     Cost of Materials

          Cost of materials was €300,895 in 2001, compared to €86,236 in 2000, an increase of approximately 249%.

          This line item consisted primarily of materials purchased by the Office Products and Services (€178,587 thousand), Directories (€60,230) and Business Information (€33,167) segments in connection with the sale of office products, the cost of paper for the various directories published, and the purchase of mailing lists for use in the direct marketing activities, respectively. The increase in 2001 compared to 2000 was primarily attributable to changes in the scope of consolidation.

     Cost of External Services

          Cost of external services was €744,099 in 2001, compared to €374,383 in 2000, an increase of approximately 99%. The cost of external services was primarily for services provided to the Directories (€366,755), Internet Services (€143,867), Directories Assistance (€86,629), Television (€60,782) and Office Products and Services (€45,942) segments. It consisted primarily of:

•	commissions paid to agents of SEAT, which were €146,745 in 2001 compared to €42,104 in 2000;

•	professional and consulting fees, which were €101,394 in 2001 compared to €30,520 in 2000;

•	advertising costs, which were €82,462 in 2001 compared to €68,412 in 2000;

•	production costs, primarily related to the production of the various directories published which were €81,405 in 2001 compared to €15,301 in 2000;

•	royalties and television rights paid to third parties, which were €30,290 in 2001 compared to €250 in 2000;

•	network usage fees, primarily related to the use of Telecom Italia’s telephone and ADSL lines, which were €58,274 in 2001 compared to €80,560 in 2000;

•	television production costs, which were €16,036 in 2001 compared to €0 in 2000; and

•	distribution costs, which were €25,410 in 2001 compared to €4,158 in 2000.

          The increase in 2001 compared to 2000 was primarily attributable to changes in the scope of consolidation.

     Salaries, Wages and Employee Benefits

          Salaries, wages and employee benefit costs were €445,308 in 2001, compared to €50,405 in 2000, an increase of approximately 783%. The cost of salaries, wages and employee benefits was primarily attributable to the

Directories (€209,476), Directories Assistance (€76,581), Internet Services (€53,502), Business Information (€45,968) and Television (€35,471) segments.

          The increase was primarily due to changes in the scope of consolidation from 2000 to 2001, and the accompanying increase in the number of SEAT’s employees from 2,654 at December 31, 2000 to 9,264 at December 31, 2001

          The largest contributors to SEAT’s increased personnel costs in 2001 were SEAT (€95,452), Telegate (€68,966), TDL Infomedia (€53,772), HMC (€35,471), and Consodata (€27,625), in that they were either fully consolidated for the first time in 2001 or else were fully consolidated for only a part of 2000.

     Depreciation and Amortization

          Depreciation and amortization was €1,794,869 in 2001, compared to €612,006 in 2000, an increase of approximately 193%, and consisted primarily of the amortization of goodwill and intangible assets in the Directories (€1,353,147), Directories Assistance (€166,551), Office Products and Services (€93,791), Business Information (€69,381), Internet Services (€58,598) and Television (€50,468) segments.

          The increase in depreciation and amortization in 2001 compared to 2000 was primarily due to the acquisitions made by SEAT in the course of 2001 and the additional amortization and depreciation resulting from the recognition of fair values of assets acquired in its acquisitions — in particular HMC (€50,468) and Consodata (€28,972) — as well as the full year’s depreciation of SEAT, Telegate and TDL Infomedia compared to only a partial year of amortization in 2000.

     Writedowns of Impaired Assets in 2001

          SEAT conducts an annual review for indicators of impairment of long-lived assets and, based on its review of the businesses and related cash flows, the Company determined that a potential impairment existed regarding the goodwill arising from many of its acquisitions. SEAT performed an impairment review in accordance with its policy and, as a result, recorded a non-cash impairment charge of €3,165,405 in 2001. The most significant write-downs were for SEAT (€1,506,014), Telegate (€907,385), and Consodata (€457,437).

          In 2000, SEAT recorded a non-cash impairment charge of €10,721,669, all of which was attributable to a write-down of goodwill arising from the acquisition of SEAT by Tin.it.

     Other Operating Expenses

          Other operating expenses were €116,260 in 2001, compared to €40,254 in 2000, an increase of approximately 189%.

          Other operating expenses were primarily for services provided to the Directories (€80,759) business segment. The increase in other operating expenses was primarily due to the increase in bad debt expense of €70,710 in 2001 compared to €26,340 in 2000, related to the changes in the scope of consolidation.

     Operating Loss

          Operating loss, which is equal to operating revenues less total operating expenses, was €4,669,353 in 2001, compared to €10,827,648 in 2000, a decrease of approximately 57%.

          The lower operating loss for 2001 was attributable to the increase in operating revenues from €607,306 in 2000 to €1,897,483 in 2001 and the reduction in operating expenses from €11,434,954 in 2000 to €6,566,836 in 2001.

          The largest contributor to the decrease in operating losses for 2001 and 2000 was the decrease in the write-down of impaired assets from €10,271,669 in 2000 to €3,165,405 in 2001. Excluding the write-down of impaired assets, the operating loss in 2001 by segment was as follows:

•	€964,484 for the Directories segment, compared to €418,087 in 2000;

•	€179,443 for the Directories Assistance segment. As noted above, this segment was first created in 2001. The operating loss of the companies that currently make up this segment was €9,170 in 2000;

•	€130,197 for the Internet Services segment, compared to €108,638 in 2000;

•	€79,077 for the Office Products and Services segment, compared to €20,992 in 2000;

•	€47,076 for the Business Information segment, compared to an operating profit of €163 in 2000;

•	€14 for the Professional Publishing segment, compared to an operating profit of €753 in 2000; and

•	€103,657 for the Television segment. As noted above, this segment was first created in 2001.

          The reduction in operating loss in 2001 compared to 2000 was primarily attributable to the significantly lower write-down of impaired assets in 2001 compared to 2000, partially offset by increases in all other categories of operating expenses attributable to the following factors:

•	in the Directories segment, primarily attributable to the full year’s consolidation of SEAT and TDL, partially offset by SEAT’s implementation of a cost-cutting plan in Italy that reduced certain distribution costs, marketing costs and advertising expenses during 2001;

•	in the Directories Assistance segment, primarily due to a full year’s consolidation of Telegate in 2001, as well as several acquisitions by Giallo Voice;

•	in the Internet Services segment, primarily attributable to the change in the scope consolidation from 2000 to 2001 and as a result of Matrix’s expanded operations.

•	in the Office Products and Services segment, primarily due to the full year’s consolidation of Buffetti and the acquisition of Cipi. In addition, Buffetti’s operating expenses increased due to higher sales of lower margin products compared to 2000;

•	in the Professional Publishing segment, primarily attributable to the change in consolidation and the costs of launching a new publication, Fuoricasa magazine; and

•	in the Television segment, primarily due to SEAT consolidating HMC for 7 months in 2001 while accounting for it as an equity method investment in 2000. Therefore, HMC had no effect on SEAT’s 2000 operating expenses.

     Interest Expense

          Interest expense was €57,150 in 2001, compared to €198,132 in 2000, a decrease of approximately 71%.

          The decrease was primarily attributable to an increase in interest income from short-term deposits at Telecom Italia’s centralized treasury, mainly from the cash received by SEAT via the conversion of SEAT savings shares to ordinary shares at the end of 2000, compensated by the interest expense resulting from the changes in the scope of consolidation (mostly related to SEAT and TDL) and from the fact that SEAT had imputed interest expense of €172,895 in 2000 related to the reverse acquisition of SEAT by Tin.it.

     Equity in Losses of Affiliated Companies

          Equity in losses of affiliated companies was €81,747 in 2001, compared to €26,123 in 2000, an increase of approximately 213%.

          The increase was primarily attributable to the full year’s consolidation of the equity losses in affiliated companies. The primary contributors of the equity losses were Mondus (€16,473) TDL Belgium (€15,685) and VIASAT (€9,156).

     Income Taxes

          The tax benefit was €245,306 and €158,335 for the years ended December 31, 2001 and 2000, respectively. For the year ended December 31, 2001 and 2000, the tax benefits of the respective years differ from applying the Italian statutory tax rate of 40.25% and 41.25% to pretax losses primarily due to the non-deductibility of goodwill amortization and write-down, the non-deductibility of other expenses and the increase in valuation reserves.

     Net Loss

          Net loss was €4,502,274 in 2001, compared to €10,886,364 in 2000, a decrease of approximately 59%.

          The lower net loss was due to the individual factors described above.

     Liquidity and Capital Resources

Liquidity

          The table below summarizes, for 2000, 2001 and 2002 SEAT’s statement of cash flows. Historically, Tin.it did not have its own bank account and therefore all cash receipts and payments until its legal formation on May 1, 2000 were handled by its parent company on its behalf. This cash flow statement has been presented as if such receipts and payments during these periods had been received or made by Tin.it.

	2000	2001	2002

	(euro thousands)
Net cash provided by (used in) operating activities	5,042	66,474	302,352
Net cash used in investing activities	(111,690)	(389,302)	(120,418)
Net cash provided by financing activities	149,353	328,858	(131,135)

Increase (decrease) in cash and cash equivalents	42,705	6,030	50,800

Cash and cash equivalents:
Beginning of year	—	42,705	48,735

End of year	42,705	48,735	99,535

Net cash provided by (used in) operating activities

          Net cash provided by operating activities in 2002 was €302,352 compared to €66,474 in 2001 and net cash used in operating activities of €5,042 in 2000. In 2000, the effect of the continued growth of the Internet activities was mitigated by the operating cash flows related to the addition of SEAT’s business in the last three months of 2000. In 2001, the increased cash flow was related to the acquisitions in 2001 along with a full year’s consolidation of business purchased in 2000. In 2002, the strong increase in cash flow was partially related to the more successful collection of and a resulting decrease in accounts receivable, increased sales at a lower cost caused by a reduction in the cost of salaries, wages and employee benefits, and the disposal of loss-making assets.

          The net cash flow from operating activities for New SEAT would have been €336,343 in 2002.

          The net cash flow from operating activities for Telecom Italia Media was (€30,849) in 2002. The cash flow from the Internet-Access unit of the Internet Services segment are expected to continue to improve during 2003 with the goal of providing cash flows from operations for the year as a result of Telecom Italia Media’s reorganization and focus on the Internet ISP business. The Television segment and Internet-Matrix unit of the Internet Service segment are expected to continue to use cash flows form operations during 2003 though at a slower rate than in 2002 due to the positive effects of the Company’s restructuring plans. Telecom Italia Media is expecting to have, after the carve out of New Seat, enough cash on hand to fund its ordinary business operations and that it will not need any additional funding prior to 2005. However the cash available would be insufficient in case of an extraordinary event such as a significant adverse ruling in the De Agostini litigation was to occur. Please see “Item 8. Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings”. In any case Telecom Italia Media expects that it will continue to be financially supported by Telecom Italia through the centralized treasury function based on Telecom Italia’s policy to support its group companies.

Net cash used in investing activities

          Net cash used in investing activities was €120,418 in 2002 compared to cash provided by investing activities in the amount of €389,002 in 2001 and €111,690 in 2000. The main item in 2002 consisted of proceeds from disposals in the amount of €43,322 compared to €32,479 in 2001 and €9,201 in 2000. The capital expenditure was reduced to €27,799 compared to €81,958 in 2001 and €63,112 in 2001 and additions to intangible assets decreased to €56,772 compared to €90,000 in 2001, €22,791 in 2000. The disposal of operating assets and the reduction in the acquisition of new operating assets are a result of managements decision to focus on SEAT core business and to reduce capital expenditures.

          Net cash used in investing activities for New SEAT would have been approximately €56,797 in 2002.

          Net cash used in investing activities for Telecom Italia Media would have been approximately €14,343 in 2002. During 2003, Telecom Italia Media does not expect to invest significant capital in investing activities.

          The difference between the net cash used in investing activites for New SEAT and Telecom Italia Media on a stand alone basis and the amount for SEAT on a consolidated basis is primarily related to the accounting treatment of the Tiglio real estate transaction described in Note 11 of the Financial Statements for the year ended December 31, 2002. On a consolidated basis, the cash received was considered as proceeds from long-term debt based upon the structure of the transaction. However, had the spin-off occurred prior to year end, it is expected that New SEAT would have met the criteria for sale-leaseback accounting and, therefore, the cash received would have been considered as proceeds from disposals of plant, property and equipment.

       Net cash used in financing activities

          Net cash used in investing activities was €131,135 in 2002 compared to a net cash provided by financing activities of €328,858 in 2001 and €149,353 in 2000. In addition to the investment by the parent company, 2000 cash flows from financing activities also included €1,120 million cash received from the conversion of savings shares to ordinary shares, offset by (€785,014) advanced to the parent company and €218,789 short-term borrowings. In addition to the investment by parent company, 2001 cash flows from financing activities also included proceeds from long-term debt of €194,862, offset by repayments of long-term debt of €176,023 and short-term borrowings of €116,229. The main change in the net cash provided by financing activities is the net change in short-term advances to parent company from (€148,649) in 2002 compared to €404,415 in 2001 which was primarily due to the need by SEAT for funding by the parent company for its acquisitions in 2001.

          Net cash used in financing activities for New SEAT would have been €295,429 in 2002.

          Net cash provided by financing activities for Telecom Italia Media would have been €111,875 in 2002. In 2002, Telecom Italia Media obtained financing internally from the central treasury function of Telecom Italia or the cash produced by the business segments that will become a part of New SEAT as a result of the Spin-off. Telecom Italia Media will continue to be included in the Telecom Italia centralized treasury function and, therefore, expects to have continued access to this type of funding. This will allow it to have no significant external debt and to obtain financing from its parent company until such time as the entity can provide enough positive cash flow from operations.

          The reason for the difference in the net cash used in financing activities between Telecom Italia Media and New SEAT on a stand alone basis compared to SEAT on a consolidated basis is the same than for net cash used in investing activities as discussed above.

       Investments

          The table below sets forth, for the years indicated, SEAT’s investments in long-lived assets.

	2000	2001	2002

	(euro thousands)
Capital expenditures	63,112	81,958	27,799
Addition to intangible assets	22,791	90,000	56,772

	2000	2001	2002

	(euro thousands)
Total	85,903	171,958	84,571
Financial investments	34,988	259,158	109,682

Total investments	120,891	431,116	194,253

          Capital expenditures primarily related to hardware and operating software in 2002, 2001 and 2000.

          Additions to intangible assets mainly relate to application software for Internet activities and database. The €109,682 thousand and €259,158 thousand of financial investments in 2002 and 2001, respectively, reflects the cash portion of business acquisitions, various minority interest investments and investments in investments funds.

Capital Resources

          At December 31, 2002, SEAT had unsecured short-term lines of credit with banks, including bank overdraft facilities, providing borrowings up to approximately €85,070 of which €48,923 was advanced at December 31,2002. The lines of credit bear various interest rates including both fixed and variable interest rates. At December 31, 2002, the weighted-average interest rate was approximately 3.8% per annum. Amounts outstanding under these lines of credit are payable upon demand.

          SEAT funds its operations principally from cash generated by operating activities and available credit facilities. As described above, in 2002, SEAT’s cash position increased due to cash from operations, investments by the parent company, proceeds from long-term debt and proceeds from disposals, offset by acquisitions of businesses, capital expenditures, investments in intangible assets and financial investments, repayment of long-term debt and short term borrowings.

          SEAT’s long-term debt as of December 31, 2002, including amounts due within one year, amounted to €1,192,188.

          The tables below show SEAT’s contractual obligations and commercial commitments as of December 31, 2002.

		Less than
	Total	1 year	1-3 years	4-5 years	After 5 years

			(euro millions)
Contractual Obligations:
Long-term debt	1,192,188	709,386	315,624	7,703	159,475
Capital lease obligations	0	0	0	0	0
Operating lease	98,350	25,577	43,828	25,104	3,841
Cross border lease	0	0	0	0	0

Total obligations	1,294,882	734,963	359,452	32,807	167,656

          A significant portion of the debt is represented by SEAT’s €700 million floating rate notes due July 1, 2003, which bear interest at the variable rate of 3 months Euribor plus 0.70% and its €303,040 fixed rate notes due July 1, 2005 bearing interest at a rate of 6.5%. These notes represent unsecured obligations of SEAT and are listed on the Luxembourg Stock Exchange. Interest payments on the variable rate notes are due quarterly each January 1, April 1, July 1 and October 1. Interest payments on the fixed rate notes are due annually each July 1. Other components of SEAT’s long-term debt include €119,995 senior subordinated notes due October 2009 bearing interest at 12.125% and €9,889 notes which bear interest at 15.5% through maturity in October 2010, both representing obligations of TDL Infomedia.

          SEAT has a number of interest rate swap and collar agreements, which partially modify the interest rate characteristics of SEAT’s fixed and floating rate notes described above and partially limit SEAT’s exposure to variable interest rate risks by providing an interest rate cap and floor. With respect to the €700 million floating rate notes, SEAT has an interest rate swap with a notional amount of €700 million and a maturity of July 1, 2003, under which SEAT receives 3-month Euribor plus 0.70% and pays 3-month Euribor plus 0.017%. Additionally, SEAT has an interest rate collar with a notional amount of €700 million and a maturity of July 1, 2003 under which SEAT pays the difference between 5.8% and EURIBOR if the EURIBOR is below 3.99%. It receives the difference between EURIBOR and 5.8% if EURIBOR exceeds 5.8%.

          With respect to the fixed rate notes, SEAT has two interest rate swaps with a combined notional amount of €200 million and a maturity of July 1, 2005 under which SEAT receives 6.5% and pays 3 month Euribor plus 1.07%. SEAT has an additional interest rate swap with a notional amount of €100 million and a maturity of July 1, 2005 under which SEAT receives 6.5% and pays 3 month Euribor plus 1.11%. Additionally, SEAT has an interest rate collar with a notional amount of €300 million and a maturity of July 1, 2005 under which SEAT receives EURIBOR flat and pays fixed rates of 5.255% and 5.1575% respectively.

          SEAT also enters into foreign currency forward exchange contracts to mitigate a portion of the risk related to fixed sales commitments denominated in foreign currencies. The purpose of SEAT’s foreign currency risk management activities is to protect SEAT from the risk that future cash flows resulting from transactions denominated in foreign currencies will be adversely affected by changes in exchange rates.

          As of December 31, 2002 SEAT had the following forward exchange contracts:

•	two forward exchange contracts US dollars with a notional amount of €16.5 million to protect it from exchange rate risks related to a credit facility agreement with Telegate AG denominated in U.S. dollars.

•	three forward exchange contracts to sell US dollars with a net notional amount of €35.5 million to protect it from exchange risks related to a credit facility agreement with Telegate Inc. denominated in US dollars.

•	one forward exchange contract to sell pound sterling with a net notional amount of €3.3 million to protect it from exchange rate risks related to a credit facility agreement with Telegate LTD. denominated in pound sterling.

•	one forward exchange contract to buy US dollars with a net notional amount of €9.2 million to protect it from exchange rate risks related to bonds denominated in US dollars.

          SEAT does not currently have substantial capital expenditure plans as of December 31, 2002. Please refer to note 19 of the consolidated financial statements included in this annual report for a description of SEAT’s capital expenditure commitments as of December 31, 2002. SEAT’s principal capital expenditure plan currently is comprised of a plan to add additional software and hardware. SEAT believes that cash flow from operations and available credit facilities will be sufficient to meet its anticipated capital expenditure and long-term debt requirements.

          In terms of research and development, SEAT pursues the development of new products and services through intense research activities undertaken as an integral part of its production. It also focuses on the technical-specialist training of its personnel. All research and development costs are expensed as incurred.

          Off-balance sheet transactions

          As of June 13, 2003, neither SEAT nor any company within the SEAT Group is a party of an off-balance sheet transaction.

Critical Accounting Policies

          SEAT’s discussion and analysis of its financial condition and results of operations are based upon SEAT’s consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States (US GAAP). Reported financial condition and results of operations of SEAT are sensitive to accounting methods, assumptions and estimates that underlie the preparation of financial statements generally. SEAT bases its estimates on historical experience and on various other assumptions, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

          The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing SEAT’s financial statements. SEAT believes the following critical accounting policies involve the most significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition

          SEAT’s primary revenue streams consist publication of its directories (both print and on-line), internet access and related services, directory and operator assistance, sales of office products and services, publishing, direct marketing and television.

          Revenues related to publication of its directories are the fee that SEAT collects from customers to be listed in the directory. These revenues are recognized at the date of publication, which corresponds to the time at which the related publications are printed and delivered. For revenue related to publication in the on-line directories, revenue is recognized over the length of the contract for which the customer is included on the website, generally one year.

          Revenues from Internet access and related services primarily represent subscription services, which are recognized over the subscription period on a straight-line basis.

          Revenues from directory and operator assistance are recognized when the services have been provided, which is based upon the number and duration of calls received from end customers at the date of service.

          Revenues from the sale of office products are recognized when title transfers to the customer, which is either at the date the products are shipped or when the products are delivered and accepted by the customer.

          Revenues from the sale of publishing are recognized at the date of publication, which corresponds to the time at which the related publications are printed and delivered.

          Advertising revenue from television is recorded on the date at which the advertisement is shown. Payments received for advertising services to be rendered in future periods are deferred and recognized at the time the advertising is provided.

          Provisions for returns and other adjustments related to sales are provided in the same period the related sales are recorded.

Valuation of Goodwill

          The determination of goodwill is dependent on the allocation of the purchase price to the tangible and intangible assets acquired and liabilities assumed. Such allocation is often based on judgmental factors and estimates of fair values for assets that may not have a readily determinable market value.

          Goodwill represents the excess of the purchase price paid for business acquisitions over the fair value of the identifiable tangible and intangible assets and liabilities acquired. As of January 1, 2002, upon the adoption of SFAS 142 Goodwill and Other Intangible Assets, goodwill is no longer amortized. Prior to adoption of SFAS 142, amortization was provided on a straight-line basis over 5 to 15 1/2 years, the estimated period to be benefited.

          The company annually reviews the carrying value of goodwill to determine if impairment may exist and also on an interim basis if certain events occur. The requirements of SFAS 142 include that goodwill be assessed for impairment using fair value measurement techniques, and, specifically, a two-step process must be utilized. The first step is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, inlcuding goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired and the second part of the test is not considered necessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of the loss, if any. The second part of the goodwill impairment test compares the implied value of the operating unit’s goodwill with the carrying amount of that goodwill. The excess of the carrying value over the implied value is then written-off in the period. Implied value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the asset and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. The determination of impairment of goodwill requires significant judgement and estimates. If actual results differ from these estimates, or if the Group adjusts these estimates in future periods, operating results could be significantly affected.

Other Intangible Assets

          Other intangibles assets are recorded at their fair value at the date of purchase when acquired in a purchase business combination. Other intangible assets are stated at the cost to acquire, such as a license or patent, or the cost to produce, such as software. These assets are amortized over the estimated useful life of the asset. As described above, SEAT will implement SFAS 142 in 2002 which suspend the amortization of infinite lived intangible assets.

Finite lived intangible assets, of which most of SEAT’s intangible assets are, will continue to be amortized over the estimated useful life of the asset.

          In 2002, SEAT adopted SFAS 144 “Accounting for the Impairment of Long-Lived Assets” which addresses financial accounting and reporting for the impairment or disposal of long-lived assets, including intangible assets other than goodwill. Under both SFAS 144 and SFAS 142, the Group assesses potential impairments whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable or if the price of the asset has had considerable market depreciation. The recoverability of an asset’s carrying value is initially determined by comparing the undiscounted cash flows of the asset to its carrying value. If, after the initial assessment, impairment is deemed to exist, then the Group estimates the fair value of the asset based on discounted cash flows, independent appraisals or quoted marked prices, if available. Any excess of carrying value over estimated fair value is written off and recorded as an expense in current period earnings.

Deferred Taxes

          SEAT is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves the jurisdiction-by-jurisdiction estimation of actual current tax exposure and the assessment of the temporary differences resulting from differing treatment of items, such as accruals and amortization, among others, for tax and financial reporting purposes. These differences result in deferred tax assets and liabilities, which are included within SEAT’s consolidated balance sheet. SEAT must assess in the course of its tax planning procedures the ability of the Company and its subsidiaries to obtain the benefit of deferred tax assets based on expected future taxable income and available tax planning strategies. If in management’s judgment, the deferred tax assets recorded will not be recovered; an impairment is recorded to reduce the deferred tax asset to its estimated recoverable value.

          Significant management judgment is required in determining SEAT’s provision for income taxes, deferred tax assets, deferred tax liabilities and impairments to reflect the potential inability to fully recover deferred tax assets. If actual results differ from these estimates, or SEAT adjusts these estimates in future periods, SEAT may need to establish an additional valuation allowance, which could adversely effect SEAT’s financial position and results of operations.

Accrued Liabilities

          Considerable judgment is exercised by SEAT in recording the Company’s accrued liabilities and its exposure to contingent liabilities related to pending litigation or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation as well as other contingent liabilities.

          Judgment is necessary in assessing the likelihood that a pending claim will succeed or a liability will arise and to quantify the possible range of the final settlement. In case the occurrence of a contingency or potential liability is more likely than not, SEAT accrues an amount for contingent liabilities that represents management’s estimate at that date. Because of the inherent uncertainties in the foregoing evaluation process, actual losses may be different from the original estimated amount accrued.

          For purposes of US GAAP, the Group applies the guidance outlined in SFAS 5, Accounting for Contingencies. Under SFAS 5 a loss contingency is considered to exist when a future use of assets to settle a liability or claim is considered probable and can be reasonably estimated. The necessary estimates used by management rely on the analysis of internal specialists, attorneys, actuaries or other external specialist as considered necessary. A revision of the original estimates may significantly affect future operating results.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management and Employees

          The management of SEAT is entrusted to a Board of Directors, which is vested with all the powers for the ordinary and extraordinary management of SEAT, with the sole exception of those which Italian law mandatorily reserves to the shareholders. The day-to-day management of SEAT is entrusted to the Deputy Chairman, the Managing Director and certain other key officers.

          Under SEAT’s bylaws, the Board of Directors is made up of 7 to 21 members, as from time to time established by a shareholders’ resolution appointing the Board of Directors. The Board of Directors remains in office for the terms established by the shareholders’ resolution appointing it; no term, however, can be longer than three years. The directors may be re-elected.

          Subsequent to the Olimpia acquisition of a 28.736% stake in Olivetti described above in “Item 4. Information on the Company — History — Expansion, Reorganization and Rationalization”, the majority of the members of SEAT’s Board of Directors resigned in October, 2001. On December 11, 2001, the ordinary meeting of SEAT’s shareholders elected a new Board of Directors, consisting of Paolo Ainio, Enrico Bondi, Pierpaolo Contone, Paolo Dal Pino, Gianfranco Negri-Clementi, Giuseppe Parrello, Guido Roberto Vitale and Mario Zanone Poma, all of whom were confirmed. In addition, five new directors were appointed: Gilberto Benetton, Gianni Mion, Giulia Ligresti, Candido Fois and Alessandro Ovi.

          As noted in Item 4 — The SEAT-Tin.it Combination Telecom Italia is SEAT’s controlling shareholder. Telecom Italia is controlled by Olivetti with which it is merging pursuant to the resolutions adopted by the extraordinary shareholder’s meetings of Telecom Italia on May 24, 2003 and Olivetti on May 26, 2003, respectively. Olivetti’s major shareholder is Olimpia. (For more information on Olimpia, please see Item 4 — History — Expansion, Reorganization and Rationalization) Olimpia’s shareholders are Pirelli S.p.A. (“Pirelli”), Edizione Holding S.p.A. (“Edizione Holding”), Unicredito Italiano S.p.A. (“UniCredito”), IntesaBCI S.p.A. (“IntesaBci”) and Hopa S.p.A. (“Hopa”). As a result of these various shareholders’ agreements among the Former Olimpia Shareholders, the following arrangements apply to SEAT.

          Pursuant to a shareholders’ agreement between Pirelli and Edizione Holding S.p.A. dated August 7, 2001 (as amended on September 14, 2001 and on February 13, 2002), and to an agreement among Pirelli, IntesaBci and UniCredito Italiano dated October 24, 2001 (collectively, the “Shareholders Agreements”) Edizione Finance International S.A. (“Edizione Finance”), a company 100% owned by Edizione Holding, which was subrogated to Edizione Holding’s rights and obligations, may designate one-fifth of the members of the Board of Directors available for nomination (not including the members of the Board appointed by minority shareholders and government agencies) and the Deputy Chairman, who will be the legal representative of the Company. One member of the Board is appointed at the request and designation of IntesaBci and one member of the Board is appointed at the request and designation of Unicredito. The same designation rights apply in case SEAT establishes an Executive Committee.

          Moreover, pursuant to the Shareholders’ Agreements, Pirelli pledged, to the extent allowed by law, that no decision will be made by the Board of Directors without the favorable vote of at least one of the Board members appointed by Edizione Finance (if present) on the following points of business:

•	individual investments greater than €250 million;

•	purchases, sales and deeds of disposition for any reason of controlling and connecting shareholdings with an individual value of more than €250 million;

•	deeds of disposition for any reason of businesses or assets with an individual value of more than €250 million;

•	proposals to call a shareholders’ extraordinary meeting;

•	transactions between the Olivetti group and the Pirelli group for amounts individually greater than €50 million; and

•	transactions with related parties.

          Hopa is a former bondholder of Olimpia. On December 19, 2002 Hopa and two of its affiliates accepted an offer by Olimpia to retire its bonds in exchange for a 16% interest in Olimpia. As a result the share capital in Olimpia is currently held by Pirelli, Edizione Holding, Unicredito, IntesaBci and Hopa in the following proportion: 50.4%, 16.8%, 8.4% and 16%. In connection with the acceptance of the retirement of the bonds by Hopa, Hopa entered into an agreement with the other Olimpia shareholders on February 21, 2003 which sets forth certain rights and obligations of the shareholders of Olimpia that effect among other interests the governance of their interest in SEAT (the “Hopa Agreement”).

          Under the Hopa Agreement, Hopa has the right to appoint one Olimpia director and the other Olimpia shareholders will seek to elect one director of SEAT nominated by Hopa (with a corresponding reduction in the number of Pirelli nominees).

          On February 21, and March 6, March 14, 2002, respectively, Mr. Paolo Ainio, Mr. Pierpaolo Cotone and Mr. Gilberto Benetton, respectively, resigned from the Board. The three departing directors were replaced by Mr. Aldo Cappuccio, Mr. Enrico Parazzini and Mr. Carlo Bertazzo, who were elected on May 2, 2002 by the Ordinary Meeting of SEAT’s shareholders.

          On September 4, 2002, Mr. Enrico Bondi resigned from the position of Executive Chairman. Mr. Bondi was replaced by Mr. Riccardo Perissich.

          The current Board of Directors consists of 13 members. The term of the current Board of Directors expires at the meeting of shareholders which will approve the financial statements of SEAT for the financial year ending December 31, 2003.

          The members of the Board of Directors of SEAT are currently as follows:

Name	Position	Joined SEAT

Riccardo Perissich	Executive Chairman(1)	2002
Giuseppe Parrello	Vice Chairman(2)	2001
Paolo dal Pino	Managing Director(3)	2001
Candido Fois	Director	2001
Giulia Ligresti	Director	2001
Gianni Mion	Director	2001
Gianfranco Negri Clementi	Director	2001
Alessandro Ovi	Director	2001
Aldo Cappuccio	Director	2002
Enrico Parazzini	Director	2002
Carlo Bertazzo	Director	2002
Guido Roberto Vitale	Director	2001
Mario Zanone Poma	Director	2001

Notes:

(1)	Appointed by the Board of Directors in September, 2002.

(2)	Appointed by the Board of Directors in September, 2001.

(3)	Appointed by the Board of Directors in July, 2001.

          The management of SEAT is currently as follows:

Name	Position	Joined SEAT

Paolo Dal Pino	Managing Director	2001
Fabrizio Grassi	Chief Operating Officer	2001
Angelo Novati	Chief Financial Officer	1999
Harald Rosch	Senior Vice President, Internet	2002
Pierre LeManh	Senior Vice President, Business Information	2002
Giuseppe Parrello	Senior Vice President, Television	2001
Ernesto Mauri	Senior Vice President, Directories	2000
Paolo Gonano	Senior Vice President, Directories Assistance	1998
Paolo Cellini	Senior Vice President, Office Products and Services	2002
Carlo Basile	Senior Vice President, Sales Division	1985

Director and Company Management Biographies

          Riccardo Perissich, born in Milan in 1942, was appointed Chairman of SEAT Pagine Gialle in September 2002. He is also Vice President of Assolombarda, Unione Industriali di Roma, Assonime, member of the Board of the European Institute of Oncology, the Board and the Executive Committee of ISPI, the International Institute for

Strategic Studies (London), the Istituto Affari Internazionali (Rome) and of the Aspen Institute Italia (Rome). Mr. Perissich began his career at Italconsult S.p.A. in 1962. In 1966 he became responsible for studies on the European Communities by the Istituto Affari Internazionali in Rome and he was later appointed as the Deputy Director of the Istituto. From 1970 to 1988 he worked as “Chef de Cabinet” for four members of the Commission of the European Communities. He was Director General of the DG for Industry until 1994 having served as Deputy Director General of the DG for Internal Market and Industrial Affairs from 1988 to 1990. From 1994 to 2001 he was Director of Public and Economic Affairs and a Member of the Board of Directors of Pirelli S.p.A., also in 2001 he coordinated the institutional affairs at the Pirelli Group. From 2001 to 2002 he was Director of the Central Function Public and Economic Affairs of Telecom Italia Group and a member of the Board of Directors of Telecom Italia Mobile S.p.A.

          Giuseppe Parrello, born in Milan in 1946, was appointed as director in September 2001 and has been Vice Chairman of the Board since December 11, 2001. He is also Vice Chairman and Managing Director of HMC, the group that manages the La 7 and MTV television stations. He was head of the Organization and Personnel Department of the Montedison Group until 1994 and Member of the Boards of Directors (vested with operating powers) of several Group companies (Telemontecarlo, Messaggero, Trenno, Montecaini, Farmitalia Carlo Erba, Buffetti, Nikols and others). Some of these companies are listed. From 1994 to 2000 he was Managing Director of Calcestruzzi S.p.A. (now Calcemento) and from 1998 he was Managing Director of Heracles Halkis S.A. and Chairman of Concretum S.A. From August 2000 to September 2001 he was Chairman and CEO of Edison Hellas S.A. From September 1, 2001 he is an executive officer of Telecom Italia S.p.A.

          Paolo Dal Pino, was born in Milan in 1962, and was appointed Managing Director of SEAT Pagine Gialle in July 2001. From March 1995 to July 2001 he was General Manager of Gruppo Editoriale L’Espresso — Republica Division — and a member of the Board of Directors of Gruppo Editoriale L’Espresso SpA; Managing Director and founding member of Kataweb SpA, the Group holding company for the Internet business area; Member of the Board of Directors of several subsidiaries (Manzoni, Finegil and others); Member of the Board of Directors and of the Executive Committee of ANSA. From 1991 to March 1995 he was Chief Administrative, Financial and Audit Officer of Editoriale la Republica. From 1990 to 1991 he was Controller of Editoriale la Republica. From 1988 to 1990 he was Chief Administrative, Financial and Audit Officer of the Verkerke Group, headquartered in Holland and, from 1987 to 1988, Assistant to the Head of Planning and Control of Mondadori S.p.A. From 1986 to 1987 he was Assistant to the Head of Planning and Control of Fininvest S.p.A.

          Aldo Cappuccio, was born in Trieste, Italy in 1949. He has been Head of Telecom Italia Group Corporate and Legal Affairs since March 12, 2002, he was appointed as SEAT Director on May 2, 2002. Mr. Cappuccio began his career in 1976 as a freelance civil lawyer. In 1986, he joined Assicurazioni Generali, where he worked until 2001 in positions of increasing responsibility, rising from Deputy Director in Charge of Legal Consulting to Central Director of Group Legal Affairs, with supervision over the Privacy Service.

          Enrico Parazzini, was born in Milan, Italy, in 1944 and was appointed as Director in May 2002. He is also Head of Telecom Italia Group Finance, Administration and Control. Mr. Parazzini began his career in 1968 as a Junior Auditor at Arthur Andersen. In 1969, he was hired by the Finance Department at General Electric. In 1970, he joined Honeywell Information Systems Italia. Over the next 20 years he was promoted through the company, holding the positions of Financial Planning Manager from 1975 to 1980, Administration and Control Manager from 1981 to 1986, and Administrative Coordinator from 1987 to 1990. In 1991, after Honeywell sold its business to the Bull Group, Mr. Parazzini was appointed General Manager of Administration, Control, IT Systems and Logistics. He joined Pirelli as Group Controller in May 1992. He took an active part in the process of Group restructuring, with special reference to reform of the planning and control system. Between 1996 and 1999, he was Head of Administration, Group Acquisitions and Risk Management. He was appointed Chief Financial Officer of the Cables and Systems division in 2000. Mr. Parazzini is currently a Board member of I.T. Telecom, SEAT PG and Tim. Since 1994 he has worked as a visiting lecturer on the Multinational Group Planning and Control Course at the “Luigi Bocconi” University of Milan.

          Carlo Bertazzo, was born in Monselice (Padova) on September 24, 1965 and was appointed as Director in 2002. From 1995 to date he has also been CFO of Edizione Holding S.p.A. From 1991 to 1994 he worked for IFI — Istituto Finanziario Industriale S.p.A. and in 1990 for Banca Commerciale Italiana S.p.A.

          Gianfranco Negri Clementi, born in 1931, was appointed as Director in May 2001. He is admitted to the Italian Bar and is admitted to plead before the Italian Supreme Court. During that period he establishes his law firm (now named Negri Clementi, Toffoletto, Montironi & Soci) which specializes in commercial law, corporate law (including M&A) , banking law, insurance law and law of financial markets and has four offices (Milan, Rome, Verona and Vicenza). He is frequently appointed as common representative of bondholders or savings shareholders, arbitrator, and legal advisor. Mr. Gianfranco Negri-Clementi, also sits on several of the board of directors of leading companies and takes part to many activities carried out by non-profit associations and foundations with cultural aims.

          Candido Fois, born in 1941, was appointed as director in May 2001. Mr. Fois is professor of Commercial law at the University of Padua. He is also a director of Unicredito S.p.A., Alleanza S.p.A. and Aprilia S.p.A. Mr. Fois is a lawyer admitted to the Italian Bar. His academic background include the appointment as professor of commercial law at the University of Venice, and Innsbruck. He is author of several publications of insurance corporate and banking law and is an editor of the Giurisprudenza Commerciale law review. His most important appointments in the past include: director and deputy chairman of Banca Cattolica del Veneto and of Mediocredito delle Tre Venezie; director of Banco Ambrosiano Veneto and director and member of the Executive Committee of Mediocredito Lombardo S.p.A.

          Mario Zanone Poma, born in 1939, was appointed as Director in May 2001. He currently holds executive and non executive posts in a variety of businesses in Italy. His most important appointments include: chairman of Intesa Mediocredito, member of the governing body of Fondazione Cariplo, chairman of the Italo-Chinese Chamber of Commerce, chairman of the Advisory Board of Cap Gemini Ernst & Young and chairman of Governance Consulting. He held the office of chief executive and deputy chairman of Telepiu (the first Italian pay-TV) until 1997, before which he worked for corporations such as Hoechst, Fininvest and Rank Xerox. Since the early 80s he has given seminars and lectures in Italy and abroad on topics such as information technology and television. Mario Zanone Poma’s academic background lies in the discipline of economics, with a degree in business economics followed by a second degree in industrial administration.

          Giulia Ligresti, born in 1968, was appointed as Director on December 11, 2001. Ms. Ligresti is a Member of the Board of Directors of SAI Assicurazioni S.p.A., Vice Chairman of the Sailux S.A., Vice Chairman of Nuova MAA Assicurazioni S.p.A., Managing Director of SAI Holding Italia S.p.A., Managing Director of SAIFIN S.p.A.

          Alessandro Ovi, born in 1944, was appointed as Director on December 11, 2001. He is a member of the Board of Directors of the Euro Pacific Fund and the New World Fund, and a member of the Board of Advisors of New Perspective Fund. He is also Special Advisor in industrial matters to the President of the EU Board of Directors and Audit Committee of STMicroelectronics to the Board of Advisors of Korn-Ferry, Director of Technology Review Italy (the MIT Journal of Innovation). Member of the Board of Telecom Italia; Alitalia; Finmeccanica. He is President of the Italian Fulbright Association and a member of the Commission for Italy and U.S. Cultural Relations, IAI (International Affairs Institute), the Aspen Institute, the United States — Italy Council, and the Italy-Japan Business Group.] Previous appointments include: CEO of Tecnitel (Telecom Italia Group, Manufacturing activities) from May 1994 to September 2000, when the activities managed by the company have been dismissed by Telecom Italia. He has been Senior Vice President — International and Institutional Affairs from 1993 to 1994, and Senior Vice President — International Affairs from 1989-1992, and Assistant to the President from 1985 to 1989 of IRI S.p.A. He has been Deputy Director and Secretary of the Board from 1982 to 1984, Assistant to CEO and head of Development Planning, Licensing and R&D from 1976 to 1982, Head of Development Planning at CDI (Milan) from 1973 — 75 for Hoffman la Roche Italy. He was as a Fulbright Fellow, a Research Assistant at MIT, and Research Assistant at Politecnico of Milano and CISE from 1970 to 1971.

          Guido Roberto Vitale, born in 1937, was appointed as Director in May 2001. Mr. Vitale has been the founder of Euromobiliare in the 70s and of Vitale Borghesi (Lazard Italy since 1998) in the early 90s, of which he was Chairman until May 2001. He is currently Chairman of Vitale & Associati Spa, and Director of AON Nichols Italy and FAI and member of the Council for the United States and Italy. He is very experienced in complex financial transactions.

          Gianni Mion, born in 1943, was appointed as Director on December 11 2001. He is Managing Director of Edizione Holding SpA (the holding company of the Benetton family’s businesses) since 1986. He currently is a member of the Board of Directors of several Edizione Holding subsidiaries including Benetton Group, Autogrill, Edizione Property, 21 Investimenti, Autostrade, Sagat Olimpia, Telecom Italia, TIM, Olivetti, Interbanca, Bancantonveneta. Precedent positions include CFO Marzotto SpA (1985 — 86), CEO of Fintermica SpA (1983 — 85), Deputy General Manager Gepi SpA (1974 — 1985), controller at McQuay Europe SpA auditor with KPMG (formerly Peat Marwick, Mitchell) (1966 — 1973).

          Fabrizio Grassi, born in 1959, has been Chief Operating Officer of SEAT since 2001. His most important appointments in the past include: Deputy General Manager of La Repubblica, Head of the Organization and Personnel Department of Gruppo Editoriale L’Espresso, several appointments, such as Head of Institutional Relations for Central and Southern Italy, Employees Organization General Manager Assistant to the Head of Industrial Relations, for the automotive and industrial Fiat Group. He is Member of the Supervisory Board of Telegate A.G., Chairman of Databank S.p.A. and Consodata S.p.A., Managing Director of TV Internazionale S.p.A. and Director of Gruppo Buffetti S.p.A., Cipi S.p.A., Holding Media e Comunicazione HMC S.p.A., Consodata S.A., Matrix S.p.A., TDL Infomedia Ltd, Editoriale Quasar S.r.l., Quasar e Associati S.r.l., Giallo Professional Publishing S.p.A., Gruppo Editoriale Faenza Editrice S.p.A., Gruppo Editoriale JCE S.p.A. and Promo Advertising S.r.l.

          Angelo Novati, born in 1954, has been Chief Financial Officer of SEAT since 1999. From 1995 to 1999, Mr. Novati served as Financial Director in FIAT AUTO S.p.A. He is Member of the Supervisory Board of Telegate A.G. and Director of Consodata S.A., TDL Infomedia Ltd, Matrix S.p.A., Holding Media e Comunicazione HMC S.p.A. and Gruppo Buffetti S.p.A.

          Ernesto Mauri, born in 1946, has been Senior Vice President, Directories, of SEAT since 2003 and, Office Products and Services, since 2002. Before jointing SEAT, Mr. Mauri served as Vice President — Periodicals of Arnoldo Mondadori Editore S.p.A. Mr. Mauri has been Managing Director of Cecchi Gori Advertising S.r.l., Cecchi Gori News and Sport S.r.l., Cecchi Gori Broadcasting S.r.l., and a Director of Cecchi Gori Communications S.p.A. He is Chairman of TDL Infomedia Ltd and Director of TDL Infomedia Group PLC, TDL Group Ltd, TDL Infomedia Finance Ltd, TDL Infomedia Holdings PLC, Thomson Directories Ltd and Euredit S.A.

          Harald Rosch, born in 1968, has been Senior Vice President, Internet, of SEAT since 2002. From 1999 until 2001, Mr. Rosch served as Marketing Director of Italia Online and Internet Services. From 1993 until 1998 he served as Engagement Manager for McKinsey Co. in Milan. He is Managing Director of Matrix S.p.A. and Director of Miaeconomia S.r.l.

          Paolo Gonano, born in 1960, has been Senior Vice President, Directories Assistance, of SEAT since 2001. Since April 1994 to January 1999, Mr. Gonano served as Marketing Manager of PIAGGIO V.C. S.p.A. He is Chairman of Giallo Voice S.p.A. and Telegate Italia S.r.l., Member of the Executive Board of Telegate A.G. and Director of NetCreations Inc.

          Pierre Le Mahn, born in 1966, has been Senior Vice President, Business Information (Consodata Group), of SEAT since 2003. He previously served as General Manager of Consodata Group French activities. He also had previous experiences in restructuring and implementation of financial controlling systems as a Consultant at Andersen Consulting. He is Chairman of Netcreations, Inc., Consodata Espana S.A., BCA Finances S.A. and Consodata Solutions S.A., Managing Director of Consodata S.A. and Director of Consodata S.p.A., Cal Ltd, Consodata UK Ltd, Consobelgium S.A. and BCA S.A.

          Paolo Cellini, born in 1958, has been Senior Vice President, Office Products and Services, of SEAT since 2003. He has also served as General Manager of Italian Consodata Group subsidiary since 2002. He previously has been Vice President of Disney Internet Group International. He is Chairman of SK Direct S.r.l., Office Automation Products S.p.A., Orma Informatica S.r.l., PBS Professional Business Software S.p.A. and Cipi Sp.A. and Director of Gruppo Buffetti S.p.A.

          Carlo Basile, born in 1947, has been Senior Vice President of the Sales Division since 2003. Since joining SEAT in 1985, Mr. Basile was promoted to head of sales in March of 1998 assuming the responsibility for the entire sales network after assuming various other leading positions in the sales area. Between 1975 and 1985 Mr. Basile worked in various capacities with the Banca Commerciale Italiana. He is Director of Consodata S.p.A. and Euredit S.A.

Board of Statutory Auditors

          Under Italian law, in addition to electing the board of directors, SEAT’s shareholders elect a Board of Statutory Auditors (Collegio Sindacale) at an ordinary shareholders’ meeting. The statutory auditors are elected for a term of three years, may be re-elected for successive terms and may be removed only for cause and with the approval of a competent court. Each member of the Board of Statutory Auditors must provide certain evidence that he is in good standing and meets certain professional standards.

          The Board of Statutory Auditors is currently comprised of three statutory members (sindaci effettivi) and two alternates (sindaci supplenti) as follows:

Name	Position

Enrico Cervellera	Chairman
Franco Caramanti	Auditor
Giovanni Fiori	Auditor
Piero Gennari	Alternate
Roberto Timo	Alternate

          The term of the current Board of Statutory Auditors will expire at the annual general meeting held to approve the financial statements of SEAT for the financial year ending December 31, 2003.

          Under Italian law, the Board of Statutory Auditors is required to verify that SEAT: (i) complies with applicable law and its bylaws; (ii) respects the principles of correct administration; (iii) maintains adequate organizational structure, internal controls and administrative and accounting systems; and (iv) adequately instructs its subsidiaries to transmit to SEAT information relevant to the disclosure obligations of SEAT.

          SEAT’s Board of Statutory Auditors is required to meet at least once each quarter. In addition, the statutory auditors of SEAT must be present at meetings of SEAT’s Board of Directors and shareholders’ meetings and at meetings of SEAT’s senior management. On May 9, 2003 the extraordinary meeting of SEAT’s shareholder the by-laws were revised to allow to hold meetings of the Statutory Auditors via video-conference or audio-conference.

          The statutory auditors may decide to call a meeting of the shareholders, the Board of Directors or the senior management, ask information on the management of SEAT from the directors, carry out inspections and verifications at SEAT and exchange information with SEAT’s external auditors. The Board of Directors must report to the statutory auditors at least quarterly on its activities and on the main transactions carried out by SEAT.

          Any shareholder may submit a complaint to the Board of Statutory Auditors regarding facts that the shareholder believes should be subject to scrutiny by the Board of Statutory Auditors, which must take any such complaint into account in its annual report to the shareholders’ meeting. If shareholders collectively representing 2% of SEAT’s share capital submit such a complaint, the Board of Statutory Auditors must promptly undertake an investigation and present its findings and any recommendations to a shareholders’ meeting (which must be convened immediately if the complaint appears to have a reasonable basis and there is an urgent need to take action).

          The Board of Statutory Auditors may report to the competent court serious breaches of the duties of the directors. SEAT’s Board of Statutory Auditors is also required to notify the Italian Securities and Exchange Commission (“CONSOB”) without delay of any irregularities found during its review activities. CONSOB itself may report to the competent court serious breaches of the duties of the statutory auditors of a listed company.

Compensation

          The following table shows the compensation, benefits and fees paid by SEAT to members of the Board of Directors and members of the Board of Statutory Auditors of SEAT in 2002.

Person	Description of office		Emoluments

		Duration of			Bonuses and	Other
Name	Office held	office	Fees	Fringe benefits	other incentives	remuneration(1)

				(in euros)
DAL PINO Paolo (5)	Managing Director	12/03/01-12/31/02	77,468.53	=	619,748.28 (6)	1,002,302.00
PERISSICH Riccardo	Chairman	9/4/02-12/31/02	25,822.84	=	=	=
BONDI Enrico(2)	Chairman	12/31/01-8/30/02	51,645.69	=	=	=
PARRELLO Giuseppe(5)	Deputy Chairman	12/31/01-12/31/02	77,468.53	=	=	701,095.00
PARAZZINI Enrico(1)	Director	3/25/02-3/31/02	58,101.40	=	=	=
BERTAZZO Carlo(2)	Director		58,101.40	=	=	=
CAPPUCCIO Aldo(1)	Director and Member of Remuneration Committee		77,468.53	=	=	=
AINIO Paolo(3)	Director	1/1/02-2/21/02	12,911.42	=	=	=
BENETTON Gilberto	Director	1/1/02-2/21/02	12,911.42	=	=	=
COTONE Pierpaolo(1)	Director	1/1/02-3/6/02	17,215.23	=	=	=
FOIS Candido	Director and Member of the Remuneration Committee	12/31/01-12/31/02	103,291.38	=	=	=
LIGRESTI Giulia	Director	12/31/01-12/31/02	77,468.53	=	=	=
MION Gianni(2)	Director	12/31/01-12/31/02	103,291.38	=	=	=
NEGRI CLEMENTI Gianfranco	Director and Member of the Committee for Internal Audit	12/31/01-12/31/02	103,291.38	=	=	=
OVI Alessandro	Director	12/31/02-12/31/02	77,468.53	=	=	=
VITALE Guido Roberto	Director and Member of the Remuneration Committee	12/31/01-12/31/02	103,291.38	=	=	=
ZANONE POMA Mario	Director and Chairman of the Committee for Internal Audit	12/31/01-12/31/02	103,291.38	=	=	=
CERVELLERA Enrico	Chairman of the Board of Statutory Auditors	12/31/01-12/31/02	61,974.83	=	=	=
CARAMANTI Franco	Acting Auditor	12/31/01-12/31/02	41,316.55	=	=	=
FIORI Giovanni	Acting Auditor	12/31/01-12/31/02	41,316.55	=	=	=

Notes:

(1)	The amount indicated was not collected by Messr. Perissich, Bondi, Cappuccio, Cotone and Parazzini but paid to Telecom Italia S.p.A.

(2)	The amount indicated was not collected by Messr. Bertazzo and Mion but paid to Edizione Holding S.p.A.

(3)	The amount indicated was not collected because it was waived.

(4)	Mr. Bondi resigned from Chairman on August 30, 2002.

(5)	The amount indicated was not collected by Messr. Dal Pino and Parello but was paid to Telecom Italia S.p.A. and is equivalent to the total cost borne by the company.

(6)	The amount indicated is a fee paid pursuant to article 2389, paragraph 2, of the Italian Civil Code.

          For the year ended December 31, 2002, the aggregate compensation paid to SEAT’s senior management was approximately €4,758,034.40.

Stock Option Plan 1999-2003

          On December 13, 1999, SEAT’s Board of Directors approved the terms of a stock option plan providing for the grant of stock options to SEAT’s sales managers and certain senior employees (the “Stock Option Plan 1999-2003”). The Stock Option Plan 1999-2003 was adopted pursuant to a resolution adopted by the extraordinary shareholders’ meeting of SEAT on September 24, 1999, which granted the Board of Directors the power to increase

SEAT’s share capital by up to €1,363,446.21 through the issuance of up to 38,332,800 ordinary shares and up to 14,467,200 convertible savings shares to be offered for subscription to SEAT’s employees. The Stock Option Plan 1999-2003 is intended to strengthen loyalty to the Company and provide incentives to employees who hold strategic positions or are considered to be important to the success of the Company. Directors of SEAT and of SEAT’s subsidiary companies are not beneficiaries of the Stock Option Plan 1999-2003.

          The duration of the plan is five years and it comprises several tranches of share capital increases, generally annual, tied to the achievement of the objectives in each reference year according to the methods defined in the plan.

          As of December 31, 2002, there were 325,004 outstanding SEAT options entitling holders to 10,725,132 SEAT ordinary shares, under the Stock Option Plan 1999-2003. Each option entitles the holders to subscribe to 33 SEAT ordinary shares. All outstanding options may be exercisable, depending on the achievement of defined objectives during 2003. The exercise price will be fixed at a rate between the nominal and market value of each newly issued SEAT share pursuant to the plan rules for the Stock Option Plan 1999-2003.

          In March 2001, Mr. Pellicioli, the then Managing Director and director, was granted, as an employee of SEAT, a total of 72,382 options (“Tranche II”), carrying the right to subscribe to a total of 2,388,606 SEAT ordinary shares, 50% were, at the time they were assigned, granted non-transferable until the approval of the financial statements for the year ended December 31, 2002.

          Also, in March 2001, Mr. Ainio, the then Managing Director of Matrix and a senior manager of SEAT, was granted, as an employee of Matrix, a total of 10,000 options, carrying the right to subscribe to 330,000 SEAT ordinary shares. On February 21, 2002 Mr. Ainio resigned from Managing Director of Matrix and senior manager of SEAT. Mr. Ainio waived its rights under the stock option plan.

          On April 12, 2001, SEAT issued 5,246,835 new SEAT ordinary shares, under the Stock Option Plan 1999-2003, with a share issue price of Lit. 50 (approximately €0.025, then rounded up to €0.03). On April 12, 2001, senior managers of SEAT (excluding Mr. Pellicioli) subscribed to a total of 1,386,264 SEAT ordinary shares at the exercise price of Lit. 50 (approximately €0.025).

          As of December 31, 2001, Mr. Pellicioli owned options for a total of 2,561,637 SEAT ordinary shares, 100% of which were, at the time they were granted, non-transferable until the approval of the financial statements for the year ended December 31, 2002. On May 5, 2003, the Board of Directors of SEAT resolved to increase SEAT’s share capital by up to €249,198.84 through the issuance of up to 8,306,628 ordinary shares of which 2,595,054 to be used in case Mr. Pellicioli exercises its right to subscribe to the SEAT ordinary shares he is entitled to and 5,711,574 for certain beneficiaries. The exercise price is fixed at a rate amounting to the former nominal value expresses in lire (Lit. 50, approximately €0.025). On May 12, 2003 5,711,574 ordinary shares were issued and subscribed for €0.03 each for an amount of €171,347. On June 13, 2003 2,595,054 ordinary shares were issued and subscribed for €0.03 each for an amount of €77,851.62.

          Following the redenomination of the share capital of SEAT in euro, which was implemented through an increase of the par value of each share to €0.03 using available reserves, on December 11, 2001, SEAT’s extraordinary shareholders’ meeting approved a resolution to constitute a special reserve of €170,097.98 for the increase of the share capital due to the Stock Option Plan 1999-2003. The special reserve will be used by the Company to pay the difference between the issue price (€0.03) and the exercise price (originally set at Lit. 50, which corresponds to €0.025).

Stock Option Plans 2000-2002 and 2001-2002

          On November 20, 2000, SEAT’s extraordinary shareholders’ meeting approved a share capital increase, excluding option rights, for a maximum nominal amount of €3,279,501.30 through the issue, in more than one installment, of a maximum of 127,000,000 ordinary shares of a nominal value of €0.03 each, reserved to the employees of the Company and its directly or indirectly-controlled subsidiaries, including:

•	a plan for certain employees (managers, junior managers and certain senior staff) to be identified within the Company and subsidiaries who hold positions vital for the achievement of Company objectives (the “Stock Option Plan 2000-2002”); and

•	a plan for all the employees of the Company and its subsidiaries (the “Stock Option Plan 2001-2002”) which, as of June 13, 2003 had not yet been implemented.

          On May 10, 2001, SEAT’s extraordinary shareholders’ meeting resolved to extend the Stock Option Plan 2000-2002 to the directors of subsidiary companies and to detail certain aspects concerning the determination of the issue price of the shares.

          On July 30, 2001 a resolution was passed for a further extension of the plan to the directors of SEAT, establishing that 20% of the total shares to be issued would be earmarked for the Stock Option Plans for the directors of SEAT.

          As of December 31, 2002, there were 44,669,976 outstanding SEAT options entitling holders to 44,669,976 SEAT ordinary shares, under the Stock Option Plan 2000-2002. Each option entitles the holders to subscribe to one SEAT ordinary share. All the outstanding options (44,669,976) were granted in 2002 on the basis of certain objectives already reached and may be exercisable as follows:

•	32,456,451 from May 2002 to May 2005;

•	7,408,117 from May 2003 to May 2006;

•	4,805,408 from May 2004 to May 2007;

          The exercise price for all the outstanding options is fixed at €1.22 per share.

          As of June 13, 2003, no shares under the Stock Option Plan 2000-2002 had been issued.

Stock Option Plan TOP

          Pursuant to the power to increase the share capital conferred by SEAT’s extraordinary shareholders’ meeting of September 24, 1999, on May 17, 2002 SEAT’s Board of Directors approved:

•	the terms of a new stock option plan (“the Stock Option Plan TOP”);

•	the regulation of the Stock Option Plan TOP concerning one category of beneficiaries (beneficiaries “A”);

•	the granting of options under the Stock Option Plan TOP to the beneficiaries in three lots: (i) 30% of the total amount of the options granted with a five-year exercise period starting from May 2003, (ii) 30% of the total amount of the options granted with a four-year exercise period starting from May 2004 and (iii) 40% of the total amount of the options granted with a three-year exercise period starting from May 2005;

•	the determination of the exercise price at a rate equal to the average share price in the 30 days preceding the exercise (€0.8532); and

•	the granting of 1,500,000 options, carrying the right to subscribe for an equal number of SEAT ordinary shares at the exercise price of €0.8532, to SEAT’s Managing Director, Mr. Paolo Dal Pino, as the sole “A” Beneficiary.

          On the same date, SEAT’s Board of Directors approved the above-mentioned share capital increase, for a maximum nominal amount of €45,000.00 through the issue of up to 1,500,000 SEAT ordinary shares with a par value of €0.03, to be subscribed for within May 31, 2008. The stock option plan TOP was neither updated nor amended as of June 13, 2003.

Stock Option Plan Key People

          Pursuant to the share capital increase approved by SEAT’s extraordinary shareholders’ meeting of November 20, 2000, on May 17, 2002, SEAT’s Board of Directors also approved:

•	the terms of a new stock option plan (the “Stock Option Plan Key People”);

•	the regulation of the Stock Option Plan Key People concerning the beneficiaries which are divided into two main categories (beneficiaries “B” and “C”);

•	the granting of options under the Stock Option Plan Key People to the beneficiaries in three lots: (i) 30% of the total amount of the options granted with a five-year exercise period starting from May 2003, (ii) 30% of the total amount of the options granted with a four-year exercise period starting from May 2004 and (iii) 40% of the total amount of the options granted with a three-year exercise period starting from May 2005;

•	the determination of the exercise price at a rate in the 30 days preceding the exercise (€0.8532);

•	the nominal list of the “B” beneficiaries, with the detail of the options granted to each of them, for a total amount of 2,500,000 options at the exercise price of €0.8532;

•	the conferral to the Managing Director of the power to define the nominal list of the “C” beneficiaries, including the number of options granted to each one of them, for a total amount of 45,000,000 options at the exercise price of €0.8532.

          As of December 31, 2002, there were 46,400,000 outstanding SEAT options entitling holders to 46,400,000 SEAT ordinary shares, under the Stock Option Plan Key People. Each option entitles the holders to subscribe to one SEAT ordinary share. All the outstanding options (46,400,000) were granted in 2002 and may be exercisable as follows:

•	13,920,000 from May 2003 to May 2008;

•	13,920,000 from May 2004 to May 2008;

•	18,560,000 from May 2005 to May 2008;

     Impact of the Spin-off on Stock-option Plans

          As of the effective date of the Spin-off, the stock options that were granted to but not yet exercised by the employees of either Telecom Italia Media, New SEAT or controlled companies, will be transferred at the same conditions to either Telecom Italia Media and New SEAT which will take over all obligations of SEAT relating to such plans.

Board Practices

Severance Provisions

          Pursuant to his employment contract, Mr. Mauri will serve as senior vice president until December 31, 2004 and is entitled to a severance payment in the case of termination without just cause.

Remuneration Committee

          SEAT’s Remuneration Committee is composed of non-executive directors and is currently represented by Guido Roberto Vitale (Chairman), Candido Fois and Aldo Cappuccio.

          The Committee shall submit proposals to the Board of Directors on:

(i)	remuneration of the Managing Directors and all those directors who are appointed to particular positions, including those positions that make the determination of stock option plans; and

(ii)	determining the criteria for total remuneration to the top management of the Company, on recommendation of the Managing Director.

          The Committee was established during the Board of Directors’ meeting held on July 3, 2001. Since the term of office of the then-Board expired, the Committee was reappointed on December 11, 2001 and therefore reintegrated on March 25, 2002 (appointment of Mr. Cappuccio as a replacement for Mr. Cotone, who resigned in the interim).

Internal Audit Committee

          On July 3, 2001, the Board established an Internal Audit Committee, whose task consists of making recommendations and proposals and is currently composed of non-executive directors represented by Mario Zanone Poma (Chairman), Alessandro Ovi (Gianni Mion resigned on February 10, 2003) and Gianfranco Negri Clementi. The Chairman of the Board of Statutory Auditors and, for particularly important discussions, the entire Board of Auditors, may attend the Committee meetings.

          The Internal Control Committee must, according to the recommendations of the Preda Code:

(i)	assess the adequacy of the internal control system;

(ii)	assess the operating plan prepared by the persons responsible for internal control and receive their periodic reports;

(iii)	assess the proposals put forward by the Independent Auditors to obtain the audit assignment, the operating plan for carrying out the audit and the results thereof as laid down in the Auditors’ Report and their letter of suggestions;

(iv)	report periodically to the Board of Directors on its activity and the adequacy of the internal control system; and

(v)	perform the other duties entrusted to it by the Board of Directors, particularly as regards relations with the Independent Auditors.

          The so-called Preda Code is a voluntary corporate governance code drawn up by the Italian Committee for the Corporate Governance Committee of Listed Companies.

Code of Ethics and Code of Behavior on Insider Dealing

          On December 11, 2002, the Board of Directors of SEAT approved the Code of Ethics and the Code of Behavior on Insider Dealing. The decision is in line with the strategy of the Telecom Italia Group to reinforce its rules of corporate governance, making them even more effective and in line with international best practices and the new rules required by the CONSOB.

          The Code of Ethics is the underlying concept for the entire system of Corporate Governance, and as such it plays a vital role in terms of planning, as it represents the body of principles for the ethically oriented conduct of business. The document in which the Code of Ethics is embedded sets out the objectives and information values of business practices, with reference to the main shareholders with which the SEAT Group of companies interact on a daily basis: shareholders, the financial market, customers, the community and personnel.

          The Code of Behavior on Insider Dealing has been drawn up in fulfillment of the regulations recently introduced by Borsa Italiana. Starting January 1, 2003, these regulations require listed companies to make periodic disclosures concerning any transactions involving the listed securities of the issuer and its subsidiaries that have been made by parties with access to price-sensitive information.

          With respect to the reference regulations drawn up by Borsa Italiana, the document is qualified by the following aspects:

•	flexibility in identifying the list of people subject to the disclosure obligation, so that contingent situations involving access to confidential information can be taken into consideration;

•	extension of the notification obligation to cover transactions involving listed financial instruments issued by parent companies (as well as subsidiaries);

•	significant reduction in the thresholds that are relevant for the purposes of transactions to be reported to the market on a quarterly basis (€35,000 instead of €50,000) or immediately upon completion of the transaction (€80,000 instead of €250,000);

•	extension of the obligation for transparency to include the exercise of stock options or option rights, as well as to all transactions involving financial instruments issued by companies in the Olivetti-Telecom Italia Group, also when conducted as part of management relations on individual basis of investment portfolios in which the customer waives the right to give instructions;

•	inclusion of blackout periods, i.e. established time frames in which the persons subject to the provisions of the Code of Behaviour on Insider Dealing cannot perform transactions.

          The Code of Behavior on Insider Dealing also envisages a particularly strict set of penalties that includes the possible proposal to the Shareholders’ Meeting to revoke the appointment of Directors and Statutory Auditors.

          In accordance with the mandatory term set by the Italian stock exchange regulations, the Code went into effect on January 1, 2003.

Employees

          As of December 31, 2002, SEAT had 7,715 employees, broken down into the following categories:

	2002		2001

No. of employees	Year End	Average	Year End	Average

Executives	292	297.5	327	324.0
Middle managers	710	590.2	690	723.0
Clerical Staff	4,046	3,938.0	4,753	5,019.0
Technicians	246	282.9	238	235.4
Telephone operators	2,315	1,626.3	3,154	2,263.0
Journalists	106	100.0	102	99.2
Total	7,715	6,934.9	9,264	8,663.6

          All of SEAT’s employees are covered by national collective bargaining agreements and company specific collective bargaining agreements. Until 1998, managers, directors and middle management benefited from a cash bonus scheme. In September 1999, SEAT resolved to replace this cash bonus scheme for certain senior employees with the Stock Option Plan 1999-2003. See “- Compensation - Stock Option Plan 1999-2003” above. SEAT believes that its relationship with its employees is good.

          SEAT’s future success will depend, in part, on its ability to continue to attract, retain, manage and motivate highly qualified employees, particularly in management and Internet development services.

Share Ownership

          The following table shows the number of SEAT ordinary shares owned by directors and members of the Board of Statutory Auditors of SEAT as of June 13, 2003.

No. of shares
		No. of Shares			No. of shares	held as of
		held at the	No. of Shares	No. of shares	held at the	June 13,
Name	Company	end of 2001	purchased	sold	end of 2002	2003

Board of Directors
DAL PINO Paolo	=	=	=	=	=	=
BONDI Enrico (1)	=	=	=	=	=	=
PARRELLO Giuseppe	=	=	=	=	=	=
PERISSICH Riccardo	=	=	=	=	=	=

						No. of shares
		No. of Shares			No. of shares	held as of
		held at the	No. of Shares	No. of shares	held at the	June 13,
Name	Company	end of 2001	purchased	sold	end of 2002	2003

AINIO Paolo (1)	SEAT	23,541,250	=	8,800,000	14,741,250
BENETTON Gilberto (1)	=	=	=	=	=
COTONE Pierpaolo (1)	=	=	=	=	=	7,263
FOIS Candido	SEAT	7,263	=	=	7,263	=
LIGRESTI Giulia	=	=	=	=	=	=
MION Gianni	=	=	=	=	=	=
NEGRI CLEMENTI Gianfranco	SEAT	61	=	61	=	=
OVI Alessandro	SEAT	=	186	=	186	186
BERTAZZO Carlo	=	=	=	=	=	=
CAPPUCCIO Aldo	=	=	=	=	=	=
PARAZZINI Enrico	=	=	=	=	=	=
ZANONE POMA Mario	=	=	=	=	=	=
VITALE Guido Roberto	SEAT	10,000	=	10,000	=	=

Notes:

(1)	The number of shares held as of June 13, 2003 is not indicated due to the Director’s resignations during the year 2002.

No. of shares
		No. of Shares			No. of shares	held as of
		held at the	No. of Shares	No. of shares	held at the	June 13,
Name	Company	end of 2001	purchased	sold	end of 2002	2003

Board of Statutory Auditors
CERVELLERA Enrico	=	=	=	=	=	=
CARAMANTI Franco	=	=	=	=	=	=
FIORI Giovanni	=	=	=	=	=	=

          As of June 13, 2003, the total ownership of SEAT shares by senior managers of SEAT was 1,453,360 ordinary shares, representing less than 0.02% of SEAT’s ordinary share capital. As of June 13, 2003, SEAT’s directors and senior managers did not own any Savings Shares. As of the same date, the members of SEAT’s Board of Statutory Auditors did not own any SEAT Shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Ownership of SEAT Ordinary Shares

          Telecom Italia, SEAT’s parent company, owns directly and indirectly 56.147% of SEAT’s ordinary shares. The Shares held directly amount to 54.063%. Through Telecom Italia Finance S.A. and TI.IT-Telecom Italia Information Technology S.p.A. Telecom Italia owns indirectly 2.084%. Telecom Italia is the largest fixed-line telecommunications operator in Italy. It has interests in fixed-line and mobile telecommunications operations in a number of European and Latin American markets, including Spain, Austria, Serbia, Argentina, Bolivia, Brazil and Chile as well as other international investments. Olivetti S.p.A. owned approximately 54.96% of Telecom Italia ordinary shares as of June 13, 2003.

          The following table sets forth SEAT shareholders who own more than 2% of SEAT ordinary shares as of June 13, 2003.

Title of Class	Identify of Person of Group	Amount	Percent of Class

Ordinary Shares	Telecom Italia S.p.A	6,051,510,901	54.063%
Ordinary Shares	J.P. Morgan Whitefriars Inc.	759,649,185	6.787%
Ordinary Shares	Telecom Italia Finance S.A.	231,355,270	2.067%

          There is no person known to SEAT who owns more than 2% of SEAT’s ordinary shares other than as set forth above. SEAT’s major shareholders do not have different voting rights.

          Telecom Italia became SEAT’s controlling shareholder as a result of several transactions completed in 2000, including the merger of Tin.it and SEAT and the agreement to acquire SEAT shares from Huit II. Prior to these transactions, Telecom Italia’s interest in SEAT consisted of its interest in Huit II, whose shareholding in SEAT is described below. After a series of intercompany mergers, Huit II interest in SEAT is now held by Telecom Italia Finance.

          Telecom Italia Finance S.A. is in turn owned by Telecom Italia (99.9%) and Mr. Adriano Trapletti (0.01%).

          In 1999, Huit owned approximately 50% of SEAT’s ordinary shares. In early 2000, Huit was contemplating a reduction in its participation in SEAT through a secondary offering of SEAT shares. On March 15, 2000, the same date as the framework agreement described below, Telecom Italia entered into an agreement with Huit, Huit II, the other Huit shareholders and Lorenzo Pellicioli, then the Managing Director of SEAT, pursuant to which Telecom Italia agreed to acquire from Huit II approximately 812,535,304 ordinary shares of SEAT at €4.5 per SEAT ordinary share, corresponding to approximately 19.93% of SEAT’s ordinary share capital. The acquisition of SEAT shares through this agreement and the merger of Tin.it into SEAT allowed Telecom Italia to become the controlling shareholder of SEAT. As of the date of Telecom Italia’s agreement with Huit II for the acquisition of SEAT shares described below, the other shareholders of Huit were Banca Commerciale Italiana, De Agostini and four other financial investors, and Huit II owned 47% of SEAT’s ordinary shares. Telecom Italia owned 21.07% of Huit II.

          As part of this agreement, Telecom Italia granted to Huit II a put option for approximately 710 million SEAT shares. On December 5, 2000, Telecom Italia announced that it had reached an agreement with the Chase Manhattan Group and Huit II, pursuant to which Chase Equities Ltd., a company of the Chase Manhattan Group, acquired approximately 710 million SEAT ordinary shares from Huit II along with Huit II’s put option to sell such shares to Telecom Italia at the price of € 4.20 per share. Chase Manhattan and Telecom Italia also agreed to extend the put option until December 2005, except that Chase Manhattan had the right to exercise it sooner, in April and May of 2003, 2004 or 2005. The Telecom Italia group also purchased a call option on over 660 million SEAT ordinary shares under the same terms and conditions as the put option with a premium payment of approximately €747 million. The terms of the put and call options have since been renegotiated between Telecom Italia and J.P. Morgan Chase Bank; the price has been reduced to €3.40 per share, and the put option cannot be exercised until December 2005.

          On May 12, 2003, an agreement was reached between Telecom Italia Finance S.A. and Mr. Paolo Ainio and Carlo Gualandri to remove the share transfer restriction on the 26.802.272 shares. Therefore these SEAT shares are now freely tradeable.

          In March 2000, Telecom Italia entered into a framework agreement with SEAT contemplating the combination of Tin.it and SEAT. Telecom Italia received 4,675,461,657 new SEAT ordinary shares in the merger of SEAT and Tin.it, which was completed in November 2000. Telecom Italia had also acquired 339,291,608 SEAT ordinary shares, representing 8.32% of SEAT’s ordinary share capital, in a tender offer for all of SEAT ordinary shares, except those which Telecom Italia already indirectly owned or had a right to acquire under the agreement described above, and all outstanding savings shares of SEAT, at €4.20 for each SEAT ordinary share and €2.94 for each SEAT savings share.

Ownership of Ordinary Shares

          As of June 13, 2003, there were 11,193,400,970 outstanding SEAT ordinary shares, of which 10,145,541,115 were registered in the SEAT shareholders’ register in the name of approximately 784.214 holders. As of the same date, a total of 907.573.038 SEAT ordinary shares were registered in SEAT shareholders’ register in the name of 618 holders resident in the United States. These shares represented 8.11% of the total outstanding SEAT ordinary shares, of which 6.787% owned by J.P. Morgan Whitefriars Inc. Not all shareholders may be reflected on SEAT’s shareholder register at any given time. The actual numbers of holders of SEAT ordinary shares, therefore, may be less or more than these numbers indicate.

Ownership of Savings Shares

          Because most SEAT savings shares are in bearer form, SEAT has not determined the number of holders of savings shares, including holders resident in the United States.

          As of June 13, 2003, there were 187,689,368 outstanding SEAT savings shares. As of the same date a total of 117,601 SEAT savings shares were registered in SEAT shareholders’ register in the name of 2 holders resident in the United States. Not all shareholders may be reflected on SEAT’s shareholder register at any given time. The actual numbers of holders of SEAT savings shares, therefore, may be more or less than these numbers indicate.

Related Party Transactions

Contracts with Telecom Italia

     Internet

          SEAT acquires from Telecom Italia the following network services:

•	Call origination and IP transport and bandwidth for dial up Internet access. Internet access call origination through the nationwide 702 access code also comprises billing to end customers, which are part of Telecom Italia Reference Interconnection Offer. IP transport and bandwidth is a commercial service named E@sy.IP.

•	ADSL wholesale and IP transport and bandwidth for ADSL Internet access. ADSL wholesale service is a regulated offer based on retail less price. IP transport and bandwidth is a commercial service named E@sy.IP ADSL.

          All of these contracts have standard terms approved by the AGCom and apply on equal terms to all OLO/ISPs.

          SEAT sells to Telecom Italia:

•	Internet Service Provider (ISP) services, customer service and other related services for Telecom Italia’s ADSL retail services and

•	Proxy radio services for Virtual Internet Service Providers on the Telecom Italia network.

     Directory

          SEAT provides Telecom Italia PAGINEBIANCHE copies. With this contract Telecom Italia fulfils its Universal Service Obligation.

          Please see Note 18 to the consolidated financial statements included in this annual report for additional information.

          All the transactions entered into with related parties, including intragroup transactions, are part of ordinary operations and were entered into at market conditions or based on specific regulatory provisions. In addition, there are no atypical and/or unusual transactions or transactions that may represent a conflict of interest.

		From parent companies
	From unconsolidated	and subsidiaries and
	subsidiaries and	affiliates of parent
Main economic, equity and financial items of the SEAT Pagine Gialle group	affiliated companies	companies

	(thousands of euros)
Sales and service revenues	676	93,205
Raw materials and outside services	571	83,917

		From parent companies
	From unconsolidated	and subsidiaries and
	subsidiaries and	affiliates of parent
Main economic, equity and financial items of the SEAT Pagine Gialle group	affiliated companies	companies

	(thousands of euros)
Positive (negative) net other income (expense)	237	2,436
Positive (negative) net financial income (expense)	632	11,167
Financial receivables	12,143	548,983
Borrowings	3,128	165,316
Trade and other accounts receivable	4,635	46,440
Trade and other accounts payable	5,183	70,043
Intangibles, fixed assets and long-term investments	815	12,882

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Financial Statements

          See “Item 18. Financial Statements”.

Legal Proceedings

     General

          SEAT, like other companies involved in the telephone directories business, is frequently named as a defendant in routine litigation relating to printing and pricing mistakes occurring in SEAT’s publishing of client advertisements in its directories and other products. SEAT was the defendant in 157 new court proceedings in 2002 in which clients sought compensation for printing mistakes made by SEAT. The number of these claims is very small relative to the total number of SEAT’s advertising clients, which in 2002 exceeded 670,000. In the event of a printing mistake, SEAT generally offers a client some form of compensation, such as a price reduction or a free connection. In 2002, the average size of a claim paid by SEAT was €2,614.02. SEAT paid 125 claims in 2002 resulting from litigation for a total of €287,541.61. SEAT currently has a total of approximately 339 pending claims with an aggregate of approximately €18,252,947.71 in claimed damages. SEAT believes, based on its historical experience, that it will settle such claims for significantly less than the aggregate damages claimed. However, no assurance can be given as to the outcome of these claims, and the award of substantially all the amounts claimed by clients would have a material adverse effect on SEAT’s operating results and financial condition.

     WEB

          In relation to litigation following the sale of WEBFIN to SEAT by De Agostini, in December 2001, De Agostini commenced an arbitration proceeding against SEAT before the National and International Arbitration Chamber of Milan in Italy, claiming enforcement of the clause providing for the purchase by SEAT of the remaining 40% of WEBFIN. De Agostini is seeking specific performance of the clause (for an originally agreed purchase price of €700 million with payment beginning June 30, 2003) plus damages of approximately €33,000,000 to cover losses incurred by the plaintiff. SEAT argues in response that the purchase clause was terminated. SEAT bases its termination on a material adverse change clause of the contract and, particularly as it was the case with all internet companies with regard to the loss of value of the company. Management expects a verdict by November 2003.

     Sign

          SEAT and Telecom Italia are defendants before the civil court of Venice in a lawsuit by Sign S.r.l., an Italian software company (“Sign”), alleging damages due to SEAT’s refusal to license the telephone-subscriber listings file to Sign. In connection with this lawsuit, SEAT and Telecom Italia were charged by the Antitrust Authority for abuse of a dominant position. Subsequently, on April 19, 1994, Sign filed a civil lawsuit before the court of Venice alleging damages due to a breach of contractual and pre-contractual responsibilities. On the same date, Sign also filed another lawsuit with the court of appeals of Venice sitting as a court of first instance for damages allegedly suffered because of the antitrust violation. A decision on the merits was issued in May 2003. Judgment was rendered against SEAT requiring payment to the plaintiff in the amount of €146,867 in damages and a fine of €750,000 for violation of antitrust law. Telecom Italia and SEAT have filed an appeal with the Supreme Court against the judgment of Court of Appeals sitting as a court of first instance.

     Acquisition of Cecchi Gori Communications

          In relation to litigation following the sale of TeleMonteCarlo television network, or La7 and MTV, through a sale and purchase agreement among SEAT, Cecchi Gori Group Media Holding S.r.l. and Cecchi Gori Group FIN.MA.VI. S.p.A. (“Cecchi Gori Group”) on August 6, 2001, the Cecchi Gori Group filed a proceeding with the civil court of Milan asking for the rescission of the pledge agreement by which Cecchi Gori Group granted a security interest in Cecchi Gori Communications S.p.A.’s (now named HMC S.p.a.) ordinary shares to SEAT. After the preliminary hearing, the next hearing will be held on September 18, 2003.

          On July 31, 2001, the Cecchi Gori Group, enforcing an arbitration clause, commenced an arbitration proceeding against SEAT claiming rescission, invalidity or termination of the purchase and sale agreement of Cecchi Gori Communications S.p.A. and claiming damages. A judgment is expected by July 25, 2003.

          The Cecchi Gori Group parties have also challenged, in the civil court of Rome, the validity of a resolution of the ordinary and extraordinary shareholders’ meeting of Cecchi Gori Communications S.p.A. (on April 27, 2001), which approved the company’s annual report, resolved to cover the losses for the year 2000 and increased its share capital. On December 11, 2001, the hearing on the merits was concluded. On June 13, 2002, the court dismissed the complaint filed by the Cecchi Gori Group. The complaint was based on the (i) invalidity of the shareholders resolution of April 27, 2001 and (ii) lack of authorization on behalf of the shareholder SEAT to cast the vote of MEDIA Holding. The decision was later appealed by the Cecchi Gori Group and a first court hearing was scheduled for April 30, 2003.

          In April 2001, the Cecchi Gori Group has also challenged before another judge of the civil court of Rome, the validity of a resolution of the extraordinary shareholders’ meeting of Cecchi Gori Communications S.p.A. (on August 11, 2000), which approved an amendment to the company’s by-laws to modify the meeting and voting quorums of the ordinary shareholders’ meeting. On May 14, 2003, the civil Court of Rome rejected the plaintiff’s requests and sentenced the Cecchi Gori Group to pay the trial expenses incurred by SEAT and by Cecchi Gori Communications.

Dividends

          SEAT does not have a policy of declaring a regular dividend. Rather, SEAT declares a dividend from time to time in light of prevailing circumstances and its future capital requirements. Any determination to pay dividends in the future will be at the discretion of SEAT, subject to limitations imposed by Italian law.

          Consistent with Italian law, the payment of annual dividends by SEAT is made out of the distributable profits and reserves of SEAT on an unconsolidated basis for each relevant year and upon the recommendation of the Board of Directors. Any recommendation is subject to approval by the ordinary shareholders of SEAT at the annual shareholders’ meeting, which must be convened for the approval of the annual financial statements of SEAT within four months after the end of the financial year to which the financial statements relate.

          The payment and amounts of future dividends, if any, will depend upon the following factors:

•	the amount of distributable profits and reserves on an unconsolidated basis;

•	SEAT’s capital expenditure and investment plans;

•	earnings and level of profitability;

•	the ratio of debt to equity;

•	applicable restrictions on the payment of dividends under Italian law;

•	the level of dividends paid by other comparable listed companies in Italy and elsewhere; and

•	other factors as the Board of Directors may deem relevant.

          Before SEAT may pay dividends with respect to any financial year, SEAT must allocate to its legal reserve (Riserva Legale) an amount equal to 5% of its net profit on an unconsolidated basis for that year, until the reserve, including amounts set aside during prior years, is equal to at least 20% of the aggregate nominal value of SEAT’s share capital.

          In addition to paying dividends from unconsolidated distributable profits, SEAT may also distribute dividends by charging reserves, some of which may only be charged for such distributions, provided that, prior to the distribution, the legal reserve is at or above the legally required 20% minimum referred to above.

          In addition to annual dividends, SEAT’s bylaws give the Board of Directors the power to approve the distribution of “interim dividends”. Pursuant to Italian law, after the approval of the preceding financial year’s financial statements and provided that the financial statements do not reflect current and/or accumulated losses, interim dividends may be distributed provided that they do not exceed the lower of:

•	the profit of the current financial year, net of the amount to be attributed to legal and other reserves; and

•	distributable reserves.

          On May 9, 2003, the extraordinary meeting of SEAT’s shareholders approved an amendment of the Article 6 of SEAT’s bylaws concerning the procedures to pay the preferred dividend of the savings shares; in particular, the new clause enables the shareholders’ meeting which approves the financial statements in case that the net profit shown in the financial statement is non-existing or insufficient, to use the available reserves to meet the financial rights of those holding savings shares.

          Once dividends have been paid in compliance with applicable laws, shareholders cannot be required to repay interim dividends, or annual dividends paid on the basis of duly approved financial statements, to SEAT if the shareholders collected such dividends in good faith.

ITEM 9. SHARE PRICE INFORMATION

          In December 2000, SEAT completed a conversion offer of SEAT savings shares into SEAT ordinary shares, which allowed holders of savings shares to exchange one savings share plus €0.89 for each ordinary share. On completion of the conversion, SEAT received acceptances for approximately 87% of all outstanding savings shares and savings shares now represent only 1.7% of SEAT’s share capital. As a result of the conversion, SEAT issued 1,261,108,452 new ordinary shares and received cash proceeds of €1.122 billion in January 2001.

          SEAT’s ordinary and savings shares are traded in euro on the Italian stock exchange’s Mercato Telematico. SEAT’s shares commenced trading on the Telematico on January 2, 1997. The shares are traded on the Telematico in minimum lots of 500 shares. Smaller lots of shares are traded on the Telematico in the opening tender.

          SEAT’s shares are not listed on any U.S. stock exchange.

          Following the acquisition of Consodata and as agreed with the French financial authority (Conseil des Marchés Fiduciaries), SEAT’s ordinary shares have been trading on the Premier Marché of Euronext in Paris since August 7, 2001.

          The following tables show the high and low official price, which represents the weighted average of the trading prices for all trades effected on a trading day, for SEAT’s ordinary shares and savings shares as reported through Telematico. All prices are expressed in euro.

	Official Price per		Official Price per
	Ordinary Share (1)		Savings Share (1)

Fiscal year ended December 31,	High	Low	High	Low

1998	0.80	0.35	0.63	0.23
1999	3.40	0.81	2.21	0.66
2000	6.63	2.26	4.51	1.33
2001	2.30	0.62	1.47	0.39
2002	0.94	0.55	0.68	0.36
2003 (through May 10, 2003)	0.69	0.56	0.54	0.46
January	0.69	0.61	0.53	0.46
February	0.65	0.58	0.50	0.46
March	0.62	0.56	0.50	0.47
April	0.60	0.56	0.49	0.46
May	0.62	0.59	0.54	0.51
June (through June 13, 2003)	0.63	0.58	0.53	0.51

Notes:

(1)	Beginning January 4, 1999, SEAT’s ordinary and savings shares began trading on Telematico in Euro. The prices for 1998 have been restated, based on the fixed Euro/Lira exchange rate of Lit. 1936.27 = €1.00 established on December 31, 1998, as if the SEAT’s ordinary and savings shares had been trading in Euro since the beginning of the period.

	Official Price per		Official Price per
	Ordinary Share (1)		Savings Share (1)

	High	Low	High	Low

2001
First quarter	2.33	1.22	1.47	0.89
Second quarter	1.48	1.12	0.99	0.79
Third quarter	1.25	0.61	0.81	0.39
Fourth quarter	1.03	0.73	0.72	0.67
2002
First quarter	0.94	0.75	0.68	0.57
Second quarter	0.89	0.71	0.65	0.51
Third quarter	0.74	0.58	0.52	0.39
Fourth quarter	0.83	0.55	0.65	0.36
2003
First quarter	0.69	0.56	0.53	0.46

	Official Price per		Official Price per
	Ordinary Share		Savings Share

	High	Low	High	Low

December 2002	0.83	0.64	0.65	0.52
January 2003	0.69	0.61	0.53	0.46
February 2003	0.65	0.58	0.50	0.46
March 2003	0.62	0.56	0.50	0.47
April 2003	0.60	0.56	0.49	0.46
May	0.62	0.59	0.54	0.51
June (through June 13, 2003)	0.63	0.58	0.53	0.51

          The following table shows the high and low official price, which represents the weighted average of the trading prices for all trades effected on a trading day, for SEAT’s ordinary shares as reported through Premier Marché. All prices are expressed in euro.

	Official Price Per Ordinary
	Share

	High	Low

2002
Third quarter(1)	0.78	0.55
Fourth quarter	0.97	0.54
2003
First quarter	0.70	0.51

Notes:

(1)	From August 2002.

	Official Price per Ordinary
	Share

	High	Low

December 2002	0.80	0.57
January 2003	0.70	0.59
February 2003	0.65	0.55
March 2003	0.58	0.51
April 2003	0.60	0.53
May 2003	0.60	0.58
June 2003 (through June 13)	0.62	0.59

Clearance and Settlement of SEAT Shares

          Legislative Decree No. 213 of June 24, 1998 (“Dematerialization Decree”) provided for the dematerialization of financial instruments publicly traded on regulated markets including treasury bonds. From July 9, 1998, all companies that issue financial instruments that are publicly traded on regulated markets must inform Monte Titoli S.p.A., a centralized securities clearing system owned by certain of the major Italian banks and financial institutions (“Monte Titoli”), which will open an account in the name of each company in its register.

          Beneficial owners of Shares and Savings Shares must hold their interests through specific deposit accounts with any participant having an account with Monte Titoli. The beneficial owners of Shares and Savings Shares held with Monte Titoli may transfer their shares, collect dividends, create liens and exercise other rights with respect to those Shares and Savings Shares through such accounts and may no longer obtain physical delivery of share certificates in respect of their Shares and Savings Shares. All new issues of Shares and Savings Shares and all other transactions involving Shares and Savings Shares must settle electronically in book-entry form.

Shares and Savings Shares are accepted for clearance through Euroclear and Clearstream. Holders of shares may elect to hold such Shares and Savings Shares through Euroclear or Clearstream (outside the United States).

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

General

          SEAT Pagine Gialle S.p.A. is a public company (societá per azioni) incorporated and regulated under the Italian Civil Code.

          On May 9, 2003, the extraordinary meeting of SEAT’s shareholders approved the amendment of the following articles of SEAT’s Bylaws: Article 6 (“Shares”), concerning the procedures to pay the preferred dividend of the savings shares; Article 12 (“Ordinary and Extraordinary General Meeting”), concerning the reference to the relevant legal provisions establishing quorum requirements for holding the meetings and approving resolutions; Article 15 (“Composition of the Board of Directors”) concerning a technical specification; Article 17 (“Meetings of the Board of Directors”) concerning providing information (pursuant to Art. 150 of Legislative Decree 58/98) to the Board of Statutory Auditors; Article 23 (“Board of Statutory Auditors”) concerning the possibility to hold meetings of the Statutory Auditors via video-conference or audio-conference.

          The objects and purpose of SEAT are set out in Article 4 of the Bylaws, which are attached as Annex B to the Articles of Association.

          SEAT’s objectives include:

•	to operate in the industry and trade of publishing, printing and graphics in general, in any form and by any means, including on-line;

•	to gather and engage in advertising in any form and for any means of communication, even in exchange for goods or services or on the account of third parties;

•	to manage activities, including promotional activities, in the field of advertising communications and public relations initiatives;

•	to engage, to prepare and to sell, with all technological means and any other transmission support, including on-line and via the Internet, all types of documentation services, including but not limited to databases and support services for trading goods or services;

•	to manage all activities related to information processing and use of any type and of any manner, including the use and sale of communications services of any type, by any instruments and means and to manage all related, complementary or instrumental production and sales activities in the these areas;

•	to engage in all commercial, industrial and financial operations and transactions involving real or personal property that are considered appropriate for the carrying out of SEAT’s objectives; and

•	to acquire, directly or indirectly, interests and holdings in other corporations or companies as long as it is not SEAT’s primary activity and so long as no activities inherent to bringing in public funds or not permitted by law are carried out.

Directors

          SEAT’s Board of Directors consists of not fewer than seven and not more than 21 directors. Directors and deputy directors are elected annually at the annual general meeting for a term expiring at the end of the next annual general shareholders meeting. Under the voting list system contained in SEAT’s bylaws, SEAT’s directors are to be elected on the basis of candidate lists presented by one or more shareholders representing at least 3% of the share capital of SEAT having the right to vote at the annual general meeting of shareholders. The candidate lists must be deposited at the head office of SEAT at least ten days before the date of the first call of the general meeting of shareholders. Each shareholder may present or participate in the presentation of, and may vote for, only one candidate list.

          A director of SEAT may not vote in respect of any proposal in which such director, or any person connected with the director, has any material interest other than by virtue of his interests in securities of, or otherwise in or through, SEAT.

          The compensation of SEAT’s directors is resolved by the meeting of SEAT’s shareholders. The directors may authorize the issuance of bonds or other indebtedness only if empowered by a shareholders’ resolution.

          There is no mandatory retirement age for directors of SEAT, and directors may be reelected to successive boards. Directors are not required to hold any shares of SEAT to be qualified for membership on the board.

Rights and Restrictions Attaching to SEAT Shares

          As of June 13, 2003, the issued and outstanding share capital of SEAT amounted to €341,432,710.14 divided into 11,193,400,970 ordinary shares and 187,689,368 savings shares with a nominal value of €0.03 each. All of the ordinary shares and savings shares are validly issued and fully paid. The ordinary shares are in registered form, while the savings shares may be either in registered or bearer form.

     Dividend Rights

          The payment by SEAT of any annual dividend is proposed by the Board of Directors and is subject to the approval of the shareholders at the annual shareholders’ meeting, which must be convened within four months or, under special circumstances, six months after the end of each financial year. Before dividends may be paid out of SEAT’s unconsolidated net income in any year, an amount equal to 5% of net income must be allocated to SEAT’s legal reserve until the reserve is at least equal to 20% of the par value of SEAT’s issued share capital. The Board of Directors may authorize the distribution of interim dividends, subject to certain statutory and legal limitations. Holders of savings shares have preferential rights on the distribution of dividends.

          Dividends are payable to those persons who hold the shares through an intermediary on the dividend payment date declared by the shareholders’ meeting. Payments in respect of dividends are distributed through Monte Titoli on behalf of each shareholder by the intermediary with which the shareholder has deposited its shares. See “Item 8. Financial Information — Financial Statements — Dividends”.

     Meetings of Shareholders and Voting Rights

          Holders of ordinary shares are entitled to attend and vote at ordinary and extraordinary shareholders’ meetings. Votes may be cast personally or by proxy. Shareholders’ meetings may be called by SEAT’s Board of Directors (or the Board of Statutory Auditors or at least two statutory auditors) and must be called if requested by holders of at least 20% of the issued and outstanding ordinary shares. Shareholders’ meetings may also be called if requested by holders of at least 10% of the issued and outstanding ordinary shares. In this latter case, however, the Board of Directors may refuse to call the meeting if calling it conflicts with SEAT’s interest; any dispute arising from a refusal to call a meeting must be resolved by the competent court. Shareholders are informed of all shareholders’ meetings to be held by publication of a notice in the Italian Official Gazette (Gazzetta Ufficiale) at least 30 days before the date fixed for the meeting. The period is reduced to, respectively, 20 days with respect to meetings convened at the request of minority shareholders and meetings convened to resolve upon SEAT’s dissolution, and 15 days for meetings convened pending a public tender offer launched on SEAT’s shares. The notice is also published in at least one national daily newspaper, as recommended by CONSOB.

          Shareholders’ meetings must be convened at least once a year. The annual unconsolidated financial statements of SEAT are submitted for approval to the ordinary shareholders’ meeting which must be convened within four months or, in the event of exceptional circumstances, within six months after the end of the financial year to which the financial statements relate. At ordinary shareholders’ meetings, shareholders also approve the distribution of dividends, appoint the Board of Directors and statutory auditors, determine their remuneration and vote on any business matter submitted by the directors. Extraordinary shareholders’ meetings may be called to pass upon proposed amendments to the bylaws, capital increases, mergers, de-mergers, dissolutions, issuance of debentures, appointment of receivers and similar extraordinary actions. The notice of a shareholders’ meeting may specify up to two or three meeting dates, respectively, for an ordinary or extraordinary shareholders’ meeting; these meeting dates are generally referred to as “calls”.

          The quorum required for shareholder action at an ordinary shareholders’ meeting on first call is at least 50% of the total number of issued and outstanding ordinary shares, while on second call there is no quorum requirement. In either case, resolutions may be approved by holders of the majority of the ordinary shares present or represented at the meeting. The quorum required at an extraordinary shareholders’ meeting on first, second and third call is determined by statutory law. Resolutions of any extraordinary shareholders’ meeting require the approval of a majority set forth by statutory law. In addition, a meeting will be deemed duly convened if shareholders representing 100% of SEAT’s share capital, together with all members of the Board of Directors and the Board of Statutory Auditors, are present at the meeting.

          To attend any shareholders’ meeting, shareholders must be in possession of an appropriate certificate. This certificate may be obtained by owners of ordinary shares through the intermediary associated with Monte Titoli, the company authorized by CONSOB to operate a centralized clearing system, or the centralized security custody and administration system with which their accounts are held. Shareholders must deposit their shares with the authorized intermediary for the certificate to be issued.

          Shareholders may attend the shareholders’ meeting by proxy. A proxy may be given only for a single shareholders’ meeting (including, however, the first, second and third calls of such meetings) and may be exercised only by the person expressly named in the applicable form. The person exercising the proxy cannot be a subsidiary of SEAT, a director, statutory auditor, or employee of SEAT or of any of its subsidiaries.

          Proxies may be solicited by an intermediary (banks or investment companies, asset management companies and companies having proxy solicitation as their sole purpose) on behalf of a qualified soliciting shareholder or group of shareholders (who individually or as a group own and have owned at least 0.5% of SEAT’s voting capital for at least six months and who have been registered with SEAT as holder or holders of the shares for the same period of time). Proxies may also be collected by a shareholders’ association from among its members provided that the association has been formed by notarized private agreement, does not carry out business activities other than those relevant to the purpose of the association and is made up of at least 50 individuals each of whom owns not more than 0.1% of SEAT’s voting capital. Members of the shareholders’ association may, but are not obliged to, grant proxies to the legal representative of the association and proxies may also be granted in respect of only some of the matters to be discussed at the relevant shareholders’ meeting. The association votes in different manners in compliance with the instructions given by each member who has guaranteed a proxy to the association. CONSOB has established provisions which govern the transparency and proper performance of the solicitation and collection of proxies.

     Savings Shares

          Italian companies which have their shares listed on the Telematico can issue savings shares (azioni di risparmio) which carry preferential rights in the payment of dividends and no voting rights. SEAT, in accordance with Italian law and its bylaws, has issued savings shares which have the following characteristics:

•	they have a right to the distribution of net income of up to 5% of their nominal value;

•	thereafter they must be allocated dividends in an amount at least 2% higher than the par value in comparison to dividends allocated to ordinary shares;

•	if dividends cannot be distributed as above in any financial year, the unpaid amount accrues to the following two financial years;

•	they have the same rights as other shares in the distribution of reserves;

•	should a capital reduction become necessary due to losses, the nominal value of the savings shares is reduced by an amount equal to the amount of the loss exceeding the nominal value of all the other shares; and

•	in the liquidation of assets they rank prior to other categories of shares for the full nominal value.

          On May 9, 2003, the extraordinary meeting of SEAT’s shareholders approved an amendment of the article 6 of SEAT’s Bylaws concerning the procedures to pay the preferred dividend of the savings shares; in particular, the new clause enables the shareholders’ meeting which approves the financial statements in the case that the net profit shown in the financial statement is non-existing or insufficient, to use the available reserves to meet the financial rights of those holding savings shares.

          In accordance with SEAT’s bylaws, in the case of delisting of the ordinary shares or savings shares, the savings shares will keep their rights and characteristics unless the holders of savings shares wish to exercise the right to convert their shares into:

•	listed preferential shares, which would have the same features as savings shares, in accordance with the Italian law in force at the time of conversion, and would be entitled to vote at the extraordinary general meeting; or

•	ordinary shares.

          The right to convert would be exercised by the holders of savings shares in accordance with the terms and conditions set out in the resolution of the extraordinary meetings and where necessary with the approval of the holders of savings shares.

          Italian Legislative Decree No. 58 of 1988, dated February 24, 1998 (“Decree No. 58”) provides for a special meeting of holders of savings shares for the approval of resolutions regarding the following matters:

•	appointment and removal of the savings shareholders’ common representative and the commencement of legal action for liability against such person;

•	approval of any resolution taken by the ordinary or extraordinary meetings of the company that may prejudice rights of savings shareholders;

•	creation of a fund for the expenses necessary to protect common interests and the approval of the related statement of account;

•	settlement of disputes with the company; and

•	any other matter of common interest.

          In December 2000, SEAT completed a conversion offer of SEAT savings shares into SEAT ordinary shares, which allowed holders of savings shares to exchange one savings share plus €0.89 for each ordinary share. Following completion of the conversion, savings shares now represent only 1.7% of SEAT’s share capital. As a result of the conversion, SEAT issued 1,261,108,452 new ordinary shares and received cash proceeds of €1.122 billion in January 2001.

     Liquidation Rights

          Pursuant to Italian law and subject to the satisfaction of the claims of all other creditors, shareholders are entitled to a distribution of all the remaining liquidated assets of SEAT proportional to the nominal value of their shares. Holders of savings and preferred shares are entitled to a priority right to any distribution of liquidated assets up to their par value. Thereafter, all shareholders would rank equally in their claims to the distribution of surplus assets, if any. Ordinary shares rank equally among themselves in liquidation.

     Notification of the Acquisition of Shares and Voting Rights

          Pursuant to Italian securities laws, any acquisition of any interest in excess of 2% of the voting shares of a listed company, as well as the acquisition by a listed company of an interest exceeding 10% of the voting shares of an unlisted company, must be notified to CONSOB and the company whose shares are acquired. In the case of an acquisition of shares of a listed company, the purchaser must notify CONSOB and the company within five business days following the acquisition. In the case of an acquisition of shares of an unlisted company, the purchaser must notify the company within seven days and must notify CONSOB biannually and at the end of each fiscal year. The voting rights attributable to the shares in respect of which the notification has not been made may not be exercised. Any resolution taken in violation of this restriction may be annulled if the resolution would not have been adopted in the absence of those votes.

          In addition, any person whose aggregate interest in the voting shares of a listed company exceeds or falls below 2%, 5%, 7.5%, 10% and successive percentages being multiples of five, respectively, of the listed company’s voting share capital, is obliged to notify CONSOB and the issuer. For the purpose of calculating these ownership thresholds, shares owned by any person, irrespective of whether the voting rights are exercisable by that person or by a third party, are taken into consideration and, except in limited circumstances, account should also be taken of shares held through, or shares the voting rights of which are exercisable by, subsidiaries, fiduciaries or intermediaries. For the purpose of calculating the ownership thresholds of 5%, 10%, 25%, 50% and 75%, shares should also be taken into account which:

•	a person has an option to, directly or indirectly, purchase or sell; and

•	a person may acquire pursuant to the exercise of a warrant or conversion right which is exercisable within 60 days.

          The notification must be repeated when the person, upon the exercise of either of these rights, acquires shares which causes the person’s aggregate ownership in the listed company to exceed the relevant thresholds. Notification should be made (except in limited circumstances) within five business days of the event which gives rise to the notification obligation.

          Cross-ownership of listed companies may not exceed 2% of their respective voting shares and cross ownership between a listed company and an unlisted company may not exceed 2% of the voting shares of the listed company and 10% of the voting shares of the unlisted company. If the relative threshold is exceeded, the company which is the later to exceed the threshold may not exercise the voting rights attributable to the shares in excess of the threshold and must sell the excess shares within a period of 12 months. If the company does not sell the excess shares, it may not exercise the voting rights in respect of its entire shareholding. If it is not possible to ascertain which is the later company to exceed the threshold, subject to a different agreement between the two companies, the limitation on voting rights and the obligation to sell the excess shares will apply to both of the companies concerned. The 2% limit for cross ownership is increased to 5% on the condition that the limit is only exceeded by the two companies concerned following an agreement authorized in advance by an ordinary shareholders’ meeting of each of the two companies. Furthermore, if a party holds an interest in excess of 2% of a listed company’s share capital, the listed company or the party which controls the listed company may not purchase an interest above 2% in a listed company controlled by the first party. In case of non compliance, voting rights attributable to the shares held in excess may not be exercised. If it is not possible to ascertain which is the later party to exceed the limit, the limitation on voting rights will, subject to any different agreement between the two parties, apply to both. Any shareholders’ resolution taken in violation of the limitation on voting rights may be annulled if the resolution would not have been adopted in the absence of those votes. The foregoing provisions in relation to cross-ownership do not apply when the thresholds are exceeded following a public tender offer aimed at acquiring at least 60% of a company’s ordinary shares or when a controlled company purchases shares of a controlling company within the limits mandated by Italian law; however, certain restrictions on the manner of purchase will apply.

          Pursuant to Decree No. 58, agreements among shareholders of a listed company or of its parent company must be notified to CONSOB within five days, published in summary form in the press within ten days and filed with the Chamber of Commerce within 15 days. Failure to comply with these rules will render the agreements null and void and the shares cannot be voted. These rules apply to shareholders’ agreements which:

•	regulate the exercise of, or require prior consultation for the exercise of voting rights in a listed company or its controlling companies;

•	contain limitations on the transfer of shares or securities which grant the right to purchase or subscribe shares;

•	provide for the purchase of those shares or securities; or

•	have as their objective or effect the exercise, including joint exercise, of a dominant influence over the company.

          Any shareholders’ agreement of the nature described above may have a maximum term of three years or, if executed for an unlimited term, can be terminated by a party upon six months’ prior notice. In case of a public tender offer, shareholders who intend to participate in the tender offer may withdraw from the agreement without notice. This withdrawal is effective only in the event that the relevant shares are actually sold.

          Regulation 11971, as amended, contains provisions which govern the method and content of the notification and publication of the agreements as well as of subsequent amendments thereto. The regulation also provides that any party to an agreement described above concerning more than 5% of the listed company’s share capital is obliged to notify CONSOB and the listed company in question of its overall shareholding in the listed company, unless the information has already been notified in compliance with other provisions of Decree No. 58.

          In accordance with Italian antitrust laws, the Italian Antitrust Authority is required to prohibit the acquisition of control in a company which would thereby create or strengthen a dominant position in the domestic market or a significant part thereof and which would result in the elimination or substantial reduction, on a lasting basis, of competition, provided that specified turnover thresholds are exceeded. However, if the turnover of the acquiring party and the company to be acquired exceed certain other monetary thresholds, the antitrust review of the acquisition falls within the exclusive jurisdiction of the European Commission.

          There are no provisions in SEAT’s bylaws that would either prevent or delay a change of control or discriminate against large shareholders of SEAT.

Limitations on Voting and Shareholding

          There are no limitations imposed by Italian law or SEAT’s memorandum or articles of association on the right of non-residents or foreign persons to hold or vote SEAT’s ordinary shares or savings shares, other than the limitations that would generally apply to all of SEAT’s shareholders.

Material Contracts

Contracts with Telecom Italia

          Certain contracts with Telecom Italia to which SEAT is, or has been since January 1, 2002, a party, are described above under “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions”.

Agreements with ILTE

          As of the date of this annual report, ILTE has contracts with SEAT to print the following products: PAGINEBIANCHE (the subscribers’ alphabetic telephone directory), the Pagine Gialle (home and office editions), TuttoCittà (the SEAT city guides), Annuario SEAT NeoExpo (the SEAT yearbook), Pagine Gialle Professional, Annuario Kompass (classified business to business yearbook) and Guida degli Alberghi d’Italia (on hotel guide).

          A contract to print PAGINEBIANCHE will terminate on December 31, 2007. SEAT may terminate the contract earlier if the publication of PAGINEBIANCHE ends for any reason.

          A contract to print the Pagine Gialle will terminate on December 31, 2007. SEAT may terminate the contract if the publication of the Pagine Gialle ends for any reason.

          A contract to print TuttoCittà and AnnuarioSEAT NeoExpo will terminate on December 31, 2007 but SEAT may terminate the contract if the publication of TuttoCittà and/or Annuario SEAT NeoExpo ends for any reason (if publication of just one of these products ends, SEAT’s right to terminate shall be only partial). Under a December 1999 agreement (which is renewed annually), ILTE printed SEAT’s Pagine Gialle Professional (only six editions for the regions of Lombardia, Triveneto, Piemonte, Valle d’Aosta, Emilia-Romagna, Lazio and Umbria).

          A contract to print Annuario Kompass, Guida degli Alberghi d’Italia and two other minor business to business directories will terminate on December 31, 2004.

          All the above contracts contain detailed technical and quality specifications and contain penalties ranging from progressive fines (in the event of failure to meet deadlines and quality criteria) to loss by ILTE of its sole printer position (allowing SEAT to award part or all of one or more of the above contracts to other firms, up to a maximum of 30% of ILTE’s total sales to SEAT) in the event of a serious default or poor service.

          The above contracts list unit charges per process. Starting from year 2003, the charges are updated each year, except the contract to print Annuario Kompass, Guida degli Alberghi d’Italia and two others minor business to business directories on the basis of a different percentage of the variation dell’indice dei prezzi al consumo over the previous year published by Istat (the Italian Statistics Institute).

          Under a contract signed on July 14, 1998 and ending on December 31, 2007, ILTE will also produce cellophane-wrapped sets for SEAT, i.e., it will assemble the main product plus all its accessory publications and printed material intended for the telephone subscriber in a single, thermoplastic-sealed pack.

Other Contracts

          Pursuant to an agreement dated November 30, 2001 SEAT outsourced to Accenture S.p.A. the management and assistance services of the Sales Force Automation system (including the “Click and Commission” system realized by Amdocs and licensed to SEAT) until December 31, 2004. After this date, it can be renewed for terms of one year each unless terminated by SEAT with a 6-month notice by Accenture with a 9-month notice. Pursuant to the agreement, SEAT keeps the right to terminate the contract starting from July 1, 2002 with a 6-month notice.

          Under an outsourcing contract signed on December 31, 2001, Saritel (now known as TI. IT-TELECOM ITALIA INFORMATION TECHNOLOGY) will furnish to SEAT certain services for facility management, housing of hardware and software, system and objective management of hardware and software systems. SEAT has entered into paper supply contracts with Swedish and Finish companies for the Directory business. For more information see Item 4 – New SEAT Business Segments – Directories Operations. Under a software licensing agreement signed on January 1, 2000, VOLT DELTA EUROPE Ltd. granted SEAT the use of the necessary software for the operation of the 89.24.24 Pronto Pagine Gialle call center service.

Exchange Controls

Foreign Investment and Exchange Control Regulations in Italy

          There are no exchange controls in Italy. Residents of Italy may hold foreign currency and foreign securities of any kind, within and outside Italy. Non-residents may invest in Italian securities without restriction and may export cash, instruments of credit and securities, in both foreign currency and euro, representing interest, dividends, other asset distributions and the proceeds of dispositions. There are no limitations on the right of non-resident or foreign beneficial owners to vote their Shares except as provided for all SEAT’s shareholders by law. See “—Memorandum and Articles of Association — Limitations on Voting and Shareholding.”

          Updated reporting and record-keeping requirements are contained in recent Italian legislation which implements an EU Directive regarding the free movement of capital. Such legislation requires that transfers into or out of Italy of cash or securities in bearer form in excess of €10,329.14 be reported in writing to the Ufficio Italiano Cambi (the Italian Exchange Office) by residents or non-residents that effect such transfers, or by credit institutions or other intermediaries that effect such transactions on their behalf. In addition, credit institutions and other intermediaries effecting such transactions on behalf of residents or non-residents of Italy are required to maintain records of such transactions for five years, which may be inspected at any time by Italian tax and judicial authorities. Non-compliance with these reporting and record-keeping requirements may result in administrative fines or, in the case of false reporting and in certain cases of incomplete reporting, criminal penalties. The Ufficio Italiano Cambi will maintain reports for a period of ten years and may use them, directly or through other government offices, to police money laundering, tax evasion and any other crime or violation.

          Certain additional procedural requirements are imposed for tax reasons. Non-corporate residents of Italy effecting transfers to and from Italy in excess of €10,329.14 in one year must disclose them in their annual tax declarations. Non-corporate residents must also give details in their tax declarations of financial assets held outside Italy at the end of the fiscal year and of transfers in excess of €10,329.14 to, from, within and between foreign countries in connection with such assets during the fiscal year. No declaration is required in respect of foreign investments and foreign income-earning assets that are exempt from income tax or subject to withholding tax in Italy. Such disclosure requirements do not apply (i) if the total value of the investments and assets at the end of the taxable period or the total amount of the transfers effected during the year is not greater than €10,329.14 or (ii) in respect of foreign investments, foreign assets or transfers within the EU (except for transfer from or to Italy). For corporate residents there is no requirement for such a declaration because their financial statements (on the basis of which their tax returns are prepared) already contain the information.

          There can be no assurance that the present regulatory environment in or outside Italy will endure or that particular policies presently in effect will be maintained, although Italy is required to maintain certain regulations and policies by virtue of its membership in the EU and other international organizations and its adherence to various bilateral and multilateral international agreements.

Taxation

          Unless otherwise indicated, for purposes of the following discussion regarding taxation the Shares and the Savings Shares are collectively referred to as the “SEAT Shares.”

Italian Taxation

          The following is a summary of certain Italian tax consequences of the purchase, ownership and disposition of Shares or Savings Shares as at the date hereof. It does not purport to be a complete analysis of all potential tax matters relevant to a decision to hold Shares or Savings Shares.

     Income Tax

          Savings Shares and Shares. Under Italian law dividends paid to holders of Savings Shares who are not Italian residents and do not have a permanent establishment in Italy to which dividends are connected are subject to a 12.5% withholding tax.

          With respect to dividends paid to beneficial holders of Shares who are not Italian residents and do not have a permanent establishment in Italy to which dividends are connected, Italian law provides for a 27% withholding tax on dividends paid.

          Under Italian law, all shares of Italian listed companies have to be registered in a centralized deposit system. With respect to dividends paid in connection with shares held in the centralized deposit system managed by Monte Titoli, such as SEAT Shares, instead of the 27% or 12.5% withholding taxes mentioned above, a substitute tax will apply at the same tax rates as the above-mentioned withholding taxes. This substitute tax is levied by the Italian authorized intermediaries participating in the Monte Titoli system and with whom the securities are deposited and also by non-Italian authorized intermediaries participating, directly or through a non-Italian centralized deposit system, in the Monte Titoli system.

          Non-resident holders of Shares have the right to recover up to four-ninths of the 27% substitute tax on their dividend income by establishing to the Italian tax authorities that the dividend income was subject to income tax in another jurisdiction in an amount at least equal to the total refunds claimed. U.S. holders should consult their own tax advisers concerning the possible availability of these additional refunds, which traditionally have only been payable after extensive delays.

          These refunds are normally subject to extensive delays. In addition, these refunds are an alternative to seeking any relief from double taxation under the Italian-U.S. income tax convention (“the Treaty”).

          U.S. resident owners of Shares may be entitled to reduced rates of tax on their dividends under the Treaty. Under circumstances where a U.S. resident owner is the actual beneficiary of the dividends and the dividends paid are not connected with a permanent establishment in Italy through which the U.S. resident owner carries on a business or with a fixed base in Italy through which the U.S. resident owner performs independent personal services, the Treaty provides that Italian taxes cannot exceed 15% of gross dividends.

          To qualify for the reduced tax rate afforded by the Treaty, a beneficial owner of Shares must provide the intermediary with which the shares are deposited and which participates in the Monte Titoli system with the following:

(i)	a declaration by the beneficial owner containing all the data identifying this person as the beneficial owner and establishing the existence of all the conditions necessary for the application of the Treaty; and

(ii)	a certification (Form 6166) issued by the U.S. Internal Revenue Service that states that the beneficial owner is a U.S. resident for tax purposes. The certification is valid until March 31 of the year following the submission.

          IRS Form 6166 may be obtained by filing a request with the Internal Revenue Service Center in Philadelphia, Pennsylvania, Foreign Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Requests for certification must include the holder’s name, mailing address, social security number or employer identification number, tax return form number, and tax period for which the certification is requested. In addition, each certification request for Italy must include a statement declaring, under penalties of perjury, the following:

•	that the holder is a U.S. resident;

•	that the holder does not have a permanent establishment in Italy;

•	the holder’s permanent street address; and

•	if a corporation, the holder’s state of incorporation.

          If the holder of Shares fails to obtain the reduced rate provided by the Treaty, a refund equal to the difference between the Treaty rate and the Italian 27% tax must be claimed directly from the Italian tax authorities. Extensive delays have been encountered by U.S. residents seeking payments directly from the Italian authorities pursuant to the Treaty.

          In the case of dividends derived by a U.S. partnership, the reduction of the tax rate under the Treaty is only available to the extent such dividends are subject to U.S. tax in the hands of the partners.

     Transfer Tax

          No transfer tax is payable upon the transfer of SEAT Shares through Telematico. Other types of transfers of shares listed on Telematico are also exempted from the payment of transfer tax provided that the parties entering into the agreement pursuant to which the transfer takes place are (i) banks, Italian securities dealing firms (“SIMs”) exchange agents or (ii) banks, SIMs or exchange agents on the one hand, and non-residents on the other hand or (iii) banks, SIMs or resident or non-resident exchange agents, on the one hand, and investment funds on the other hand. In any other case, transfer tax is currently payable at the following rates:

•	€0.072 per €51.65 (or any fraction) of the price at which the shares are transferred when the transfer is made between private individuals directly or through an intermediary that is not a bank, SIM or exchange agent;

•	€0.0258 per €51.65 (or any fraction) of the price at which the shares are transferred when the transfer is made either (i) between bank, SIM or exchange agent and a private individual or (ii) between private individuals through a bank, SIM or exchange agent; and

•	€0.0062 per €51.65 (or any fraction) of the price at which the shares are transferred when the transfer is made between banks, SIMs or exchange agents.

          The mere change of the depositary (e.g., Euroclear, Clearstream, Monte Titoli, DTC or the Depositary) not involving a transfer of the ownership of the transferred shares will not trigger the Italian transfer tax.

     Capital Gains Tax

          Under Italian law, capital gains tax (“CGT”) is levied on capital gains realized by non-residents from the disposition of shares in companies resident in Italy for tax purposes even if those shares are held outside of Italy. Capital gains realized by non-resident holders on the sale of non-qualified shareholdings in companies listed on a stock exchange and resident in Italy for tax purposes are not subject to CGT.

          In order for a non-resident holders to benefit from the exemption from non-qualified shareholdings, SEAT may require the shareholder to provide a declaration in which they have to declare that they are U.S. residents for tax purposes.

          A “qualified shareholding” consists of securities that (i) entitle the holder to exercise more than 2% of the voting rights of a company with shares listed on a stock exchange (as is SEAT’s case) or 20% of the voting rights of other companies, in each case in the ordinary meeting of the shareholders or (ii) represent more than 5% of the share capital of a company with shares listed on a stock exchange (as is SEAT’s case) or 25% of the share capital of other companies.

          The relevant percentage is calculated taking into account the holdings sold during a 12-month period. Where losses exceed gains, they can be carried forward for up to the fourth taxable period.

          Pursuant to the Treaty, a U.S. resident will not be subject to CGT unless the SEAT Shares form part of the business property of a permanent establishment of the holder in Italy or pertain to a fixed base available to a holder in Italy for the purpose of performing independent personal services. U.S. residents who sell SEAT Shares may be required to produce appropriate documentation establishing that the above mentioned conditions of non-taxability pursuant to the Treaty have been satisfied if CGT would otherwise be applicable.

     Gift Tax

          Gift tax is payable on transfers of shares of Italian companies by reason of donation, regardless of the residence of the donor and even if the shares are held outside Italy, the application of Italian gift tax depends upon the value of the gift and the relationship between the donee and donor.

          There is currently no gift tax convention between Italy and the United States.

United States Federal Income Taxation

          The following summary describes material U.S. federal income tax consequences of the acquisition, ownership and sale of SEAT Shares that are generally applicable to U.S. holders who own SEAT Shares as capital assets for U.S. federal income tax purposes. For these purposes, you are a U.S. holder if you are for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, organized under the laws of the United States or of any political subdivision of the United States; or

•	an estate or trust the income of which is includible in gross income regardless of its source.

          This discussion is based on the tax laws of the United States currently in effect, including the Internal Revenue Code of 1986, as amended, Treasury Regulations, administrative announcements, and judicial decisions, as well as the Italian-U.S. income tax convention (the “Treaty”). These laws may change, possibly with retroactive effect. This discussion does not address U.S. state, local or non-U.S. tax consequences.

          Please note that this discussion does not address all of the tax consequences that may be relevant in light of your particular circumstances. In particular, it does not address purchasers subject to special rules, including:

•	partnerships;

•	persons subject to the alternative minimum tax;

•	tax-exempt entities;

•	dealers and traders in securities or foreign currencies;

•	insurance companies;

•	financial institutions;

•	persons who own the SEAT Shares as part of an integrated investment, including a straddle, hedging or conversion transaction, comprised of the SEAT Shares and one or more other positions for tax purposes;

•	persons whose functional currency is not the U.S. dollar for U.S. federal income tax purposes; or

•	persons who actually or constructively own 10% or more of the Company’s voting stock.

          Please consult your tax advisors with regard to the application of U.S. federal income tax laws to the SEAT Shares, and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdictions.

          Taxation of dividends

          Distributions made with respect to the SEAT Shares (other than certain pro rata distributions of SEAT Shares), before reduction for any Italian tax withheld, will generally constitute foreign source dividend income for U.S. federal income tax purposes to the extent such distributions are made from the Company’s current or accumulated earnings and profits, as determined in accordance with U.S. federal income tax principles. Under recently enacted legislation, dividends received by noncorporate U.S. holders of SEAT Shares may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. You should consult your own tax advisor regarding the application of this new legislation to your particular circumstances.

          You will not be entitled to claim a dividends-received deduction for dividends paid on the SEAT Shares. The amount of any distribution paid in euros will be equal to the U.S. dollar value of such euros on the date of receipt by the U.S. holder, regardless of whether the payment is in fact converted into U.S. dollars. Gain or loss, if any, recognized on the sale or other disposition of such euros will be U.S. source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

          Subject to certain limitations and restrictions, Italian taxes withheld from distributions up to an amount not exceeding the rate provided in the Treaty will be eligible for credit against a U.S. holder’s U.S. federal income tax liability. Italian taxes withheld in excess of the rate provided in the Treaty will generally not be eligible for credit against a U.S. holder’s federal income tax liability.

          The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends the Company distributes with respect to the SEAT Shares will generally constitute “passive income” or, in the case of certain U.S. holders, “financial services income”. You should consult your tax advisor concerning the foreign tax credit implications of the payment of these withholding taxes.

          Taxation of capital gains

          You will recognize capital gain or loss for U.S. federal income tax purposes on the sale or exchange of SEAT Shares in the same manner as you would on the sale or exchange of any other shares of stock held as capital assets. As a result, you will generally recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and your adjusted basis in the SEAT Shares. The gain or loss will generally be U.S. source income or loss. You should consult your own tax advisor about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

          Passive Foreign Investment Company Rules

          The Company believes that it will not be considered a “passive foreign investment company” (“PFIC”) for United States federal income tax purposes for 2002. However, since PFIC status depends on the composition of the Company’s income and assets and the market value of the Company’s assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a U.S. holder held SEAT Shares, certain adverse consequences could apply to the U.S. holder.

          Information Reporting and Backup Withholding

          You may, under certain circumstances, be subject to information reporting and backup withholding with respect to dividends or the proceeds of any sale, exchange or redemption of SEAT Shares unless you:

•	are a corporation or come within certain other exempt categories, and, when required, demonstrate this fact, or

•	provide a correct taxpayer identification number, certify that you are not subject to backup withholding and otherwise comply with applicable requirements of the backup withholding rules.

          Any amount withheld under these rules will be creditable against your U.S. federal income tax liability if you provide the required information to the U.S. Internal Revenue Service. If you are required to and do not provide a correct taxpayer identification number, you may be subject to penalties imposed by the U.S. Internal Revenue Service.

Documents on Display

          It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. As of November 2002 we file our reports electronically. The SEC maintains an Internet site (http: //www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          The following discussion should be read in conjunction with the “Summary of Accounting Policies” in the notes to the consolidated financial statements and in conjunction with Note 20 to the consolidated financial statements, which provides a summarized comparison of the nominal amounts, carrying values and market values of derivative and non-derivative financial instruments and other information relating to those instruments. In the normal course of business, the financial position of the SEAT Group is routinely subjected to interest rate and foreign exchange rate risks. These market risks principally relate to the SEAT Group’s outstanding debt and non-Euro denominated assets and liabilities. The SEAT Group does not enter into derivative transactions for trading or speculative purposes. The following discussion is based on the amounts of indebtedness as derived from our Italian GAAP financial statements. See footnote 20 for a further discussion of items which, for purposes of U.S. GAAP, are considered to be debt.

          Debt Policy

          SEAT Group’s debt used to support the financing of its domestic business and international expansion (and the expanding geographic breadth of its business) contains an element of market risk from changes in interest and currency rates. With respect to interest rates applicable to medium and long-term debt, SEAT Group’s policy is to utilize both floating rate and fixed rate with different ranges of maturity. SEAT Group’s policy is intended to optimize the cost of funding/risk exposure mix, utilizing as providers funds of Telecom Italia as centralized Treasury. The centralized treasury also gives support in negotiating credit lines and financial operations in general.

          The table below sets forth, for the periods indicated, the aggregate principal amount of long-term debt (including current portion) payable in each year through 2007 and thereafter.

							As of	As of
							December 31,	December 31,
							2002	2001
	2003	2004	2005	2006	2007	Thereafter	Total	(pro forma)

	(millions of Euro)
Fixed Rate Debt(1)	9	0	1	4	4	160	178	210
Floating Rate Debt	700	6	308	0	0	0	1,014	1,010

Total	709	6	309	4	4	160	1,192	1,220

(1)  Bonds are callable at October 15, 2004 at a price respectively of 106.0625% for the GBP Bond and 107.75% for the USD Bond. The originals on October 15, 2004 maturity dates are 2009 and 2010.

The table below sets forth, for the periods indicated, the aggregate principal amount of long-term debt outstanding at year-end (excluding current portion of long-term debt) and the average interest rate, broken down by type of loan. As of December 31, 2002 the fair value of such outstanding debt amounted to about €1,182 million. The financial debt’s market value is estimated on the basis of the present value of the future cash flows.

	Year ended December 31
	2002	2003	2004	2005	2006	2007	Thereafter

	(millions of Euro, except for percentages)
Long-Term Fixed Rate Debt (1)	178	169	169	168	164	160	0
Average Fixed Rate	13.55%	13.56%	13.56%	0	0	0	0
Average Total Fixed Rate	13.55%	13.56%	13.56%	0	0	0	0
Floating Rate Debt	1014	314	308	0	0	0	0

Total Long-Term Debt	1,192	483	477	168	164	160	0

          (1) Bonds are callable at 15/10/04 at a price respectively of 106.0625% for the GBP Bond and 107.75% for the USD Bond. The originals on October 15, 2004 maturity dates are 2009 and 2010.

          As of December 31, 2002, approximately 90% of SEAT Group’s long term debt was denominated in Euro, while the remainder, approximately €116 million, was denominated in foreign currencies primarily US dollars and Pound Sterling. After taking into account the SEAT Group’s derivative financial instruments, the SEAT Group’s long-term debt is not materially exposed to fluctuations in foreign exchange rates. At December 31, 2002, approximately 90% of the long-term debt carried a floating rate.

          Market Risk Policy

          The SEAT Group’s policy regarding market risk that consists of the following:

•	The Centralized Treasury at Telecom Italia determines the maximum level of interest rate and foreign exchange rate risk to which Telecom Italia and its affiliated companies benefitting from Telecom Italia’s Centralized Treasury should be exposed. A Supervisory Committee meets on a regular basis to monitor the activities and the level and value of the current market risk exposures. The Centralized Treasury, operating as a service center, supplies financial services and actively supports to Telecom Italia’s subsidiaries according to their requirements and local circumstances.

•	The SEAT Group uses derivative financial instruments to manage these risks as discussed below and does not, in the ordinary course, enter into such instruments on a speculative basis. It is SEAT’s policy to retain any such instruments until maturity.

•	The SEAT Group continually evaluates the credit quality of counterparties to minimize the risk of non-performance. Any such derivative financial instruments are entered into with major banks or financial institutions.

          Financial Instruments

Interest Rate and Foreign Exchange Risk Management

          The SEAT Group seeks to minimize market risk of its operating and financing activities and according to the evaluation of its exposures, selectively enters into derivatives instruments with the support of the Telecom Italia Centralized Treasury. The SEAT Group defines the optimal mixture of fixed and floating-rate debt in each currency, and enters into financial derivatives to adjust their risk profile to the defined target mixture. Interest rate swaps (“IRS”) are therefore used to reduce the interest rate exposure on fixed-rate and floating-rate bank loans and bonds. As a result of these hedge activities, the SEAT Group as of December 31, 2002 was not subject to any material foreign exchange risk in its financial indebtedness nor in its commercial operations.

          To determine the market value of the financial derivatives, the SEAT Group uses Telecom Italia Treasury Department pricing models. The market value of interest rate swaps reflects the present value difference between the fixed rate to be paid/received and the interest rate assessed on the basis of the market trend having the same expiry date as the swap. With regard to IRSs, they involve or can involve the exchange of flows of interest calculated on the applicable notional principal amount at the agreed fixed or variable rates at the specified maturity date with the counterparties. This amount does not represent the amount exchanged between the parties and therefore does not constitute a measure of exposure to credit risk, which is instead limited to the amount of interest or interest differentials to be received at the interest date.

          The counterparties to derivative contracts are generally highly rated banks and financial institutions and such counterparties are continually monitored in order to minimize the risk of non-performance.

          The following tables give a description of the SEAT Group’s financial derivative contracts outstanding as of December 31, 2002 to hedge the debt positions.

			Market value of	Market value of
	Notional	Market value of	underlying debt	debt including
	amount/ Capital	derivatives at	positions at	related derivatives	Market value of
	exchanged at	12/31/2002	12/31/2001	at 12/31/2002	derivatives at
(millions of Euro)	12/31/2002	(a)	(b)	(c)=(b-a)	12/31/2001

Interest rate swaps and interest rate options	3,000	(31)	998	1031	(37)
Cross-currency and interest rate swaps	0	0	0	0	0

	Interest Rate Derivative Instruments
	(millions of Euro)
	Maturities
								Fair
IRS	2003	2004	2005	2006	2007	Thereafter	Total	Value

EURO interest rate Swaps
Receive variable, pay fixed
Amount			600		—	—	600	-48
Average pay rate			5,85%		—	—
Average receive rate			Euribor 3m+30bp		—	—
EURO Interest rate Swaps
Receive variable, pay variable
Amount	1400						1400	2
Average pay rate	Euribor 3m+35,8bp
Average receive rate	Euribor 3m+66,5 bp
EURO interest rate Swaps
Receive fixed, pay variable
Amount			300				300	26
Average pay rate			Euribor 3m+108bp
Average receive rate			6,50%	—
Options/Collars
EURO interest rate collar	700						700	-11
Average cap strike rate (purchased)	5,80%	—
Average floor strike rate (sold)	3,99%	—

	Foreign Exchange Derivative Instruments
	(millions of Euro)
	Maturities
								Fair
Cross Currency Interest Rate Swap	2003	2004	2005	2006	2007	Thereafter	Total	Value

Currency forward
Buy U.S.$/Sell EURO
Amount	3,89
Forward rate	1,00087
Sell U.S.$/Buy Euro
Amount	56,39
Forward rate	0,93600
Sell GBP/Buy Euro
Amount	3,3
Forward rate	0,65115
Buy USD/Sell GBP
Amount	9,23
Forward rate	1,582885

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

          Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          None.

ITEM 15. CONTROLS AND PROCEDURES

          Within 90 days prior to the date of this report, SEAT Pagine Gialle S.p.A., under the supervision and with the participation of our management, including the Managing Director and the Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on this evaluation, our Chairman of the Managing Board and Chief Financial Officer concluded that our disclosure controls and procedures are effective for gathering, analyzing and disclosing the information we are required to disclose in the reports we file under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. There have been no significant changes in our internal controls or other factors that could significantly negatively affect internal controls subsequent to the date of their evaluation.

ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERT

PART III

ITEM 17. FINANCIAL STATEMENTS

          Not applicable.

ITEM 18. FINANCIAL STATEMENTS

          The following consolidated financial statements and related schedule, together with the report thereon of Ernst & Young and Arthur Andersen, are filed as part of this annual report:

ITEM 19. EXHIBITS

          The following exhibits are filed as part of this annual report:

Exhibit 1	English translation of the Articles of Association and Bylaws of SEAT Pagine Gialle S.p.A., as amended.

Exhibit 4	English language summary of employment agreement of Mr Paolo Dal Pino, Chief Executive Officer.

Exhibit 8	Please refer to page 15 of the annual report for a chart showing SEAT’s significant subsidiaries.

Exhibit 12	Certification of Mr. Paolo Dal Pino, Chief Executive Officer and Mr. Angelo Novati, Chief Financial Officer pursuant to Section 906 Sarbanes Oxley Act.

Signatures

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEAT Pagine Gialle S.p.A.

By:	/s/ Paolo Dal Pino

Name:	Paolo Dal Pino
Title:	Managing Director

Date: June 30, 2003

Certifications

Certification by the Managing Director of SEAT Pagine Gialle S.p.A.

          I, Paolo dal Pino, certify that:

          1. I have reviewed this annual report on Form 20-F of SEAT Pagine Gialle S.p.A.;

          2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

          3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrants as of, and for, the periods presented in this annual report;

          4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrants and we have:

          (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          (b) evaluated the effectiveness of the registrants’ disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

          (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

          5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrants’ auditors and the audit committee of registrants’ board of directors (or persons performing the equivalent function):

          (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrants’ ability to record, process, summarize and report financial data and have identified for the registrants’ auditors any material weaknesses in internal controls; and

          (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrants’ internal controls; and

          6. The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By:	/s/ Paolo Dal Pino

Name: Paolo Dal Pino
Title: Managing Director

June 30, 2003

Certification by the Chief Financial Officer of SEAT Pagine Gialle S.p.A.

          I, Angelo Novati, certify that:

          1. I have reviewed this annual report on Form 20-F of SEAT Pagine Gialle S.p.A.;

          2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

          3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrants as of, and for, the periods presented in this annual report;

          4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrants and we have:

          (a) designed such disclosure controls and procedures to ensure that material information relating to the registrants, including their consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          (b) evaluated the effectiveness of the registrants’ disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

          (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

          5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrants’ auditors and the audit committee of registrants’ board of directors (or persons performing the equivalent function):

          (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrants’ ability to record, process, summarize and report financial data and have identified for the registrants’ auditors any material weaknesses in internal controls; and

          (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrants’ internal controls; and

          6. The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By:	/s/ Angelo Novati

Name: Angelo Novati
Title: Chief Financial Officer

June 30, 2003

SEAT PAGINE GIALLE S.p.A.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2002 AND 2001
AND FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2002

WITH REPORT OF INDEPENDENT AUDITORS

Report of Independent Auditors

To the Shareholders
SEAT PAGINE GIALLE S.p.A.

We have audited the accompanying consolidated balance sheets of SEAT PAGINE GIALLE S.p.A. (“the Company”) as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SEAT PAGINE GIALLE S.p.A. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 3 and Note 8 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets.

Reconta Ernst & Young S.p.A.

Turin, Italy
June 6, 2003

SEAT PAGINE GIALLE S.p.A.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2002 and 2001

	2002	2001

	(in € 000’s)
ASSETS
Current assets:
Cash and cash equivalents	99,535	48,735
Receivables:
Trade, net of allowance for doubtful accounts of 135,413 and 144,279 in 2002 and 2001, respectively	894,825	877,028
Due from related parties	582,776	491,639
Inventories	49,993	36,642
Deferred income taxes	126,526	127,305
Prepaid expenses and other current assets	246,491	241,787

Total current assets	2,000,146	1,823,136
Property, plant and equipment, at cost	344,428	370,214
Less: Accumulated depreciation	(183,765)	(163,288)

Property, plant and equipment, net	160,663	206,926
Goodwill, net of amortization of 1,185,406 and 1,196,551 in 2002 and 2001, respectively	3,197,305	9,176,513
Customer lists, net of amortization of 720,688 and 399,310 in 2002 and 2001, respectively	3,145,207	3,466,585
Brand name, net of amortization of 240,643 and 126,876 in 2002 and 2001, respectively	1,296,643	1,410,317
Other intangible assets, net of amortization of 387,694 and 307,663 in 2002 and 2001, respectively	715,035	801,993

Total intangible assets	5,156,885	5,678,895
Investments in affiliated companies	23,193	49,487
Other non current assets	55,692	94,557

TOTAL ASSETS	10,593,884	17,029,514

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowings	48,923	68,497
Current portion of long-term debt	709,386	18,519
Payables:
Trade	405,802	431,471
Due to related parties	219,847	186,028
Deferred income	164,386	175,391
Accrued expenses and other current liabilities	202,273	309,677

Total current liabilities	1,750,617	1,189,583
Termination indemnities	55,114	52,053
Long-term debt, less current portion	482,802	1,240,464
Deferred income taxes	1,884,842	2,196,926
Other non-current liabilities	186,626	145,441
Minority interests	9,982	19,373
Commitment and contingencies
Shareholders’ equity:
Share capital: ordinary shares-€0,03 par value for 2002 and 2001, authorized 11,185,094,342 in 2002 and 2001; issued and outstanding 11,185,094,342 in 2002 and 2001	335,552	335,552
Share capital: savings shares -€0,03 par value for 2002 and 2001, authorized 187,689,368 in 2002 and 2001; issued and outstanding 187,689,368 in 2002 and 2001	5,631	5,631
Unearned stock compensation	—	(19,257)
Accumulated other comprehensive loss	(21,891)	(13,224)
Additional paid in capital	27,204,333	27,218,067
Accumulated deficit	(21,299,724)	(15,341,095)

Total shareholders’ equity	6,223,901	12,185,674

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,593,884	17,029,514

See accompanying notes

SEAT PAGINE GIALLE S.p.A.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2002, 2001 and 2000

	2002	2001	2000

		(in € 000’s)
Revenues:
Product sales	310,417	271,265	65,664
Service revenues	1,647,719	1,592,308	430,728
Advertising royalties	647	6,062	106,744
Other revenues	22,298	27,848	4,170

	1,981,081	1,897,483	607,306
Operating expenses:
Costs of materials	283,867	300,895	86,236
Costs of external services	747,881	744,099	374,383
Salaries, wages and employee benefits	398,247	445,308	50,405
Depreciation and amortization	607,362	1,794,869	612,007
Write-down of impaired assets	5,969,126	3,165,405	10,271,669
Other operating expenses	161,023	116,260	40,254

	8,167,506	6,566,836	11,434,954

Operating loss	(6,186,425)	(4,669,353)	(10,827,648)
Interest and other income (expense):
Interest expense	(121,236)	(97,159)	(199,665)
Interest income	41,946	40,009	1,533
Gain on extinguishment of debt	21,856	—	—
Equity in net loss of affiliated companies	(26,168)	(81,747)	(26,123)
Other income (expense), net	(12,657)	(7,921)	2,265

Loss before income taxes, minority interests and cumulative effect of accounting change	(6,282,684)	(4,816,171)	(11,049,638)
Income tax benefit	268,992	245,306	158,335

Loss before minority interests and cumulative effect of accounting change	(6,013,692)	(4,570,865)	(10,891,303)
Minority interests	55,063	66,295	4,939

Net loss before cumulative effect of accounting change	(5,958,629)	(4,504,570)	(10,886,364)

Cumulative effect of an accounting change	—	2,296	—

Net loss	(5,958,629)	(4,502,274)	(10,886,364)

Basic and diluted net loss per share:
Ordinary	(0.52)	(0.40)	(1,68)
Savings	(0.52)	(0.40)	(1,67)
Weighted average shares (in millions):
Ordinary	11,185	11,001	6,135
Savings	188	194	361

See accompanying notes

SEAT PAGINE GIALLE S.p.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2002, 2001 and 2000

	2002	2001	2000

	(in € 000’s)
Cash Flows from Operating Activities:
Net loss	(5,958,629)	(4,502,274)	(10,886,364)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Minority interests	(55,063)	(66,295)	(4,939)
Equity in net loss of affiliated companies	26,168	81,747	26,123
(Gain) loss on disposal of assets	11,580	(28,777)	(5,488)
Depreciation	54,840	67,653	22,729
Amortization	552,522	1,727,216	589,277
Deferred income taxes	(309,250)	(292,817)	(175,306)
Provision for doubtful accounts	54,555	70,710	26,340
Write-down of impaired assets	5,969,126	3,165,405	10,271,669
Stock option and deferred compensation expense	23,777	23,952	166
Unrealized (gain) loss on derivatives	(11,079)	17,369	—
Gain on extinguishment of debt	(21,856)	—	—
Imputed interest on SEAT acquisition	—	—	173,798
Changes in operating assets and liabilities:
Accounts receivable	(14,701)	(95,098)	5,269
Inventories	(1,418)	4,033	(745)
Prepaid expenses and other assets	34,766	(17,455)	(43,790)
Accounts payable	(44,115)	(165,233)	87,982
Income taxes payable	—	(4,879)	(46,012)
Deferred income	(9,510)	23,782	(61,055)
Accrued expenses and other liabilities	(3,154)	54,377	23,399
Termination indemnities	3,793	3,058	1,989

Net cash provided by operating activities	302,352	66,474	5,042
Cash Flows from Investing Activities:
Proceeds from disposals of property, plant and equipment	43,322	32,479	9,201
Proceeds from disposals of businesses	30,513	9,335	—
Acquisition of businesses and other equity investments, net of cash acquired	(94,570)	(196,146)	(34,988)
Additions to property, plant and equipment	(27,799)	(81,958)	(63,112)
Additions to intangible assets	(56,772)	(90,000)	(22,791)
Additions to other non current assets	(15,112)	(63,012)	—

Net cash (used in) investing activities	(120,418)	(389,302)	(111,690)
Cash Flows from Financing Activities:
Proceeds from long-term debt	47,591	194,862	—
Repayments of long-term debt	(94,504)	(176,023)	(16,520)
Cash received in advance for conversion of savings shares	—	—	1,119,976
Net change in short-term advances to parent company	(148,649)	404,415	(785,014)
Net change in short-term advances to affiliated companies	—	—	(44,128)
Net change in short-term borrowings from affiliated companies	54,961	—	—
Repayments of capital lease obligations	—	—	(950)
Net change in short-term borrowings	(34,861)	(116,299)	(218,789)
Proceeds from issuance of share capital	—	135	41
Dividends	(1,905)	(242)	—
Minority interests	46,233	22,010	7,627
Changes in cumulative investment by parent company	—	—	87,110

Net cash provided by (used in) financing activities	(131,135)	328,858	149,353

Net increase in cash and cash equivalents	50,800	6,030	42,705
Cash and cash equivalents at beginning of year	48,735	42,705	—

Cash and cash equivalents at end of year	99,535	48,735	42,705

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	116,160	61,104	15,540
Income taxes	77,315	101,785	48,653

See accompanying notes

SEAT PAGINE GIALLE S.p.A.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the years ended December 31, 2002, 2001 and 2000
(Amounts in thousands of Euros, except for number of shares, which are in thousands of shares)

					Cumulative
					Investment by
	Ordinary shares		Savings Shares		Parent
	Number	Amount	Number	Amount	Company

Balance as of January 1, 2000	5,091,326	131,472	—	—	(61,558)
Net loss through legal formation	—	—	—	—	(47,785)
Change in cumulative investment by parent through legal formation	—	—	—	—	87,109
Legal formation	—	—	—	—	22,234
Acquisition of SEAT New	4,077,474	105,292	1,448,360	37,401	—
Unearned stock compensation at acquisition of SEAT New	—	—	—	—	—
Issuance of 1,139,424 ordinary shares and 438,240 savings shares under stock option program	1,139	30	438	11	—
Issuance of 147,446,627 ordinary shares for Telegate acquisition	147,447	3,807	—	—	—
Issuance of 140,672,537 ordinary shares for TDL acquisition	140,673	3,633	—	—	—
Issuance of 44,344,611 ordinary shares for Mondus acquisition	44,345	1,145	—	—	—
Issuance of 11,402,738 ordinary shares for Databank acquisition	11,403	294	—	—	—
Compensation for the year under stock option plan	—	—	—	—	—
Cash received in advance for conversion of savings shares, net of 4,691 of issuance costs	—	—	—	—	—
Net loss subsequent to legal formation	—	—	—	—	—

Balance as of December 31, 2000	9,513,807	245,673	1,448,798	37,412	—

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Accumulated
	Other	Unearned	Additional		Total
	Comprehensive	stock	paid in	Accumulated	shareholders'
	Income (Loss)	compensation	capital	deficit	equity

Balance as of January 1, 2000	—	—	—	—	69,914
Net loss through legal formation	—	—		—	(47,785)
Change in cumulative investment by parent through legal formation	—	—	—	—	87,109
Legal formation	—	—	(22,234)	—	—
Acquisition of SEAT New	—	—	23,790,553	—	23,933,246
Unearned stock compensation at acquisition of SEAT New	—	(56,123)	—	—	(56,123)
Issuance of 1,139,424 ordinary shares and 438,240 savings shares under stock option program	—	—	—	—	41
Issuance of 147,446,627 ordinary shares for Telegate acquisition	—	—	712,931	—	716,738
Issuance of 140,672,537 ordinary shares for TDL acquisition	—	—	517,981	—	521,614
Issuance of 44,344,611 ordinary shares for Mondus acquisition	—	—	162,087	—	163,232
Issuance of 11,402,738 ordinary shares for Databank acquisition	—	—	45,477	—	45,771
Compensation for the year under stock option plan	—	5,136	(4,970)	—	166
Cash received in advance for conversion of savings shares, net of 4,691 of issuance costs	—	—	1,119,977	—	1,119,977
Net loss subsequent to legal formation	—	—	—	(10,838,579)	(10,838,579)

Balance as of December 31, 2000	—	(50,987)	26,321,802	(10,838,579)	15,715,321

SEAT PAGINE GIALLE S.p.A.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the years ended December 31, 2002, 2001 and 2000
(Amounts in thousands of Euros, except for number of shares, which are in thousands of shares)

					Cumulative
					Investment by
	Ordinary shares		Savings Shares		Parent
	Number	Amount	Number	Amount	Company

Balance as of December 31, 2000	9,513,807	245,673	1,448,798	37,412	—
Conversion of savings shares to ordinary shares	1,261,108	32,565	(1,261,108)	(32,565)	—
Issuance of 5,246,835 ordinary shares under stock option program	5,247	136	—	—	—
Issuance of 159,495,104 ordinary shares for Consodata acquisition (of which, 17,358,592 were indirectly issued for the acquisition of Pan-Adress)	159,495	4,118	—	—	—
Issuance of 150,579,625 ordinary shares for Telegate acquisition	150,580	3,888	—	—	—
Issuance of 76,310,000 ordinary shares for NetCreations acquisition	76,310	1,971	—	—	—
Issuance of 2,849,417 ordinary shares for Data House acquisition	2,849	74	—	—	—
Issuance of 15,698,286 ordinary shares for Cipi acquisition	15,698	405	—	—	—
Compensation for the year under stock option plan	—	—	—	—	—
Conversion of par value of shares from Lit 50 to 0.03 Euro	—	46,722		784	—
Dividends	—	—	—	—	—
Net loss	—	—	—	—	—
Cumulative translation adjustment	—	—	—	—	—
Minimum pension liability	—	—	—	—	—
Cumulative effect of an accounting change (net of €3,873 tax)	—	—	—	—	—
Amortization of fair value of cash flow hedge, net of €1,079 tax	—	—	—	—	—
Total comprehensive loss	—	—	—	—	—

Balance as of December 31, 2001	11,185,094	335,552	187,690	5,631	—

Compensation for the year under stock option plan	—	—	—	—	—
Other movements	—	—	—	—	—
Net loss	—	—	—	—	—
Minimum pension liability	—	—	—	—	—
Amortization of fair value of cash flow hedge, net of €1,109 tax	—	—	—	—	—
Cumulative translation adjustments	—	—	—	—	—
Total comprehensive loss	—	—	—	—	—

Balance as of December 31, 2002	11,185,094	335,552	187,690	5,631	—

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Accumulated
	Other	Unearned	Additional		Total
	Comprehensive	stock	paid in	Accumulated	shareholders'
	Income (Loss)	compensation	capital	deficit	equity

Balance as of December 31, 2000	—	(50,987)	26,321,802	(10,838,579)	15,715,321
Conversion of savings shares to ordinary shares	—				—
Issuance of 5,246,835 ordinary shares under stock option program	—				136
Issuance of 159,495,104 ordinary shares for Consodata acquisition (of which, 17,358,592 were indirectly issued for the acquisition of Pan-Adress)	—		527,956		532,074
Issuance of 150,579,625 ordinary shares for Telegate acquisition	—		295,314		299,202
Issuance of 76,310,000 ordinary shares for NetCreations acquisition	—		115,079		117,050
Issuance of 2,849,417 ordinary shares for Data House acquisition	—		7,984		8,058
Issuance of 15,698,286 ordinary shares for Cipi acquisition	—		21,861		22,266
Compensation for the year under stock option plan	—	31,730	(24,423)		7,307
Conversion of par value of shares from Lit 50 to 0.03 Euro	—		(47,506)		—
Dividends	—			(242)	(242)
Net loss	—			(4,502,274)	(4,502,274)
Cumulative translation adjustment	(2,991)				(2,991)
Minimum pension liability	(5,267)				(5,267)
Cumulative effect of an accounting change (net of €3,873 tax)	(6,885)				(6,885)
Amortization of fair value of cash flow hedge, net of €1,079 tax	1,919				1,919

Total comprehensive loss	—				(4,515,498)

Balance as of December 31, 2001	(13,224)	(19,257)	27,218,067	(15,341,095)	12,185,674

Compensation for the year under stock option plan	—	19,257	(16,653)	—	2,604
Other movements	—	—	2,919	—	2,919
Net loss	—	—	—	(5,958,629)	(5,958,629)
Minimum pension liability	(12,527)	—	—	—	(12,527)
Amortization of fair value of cash flow hedge, net of €1,109 tax	1,979	—	—	—	1,979
Cumulative translation adjustments	1,881	—	—	—	1,881

Total comprehensive loss	—	—	—	—	(5,967,296)

Balance as of December 31, 2002	(21,891)	—	27,204,333	(21,299,724)	6,223,901

See accompanying notes

SEAT PAGINE GIALLE S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2002 and 2001

(All amounts in thousands of Euro, unless otherwise indicated)

1. Basis of Presentation

          SEAT PAGINE GIALLE S.p.A. (“SEAT Old”), was incorporated in July 1997, and in November 1997, through a wholly owned subsidiary, acquired a majority interest in SEAT S.p.A., a company quoted on the Italian Stock Exchange. Through a series of transactions during 1998 and 1999, SEAT Old acquired the remaining ownership of SEAT S.p.A. primarily through the exchange of shares. Upon completion of SEAT Old’s acquisition of the remaining ownership of SEAT S.p.A. in December 1999, SEAT S.p.A. was merged into SEAT Old, and SEAT Old changed its name to SEAT PAGINE GIALLE S.p.A., (“SEAT New”) which continues to be a publicly traded company in Italy.

          SEAT New’s principal revenue generating activity is advertising in the Italian and European markets. The Company also operates in the business solutions and office products markets in the Italian market as a result of its majority ownership of Gruppo Buffetti. SEAT New is involved in the selling, in Italy, of advertising in telephone directory products that it publishes in the Italian Yellow Pages (Pagine Gialle) and in the Italian White Pages (Elenco Alfabetico). SEAT New also derives revenue from the sale of its published products, participates in the European telephone directory advertising market, and is involved in a variety of other advertising and marketing services, including an Internet based Yellow Pages service (Pagine Gialle On-Line), an operator assisted talking Yellow Pages directory service (Pronto Pagine Gialle) and direct mail advertising campaigns. SEAT New also owns, through a joint venture, a controlling interest in Matrix S.p.A., a company that operates the Italian Internet portal “Virgilio”, an Italian on-line advertising network and a division developing Internet projects.

          Effective October 1, 2000, SEAT New acquired Tin.it S.p.A. (“Tin.it”), a wholly owned subsidiary of Telecom Italia S.p.A. through the exchange of newly issued ordinary shares for 100% of the outstanding shares of Tin.it (the “Transaction”). Tin.it is an Italian stock company, which provides internet access, internet portal services, internet content management services, web hosting, and e-commerce solutions. After the Transaction, Telecom Italia owns a majority interest in the combined company. Accordingly, the Transaction has been accounted for as a reverse acquisition whereby SEAT New is considered to be the acquiree even though legally it is the acquiror. As a result, the accompanying financial statements present the historical financial statements of Tin.it until October 1, 2000, the effective date of the acquisition, and the consolidated financial statements of SEAT New and Tin.it since that date.

          Upon consummation of the Transaction, the combined company continued to operate under the name SEAT PAGINE GIALLE S.p.A. Hereinafter, the terms “the Company” and “SEAT” refer to the operations of Tin.it prior to the Transaction, and the consolidated Tin.it/SEAT New entity subsequent to the transaction.

          In 2001, the Company completed its purchase of Cecchi Gori Communications S.p.A. and now owns two over-the-air television stations in Italy. SEAT obtains revenue via the sale of advertising space on these two national television channels. SEAT also has expanded into the field of business information services with its purchase of Consodata S.p.A., NetCreations Inc, and PanAdress DirecMarketing GmbH. With these businesses, SEAT provides information marketing, data collection, surveys of domestic consumption patterns, e-mail marketing, competition studies and research and property information for the national and international market.

          As of December 31, 2002 the Company was a majority-owned subsidiary (61.50% of ordinary shares) of Telecom Italia S.p.A. (“Telecom Italia”), a publicly traded company in Italy that has related party transactions with the Company.

SEAT PAGINE GIALLE S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2002 and 2001

(All amounts in thousands of Euro, unless otherwise indicated)

2. Background and Organization

          On May 1, 2000, Telecom Italia S.p.A. and two of its subsidiaries (Telespazio S.p.A. (“Telespazio”) and Saritel S.p.A.(“Saritel”)) spun-off the following activities into the Company:

•	Telecom Italia’s internet division known as Tin.it, which provides internet access and interactive content and services to residential and small business customers throughout Italy, including Small Office/Home Office, or SOHO, customers and Small- and Medium-sized Enterprises, or SMEs;

•	Netway ISDN, a dial up access to the internet for basic internet applications; Village Commerce, a package for e-commerce based on the Transact platform and Village Windows, a package for web hosting solution;

•	Telecom Italia’s 49% interest in ESRI Italia S.p.A., which distributes and customizes environmental software applications in Italy;

•	Telecom Italia’s 50% interest in Excite Italia B.V., its joint venture with Excite Inc.;

•	Ownership of Telecom Italia’s White Pages, including the assignment of its contracts with SEAT New relating to the production of and advertising for the White Pages in Italy;

•	A 50% interest in VIASAT S.p.A.(“Viasat”), a joint venture held directly and indirectly by Telespazio, a wholly-owned subsidiary of Telecom Italia. Viasat provides security and communications services for automobiles based on satellite (GPS) and mobile phone (GSM) platforms; and

•	The content management division of Saritel, a wholly-owned subsidiary of Telecom Italia, which provides customers with Internet access to banking data and credit information services.

          The amounts presented in the accompanying financial statements prior to May 1, 2000, represent the assets, liabilities, revenues and expenses attributable to the Company’s business. These amounts differ from the actual assets and liabilities, which Telecom Italia transferred to the Company pursuant to the agreement with SEAT New. Any additional assets or liabilities transferred to the Company from Telecom Italia, which were not reflected in the historical carve out financial statements, have been reflected in “Change in cumulative investment by parent through legal formation” in the accompanying 2000 statement of shareholders’ equity. Subsequent to May 1, 2000, and through December 31, 2002, the accompanying financial statements represent the assets, liabilities, revenues and expenses of the Company as a separate legal entity.

          The Company’s financial statements for the four month period ending April 30, 2000, included in the 2000 consolidated financial statements, have been prepared on the basis set out below.

          a) Structure of the financial statements - The spun-off activities of the Company referred to above were carried out on an integrated basis as part of Telecom Italia group and, as such, the operations comprising the spun-off activities have been carved out from the financial statements of Telecom Italia and its subsidiaries. Consequently, certain revenues, expenses, assets and liabilities have been allocated to reflect the revenues, expenses, assets and liabilities attributable to the spun-off activities.

          Indirectly attributable expenses and revenues have been allocated using bases which management believes provide an appropriate mechanism to present the Company’s financial results for the four months ended April 30, 2000 (included in the 2000 statement of operations).

SEAT PAGINE GIALLE S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2002 and 2001

(All amounts in thousands of Euro, unless otherwise indicated)

          As a result of the carve out, the statement of shareholders’ equity at January 1, 2000 presents the item “cumulative investment by parent company, consistent with the fact that the spun-off activities did not operate as a stand-alone company. This item, combined with the Company’s ordinary share capital reflected under reverse acquisition accounting (see Note 4), represents the net investment in the spun-off activities held by Telecom Italia, Telespazio and Saritel and the accumulated net losses incurred by the activities.

          b) Revenues - All of the spun-off activities’ revenues are specifically identifiable from the total revenues of Telecom Italia and its subsidiaries.

          For the year ended December 31, 2000, such revenue includes approximately €58 million, based upon an agreement that the Association of Internet Service Providers, including the Company, entered into with Telecom Italia. This agreement specifies that the network revenues earned by Telecom Italia for Internet usage are shared with the relevant internet service provider. The agreement expired in August 2000, at which point the parties renegotiated the terms and entered into a new agreement.

          c) Costs - Approximately 75% of costs for the four-month period ended April 30, 2000 were directly attributable to the Company’s businesses. These include staff costs related to employees wholly engaged in the business, advertising costs, amortization of intangible assets, depreciation attributable to fixed assets used in the business and bad debt expense attributable to receivables arising from the Company’s activities. Directly attributable costs also include network operations costs charged based upon a network service agreement that regulates the relative usage of Telecom Italia’s network by those products and services provided by the Company. The rates charged to the Company for use of the network have been regulated by the Italian Telecommunications Authority since January 1, 1998 and the agreements regulating such charges are renegotiated annually. Under Italian law the rates charged by Telecom Italia to the Company are the same as those charged to third party internet service providers and are based on volume of traffic. Amounts owed by the Company to Telecom Italia are paid on a monthly basis.

Certain other costs have been allocated as follows:

•	Indirect staff and related costs have been allocated primarily based upon management’s estimate of the relative proportion of an individual’s time spent providing services to the Company’s activities.

•	Facilities, information technology and other related costs have been allocated primarily based on administrative services agreements, which reflect the relative usage by the Company. These agreements are also negotiated annually.

          The Company believes that the allocation of such costs have been calculated on reasonable bases and that the total amount of costs recognized in the statement of operations approximates what its actual costs would have been as a stand-alone entity.

          d) Losses and accumulated deficit - The losses for the four month period ended April 30, 2000 have been classified as part of the “cumulative investment by parent company in excess of (less than) cumulative losses”.

          e) Cash flow statement - Prior to May 1, 2000, the Company did not maintain its own bank account, and, therefore, all cash receipts and payments have been handled by Telecom Italia group companies on its behalf. The cash flow statement has been presented as if such receipts and payments had been received/made by the Company.

          f) Allocation of indirectly attributable assets and liabilities - Assets obtained or liabilities incurred for the benefit of the Company’s activities, which were not specifically attributable to Company activities, for instance trade payables for goods and services provided to both the Company and other Telecom Italia group companies, have not been specifically allocated to the Company. Instead such amounts have been added to or deducted from the “cumulative investment by parent company in excess of (less than) cumulative losses”, since they represent funding provided to the Company.

SEAT PAGINE GIALLE S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2002 and 2001

(All amounts in thousands of Euro, unless otherwise indicated)

          g) Borrowings and interest - There were no borrowings specifically attributable to the Company’s businesses. Accordingly, no borrowings or interest expense is reflected in the financial statements for the four month period ended April 30, 2000.

          h) Income taxes - The Company utilizes the liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards (“SFAS”) 109, Accounting for Income Taxes. Under the liability method, deferred taxes are determined based on the differences between the carrying value and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

          For the four months ended April 30, 2000 Tin.it was not a separate legal entity. The results of the business were included in the tax returns of other legal entities within the Telecom Italia group. Accordingly, for these periods the tax calculations and disclosures only reflect the legal entities within the group. The difference between the carrying value and tax bases of the assets and liabilities of the unincorporated business was recognized when the business was incorporated to Tin.it. No tax losses generated by the unincorporated business were contributed to Tin.it.

          The Company has generated substantial tax losses since inception. Under generally accepted accounting principles, deferred tax assets are recognized when it is more likely than not that a tax benefit will be realized. In view of the historic losses incurred by the Company, no deferred tax assets have been recognized prior to the acquisition of SEAT New.

          i) Limitations on use of financial statements - Because of the allocations referred to above and the changes in the Company’s structure going forward, the carve out financial statements should not be relied upon as being representative of the future financial position or performance of the Company. In particular, the operating costs attributed to the activities for the four month period ended April 30, 2000 included in the 2000 financial statements are not necessarily representative of the costs incurred after the spin-off transaction as they represent the carve out of costs incurred by Telecom Italia group companies in managing integrated businesses.

3. Summary of Significant Accounting Policies

          This summary of significant accounting policies is presented to assist the reader in understanding and evaluating the accompanying financial statements. These policies are in conformity with accounting principles generally accepted in the United States.

          Principles of consolidation - The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. All significant intercompany transactions and balances are eliminated in consolidation.

          Use of estimates - The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

          Foreign currency translation - The functional currency of the Company’s foreign subsidiaries is the subsidiaries’ local currency. The financial statements of the subsidiaries are translated to Euro using year-end rates of exchange for assets and liabilities, and average rates of exchange for the year for revenues, costs, and expenses. Translation gains (losses) are deferred and reflected as a component of accumulated other comprehensive income within stockholders’ equity. Net realized and unrealized gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations.

          Cash and cash equivalents - The Company considers all highly liquid instruments with maturities of three months or less when acquired to be cash equivalents. The carrying value of all cash equivalents approximates fair value.

SEAT PAGINE GIALLE S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2002 and 2001

(All amounts in thousands of Euro, unless otherwise indicated)

          Sale of trade accounts receivable - During 2002, the Company entered into a factoring arrangement with a third party financial institution in order to sell approximately € 29,905 of trade accounts receivable: 90% of these accounts receivable was sold without recourse, while 10% (or € 2,990) was transferred with recourse.

          The Company collected approximately € 26,800 on the sale without recourse, recognizing a loss of € 115 in the 2002 statement of operations. With regards to the sale with recourse, no amounts have been received and these receivables have not been deconsolidated from the balance sheet at December 31, 2002.

          Inventories - Inventories are carried at the lower of cost, determined using the weighted average method, or market.

          Property, plant and equipment - Property, plant and equipment are recorded at historical cost. Repairs and maintenance are expensed in the period incurred. Plant and equipment leased under capital lease arrangements are capitalized and depreciated. Depreciation of these assets is at rates equal to the term of the lease or the useful life used for similar owned assets and is included in depreciation expense.

          Depreciation is computed on the historical cost of the assets using principally the straight-line method over the estimated useful lives of the related assets, as follows:

Buildings	33 years
Machinery and equipment	3 to 10 years
Office furniture and equipment	5 to 10 years
Automobiles and others	4 to 5 years
Hardware and operating software	3 years

     In August 2001, the FASB issued SFAS 144 “Accounting for the Impairment of Long-Lived Assets” which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Statement applies to certain long-lived assets, including those reported as discontinued operations, and develops one accounting model for long-lived assets to be disposed of by sale. SFAS 144 supersedes SFAS 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”, and APB 30, “Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, for the disposal of a segment. The Group adopted the provisions of SFAS 144 effective January 1, 2002. Prior to 2002, the Group applied SFAS 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”, to all long-lived assets, including goodwill.

          Under both SFAS 121 and 144, the Group assesses potential impairments whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable or if the price of the asset has had considerable market depreciation. The recoverability of an asset’s carrying value is initially determined by comparing the undiscounted cash flows of the asset to its carrying value. If, after the initial assessment, impairment is deemed to exist, then the Group estimates the fair value of the asset based on discounted cash flows, independent appraisals or quoted market prices, if available. Any excess of carrying value over estimated fair value is written off and recorded as an expense in current period earnings. No impairment charges were taken under SFAS 144 in 2002. During 2001 and 2000, under SFAS 121, the Company recorded a pretax impairment charge of €3,165,405 and €10,271,669, respectively to adjust the carrying values of certain of its long-lived assets to fair value.

          Goodwill - Goodwill represents the excess of the purchase price paid for business acquisitions over the fair value of the identifiable tangible and intangible assets and liabilities acquired. As of January 1, 2002, upon the adoption of SFAS 142 Goodwill and Other Intangible Assets, goodwill is no longer amortized. Prior to adoption of SFAS 142, amortization was provided on a straight-line basis over 5 to 15 1/2 years, the estimated period to be benefited.

SEAT PAGINE GIALLE S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2002 and 2001

(All amounts in thousands of Euro, unless otherwise indicated)

          The Company annually reviews the carrying value of goodwill to determine if impairment may exist and also on an interim basis if certain events occur. The requirements of SFAS 142 include that goodwill be assessed for impairment using fair value measurement techniques, and, specifically, a two-step process must be utilized. The first step is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired and the second part of the test is not considered necessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of the loss, if any. The second part of the goodwill impairment test compares the implied value of the reporting unit’s goodwill with the carrying amount of that goodwill. The excess of the carrying value over the implied value is then written-off in the period. Implied value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the asset and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. The determination of impairment of goodwill requires significant judgment and estimates. Based upon the tests required above, an impairment of goodwill was recorded in 2002 for €5,969,126.

          Other intangible assets - Other intangible assets represent primarily the fair value of customer lists, brand name, trademarks and other intangible assets purchased in business acquisitions, costs incurred for software, and costs incurred to obtain patents and licenses. Such costs are amortized over the estimated useful lives of the related assets as follows:

Customer lists	12 to 15 years
Brand name	7 to 15 years
Trademarks	10 to 15 years
Franchisee and agents’ network	10 years
Software costs	3 years
Database	10 years
Patents and licenses	Legal/contractual term

          Software costs capitalized represent only those costs associated with the development of new software or the enhancement of software when additional functionality is provided. The Company applies the same policy in accounting for web site development costs as for costs of computer software developed or obtained for internal use. All costs of maintaining existing software, costs for the enhancement of software that does not provide for additional functionality, and costs pertaining to the preliminary stage of software development are expensed as incurred. The Company reviews these items for impairment in accordance with SFAS 144, as described above.

          Investments - Investments in which the Company has significant influence, which generally represents common stock ownership of at least 20% and not more than 50%, are accounted for under the equity method. Other investments, which represent less than 20% ownership of non-marketable securities, are carried at cost, adjusted when necessary to reflect an other than temporary decline in value of the investment.

          Derivative financial instruments –

          Accounting Standard

          Effective January 1, 2001, the Company adopted the provisions of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS 133 requires the Company to recognize all of its derivative instruments as either assets or liabilities in the balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

          For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings during the period of the change in fair values. For derivative instruments that are

SEAT PAGINE GIALLE S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2002 and 2001

(All amounts in thousands of Euro, unless otherwise indicated)

designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the derivative instrument, if any, is recognized in current earnings during the period of change. For derivative instruments that are designated and qualify as a hedge of a net investment in a foreign operation, the gain or loss is reported in other comprehensive income as part of the cumulative translation adjustment to the extent it is effective. Any ineffective portions of net investment hedges are recognized in current earnings during the period of change. For derivative instruments not designated or qualifying as hedging instruments, the gain or loss is recognized in current earnings during the period of change.

          The adoption of SFAS 133 on January 1, 2001 resulted in the cumulative effect of an accounting change of €2,296, net of tax of €1,292, being recognized as income in the statement of operations and a charge of € 6,885 net of tax of € 3,873 in other comprehensive income. The charge to other comprehensive income will be amortized on a straight line basis over the remaining useful lives of the related derivative instruments. The cumulative effect income of €2,296 had no effect on earnings per share on both the ordinary and savings shares. A charge of €1,979 net of tax of €1,019 and €1,919 net of tax of € 1,079 has been included in the statement of operations representing the amortization for 2002 and 2001, respectively. Of the remaining € 4,756 charge in accumulated other comprehensive income, € 1,979 net of tax of € 1,019 will be amortized in 2003.

          Interest rate swap and collar agreements

          The Company enters into interest rate swap and collar agreements as part of the management of its interest rate exposures. These interest rate swaps and collar agreements are not accounted for as hedges and, as such, the gain or loss based upon the change in fair value is recorded in the statement of operations. The total amount recognized during the year ended December 31, 2002 and December 31, 2001 was income of €10,967 and expense of €17,756 respectively, and is included in other expenses in the statement of operations.

          Foreign currency options and forward contracts

          The Company enters into foreign currency forward exchange contracts as part of the management of its foreign currency exchange rate exposures related to financing through April 2003. These foreign currency forward exchange contracts are not accounted for as hedges and, as such, the gain or loss based upon the change in fair value is recorded in the income statement. The total expense recognized during the year ended December 31, 2002 and December 31, 2001 was € 1,903 and € 214, respectively, and is included in other expenses in the statement of operations.

          Income taxes - The Company accounts for income taxes under the asset and liability method and accordingly deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are provided against deferred tax assets when it is more likely than not that a tax benefit will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period the tax rate change was enacted.

          Revenue recognition - The Company’s revenues are primarily derived from advertising and publishing, sale of office and related products, and internet access and related services. Revenues from the sale of advertising and publishing are recognized in the statement of operations according to the date of publication, which corresponds to the time at which the directories are printed and delivered. Advertising revenue from on-line and telephone services is recorded over the period the advertising service is delivered. Advertising revenue from television is recorded on the date at which the advertisement is shown.

          Revenues from the sale of office and related products are recognized when title transfers, which generally corresponds to the date when products are shipped. Provisions for returns and other adjustments related to sales are provided in the same period the related sales are recorded.

SEAT PAGINE GIALLE S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2002 and 2001

(All amounts in thousands of Euro, unless otherwise indicated)

          Revenues from internet access and related services primarily include subscription services and telephone traffic fees. Revenues from subscription services are recognized over the subscription period on a straight line basis. The Company also receives a portion of the revenues earned by Telecom Italia for telephone traffic fees from the Company’s internet subscribers. Such revenues are recognized when the communication services are provided based on the number of minutes of traffic utilized.

          Deferred income is primarily related to payments received for advertising services to be rendered in future periods and prepaid internet subscription services and are reported on the balance sheet as deferred income.

          Shipping and handling costs - Shipping and handling costs on product sales are classified as Costs of External Services and were not significant during the years ended December 31, 2002, 2001, and 2000.

          Research and development costs - Research and development costs are charged to expense as incurred.

          Advertising costs - Advertising costs are expensed when the advertisement is run. Advertising expense was € 54,434, € 82,462 and € 68,412 for the years ended December 31, 2002, 2001 and 2000, respectively.

          Accounting for stock-based compensation - The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” and complies with the disclosure provisions of SFAS 123, “Accounting for Stock-Based Compensation” and SFAS 148, “Accounting for Stock Based Compensation – Transition and Disclosure.” Under APB 25, compensation cost is recognized over the service period, which generally represents the vesting period, based on the difference, if any, between the fair value of the Company’s stock at the related measurement date and the amount an employee must pay to acquire the stock.

          For the year ended December 31, 2002, total compensation expense recorded in the Company’s consolidated financial statements amounted to € 2,236. The Company’s net loss and loss per share would have been increased to the pro forma amounts for the years ended December 31, 2002, 2001 and 2000 indicated below.

	Year ended	Year ended	Year ended
	December 31, 2002	December 31, 2001	December 31, 2000

Net loss applicable to shareholders:
As reported	(5,958,629)	(4,502,274)	(10,886,364)
Add: Stock-based compensation expense recognized under intrinsic value method	2,236	7,307	5,719

Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(42,562)	(65,442)	(166)

Pro forma	(5,998,955)	(4,560,409)	(10,891,917)
Basic and diluted loss per share:
Ordinary:
As reported	(0.52)	(0.40)	(1.68)
Pro forma	(0.53)	(0.41)	(1.68)
Savings:
As reported	(0.52)	(0.40)	(1.68)
Pro forma	(0.53)	(0.41)	(1.68)

          Net loss per share - Basic loss per share is computed by dividing net loss allocated to ordinary and savings shares by the weighted average number of ordinary and savings shares outstanding for the period. Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue

SEAT PAGINE GIALLE S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2002 and 2001

(All amounts in thousands of Euro, unless otherwise indicated)

ordinary shares were exercised or converted into ordinary shares or resulted in the issuance of ordinary shares that then shared in the loss of the entity. Diluted loss per share are the same as the basic loss per share for the years ended December 31, 2002, 2001 and 2000, as the computation of diluted loss per share did not assume the effect of shares contingently issuable upon the exercise of stock options because their inclusion would have been antidilutive.

          Credit risk - Financial instruments which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, trade receivables and derivative financial instruments. The Company places its funds into high credit quality financial institutions and, at times, may be in excess of insured limits. Credit risk on trade receivables is minimized as a result of the large and diversified nature of the Company’s customer base. With respect to its derivative contracts, the Company is also subject to credit risk of non-performance by counter-parties and its maximum potential loss may exceed the amount recognized in the financial statements. The Company controls its exposure to credit risk through credit approvals, credit limits and monitoring procedures. Collateral is generally not required for the Company’s financial instruments.

          New accounting standards - In November 2002, the FASB issued FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). The Interpretation requires expanded disclosure to be made in the guarantor’s financial statements in regards to the guarantees and obligations under certain agreements. It also requires that a guarantor recognize, as of the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for financial statement periods ending after December 15, 2002 and have therefore been applied in the accompanying financial statements. The recognition requirements of FIN 45 are applicable for guarantees issued or modified after December 31, 2002. The Company does not believe that the adoption of FIN 45 will have a material impact on the financial position, results of operations or cash flows of the Company.

          In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 (“FIN 46”). The Interpretation requires the consolidation of entities in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. The Company does not believe that the adoption of FIN 46 will have a material impact on the financial position, results of operations or cash flows of the Company.

     In November 2002, the Emerging Issues Task Force (“EITF”) of the FASB reached a consensus on EITF 00-21, “Accounting for Revenue Arrangements with Multiple Element Deliverables”. The EITF addresses how to account for arrangements that may involve the delivery or performance of multiple products, services or rights to use assets. Revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables in the arrangement meet certain criteria. Arrangement consideration should be divided into separate units of accounting based on their relative fair values. The Issue also supersedes certain guidance set forth in SEC Staff Accounting Bulletin (“SAB”) 101. The final consensus is applicable to agreements entered into in fiscals periods beginning after June 15, 2003, with early adoption permitted. Additionally, companies are permitted to apply the consensus guidance to all existing arrangements as a cumulative effect of a change in accounting principle. The Company will adopt this new pronouncement as of January 1, 2004. The Company is currently evaluating the impact of the Issue on results of operations, financial position and cash flows.

     In June 2001, the FASB issued SFAS 143, “Accounting for Asset Retirement Obligations,” which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The fair value of the liability is added to the carrying amount of the associated long-lived asset and is depreciated over the asset’s useful life. The liability is accreted to its present value each period

SEAT PAGINE GIALLE S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2002 and 2001

(All amounts in thousands of Euro, unless otherwise indicated)

through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, a gain or loss on settlement is recognized. The Company is required to adopt the provisions of SFAS 143, effective January 1, 2003. To accomplish this, the Company must identify all legal obligations for asset retirement obligations, if any, and determine the fair value of these obligations on the date of adoption. The determination of fair value is complex and will require gathering market information and the development of cash flow models. Additionally, the Company will be required to develop processes to track and monitor these obligations. The Company does not believe that the adoption of SFAS 143 will have a material impact on the financial position, results of operations or cash flows of the Company.

     In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which addresses financial accounting and reporting for costs associated with exit or disposal activities, which effectively nullifies EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit Activity( Including Certain Costs Incurred in a Restructuring ).” The principal differences between SFAS 146 and EITF 94-3 relates to SFAS 146’s requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. A fundamental conclusion reached by the FASB in this new Statement is that an entity’s commitment to a plan, in and of itself, does not create an obligation that meets the definition of a liability. Therefore, this Statement eliminates the definition and requirements for recognition of exit costs in EITF 94-3. This Statement establishes that fair value is the objective for initial measurement of the liability. SFAS 146 also changes the accounting recognition of one-time termination benefits, requiring that those costs be recognized over the period of the employees’ service if that service is beyond a minimum retention period. Under EITF 94-3, these costs were accrued upfront when all the criteria of EITF 94-3 were met. The effective date for the new Statement is January 1, 2003, with earlier adoption allowed. The Company will apply the provisions of the Statement as of January 1, 2003.

          In December 2002, the FASB issued SFAS 148 “Accounting for Stock-Based Compensation – Transition and Disclosure an Amendment of SFAS 123., The new Statement is applicable to those entities that decide to adopt the fair value stock based compensation as their primary accounting policy, as opposed to APB 25. The Company has adopted the additional disclosure requirements of SFAS 148.

          In May 2003 the FASB issued SFAS 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, the new accounting standard for certain types of freestanding financial instruments and disclosure regarding possible alternatives to settling financial instruments. The Group has started to evaluate what impact, if any, adoption of the Statement will have on the Group’s consolidated financial condition and results of operation. The Statement is effective for all financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period after June 15, 2003.

Fair value of financial instruments - The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amount of cash and cash equivalents is assumed to approximate fair value as cash equivalents include all highly liquid, short-term investments with original maturities of three months or less

Accounts receivable: The carrying amount of accounts receivable is assumed to approximate fair value as a valuation allowance is recorded to adjust the nominal value of accounts receivable to the expected recoverable value

Trade payables: The carrying amount of trade accounts payable is assumed to approximate fair value as trade accounts payable includes short-term payables, which will be due within three months or less

Short and long term debt: The carrying amount of the Company’s variable rate debt is assumed to approximate fair value based upon periodic adjustments of the interest rate to

SEAT PAGINE GIALLE S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2002 and 2001

(All amounts in thousands of Euro, unless otherwise indicated)

the current market rate in accordance with the terms of the debt agreements. The fair value of the Company’s fixed rate debt is estimated using discounted cash flow analysis based on the Company’s estimated current borrowing rate for similar types of borrowing arrangements

Foreign currency forward contracts: The fair values of the Company’s foreign currency contracts were estimated based on differences between the exchange rate inherent in the contracts and the related exchange rate at the end of the period

Interest rate swap and collar agreements: The fair values of interest rate swap and collar agreements is based upon quotes received from the related counter-parties and represents the cash requirement if the existing agreements had been terminated at the end of the year

The carrying amounts and fair values of the Company’s financial instruments are as follows:

	December 31, 2002		December 31, 2001

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Cash and cash equivalents	99,535	99,535	48,735	48,735
Accounts receivable	894,825	894,825	877,028	877,028
Accounts payable	(405,802)	(405,802)	(431,471)	(431,471)
Short term debt	(48,923)	(48,923)	(68,497)	(68,497)
Foreign currency forward contract	(1,903)	(1,903)	(214)	(214)
Long term debt	(1,192,188)	(1,181,784)	(1,258,983)	(1,202,000)
Interest rate swap and collar agreements	(671)	(671)	(11,637)	(11,637)

4. Business Combinations and Acquisitions

          In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS 141, “Business Combinations”. The Statement requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001, thereby eliminating the use of the pooling of interest method of accounting for business combinations. In addition, SFAS 141 requires that intangible assets be recorded apart from goodwill if they meet certain criteria. This new standard did not have an impact on the Seat’s results of operations, financial position or cash flows upon adoption. In addition, on January 1, 2002, the Company ceased amortizing goodwill for all business combinations initiated before June 30, 2001.

          Telecom Italia Minority Interests Acquisition

          In July, 1997, due to the merger of the former Telecom Italia S.p.A. (Old Telecom Italia) with and into its parent company, Stet, which changed its name to Telecom Italia after the merger, Stet increased its ownership of Old Telecom Italia to 100% by acquiring the then outstanding minority shareholdings. The acquisition of the minority interest of Old Telecom Italia has been accounted for under the purchase method of accounting. As a result, Stet recorded approximately € 3,100,000 of goodwill. Of this total, management has estimated that € 108,300 related to certain activities comprising Tin.it. Management has estimated goodwill attributable to White Pages of € 106,400 based on the present value of estimated future cash flows of that business. White Pages goodwill is being amortized over its estimated useful life of 15 1/2 years. Management has estimated the goodwill attributable to its investment in VIASAT of € 1,900 based on the fair value of VIASAT by reference to other 1997 transactions involving acquisitions of interests in that company. VIASAT goodwill was being amortized over its estimated useful life of five years.

          Reverse Acquisition

          Effective October 1, 2000, SEAT New acquired all of the outstanding shares of Tin.it S.p.A. (Tin.it) through the exchange of newly issued shares for 100% of the outstanding shares of Tin.it (the “Transaction”). 4,675,461,457 ordinary shares were issued to Telecom Italia and 415,864,739 ordinary shares were issued

SEAT PAGINE GIALLE S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2002 and 2001

(All amounts in thousands of Euro, unless otherwise indicated)

directly to the shareholders of Telecom Italia. Subsequent to the Transaction, Telecom Italia and its shareholders owned approximately 65.7% of the Company. Generally accepted accounting principles in the United States require that SEAT New be considered the acquiree for financial statement purposes (a reverse acquisition) even though legally it is the acquiror. Therefore, the acquisition has been recorded as the acquisition of SEAT New by Tin.it in the accompanying financial statements. The accompanying financial statements present the historical financial statements of Tin.it from January 1, 2000 to October 1, 2000, the effective date of the acquisition, and the consolidated financial statements of SEAT New and Tin.it since that date. Historical stockholders’ equity has been restated to reflect the shares issued in the Transaction as outstanding for all periods prior to the effective date of the Transaction.

               The purchase price was determined by applying the average quoted market price of shares of SEAT New two days before and after the date of announcement of the Transaction to the number of shares outstanding of SEAT New on the effective date of the Transaction. In addition, the purchase price includes the fair value of stock options of SEAT New outstanding at the effective date of the Transaction, approximating €76,791 and acquisition costs approximating € 65,074.

          The total purchase price of € 23,933,247 was allocated to the fair value of the net assets of SEAT New, as the accounting acquiree, at the date of the Transaction under the purchase method of accounting. The excess of the purchase price over the fair value of the identifiable net assets has been recorded as goodwill. The amortization of intangible assets and goodwill is computed using the straight line method over the expected period to be benefited, which is 12 years for customer lists and goodwill, 15 years for brand name, and the remaining contractual life of interest rate swap and collar agreements.

          A summary of the purchase price allocation is as follows:

Fair value of recorded net liabilities at October 1, 2000	(120)
Customer lists	3,770,135
Brand name	1,291,142
Interest rate swaps and collars	7,592
Unearned compensation from unvested options	56,123
Deferred taxes	(2,120,975)
Goodwill	20,929,350

Total purchase price	23,933,247

          As a result of the Transaction, the Company was required to dispose of SEAT New’s equity investment in MC Link S.p.A. (“MC Link”) to comply with anti trust requirements in Italy. The sale was completed on September 27, 2001 for €516. The carrying value of McLink was €13,022. The difference between the sale price and the carrying value increased the goodwill that was recorded in purchase accounting.

          As described above, the value assigned to the purchase price of SEAT was primarily based on the quoted market price of SEAT shares two days before and after the announcement of the transaction. From the date of announcement to the effective date of the transaction, and subsequent to the effective date of the transaction, the quoted market price of SEAT and of the newly combined entity, respectively, decreased considerably. Although a relatively minor portion of SEAT’s historical operations consisted of internet and internet related activities, its quoted market price increased significantly during the latter part of 1999 and early 2000 consistent with other companies in the technology sector. Also consistent with many other companies in the technology sector, its market value decreased significantly during the second half of 2000 attributable to, among other factors, decreases in multiples of expected future revenue and decreases in expected profitability and cash flows of the sector as a whole. The declining trend in SEAT’s quoted market price continued through 2002. During the Company’s annual review for indicators of impairment of long-lived assets in 2001 and 2000, based on the significant decrease in market capitalization, the Company determined a potential impairment existed regarding goodwill arising from its acquisition of SEAT New. At January 1, 2002, the Company performed the transition testing required under FAS 142. This included identifying the reporting units at the date of transition and assigning goodwill to these reporting units. Also at the date of transition an impairment test of the new reporting units was performed under the FAS 142 guidance and no impairment charge was recorded at that date. In accordance with the requirements of SFAS 142, the annual impairment test of goodwill was conducted as of December 31, 2002. As part of that assessment, it was determined that certain reporting units contained

SEAT PAGINE GIALLE S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2002 and 2001

(All amounts in thousands of Euro, unless otherwise indicated)

goodwill that was potentially impaired. The 2002 review incorporated into the analysis all of the known facts and management strategies at the time, including the possibility that the assessment that the ownership levels of certain businesses may change in the future. In particular, Telecom Italia, Seat’s majority owner, had been assessing the structure and benefits of having the Internet and Directories businesses constituted as a single business. Although Telecom Italia management had not committed to a plan regarding the sale of certain reporting units of SEAT until after December 31, 2002, the probability that a realignment of the business would take place, including the possible disposal valuations of those businesses, were considered. The 2001 valuation approach was based on a discounted cash flow model, using the best estimates of management at that time, including the intention to keep SEAT together as an integrated asset for the foreseeable future. In 2002 the fair value of the affected reporting units, in particular those to be included in New SEAT, were derived based on an assessment of recent trading multiples for other similar assets. This approach was used as, given the increasing likelihood that Telecom Italia would sell these assets, the use of multiples for recent transactions for similar assets was considered more indicative of fair value than a discounted cash flow analysis. Those to be included in Telecom Italia Media were valued based on a combination of both multiples and the discounted cash flow method. Using the comparables approach to the valuation, SEAT identified that the fair value of the reporting units’ implied goodwill, after performing a hypothetical purchase price allocation, including intangibles, was €6,035,790 less than these assets carrying value. The Company performed an impairment review in accordance with its applicable policy described in Note 3 for 2002, 2001 and 2000, and as a result, recorded a non-cash impairment charge of €5,656,538 in 2002, € 1,506,014 in 2001 and € 10,271,669 in 2000.

          Other Acquisitions

          On August 8, 2000, SEAT new purchased 25% of Cecchi Gori Communications S.p.A. (“CGC” ) for a total of €129,114 in cash from Cecchi Gori Communication Media Holdings (“CGCMH”). It also signed an agreement to purchase the remaining 75% of CGC for a fixed price of approximately € 387,342, to be paid in SEAT shares. During the period after the agreement was signed, the value of SEAT stock significantly decreased. Since the value of the stock decreased and the number of shares were fixed, the seller requested to renegotiate the sale agreement. On April 27, 2001, the Extraordinary Shareholders’ Meeting of CGC approved the financial statements at December 31, 2000 and moved to cover the loss shown therein by a capital increase to be subscribed by the owners. On that day, SEAT covered its 25% of the losses with a payment of €21,175. The deadline for exercising the right to subscribe to the capital increase described above was June 4, 2001, and CGCMH, the owners of the other 75% of CGC, failed to cover their percentage of the previous year’s losses. As such, SEAT contributed the remaining 75% of the losses for € 64,506, and took ownership of those shares. As a result, the shares owned by CGCMH were cancelled and new shares were issued in SEAT’s name, which thus holds 100% of the share capital of CGC. The Company’s cumulative purchase price of its investment in CGC totaled €216,857, including €2,062 of transaction costs. The operations of CGC have been included in the consolidated financial statements from the date of majority acquisition. The transaction was accounted for as a purchase, using step-acquisition accounting, and the excess cost over the fair value of the identifiable tangible and intangible net assets acquired of €71,720 was recorded as goodwill, which is being amortized over 10 years computed on the straight line method. In December 2001 CGC changed its name to Holding Media e Comunicazione HMC S.p.A. (“HMC”).

          On February 9, 2001, SEAT gained a controlling stake (54.5%) of Consodata SA (“Consodata”), a company listed on the Paris Nouveau Marché in the business of information marketing. The acquisition occurred in the following manner: (i) SEAT issued 63,789,104 ordinary shares to the Consoldata shareholders for 3,986,819 Consodata shares, corresponding to 39.27% of the French company’s share capital; (ii) SEAT contributed their entire stake (100%) in Giallo Dat@ to Consodata in return for 3,383,520 new ordinary shares (25% of the new post-increase capital of Consodata). On May 30, 2001, SEAT announced a public tender offer in which sixteen new ordinary SEAT shares were offered for each Consodata share. The holders of 5,981,625 Consodata shares, equivalent to approximately 44.19% of the share capital, participated in the offer in which 95,706,000 new ordinary SEAT PG shares were issued on August 8, 2001. SEAT, therefore, gained a total interest of 90.735% in the new combined entity Consodata-Giallo Dat@. The contribution of Giallo Dat@ was recorded at historical cost for the portion retained and at fair value for the portion attributed to the remaining minority shareholders of Consodata, resulting in a gain of € 14,924. The Company’s cumulative purchase price of its investment in Consodata totaled €553,526, including €5,362 of transaction costs. The operations of

SEAT PAGINE GIALLE S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2002 and 2001

(All amounts in thousands of Euro, unless otherwise indicated)

Consodata have been included in the consolidated financial statements from the date of majority acquisition. The transaction was accounted for as a purchase, using step-acquisition accounting, and the excess cost over the fair value of the identifiable tangible and intangible net assets acquired of €513,514 was recorded as goodwill, which is being amortized over 10 years computed on the straight line method. During 2002, the Company recorded an additional purchase of 8.19% of the company for €48,783 in cash. This purchase completed SEAT’s obligations under previously signed put and call options. The entire €48,783 was recorded as goodwill. The Company performed an impairment review in accordance with its policy described in Note 3, and as a result, recorded a non-cash impairment charge to the goodwill related to Consodata of € 457,437 in 2001 while there was no impairment charge recorded in 2002.

          On May 29, 2001, SEAT purchased 100% of Pan-Adress Direktmarketing GmbH and of General Partner GmbH (collectively “Pan-Adress”), companies incorporated under German law in the business of direct marketing. Under the terms of the agreement SEAT initially exchanged 1,084,912 of Consodata shares which it held for 100% of the share capital of Pan-Adress. These Consodata shares were then contributed back to SEAT in exchange for 17,358,952 SEAT shares via the public tender offer for Consodata described above. The Company’s purchase price of its investment in Pan-Adress totaled €20,578, including €622 of transaction costs. The operations of Pan-Adress have been included in the consolidated financial statements from the date of majority acquisition. The transaction was accounted for as a purchase and the excess cost over the fair value of the identifiable tangible and intangible net assets acquired of €18,922 was recorded as goodwill, which is being amortized over 7 years computed on the straight line method.

          On June 15, 2001 SEAT acquired 100% of the share capital of NetCreations Inc (“NetCreations”) via Sogerim , a 100% owned subsidiary of Telecom Italia. Telecom Italia loaned 76,310,000 of its SEAT shares to its subsidiary Sogerim. Sogerim then sold the SEAT shares in the open market for U.S.$109,000 cash, which it then used to purchase NetCreations. On June 15, 2001, SEAT issued a total of 76,310,000 new ordinary SEAT shares to Sogerim in exchange for 100% of NetCreations. The shares issued to Sogerim were ultimately returned to Telecom Italia to repay the loaned shares. The Company’s purchase price of its investment in NetCreations totaled €124,946, including €7,896 of transaction costs. The operations of NetCreations have been included in the consolidated financial statements from the date of acquisition. The transaction was accounted for as a purchase and the excess cost over the fair value of the identifiable tangible and intangible net assets acquired of €14,059 was recorded as goodwill, which is being amortized over 10 years computed on the straight line method. The Company performed an impairment review in accordance with its policy described in Note 3, and as a result, recorded a non-cash impairment charge to the goodwill of related to NetCreations of € 13,055 in 2001.

          On March 29, 2001 SEAT purchased 3% of Data House S.p.A. (“Data House”), a company in the business of collection, electronic handling and marketing of realty information. SEAT purchased additional ownership interest on May 29, 2001 of 17% and on June 18, 2001 of 32% for a total interest of approximately 52%. The 32% stake was purchase via the issuance of 2,849,417 new ordinary SEAT shares while the other 20% was purchased with cash. The Company’s purchase price of its investment in Data House totaled €14,425, including €284 of transaction costs. The operations of Data House have been included in the consolidated financial statements from the date of majority acquisition. The transaction was accounted for as a purchase using step acquisition accounting and the excess cost over the fair value of the identifiable tangible and intangible net assets acquired of €8,811 was recorded as goodwill, which is being amortized over 7 years computed on the straight line method. On August 9, 2002, Seat sold its interest in Data House for proceeds of €15,939 and recording a loss of € 6,667.

          On July 3, 2001 SEAT purchased 60% of CIPI S.p.A. (“CIPI”), a company operating in the B2B internet sector, handling promotional items and corporate gifts. SEAT issued 15,698,286 new ordinary shares for its 60% ownership interest. The Company’s purchase price of its investment in CIPI totaled €22,643, including €377 of transaction costs. The purchase price was determined based on the average market price of SEAT’s stock over the period including two days before and two days after the terms of the acquisition were agreed to and announced, which was April 15, 2001. The operations of CIPI have been included in the consolidated financial statements from the date of majority acquisition. The transaction was accounted for as a purchase and the excess cost over the fair value of the identifiable tangible and intangible net assets acquired of € 16,813 was recorded as goodwill, which is being amortized over 5 years computed on the straight line method and is not

SEAT PAGINE GIALLE S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2002 and 2001

(All amounts in thousands of Euro, unless otherwise indicated)

deductible for tax purposes. Intangible assets with finite lives had a fair value of € 7,800 at the time of acquisition. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Current assets	12,698
Property, plant, and equipment	3,683
Intangible assets subject to amortization:
Brand Name (5 year weighted-average useful life)	1,680
Customer List (5 year weighted-average useful life)	6,120
Goodwill	16,813

Total assets acquired	40,994
Current liabilities	(10,754)
Long-term liabilities	(6,817)

Total liabilities assumed	(17,571)
Minority Interest	(780)

Net assets acquired	22,643

          The € 16,813 of goodwill has been assigned to the Office Products segment in which CIPI operates.

          As of October 1, 2000, SEAT owned 2.2% of Telegate AG, a publicly traded company in Germany, with a fair value of € 36,834. During November 2000, the Company acquired an additional 11.34% of Telegate AG and 51.37% of Telegate GmbH, a German holding company. Telegate GmbH directly owns 50.99% of Telegate AG. The acquisition was accomplished through the issuance of 147,446,627 ordinary shares for a total purchase price of € 758,269, including € 41,531 of acquisition costs. On April 5, 2001, the Company purchased the remaining 48.63% of Telegate GmbH through the issuance of 150,579,625 new ordinary shares for a purchase price of €308,869 including €9,667 of acquisition costs. Including the fair value of the 2.2% of Telegate AG previously owned by SEAT, the Company’s cumulative purchase price of its investment in Telegate GmbH and Telegate AG totaled €1,103,972. The operations of Telegate GmbH and Telegate AG have been included in the consolidated financial statements from the date of majority acquisition. The transaction was accounted for as a purchase, using step-acquisition accounting, and the excess cost over the fair value of the identifiable tangible and intangible net assets acquired of €1,047,516 was recorded as goodwill, which is being amortized over 7 years computed on the straight line method. During 2002, the Company purchased an additional 13.9% of Telegate AG for €30,311 via a capital increase. The capital increase was only subscribed by Seat and Telegate GmbH and, as such, the Company now owns 78.44% of Telegate AG. An additional €9,005 of goodwill was recorded as part of this purchase. The Company performed an impairment review in accordance with its policy described in Note 3, and as a result, recorded a non-cash impairment charge to goodwill related to Telegate of € 907,385 in 2001.

          During December 2000, the Company acquired 99.6% of TDL Infomedia Ltd. (TDL) through the issuance of 140,672,537 ordinary shares for a total purchase price of € 526,798, including € 5,185 of acquisition costs. The operations of TDL Infomedia Ltd. are included in the consolidated financial statements from the date of acquisition. The transaction was accounted for as a purchase and the excess cost over the fair value of the identifiable tangible and intangible net assets acquired of €446,782 was recorded as goodwill, which is being amortized over 15 years computed using the straight line method. The Company has an option to acquire the remaining 0.4% of TDL from certain executive shareholders beginning in 2002 at a price to be determined based on a multiple of the operating results of TDL during 2001 through 2003, up to a maximum purchase price of €120,172. In connection with the acquisition of TDL, the Company entered into share lock-up agreements with certain executive shareholders of TDL. Under the terms of these agreements, the executives are restricted through 2004 from selling the 13,684,099 aggregate shares of the Company received. As consideration, the Company has guaranteed the executives a value of € 3.53 per share, as long as the executive remains employed by TDL at the end of the lock-up period. If at the conclusion of the lock-up period the quoted market price of the Company’s shares fall below the guaranteed value, the Company will be required to issue additional shares to the executives such that the total market value of all shares received equals the value of the original number of shares received at the guaranteed value. The purchase option and share lock-up agreements result in potential additional compensation to the executives. As a result, during the term of the option and lock up periods,

SEAT PAGINE GIALLE S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2002 and 2001

(All amounts in thousands of Euro, unless otherwise indicated)

compensation expense will be recorded to reflect the fair value of any additional shares, if any, to be issued at the end of each reporting period and the excess of the option price over the estimated fair value of additional shares to be acquired. The amount of compensation expense related to these agreements in 2002 and 2001 was approximately €21,000 and €32,000, respectively, while in 2000 it was not material. The Company performed an impairment review in accordance with its policy described in Note 3, and as a result, recorded a non-cash impairment charge to goodwill related to TDL of € 154,021 in 2002.

          As of October 1, 2000, SEAT New owned 4.31% of Mondus Ltd. (Mondus), with a fair value of €11,076. During December 2000, the Company acquired an additional 42.13% of Mondus through the issuance of 44,344,611 ordinary shares for a total purchase price of € 164,425, including €1,192 of acquisition costs. Including the fair value of the 4.31% of Mondus previously owned by SEAT New, the Company’s cumulative purchase price of its investment totaled € 175,501. This investment is being accounted for under the equity method, with the amount of the purchase price in excess of the value of the Company’s ownership in the underlying net assets of Mondus of € 138,328, amortized over 7 years. The Company performed an impairment review in accordance with its policy described in Note 3, and as a result, recorded a non-cash impairment charge to its equity carrying value related to Mondus of € 128,418 in 2001. Mondus was subsequently sold in 2002 for €19,100. See Note 9 for additional information on the sale.

          During December 2000, the Company acquired 93.465% of Databank S.p.A. through the issuance of 11,402,738 ordinary shares for a total purchase price of € 46,980, including €563 of acquisition costs. The operations of Databank have been included in the consolidated financial statements from the date of acquisition. The transaction was accounted for as a purchase and the excess cost over the fair value of the identifiable tangible and intangible net assets acquired of € 29,887 was recorded as goodwill, which is being amortized over 10 years computed on the straight line method. The Company also provided the shareholders of the remaining 6.535% of Databank an option to put their shares to the Company from May 2001 through May 2004, at a price based on Databank’s future operating results.

          In addition, the Company acquired various percentages of other businesses through the payment of cash, each of which have been consolidated or included in the consolidated financial statements under the equity method from the date of acquisition. The acquisitions were accounted for under the purchase method of accounting with the aggregate purchase price of approximately € 121,173 in 2001 and €26,300 in 2000, allocated to the fair value of identifiable tangible and intangible net assets acquired. Goodwill, representing the excess of the purchase price over the fair value of net assets acquired, aggregating approximately € 80,450 in 2001 and €19,100 in 2000, has been recorded and is being amortized over 5 to 10 years computed using the straight line method.

          The pro forma unaudited results of operations for the years ended December 31, 2001 and 2000, assumes the purchases of SEAT New, Telegate, TDL, Consodata and HMC had been consummated as of January 1, 2000.

	(unaudited)
	2001	2000

Revenues	1,968,421	1,763,475
Loss before cumulative effect of an accounting change	(4,627,963)	(12,633,550)
Net loss	(4,625,667)	(12,633,550)
Net loss per share :
Ordinary	(0.41)	(1.94)
Savings	(0.41)	(1.94)

SEAT PAGINE GIALLE S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2002 and 2001

(All amounts in thousands of Euro, unless otherwise indicated)

5. Inventories

          Inventories consisted of the following at December 31:

	2002	2001

Raw materials	8,875	10,225
WIP and semi-finished goods	12,221	310
Finished goods	28,897	26,107

	49,993	36,642

6. Prepaid Expenses and Other Current Assets

          Prepaid expenses and other current assets consisted of the following at December 31:

	2002	2001

Advance payments to agents	65,231	52,018
Receivables from tax authorities	121,725	98,544
Prepaid expenses and costs	12,136	40,984
Advance payments to suppliers and publishers	11,748	17,259
Other current assets	35,651	32,982

	246,491	241,787

7. Property, Plant and Equipment

          Property, plant and equipment consisted of the following at December 31:

	2002	2001

Land and buildings	70,585	73,490
Machinery and equipment	109,718	119,714
Office furniture and equipment	9,959	16,880
Vehicles	1,151	1,555
Hardware and operating software	143,978	139,948
Other	7,205	4,475
Construction in progress	1,831	14,152

	344,428	370,214
Less accumulated depreciation	(183,765)	(163,288)

	160,663	206,926

8. Goodwill and Other Intangible Assets

          Goodwill and other intangible assets consisted of the following at December 31:

	2002	2001

Goodwill, net	3,197,305	9,176,513
Customer lists, net	3,145,207	3,466,585
Brand name, net	1,296,643	1,410,317
Other intangible assets
Agents network	5,682	5,682
Franchisee network	161,024	161,024
Trademarks	265,585	271,418
Software costs	87,132	78,214
Database	18,729	18,729
Patents and licenses	483,324	489,297
Software costs for projects in process and advances	19,310	9,710
Other intangible assets	61,943	75,582

	1,102,729	1,109,656
Less accumulated amortization	(387,694)	(307,663)

Total other intangible assets, net	715,035	801,993

Total intangible assets, net	5,156,885	5,678,895

SEAT PAGINE GIALLE S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2002 and 2001

(All amounts in thousands of Euro, unless otherwise indicated)

Over the next five successive years the amortization of intangibles by asset class is expected to be the following:

	Customer List	Brand Name	Other Intangibles

2003	320,766	105,977	131,452
2004	320,766	105,977	123,883
2005	320,766	105,977	102,391
2006	320,766	105,977	75,741
2007	320,766	105,977	75,741

     In June 2001, the FASB issued SFAS 142 effective for fiscal years beginning after December 15, 2001. SFAS 142 changed the accounting for goodwill from an amortization method to an impairment-only approach based on the supposition that goodwill is not a “wasting asset” that requires periodic cost allocation. Thus, amortization of goodwill, including goodwill recorded in past business combinations and amortization of intangibles with an indefinite life, ceased upon adoption of SFAS 142.

          SFAS 142 was adopted by the Company as of January 1, 2002 (except for acquisitions made subsequent to June 20, 2002), and required that goodwill no longer be amortized. As a result, a significant portion of the Company’s total intangibles, essentially related to goodwill, ceased allocating costs to the statement of operations on a periodic basis. Total amortization expense was € 552,522, € 1,727,216 and €589,277 in 2002, 2001 and 2000, respectively. Accumulated amortization of goodwill and intangible assets was € 2,534,431 and € 2,030,400 at December 31, 2002 and 2001, respectively.

     The Company’s 2001 and 2000 results of operations do not reflect the provisions of SFAS 142. Had the Group adopted SFAS 142 as of January 1, 2000, the net loss and basic and diluted net loss per ordinary share and savings share would have been the adjusted pro forma amounts indicated below:

	2001	2000

Net loss for the year	(4,502,274)	(10,886,364)
Net loss adjustment for amortization of goodwill	1,301,415	519,226
Adjusted net loss	(3,200,859)	(10,367,139)
Reported Basic and Diluted EPS per Ordinary Share	(0.40)	(1.68)
Reported Basic and Diluted EPS per Saving Share	(0.40)	(1.67)
Adjusted Basic and Diluted EPS per Ordinary Share	(0.29)	(1.60)
Adjusted Basic and Diluted EPS per Saving Share	(0.29)	(1.59)

     The Company completed the SFAS 142 transitional impairment test before June 30, 2002 and concluded that there was no impairment of goodwill at that time, as the fair value of its reporting unit exceeded their carrying amounts as of January 1, 2002. Therefore, the second step of the transitional impairment test required under SFAS 142 was not necessary.

     As required under SFAS 142, the Company performed its annual impairment test of goodwill at the end of 2002 at the reporting unit level. At December 31, 2002, the fair value of the reporting units within the Directories, Directory Assistance and Business Information segments were derived based on an assessment of recent trading multiples for other similar assets. This approach was used as, given the intent of Seat’s parent company, Telecom Italia, to sell their interest in these assets, the use of multiples for recent transactions for

SEAT PAGINE GIALLE S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2002 and 2001

(All amounts in thousands of Euro, unless otherwise indicated)

similar assets was considered more indicative of fair value than a discounted cash flow analysis. The remaining businesses were valued based on a combination of both multiples and the discounted cash flow method, with impairments identified at the reporting unit level. The Company identified that the fair value of the reporting units’ implied goodwill, after performing a hypothetical purchase price allocation, including intangibles, was €5,969,126 less than the carrying value, of which €638,190 related to businesses that are not expected to be spun-off as described in Note 22.

          A summary of the changes in the Company’s goodwill during the year ended December 31, 2002, by business segment is as follows:

		Directories		Office Products &	Professional	Business
	Directories	Assistance	Internet	Services	Publishing	Information	Television	Total

Balance at December 31, 2001	7,872,350	28,872	593,227	416,428	28,378	167,605	69,653	9,176,513
Impairment charges	(5,330,936)	—	(479,623)	(138,511)		(20,056)		(5,969,126)
Other	(10,522)	(3,840)	(6,830)		53	11,057		(10,082)

Balance at December 31, 2002	2,530,892	25,032	106,774	277,917	28,431	158,606	69,653	3,197,305

9. Investments in Affiliated Companies

The Company has numerous investments in unconsolidated affiliates as follows as of December 31:

2002	Method	Ownership	Carrying Value

ICOM Inc.	Equity	40.00%	6,951
TIGLIO I S.r.l	Cost	2.10%	10,613
TWICE SIM S.p.A	Cost	18.64%	1,694
Listing Service Solutions, Inc.	Cost	2.00%	1,672
Other	Equity	Various	1,478
Other	Cost	Various	785

			23,193

2001	Method	Ownership	Carrying Value

Mondus Limited	Equity	46.44%	18,000
Icom inc	Equity	40.00%	15,073
Roncadin Restaurants S.p.a	Equity	25.00%	2,100
Twice Sim S.p.a	Cost	18.64%	2,427
Other	Equity	Various	4,734
Other	Cost	Various	7,153

			49,487

          A buyback agreement was entered on March 15, 2002, whereby Mondus Ltd. acquired SEAT’s equity investment, equivalent to 46.4%, in Mondus Ltd. The agreement also provides for the transfer to SEAT of the 10% stake in the share capital that Mondus Ltd. holds in the company Giallo Market S.r.l. The carry value of the investment as of December 31, 2001 has been written down to € 18,000 reflecting the estimated fair value of consideration to be received under the agreement of € 19,100 less € 1,000 of related transaction costs

          The Company’s equity in net losses of its equity affiliates was € 26,168, € 81,747 and € 26,123 in 2002, 2001 and 2000, respectively. At December 31, 2002 2001 and 2000, the amount of consolidated

SEAT PAGINE GIALLE S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2002 and 2001

(All amounts in thousands of Euro, unless otherwise indicated)

accumulated deficit representing net losses of equity affiliates approximated € (107,915), € (107,870) and € (20,266).

               The Company has certain equity investments for which its recorded share of losses exceed its equity in the underlying net assets, and for which the Company has committed to contribute such excess to the related affiliate. The net accrual representing such excess losses is included in accrued expenses and other current liabilities (see Note 13). The above disclosures include the results of all equity affiliates of the Company. For investments recorded at cost, a fair value cannot be estimated at December 31, 2002 as none of these investments are publicly traded securities.

10. Short-term Bank Borrowings

          At December 31, 2002 and 2001, respectively, the Company had unsecured short-term lines of credit with banks, including bank overdraft facilities, providing borrowings up to approximately € 85,070 and € 73,381 of which € 48,923 and € 68,497 was advanced. The lines of credit bear various rates of interest, including both fixed and variable interest rates. At December 31, 2002 and 2001, the weighted-average interest rate was approximately 3.80% and 5.15% per annum, respectively. Amounts outstanding under these lines of credit are payable upon demand.

11. Long-term Debt

          Long-term debt consisted of the following at December 31:

	2002	2001

Floating rate notes due July 1, 2003, bearing interest at variable rate of 3 month Euribor plus 0.70% (4.133% and 5.070% at December 31, 2002 and 2001, respectively)	700,000	700,000
Fixed rate notes due July 1, 2005, bearing interest at 6.5%	303,040	303,734
Senior subordinated notes due October 15, 2009, bearing interest at 12.125%	119,995	125,906
Zero coupon notes through October 15, 2004, bearing interest at 15.50% thereafter through maturity of October 15, 2010	9,889	101,498
Floating rate notes due September 30, 2008, bearing interest at 3 month Libor plus 0.60% (7.71% at December 31, 2001)	—	14,370
Floating rate long term loan due October 16, 2005, bearing interest at 3 month Euribor plus 0.50% (3.933% and 4.206% at December 31, 2002 and 2001, respectively)	3,099	5,371
Secured borrowing in relation to Tiglio real estate project	47,591	—
Others	8,574	8,104

	1,192,188	1,258,983
Less current portion	(709,386)	(18,519)

	482,802	1,240,464

          The maturities of long-term debt over the next five years as of December 31, 2002 are as follows:

Year ended:
December 31, 2003	709,386
December 31, 2004	6,408
December 31, 2005	309,216
December 31, 2006	3,905
December 31, 2007	3,798
Thereafter	159,475

1,192,188

SEAT PAGINE GIALLE S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2002 and 2001

(All amounts in thousands of Euro, unless otherwise indicated)

          The floating and fixed rate notes (collectively, the Notes) were originally issued by SEAT New and were outstanding at the date of acquisition by the Company. The carrying amount of the fixed rate notes was adjusted to fair value at acquisition and the related discount of € 1,650 from the principal balance of € 300,000 is being amortized over the remaining term of the Notes. As of December 31, 2000 the unamortized balance of the discount was € 1,477. Remaining unamortized debt issuance costs at the date of acquisition were fully written off as part of the purchase price allocation. The Notes represent unsecured obligations of the Company and are listed on the Luxembourg Stock Exchange. Interest payments on the variable rate notes are due quarterly each January 1, April 1, July 1 and October 1. Interest payments on the fixed rate notes are due annually each July 1. Upon adoption of SFAS 133 on January 1, 2001, the debt was marked to fair market value. The difference between book value and fair value of € 6,514 was recorded as a liability and is being amortized over the life of the debt. The balance of the fair value adjustment at December 31, 2002 and 2001 was € 3,908 and € 5,211, respectively.

          The senior subordinated notes represent obligations of TDL which was acquired by the Company in December 2000. The notes have a nominal value of £ 70,000, which is equivalent to € 107,609 at December 31, 2002. These notes were adjusted to fair value as part of the Company’s purchase price allocation during 2000. The resulting premium of € 16,435 is being amortized over the life of the notes of which € 1,869 and € 1,869 was amortized during 2002 and 2001. The senior subordinated notes require semi-annual interest payments each April 15 and October 15. £ 69,250 (€ 106,457 at December 31, 2002) of the senior subordinated notes are registered in the United States under the US Securities Act of 1933, as amended. The notes may be repaid in advance beginning in 2004 at a price equal to 106.0625% of their nominal value.

          The zero coupon notes represent obligations of TDL, which was acquired by the Company in December 2000. The notes have a nominal value of $ 13,150, which is equivalent to € 13,785 at December 31, 2002 and were originally issued at 47.366% of their nominal value. These notes were adjusted to fair value as part of the Company’s purchase price allocation during 2000. The resulting discount of € 7,292 is being amortized over the remaining life of the notes, of which € 964 was amortized during 2002. The notes are zero coupon notes through October 15, 2004, at which time they convert to interest bearing at an annual rate of 15.50%. Subsequent to October 15, 2004, the notes require semi-annual interest payments each April 15 and October 15.

          The floating rate notes due through September 30, 2008 require principal and interest payments each March 31, June 30, September 30, December 31, with the interest rate adjusted quarterly.

          The Company has a number of interest rate swap and collar agreements, which partially modify the interest rate characteristics of the Notes and partially limit the Company’s exposure to variable interest rate risks by providing an interest rate cap and floor. With respect to the € 700,000 variable rate notes, the Company has an interest rate swap with a notional amount of € 700,000 and a maturity of July 1, 2003 under which the Company receives 3 month Euribor plus 0.70% and pays 3 month Euribor plus 0.017%. Additionally, the Company has an interest rate collar with a notional amount of € 700,000 and a maturity of July 1, 2003 under which the Company’s pays the difference between 5.8% and EURIBOR if the EURIBOR is below 3.99%. It receives the difference between EURIBOR and 5.8% if EURIBOR exceeds 5.8%.

          The Company has entered into a transaction under which it has sold approximately €48,553 of real estate assets to a special purpose entity called Tiglio and then leased the assets back under a 6 year by 6 year lease. A portion of this transaction did not qualify for sale leaseback accounting under SFAS 98, Accounting for Sale-Leaseback Transactions; therefore, the real estate assets have not been deconsolidated and the future lease payments are considered debt. The Company received approximately €53,064 in cash from Tiglio offset by its purchase of 2% of Tiglio for €10,613 and its loan to Tiglio of €2,663. The debt will be paid back over the life of the lease term.

          With respect to the fixed rate notes, the Company has two interest rate swaps with a combined notional amount of € 200,000 and a maturity of July 1, 2005 under which the Company receives 6.5% and pays 3 month Euribor plus 1.07%. The Company has an additional interest rate swap with a notional amount of € 100,000 and a maturity of July 1, 2005 under which the Company receives 6.5% and pays 3 month Euribor plus 1.11%.

SEAT PAGINE GIALLE S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2002 and 2001

(All amounts in thousands of Euro, unless otherwise indicated)

Additionally, the Company has two interest rate swap with a combined notional amount of € 300,000 and a maturity of July 1, 2005, under which the Company receives Euribor flat and pays fixed rates of 5.255% and 5.1575% respectively.

          The fair value of the interest rate swap and collar agreements at the date of the Company’s acquisition in 2000 of SEAT New of € 7,592 has been recorded as other non-current assets and is being amortized over the contractual terms of each such agreement through December 31, 2000. Total amortization of € 816 was recorded as additional interest expense during 2000. As of January 1, 2001, the Company adopted SFAS 133, as described in the company’s accounting policies related to derivative financial information. The difference between the carrying value and the fair value of the interest rates swaps and collars at the date of adoption was recorded as a charge to other comprehensive income of € 6,885, net of € 3,873 tax and is being amortized over the life of the related derivative instrument. The gross fair value of these swaps and collars at December 31, 2002 and 2001 is recorded in either other non-current assets or other non-current liabilities, with the change in fair value of € 10,967 and €17,756 for the year ended December 31, 2002 and 2001, respectively, recorded in other income.

12. Income Taxes

          For the four months ended April 30, 2000 the Company was not a separate legal entity. The results of the business were included in the tax returns of other legal entities within the Telecom Italia group. The Company generated substantial tax losses from inception through May 1, 2000, and accordingly, the resulting net deferred tax asset was fully reserved, and no tax benefit was recognized in the accompanying financial statements. The tax effect and related disclosures of separate legal entities within the Company during these periods was not material, and therefore the disclosures below only reflect those related to the period from May 1, 2000. The net deferred tax asset derived from the difference between the carrying value and tax bases of the assets and liabilities of the unincorporated business as of May 1, 2000 was fully reserved at the date of legal formation of the Company. No tax losses generated by the unincorporated business through the date of legal formation were contributed to Tin.it.

          The Company’s income tax benefit consisted of the following for the year ended December 31:

	2002	2001	2000

Provision for income taxes:
Current expense	(40,258)	(47,511)	(16,971)
Deferred benefit	309,250	292,817	175,306

Total income tax benefit	268,992	245,306	158,335

          The reconciliation between the Italian statutory tax rate and the effective consolidated tax rate for the year ended December 31 is as follows:

	2002	2001	2000

Tax benefit at the Italian statutory rate of 40,25% in 2002 and 2001	2,532,831	1,938,509	4,557,975
Effects of different tax rates:
Tax benefit of reduced tax rate on disposal of assets	—	—	1,112
Tax rate impact of dual income tax provision	—	(1,076)	(1,681)
Increase in valuation allowance	(77,295)	(174,490)	(9,872)
Goodwill amortization and write-down	(2,278,943)	(1,453,581)	(4,425,023)
Non-taxable stock compensation benefit	13,678	3,131	2,050
Effects of different tax rates for foreign subsidiaries	(4,622)	(5,816)	—
Other Non-deductible expenses:
For IRPEG	(95)	(18,011)	(6,087)
For IRAP (primarily payroll and interest expense)	(30,826)	(51,020)	(13,758)
Change in tax rate	114,264	—	53,619
Other	—	7,660	—

Income tax benefit	268,992	245,306	158,335

Effective tax rate	4.27%	5.09%	1.43%

SEAT PAGINE GIALLE S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2002 and 2001

(All amounts in thousands of Euro, unless otherwise indicated)

          The Italian statutory tax rate for 2002 and 2001 was 40.25% consisting of a 36% national corporate income tax rate (“IRPEG”) and a 4.25% Regional Tax on Productive Activities (“IRAP”). A new tax law was enacted in December 2002 that will have the effect of reducing the IRPEG tax rate from 36% to 34% from January 1, 2003.

          Principal items comprising the deferred income tax assets (liabilities) as of December 31 were as follows:

	2002	2001

Deferred tax assets:
Allowance for doubtful accounts	37,164	39,299
Accrual for contractual and other risks	10,954	8,298
Accrual for commercial risks	5,444	7,630
Provision for losses of subsidiaries	60,686	67,150
Net operating loss carryforwards	304,176	191,895
Financial instruments	3,233	31,797
Other	21,666	25,801

Total gross deferred tax assets	443,323	371,870
Valuation allowance	(277,061)	(192,747)

	166,262	179,123
Deferred tax liabilities:
Gain on disposal of assets	—	(5,373)
Intangible assets	(1,929,304)	(2,228,008)
Property plant and equipment	(3,024)	(319)
Unearned stock option compensation	—	(7,751)
Other	7,750	(7,293)

	(1,924,578)	(2,248,744)

Net deferred tax liability	(1,758,316)	(2,069,621)

Deferred income tax assets	126,526	127,305
Deferred income tax liabilities	(1,884,842)	(2,196,926)

Net deferred tax liability	(1,758,316)	(2,069,621)

          The valuation allowance at December 31, 2002 and 2001, relates to net operating loss carryforwards of approximately € 917,870 and € 518,215, respectively, and other temporary differences related to the operations of subsidiaries acquired during 2002 and 2001, the recovery of which is not considered more likely than not. The valuation allowance of €277,061 was provided against net operating loss carry forwards pertaining to Italian and foreign subsidiaries. The net operating loss carry forwards relating to Italian subsidiaries of approximately € 721,520 of which approximately € 34,152 expires in 2003, € 42,110 in 2004, € 46,056 in 2005, € 166,428 in 2006, € 345,813 in 2007 and € 86,961 with an unlimited expiration. In addition, the operating loss net carry forwards pertaining to foreign subsidiaries aggregating approximately € 93,365.

          In addition to the NOL’s that have been provided for described above, at December 31, 2002, the Company has net operating loss carry forwards in Italy aggregating approximately € 102,985 of which approximately € 1,524 expires in 2004, € 1,771 in 2005, € 1,512 in 2006, € 74,288 in 2007 and € 23,890 with an unlimited expiration. No valuation allowance has been provided for in regards to these NOLs as the Company considers them more likely than not to be recoverable.

13. Accrued Expenses and Other Current Liabilities

          Accrued expenses and other current liabilities consisted of the following at December 31:

SEAT PAGINE GIALLE S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2002 and 2001

(All amounts in thousands of Euro, unless otherwise indicated)

	2002	2001

Accrual for commercial risks for publication errors	15,925	19,023
Accrual for losses in equity investments in excess of equity in net assets of such entities	7,556	23,461
Withholdings and accruals for social security contributions	16,206	15,812
Accrued payroll	49,594	41,671
Withheld payroll taxes and other taxes payable	28,425	45,805
Subscribed share capital not paid	—	41,990
Purchase liabilities under put and call options and deferred compensation	35,549	38,028
Advances from customers	21,592	21,867
Accrual for interest expense	18,964	13,787
Other accrued expenses and current liabilities	8,462	48,233

	202,273	309,677

          The accrual for losses in equity investments in excess of equity in net assets of such entities is comprised of the following as of December 31, (see Note 9):

2002	Ownership	Carrying Value

SCS	100.00%	(1,291)
Emax Trade	100.00%	(2,396)
Others	Various	(3,869)

		(7,556)

2001	Ownership	Carrying Value

Viasat	50.00%	(5,865)
TDL Belgium	49.60%	(5,114)
Others	Various	(12,482)

		(23,461)

14. Employee Benefit Plans

          Termination Indemnities

          The liability for termination indemnities relates to the employees of the Company’s Italian operations. In accordance with Italian severance pay statutes, an employee benefit is accrued for service to date and is payable immediately upon separation. The termination indemnity liability is calculated in accordance with local civil and labor laws based on each employee’s length of service, employment category and remuneration. The termination liability is adjusted annually by a cost-of-living index provided by the Italian Government. There is no vesting period or funding requirement associated with the liability. The liability recorded in the balance sheet is the amount that the employee would be entitled to, immediately upon separation. The related charge to earnings was € 11,156, € 10,901 and € 2,775 for the years ended December 31, 2002, 2001 and 2000, respectively.

          Pension Plan

          As described in Note 4, during December 2000, the Company acquired 99.6% of TDL. A wholly owned subsidiary of TDL sponsors a contributory defined benefit pension plan covering substantially all employees of the related subsidiary. Benefits under the plan are based on participants’ years of service and level of compensation.

          As of December 31, 2002 and 2001, the funded status and amounts recognized in the consolidated balance sheet for the plan were as follows:

	December 31, 2002	December 31, 2001

Projected benefit obligation	(57,324)	(53,918)
Fair value of plan assets	34,271	44,311

Pension (liability) asset	(23,053)	(9,607)

SEAT PAGINE GIALLE S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2002 and 2001

(All amounts in thousands of Euro, unless otherwise indicated)

          The changes in the projected benefit obligation for the year ended December 31, 2002 and 2001 were as follows:

	December 31, 2002	December 31, 2001

Benefit obligation at beginning of period	53,919	47,453
Service cost	3,480	3,556
Interest cost	2,925	2,800
Contributions by plan participants	1,341	1,298
Foreign currency exchange rate changes	(3,481)	1,216
Actuarial gain	447	(942)
Benefits paid	(1,307)	(1,463)

Benefit obligation at end of period	57,324	53,918

          The changes in the fair value of the plan assets for the year ended December 31, 2002 and 2001 were as follows:

	December 31, 2002	December 31, 2001

Fair value of plan assets at beginning of period	44,310	48,793
Actual return on plan assets	(8,656)	(5,569)
Contributions by plan participants	2,785	1,298
Foreign currency exchange rate changes	(2,861)	1,252
Benefits paid	(1,307)	(1,463)

Fair value of plan assets at end of period	34,271	44,311

          The funded status of the plan for the year ended December 31, 2002 and 2001 is as follows:

	December 31, 2002	December 31, 2001

Funded status	(23,053)	(9,607)
Unrecognized actuarial loss	22,366	11,236

Pension balance	(687)	1,629
Provision for shortfall against accrued benefit obligations	(17,454)	(5,267)

Net pension liability at end of period	(18,141)	(3,638)

          The net periodic cost for the year ended December 31, 2002 and 2001 is as follows:

	December 31, 2002	December 31, 2001

Service cost	3,480	3,556
Interest cost	2,925	2,800
Expected return on plan assets	(3,142)	(3,754)
Net amortization	390	2,602

Net periodic cost	3,653	2,602

SEAT PAGINE GIALLE S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2002 and 2001

(All amounts in thousands of Euro, unless otherwise indicated)

          The net pension liability is included in other non-current liability in the accompanying consolidated balance sheet at December 31, 2002 and 2001. Assumptions used to determine pension obligation for the defined benefit plan were:

	December 31, 2002	December 31, 2001

Discount rate	5.6%	5.8%
Rate of return on assets	7.6%	7.6%
Salary growth	3.8%	4.5%

15. Other Non-Current Liabilities

          Other non-current liabilities consisted of the following at December 31:

	2002	2001

Accrual for contractual and other risks	113,327	57,553
Termination indemnities for sale agents	17,526	15,898
Substitute tax on gain on disposal of assets	4,490	11,974
Derivatives liability	29,056	38,295
Other	22,227	21,721

	186,626	145,441

16. Shareholders’ Equity

          Reverse Acquisition: - As described in Notes 1 and 4, the acquisition of Tin.it by SEAT in 2000 has been accounted for as a reverse acquisition of SEAT by Tin.it. In accordance with reverse acquisition accounting, the 5,091,326,196 ordinary shares of SEAT issued in the reverse acquisition have been treated as if they were outstanding for all periods presented.

           Ordinary Shares: - The share capital of the Company is stated at €0.03 per share and as of December 31, 2002 and 2001 was fully paid in. During 2001, the Company converted the par value of its ordinary shares from Lit. 50 per share to €0.03 per share during Italy’s conversion to the Euro. This conversion had no effect on total equity. The shareholders of the ordinary shares have voting rights.

          Savings Shares: - The share capital of such shares was stated at €0.03 per share and as of December 31, 2002 and 2001 was fully paid in. During 2001, the Company converted the par value of its ordinary shares from Lit. 50 per share to €0.03 per share during Italy’s conversion to the Euro. The shareholders of the savings shares do not have voting rights. In accordance with Italian law and the Company’s by-laws such shares have the following characteristics: (i) they are preferred in the distribution of dividends up to 5 percent of the nominal value of all shares issued; (ii) thereafter they must be allocated dividends of an amount being at least two percent higher than the par value in comparison to dividends allocated to ordinary shares; (iii) if dividends cannot be distributed as described in (i) and (ii) in any fiscal year, the unpaid amount accrues to the following two fiscal years; (iv) they have the same rights as other shares in the distribution of reserves; (v) should a capital reduction become necessary due to losses, the nominal value of the savings shares is reduced by an amount equal to the amount of the loss exceeding the nominal value of all the other shares; and (vi) in the liquidation of assets they rank prior to other categories of shares for the full nominal value.

          During December 2000, the Company initiated a public offer in Italy for the conversion of its savings shares into ordinary shares. The public offer was initiated on December 6, 2000 and ended December 21, 2000. Holders of savings shares were required to pay 1,723.3 lire (€ 0.89) per share and were allowed to convert savings shares to ordinary shares on a one-for-one basis. At December 31, 2000, the Company had received proceeds of € 1,119,977, net of €2,423 issuance costs, which have been classified as additional paid in capital in shareholders’ equity. On January 2, 2001 the Company issued 1,261,108,452 ordinary shares and an equal number of savings shares were cancelled. As of December 31, 2002, the company had a total of 187,689,368 of savings shares outstanding.

SEAT PAGINE GIALLE S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2002 and 2001

(All amounts in thousands of Euro, unless otherwise indicated)

          Italian law requires that 5% of a company’s net income be retained as a legal reserve, until such reserve equals 20% of share capital. Included in retained earnings are legal reserves of €30,059 and €30,059 at December 31, 2002 and 2001, respectively, pertaining to the group’s Italian companies. This reserve is not available for distribution.

          Stock options

          1999 Stock Option Plan

          The Company grants stock options to employees under a Stock Option Plan and accounts for these stock option grants in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Accordingly, the Company, (i) recognizes compensation expense over the period the employee performs the service measured by the difference between the fair value of the shares on the measurement date and the stock option exercise price and (ii) records the sum of the compensation accrued in addition to the cash paid by the employees as consideration for the stock issued in connection with the exercise of the stock option.

          Prior to the Transaction (as defined in Note 1), no stock options were granted by the Company; however, SEAT New had previously granted stock options to employees, a portion of which were unexercised at the date of the Transaction. Even though SEAT New is considered the acquiree for accounting purposes, as it was the legal acquiror, the outstanding options existing at the date of the Transaction continue to be outstanding subsequent to the Transaction. As discussed in Note 4, the fair value of outstanding options issued by SEAT New prior to the Transaction have been included in the determination of its purchase price. For unvested options outstanding at the effective date of the Transaction, the excess of the quoted market price of the underlying shares over the option price at the date of acquisition of €56,123 has been recorded as unearned compensation and is being amortized to compensation expense over the remaining service period.

          The following table summarizes the 1999 Plan stock option activity:

			Weighted
	Shares under	Exercise Price	Average Exercise
	options	Range	Price

Options outstanding upon acquisition of SEAT New	28,114,596	0.03 – 3.53	0.19
Granted	—	—	—
Exercised	(1,577,664)	0.03	0.03
Forfeited	—	—	—
Conversion of savings to ordinary shares	(2,211,411)	0.03 – 3.53	0.17

Balance at December 31, 2000	24,325,521	0.26 – 3.53	0.20
Granted	—	—	—
Exercised	(5,246,835)	0.03	0.03
Forfeited	(2,386,032)	0.03 – 3.53	1.87

Balance at December 31, 2001	16,692,654	0.03	0.03
Granted	—	—	—
Exercised	—	—	—
Forfeited	(5,967,522)	0.03	0.03

Balance at December 31, 2002	10,725,132	0.03	0.03

          Under the terms of the Company’s incentive stock option plan, certain key employees identified by the Board of Directors and executive management are eligible to participate in the plan. Options granted under the plan have an exercise price determined by the Board of Directors and executive management in accordance with the plan. The duration of the plan is five years. Options granted under the plan vest only upon the achievement of certain financial objectives as established by the Board of Directors and executive management, and the date for final subscription and payment is established at the discretion of the Board of Directors. As the vesting of the options is dependent on the achievement of defined financial objectives, the plan is considered to be variable. Accordingly, changes in the quoted market price of the underlying stock from the grant date to the date at which the final number of shares to be granted is determined is recorded as an adjustment to compensation expense over the related service period.

SEAT PAGINE GIALLE S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2002 and 2001

(All amounts in thousands of Euro, unless otherwise indicated)

          The net effect of the amortization of unearned compensation recorded at the date of acquisition of SEAT New and changes in the quoted market price from the acquisition date, resulted in the recognition € 2,236, € 7,307 and € 166 of compensation expense in the Company’s statement of operations for the year ended December 31, 2002, 2001 and 2000 respectively.

          The Company initially granted employees the option to subscribe to 26 ordinary shares and 10 savings shares per option. In conjunction with the Company’s conversion of savings into ordinary shares, the Company resolved to convert options for savings shares into ordinary shares at a ratio of 7 ordinary shares for each 10 savings shares.

          As of December 31, 2002, no granted options were vested and exercisable. Options for 29,995,881 ordinary shares were available for future grant under the plan at December 31, 2002.

Shares under Options Outstanding				Options Exercisable

Weighted-Average
Exercise	Number	Remaining	Weighted-Average	Number	Weighted-Average
Price	Outstanding	Contractual Life	Exercise Price	Exercisable	Exercise Price

0.03	10,725,132	0.3 years	0.03	—	—

          SFAS 123, “Accounting for Stock-Based Compensation” requires that when APB Opinion 25 is applied in computing compensation cost of stock based compensation that pro forma information as to net income and earnings per share be presented as if the Company had accounted for its employee stock based compensation in accordance with SFAS 123.

          The fair value of each stock option granted was estimated on the date of acquisition of SEAT New using the Black Scholes option pricing model with the following weighted average assumptions:

Employee stock options	2000

Expected life of options	1.66	years
Risk free interest rate		5.14%
Volatility		.88
Dividend yield		0.02%

          The weighted average estimated fair value of options outstanding at date of acquisition of SEAT New amounted to € 2.73.

          2001 Stock Option Plan

          In January 2001, the Company approved the 2001 Stock Option Plan (“2001 Plan”) authorizing the issuance of stock options up to 127,000,000 ordinary shares to certain employees of the Company. The 2001 Plan provides for the allocation of options in three annual installments following attainment of Company and personal objectives according to the guidelines as defined in the 2001 Plan. The exercise price of stock options granted under the 2001 Plan will approximate the fair market value on the grant date. The 2001 Plan expires on December 31, 2008.

          The following table summarizes stock option activity:

			Weighted
	Shares under	Exercise Price	Average Exercise
	Options	Range	Price

Balance at December 31, 2000	—	—	—

Granted	97,056,926	1.22	1.22
Exercised	—	—	—
Forfeited	(32,052,927)	1.22	1.22

SEAT PAGINE GIALLE S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2002 and 2001

(All amounts in thousands of Euro, unless otherwise indicated)

			Weighted
	Shares under	Exercise Price	Average Exercise
	Options	Range	Price

Balance at December 31, 2001	65,003,999	1.22	1.22

Granted	—
Exercised	—
Forfeited	(20,334,023)	1.22	1.22

Balance at December 31, 2002	44,669,976	1.22	1.22

          No compensation expense was recognized during 2002 or 2001 for options granted related to the 2001 Plan as the Company’s stock price was below the exercise price at December 31, 2001.

          As of December 31, 2002, options granted which were vested and exercisable were 32,456,451 ordinary shares. Options for 82,330,034 ordinary shares were available for future grant under the plan at December 31, 2002. The weighted-average remaining contractual life was 3.8 years at December 31, 2002.

          The fair value of each stock option granted was estimated on the grant date using the Black Scholes option pricing model with the following weighted average assumptions:

Employee stock options	2001

Expected life of options	2 years
Risk free interest rate	4.60%
Volatility	.84
Dividend yield	0.00%

          The weighted average estimated fair value of options granted during 2001 amounted to € 0.55.

          Top Plan and Key People Stock Option Plans

          The Board of Directors on May 17, 2002 approved the implementation of two new stock option plans, offered to directors and employees who hold “key” positions in the group due to their particular responsibility and/or skills.

          The Top Plan and the Key People Plan provide for the allocation of options in three annual installments. The exercise price of stock options granted under the new Plans will approximate the fair market value on the grant date. Both plans expire on May 31, 2008.

          All the options of the aforementioned new stock option plans are exercisable at a price of Euro 0.8532 (equal to the market value of the share at the date of May 17, 2002).

          The Top Plan resulted in the allocation of 1,500,000 options, reserved for the Managing Director of the Company, of which on May 17, 2002 the Board of Directors resolved to increase the share capital by payment at a maximum par value of Euro 45,000.00, by the issue of maximum 1,500,000 ordinary shares with a par value of Euro 0.03 each, cum coupon.

          The following table summarizes stock option activity:

Weighted
	Shares under	Exercise Price	Average Exercise
	options	Range	Price

Balance at December 31, 2001	—	—	—
Granted	1,500,000	0.85	0.85
Exercised	—	—	—
Forfeited	—	—	—

Balance at December 31, 2002	1,500,000	0.85	0.85

SEAT PAGINE GIALLE S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2002 and 2001

(All amounts in thousands of Euro, unless otherwise indicated)

          No compensation expense was recognized during 2002 for options granted related to the Top Plan as the Company’s stock price was below the exercise price at December 31, 2002.

          The Key People Plan on the other hand led to the allocation of 46,400,000 options, of which 2,500,000 reserved for “B” Beneficiaries and 43,900,000 reserved for “C” Beneficiaries.

          The following table summarizes stock option activity:

			Weighted
	Shares under	Exercise Price	Average Exercise
	options	Range	Price

Balance at December 31, 2001
Granted	46,400,000	0.85	0.85
Exercised	—	—	—
Forfeited	—	—	—

Balance at December 31, 2002	46,400,000	0.85	0.85

          No compensation expense was recognized during 2002 for options granted related to the Key People Plan as the Company’s stock price was below the exercise price at December 31, 2002.

          The fair value of each stock option granted under the two new plans was estimated on the grant date using the Cox-Ross-Rubenstein option pricing model with the following weighted average assumptions:

Employee stock options	2002

Expected life of options	2.96	years
Risk free interest rate	4.74%
Volatility	.51
Dividend yield	0.00%

          The weighted average estimated fair value of options granted during 2002 amounted to € 0.46.

          Prior to 2002, the Group had used the Black-Scholes option pricing model to estimate the fair value of stock options granted to employees. Starting in 2002, the Group revisited the use of the Black-Scholes option-pricing model and concluded that certain other option-pricing models, in particular binomial models, were better adapted to capturing the complexity of the fair value of these options. Therefore, effective January 1, 2002, the Group adopted the Cox-Ross-Rubenstein (“CRR”) binomial model for estimating the fair value of employee stock options. The CRR model uses a binomial tree to assess the probabilities that the price of the underlying stock might follow over the life of the option.

          In contrast to the Black-Scholes model, the CRR model takes into account possible future stock prices at specified times between the grant date and the option maturity. An additional strength of the CRR model is that it is specifically designed to value options that can be exercised at any time (so called “American” options), as opposed to those that can only be exercised at the end of their maturity (so called “European” options). The CRR model also has the flexibility to incorporate assumptions related to the payment level of future dividends. The CRR model was designed for these types of options, therefore it provides more useful fair value information.

          The Black Scholes option valuation model, which was by Seat used prior to 2002, was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because of the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion the existing models do not necessarily provide a reliable single measure of the fair value of the employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the service period, which approximates the vesting period.

SEAT PAGINE GIALLE S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2002 and 2001

(All amounts in thousands of Euro, unless otherwise indicated)

          Telegate Stock Option Plan

          As described in Note 4, during November 2000, the Company acquired 51.37% of Telegate GmbH and the remaining 48.63% in April 2001. Telegate AG, a majority owned subsidiary of Telegate GmbH had, at the date of each acquisition, 200,000 shares of its common stock reserved under its 1999 stock option plan. Under the terms of the plan, options are awarded to selected executives and other key employees at exercise prices not less than the fair market value of the common stock at the date of grant. The stock options vest over a two year period, contingent upon increases in the quoted share price of Telegate AG compared to various industry indices. As the vesting of the options is dependent on the achievement of defined objectives, the plan is considered to be variable. Accordingly, changes in the quoted market price of the underlying stock from the acquisition date to the date at which the final number of shares to be granted is recorded as an adjustment to compensation expense over the related service period.

          The following table summarizes stock option activity:

	Shares	Weighted Average
	under options	Exercise Price

Outstanding at December 31, 2000	26,875	55.36
Granted	9,640	69.33
Exercised	—	—
Forfeited	(1,690)	92.03

Outstanding at December 31, 2001	34,825	57.45

Granted	36,110	2.62
Exercised	(18,055)	56.29
Forfeited	(13,045)	59.38

Outstanding at December 31, 2002	39,835	5.89

          At December 31, 2001, there are no stock options exercisable. The following table summarizes the related stock options outstanding at December 31, 2002.

Options Outstanding				Options Exercisable

		Weighted-Average
Exercise	Number	Remaining	Weighted-Average	Number	Weighted-Average
Price	Outstanding	Contractual Life	Exercise Price	Exercisable	Exercise Price

27.00	2,990	0.3 years	27.00	—	—
114.22	185	1.4 years	114.22	—	—
69.33	550	2.2 years	69.33	—	—
2.62	36,110	3.6 years	2.62	—	—

          The fair value of each stock option were estimated on the grant dates using the Black Scholes option pricing model with the following weighted average assumptions:

Employee stock options	2002		2001

Expected life of options	2.25	years	2.25	years
Risk free interest rate	4.5%		4.5%
Volatility	123.4%		95.5%
Dividend yield	—		—

          The weighted average estimated fair value of options granted during the years ended December 31, 2002 and 2001 were €1.51 and €19.62, respectively

17. Net loss per share

SEAT PAGINE GIALLE S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2002 and 2001

(All amounts in thousands of Euro, unless otherwise indicated)

          The following table sets forth the computation of basic and diluted loss per share:

	2002		2001		2000

	Ordinary	Savings	Ordinary	Savings	Ordinary	Savings

Numerator:
Numerator for basic loss per share	(5,860,530)	(98,099)	(4,424,464)	(77,810)	(10,281,878)	(604,486)
Denominator:
Denominator for basic and diluted loss per share — weighted average shares (millions)	11,185	188	11,001	194	6,135	361
Net loss per share	(0.52)	(0.52)	(0.40)	(0.40)	(1.68)	(1.67)

          In computing diluted loss per share, 103,295,108, 81,696,653 and 24,325,521 ordinary share equivalents for performance stock options were excluded for the year ended December 31, 2002, 2001 and 2000, respectively, from the diluted loss per share computation because their effect would have been anti-dilutive.

18. Related parties transactions

          Transactions with related companies are as follows:

	2002	2001	2000

Revenues:
Sales and services revenues	93,881	80,395	165,042
Interest income	11,799	27,280	1,047
Costs and expenses:
Costs of external services	84,488	95,286	191,152
Other operating expenses	5,982	173	841

	December 31,	December 31,
	2002	2001

Assets:
Accounts receivable: parent company	571,321	471,307
Accounts receivable: affiliated companies	11,455	20,332

Total Assets	582,776	491,639

Liabilities:
Accounts payable: parent company	50,517	60,169
Accounts payable: affiliated companies	8,312	19,802
Short-term borrowings: affiliated companies	161,018	106,057

Total liabilities	219,847	186,028

          During 2002 and 2001, the Company recorded revenue from parent company of € 52,248 and € 58,274, respectively, for telephone traffic, € 20,889 and € 18,410, respectively, for revenues generated by internet use; € 2,195 and € 2,009 for advertising on yellow pages in 2002 and 2001, respectively; € 9,369 for advertising on “Pronto Pagine Gialle” in 2002. In connection with the legal formation of the Company, Telecom Italia contributed its ownership of the Italian White Pages to the Company, including the assignment of its contracts with SEAT New relating to the production of and advertising in the White Pages in Italy. Under the terms of the contracts, prior to the acquisition of SEAT New, the Company paid SEAT for the production and printing of the White Pages and received advertisement royalties from SEAT New. Subsequent to the acquisition of SEAT New, these revenues and expenses and have been eliminated in consolidation. Prior to the acquisition of SEAT New in 2000, the Company recorded advertising royalties from SEAT New of €106,743 and production and printing expenses to SEAT New of € 66,590.

SEAT PAGINE GIALLE S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2002 and 2001

(All amounts in thousands of Euro, unless otherwise indicated)

          Costs due to the use of Telecom Italia’s interbusiness network for connection to the Internet in 2002, 2001 and 2000 were € 45,943, € 40,888, € 80,560, respectively. Costs related to other services provided by Telecom Italia were € 17,085 and € 16,357 during 2002 and 2001, respectively: they include costs for employees (€ 4,369 in 2002), telephone subscriptions (€ 6,137) and rental costs (€ 1,978). Costs related to other services provided by other subsidiaries of parent company and other related parties were € 21,460 and € 37,994 in 2002 and 2001 respectively: they include € 6,025 for services rendered by TIM (Telecom Italia Mobile S.p.A.), € 5,591 for internet subscriptions made by Saritel, and € 2,422 for products sold by Olivetti Lexikon.

          At December 31, 2002 and 2001, accounts receivable from parent company include € 529,249 and €380,600, respectively, of short-term advances to Telecom Italia S.p.A., with due dates between seven days and six months, bearing interest at variable rates. Furthermore the Company has trade receivables from Telecom Italia for € 42,072 and € 52,699, of which € 23,071 and € 34,981 related to internet telephone traffic fees for 2002 and 2001 respectively.

          Accounts receivable from affiliated companies at December 31, 2001 consisted primarily of short-term advances of € 5,623 to Viasat S.p.A. and € 6,596 to Softe, while at December 31, 2002, they are reduced to zero because Viasat S.p.A. has been sold.

          Accounts payable to parent company at December 31, 2002 are related to services provided by Telecom Italia to the Company for € 46,219. At December 31, 2001, accounts payable to parent company are primarily related to services provided by Telecom Italia to the Company for € 59,186.

          Accounts payable to affiliated companies at December 31, 2001 are primarily related to various services provided by Saritel to Tin.it for € 7,705 and by Netikos S.p.A. to Seat for € 4,207, while at December 31, 2002 they are primarily related to various services provided by Tinweb S.p.A. for €4,628 and by Giallo Market for €3,096.

          Short-term borrowing from affiliated companies at December 31, 2002 consists of credits from Telecom Italia Finance S.A. to TDL and Consodata for € 161,018. Short-term borrowing from affiliated companies at December 31, 2001 consists of a revolving credit facility from Sogerim, a wholly owned subsidiary of Telecom Italia, to TDL for € 80,108 and to Consodata of € 25,949.

19. Commitments and contingencies

          Leases

          The Company leases buildings, automobiles, and other minor fixed assets including office equipment under various operating lease agreements. Commitments for minimum rentals under noncancellable operating leases for the next five years and thereafter are as follows:

2003	25,577
2004	23,343
2005	20,485
2006	17,935
2007	7,169
Thereafter	3,841

Total minimum lease payments	98,350

Rent expense for operating leases for the year ended December 31, 2002, 2001 and 2000 amounted to approximately €45,113, €45,664 and €4,580, respectively.

          Commitments

          As of December 31, 2002 and 2001 the Company has purchase commitments for paper and distribution of directories through 2003, of approximately € 118,150 and € 113,453, respectively, of which approximately €

SEAT PAGINE GIALLE S.p.A
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2002 and 2001

(All amounts in thousands of Euro, unless otherwise indicated)

63,781 and € 40,399 is expected to be expended in 2003 and 2004, respectively. Additionally, the Company has an agreement with ILTE, under which ILTE provides printing services to the Company for inflation indexed prices through 2003 of approximately € 104,900 of which € 52,600 and € 53,300 are expected to be expended in 2003 and 2004, respectively. The price terms under the printing services agreements will be renegotiated from 2003 to 2007.

          The Company also has commitments outstanding for capital expenditures under purchase orders and contracts amounting to €8,904 at December 31, 2002, of which €4,471 and €4,250, are expected to be expended in 2003 and 2004, respectively.

          The Company has entered into contracts for marketing and EDP services with total future minimum payments under non-cancelable contracts with initial terms of one year of more totaling €5,951 at December 31, 2002. Approximately €5,672 and €1,086 of the future minimum payments are due in 2003 and 2004, respectively, with the remaining commitment due thereafter.

          As of December 31, 2002, the Company has given guarantees on behalf of affiliated companies and other third parties for their borrowings and other obligations, of € 37,558.

          During 2001, Giallo Professional Publishing (“GPP”), a 100% owned subsidiary of the Company, purchased 65% of Gruppo Editoriale JCE S.p.A. (“JCE”) and has entered into an agreement to acquire the remaining 35% of JCE. The Company and JCE have corresponding put and call options based upon a multiple of the average financial results of JCE, as defined, for the years ended December 31, 2001, 2002 and 2003. The options are exercisable during September 2003 and must be exercised 90 days after the approval of the JCE 2003 financial results.

          During 2001, GPP also purchased 60% of Gruppo Editoriale Faenze Editrice S.p.A. (“GEFE”) and has entered into an agreement to acquire the remaining 40% of GEFE. The Company and GEFE have corresponding put and call options based upon a multiple of the average financial results of GEFE, as defined, for the years ended December 31, 2001, 2002 and 2003. The options are exercisable during September 2003 and must be exercised 90 days after the approval of the 2003 GEFE financial results.

          During December 2000, the Company acquired 99.6% of TDL Infomedia Ltd. (“TDL”) and has an option to acquire the remaining 0.4% of TDL beginning in 2002 at a price to be determined based on a multiple of the operating results of TDL during 2001 through 2003, up to a maximum purchase price of €120,172. During 2002, the Company purchased 0.1% of TDL for a total of €7,417 as called for in the aforementioned agreements and has one-third of the original 0.4% still to purchase.

          During December 2000, the Company acquired 93.465% of Databank S.p.A. The Company provided the shareholders of the remaining 6.535% of Databank an option to put their shares to the Company from May 2001 through May 2004, at a price based on Databank’s future operating results. The company has a corresponding call option during this same period.

          The Company entered into numerous other call options and/or put options with companies of which it does not own 100%. These agreements may either allow SEAT to purchase additional shares or require SEAT to purchase additional shares based upon a pre-determined formula. The exercise of these agreements may be dependent upon events that are outside of the control of the Company and the seller. Some of these agreements include pre-determined floor and/or ceilings for the price that SEAT would pay. The final price for these additional shares, if the options are exercised, cannot be determined as of December 31, 2002, though none of the individual agreements are considered likely to be material to the Company.

Contingent liabilities

          The Company is involved in various claims and legal actions arising in the ordinary course of business. The Company provides for costs related to contingencies when a loss is probable and the amount is reasonably determinable. It is the opinion of the Company’s management that the ultimate resolution of these matters will not have a material effect on the Company’s financial position or results of operations.

SEAT PAGINE GIALLE S.p.A
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2002 and 2001

(All amounts in thousands of Euro, unless otherwise indicated)

          The Company owns 60% of Webfin S.p.A. (Webfin), which owns 66% of Matrix S.p.A (Matrix). The Company also directly owns 0.7% of Matrix. In September 2000, the Company entered into an agreement to acquire the remaining 40% of Webfin for € 700,000 cash or shares to be paid in June 2003. Additionally, in September 2000, the Company entered into an agreement to acquire the remaining 33.93% of Matrix through for 190,985,294 shares to be issued in June 2003. The Company passed a resolution during 2001 not to proceed with this acquisition, due to the excessive burden that has arisen from the framework agreement dated September 20, 2000 with the De Agostini Group concerning this acquisition, following the unexpected loss of value that occurred among internet business companies. De Agostini has initiated arbitration proceedings against SEAT, for the alleged non-fulfillment of the framework agreement with regard to this obligation. The De Agostini Group is asking for the specific execution of the framework agreement and therefore that its Webfin shares should be transferred to SEAT for the amount originally agreed of €700 million, with payment beginning in June 30, 2003, as well as the payment of unspecified damages. Although during the period the two parties have filed with the Board of Arbitrators several briefs, including technical experts reports, and the preliminary hearing for the attempt to conciliation in April 2003 has failed, the arbitration procedure is still currently in the preliminary phase and an outcome of the case cannot be reasonable determined. In the event of a completely negative outcome, SEAT would be required to fulfill the obligations set forth in the contract of September 20, 2000 and thus the acquisition of the equity investment would take place at a value substantially higher than the current fair value.

          During 2000 and 2001, SEAT has purchased 100% of Cecchi Gori Communications S.p.A. (“CGC”). See discussion in Note 4 Business Combinations and Acquisitions for more information related to this acquisition. In relation to this purchase, the former shareholders have initiated litigation against the Company. The objective of their litigation is: to invalidate the resolution passed in August 2000 by the Extraordinary Shareholders’ Meeting of CGC amending the company bylaws; to invalidate the financial statements of CGC at December 31, 2000 and the ensuing resolution to recapitalize CGC, pursuant to which SEAT came to hold a 100% stake of CGC; and to invalidate or rescind a contract by which, in August 2000, Cecchi Gori Media Holding S.r.l. pledged CGC shares to SEAT as security. Also, on August 2, 2001, the former owners of CGC filed for arbitration, citing the arbitration clause in the contract dated August 7, 2000. Through this last procedure, the former owners requested invalidation and/or rescission of the acquisition contract dated August 7, 2000 and requested an order that SEAT reimburse 75% of the share capital of CGC or a substantial sum as compensation for damages to the former owners. SEAT, based on the preliminary sentences of various judiciary authorities that expressed their favorable opinion concerning the Company’s premise, considers that the risk stemming from the dispute is remote.

20. Derivative financial instruments

          SEAT is exposed to foreign currency risks, interest rate risks and equity price risks arising from fluctuations in exchange rates, interest rates and quoted share prices. The Company’s risk policy generally only takes into account matters affecting the Company’s cash flow and foreign exchange risks. Therefore, fair value risks arising from changes in fluctuations in quoted share prices of investments are normally not hedged. SEAT does not enter into derivative financial instruments for trading purposes or other speculative purposes.

          The Company enters into foreign currency forward exchange contracts to mitigate a portion of the risk related to fixed sales commitments denominated in foreign currencies. The purpose of the Company’s foreign currency risk management activities is to protect the Company from the risk that future cash flows resulting from transactions denominated in foreign currencies will be adversely affected by changes in exchange rates.

          As of December 31, 2002, the Company had two forward exchange contracts to sell US dollars with a net notional amount of $ 16.5 million to protect it from exchange rate risks related to a credit facility agreement with Telegate AG denominated in US dollars.

          As of December 31, 2002, the Company had three forward exchange contracts to sell US dollars with a net notional amount of $ 35.5 million to protect it from exchange rate risks related to a credit facility agreement with Telegate Inc. denominated in US dollars.

SEAT PAGINE GIALLE S.p.A
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2002 and 2001

(All amounts in thousands of Euro, unless otherwise indicated)

          As of December 31, 2002, the Company had one forward exchange contract to sell GB pounds with a net notional amount of $ 3.3 million to protect it from exchange rate risks related to a credit facility agreement with Telegate Ltd. denominated in Great British pounds.

          As of December 31, 2002, the Company had one forward exchange contract to buy US dollars with a net notional amount of $ 9.2 million to protect it from exchange rate risks related to bonds denominated in US dollars.

          The Company enters into interest rate swap and collar agreements as part of the management of its interest rate exposures. Under these agreements the Company agrees to exchange, at specified intervals, the difference between specified interest amounts calculated on an agreed notional principal amount. A description of the Company’s interest rate swap and collar agreements as of December 31, 2002 and 2001 is included in Note 11.

          The Company’s accounting policies related to derivative financial statements, the fair values of its derivatives as of December 31, 2002 and 2001 and the impact of adopting SFAS 133 are disclosed in Note 3.

21. Segment information

          Prior to May 1, 2000, the Company was part of Telecom Italia and was primarily in the business of providing internet access services, internet portal services, internet content management services, web hosting, and e-commerce solutions in the internet market. The Company also owned the rights to the Italian White Pages, Telecom Italia’s primary telephone directory.

          Subsequent to the acquisition of SEAT New in 2000, the Company operates primarily in seven segments, each of which are strategic businesses that are managed separately because each business develops, produces, and sells distinct products and services. The segments and a description of their businesses are as follows.

          Telephone Directories: - Telephone Directory publishing and advertising represents the Company’s principal revenue generating segment. The Company’s most significant products within this segment include nationally distributed Italian Yellow Pages and White Pages directories. Additionally the Company publishes certain Yellow Pages directories with regional coverage, national subscriber-only directories, various industry specific directories, and operates an operator-assisted talking Yellow Pages directory service. The Company also holds the Italian license for a European business directory, publishes city maps to be inserted into certain editions of the Yellow Pages, publishes a directory of facsimile numbers in Italy, and offers certain of its directories in electronic formats, such as CD-ROM. This segment also includes the operations of the Company’s on-line telephone directories including its online Yellow Pages service and online White Pages service.

          The Company also participates in the European telephone directory advertising and services market through shareholdings in a) TDL Infomedia, which is the second largest directories publisher in the United Kingdom, b) EUREDIT S.A., which publishes and distributes “Europages”, and c) Euro Directory S.A., which publishes Yellow and White Pages telephone directories in Luxembourg.

          Directories Assistance: - The Directories Assistance group is composed of two main components, Telegate and Giallo Voice. Telegate and its subsidiaries are the second largest operator of directory assistance services in Germany. Giallo Voice and its subsidiaries operate in the directory assistance services in Italy. They both provide operator and directory assistance services for private and corporate customers of various telephone companies.

          Internet: - The Company’s internet segment consists of a broad range of Internet services including Internet access services, Internet portal services, on-line advertising services, web-hosting, Internet content management services and e-commerce consulting and solutions.

          Office Products and Services: - The Company operates in this segment primarily through its ownership in the Buffetti group. Buffetti and its subsidiaries distribute office products and related services throughout Italy, through a nationwide franchised network of approximately 1,200 Bufetti and Maggioli retail stores. The Company also sells office products and services directly through its direct-to-business agency network,

SEAT PAGINE GIALLE S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2002 and 2001

(All amounts in thousands of Euro, unless otherwise indicated)

independent retailers and through the Internet. A significant portion of the products and services included in this segment are produced by others on behalf of the Company, however, are designed and sold under Buffetti’s own brand names.

     Professional Publishing: - The operations of this segment consist primarily of publishing of and advertising in various specialty magazines focused on business and economics and entertainment and leisure, among other areas.

     Business Information Services: - This segment represents direct marketing and database services consisting primarily of direct mail campaign management, demographically tailored mailing lists, data management and enhancement, and marketing database management.

     Television: - This segments represents the two over-the-air television stations in Italy that the Company owns.

     Management utilizes more than one measurement and multiple views of data to measure segment performance and to allocate resources to segments. However, the dominant measurements are consistent with the Company’s consolidated financial statements and, accordingly, are reported on the same basis herein. Management evaluates the performance of its segments and allocates resources to them primarily based on actual and expected operating profitability. Intersegment sales are generally accounted for at amounts comparable to sales to unaffiliated customers, and are eliminated in consolidation. The accounting policies of the segments are substantially the same as those described in the summary of significant accounting policies, as discussed in Note 3.

     Certain items are maintained at the Company’s corporate headquarters and are not allocated to the segments. They primarily include the net cost of the Company’s interest expense, impairment of assets and non-operating items. Management views interest income and expense as corporate financing costs and not as a business segment cost. In addition, management applies one effective tax rate such that income taxes are not reported or viewed internally on a segment basis.

				Office
	Telephone	Directory		Products &	Professional	Business
	Directories	Assistance	Internet	Services	Publishing	Information	Television	Other	Total

2002
Revenues with third parties	1,121,270	157,192	140,419	283,845	33,548	150,672	94,135	—	1,981,081
Intersegment revenues	3,768	2,526	10,341	19,079	130	9,944	324	—	46,112
Profit (Loss) from operations	(14,174)	(12,605)	(50,084)	(29,974)	3,103	(40,582)	(72,887)	(96)	(217,299)
Equity in net income (loss) of affiliates	(29,672)	—	(1,759)	(279)	—	(7,296)	—	12,838	(26,168)
Depreciation and amortization	(476,782)	(4,747)	(43,389)	(45,093)	(595)	(10,669)	(25,991)	(96)	(607,362)
Assets	8,706,584	80,705	238,786	763,026	47,488	237,069	474,727	45,500	10,593,884
Investments in affiliated companies, net	1,307	1,672	(3,414)	(700)	—	6,934	16	9,822	15,637
Capital expenditures	27,753	4,432	18,502	6,021	252	9,224	18,387	—	84,571

				Office
	Telephone	Directory		Products &	Professional	Business
	Directories	Assistance	Internet	Services	Publishing	Information	Television	Other	Total

2001
Revenues with third parties	1,088,204	172,933	151,089	262,863	33,768	123,869	64,757	—	1,897,483
Intersegment revenues	9,213	6,267	7,043	12,310	234	7,209	1,062	—	43,338
Loss from operations	(963,982)	(179,945)	(130,197)	(79,077)	(14)	(47,076)	(103,657)	—	(1,503,948)

SEAT PAGINE GIALLE S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2002 and 2001

(All amounts in thousands of Euro, unless otherwise indicated)

				Office
	Telephone	Directory		Products &	Professional	Business
	Directories	Assistance	Internet	Services	Publishing	Information	Television	Other	Total

Equity in net income (loss) of affiliates	(54,902)	—	(12,709)	(361)	—	(1,707)	(6,135)	(5,933)	(81,747)
Depreciation and amortization	(1,353,147)	(166,551)	(58,598)	(93,791)	(2,933)	(69,381)	(50,468)	—	(1,794,869)
Assets	14,674,182	146,226	382,185	966,989	49,572	309,968	500,392	—	17,029,514
Investments in affiliated companies, net	23,511	1,982	(9,101)	16	—	15,467	16	(5,865)	26,026
Capital expenditures	44,998	17,476	54,247	390	5,884	7,919	41,044	—	171,958

				Office
	Telephone	Directories		Products &	Professional	Business
	Directories	Assistance	Internet	Services	Publishing	Information	Other	Total

2000
Revenues with third parties	402,629	—	122,835	66,462	2,805	12,575	—	607,306
Intersegment revenues	4,230	—	3,848	—	80	1,878	—	10,036
Profit (Loss) from operations	(418,087)	(9,170)	(108,638)	(20,992)	753	162	(7)	(555,979)
Equity in net income (loss) of affiliates	—	—	(17,571)	—	(8,552)	—	—	(26,123)
Depreciation and amortization	(552,354)	(9,170)	(26,200)	(23,075)	(236)	(972)	—	(612,007)
Assets	18,069,079	812,776	307,101	986,273	12,398	101,164	100	20,288,891
Investments in affiliated companies, net	(7,193)	—	173,618	—	—	—	140,803	307,228
Capital expenditures	3,031	—	58,070	1,919	8	84	—	63,112

A reconciliation of segment operating income to consolidated pretax income is as follows:

			Year ended
	Year ended	Year ended	December 31,
	December 31, 2002	December 31, 2001	2000

Pretax income
Total operating loss from segments	(217,299)	(1,503,948)	(555,979)
Write down of impaired assets	(5,969,126)	(3,165,405)	(10,271,669)
Interest expense, net	(79,290)	(57,150)	(198,132)
Equity in net loss of affiliates	(26,168)	(81,747)	(26,123)
Other income, net	9,199	(7,921)	2,265

Consolidated loss before income taxes, minority interest and cumulative effect of accounting change	(6,282,684)	(4,816,171)	(11,049,638)

For 2000, no geographic information for revenues from external customers is disclosed as substantially all of the Company’s operating activities are concentrated in Italy. For 2002 and 2001, revenue by geographic region is as follows:

Revenue	December 31, 2002	December 31, 2001

Italy	1,574,955	1,493,948
Other European countries	383,835	387,733
Other countries	22,291	15,802

	1,981,081	1,897,483

SEAT PAGINE GIALLE S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2002 and 2001

(All amounts in thousands of Euro, unless otherwise indicated)

          Geographic information for long-lived assets based on physical location is as follows:

	December 31,	December 31,	December 31,
Long lived assets	2002	2001	2000

Italy	117,551	142,752	134,809
Other European countries	42,432	61,856	42,021
Other countries	675	2,318	—

	160,663	206,926	176,830

22. Subsequent events

          A.

          On February 12, 2003 Seat acquired 1,108,695 ordinary shares in the French subsidiary Consodata S.A., listed on the Paris Nouveau Marché stock exchange, after the founding shareholders’ exercised their option to sell, which was extended to them under an agreement made in the original acquisition by the preceding Seat Pagine Gialle management on July 31, 2000. This transaction, undertaken at an agreed consideration of Euro 44 per share, for a total of approximately €48,782, has enabled Seat to acquire a further 8.17% of the company share capital and voting rights, thereby raising its stake in Consodata S.A. to 98.60%.

          On May 9, 2003, the Extraordinary Shareholders’ meeting of the Company entered into a plan to divest its Directories, Directories Assistance and Business Information segments from it other segments. The divested subsidiaries are to be listed on the Italian stock exchange and renamed Seat (“New Seat”). The non-divested segments, Internet, Television, Office Products and Services and Professional Publishing will be renamed as Telecom Italia Media.

          B. (Unaudited)

          On June 11, 2003 Telecom Italia and a consortium of investors formed by BC Partners, CVC Capital Partner, Investitori Associati and Permira entered into a sale and purchase agreement for the sale of approximately 61.5% of the share capital of New SEAT held by Telecom Italia, the new company to be composed of the aforementioned units. The parties agreed on a sale price of € 0.598 per New SEAT ordinary share, for a total consideration of €3,032,923,166. The buyers will also accept the estimated Euro 708 million of debt at the closing. The completion of the sale will be subject to the spin-off becoming effective, the admission to listing of New SEAT that is expected to occur by the beginning of August and the approval of the relevant Italian Antitrust Authority.

23. Valuation and Qualifying Accounts

          The following table summarizes the changes in accounts receivable and inventory allowances for each of the years ended December 31, 2002, 2001 and 2000:

	Balance at	Charged to			Balance at
	beginning of	costs and	Write-offs	Business	end of
Description	period	expenses	and other	Acquisitions	period

Year ended December 31, 2002
Deducted from asset accounts:
Allowance for doubtful accounts	144,279	54,555	(62,505)	(916)	135,413
Allowance for inventory obsolescence	3,622	1,236	(463)	—	4,395

Total	147,901	55,791	(62,968)	(916)	139,808

Year ended December 31, 2001
Deducted from asset accounts:

SEAT PAGINE GIALLE S.p.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2002 and 2001

(All amounts in thousands of Euro,unless otherwise indicated)

	Balance at	Charged to			Balance at
	beginning of	costs and	Write-offs	Business	end of
Description	period	expenses	and other	Acquisitions	period

Allowance for doubtful accounts	91,254	70,710	(35,270)	17,585	144,279
Allowance for inventory obsolescence	2,906	671	—	45	3,622

Total	94,160	71,381	(35,270)	17,630	147,901

Year ended December 31, 2000
Deducted from asset accounts:
Allowance for doubtful accounts	3,247	26,340	(11,126)	72,793	91,254
Allowance for inventory obsolescence	—	1,447	—	1,459	2,906

Total	3,247	27,787	(11,126)	74,252	94,160