Form 20-F
period 2004-12-31
TELECOM ITALIA MEDIA SPA
filed 2005-06-30
CIK 1120093

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 333-12334

Telecom Italia Media S.p.A.

(Exact name of Registrant as specified in its charter)

Italy

(Jurisdiction of incorporation or organization)

Via Cristoforo Colombo 142

00147 Rome, Italy

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

[None]

Securities registered or to be registered pursuant to Section 12(g) of the Act:

[None]

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Ordinary Shares, nominal value €0.03 per share

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, nominal value €0.03 per share	3,642,519,221
Savings Shares, nominal value €0.03 per share	61,077,236

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☐  Yes    ☐  No

Indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☒  Item 18

i

ii

PRESENTATION OF INFORMATION

Telecom Italia Media S.p.A. (“TI Media” “Telecom Italia Media” or the “Company”) publishes consolidated financial statements which are included elsewhere in this annual report (the “Consolidated Financial Statements”) for the Company and its consolidated subsidiaries (collectively, the “TI Media Group” or the “Group”) in euro, the lawful currency of Italy and 11 other member states of the European Union (“EU”).

TI Media is the corporate name of the remaining part of Seat Pagine Gialle S.p.A., which resulted from the proportional spin-off of the directories and most of the directory assistance and business information business segments of SEAT into New SEAT. The spin-off became effective on August 1, 2003 and new SEAT was disposed of on August 8, 2003. Telecom Italia Media is the Telecom Italia Group’s subsidiary operating the Internet & Media business.

In this annual report, references to “U.S. dollars”, “dollars” or “$” are to United States dollars; and references to “euro”, “euros”, “Euro” or “€” are to euro. For purposes of this annual report, “billion” means a thousand million.

This annual report contains translations of certain euro amounts into U.S. dollars at specified rates. Unless otherwise specified, the translations of euro into U.S. dollars have been made using the noon buying rate in the city of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) for the euro in effect on December 31, 2004, which was €1.3538 = $1.00. That rate may differ from the actual rates during the year used in the preparation of TI Media’s Consolidated Financial Statements, and dollar amounts in this annual report may differ from the actual dollar amounts that were translated into euro in the preparation of the Consolidated Financial Statements.

The Consolidated Financial Statements included in this annual report have been prepared in accordance with generally accepted accounting principles in the Republic of Italy (“Italian GAAP”).

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

The following important factors could cause the Group’s actual results to differ materially from those projected or implied in any forward-looking statements:

•	TI Media’s ability to implement successfully its business strategy;

•	the impact of political and economic developments in Italy and other countries in which the Group operates;

•	the impact of fluctuations in currency exchange and interest rates;

•	TI Media’s ability to generate sufficient cash flow and otherwise obtain sufficient financing to support its activities;

•	TI Media’s ability to continue the process of rationalizing its non-core assets and to dispose its non-core business;

•	TI Media’s ability to benefit from an increased collaboration of its Internet business with Telecom Italia;

•	the continuing impact of increased competition, including the entry of new competitors; and

•	the impact of regulatory decisions and changes in the regulatory environment in Italy and elsewhere in Europe.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. TI Media undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events. See the related cautionary statement under “Item 5. Operating and Financial Review and Prospects”.

PART I

Item 1. Identity of directors, senior management and advisers

Not applicable.

Item 2. Offer statistics and expected timetable

Not applicable.

Item 3. Key information

Selected Consolidated Financial Information

The company operated under the name “SEAT Pagine Gialle S.p.A” (“SEAT”), which changed into Telecom Italia Media S.p.A. after the spin-off of TI Media’s (then SEAT) Directories business and almost all of the Directory Assistance and Business Information business segments into a newly incorporated company which assumed the name of SEAT (the “Spin-off”). Effective as of the date of the Spin-off, the corporate name of SEAT became Telecom Italia Media S.p.A.

The selected financial data set forth in the table below should be read in conjunction with TI Media’s audited consolidated financial statements as of December 31, 2003 and 2004 and for the years ended December 31, 2001 and 2002 including the notes thereto included in this Annual Report and the information included under the headings “Item 5. Operating and Financial Review and Prospects—Background—Results of Operations”.

The selected statement of operations data for 2000, 2001, 2002, 2003 and 2004 and the selected balance sheet data as of December 31, 2002, 2003 and 2004 set forth below, have been derived from the Company’s audited consolidated financial statements prepared under Italian GAAP included in this Annual Report.

In this annual report, all of the amounts are expressed in thousands of euro unless otherwise indicated.

	2000	2001(1)	2002(2)	2003(3)	2004(4)
	(thousands of euro)
Statement of operations data:
Sales and service revenues	1,332,717	1,957,460	1,990,974	1,297,498	596,598
Operating income (loss)	141,802	30,819	232,133	63,393	(89,765)
Financial income (expense)	(53,627)	(58,789)	(90,766)	(33,308)	(1,614)

	2000	2001(1)	2002(2)	2003(3)	2004(4)
	(thousands of euro)
Extraordinary income (expense)	22,733	(298,406)	(152,652)	(68,856)	(298,726)
Net income (loss)	(852)	(313,284)	13,815	(91,944)	(266,256)
Basic and diluted net income/(loss) per shares:
ordinary	—	(0.025)	0.001	(0.029)	(0.083)
savings	—	(0.027)	0.002	(0.028)	(0.081)
Dividends per share:
ordinary	0	0	0	0	0
savings	0	0	0	0	0

	2000	2001	2002	2003	2004
	(thousands of euro)
Balance sheet data:
Total assets	4,008,243	4,126,532	3,875,571	853,611	829,154
Total shareholders, equity	1,734,692	1,575,577	1,575,120	474,150	327,202
Shares outstanding (millions of shares)(5):
ordinary	9,514	11,185	11,185	3,078	3,643
savings	1,449	188	188	52	61

(1)	In 2001 there were a number of changes in the scope of consolidation. Certain companies were fully consolidated for the first time for the year ended December 31, 2001 (Holding Media e Comunicazione H.M.C.S.p.A. (“HMC”), Consodata S.A. (“Consodata”), PanAdress Direct Marketing GmbH (“PanAdress”), Data House S.p.A. (“Datahouse”), NetCreations Inc. (“NetCreations”) and the companies included in the Professional Publishing business segment), TDL Infomedia Ltd. (“TDL Infomedia”) and Telegate AG (“Telegate AG”). Moreover, Cipi S.p.A. (“Cipi”) which was acquired in the first half of 2001, was fully consolidated from July 1, 2001.
(2)	In 2002 there were changes in the scope of consolidation, beginning from the consolidated financial statements for the year ended December 31, 2002, Datahouse operating in the Business Information segment and several small companies in the Internet business segment with impacts, particularly in terms of operating revenues is not significant and therefore does not substantially effect the comparison to the previous year. The following companies in the Internet business segment are no longer consolidated as of December 31, 2002: Mondus Ltd., Viasat S.p.A., Giallo Lavoro S.p.A., Olà S.r.l. (51%), Mediolanum Tourist Service S.r.l. (100%), Expert System S.p.A. (35%), BFinance ltd. (17,95%) and other minor companies have been transferred, Sapendi S.p.A. (25%) and Ticketone S.p.A.; the following companies have been put into liquidation: Giallo Viaggi.it S.p.A., Giallo Market S.p.A., Tin Web S.p.A., Link S.p.A., Webnext S.r.l.
(3)	In 2003 the consolidation area changed significantly due to the spin-off of Seat PG, effective August 1, 2003. The business complex, composed mainly of the Directories (represented by Italian businesses for the publication of telephone directories and shareholdings in TDL Infomedia and Thomson), Directory Assistance (89.24.24 Pronto Pagine Gialle and Telegate) and Business Information (Consodata Group) areas were transferred to New SEAT (the spun-off company) and therefore, excluded from the consolidation. Other significant transactions which affected the scope of consolidation were acquisition of additional stakes in Teleprofessional S.r.l. and a 100% stake in TM News S.p.A. Both companies were included for the first time in the consolidation.
(4)	In January 2004, CIPI S.p.A. was sold and therefore the company was excluded from the consolidation. Additionally, GPP S.p.A. was sold in June 2004 and also excluded from the consolidation. Following settlement of the dispute with De Agostini Group, on July 9, 2004 TI Media transferred the stake in Finanziaria Web acquired from De Agostini Invest to Vertico S.p.A. and launched a capital increase of Euro 120.1 million. (See Item 4 Information on the Company – History – Capital Increase)
(5)	As described under Item 4, “The SEAT Tin.it Combination,” 5,091,326,196 ordinary shares of SEAT issued in the reverse acquisition in 2000 were treated as if they were outstanding for all periods presented. Additionally, following the spin-off of parts of the business in 2003, as described in Item 4, “SEAT Spin-off and Sale,” the total number of shares outstanding dropped proportionately.

The following table breaks down selected financial information to the business that remained with TI Media and the transferred activity as a result of the Spin-off:

	Year ended December 31,
	2002			2003			2004
	TI Media	Transferred Activities	Total	TI Media	Transferred Activities	Total	Total
	(in thousands of euro)
Sales and service revenues	577,368	1,413,606	1,990,974	594,552	702,946	1,297,498	596,598
Operating income	(153,414)	385,547	232,133	(103,049)	166,442	63,393	(89,765)

	Year ended December 31,
	2002			2003			2004
	TI Media	Transferred Activities	Total	TI Media	Transferred Activities	Total	Total
	(in thousands of euro)
Net financial income (expense)			(90,766)			(33,308)	(1,614)
Net extraordinary income (expense)			(152,652)			(68,856)	(298,726)
Net income loss			13,815			(91,944)	(266,256)

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

The following table sets forth, for the years 2000 to 2004 and for the beginning of 2005 certain information regarding the Noon Buying Rate for Dollars expressed in euros per U.S.$1.

Calendar Period	High	Low	Average	At Period End
2000	1.0335	0.8270	0.9207	0.9388
2001	0.9535	0.8425	0.8909	0.8901
2002	1.0485	0.8594	0.9495	1.0485
2003	1.2597	1.0361	1.1411	1.2597
2004	1.3625	1.1801	1.1456	1.3568
January 2005	1.3507	1.2936	1.3119	1.3049
February 2005	1.2762	1.3260	1.3014	1.3274
March 2005	1.2926	1.3416	1.3201	1.2969
April 2005	1.2810	1.3077	1.2938	1.2919
May 2005	1.2331	1.2954	1.2694	1.2349
June 2005 (through June 20, 2005)	1.2320	1.2035	1.2184	1.2140

Risk Factors

Risks relating to the consequences of the sale of the Internet business to Telecom Italia

TI Media has sold its Internet business to Telecom Italia. TI Media continues to operate as a smaller company with fewer activities, concentrated exclusively in television/entertainment and office products. TI Media’s profitability after the sale of its Internet business is dependent on the continued development of TI Media’s television/entertainment business as its new core business which has incurred net losses in the past three years.

As part of TI Media’s restructuring plan, TI Media’s Internet business was sold to Telecom Italia. TI Media’s Internet segment accounted for 51% of TI Media’s revenues in 2004 and 22% of its assets as of December 31, 2004. After the sale of its Internet business TI Media is therefore a company with less revenues and assets and left with a significant reduced revenue and asset base concentrated entirely in the television/entertainment and office products business. TI Media’s Television segment incurred net losses in 2002, 2003 and 2004. The office products segment experienced declining revenues in 2002 and 2003 and managed a turnaround to generate an operating profit in 2004. TI Media’s television/entertainment business is dependent on the acceptance of its program contents. TI Media’s advertising revenues largely depend on the acceptance of its program contents as well as on the kind of viewers reached by the television network and the program. The current audience may likely change its preference resulting in a decline of the acceptance of the program content. Any change in the acceptance of TI Media program could lead to an increase in the net losses.

If TI Media’s television segment continues to incur net losses, TI Media’s operating results and financial condition could be adversely affected.

Subsequent to the sale of TI Media’s Internet business, TI Media’s television business remains as its main operating asset. Under Italian law the television business is subject to regulatory requirements that may have a material adverse effect on TI Media

The success of TI Media’s business plan depends significantly on the development of the digital terrestrial television network in Italy. Pursuant to Italian law, analog television broadcasting should originally terminate by December 31, 2006, the expected general conversion date from analog technology to digital technology. In March 2003 TI Media has received the license to broadcast a digital technology on an experimental basis. There is the possibility that TI Media could be asked to continue to broadcast on an analog basis until December 31, 2006.

Any prolongation of the transition process from analog to digital technology may result in a dilution of TI Media’s investments in the digital terrestrial television technology and reduced demand of TI Media products and services as well as smaller returns on investments in the terrestrial television technology, which could adversely affect TI Media’s operating result and financial condition.

Risks relating to the business of TI Media

TI Media’s business will be adversely affected if it is unable to successfully implement its strategic plan. Factors beyond TI Media’s control may prevent TI Media from successfully implementing its strategic plan.

TI Media’s business plan envisages the sale of TI Media Internet business to its parent company, Telecom Italia. The business plan envisages to prow the television business which has incurred net losses in the past three years

Factors beyond TI Media’s control that could affect the implementation and completion of the strategic plan include:

•	TI Media’s ability to generate sufficient cash flow or otherwise obtain financing to support its business activities in case of an extraordinary event;

•	TI Media’s ability to manage costs;

•	TI Media’s ability to attract and retain highly-skilled and qualified personnel;

•	TI Media’s ability to maintain or increase its audience through the maintenance or improvements of its quality programs; and

•	the effect of adverse economic trends on TI Media’s principal markets.

TI Media shares lack a trading market in the United States.

The principal trading market for TI Media’s shares is the Telematico. TI Media’s shares are not listed on a U.S. stock exchange and TI Media does not plan to establish an American Depositary Receipt program for TI Media shares. As a result, there may be little or no liquidity for TI Media shares in the United States.

Item 4. Information on the Company

TI Media is incorporated in Italy as a joint stock company under the name “Telecom Italia Media S.p.A.” and is registered under the Italian Civil Code with the Rome Company Register under no. 12213600153. The address of its registered office is: Via Cristoforo Colombo 142, 00147 Rome, Italy. The telephone number of the Company’s headquarters is 0039 06 515051. The duration of the Company extends until December 31, 2100.

Introduction

The TI Media Group is part of the Telecom Italia Group and operates as Telecom Italia Group’s Internet and Media Business Unit in the following business: the Internet, television and office products.

•	Internet Services: Management of access services (ISP), with Tin.it, management and development of portals (Virgilio with Matrix), and web services, where it occupies a leadership position in the Italian market. As part of a restructuring of the Telecom Italia Group’s Internet assets TI Media sold its Internet Services to Telecom Italia on June 1, 2005;

•	Television: La7 and MTV, both in the sectors of production and broadcasting of publishing content through television transmission networks and entrusted under concession, and in the marketing of advertising space in TV programming; and

•	Office Products and Services: Through the distribution of products, services and solutions for the office through the Buffetti retail network.

History

Telecom Italia Media

The Company was incorporated under the name “Società Elenchi Ufficiali degli Abbonati al Telefono S.p.A.” in Turin, Italy in 1925 with the purpose of publishing White Pages for northern Italy’s telephone service provider. TI Media gradually increased the geographical coverage of the White Pages until 1953 when it completed its expansion and was publishing the White Pages throughout Italy for most of the major telephone service providers. In 1966, TI Media introduced Pagine Gialle, its Yellow Pages business directory product.

In 1987, TI Media was merged into STET, a company that the Italian Treasury had indirectly controlled since 1933. Until 1997, STET also owned a controlling interest in Telecom Italia, TI Media’s principal supplier of telephone listing information and the main provider of fixed-line public telecommunications services in Italy. On December 31, 1996, STET reorganized TI Media as a separate corporate entity and spun-off TI Media’s shares to STET’s shareholders on a pro rata basis through a partial de-merger. As a result, 38.73% of the voting control of TI Media was held by the public and the remaining 61.27% by the Italian Treasury. On January 2, 1997, TI Media’s ordinary and savings shares began trading on the Telematico. In November 1997, the Italian Treasury sold its entire stake in TI Media, 61.27% of the ordinary shares and 0.93% of the savings shares.

On April 1, 2003 the Board of Directors of TI Media decided to spin-off the Directories business and almost all of Directory Assistance and Business Information into a newly incorporated company which assumed the name of SEAT Pagine Gialle S.p.A. (“Spin-off”). SEAT was the principal seller in Italy of advertising in the Yellow Pages directory (“Yellow Pages” or “Pagine Gialle”) and in the White Pages directory (“White Pages” or “Elenchi Telefonici”) and the principal publisher of the Yellow Pages and White Pages directories in Italy and through its subsidiary TDL Infomedia, of the Thomson Directory in the United Kingdom.

After the Spin-off TI Media assumed its new name and continued to operate the former SEAT Internet, television and office products segments and assumed the name of TI Media.

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

The SEAT–Tin.it Combination

In March 2000, Telecom Italia and SEAT (now TI Media) entered into a framework agreement for the combination of SEAT (now TI Media) and Tin.it, Telecom Italia’s Internet division, and related transactions. For more information, see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — The Framework Agreement Relating to the Combination of SEAT (now TI Media) and Tin.it”. The combination was effected through the de-merger of Telecom Italia by way of transfer to SEAT (now TI Media) of approximately 8.1% of the share capital of Tin.it owned by Telecom Italia and the subsequent merger of Tin.it with SEAT (now TI Media). In connection with the de-merger and merger, SEAT (now TI Media) ordinary shares were respectively issued to Telecom Italia’s shareholders and to Telecom Italia. The de-merger deed was signed on November 8, 2000 and had legal effect as of November 10, 2000. SEAT issued 415,864,739 new ordinary shares in the de-merger to shareholders of Telecom Italia, based on the share exchange ratio of 56 new SEAT shares for every 1,000 Telecom Italia shares held.

The merger deed was signed on November 10, 2000 with legal effect from November 15, 2000. As a result, SEAT (now TI Media) issued to Telecom Italia 4,675,461,657 new ordinary shares based on the share exchange ratio of 124.1787 ordinary SEAT (now TI Media) shares for each ordinary Tin.it share.

As a result of the merger and related transactions, Telecom Italia currently owns, either directly and indirectly, 62.5% of TI Media’s ordinary share capital. Telecom Italia, which was fully privatized in November 1997, is the incumbent Italian telecommunications operator. The company is Italy’s leading operator in both the wireline and wireless sectors. Telecom Italia’s wireless operations are conducted through its majority-controlled subsidiary, Telecom Italia Mobile S.p.A. (“TIM”). Both Telecom Italia and TIM are listed on Telematico.

Expansion, Reorganization and Rationalization

In 2000, TI Media continued its expansion through various acquisitions in the office products and business services, directory publication, directory services, business information and television sectors.

During 2001, Olimpia S.p.A. (a subsidiary of Pirelli S.p.A.) (“Olimpia”), acquired a 28.736% stake in Olivetti S.p.A. (“Olivetti”) which holds 54.96% of Telecom Italia’s ordinary share capital. Subsequent to the completion of the acquisition, the majority of the members of Telecom Italia’s Board of Directors resigned. In October 2001, the majority of the members of SEAT’s Board of Directors resigned. In accordance with Article 15 of SEAT’s bylaws, a new Board of Directors was elected on December 11, 2001. On December 19, 2002 Hopa S.p.A. and two of its affiliates accepted an offer by Olimpia to retire its bonds in exchange for a 16% interest in Olimpia. Then, on February 21, 2003, Hopa entered into an agreement with the former shareholders of Olimpia that gives Hopa the right to appoint one director. Please see “Item 6. Directors, Senior Management and Employees”.

SEAT Spin-off and Sale

On April 1, 2003, the Board of Directors of SEAT (now TI Media) approved the proposed proportional spin-off of the directories and almost all of the directory assistance and business information business segments of SEAT (now TI Media) into New SEAT, a newly incorporated company which assumed the current name of “Seat Pagine Gialle S.p.A.”.

Effective as of August 1, 2003, the date of the Spin-off, the corporate name of the remaining part of SEAT (now TI Media) became “Telecom Italia Media S.p.A.”. The Spin-off plan was approved by a SEAT (now TI Media) extraordinary shareholders’ meeting held on May 9, 2003.

The shares of both companies are listed on the automated screen-based trading system (Mercato Telematico Azionario) of Borsa Italiana. The Spin-off created two independent companies, each focused on its core businesses. It was SEAT (now TI Media) management’s view that SEAT (now TI Media) operated in two broad market sectors that had increasingly developed separate and distinct characteristics in terms of strategy, operations and competitive landscape.

The first sector targeted advertising and telephone services, in which SEAT (now TI Media) operated through its directories, directory assistance and business information segments, providing answers to queries via printed, online and telephone products and services. The second sector was traditional advertising and the Internet, in which SEAT (now TI Media) operated through its Internet, TV and other business segments, primarily providing access and content services. In SEAT (now TI Media) management’s view, both sectors presented interesting development prospects (including broadband access and digital TV).

The strategic objective of the Spin-off was to allow SEAT’s (now TI Media’s) businesses in each of the two sectors to more rapidly respond to market developments and exploit market opportunities, with a more focused management and a resource allocation consistent with the development prospects of each business line.

The Spin-off provided for the transfer to New SEAT of the following companies within the directories, directory assistance and business information business segments of TI Media:

•	Directories: Directory Italia Seat Pagine Gialle S.p.A. division, Annuari Italiani S.p.A., Euredit S.A., TDL Group, Euro directory S.A.

•	Directories Assistance: Directories Assistance Seat Pagine Gialle division, Telegate Holding GmbH, IMR S.r.l.

•	Business Information: Consodata S.A., Consodata Group Ltd. (including Netcreations Inc., Pan Adress).

The other companies and business segments remained with TI Media.

Sale of Telecom Italia’s stake in New SEAT

On June 10, 2003, Telecom Italia and a consortium of investors formed by BC Partners, CVC Capital Partners, Investitori Associati and Permira (Silver S.p.A.) entered into a sale and purchase agreement for the sale of approximately 61.5% of the share capital of New SEAT which, at the time of the agreement, the Telecom Italia Group was expected to receive after the spin-off transaction creating New SEAT, including the shares resulting from the exercise of the JPMorgan Chase put option for which Telecom Italia paid €2,272 million.

The agreements relating to the sale of Telecom Italia’s stake in New SEAT included Telecom Italia’s undertaking to provide, on an ongoing basis, TI Media with the funds necessary to service TI Media’s debt and other liabilities in existence as of the date of the SEAT Spin-off. The undertaking provides for TI Media to have funds sufficient to meet such liabilities and that New SEAT be indemnified from potential liabilities vis-à-vis any creditors of TI Media deriving from New Seat’s statutory joint liability for such obligations.

The following is a chart of the organizational structure of TI Media after the Spin-off of the directories and the directory assistance and business information segments, effective as of August 1, 2003:

(1)	0.7% directly held by TI Media and 66% held indirectly through Finanziaria Web. The equity investment in TI Media in Matrix is 40.3%.

The company aimed to strengthen its presence and visibility in such markets in co-ordination with the strategy of the Telecom Italia Group. The business units remaining with TI Media at the time of the Spin-off showed a net loss from operations and had negative cash flow. Management believed that thanks to the better use of resources, both in financial and management terms, TI Media would be able to complete the turnaround process.

The restructuring of the Internet business of TI Media focused largely on the development of multimedia production, content distribution business, the portal business and Internet access services. Simultaneously TI Media was working on ways to benefit from synergies between the two TV networks (LA7 and MTV), the Virgilio web portal and Tin.it’s Internet access services.

The following chart shows the organizational structure of the entity which resulted from the Spin-off discussed above. Effective August 1, 2003, the date of the Spin-off, the spun-off company, New SEAT, took the name SEAT Pagine Gialle S.p.A..

Capital Increase

On September 10, 2004, TI Media’s shareholders authorized TI Media’s management to increase the share capital of Telecom Italia Media S.p.A. by up to €120.1 million by issuing between 473,566,962 and 591,958,700 ordinary shares within a price range of €0.25 and 0.2 and by issuing between 7,940,702 and 9,925,875 savings shares within a price range between €0.2 and 0.17 in order to rebalance TI Media’s financial and equity situation after the settlement of the De Agostini litigation.

The Management Board decided on October 5, 2004 to increase the share capital by issuing 564,333,957 ordinary shares for €0.21 for each new ordinary share (including €0.18 by way of share premium and 9,462,662 savings shares for €0.17 for each new savings share (including €0.14 by way of share premium). Consequently, for every 60 ordinary (or savings, as applicable) shares owned at the time, any shareholder of TI Media was entitled to subscribe for 11 new ordinary (or savings, as applicable) shares.

During the subscription period (October 11, 2004 – October 29, 2004 inclusive), 2,995,975,560 subscription rights were exercised for the subscription of 549,262,186 ordinary shares for a total value of €115.3 million or 97.3% of all the tendered ordinary shares and 45,670,500 subscription rights were exercised for the subscription of 8,372,925 savings shares for a total value of €1.4 million or 88.5% of all the tendered savings shares.

At the end of the offer period, therefore, 82,209,660 valid subscription rights for the subscription of a total of 15,071,771 ordinary shares for an aggregate subscription price of €3.2 million and 5,944,020 valid subscription rights for the subscription of a total of 1,089,737 savings shares for an aggregate subscription price of €0.2 million, remained unexercised.

Pursuant to section 2441, paragraph 3 of the Italian Civil Code, these subscription rights were placed on offer by Banca Akros on behalf of Telecom Italia Media S.p.A., on the Mercato Telematico organized and managed by Borsa Italiana S.p.A., on November 8 - 12, 2004. At the end of that period, all subscription rights were exercised.

The share capital increase was therefore entirely subscribed: a total of 573,796,619 shares with a nominal value of €0.03 each were issued, accounting for 15.49% of the new share capital. Of these shares, 564,333,957 were ordinary shares at a price of €0.21 each and 9,462,662 savings shares at a price of €0.17 each, for total proceeds of €121,439,003, including €1,320,000 relating to the sale of unexercised subscription rights.

The new share capital of Telecom Italia Media S.p.A. therefore amounts to €111,107,893.71 and is composed by 3,642,519,221 ordinary shares and 61,077,236 savings shares with a nominal value of €0.03 each. TI Media’s Articles of Association were modified accordingly.

Recent Developments

Sale of Internet Business into Telecom Italia

On April 4, 2005, TI Media’s Board of Directors approved a restructuring plan as part of the overall restructuring of Telecom Italia’s Internet business whereby Telecom Italia was to acquire all of TI Media’s Internet activities.

On June 1, 2005 Telecom Italia purchased Virgilio by acquiring 60% of Webfin (which held 66% of Matrix) and 0.7% of Matrix, held by TI Media, for a total amount of €70 million. Upon conclusion of the transaction, Telecom Italia, which prior to the restructuring held a 40% stake in Webfin and a 33.3% stake in Matrix, acquired full ownership of Webfin and Matrix, and therefore full control over Virgilio’s operations. In addition, Telecom Italia acquired 100% of the share capital in a newly formed company (Nuova Tin.it Srl) to which TI Media transferred the Tin.it business unit. The sale price was €880 million.

TI Media plans (i) to invest the proceeds from the sale of its Internet business to consolidate its presence in the television business through investments in the amount of €250 million and (ii) to buy back TI Media shares as described below. TI Media’s management expects its TV business to offer attractive growth opportunities in digital terrestrial television as a new market through constant offerings of value-added products (such as pay-per-view and interactive TV). By exiting the Internet business, TI Media intended to streamline its operating and corporate structure through the merger by incorporation of La7 Televisioni (currently wholly-held by HMC S.p.A., a wholly-owned subsidiary of TI Media). The integration process is expected to be completed by the end of 2005.

The transaction was also aimed at satisfying the need to streamline Telecom Italias’ Groups’ activities, taking the following into consideration:

•	With the development of the broadband market and premium content, the Internet business is becoming increasingly capital intensive, requiring integrated management models in the combined offer of telecommunications and Internet. This is confirmed by the fact that all the main European telecommunications operators have seen the integration of their Internet and fixed line activities as necessary;

•	The presence in the Internet sector of two companies belonging to the same Group created overlapping and did not allow for the optimal use of resources allocated to investment in an increasingly dynamic market;

•	It was in Telecom Italia’s interest to make use of Tin.it and Virgilio’s assets in order to pursue an effective strategy for increasing the value of growing band availability and premium content;

•	Backed by La7 and MTV, TI Media enjoys a recognized position in the television market, with attractive growth prospect in digital terrestrial television (where it is one of the top players), a sector however, which still requires major investment in infrastructure and content; and

•	With adequate financial resources and its focus to develop content, expand its coverage of analogue channels and increase the number of frequencies and content/channels in digital terrestrial television.

Buy back of TI Media Shares

The offer to repurchase shares (“Offer”) is not being and will not be made, directly or indirectly, in or into the United States of America, Canada, Australia, or any other jurisdiction in which any such offer would require the authorization of the relevant regulatory authorities or would violate applicable laws or regulations. Telecom Italia Media will not be permitted to accept, directly or indirectly, any tenders made, in connection with the Offer, in or from any of the foregoing jurisdictions.

The Offer is not being made and will not be made, directly or indirectly, through the facility of any securities exchange of, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce (including, without limitation, by post, facsimile transmission, telex, e-mail, telephone, the Internet or any other electronic mechanism) of, the United States of America, Canada, Australia or any other jurisdiction in which any such offer would require the authorization of the relevant regulatory authorities or would violate applicable laws or regulations, and any such offer will not be capable of acceptance by any such use, means, instrumentality or facility.

On May 24, 2005, the shareholders meeting of TI Media approved the launch of a tender offer to buy back up to 10% of TI Media’s ordinary and savings shares at a price per share of €0.40 and €0.33 respectively, corresponding to a maximum total of approximately €148 million and a reduction in share capital through the cancellation of own shares brought back.

As of June 28, 2005 the following amount of shares were tendered in the tender offer:

•	503,147,360 Ordinary Shares, equal to approximately 13.81% of the ordinary share capital and approximately 138.13% of the Ordinary Shares covered by the tender offer;

•	6,922,139 Saving Shares, equal to approximately 11.33% of the Savings Shares covered by the tender offer.

On completion of the offer, TI Media holds an aggregate 364,251,922 of its Ordinary Shares and 6,107,723 of its Savings Shares, corresponding to approximately 10% of TI Media ordinary capital and approximately 10% of its savings capital.

Present Organizational Structure and Developments

The TI Media Group is part of the Internet and Media business segment of the Telecom Italia Group, as shown in the following chart of the Telecom Italia Group’s organizational structure:

(1)	On April 3, 2005 an agreement was reached to dispose of the equity interest held in TIM Hellas. The closing of the transaction, subject to, among other things, the approval by the competent authorities, is expected to occur by the end of July 2005.

(2)	Mobile South America.

(3)	On November 5, 2004, a memorandum of understanding for the sale of Corporacion Digitel was reached by TIM and CANTV (Compania Anoima Nacional Teléfonos de Venezuela). The completion of the transaction, expected within the first half of 2005, is conditional upon the execution of definitive agreements and obtaining all the necessary approvals from the competent Venezuelan authorities.

(4)	Not operational as of December 31, 2004. Company receiving domestic mobile assets spun-off by TIM as a preliminary step to completion of the TIM acquisition.

(5)	On January 24, 2005 Telecom Italia International N.V., executed an agreement for the disposal of its 54.76% equity stake in Entel Chile S.A. to Almendral S.A., a holding company listed on the Santiago Stock Exchange in Chile; the price for the transaction is U.S.$934 million, which corresponds to a value of U.S.$1,706 million for 100% of Entel S.A. The transaction closed on March 29, 2005.

(6)	On April 4, 2005 the Boards of Directors of Telecom Italia and Telecom Italia Media authorized the restructuring of the Telecom Italia Group’s Internet business whereby Telecom Italia will acquire all of Telecom Italia Media’s Internet activities. The proceeds of such sale will be used by Telecom Italia Media to, among other things, expand its business. 0.7% are directly held by TI Media and 66% are held indirectly through Finanziaria Web. The equity investment of TI Media in Matrix is 40.3%.

(7)	On April 26, 2005 Telecom Italia signed a sale and purchase agreement with Almaviva Technologies, the COS Group holding company, for the sale of its entire stake (79.5%) in Finsiel S.p.A. The transaction is based upon a Finsiel enterprise value of approximately €164 million.

(8)	On December 31, 2004, the merger of IT Telecom and EPIClink with and into Telecom Italia became effective.

(9)	On April 5, 2005, Olivetti Tecnost S.p.A. was renamed Olivetti S.p.A.

As of December 31, 2004, the TI Media Group was organized as follows (the table shows the principle subsidiaries and activities):

Internet and Media
Internet	TV	News	Office Products	Other Activities
Tin.it(*)	La7	TM News	Buffetti Group	Databank(**)
Matrix(*)	MTV		SK Direkt	Televoice(***)
Web Fin (*)(****)

(*)	On April 4, 2005, the Boards of Directors of Telecom Italia and Telecom Italia Media met and approved the restructuring of the Telecom Italia Group`s Internet business whereby Telecom Italia will acquire all of Telecom Italia Media’s Internet activities. The proceeds of such sale will be used by Telecom Italia Media to, among other things, expand its business.
(**)	On March 14, 2005, Telecom Italia Media completed the sale of its 100% stake in Databank, to Centrale dei Bilanci Srl and Cerved Business Information S.p.A., each of which acquiring 50% of the share capital.
(***)	On December 16, 2004, Telecom Italia Media reached an agreement with Comdata (Altair Group) for the disposal of 100% of Televoice S.p.A.. On January 3, 2005, the transaction was completed.
(****)	The company name of WebFin and Finanziaria Web are used interchangeably.

Internet Services

Through the Internet services business segment, TI Media offers a full range of Internet services, consisting of:

•	Internet access services;

•	portal services;

•	on-line advertising services; and

•	web services.

TI Media’s Internet services are provided through Tin.it and Matrix.

Internet Access Services

•	Through Tin.it, TI Media provides Internet access services to predominantly residential users and business customers.

Tin.it offers two principal access subscription plans:

•	free dial-up access (Tin.it Free); and

•	premium access (dial-up, ISDN and ADSL access).

On December 31, 2004, Tin.it’s subscriber base amounted to approximately 3.3 million active users (defined as users who connect to the Internet at least once every 45 days).

	2002	2003	2004
	million
Active users (1)	2.2	2.5	3.3

(1)	Active users include Telecom Italia’s ADSL Alice subscribers to whom Tin.it provides certain services.

The most important products of Tin.it are the following:

Free Access (Tin.it Free). This product does not require the payment of a subscription fee but does require the payment of a local telephone call for the duration of the connection.

Premium Dial-up Access (Tin.it Special and Tin.it Pro). Premium access is provided to both residential and business users. These products require the payment of a subscription fee and provide a wide range of value-added services, depending on the Premium plan selected. Premium plans offer different combinations of on-line time and value-added services, such as multiple e-mail addresses and 24-hour customer support. In addition, a number of value-added services can be packaged with Premium plans, including services allowing customers to listen to and send e-mail messages by phone, receive faxes and voice messages by e-mail and to subscribe to news services by e-mail.

At year-end 2004, TI Media had 1.3 million Tin.it Free and Premium Dial-up customers.

ADSL Access. Access is provided to both residential (ADSL Economy, ADSL a Forfait, ADSL a Forfait Pro) and business users (ADSL Lan). Products require the payment of a subscription fee and provide a wide range of value-added services, depending on the different offer selected such as multiple e-mail, web space, 24-hour customer support or virus protection.

At year-end 2004, TI Media had 296 thousand active subscribers to the ADSL Access services.

Services to Alice ADSL. Based on a commercial agreement, TI Media provides Telecom Italia Alice users with services such as authentication, second level customer care for technical matters and services (e-mail, web space, video call, virus protection and exclusive contents). For this service Telecom Italia pays to TI Media an activation fee and an annual subscription fee for each Alice user.

At year-end 2004, TI Media provided services for 1.737 thousand Alice ADSL active users.

During 2004, TI Media enhanced its Tin.it brand and range of products by developing the ADSL and WI FI connection, in particular:

•	the development of the WI FI network continued reaching 730 hot spots, of which 603 are active and 127 are soon to be activated. This achievement ranks Tin.it’s hot-spots network as one of the first WI FI networks in Italy based on the number of locations reached;

•	in March 2004, the entire ADSL customer base migrated from a speed of 256 MB to 640 MB.

Portal Services

TI Media provides portal services through Matrix, which operates the Virgilio portal.

Virgilio is a leading Italian portal, with approximately 7.902 billion web page views in 2004 (source: Red Sheriff), that caters to the Italian-speaking community on the Internet. Management believes that Virgilio, which has been on-line since July 1996, is one of the most complete Italian portals. It contains a search engine and a website index, and it centralizes services in various interest areas such as stock quotes, weather forecasts, TV guides, games, chats, advertisements and shopping. In order to simplify the use of information, Virgilio offers personalized, interactive services that correspond to the requirements of individual customers. Virgilio derives its revenues principally from advertising, which consists of both displaying advertising banners in its web pages and directing Internet traffic to websites designed, maintained or promoted on its network.

During the course of 2004, new features were added and a range of new products was launched. In March 2004, Virgilio launched its new home page with a significant increase in traffic and turnover. Product innovation is one of the most important basis for future evolution of Virgilio and it represented the preliminary focus for investment during 2004.

In 2004, Virgilio launched for instance the first comprehensive Product Search Engine in Italy and developed (in collaboration with Alice Music Box) another search engine through which users can purchase music tracks. Virgilio Sport is the first online service covering the main summer sports events (the European Football Championships, the Olympics, Calciomercato). In light of the continued growth in e-commerce, the Shopping channel has been entirely overhauled, improved and built into the Virgilio search engine.

Furthermore Matrix provides a wide range of web services, including communication consultancy, website construction and maintenance, and technical assistance. In mid-March 2004 the Rosso-Alice portal, a premium content provider, was developed.

Competition

With the growth of the broadband market and premium content, the Internet business is increasingly marked by high capital intensity and models based on the integrated management of telecommunications and Internet product offerings. This has been confirmed by the fact that all of the main European operators felt it necessary to integrate their Internet operations into their fixed telephony operations to better compete in the Market. This is one of the main reasons why Telecom Italia and TI Media approved a plan for the reorganization of the Group’s Internet operations. Under the plan, Internet activities will be grouped in Telecom Italia, thereby allowing TI Media to focus its efforts on the media segment and giving it adequate financial resources to develop its business.

Human Resources

The number of employees in the Internet business segment increased from 530 at December 31, 2003 to 577 at December 31, 2004.

Office Products and Services

Through Gruppo Buffetti S.p.A. during 2004 TI Media was a leading distributor of office products and business solutions in Italy.

Buffetti Group

Gruppo Buffetti is a distributor of office products and services in Italy. The primary target groups are professionals, retailers, small offices/home offices (“SOHO”) and small and medium-sized enterprises (“SME”). The Buffetti brand name has been present in the Italian market for over 150 years and enjoys of a 93% brand awareness. A large portion of the products and services offered are designed and sold under Gruppo Buffetti’s own brands, while their actual production is mostly outsourced to third parties. Products are distributed mostly through Gruppo Buffetti’s nationwide franchise network and its new direct-to-business agency network, independent retailers and through the Internet.

Gruppo Buffetti acts as a key distribution platform for products and services for both TI Media and the Telecom Italia Group. Pursuant to this strategy, Buffetti’s management made efforts to develop Buffetti as a one-stop shop for its customers. This was made possible as Buffetti focused on higher margin services, such as software, print-on-demand services, promotional items and digital signature software packages. Buffetti increased its interaction with other business segments of Telecom Italia and thus offers, communication and business solutions such as mobile telephone connections, provided by and marketed under the brand name of Telecom Italia Mobile and Internet services (through Tin.it) and professional software. In 2004 Gruppo Buffetti undertook special efforts to develop sales in the office automation and telephone products and accessories sectors.

In 2004, Gruppo Buffetti operates in Italy a network of approximately 1,000 franchise shops and with a direct network (SK Direct) focused to the business customers. Gruppo Buffetti’s main products are:

•	Traditional Products. Gruppo Buffetti’s traditional products include historical products like printed business forms, filing and organizing products, presentation materials, stationery, writing instruments, gifts and leather accessories “Pieffe” and “Full Time” branded. Gruppo Buffetti publishes a big variety of books and magazines covering a wide range of business topics under the Gruppo Buffetti Editore brand. In order to satisfy all business topics and their needs these products are supported by databases on CD-ROM and Internet pages.

•	Innovative Products. This category includes new products and services such as software products, IT products, telecommunication products and print on demand. Gruppo Buffetti’s specialized software products include professional packages with features for tax planning, accounting, inventory, sales and personnel. Gruppo Buffetti offers a wide range of standard consumer and professional information technology products such as software, personal computers, printers, fax machines and various computer accessories; and distributes TIM mobile telecommunications products, including handsets, accessories, subscriptions and rechargeable SIM cards. Gruppo Buffetti also distributes Telecom Italia fixed telecommunications products, such as voice and data services, Internet connections and e-commerce solutions for small businesses. Print on demand is a print on line service for personalizing printed forms and gadgets.

Gruppo Buffetti plans to keep approaching the market as a full service provider for SMEs by offering a wider range of products through its franchise shops. Gruppo Buffetti has developed in web technology to provide customers online custom catalogues and information services through the three sales channels: the nationwide franchise network, independent retailers and the Internet.

Competition

During 2004, the products and office services market faced strong competition due to the growing presence of large national and multinational operators. Gruppo Buffetti’s main competitors are Corporate Express, Karnak, Errebian, Mondoffice and Office Depot. In particular, Office Depot operates in the Italian market through Viking Office products. All of these players sell directly to corporate customers which is increasing 3% yearly while the traditional independent (i.e. not part of a franchise/network structure) retail market is decreasing by 2%. Gruppo Buffetti which includes approximately 1000 outlets represents, in its industry, the largest franchise structures operating in Italy today and is the only multi channel player with a wide and complete range of office products and services.

Human Resources

The number of employees in the Office Products and Services business segment decreased from 219 at December 31, 2003 to 195 at December 31, 2004 on a comparable basis.

Television

TI Media provides television services through the two TV networks La7 and MTV that operate analogue and digital technology and beginning in 2005 offer pay-per-view services on digital terrestrial television.

La7 Televisioni S.p.A.

La7 Televisioni S.p.A. (“La7”) is a focused television channel, providing news-oriented programming with prime time entertainment programming in the evenings targeting young professionals, and is currently interacting with the Internet Services business segment in order to provide on-line news information through the use of video-streaming technology. La7 started broadcasting under an all news format on March 18, 2002. It currently attracts over 12 million viewers every day. During 2004, the broadcaster La7 sought to consolidate its editorial image, its brand awareness and its programs. In 2004 La7 Televisioni S.p.A. added to the original news coverage cultural and entertainment programs, consisting of soaps and high-quality productions. La7 Televisioni S.p.A. in 2004 also overhauled the image of its news programs. La7 is now perceived as a high quality broadcaster and its audited audience rating was, in the month of December 2004, 2.6% (2.2% for the same period last year).

In September and October 2004, as part of the Digital Terrestrial Television (“DTT”) development projects, La7 Televisioni acquired the pay-per-view rights to broadcast soccer matches played by certain Serie A teams, the top soccer division in Italy. The total amount of the transactions was approximately €32 million for the three-year period 2004 – 2005, 2005 – 2006 and 2006 – 2007. The service, launched in January 2005, calls for the purchase of a rechargeable smart card and the sale of pay-per-view events without a subscription fee.

Evening programming, that is to say, the network’s “showcase” had already reached competitive audience results over the previous two years, by adding new brands such as “8 e mezzo”, “L’infedele” and “Sfera” to popular shows such as “Processo di Biscardi”, “Stargate” and “Sex and the City”.

Apart from investing in DTT, in 2004 La7 has also committed itself to developing all interactive digital platforms in general, and in September, launched the new website www.La7.it (30% growth in page views on a month-on-month basis) and certain mobile telephony services (sms news, sms sport, ring tones with the signature soundtrack of its shows, such as “Sex and the City”).

Major corporate events for La7 in 2004 were the following:

•	On February 3, 2004, the City of Pesaro and La7 Televisioni S.p.A. signed a memorandum of understanding for the experimentation of DTT directed to the development and broadcasting of publicly-useful interactive services for the City of Pesaro.

•	On February 11, 2004, Telecom Italia Media S.p.A., Sun Microsystems Italia, a leader in network systems, and CSP Innovazione in ICT (Information-and-Communication-Technology Research Center) signed an agreement for the experimentation of innovative services for digital terrestrial television in the Province of Turin.

•	On April 29, 2005, La7 signed an agreement with Elefante TV S.p.A. to acquire the company’s national TV broadcast unit for €115,5 million. Elefante TV holds a private television broadcasting concession for terrestrial frequencies over the national territory. The company is also authorized to digital broadcasting.

On the same date, La7 signed an agreement to purchase radio/television plants and frequencies from local concession holder Delta TV, which operates in Central and Southern Italy, for a total amount of €12 million.

The closing of the transactions, subject to, among other things, the approval by the competent authorities.

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

Major events for MTV Italia in 2004 were the following:

•	Rome hosted the international music awards. The Italian edition of the Europe Music Awards is the result of the channel’s firm commitment to promoting live music that was major feature of programming throughout 2004. Events such as MTV Day, We are the Future, Coca Cola Live (6 concerts throughout Italy) and the large number of dance/music tours held the attention of nearly 1 million 200 thousand viewers.

•	MTV Europe Music Awards Rome 2004: Tor di Valle hosted the most important musical show-event on television, which attracted over 7 million viewers. (Source: Kienn-Explorer, Audience Survey, Coincidental+Day after Recall, respondents aged between 11 and 64)

•	MTV.it was recently acclaimed the best mobile site on Imode.

•	Two new satellite channels were launched in November-December as part of the Sky package, Paramount Comedy and Nickelodeon, the first entirely dedicated to comedy in all its forms and the second (based on one of the most successful television channels worldwide) is especially designed for children. These channels are produced by the international MTV Network, although MTV Italia is in charge of operations.

At the same time, the multimedia development of the MTV brand is continuing. MTV is now broadcast through specific channels on all the technological platforms, particularly by satellite and the Internet, with the site www.MTV.it.

MTV continues to have its own advertising agency acting through its subsidiary MTV Pubblicità S.r.l.

Outsourcing of Advertising Services

On November 9, 2002, TI Media reached an agreement for the outsourcing of its advertising agency services to Cairo Communication S.p.A.. The agreement provides for Cairo Communication to place La7 advertising space among potential clients for the next three years. The outsourcing contract allowed for the ending of the operations of the internal advertising agency, H.M.C. Pubblicità S.r.l., which has been put into liquidation.

MTV continues to have its own advertising agency acting through its subsidiary MTV Pubblicità S.r.l.

Competition

The market share measured by audience in Italy in 2004 for La7 was, in the month of December 2004, 2.6% (2.2% for the same period last year) and for MTV Italia 2.1% in 2004 (1.8% in 2003). According to market research conducted by AC Nielsen, the television advertising market in 2004 in Italy generated a total of approximately €4.5 billion in revenues compared to €4.1 billion in 2003, with an increase of approximately 10%. In the same period La7 and MTV increased their advertising revenues respectively by 26% and 30%.

In recent years, the use of satellite receivers and the presence in the Italian market of pay-per-view program providers has increased. Consequently, La7 faces competition not only from RAI Mediaset, but also from the increasing presence of new channels in SKY Television.

MTV Italia competes with established Italian and foreign music channels broadcast on both digital satellite and analog terrestrial technology, such as ReteA-All Music, but increased its presence in digital satellite with its 2 channels, Hits and Brand New, which grew in terms of audience share: the recent Audistar Wave BY Eurisko indicates consistent growth in MTV Satellite Network’s audience share within the SKY package, with 1.3 million viewers a week.

Human Resources

The number of employees in the Television business segment increased from 568 at December 31, 2003, to 636 at December 31, 2004.

Other Activities

Telecom Media News S.p.A.

Telecom Media News S.p.A. (“TM News”) is a news service provider. Through the press agency APCom it has entered into a partnership with Associated Press. TM News provides real time national as well as international news by adopting the original contents of APCom and Associated Press for the Italian market. The news agency provides coverage of main events in politics, business, finance, local news, sports, cultural events and technology tailoring its contents to the need of the Italian market. Through “Flash News” TM News covers the most important events. The agency has offices in Rome, Milan, Brussels, Frankfurt, New York and correspondents in all the places of world news.

Databank

TI Media provides business information services. Databank is an Italian company which specializes in customer asset improvement and industry forecasts by providing information, surveys, research and analyses related to 350 economic sectors, 1,500 markets and 10,000 companies and their clients. It is also involved in competitive intelligence, analyzing and evaluating the services on markets and distribution channels. Similarly to Consodata for the French market, Databank provides intelligence and data in relation to the Italian Internet market (especially Internet sites, rankings).

On March 14, 2005, Telecom Italia Media completed the sale of its 100% stake in Databank, to Centrale dei Bilanci Srl and Cerved Business Information S.p.A., each of which acquiring 50% of the share capital.

Televoice

Televoice is an Italian company which operates in the “call center” market and provides a complete service platform which includes services such as telemarketing, teleselling, credit collection, statistic panels and back-office telecommunication activities such as e-mailing, fax and ordinary mailing.

On January 3, 2005, Telecom Italia Media sold its 100% stake in Televoice S.p.A.

Intellectual Property

TI Media television business uses the trademarks La7 Televisioni and MTV. The production and distribution of the editorial contents through the television networks is granted to TI Media’s subsidiaries La7 Televisioni and MTV Italia on a concession basis. TI Media through its subsidiary La7 Televisioni owns the trademark La7 and through MTV Italia has entered into a license agreement with MTV US to use the trademark MTV. Several trademarks for the sale of Buffeti office products and services are owned by one of the members of the Gruppo Buffetti.

TI Media operates in the field of the information through a news agency named Telecom Media News. Telecom Media News entered into a commercial and strategic partnership agreement with the international news agency named Associated Press (AP). Based on such partnership, AP granted to Telecom Media News an exclusive license for Italy and Switzerland for the translation into Italian language of AP editorial contents.

Property

TI Media does not own any real estate property.

Regulation

Internet

TI Media-Tin.it is present in the residential and SME (Small and Medium Enterprises) retail market for both dial-up and ADSL Internet access. Seat-Tin.it acquires from Telecom Italia all network services for the realization of such offers: access (mainly, call origination for dial up calls, ADSL wholesale access, IP transport, national and international bandwidth).

Retail market – dial-up

After the first quarter 2002, TI Media -Tin.it activated new numbers for dial-up calls: (i) 7020001033 for premium, and (ii) 7020001099 for free dial-up calls. The old geographic numbers are still in operation. The financial relationship with Telecom Italia was based on revenue sharing both for the old (geographic) and new (70X) numbering.

On October 7, 2002, the Ministry of Communications assigned to TI Media-Tin.it the right of use of 70X numbering. As a consequence, TI Media-Tin.it negotiated and signed with Telecom Italia a contract related to 70X dial-up calls which provides: from January 1, 2003 TI Media is entitled to (i) all the revenues of 70X calls and (ii) TI Media-Tin.it pays the correspondent call origination and IP transport to Telecom Italia. The publication of Law 59/02 and subsequent implementation of the relevant resolution by AGCom (9/02/CIR) require Telecom Italia to grant Internet Service Providers the same economical conditions for network services that it does to other licensed telecommunication operators.

For the remaining TI Media-Tin.it regular traffic, TI Media-Tin.it shares its revenue with Telecom Italia only for geographic numbering.

ADSL/ATM Broadband

The applicable regulatory provisions (AGCom decision 407/99, 217/00/CONS, 15/00/CIR, 06/03/CIR) require Telecom Italia to make a wholesale offer to access broadband ADSL Internet services available to competing operators, before providing services to its own customers. This wholesale offer forms the basis upon which TI Media-Tin.it defines its offer conditions for broadband ADSL Internet access for its customers.

As an ISP, TI Media prices its services to its customers based on the wholesale offering. With the 06/03/CIR resolution, the AGCom has reviewed the economic conditions of the wholesale offer by Telecom Italia in order to guarantee suitable financial spaces for competition and required Telecom Italia to decrease its prices. Like other operators, also TI Media has benefited from this price reduction.

WIFI Services

TI Media has obtained the authorization to offer the public Radio-LAN, access to public electronic communications networks, and services in the 2.4 GHz band (WIFI service) as of August 3, 2003.

Television

In February 2003, MTV Italia and La7 requested and obtained from the Italian Ministry of Communications the authorization for the first commercial tests of DTT.

The new regulatory framework regulating broadcasting was implemented in mid 2003, which provides for the switch-off of the analog broadcasting network and the full roll-out of DTT broadcasting by 2006.

Italian law (Law 249/1997) provides that a purchaser of an Italian television company must be controlled by either an entity organized under the laws of the Republic of Italy or another European Union member state. In case of an entity organized under the law of another country, the country is required to enter into a bilateral agreement with Italy in order for one of its citizens to invest in an Italian television company. The foreign investor will be entitled to invest on the same basis than granted to an Italian investor within the ambit of the bilateral agreement.

In connection with the antitrust approval of the Stream and Tele+ merger, the European Commission required that SKY Italia, which at that time was providing predominantly satellite television services, not engage in any activity as a DTT operator. SKY Italia at the time was also required to divest itself of all its terrestrial broadcasting activities. This limitation is not applicable to any other satellite broadcasting activity in Italy. As a result SKY Italia may not invest in any terrestrial broadcasting activities.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the consolidated financial statements included elsewhere in this annual report.

Results of Operations

The following table sets forth TI Media’s statement of operations for the years ended December 31, 2002, 2003 and 2004. These amounts have been derived from, and should be read in conjunction with, TI Media’s audited consolidated financial statements as of December 31, 2002, 2003 and 2004 included in this annual report.

The following table shows (i) the consolidated income data as prepared under Italian GAAP and (ii) to facilitate comparison of the results for the periods presented on a consistent basis, the data is broken down between TI Media’s current business activities and those relating to the business that were related to the Spin-off.

	Year ended December 31,
	Year 2002			Year 2003			Year 2004
	TI Media	Transferred Activities	Total	TI Media	Transferred Activities	Total	Total
	(in thousands of euro)
Operating revenues	577,368	1,413,606	1,990,974	594,552	702,946	1,297,498	596,598
Other income	13,421	8,886	22,307	19,408	1,615	21,023	15,868

Total revenue	590,789	1,422,492	2,013,281	613,960	704,561	1,318,521	612,466

Raw materials and outside services	(492,332)	(548,354)	(1,040,686)	(473,409)	(268,272)	(741,681)	(468,038)
Salaries and social security contributions	(116,412)	(243,893)	(360,305)	(118,126)	(124,587)	(242,713)	(107,237)
Depreciation and amortization of other tangible and intangible assets(1)	(72,157)	(120,897)	(193,054)	(74,609)	(62,671)	(137,280)	(74,536)
Other valuation adjustments	(16,070)	(40,687)	(56,757)	(4,323)	(22,222)	(26,545)	(11,310)
Provisions to fund for risks and charges	(3,500)	(21,370)	(24,870)	(9,537)	(16,641)	(26,178)	(4,943)
Net other income (expense)	(9,017)	(9,951)	(18,968)	(5,929)	(12,992)	(18,921)	(7,576)
Amortization of consolidation differences	(34,715)	(51,793)	(86,508)	(31,076)	(30,734)	(61,810)	(28,591)

Total operating expenses	(744,203)	(1,036,945)	(1,781,148)	(717,009)	(538,119)	(1,255,128)	(702,231)

Operating income (loss)	(153,414)	385,547	232,133	(103,049)	166,442	63,393	(89,765)

Net financial income (expense)			(90,766)			(33,308)	(1,614)
Net income (expense) from equity investments			(11,964)			1,402	(646)
Result before extraordinary items and taxes			129,403			31,487	(92,025)
Other income and expense (expense)			(152,652)			(68,856)	(298,726)
Income (loss) before taxes and minority interest			(23,249)			(37,369)	(390,751)
Income taxes (expense) benefit			(17,999)			(57,125)	123,866
Net loss before minority items			(41,248)			(94,494)	(266,885)
Minority interests			55,063			2,550	629

Net income (loss)			13,815			(91,944)	(266,256)

(1) of which amortization of goodwill	47,614	129,995	177,609	44,660	73,625	118,205	41,381

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Presentation of Results

TI Media’s scope of the consolidation includes the Italian and foreign companies that are majority owned or are otherwise directly or indirectly controlled by TI Media. As discussed in more detail in the Notes to the Consolidated Financial Statements and footnotes to the Selected Financial Data presented in Item 3 of this annual report, the scope of consolidation changed materially in

2004 compared to 2003. In January 2004, CIPI S.p.A. was sold and therefore the company was excluded from the scope of consolidation. Additionally, GPP S.p.A. was sold in June 2004 and as also excluded from the scope of consolidation. For more information on the acquisition and disposal of subsidiaries, see “Item 4 – Present Organizational Structure and Developments.”

Operating Revenues

The following table presents the operating revenues of TI Media broken down by its segments:

	Year ended December 31,
	2003	2004
	(thousands of euro)
TI Media
Internet Services	251,008	302,817
Office Products	184,789	126,750
Television	112,989	138,243
Other activities and eliminations	45,766	28,788

Total TI Media	594,552	596,598
Revenues from TI Media
Transferred activities during 2003:
Directories, Directory Assistance, Business Information and other	702,946	0

Total TI Media Consolidated Revenues	1,297,498	596,598

Revenues for 2004 were €596,598 compared to €1,297,498 in 2003. TI Media’s transferred activities accounted for €702,946 in 2003. TI Media’s revenues excluding the transferred activities amounted to €594,552 in 2003 compared to 596,598 in 2004.

•	€302,817 from the Internet Services segment, consisting of revenues from Internet access subscription fees, revenue sharing fees paid by Telecom Italia based on telephone traffic generated by Internet usage through Tin.it, portal services, on-line advertising and web services, compared to €251,008 in 2003, an increase of 20.6%. The increase in net revenues was primarily due to (i) the increase of ADSL customers to 296,000 in 2004 compared to 148,000 in 2003 as a result of the migration of dialup customers (Tin.it Free and Premium customers) towards broadband products and (ii) the increase of ADSL Alice customers of Telecom Italia, whose services are distributed by TI Media’s Internet services segment, increased to 1.737 million as of December 31, 2004 compared to 0.771 million as of December 31, 2003.

•	€126,750 from the Office Products and Services segment, consisting of revenues from sales of office products of the Gruppo Buffetti and Cipi business gifts products, compared to €184,789 in 2003, a decrease of 31.4%. The decrease in revenues is due to the sale of the consumer IT products activities in March 2003 and the sale of CIPI S.p.A which accounted for 31.8% of the total office products and services net revenues in 2003. Adjusted for the sale of these two businesses revenues increased by 0,5% from €126,065 in 2003 to €126,750 in 2004. The increase is due to the increased sales of Buffetti’s office automation products, telephone products and accessories partially offset by a decrease in sales of Buffetti’s other office products. Revenue in Buffetti’s management software remained stable.

•	€138,243 from the Television segment, consisting of revenues from its La7 and MTV Italia television channels, compared to €112,989 in 2003, an increase of 22.4% primarily due to an increase in net revenues of 25.3% of the MTV Italia channel due to the increase in market share of 2.1% in 2004 compared to 1.8% in 2003 and a 14.7% increase in net revenues in the La7 channel due to an increased audience throughout all time segments of the day.

Production Costs

The following table shows the production costs for TI Media on a consolidated level and a breakdown of the activities transferred after the Spin-off and TI Media’s production cost on a comparable basis.

	Year ended December 31,
	2003			2004
	TI Media	Transferred Activities	Total	TI Media
	(thousands of euro)
Production costs
Raw materials, supplies and merchandise	(128,243)	(40,793)	(169,036)	(87,819)
Services	(283,523)	(220,412)	(503,935)	(306,740)
Use of property not owned	(60,646)	(15,086)	(75,732)	(74,154)
Salaries and social security contributions	(118,126)	(124,587)	(242,713)	(107,237)
Total amortization, depreciation and write-downs	(114,709)	(110,926)	(225,635)	(114,437)
Changes in inventories or raw materials, supplies and merchandise	(997)	8,019	7,022	675
Provisions for risks	(4,147)	(21,295)	(25,442)	(4,639)
Other provisions	(689)	(47)	(736)	(304)
Miscellaneous operating costs	(5,929)	(12,992)	(18,921)	(7,576)

Production costs	(717,009)	(538,119)	(1,255,128)	(702,231)

Excluding for 2003 the amounts attributable to the transferred activities raw materials, supplies and merchandise consisting of the supply of material and other goods for operating services decreased by 31.5% from €128,243 in 2003 to €87,819 in 2004 due to less supplies purchased by the Buffetti Group €(28,521) as well as the sale of CIPI S.p.A. in January 2004 which in 2003 incurred €10,879 in expenses for law materials, supplies and merchandise.

Excluding for 2003 the amounts attributable to the transferred activities, costs for services consisting of industrial and commercial expenses and other operating services increased by 8.2% from €283,523 in 2003 to €306,740 in 2004 partially due to increased costs in the Television segment caused through the tests for the Digital Terrestrial Television and the increase in costs in the Internet segment caused by the increase in customers which was partially offset by decreased costs in the Office Products segments.

Excluding for 2003 the amounts attributable to the transferred activities, use of the property not owned is comprised mainly of €9,384 for real estate, €7,495 for rentals, €391 for leasing, €43,641 for royalties and other rights, and €5,183 in fees for the use of satellite and high-frequency systems.

Excluding for 2003 the amounts attributable to the transferred activities, total salaries and social security contributions decreased by 9.2% from €118,126 in 2003 to €107,237 in 2004, largely due to a decrease in the workforce from 2,029 at December 31, 2003 compared to 1,805 at December 31, 2004.

Excluding for 2003 the amounts attributable to the transferred activities, depreciation and amortization of other fixed and intangible assets decreased by 0.2% from €114,709 in 2003 to €114,437 in 2004.

Excluding for 2003 the amounts attributable to the transferred activities, provisions for risks and charges increased by 11.9% from €4,147 in 2003 to €4,639 in 2004 largely due to increased risks in the Internet segment.

Amortization and Consolidation Differences

Excluding for 2003 the amounts attributable to the transferred activities, amortization of consolidation differences decreased by 8.0% from €(31,076) in 2003 to €(28,591) in 2004 largely due to the transfer of TI Media’s holdings in CIPI S.p.A. and the GPP Group in 2004.

Operating loss

Excluding for 2003 the amounts attributable to the transferred activities, operating loss decreased by 12.9% from €103,049 in 2003 to €89,765 in 2004 due to the reasons stated above.

Total Financial Income (Expenses)

Total Financial Income (Expenses) decreased by 95.1% from €(33,308) in 2003 to €(1,614) in 2004 largely due to the change in consolidation following the Spin-off.

Net extraordinary Income and Expenses

Net extraordinary income and expenses increased by 333.8% from €68,856 in 2003 to €298,726 in 2004 largely due to the payment of €282,400 relating to the settlement of the De Agostini litigation.

Operating loss before taxes

The operating losses before taxes increased by 945.6% from €(37,369) in 2003 to €(390,751) in 2004 due to the above reasons.

Income Taxes

Income Taxes decreased from a payment in the amount of €(57,125) in 2003 to a tax credit in the amount of €123,866 in 2004 as a result of the participation in the National Tax Consolidation of Telecom Italia. This tax consolidation concept allows for losses of certain of TI Media’s subsidiaries to be offset in the consolidated tax returns of the Telecom Italia Group, resulting in a tax credit by the company whose revenues are offset.

Net consolidated loss

TI Media incurred a net consolidated loss in 2004 in the amount of €266,256 compared to a net consolidated loss of €91,944 in 2003. The net loss was due to the individual factors described above.

Net Debt

Net debt decreased from net credit €(58,693) at December 31, 2003 to €169,495 at December 31, 2004 mainly due to the short loan granted by Telecom Italia for the payment of the De Agostini settlement.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Presentation of Results

The following discussion is based on and should be read in conjunction with the Consolidated Financial Statements, which have been prepared in accordance with Italian GAAP.

TI Media’s scope of the consolidation includes the Italian and foreign companies that are majority owned or are otherwise directly or indirectly controlled by TI Media. As discussed in more detail in Notes to the Consolidated Financial Statements and footnotes to the Selected Financial Data presented in Item 3 of this annual report, the scope of consolidation changed materially in 2003 compared to 2002, mainly due to the Spin-off of SEAT PG, effective August 1, 2003. The business complex, composed mainly of the Directories (represented by Italian businesses for the publication of telephone directories and shareholdings in TDL Infomedia and Thomson), Directory Assistance (89.24.24 Pronto Pagine Gialle and Telegate) and Business Information (Consodata Group) areas were transferred to New SEAT (the spun-off company) and therefore, excluded from the scope of consolidation. Other significant transactions which affected the scope of consolidation were acquisition of additional stakes in Teleprofessional S.r.l. and a 100% stake in TM News S.p.A. Both companies were included for the first time in the scope of consolidation. In July 2003, Esri Italia S.p.A. was sold and therefore, was excluded from the scope of consolidation. For more information on the acquisition and disposal of subsidiaries see “Item 4 – Present Organizational Structure and Developments.”For the purpose of greater clarity in representing the performance of TI Media, an Income Statement is represented for 2003 and for 2002, with separate indication — up to the level of operating income (loss) — of the components attributable to the current, “core” businesses of Telecom Italia Media Group and those attributable to the businesses that were transferred as a result of the Spin-off.

Operating Revenues

The following table presents the operating revenues of TI Media broken down by its segments:

	Year ended December 31,
	2002	2003
	(thousands of euro)
TI Media
Internet Services	139,195	251,008
Office Products	278,998	184,789
Television	88,417	112,989
Other activities and eliminations	70,758	45,766

Revenues from TI Media	577,368	594,552
Transferred activities
Directories, Directory Assistance, Business Information and other	1,413,606	702,946

Total TI Media Revenues	1,990,974	1,297,498

Revenues for 2003 were €1,297,498 compared to €1,990,974 in 2002. TI Media’s transferred activities accounted for €702,946 in 2003 compared to €1,413,606 in 2002. TI Media’s revenue excluding the transferred activities increased by 3% from €577,368 in 2002 compared to €594,552 in 2003.

•	€251,008 from the Internet segment, compared to €139,195 in 2002, an increase of 80.3% primarily due to the first time full inclusion of the telephone rates for Internet traffic of the Internet access points whose telephone number begins with “7” resulting in an increase of revenues in the amount of €82,333. Adjusted for this effect, revenues increased by 21.2% primarily due to increased business in the Tin.it division (21.71%) and the Matrix (28.2%) compared to the same period of last year.

•	€184,789 from the Office Products segment compared to €278,998 in 2002 a decrease of 44% primarily due to the sale of IS Products S.p.A. and Incos Production S.r.L., which together contributed €82,001 in operating revenues in 2002.

•	€112,989 from the Television segment compared to €88,417 in 2002, an increase of 27.8% primarily due to increased advertising revenues.

•	€25,316 from the Professional Publishing segment compared to €22,942 in 2002 a decrease of 10.1% primarily due to (i) the continuing difficulties of the advertising market, which is particularly relevant in the segment of professional and (ii) from the deconsolidation of TTG Italia and (iii) the renewal of the publishing plan of the ICE Group.

Production costs

The following table shows the production costs for TI Media on a consolidated level and a breakdown of the activities transferred after the Spin-off and TI Media’s production cost on a comparable basis.

	Year ended December 31,
	2002			2003
	TI Media	Transferred Activities	Total	TI Media	Transferred Activities	Total
	(thousands of euro)
Production cost
Raw materials, supplies and merchandise	(208,681)	(81,785)	(290,466)	(128,243)	(40,793)	(169,036)
Services	(223,047)	(440,373)	(663,420)	(283,523)	(220,412)	(503,935)
Use of property not owned	(64,573)	(25,401)	(89,974)	(60,646)	(15,086)	(75,732)
Salaries and social security contributions	(116,412)	(243,893)	(360,305)	(118,126)	(124,587)	(242,713)

	Year ended December 31,
	2002			2003
	TI Media	Transferred Activities	Total	TI Media	Transferred Activities	Total
	(thousands of euro)
Total amortization, depreciation and write-downs	(122,942)	(213,377)	(336,319)	(114,709)	(110,926)	(225,635)
Changes in inventory of raw materials, supplies and merchandise	3,969	(795)	3,174	(997)	8,019	7,022
Provisions for risks	(2,898)	(21,110)	(24,008)	(4,147)	(21,295)	(25,442)
Other provisions	(602)	(260)	(862)	(689)	(47)	(736)
Miscellaneous operating costs	(9,017)	(9,951)	(18,968)	(5,929)	(12,992)	(18,921)

Production costs	(744,203)	(1,036,945)	(1,781,148)	(717,009)	(538,119)	(1,255,128)

Excluding for 2003 the amounts attributable to the transferred activities, raw materials, supplies and merchandise decreased by 38.5% from €208,681 in 2002 to €128,243 in 2003, primarily due to more streamlined operations in the Television segment which were partially offset by increased cost relating to the different invoicing procedures for Internet traffic.

Excluding for 2003 the amounts attributable to the transferred activities, costs for services increased by 27.1% from €223,047 in 2002 to €283,523 in 2003 primarily due to the increased costs for the use of the telephone network due to an accounting change for the sales of the Internet segment.

Excluding for 2003 the amounts attributable to the transferred activities, total salaries and social security contributions increased by 1.5%.

Excluding for 2003 the amounts attributable to the transferred activities, use of property not owned consisting of mainly of €17,976 for real estate, €14,866 for rentals, €32,681 for royalties and other rights and €3,967 in fees for the use of satellite and high frequency systems decreased from €64,573 in 2002 to €60,646 in 2003 primarily due to.

Excluding for 2003 the amounts attributable to the transferred activities, changes in inventories or raw materials, supplies and merchandise decreased from €3,969 in 2002 to €(997) in 2003.

Excluding for 2003 the amounts attributable to the transferred activities, provisions for risks increased from €2,898 in 2002 to €4,147 in 2003 primarily due to the provision in TV and Internet segment.

Amortization of Consolidation Differences

Excluding for 2003 the amounts attributable to the transferred activities, amortization of Consolidation Differences decreased by 10.5% from €34,715 in 2002 to €31,076 in 2003. This decrease was primarily the result of the transfer of the controlling interests and write-down of goodwill (with the resulting decrease in amortization on the remaining value) recorded in 2003.

Operating Loss

Excluding for 2003 the amounts attributable to the transferred activities, operating loss decreased by 32.8% from €153,414 in 2002 to €103,049 in 2003 due to the reasons stated above.

Total Financial Income (Expense)

Total Finance Income (Expenses) decreased by 63.3% from (90,766) in 2002 to €(33,308) in 2003 largely due to the change in consolidation area following the Spin-off.

Net extraordinary Income and Expenses

Net extraordinary income and expenses decreased by 54.9% from €152,652 in 2002 to €68,856 in 2003 largely due to the change in consolidation area following the Spin-off.

Operating loss before taxes

The operating losses before taxes increased by 60.7% from €(23,249) in 2002 to €(37,369) in 2003 due to the reasons stated above.

Income Taxes

Income taxes increased by 317,38% from €17,999 in 2002 to €57,125 in 2003 primarily due to the effect of the non-deductibility of write-down of equity investments, amortizations, depreciations and provisions to funds for risks. Current taxes amounted to €56,453 compared to €40,258 in 2002 primarily due to the effect of reduced write-downs by Telecom Italia Media S.p.A. compared to those of the previous year, which included adjustments made exclusively for tax benefits in accordance with fiscal law. Deferred taxes amounted to €(672) compared to €22,259 in 2002 primarily due to the reduced white-downs mentioned above and to the cancellation of deferred tax assets, accrued in the previous period, for the write-down mentioned above and to the cancellation of deferred tax assets, accrued in the previous period, for the write-down of the investment in Consodata in relation to the calculation of the Spin-off equalization.

Net Loss

TI Media incurred a consolidated net loss for 2003 of €(91,944) compared to a consolidated net income of €13,815 in 2002. The net loss was due to the individual factors described above.

Liquidity and Capital Resources

Liquidity

The table below presents TI Media’s cash flow for 2002, 2003 and 2004:

	2002	2003	2004
	(thousands of euro)
Availabilities (net borrowings) at beginning of period	(922,004)	(679,618)	58,693
Operating income (loss) for the period	232,133	63,393	(89,765)
Depreciation and amortization of fixed and intangible assets	279,562	199,090	103,127
Investments in intangible and fixed assets	(80,902)	(101,858)	(61,728)
Proceeds from sales of intangibles and fixed assets		3,990	290
Change in operating working capital and other changes	(104,478)	21,801	(2,271)

Operating free cash flow	326,315	186,416	(50,347)

Long-term investments and consolidation differences	(108,206)	(69,631)	(8,889)
Proceeds from sale/repayment of value of other intangibles, fixed assets and long-term investments	122,221	24,886	9,072
Change in non-operating working capital and other changes	(164,884)	597,553	(302,927	)(1)

	(150,869)	552,808	(302,744)

Net cash flow before distribution of profits/reserves and contributions by shareholders	175,446	739,224	(353,091)
Distribution of profits/reserves	(1,905)	(1,162)
Contributions by shareholders	68,845	249	124,903

Change in net financial position	242,386	738,311	(288,188)

Availabilities (net financial debt) at end of period	(679,618)	58,693	(169,495)

(1)	Following settlement of the dispute with De Agostini Group, on July 9, 2004 TI Media transferred the stake in Finanziaria Web acquired from De Agostini Invest to Vertico S.p.A. and launched a capital increase of €120.1 million. (See Item 4 Information on the Company – History – Capital Increase)

Operating free cash flow in 2004 was €(50,347) compared to €186,416 in 2003 and €326,315 in 2002. In 2002 the operating free cash flow was mainly due to the high net operating income and the depreciation and amortization of fixed and intangible assets. In 2003, the decrease in operating cash flow was largely due to the lower operating income and lower depreciation and amortization of fixed and intangible assets, mainly due to the transferred activities following the Spin-off. In 2004, the negative operating cash flow was mainly caused by the operating loss in 2004. TI Media expects the Television segment will be able to provide for a positive operating cash flow. After the sale of the Internet segment to Telecom Italia, TI Media will have enough cash on hand to fund its ordinary business operations and be able to pay a dividend in 2006. In any event, TI Media expects that it will continue to be financially supported by Telecom Italia through the centralized treasury function based on Telecom Italia’s policy of supporting its group companies.

Availability (net financial debt) at the end of period

The net financial position was €(169,495) in 2004 compared to €58,693 in 2003 and €(679,618) in 2002. The net financial position in 2002 included approximately €717 million in net debt related to the Spin-off activities. The net financial position in 2003 was mainly impacted by the deconsolidation of the borrowings in relation to the activities transferred following the Spin-off in the amount of €568,206 and the operating free cash flow in the amount of €288,274. The decrease in the net financial position in 2004 was primarily due to the payment made in connection with the settlement of the De Agostini litigation which was partially offset by the capital increase.

Capital Resources

At December 31, 2004, TI Media had unsecured short-term lines of credit with Telecom Italia, providing borrowings of €179,963 at December 31, 2004. The lines of credit bear various interest rates including both fixed and variable interest rates. Amounts outstanding under these lines of credit are payable upon demand.

The following table shows changes in the shareholders equity for the period presented:

	2002	2003	2004
	(thousands of euro)
At beginning of period	1,575,577	1,575,120	474,150
Income (loss) for the period	(41,248)	(94,494)	(266,885)
Dividends paid to third parties	(1,905)	(1,150)	0
Change in scope of consolidation	8.077	(1,015,521)	—
Minority contribution to cover losses, re-establish and increase share capital	40,266	19,197	3,464
Net exchange differences from the conversion of financial statements denominated in foreign currencies and other movements	(5,647)	(9,251)	(4,966)
Capital increase:
Share capital	—	—	17,214
Share premium	—	249	102,905
Sale of unexercised rights	—	—	1,320

At end of period	1,575,120	474,150	327,202

The following table shows the gross indebtedness of TI Media at the dates indicated:

	Year ended December 31,
	2002	2003	2004
	(thousands of euro)
Short-term financial borrowings
Bonds	115,780	—	—
Short-term financing towards Telecom Italia	—	—	120,900
Short-term borrowings towards Telecom Italia	4,298	6,618	52,288
Debentures	220,478
Due to banks	54,471	6,664	3,758
Due to other lenders	946,665	2,334	62
Trade account payable	369	—	—
Due to subsidiaries	3,128	3,899	2,762
Financial taxes payable	—	9,781	—
Accruals and deferrals	16,299	598	193

Total	1,361,488	29,894	179,963

Bank and postal accounts and other availabilities	(100,281)	(5,783)	(4,387)
Accounts receivable from Telecom Italia	(529,249)	(76,031)	—
Accounts receivable from subsidiaries	(6,821)	(6,698)	(6,052)
Other receivables	(22,087)	—	—
Accruals and deferrals	(23,432)	(75)	(29)

Total accounts receivable and availabilities	(681,870)	(88,587)	(10,468)

Totals net financial debt (Availabilities)	679,618	(58,693)	169,495

TI Media funds its operations principally from cash generated by operating activities and available credit facilities. Short term borrowing towards Telecom Italia/Accounts receivable from Telecom Italia involve short-term deposit/debt established with the Group treasury managed by Telecom Italia S.p.A.. These deposits/debts are earning interest at market rate. As described above, in 2004, TI Media’s cash position decreased mainly due to the settlement of the “De Agostini” dispute, capital expenditures, investments in intangible assets and financial investments.

TI Media’s long-term debt as of December 31, 2004, including amounts due within one year, amounted to €138.

The tables below show TI Media’s contractual obligations and commercial commitments as of December 31, 2004.

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(millions of euro)
Contractual Obligations:
Long-term debt	0	0	0	0	0
Capital lease obligations	0	0	0	0	0
Operating lease	15.4	6.5	7.1	1.3	0.5
Cross border lease	0	0	0	0	0

Total obligations	15.4	6.5	7.1	1.3	0.5

Short-term borrowings amounted to €173,188 and include €120,900 for the short-term borrowing from Telecom Italia S.p.A., net of repayments made during the year, used for the acquisition of a 40% stake in Finanziaria Web as envisaged by the “De Agostini settlement”.

The loan expired on June 20, 2005 with Telecom Italia Media’s option for renewal in accordance with the commitments undertaken by Telecom Italia S.p.A. upon the transfer of the majority stake in New SEAT, so as to enable Telecom Italia Media to have the necessary funds to meet its obligation of the final of the Spin-off.

Off-balance sheet arrangements

As of June 20, 2005, neither TI Media nor any company within the TI Media Group is a party of any off-balance sheet arrangements, that have or are reasonably likely to have a current or future effect on TI Media’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Investments

The following table provides an overview of the investments made in the time periods indicated:

	2002			2003			2004
	TI Media	Transferred Activities	Total	TI Media	Transferred Activities	Total	Total
	(thousands of euro)
Industrial investments	46,638	34,264	80,902	84,657	17,201	101,858	61,728
Goodwill	14,860	25,524	40,384	10,643	49,914	60,557	5,948
Financial investments	50,955	16,867	67,822	4,667	4,407	9,074	2,941

	112,453	76,655	189,108	99,967	71,522	171,489	70,617

Industrial investments of TI Media related in 2003 primarily to the Television segment in the amount of €49,788 and the Internet segment in the amount of €29,697 the purchase of digital frequencies and infrastructures for DIGITAL testing in the amount of €25,960 and the purchase of television rights and bolster equipment for broadcasting television signals in the amount of €23,828. Investments made by the Internet business unit primarily involved infrastructure upgrades in the amount of €15,490 and the development of software platforms in the amount of €6,116.

Goodwill investments in 2003 refer to consolidation differences, mainly for the acquisition of additional stakes in TDL Infomedia in the amount of €42,622, Consodata S.A. in the amount of €6,705, GPP S.p.A. in the amount of €3,059, OPS S.r.l. in the amount of €2,546, Teleprofessional S.r.l. in the amount of €1,342 and Databank S.p.A. in the amount of €2,390.

TI Media’s industrial investments in 2004 related primarily to the Television segment in the amount of €37,817 and the Internet segment in the amount of €20,335. The investment by the Television segment consist of investments made by the Television segment consisted of the purchase of digital frequencies and infrastructures for DIGITAL testing in the amount of €13,275 and investments to purchase television rights and bolster equipment intended to broadcast television signals in the amount of €24,542. Investments made by the Internet segment related primarily to the purchase of modems and routers for access users, to the WI-FI development made by the Tin.it Division in the amount of €15,345, and to the development and provision of Virgilio portal services and the development of the technological infrastructures carried out by Matrix S.p.A. in the amount of €4,990.

Goodwill investments in 2004 refer to consolidation differences, mainly for the acquisition of additional stakes in GPP S.p.A. in the amount of €5,381, Databank S.p.A. in the amount of €567 under contractual commitments assumed in previous financial years.

Critical Accounting Policies

TI Media’s discussion and analysis of its financial condition and results of operations are based upon TI Media’s consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the Republic of Italy (Italian GAAP). Reported financial condition and results of operations of TI Media are sensitive to accounting methods, assumptions and estimates that underlie the preparation of financial statements generally. TI Media bases its estimates on historical experience and on various other assumptions, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing TI Media’s financial statements. TI Media believes the following critical accounting policies involve the most significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition

TI Media’s primary revenue streams consist of Internet access and related services, advertising services, sales of office products and services and publishing.

Revenues from Internet access and related services primarily represent subscription services, which are recognized over the subscription period on a straight-line basis. TI Media also receives certain installation and activation revenues from new customers. Under U.S. GAAP, TI Media defers recognition of non-refundable connection fees and other initial fees and recognizes these over the estimated customer relationship period. TI Media also defers the associated direct expenses over the estimated customer relationship period in an amount equal to or less than the amount of deferred revenues. If the length of the estimated customer relationship period increases or decreases, the amounts of deferred revenue and deferred expense is adjusted over the revised estimated life.

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

Acquisition Accounting

TI Media entered into certain acquisitions and in the future may make additional acquisitions. TI Media generally accounts for these acquisitions based on the form of the transaction. Cash exchanged for assets or shares is accounted for at its face value. However, other consideration, such as the fair value of shares exchanged are generally not accounted for in Italian GAAP. In general, the Company uses carry over basis of the assets acquired and liabilities assumed and allocates the difference between the purchase price paid and the carry over basis to the intangible asset goodwill.

For purposes of U.S. GAAP reporting, TI Media is required to perform a purchase price allocation under SFAS 141, Business Combinations. As part of that allocation, it is necessary to develop a purchase price, which under U.S. GAAP requires that all consideration, including the fair value of exchanged shares, be valued. This purchase price, which is generally higher than that arrived at for the same acquisition using Italian GAAP, is then allocated to the fair value of the assets acquired and liabilities assumed. The allocation requires that all assets and liabilities, including those not reflected in the final financial statements of the acquired entity, be valued. This valuation approach requires that significant estimates be made. Under U.S. GAAP, this allocation takes on significant meaning, as under existing U.S. GAAP (see also “Valuation of Goodwill” below), the asset “goodwill” is no longer a wasting asset. Therefore, as goodwill is no longer amortized on a periodic basis, the cumulative estimates and judgments made in:

•	the definition of the purchase price;

•	the identification of the assets acquired and liabilities assumed in the acquisition;

•	the valuation of these assets and liabilities in the purchase price allocation; and

•	the assessment of whether selected assets have an indefinite life or are amortizing;

have a significant impact on both the level of total goodwill and the statement of operations.

Valuation of Goodwill

Goodwill resulting from business combinations is amortized on a straight-line basis over its estimated useful life. The estimated useful life is subject to adjustment if facts and circumstances indicate that the assets’ economic life has been affected by other variables, including technological feasibility, competitive factors and contractual rights.

Nonscheduled write-downs are provided when an impairment in the value of goodwill occurs. TI Media reviews on a regular basis the performance of its subsidiaries. When there is reason to believe that the goodwill arising from the acquisition of a business is impaired and that the impairment is of a permanent nature, TI Media compares the carrying amount of that subsidiary or business to its fair value. The determination of the fair value of a subsidiary involves extensive use of estimates. Methods commonly used by TI Media for valuations include discounted cash flow methods, comparable market multiples and quoted stock market prices, if available. Factors affecting estimated fair values typically include discount rates, future cash flows, growth rates and weighted average cost of capital. These estimates, including the methodologies used, are important in determining fair value and ultimately the amount of any goodwill impairment.

For purposes of U.S. GAAP reporting, TI Media uses the requirements of SFAS 142, Goodwill and Other Intangible Assets, and as a result TI Media does not amortize goodwill and indefinite lived intangible assets. The requirements of SFAS 142 include that goodwill be tested for impairment at least annually (and between annual tests when certain triggering events occur) using a two-step methodology. The first step screens for potential impairment at the reporting unit level, while the second step measures the impairment, if any. Under U.S. GAAP, the quoted market price of an asset or other valuation techniques, including discounted cash flow, comparables, etc., are acceptable valuation methodologies to assess fair value. The selection of the various assumptions that are necessary to arrive at the fair value of a reporting unit, including the assumptions used in the underlying business plans or targets, require substantial management judgment and discretion. If actual results differ from these estimates, or if TI Media adjusts these estimates in future periods, operating results could be significantly affected.

Deferred Taxes

TI Media is required to perform an estimation of actual current tax exposure and the assessment of the temporary differences resulting from differing treatment of items, such as accruals and amortization, among others, for tax and financial reporting purposes. These differences result in deferred tax assets and liabilities, which are included within TI Media’s consolidated balance sheet. TI Media must assess in the course of its tax planning process the ability to obtain the benefit of deferred tax assets based on expected future taxable income and available tax planning strategies. If in management’s judgment, the deferred tax assets recorded will not be recovered, a valuation allowance is recorded to reduce the deferred tax asset.

Significant management judgment is required in determining the provision for income taxes, deferred tax assets, deferred tax liabilities and valuation allowances to reflect the potential inability to fully recover deferred tax assets. In the Italian GAAP financial statements the analysis is based on the estimates of taxable income and the period over which the deferred tax assets and liabilities will be recoverable. If actual results differ from these estimates, or these estimates are adjusted in future periods, TI Media may need to establish an additional valuation allowance which could adversely affect our financial position and results of operations.

Under U.S. GAAP, TI Media assesses the recoverability of tax assets based on the criteria of “more likely than not”, that is, a probability of recoverability just over 50%. Assessment of the appropriate amount and classification of income taxes is dependent on several factors, including estimates of the timing and realization of deferred income tax assets and the timing of income tax payments. Actual collections and payments may materially differ from these estimates as a result of changes in tax laws as well as unanticipated future transactions impacting related income tax balances.

Accrued Liabilities

TI Media exercises considerable judgment in recording accrued liabilities and the exposure to contingent liabilities related to pending litigation or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation as well as other contingent liabilities.

Judgment is necessary in assessing the likelihood that a pending claim will succeed or a liability will arise and to quantify the possible range of the final settlement. In case the occurrence of a contingency or potential liability is more likely than not, TI Media accrues an amount for contingent liabilities that represents management’s estimate at that date. Because of the inherent uncertainties in the foregoing evaluation process, actual losses may be different from the original estimated amount accrued.

For purposes of U.S. GAAP, TI Media applies the guidance outlined in SFAS 5, Accounting for Contingencies. Under SFAS 5 a loss contingency is considered to exist when a future use of assets to settle a liability or claim is considered probable and can be reasonably estimated. The necessary estimates used by management rely on the analysis of internal specialists, attorneys or other external specialists as considered necessary. A revision of the original estimates may significantly affect future operating results.

Adoption of International Accounting Standards

With effect from the 2005 fiscal year, TI Media, in coordination with Telecom Italia, will prepare its interim and annual consolidated financial statements in accordance with IAS/IFRS.

Evolution of the Regulatory Framework

The principal phases which characterized the process of accounting harmonization within the European Union, and in Italy in particular, are:

•	the adoption of Regulation No. 1606 issued by the European Parliament and by the Council of the European Union in July 2002 which provides for the mandatory application of IAS/IFRS, beginning from 2005, for the consolidated financial statements of companies listed in regulated markets of the European Union; moreover, this Regulation accorded to the Member States the authority to permit or to require the application of IAS/IFRS also for the preparation of the annual statutory accounts of listed companies and the annual statutory accounts and consolidated financial statements of unlisted companies;

•	the European Commission’s adoption of Regulation No. 1725 dated September 29, 2003 which approved the international accounting standards, and related interpretations, existing at September 14, 2002; IAS 32 and IAS 39, relating to the disclosure and measurement of financial instruments, respectively, and the related interpretations (SIC 5, 16 and 17) were excluded from that approval process;

•	the issue, by Italian legislators, of Law No. 306 dated October 31, 2003 (“2003 EU Law”) by which the Italian legislators exercised (Art. 25) the option permitted by the above-cited EU Regulation No. 1606/2002, and, accordingly, delegating the Government to adopt one or more legislative decrees implementing the authority provided by the above-mentioned EU Regulation within one year of the law coming into force (i.e., within November 30, 2004);

•	the issue by Italian legislators of Legislative Decree No. 28 dated February 28, 2005 which implemented the provisions contained in the Art. 25 of the above-cited Law No. 306/2003. This decree provides that listed companies required by EU Regulation No. 1606/2002 to prepare their consolidated financial statements in accordance with IAS/IFRS may, from 2005, also draw up their annual statutory financial statements in accordance with those standards (mandatory from 2006). The possibility of applying IAS/IFRS to the unlisted subsidiaries of listed companies is also available.

In this regard, TI Media intend to apply IAS/IFRS for their annual statutory financial statements beginning from 2006;

•	the recommendations of CESR (Committee of European Securities Regulators) published on December 30, 2003 and containing guidelines for companies listed within the EU regarding the transition to IAS/IFRS;

•	the European Commission’s adoption of Regulations No. 707 dated April 6, 2004, which approved IFRS 1 “First-time adoption of International Financial Reporting Standards”, No. 2086 dated November 19, 2004, which approved, with certain limitations, IAS 39, and No. 2236, No. 2237 and No. 2238 dated December 29, 2004 which approved IAS 32 and the other accounting standards reviewed by the IASB in December 2003 and March 2004, the new IFRSs issued in March 2004 (with the exception of IFRS 2, approved by the European commission with Regulation No. 211 dated February 4, 2005), and the interpretation document IFRIC 1 “Changes in Existing Decommissioning, Restoration and Similar Liabilities”, thereby achieving a stable system of accounting standards.

However, the version of IAS 39 approved by the EU in the above-cited Regulation No. 2086 differs from the text approved by the IASB with regard to certain aspects of the valuation of liabilities at fair value and of the macro-hedging of the interest rate risk associated with portfolios of assets and liabilities. The Telecom Italia Group intends to apply the full version of IAS 39 (i.e. the version published by the IASB).

Telecom Italia Group’s Process of Conversion to IAS/IFRS

During 2003, TI Media, in coordination with Telecom Italia commenced a specific project relating to the implementation of IAS/IFRS (through the establishment of a dedicated working group involving the principal companies of the Telecom Italia Group) with the final objective being the restatement, in accordance with IAS/IFRS, of:

•	the opening consolidated balance sheet at January 1, 2004 (dated of transition to the new accounting standards);

•	the consolidated financial statements for the year ended December 31, 2004 prepared for comparative purposes only (limited to the financial statements only);

•	the 2004 interim data (quarterly and first-half data) prepared for comparative purposes only.

At present, the first two steps are substantially completed while the restatement of the 2004 interim data is in progress.

Moreover, the restatement of the opening consolidated balance sheet at January 1, 2004 and of the statements of the consolidated financial statements for the year ended December 31, 2004 required the following preliminary decisions by Telecom Italia among the options provided by IAS/IFRS:

Financial statement presentation:

•	Balance sheet: IAS 1 requires the classification of assets and liabilities as “current/non-current” or in terms of the “liquidity of the assets and liabilities”. The Telecom Italia Group uses the “current/non-current” classification which is generally applied by industrial and commercial enterprises;

•	Statement of income: in accordance with IAS 1, the statement of income may be presented with expenses classified by function or by nature. The Telecom Italia Group has chosen to adopt the classification of expenses by nature;

Principal exemptions provided by IFRS 1 upon first-time adoption of IAS/IFRS (January 1, 2004):

•	valuations of property, plant and equipment, investment property and intangible assets at fair value or, alternatively, at revalued cost as the deemed cost: for property, plant and equipment the Telecom Italia Group can take advantage of the following optional exemptions:

•	to adopt the fair value of the asset at January 1, 2004, instead of the original cost, as deemed cost; or

•	to adopt, in the presence of certain conditions, the revalued cost of the asset, instead of the original cost, as deemed cost.

These exemptions are applicable also for investment property valued at cost (IAS 40) and to intangible assets valued at cost provided they meet the criteria required by IAS 38 for their recording. The Telecom Italia Group will utilize these exemptions and use revalued cost for certain of its assets;

•	share-based payments: IFRS 2 is applicable to financial statements for periods beginning on or after January 1, 2005. However, earlier application of this standard is encouraged. The Telecom Italia Group intends to apply IFRS 2 prospectively beginning from January 1, 2004;

•	business combinations: should be accounted for by applying the purchase method provided by IFRS 3. For purposes of the first-time adoption of IAS/IFRS, IFRS 1 allows a company/group not to apply IFRS 3 retrospectively to any business combinations which occurred before the date of transition to IAS/IFRS (January 1, 2004). However, if any business combination which occurred before the date of transition is restated to comply with IFRS 3, all subsequent business combinations should be restated in accordance with the purchase method set out in IFRS 3. The Telecom Italia Group has chosen to adopt IFRS 3 prospectively beginning from January 1, 2004;

•	financial instruments recorded in accordance with previous accounting principles: a company/group should apply IAS 39 to financial statements for periods beginning on or after January 1, 2005. Earlier application is permitted. The Telecom Italia Group has chosen to adopt IAS 32 (Financial Instruments: Disclosures and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement) from January 1, 2004;

•	designation date of financial instruments as instruments at “fair value through profit or loss” or as “available for sale”: in accordance with IAS 39 a company/group should designate, at the time of initial recognition, a financial instrument as a financial asset or financial liability “at fair value through profit or loss” or as a financial asset “available for sale”. IAS 39 allows the possibility to make that designation at the date of transition to IAS/IFRS, and thus at January 1, 2004. The Telecom Italia Group is taking advantage of this exemption by making the designation at the date of transition;

•	derecognition of financial assets and liabilities: in accordance with IAS 39, which amended IFRS 1, a company/group which applies IAS/IFRS for the first time should apply the “derecognition of non-derivative financial assets/liabilities” prospectively for financial years beginning on or after January 1, 2004. In other words, if a company/group, in accordance with its previous accounting policies, derecognized certain non-derivative financial assets and/or liabilities pertaining to transactions that occurred before January 1, 2004, it should not recognize those assets and/or liabilities in accordance with IAS/IFRS (unless they satisfy the conditions provided for recognition following a transaction or event occurring after January 1, 2004). However, a company/group may apply the “derecognition of non-derivative financial assets/liabilities” retrospectively from a date of the company/group’s choosing, provided that the information needed to apply IAS 39 to assets and/or liabilities derecognized as a result of past transactions was obtained at the time of initially accounting for those transactions. The Telecom Italia Group intends to apply the “derecognition of non-derivative financial assets/liabilities” retrospectively from January 1, 2003;

Accounting treatments chosen from the accounting options allowed by IAS/IFRS:

•	inventories: in accordance with IAS 2, the cost of inventories should be determined by using the FIFO method or the weighted average cost method. The Telecom Italia Group has chosen to use the weighted average cost method for each movement;

•	valuation of tangible and intangible fixed assets: subsequent to the initial measurement at cost, IAS 16 and IAS 38 provide that these assets may be valued at cost (and depreciated/amortized) or at fair value. The Telecom Italia Group has chosen to adopt the cost method;

•	borrowing costs: as regards the recording of borrowing costs that are directly attributable to the acquisition, construction or production of an asset, IAS 23 provides that an entity may apply the benchmark accounting treatment, which provides for the immediate charge of borrowing costs to the income statement, or the allowed alternative accounting treatment, which provides, in the presence of certain conditions, for the capitalization of borrowing costs. The Telecom Italia Group has chosen to charge borrowing costs to the statement of income;

Principal Differences Between IAS/IFRS and Italian Accounting Principles

The principal differences emerging from the application of IAS/IFRS compared to Italian accounting principles are summarized as follows:

•	extraordinary items: in accordance with IAS/IFRS items of an extraordinary nature can no longer be shown separately in the statement of income, but should be classified as ordinary items;

•	goodwill and differences on consolidation: these items may no longer be amortized systematically in the statement of income but should be subject to a valuation, carried out at least annually, in order to identify any impairment in value (impairment test);

•	principles of consolidation: the possibility of excluding companies that are not significant in size, companies in liquidation, and those with dissimilar activities from the scope of consolidation has been eliminated;

•	assets purchased under financial lease contracts: in the consolidated financial statements prepared in accordance with Italian accounting principles, the Telecom Italia Group accounts for finance leases with an option to purchase (including sale and leaseback transactions resulting in a finance lease) as a finance lease, while other types of finance leases are accounted for as operating leases. Under the latter method lease payments are recorded as expenses for the period and any gains deriving from the sale of those assets are immediately recognized in the income statement. Instead, the adoption of the finance method, applicable, in accordance with IAS 17, to all types of finance leases, results in the recording in the statement of income of interest expenses on the financed principal amount and the depreciation charges on the value of the leased assets, as well as the recognition of these tangible assets as assets and the residual debt as liabilities in the balance sheet. Furthermore, the application of the finance method also results in the deferral and amortization over the lease term of any gains or losses deriving from sale and leaseback transactions;

•	stock options: IFRS 2 classifies stock options as “share-based payments” or rather as “goods or services acquired as consideration for equity instruments”; in particular, based on this standard, stock options should be valued at their fair value at the grant date, recording the cost in the statement of income with a contra-entry to increase reserves in shareholders’ equity;

•	employee termination indemnities (TFR): Italian accounting principles require recognition of the liability for employee termination indemnities (TFR) on the basis of the nominal liability matured to the end of the reporting period, in accordance with the statutory regulations in force; under IAS/IFRS, TFR falls under the category of defined benefit plans subject to actuarial valuation (taking into account mortality, foreseeable changes in salaries/wages, etc.) to present the present value of the benefit, payable upon termination of employment, that employees have accrued up to the balance sheet date;

•	derivative financial instruments: in accordance with IAS/IFRS, all derivatives should be reflected in the financial statements at their fair value. The method of accounting for derivative financial instruments varies based on their characteristics (hedging instruments and non-hedging instruments);

•	restoration charges: as required by IAS 37, the Telecom Italia Group must record liabilities to be incurred at the time tangible assets are abandoned as a result of a legal or constructive obligation assumed upon purchase and construction of the installations. The liabilities will be recorded at fair value, in the period in which they arise, as a balance sheet provision under provision for risks and charges, with a contra-entry to the tangible assets to which they refer; recognition in the statement of income occurs through the depreciation of the related asset over its estimated useful life;

•	put and call options on shares: in accordance with IAS 39, the irrevocable obligation related to the purchase of shares results in the recording of the shares to be purchased and the corresponding financial liability at the time that obligation arises;

•	discontinued operations: IFRS 5 requires that the results of discontinued operations (operations disposed of or held for sale) be presented in the statement of income separately from those of continuing operations; similarly, the assets and related liabilities of operations held for sale should be classified separately in the balance sheet;

•	revenues: in accordance with IAS 18, the recognition criteria should be applied separately to each transaction or, in certain circumstances, to the separately identifiable components of a single transaction, in order to reflect its economic substance and, with reference to the stage of completion of the transaction, this sometimes involves, compared to the Italian regulations in force, a deferral of revenues over the duration of the contract.

In particular, with regard to revenues from the activation of Internet services, the connection/activation service is not an independent process of revenue generation realized at the time the service is rendered; accordingly, the related revenue must be recognized over time in line with the supply of the related services. This period should be estimated based on the expected life of the relationship with the customer. Similarly, also the costs incurred for the activation of the service should be deferred and recognized in the statement of income over the expected duration of the relationship with the customer.

The Main Impact of the Application of IAS/IFRS on the Consolidated Financial Statements for 2004

The information reported below has been extracted or derived from the information included in a specific section of the 2005 First Quarter Report under IAS/IFRS filed with the Italian regulators. Such information was prepared in compliance with IAS/IFRS, and relative interpretations, currently in force.

Based on the foregoing, the effects on the 2004 consolidated financial statements arising from the adoption of IAS/IFRS are as follows:

•	a decrease in operating loss by €41 million (from €(107) million to €(66) million), net of charges reclassified from extraordinary items under Italian accounting standards which are no longer allowed under IAS/IFRS;

•	a decrease in consolidated net loss (for the portion attributable to the parent company) by €42 million (from €(267) million to €(225) million;

•	an increase in consolidated shareholders’ equity (for the portion attributable to the parent company) by €34 million (from €314 million to €348 million);

•	an increase in net financial debt by €1 million (from €169 million to €170 million).

In particular, the main impacts can be summarized as follows:

•	revenues: under Italian accounting standards, revenues from activating ADSL services are accounted for immediately in the statement of operations, whereas under IAS/IFRS they are treated as deferred revenues, as well as the related costs, to be amortized over the expected duration of the customer contract, with a consequent reduction of shareholders’ equity as of December 31, 2004 of €3 million and an increase of €2 million on 2004 net loss;

•	provisions for risks and charges: the requirements specified by IFRS entail a more restrictive interpretation of the conditions needed for recognizing these liabilities and the discount of the amounts estimated to be paid after 12 months. In particular, under IFRS the opening balance sheet at January 1, 2004 reflects a positive adjustment to the opening shareholders’ equity due to the reversal of some provisions for risks and charges recognized under Italian accounting standards. This different accounting treatment results in an increase of the shareholders’ equity by €3 million, including a reduction of €1 million in 2004 net loss under IFRS, as a consequence of the reversal of the uses of provisions and of accruals recorded in the same fiscal year in the statement of operations under Italian accounting standards;

•	goodwill: this item is no longer regularly amortized in the statement of operations but is subject to an impairment test at least once a year. For the fiscal year 2004 such change results in an increase of the shareholders’ equity, in particular due to the increase in consolidated net income, by €40 million, fully attributable to the elimination of the amortization;

•	consolidation area: under IFRS all subsidiaries must be consolidated. Therefore, in accordance with such accounting treatment subsidiaries in liquidation, which were not consolidated under Italian accounting principles, have been consolidated. The above-mentioned approach resulted in an increase of €1 million in the Company’s net financial position as of December 31, 2004;

Item 6. Directors, Senior Management and Employees

Directors and Senior Management and Employees

The management of TI Media is entrusted to a Board of Directors, which is vested with all the powers for the ordinary and extraordinary management of TI Media, with the sole exception of those which Italian law mandatorily reserves to the shareholders. The day-to-day management of TI Media is entrusted to the Deputy Chairman, the Managing Director and certain other key officers.

Under TI Media’s bylaws, the Board of Directors is made up of 7 to 21 members, as from time to time established by a shareholders’ resolution appointing the Board of Directors. The Board of Directors remains in office for the terms established by the shareholders’ resolution appointing it; no term, however, can be longer than three years. The directors may be re-elected.

The General Shareholders’ Meeting held on May 5, 2004 elected the Board of Directors for the duration until the General Shareholders Meeting to be held to approve the financial statements for the fiscal year ending December 31, 2004. The Board of Directors is composed of Riccardo Perissich (Chairman), Giuseppe Parrello (Deputy Chairman), Enrico Parazzini (Managing Director), Carlo Bertazzo, Adriano De Maio, Candido Fois, Giulia Ligresti, Romano Marniga, Gianni Mion, Gianfranco Negri Clementi, Alessandro Ovi, Giovanni Sabbatucci and Mario Zanone Poma.

Successively the General Shareholders’ Meeting held on April 4, 2005 elected the current Board of Directors. The current Board of Directors is composed of Riccardo Perissich (Chairman), Enrico Parazzini (Managing Director), Carlo Bertazzo, Adriano De Maio, Candido Fois, Giulia Ligresti, Romano Marniga, Gianfranco Negri Clementi, Alessandro Ovi, Paolo Roverato, Sergio Ristuccia, Giovanni Sabbatucci and Mario Zanone Poma.

Nomination and Election Rights pursuant to Shareholders Agreements

The information contained herein regarding the Olimpia shareholders’ agreements has been derived from publicly available information filed by the parties involved with regulatory authorities. So far as TI Media is aware, no facts have been omitted herein which would render the information misleading. No further or other responsibility in respect of such information is accepted by TI Media.

Various shareholders of TI Media entered into shareholder agreements which affect the management of TI Media. As noted in Item 4, effective August 4, 2003, Telecom Italia merged into Olivetti, which also became the parent company of TI Media. The largest shareholder in Telecom Italia after the merger is Olimpia with a stake of about 17%. (For more information on Olimpia, see Item 4- History – Expansion, Reorganization and Rationalization.) Olimpia’s shareholders are: Pirelli & C S.p.A. (“Pirelli”), Edizione Finance International (“Edizione Finance”), Hopa S.p.A. (“Hopa”), Unicredito Italiano S.p.A. (“Unicredito”) and Banca Intesa S.p.A. (“Banca Intesa”). As a result of these various shareholders’ agreements among the former Olimpia Shareholders, the following arrangements apply to TI Media.

In particular shareholders’ agreements was entered into between Pirelli and Edizione Holding S.p.A. (“Edizione Holding”) (whose obligations and rights were subsequently assigned to Edizione Finance International S.A.) dated August 7, 2001 (as amended on September 14, 2001 and on February 13, 2002) (hereinafter the “Agreements”), and an agreement among Pirelli, IntesaBci and UniCredito Italiano dated September 14, 2001 and subsequently amended on September 26, 2001, October 24, 2001 and December 16, 2003 (collectively, the “Agreements with the Banks”) Edizione Finance, a company 100% owned by Edizione Holding, which was subrogated to Edizione Holding’s rights and obligations, may designate one-fifth of the members of the Board of Directors available for nomination (not including the members of the Board appointed by minority shareholders and government agencies) and the Deputy Chairman, who will be the legal representative of the Company. As per June 8, 2005, 7,88% of Olimpia shares were transferred from Edizione Finance to Edizione Holding who assumed the related rights and obligation under the Agreement. One member of the Board is appointed at the request and designation of IntesaBci and one member of the Board is appointed at the request and designation of Unicredito. The same designation rights apply in case TI Media establishes an Executive Committee.

Hopa is a former bondholder of Olimpia. On December 19, 2002, Hopa and two of its affiliates accepted an offer by Olimpia to retire its bonds in exchange for a 16% interest in Olimpia. In connection with the acceptance of the retirement of the bonds by Hopa, Hopa entered into an agreement with the other Olimpia shareholders on February 21, 2003 as amended on January 23, 2004 and January 28, 2005 which sets forth certain rights and obligations of the shareholders of Olimpia that effect among other interests the governance and further increase of their interest in TI Media (the “Hopa Agreement”).

Under the Hopa Agreement, Hopa has the right to appoint one Olimpia director and the other Olimpia shareholders will seek to elect one director of TI Media nominated by Hopa (with a corresponding reduction in the number of Pirelli nominees).

The current Board of Directors consists of 13 members. The term of the current Board of Directors will expire at the annual general meeting held to approve the financial statements of TI Media for the financial year ending December 31, 2007. The members of the Board of Directors of TI Media are currently as follows:

Name	Position	Joined TI Media
Riccardo Perissich	Executive Chairman	2002
Enrico Parazzini	Managing Director	2001
Carlo Bertazzo	Director	2002
Adriano De Maio	Director	2003
Candido Fois	Director	2001
Giulia Ligresti	Director	2001
Romano Marniga	Director	2004
Gianfranco Negri Clementi	Director	2001
Alessandro Ovi	Director	2001
Giovanni Sabatucci	Director	2004
Mario Zanone Poma	Director	2001
Paolo Roverato	Director	2005
Sergio Ristuccia	Director	2005

The management of TI Media is currently as follows:

Name	Position	Joined TI Media
Riccardo Perissich	President	2002
Enrico Parazzini	Managing Director	2001
Paolo Serra	Chief Financial Officer	2003
Fabrizio Grassi	Vice President, Business Television and Business News	2003
Paolo Ferrari	Vice President, Business Office Products and Other	2003
Marco Ghigliani	Vice President, Human Resources	2003
Vincenzo Covelli	General Counsel	2002

Director and Company Management Biographies

Riccardo Perissich, born in Milan in 1942. Mr. Perissich was appointed Chairman of TI Media (then SEAT Pagine Gialle) in September 2002. Mr. Perissich began his career with Italconsult S.p.A. in 1962. In 1964, he left to become head of research on the European Communities at the Institute for International in Rome, where he would eventually be promoted to Deputy Director. In 1970 he joined the Commission of the European Communities. He was Head of Cabinet until 1986. In that year, Riccardo Perissich was appointed Deputy Director General at the Directorate-General for Internal Market and Industrial Affairs. In that capacity, he coordinated on behalf of the European Commission the program to complete the single market. Between 1990 and 1994 he was Director General of the Directorate-General for Industry, a position he left to join Pirelli. Between 1994 and 2001, Mr. Perissich was Director of Public Affairs and a member of the Board of Directors of Pirelli S.p.A.. From 2001 he coordinates Public Affairs for the Pirelli Group. On October 1, 2001 he became the Head of Public and Economic Affairs of the Telecom Italia Group. On September 4, 2002 he was appointed Chairman of Seat Pagine Gialle (now Telecom Italia Media). Riccardo Perissich is a member of the Executive Board of Confindustria, Director responsible for Research of Assolombarda, Deputy Chairman of the Industrialist Union of Rome and Assonime, member of the Board of Directors of Enciclopedia Treccani, member of the Board of Directors and member of the Executive Committee of ISPI, member of the International Institute for Strategic Studies (London), the Institute for International Affairs (Rome) and the Aspen Institute Italia (Rome).

Enrico Parazzini, born in Milan in 1944. Mr. Parazzini was appointed Chief Financial Officer in 2001. He is also Head of Telecom Italia Group Finance, Administration and Control. Mr. Parazzini began his career in 1968 as a Junior Auditor at Arthur Andersen. In 1969, he was hired by the Finance Department at General Electric. Mr. Parazzini joined Honeywell Information Systems Italia in 1970 and was promoted over the next 20 years through the company, holding the positions of Financial Planning Manager from 1975 to 1980, Administration and Control Manager from 1981 to 1986 and Chief Financial Officer from 1987 up to 1990. In 1991, after Honeywell sold its business to the Bull Group, Mr. Parazzini was appointed General Manager of Administration, Control, IT Systems and Logistics. He joined Pirelli as Group Controller in May 1992. He took an active part in the process of Group restructuring, with special reference to reform of the planning and control system. Between 1996 and 1999, he was Head of Administration, Group Acquisitions and Risk Management. He was appointed Chief Financial Officer of the Cables and Systems division in 2000. Mr Parazzini is currently also Managing Director of Telecom Italia Media, Chairman of Telecom Italia International, Holding Media e Comunicazione, La7 Televisioni, MTV Italia, Matrix, Finanziaria Web and Board member of TM news, TI Latam, Finsiel, TI Audit, Progetto Italia S.p.A., Italtel Holding and Italtel. Since 1994 he has worked as a visiting lecturer on the Multinational Group Planning and Control Course at the “Luigi Bocconi” University of Milan and since 2002 as Professor of the Master in Corporate Finance at the “SDA” – Scuola di Direzione Aziendale” of the “Luigi Bocconi” University. Since 1994 he has worked as a visiting lecturer on the Multinational Group Planning and Control Course at the “Luigi Bocconi” University of Milan.

Carlo Bertazzo, born in Monselice in 1965. Mr. Bertazzo was appointed as Director in 2002. Mr. Bertazzo started his professional career in 1990 with Banca Commerciale Italiana. In 1991, he joined IFI – Instituto Finanziaria Industriale S.p.A., where he filled several positions in such areas as Control, Financial Planning and Portfolio Company management. He became Chief Financial officer of Edizione Holding S.p.A in 1995. He is also a director of Autostrade per l’Italia S.p.A. and TIM.

Candido Fois, born in Nulvi near Sassari, in 1941. Mr. Fois was appointed as Director in May 2001. Mr. Fois is a practicing lawyer. Since 1993 he is a Professor of commercial law at the University of Padua. Mr. Fois is also Deputy Chairman of Unicredit Private Banking S.p.A., Alleanza S.p.A. and director of SEP S.p.A. (Gazzettino di Venezia). He is also Chairman of Aprilia S.p.A. and member of the Board of Directors of Alleanza Assicurazioni S.p.A., Stefanel S.p.A. as well as TI Media. He was a member of the Board of Directors and Deputy Chairman of both Banca Cattolica del Veneto, and of Mediocredito delle Tre Venezie. He was member of the Board of Directors of Banco Ambrosiano Veneto and member of the Board of Directors and member of the Executive Committee of Mediocredito Lombardo S.p.A. and member of the Board of Directors of Unicredito S.p.A. He qualifies as an independent director, as he fulfills the relevant requirements of TI Media’s code of conduct.

Adriano De Maio, born in Biella in 1941 and became Director in 2003. In 1964, Adriano De Maio began a teaching and research career at Politecnico di Milano. Until 1994 he was a member of the Board of Directors of the Faculty of Politecnico di Milano and head of the Technological Innovation and Project Management Area. He was

the Rector of Politecnico between 1994 and 2002. In June 2003, De Maio was appointed Extraordinary Commissioner of the National Research Center by the Ministry of Education, University and Research, to manage the reorganization of that agency. Currently, he is Rector as well as Professor of Economics and Corporate Innovation Management at the School of Economics of “LUISS Guido Carli” University and Science and Technology Advisor to the Governor of Lombardia Region. Adriano De Maio is the Chairman of IRER - Istituto di Ricerca della Lombardia – as well as Honorary Chairman of TIME, an association made up of 40 technical universities of excellence, which he chaired between 2000 and 2002. Since 2002, he has been Chairman of the Excellence Centers Evaluation Group set up by the Ministry of Education, as well as Coordinator of the Advisory Commission of the Minister of Education, University and Research on university reform. Since 2003, he has been Chairman of Dike Aedifica S.p.A., a subsidiary of Patrimonio dello Stato S.p.A. intended to build correctional and judicial facilities for the Ministry of Justice. Adriano De Maio qualifies as an independent director, as he fulfills the relevant requirements of TI Media’s code of conduct.

Paolo Ferrari, born in Turin in 1970. Mr. Ferrari graduated in Business Management, major in Marketing, from Luigi Bocconi University, Milan. Master of Business Administration, major in Management and Finance, New York University, Leonard N. Stern School of Business. In December 2003, he became Vice President of Telecom Italia Media’s “Office Products and other Activities” Business Unit. He was appointed as Chairman of the Board of Directors of Gruppo Buffetti S.p.A., with full executive responsibilities over the company. He was also Chairman of Databank S.p.A. and Televoice S.p.A.. In 2002, Mr. Ferrari was an executive of the “Italian Directories” division of SEAT Pagine Gialle (now Telecom Italia Media S.p.A.) as well as Operations Director of Thomson Ltd., a company of the SEAT group engaged in the directory market in Great Britain. Between 2000 and 2002, he was Head of Sales and Business Development at Kataweb S.p.A., the Internet company of publishing group Gruppo Editoriale L’Espresso. Between 1999 and 2000, Paolo Ferrari was an Associate – Mergers & Acquisitions Europe –at Credit Suisse First Boston. In 1998, he oversaw the restructuring of the apparel division of the Marzotto Group in his capacity as a consultant of Bain & Company.

Gianni Mion, born in Vo’, near Padua, in 1943. Following a brief academic experience at Ca’ Foscari University in Venice (assistant Professor of Political Economy), in 1967 he joined KPMG as an auditor, working in Rome and in Chicago. In 1973, Gianni Mion became the controller of Mc Quay Europa S.p.A.. In 1974, he joined Gepi S.p.A., where he became Deputy General Manager in 1980. Between 1983 and 1985, Mion was Managing Director of Fintermica S.p.A. and eventually Chief Financial Officer of Marzotto S.p.A.. He has been the Chief Executive Officer of Edizione Holding S.p.A. since 1986. He is a member of the Boards of Directors of Benetton Group S.p.A., Autogrill S.p.A., 21 Investimenti S.p.A., Autostrade S.p.A., Sagat S.p.A., Banca Antonveneta S.p.A., Olimpia S.p.A., as well as - since 2001 - of Telecom Italia S.p.A., Tim S.p.A. (where he was appointed Deputy Chairman in 2002) and Telecom Italia Media S.p.A..

Marco Ghigliani, born in 1965, he was appointed as Vice President Human Resource in 2003. Before joining TI Media he was Vice President Human Resources in SEAT Pagine Gialle from 2002 to 2003. In 2001 he worked in Telecom Italia – Wireline as Regional HR Manager in Milan. After graduating from university with a major in Sociology, Mr. Ghigliani worked for FIAT AUTO as Plant HR Manager in different sites.

Fabrizio Grassi, born in 1959, has been Vice President of Business Television and Business News of TI Media since 2003. He is also Managing Director of HMC and La7 Televisioni, Chairman of TI Media Broadcasting, Director of MTV Italia and Managing director of Telecom Media News. His most important appointments in the past include: Deputy General Manager of La Repubblica, Head of the Organization and Personnel Department of Gruppo Editoriale L’Espresso, several appointments, such as Head of Institutional Relations for Central and Southern Italy, Employees Organization General Manager Assistant to the Head of Industrial Relations, for the automotive and industrial Fiat Group.

Giulia Ligresti, born in 1968. Ms. Ligresti was appointed as Director in 2001. She is the Chairman and Managing Director of Premafin Finanziaria Holding di Partecipazioni and President of Fonsai MB&A S.p.A. and Gilli S.r.L as well as Vice President of Fondiaria SAI S.p.A., Chief Executive Officer of SAI Holding Italia S.p.A. and SAIFIN S.p.A., Director of Finadin S.p.A., Iena Presbourg SA, Pirelli e C.S.p.A. and Sainternational SA.. Ms. Ligresti is a Director and a member of the Executive Committee of Milano Assicurazioni S.p.A.. Ms. Ligresti qualifies as an independent director, as she fulfills the relevant requirements of Telecom Italia Media’s code of conduct.

Romano Marniga, born in Lumezzane, near Brescia, in 1960 and became Director in 2004. Mr. Marniga began his career in 1985 with Abert S.p.A., where he became member of the Board of Directors and Chief Financial Officer in 1987. Between 1987 and 1993 he was a member of the Board of Directors of both Fin-Eco Holding S.p.A. and Credito Milanese S.p.A.. Between 1992 and 1997 he was Chief Executive Officer of Bresciafidi S.p.A.. Mr. Marniga was a director of Colmark S.p.A. until this company merged with La Rinascente. In 1999 he became General Manager of FIN-BER S.p.A. and eventually was appointed Chief Executive Officer of Fingruppo Holding S.p.A., HOPA S.p.A. and Investimenti Immobiliari Lombardi S.p.A. (until its merger with BPL Investimenti S.p.A. in 2002). Currently, he is Deputy Chief Executive Officer of Hopa S.p.A., Fingruppo Holding S.p.A. e Holinvest S.p.A., as well as member of the Boards of Directors of Abert S.p.A., Bios S.p.A., Critefi Sim S.p.A., Nazionale Fiduciaria S.p.A., CST Bristol S.p.A., Unipol Merchant S.p.A., LOCMAN S.p.A., Dimensione Immobiliare S.p.A., Centostazioni S.p.A., Finsoe Finanziaria S.p.A., Bipielle Investimenti S.p.A., VEMER-SIBER Group S.p.A., AON Italia S.p.A..

Gianfranco Negri Clementi, born in 1931 in Rome. Mr. Negri Clementi was appointed as Director in May 2001. After graduation from law school, Gianfranco Negri Clementi cooperated with the International Law Institute of the University of Milan. In the meantime, he started practicing law by establishing his own law firm, which would gradually specialize in business law, corporate law, banking, insurance and securities law, acting as a counsel in these areas and representing clients in court and in arbitration proceedings. As the number and importance of the clientele increased, so did the size of the law firm which, in the 1980s became a Partnership, with four offices (Milan, Rome, Verona and Vicenza) and over one hundred professionals. The firm (which currently operates as a part of an international network of independent law firms) is particularly active in M&A and provides legal advisory services on financial markets, assisting brokerage houses, mutual funds, asset management companies, open-end mutual funds, fiduciary companies as well as companies seeking stock exchange listing. Negri Clementi is a member of the Board of Directors of Unicredito Italiano S.p.A., Unicredit Audit S.p.A., Rasbank S.p.A. e Perfetti S.p.A. as well as TI Media. Furthermore, he chairs, or participates in the activities of, Associations and charitable Foundations. Gianfranco Negri Clementi qualifies as an independent director, as he fulfills the relevant requirements of TI Media’s code of conduct.

Alessandro Ovi, born in 1944 in Carpineti, near Reggio Emilia. Mr. Ovi was appointed as Director in December 2001. He is a Director of the Euro Pacific Fund, New World Fund and New Perspective Fund, all three part of The Capital Fund, Korn Ferry and Assicurazioni Generali S.p.A. Mr. Ovi is a Director as well as a member of the audit committee of STMicroelectronics. He is Special Advisor in industrial matters to the President of the European Commission and Editor of the journal “Technology Review Italy” (The MIT Journal of Innovation). Mr. Ovi was appointed senior Vice President between 1993 and 1994 for International and Institutional Affairs of IRI S.p.A. and Chief Executive Officer of Tecnitel (Telecom Italia Group) between 1994 and 2000. Mr. Ovi is President of the IAI (International Affairs Institute), the Aspen Institute, the United States — Italy Council, and the Italy-Japan Business Group. Mr. Ovi is also a member of the Life Trustee and Investment Committee of Carnegie Mellon University (Pittsburgh) and of the Corporation Development Committee of MIT. Mr. Ovi qualifies as an independent director, as he fulfills the relevant requirements of TI Media’s code of conduct.

Giuseppe Angelo Parrello, born in Milan in 1946. Mr. Parrello joined Telecom Italia S.p.A. on September 1, 2001. In December 2001 he was appointed Deputy Chairman of Seat Pagine Gialle S.p.A., with executive responsibilities. At the end of 2003, he was appointed as Deputy Chairman and Chief Executive Officer of La7 and Chairman of MTV. Eventually, he was appointed as the head of the Terrestrial Digital Project of Telecom Italia as well as Deputy Chairman of LA7 Televisioni and MTV. Before joining Telecom Italia, Mr. Parrello was the Manager of the Personnel and Organization department of the Montedison Group until 1994. He was a member of the Boards of Directors of several companies of the Montedison Group (Telemontecarlo, Messaggero, Trenno, Intermarine, Cantiere Tencara, Montecatini, Farmitalia Carlo Erba, Buffetti, Nikols, among others), where he filled also executive roles. Between 1994 and 2000, Parrello was the Chief Executive Officer of Gruppo Calcestruzzi S.p.A. (renamed as Calcemento). In 1998 he became Chief Executive Officer of Heracles, a Greek group, as well as Chairman of Concretum S.A.. Between May 2000 and September 2001 he was Chairman and Chief Financial Officer of Edison and Hellas S.A..

Sergio Ristuccia, born in Rome on December 5, 1933 and was appointed Director in 2005. Between 1976 and 1987 Sergio Ristuccia was Secretary General of the Adriano Olivetti Foundation, after he had joined its Executive

Committee in 1970. Between 1980 and 1982 he was Head of Cabinet of the Minister of the Treasury. In this period he chaired, among others, the “working group for regional finance” at the Presidency of the Council and the Commission responsible for setting up the new Directorate General for the peripheral services of the Treasury, contributing to design the reform of the Deposits and Loans Fund (Cassa Depositi e Prestiti – law no. 197/1983). Between October 1986 and May 1990 Ristuccia was Secretary General of the Court of Accounts. Between 1990 and 1992 he was the magistrate appointed to control ENI. In 1992, after he resigned from the Court of Accounts, he started his own consulting practice. He has chaired the Italian Council for Social Sciences since 1991. He is a member of the Association for the Economy and Culture since 1992. Between 1993 and 1997 he was chairman of Ernst & Young amministrazioni pubbliche e organizzazioni non profit S.r.l. Between 1995 and 2000, Sergio Ristuccia was a member of the Board of directors of Risorse per Roma S.p.A.. Between November 1996 and February 1999 he was a member of the Board of Directors of the Italian Space Agency. He was a member of the Executive Committee of the European Cultural Foundation based in Amsterdam. He is a member of the Advisory Committee of the Workshop on Political Theory and Policy Analysis of the University of Bloomington (Indiana). He is the Chairman of QUES.IRE S.r.l. / Ristuccia Advisors, a research and consulting firm specializing in legal, strategic, organizational, economic and financial matters in the public-private partnership area. He is a lawyer in Rome, enrolled in the special register of Higher Jurisdictions. Sergio Ristuccia qualifies as an independent director, as he fulfills the relevant requirements of TI Media’s code of conduct.

Paolo Roverato, born in Padua in 1963 and became Director in 2005. Mr. Roverato graduated in Economics from Ca’ Foscari University in Venice in 1989. Paolo Roverato is a public accountant and auditor. In 1989 he began his career with Arthur Andersen S.p.A., where he became a manager, a position he held until he left in 2002. He has been an executive of Edizione Holding S.p.A. since 2002. Roverato is, among others, Chief Executive Officer of Aeroporti Holding S.p.A., member of the Boards of Directors of Aeroporto di Firenze S.p.A. Edizione property S.p.A. (a company managing the property and hotel portfolio of the Edizione Group), Sagat S.p.A., Schemaventotto S.p.A. (parent company of Autostrade S.p.A.).

Giovanni Sabbatucci, born in Sellano, near Perugia, in 1944, and was appointed as Director in 2004. Between 1975 and 1997, Giovanni Sabbatucci taught contemporary history at the University of Macerata, first as an adjunct Professor and received tenure in 1980. He is a Professor of contemporary history at the School of Literature and Philosophy of La Sapienza University in Rome, where he was the head of the Department of Modern and Contemporary History from 2002 to 2004. Sabbatucci has authored numerous publications mainly on united Italy’s political history. He was a contributor for “L’Espresso”, “Corriere della Sera” and “Liberal”. He has been a columnist of “Il Messaggero” since 1994. He is a consultant and co-author of TV history programs for RAI (RAI 3 and RAI Educational). He is an advisor to Lux Film and Rizzoli Audiovisivi, also on television fictions. Giovanni Sabbatucci qualifies as an independent director, as he fulfills the relevant requirements of TI Media’s code of conduct.

Mario Zanone Poma, born in 1939 in Zumaglia, near Biella. Mr. Poma was appointed as director in May 2001. Currently, Mr. Poma is Chairman of Intesa Mediocredito S.p.A., Commissioner of the Cariplo Fondazione, Chairman of Governance Consulting of the Italo-China Chamber of Commerce, Chairman of Governance Consulting as well as chairman of the Monza e Brianza Foundation. Mario Zanone Poma started his career with Olivetti in 1960, working in its sales department until 1964. Between 1964 and 1973, he was the marketing manager of Rank Xerox. Eventually, he joined Hoechst, where he helped to set up Kalle Infortec in Italy, becoming its General Manager. In 1989-1990, he worked with Fininvest, where he designed and implemented the initial stages of a pay-TV project. He held the office of chief executive and deputy chairman of Telepiu (the first Italian pay-TV) between 1990 and 1997. Since the early 80s he has given seminars and lectures in Italy and abroad on topics such as information technology and television. Mario Zanone Poma qualifies as an independent director, as he fulfills the relevant requirements of TI Media’s code of conduct.

Vincenzo Covelli, born in Rome in 1947, was appointed as the Secretary of the Board of Directors of TI Media in 2002. He is also overseeing Telecom Italia’s legal issues of its domestic and foreign subsidiaries since 2002. Mr. Covelli began his career in private practice in 1974. In 1977 he was appointed General Counsel of Aeroporti di Roma, in 1982 he became the head of the Corporate Affairs Department of Italstat S.p.A.. Finanziaria, a member of the IRI Group. In 1987 he became the Secretary of the Board of Directors of Iritecna S.p.A.. In 1993 he became General Counsel of Italcable S.p.A.. Following the merger of Italcable into Telecom SIP (renamed into Telecom Italia), he was appointed as head of Corporate Affairs of Telecom Italia, with specific responsibilities related to the Board of Directors and consolidated subsidiaries.

Paolo Serra, born in Rome in 1954. Mr. Serra graduated in Economics. He has been Chief Financial Officer of Telecom Italia Media S.p.A. since August 2003. He is a director of HMC, La7 Televisioni, Telecom Italia Media Broadcasting, TM News and Gruppo Buffetti. Prior to that, Paolo Serra was an Assistant Controller with Wabco–Westinghouse Compagnia Italiana Segnali S.p.A. (1980-1983) and head of the Operations Control department (1983-1987) in Digital Electronic Automatic S.p.A.. In July 1987, he joined the operations control department of STET- Società Finanziaria Telefonica, where he became an executive in October 1989. He was promoted to Central Deputy Manager in April 1993. In March 1994, he took over the Group Processes and Control function in the Strategy Planning Control and Development area of the Planning and Control Department. In July 1997, following the merger between STET and Telecom Italia, he was given responsibility over the Planning and Control function over the portfolio companies in the Control and Budget area of the Administration and Control department of the newly-named Telecom Italia. Between April 2000 and June 2002, he was Chief Financial Officer of Telespazio S.p.A. (Telecom Italia Group). Between June 2002 and July 2003, he was head of the Administration and Control function of IT Telecom (Information Technology S.p.A.).

Board of Statutory Auditors

Under Italian law, in addition to electing the board of directors, TI Media’s shareholders elect a Board of Statutory Auditors (Collegio Sindacale) at an ordinary shareholders’ meeting. The statutory auditors are elected for a term of three years, may be re-elected for successive terms and may be removed only for cause and with the approval of a competent court. Each member of the Board of Statutory Auditors must provide certain evidence that he is in good standing and meets certain professional standards. (See Item 6 Board Practices – Corporate Governance – Board of Auditors)

The Board of Statutory Auditors is currently comprised of three statutory members (sindaci effettivi) and two alternates (sindaci supplenti) as follows:

Name	Position
Giovanni Fiori	Chairman
Tiziano Onesti	Auditor
Salvatore Spiniello	Auditor
Antonio Mastrapasqua	Alternate
Stefano Mori	Alternate

The term of the current Board of Statutory Auditors will expire at the annual general meeting held to approve the financial statements of TI Media for the financial year ending December 2006.

Compensation

The following table shows the compensation, benefits and fees paid by TI Media to members of the Board of Directors and members of the Board of Statutory Auditors in 2004.

Person	Description of office		Fees		Fringe benefits	Bonuses and other incentives	Other remuneration(1)
Name	Office held	Duration of office
					(euro)
PERISSICH Riccardo	Chairman	01/01/04-12/31/04	66,147	(1)	=	=	=
PARRELLO Giuseppe(5)	Deputy Chairman	12/31/03-12/31/04	66,147		=	=	=
PARAZZINI Enrico	Managing Director	01/01/04-12/31/04	66,147	(1)	=	=	298

Person	Description of office		Fees		Fringe benefits	Bonuses and other incentives	Other remuneration(1)
Name	Office held	Duration of office
					(euro)
	Managing Director	01/01/04-12/31/04	212,500	(2)
BERTAZZO Carlo	Director	01/01/04-12/31/04	66,147	(3)	=	=	=
CAPPUCCIO Aldo(5)	Director Remuneration committee	01/01/04-05/04/04	26,530	(1)
	Director Remuneration committee	01/01/04-05/04/04	8,843	(1)
DAL PINO Paolo(5)	Director	01/01/04-05/04/04	26,530	(1)
MARNIGA Romano(6)	Director	05/05/04-12/31/04	39,616		=	=	=
SABBATUCCI Giovanni(6)	Director	01/01/04-12/31/04	39,616		=	=	=
FOIS Candido	Director	01/01/04-12/31/04	66,147		=	=	=
	Director and Member of the Remuneration Committee	01/01/04-12/31/04	26,011
LIGRESTI Giulia	Director	01/01/04-12/31/04	66,147		=	=	=
MION Gianni (5)	Director	01/01/04-12/31/04	66,147	(3)	=	=	=
NEGRI CLEMENTI Gianfranco	Director	01/01/04-12/31/04	66,147		=	=	=
	Director and Member of the Committee for Internal Audit	01/01/04-12/31/04	30,632
OVI Alessandro	Director	01/01/04-12/31/04	66,147		=	=	=
	Director and Member of the Committee for Internal Audit	01/01/04-12/31/04	30,632

Person	Description of office		Fees	Fringe benefits	Bonuses and other incentives	Other remuneration(1)
Name	Office held	Duration of office
				(euro)
DE MAIO Adriano	Director Director and Member of the Remuneration Committee	12/31/03-12/31/04	66,147 26,011	=	=	=
ZANONE POMA Mario	Director	01/01/04-12/31/04	66,147	=	=	=
	Director and Chairman of the Committee for Internal Audit	01/01/04-12/31/04	30,632.48
	Remuneration committee	05/05/04-12/31/04	17,167
FIORI Giovanni	Chairman of the Board of Statutory Auditors	05/05/04-12/31/04	34,995	=	=	35,629
	Statutory Auditor	01/01/04-05/04/04	14,149.50
	Supervisory Board	01/01/04-12/31/04	10,000
CERVELLERA Enrico(5)	Chairman of the Board of Statutory Auditors	01/01/04-05/04/04	21,154
CARAMANTI Franco(5)	Statutory Auditor	01/01/04-05/04/04	14,150
ONESTI Tiziano(6)	Statutory Auditor	05/05/04-12/31/04	21,129	=	=	=
SPINIELLO Salvatore(6)	Statutory Auditor	05/05/04-12/31/04	21,129	=	=	=

(1)	The amount was entirely paid to Telecom Italia.
(2)	Emoluments received pursuant to Art. 2389 Paragraph 3 of the Italian Civil Code of which Euro 62,500 for the period August-December.
(3)	The amount was entirely paid to Edizioni Holding.
(4)	The amount was entirely paid to Telecom Italia and refers to remuneration paid by subsidiaries.
(5)	Ended due to mandate expiry.
(6)	Appointed by the Board Meeting of May 5, 2004.
(7)	The amount refers to emoluments paid by subsidiaries.

Stock Option Plan 2000-2002 and Stock Option Plan Key People

On November 20, 2000 TI Media’s extraordinary shareholder’s meeting approved a share capital increase for a maximum of 127,000,000 ordinary shares reserved for employees and directly or indirectly-controlled subsidiaries. The “2000-2002 Plan” provided for the allocation of options in three annual installments following attainment of

Corporate and personal objectives according to the guidelines as defined in the plan. The options vest annually, beginning in May 2001, the 2000-2002 plans terminate respectively in April 2004, 2005 and 2006. The exercise price of stock options granted under this Plan approximated the fair market value on the grant date. As a result of the spin-off of certain SEAT businesses during 2003, most options were forfeited. At December 31, 2003, 3,369,299 options were outstanding. Total options outstanding under the 2000-2002 Plan at the end of 2004 were 940,313.

TI Media Top Plan and Key People Stock Option Plans - The Board of Directors of TI Media on May 17, 2002, approved the implementation of two new stock option plans, offered to directors and employees who hold “key” positions in the group due to their particular responsibility and/or skills. The Top Plan and the Key People Plan provide for the allocation of options in three annual installments. The exercise price of stock options granted under the new Plans approximated the fair market value on the grant date. Both plans expire on May 31, 2008. The Key People Plan led to the allocation of 46,400,000 options, of which 2,500,000 reserved for “B” Beneficiaries and 43,900,000 reserved for “C” Beneficiaries. The Top Plan led to the allocation of 1,500,000 options. No compensation expense was recognized for options granted under the Key People Plan or Top Plan, as the stock price was below the exercise price at the date of grant and the awards were deemed to be fixed under APB 25. At December 31, 2003, 16,750,000 options were outstanding under the Key people Plan and none under the Top Plan. Total options outstanding under the Key Plan at the end of 2004 were 14,900,000.

The following table summarizes the Telecom Italia Media “2000-2002”, Top and Key People stock option plans activity:

	Number of Options	Weighted Average Price per Option
		(euro)
Outstanding at December 31, 2001	81,731,478	1.00
Granted	47,936,110	0.85
Exercised	(18,055)	56.29
Forfeited	(26,314,590)	0.98

Outstanding at December 31, 2002	103,334,943	0.93
Exercised	(10,725,132)	0.03
Forfeited	(20,794,835)	0.86
Cancelled	(51,695,677)	1.15

Outstanding at December 31, 2002	20,119,299	0.91
Expired and Forfeited	(4,278,986)	1.00

Outstanding at December 31, 2004	15,840,313	0.87

The following table summarizes certain information for the stock options granted under the stock options plans, which are outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable
	Shares	Weighted Average Remaining Life	Weighted Average Grant	Shares	Weighted Average Grant
Range of Grant Prices		(years)	Price		Price
(euro)			(euro)		(euro)
0.85	14,900,000	3.4	0.85	8,940,000	0.85
1.22	940,313	0.9	1.22	940,313	1.22

	15,840,313			9,880,313

Stock Option Plan 2005

On February 23, 2005, the Board of Directors approved a new stock option plan (“2005 Stock Option Plan”), which will replace the 2000 – 2002 Plan and the 2002 Key People Plan due to its obsolesce after the Spin-off of Seat PG. Pursuant to the 2005 Stock Option Plan, 1,750,000 options will be issued to the top management and 1,050,000 to 350,000 will be issued to the executives and middle managers who are significant to TI Media per person. The allocation of new options will require unconditional surrender of the options allocated under the 2000-2002 Plan and the 2002 Key People plan.

Each option with an option expiration date on December 31, 2008 will entitle the holder to purchase one share of TI Media at a strike price €0.3826. The shares will be issued in three tranches: 40% of the options will be exercisable beginning in July 2005; 30% will be exercisable beginning in January 2006 and 30% in January 2007. The total cost of the 2005 Stock Option Plan is projected to amount to about €5 million.

Board Practices

Corporate Governance

In General, the Company’s corporate governance system is based on the central role of the Board of Directors, transparency in operational decisions, effective internal controls and rigorous rules governing conflicts of interest. This system, designed and constructed bearing in mind the principles formulated by the Committee for Corporate Governance of Borsa Italiana (known as the Preda Code), has been implemented with the adoption of codes, rules and procedures covering the activity of all the organizational and operational components of the Company.

Board of Directors

Severance Provisions

None of the Board of Directors service contracts with the company contains any benefits upon termination of employment.

Meetings

The Board of Directors shall meet periodically, at least once every quarter, in line with the provisions of the Self-Regulatory Code, and whenever the Chairman deems it necessary in the interest of the Company; it may also meet at the behest of the Directors and the Auditors, pursuant to law and the Bylaws.

Documents pertaining to the items placed on the agenda of Board meetings must be sent in a timely manner to all Board members so as to allow the same to be fully informed about the said items, when participating in the Board meeting.

In 2004, nine meetings of the Board of Directors were held, with the participation of about 80% of the Board members, as a rule, and a significant presence of Independent Directors (85%).

Board meetings may be attended by other Company officers or even outside parties, whenever such attendance may be necessary or useful in providing the Board specialist or expert advice with regard to the items on the agenda.

Appointment

As already illustrated, the Board is usually appointed on the basis of a voting by competing lists. This means that the list of candidates must be deposited at the Company’s registered office no later than ten days before the date scheduled for the Shareholders’ Meeting. Those shareholders who, alone or with other shareholders, own the percentage of voting shares specified by the current Bylaws are entitled to submit a list.

Before the Directors’ appointment, those who proposed the lists provided the profiles of each candidate to the shareholders, for the shareholders to know their personal and professional characteristics and exercise their right of vote knowledgeably. This principle is envisaged by the Bylaws of Telecom Italia. The candidates’ curricula vitae, presented at the time the lists were deposited and providing information on their personal and professional characteristics, are available on the Company’s website www.telecomitaliamedia.it, in the Investor Relations section.

Composition

The composition of the Board of Directors conforms to the related recommendations contained in the Preda Code, and is aimed at ensuring, in terms of both number and authoritativeness, the presence of non-executive directors whose opinions carry significant weight in the decision-making process at the Board level, as well as a sufficient number of independent directors.

The Board of Directors is composed of a minimum of 7 and a maximum of 21 directors. The General Shareholders’ Meeting determines the number of Members of the Board of Directors (Art. 13 of the Bylaws).

Independent Directors

Pursuant to article 5 of the Self-Regulatory Code, independent directors shall be deemed to be those who:

•	do not directly, indirectly nor on behalf of third parties maintain, nor have recently maintained, financial relationships of sufficient importance to affect their independence of judgment, with the Company, with their subsidiaries, with the Executive Directors and with the shareholder or group of shareholders who control the Company;

•	are not holders, either directly or indirectly or on behalf of third parties, of shareholdings of an amount such as to allow them to exercise control or significant influence over the Company, nor take part in shareholders’ agreements for the control of the Company itself, nor contain any clauses that refer to the composition or resolutions of the Board of Directors;

•	are not parties to shareholders’ agreements for the control the Company, or in any event, shareholders’ agreements featuring clauses focusing on the composition and resolutions of the Board of Directors. This requisite is interpreted in an extensive manner, i.e. focusing on the “substantial” independence that characterizes an independent director. In this sense, “participation in shareholders’ agreements” excludes the requirement of independence not only when it is an individual, such as a company director who signs the agreement directly, but also when the individual maintains significant relationships with the parties (individuals or legal entities) to the shareholders’ agreements, in the case where such relationships may be deemed as the expression (of some) of the parties to the agreements;

•	are not close family members of Executive Directors of the Company or of parties who are in the situations indicated above.

In light of the list and CVs of candidates proposed by the shareholder Telecom Italia for approval by the General Meeting of Shareholders and the absence of any change whatsoever in the definition of “independent directors”, the Directors Gianfranco Negri Clementi, Adriano De Maio, Candido Fois, Giulia Ligresti, Alessandro Ovi, Giovanni Sabbatucci, Mario Zanone Poma and Sergio Ristuccia are deemed to be independent directors within the meaning of article 5 of the Company’s Self- Regulatory code as well as from the standpoint of international best practices.

Executive Directors

Pursuant to the Company’s Self-regulatory Code, the power to approve and revoke the assignment of specific tasks to individual board members lies solely with the Board of Directors that must also determine the limits and procedures for the exercise of the related delegated powers, as well as the intervals (in general, at least once a quarter) at which the individual board members concerned are required to report to the Board itself as well as to the Board of Auditors in respect of the activities undertaken in performance of their assigned tasks.

The Bylaws do not provide for the setting up of an Executive Committee within the Board of Directors.

The Board of Directors is made up of three executive directors and ten non-executive directors, seven of whom are independent, as previously mentioned.

The overall system of powers given to the Company’s executive directors (Chairman, Deputy Chairman and Managing Director), in accordance with the resolutions passed by the Board of Directors on May 5, 2004 is as follows:

•	Chairman Riccardo Perissich has been granted all the powers necessary for concluding all the acts pertaining to Company business in its various applications, with the sole exception of investments, purchases, sales and decisions about controlling or associated equity investments, companies or company business units of a value above €100 million for each operation. Furthermore, the Chairman’s signature must be coupled to that of the Managing Director for issuing guarantees against bonds of Telecom Italia Media or its subsidiaries for a unit amount above €100 million, as well as third-party bonds for a unit amount above €40 million. Likewise, the Chairman has also been granted emergency powers in all matters of competence of the Board of Directors, the power to handle disclosure of confidential information and the power to ensure the effectiveness and adequacy of the internal control system, including the power to appoint one or more members and the right to delegate some of his powers. The Chairman has also been granted the power to represent the Company at any court hearing or any other administrative proceeding and to enter into any settlement arrangements.

•	Deputy Chairman Giuseppe Parrello has been granted the powers necessary for the appointment and responsibility of complying with the obligations and duty fulfillments in accordance with the Code in all matters of personal data protection (Legislative Decree No. 196/2003) and of carrying out – in his capacity as “employer” and for the purposes of responsibility for employee safety and health at work – all activities envisaged by Legislative Decree No. 626 of September 19, 1994 (as amended by Legislative Decree 242/1996) and Legislative Decree No. 494 of August 14, 1996 (as amended by Legislative Decree 528/99).

•	Managing Director, Enrico Parazzini, has been granted all the powers necessary for executing all the acts pertaining to Company business in its various applications including safety and working conditions of TI Media’s employees, with the sole exception of investments, purchases, sales and decisions about controlling or associated equity investments, companies or company business units of a value above €100 million for each operation. Furthermore, the Managing Director’s signature must be coupled to that of the Chairman for issuing guarantees against bonds of Telecom Italia Media or its subsidiaries for a unit amount above €100 million, as well as third-party bonds for a unit amount above €40 million.

For the purposes of respecting the value limits of operations delegated to executive Directors, the set of operations which, though individually of a lower value than the indicated value thresholds, are connected within the same strategic or executive structure and thus, in their entirety exceed these thresholds of importance, are considered as a single operation.

The powers are exerted in compliance with the applicable legal restrictions as well as instructions – and especially the powers reserved for the Board of Directors – deriving from the Company’s Code of Conduct and from the behavior Principles for the execution of operations with related parties.

It is important to highlight that the Board of Directors is in any case vested with powers relating to operations of particular “importance”, even though their execution is abstractly included within the powers granted to the Executive Directors.

As required under the Code of Conduct, the Company has adopted a procedure formalizing the rules pertaining to the collection and reporting to the Board of Auditors and the Board of Directors, of detailed information and data pertaining to the Company’s business, with special emphasis on transactions that could have a significant impact on the Company’s net worth or economic and financial situation, transactions with related parties (including intercompany transactions) and atypical or unusual transactions. This procedure gives rise to those information flows, recommended in the Preda Code, through which Board members invested with specific powers periodically report to the Board on the activities they undertake in exercise of their specific powers.

Internal Committees

The Board may set up committees from among its members charged with giving advice and making proposals and shall establish their powers and duties. Currently, the Board has established two committees: the Internal Control and Corporate Governance Committee and the Remuneration Committee.

Directors’ Remuneration (Remuneration Committee)

It is up to the Board of Directors to determine the remuneration of the Directors with powers, after examining the proposals of the Board’s Remuneration Committee and consulting the Board of Auditors. The Board is also responsible for allocating the total compensation to be paid to the individual members of the Board and its Committees if the Shareholders’ Meeting has not already done so.

The Remuneration Committee set up within the Board of Directors is charged with fact-finding and advisory functions and is composed of independent non-executive directors Adriano De Maio (Chairman), Candido Fois and Mario Zanone Poma.

In 2004, the Remuneration Committee assembled four times in a meeting attended by all its members.

In accordance with the provisions of the Company’s Self-regulatory Code, the Committee makes recommendations to the Board in respect of the remuneration of Chief Executive Officers and Board members entrusted with specific tasks, generally ensuring that a part of the overall remuneration of the same are linked to Company’s or Group’s economic results as well as, if need be, to the attainment of specific pre-set targets. Based on the indications of the Director delegated for this purpose, the Committee also draws up proposals to determine the criteria for remunerating the Company’s top management and establishes any stock option plans or the allotment of shares.

Detailed information on stock option plans is provided in the “Sustainability” section under the heading “Stock Option Plans”.

The remuneration of all the Board members are published in a specific table in the Notes on the Financial Statements for the year ended December 31, 2004.

Internal Control and Corporate Governance Committee

The Board includes an Internal Control and Corporate Governance Committee, made up solely of independent directors, and more specifically Mario Zanone Poma (Committee Chairman), Alessandro Ovi and Gianfranco Negri Clementi, invested with an advisory and propositional role.

The current composition complies with the Preda Code (from which TI Media Self-regulatory Code is based) which stipulates that for stock-listed companies held by another stock-listed company, the Committee must be composed exclusively of independent directors. The Preda Code is a voluntary corporate governance code drawn up by the Italian Committee for the Corporate Governance Committee of Listed Companies.

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

Internal Control System, internal auditing and organizational model

In 2003, the Board established a Self-regulatory Code.

TI Media internal control system is characterized by the following general principles:

•	Separation of roles in undertaking the main activities pertaining to individual operating processes;

•	Traceability and constant visibility of decisions, so as to allow for the identification of precise “points” of responsibility and the reasons underlying the decisions themselves;

•	Objectivity of the decision-making processes so that decisions are not based on purely subjective assessments, but rather on pre-defined and identifiable criteria.

The Board of Directors is responsible for the internal control system, it lays down the guidelines for the internal control system and checks the adequacy and proper functioning of the same with reference to corporate risk identification and management. In order to assess the proper functioning of the internal control system, the Board of Directors is seconded by the Internal Control and Corporate Governance Committee as well as by an independent party equipped with the resources necessary to undertake the required tasks.

TI Media has opted to entrust internal auditing tasks to a consortium specifically set up for such purpose (Telecom Italia Audit s.c.a.r.l.) in which Telecom Italia and TI Media hold participating interests. The organizational solution allows the party placed in charge of internal control to operate absolutely independently of the Company’s organizational structures, of which it is totally autonomous, reporting to the director entrusted with such task, the Internal Control and Corporate Governance Committee and the Board of Statutory Auditors.

In particular, this organizational model is divided into specific layouts of internal control, designed in light of the Code of Ethics and Control, as well as the principles of internal control and the specific guidelines for relations with public administrations, drawn up for such purpose.

The task of overseeing the functioning, observance and updating of the models has been entrusted – in compliance with the regulatory provisions – to the Oversight Body, a panel made up of the independent board member Mario Zanone Poma (Chairman of the Internal Control Committee), the internal control manager Stefano Braidotti (Board member of Telekom Italia Audit s.c.a.r.l.) and the Acting Auditor Giovanni Fiori who was appointed Chairman of the Oversight Body.

This composition ensures that this body will include all the different professional skills that contribute to controlling corporate management, also fully affirming the autonomy required by law.

Code of Ethics and Code of Behavior on Insider Dealing

In July 2004, the Board approved and adopted a new Code of Ethics and Conduct (“Code of Ethics”) for TI Media. The new Code of Ethics is closely coordinated with the other aspects of corporate governance of the Company and, in particular, emphasizes the central importance of the system of internal control to the proper, effective performance of the Company’s business, and includes the issue of transactions with related parties. The Code of Ethics is the underlying concept for the entire system of Corporate Governance, and as such it plays a vital role in terms of planning, as it represents the body of principles for the ethically oriented conduct of business. The document in which the Code of Ethics is embedded sets out the objectives and information values of business practices, with reference to the main shareholders with which the TI Media Group of companies interact on a daily basis: shareholders, the financial market, customers, the community and personnel.

In December 2002, the Board of Directors approved the Code of Behavior on Insider Dealing. The Code of Behavior on Insider Dealing has been drawn up in fulfillment of the regulations introduced by Borsa Italiana. Starting January 1, 2003, these regulations require listed companies to make periodic disclosures concerning any transactions involving the listed securities of the issuer and its subsidiaries that have been made by parties with access to price-sensitive information.

With respect to the reference regulations drawn up by Borsa Italiana, the document is qualified by the following aspects:

•	flexibility in identifying the list of people subject to the disclosure obligation, so that contingent situations involving access to confidential information can be taken into consideration;

•	extension of the notification obligation to cover transactions involving listed financial instruments issued by parent companies (as well as subsidiaries);

•	significant reduction in the thresholds that are relevant for the purposes of transactions to be reported to the market on a quarterly basis (€35,000 instead of €50,000) or immediately upon completion of the transaction (€80,000 instead of €250,000);

•	extension of the obligation for transparency to include the exercise of stock options or option rights, as well as to all transactions involving financial instruments issued by companies in the Olivetti-Telecom Italia Group, also when conducted as part of management relations on individual basis of investment portfolios in which the customer waives the right to give instructions;

•	inclusion of blackout periods, i.e. established time frames in which the persons subject to the provisions of the Code of Behavior on Insider Dealing cannot perform transactions.

The Code of Behavior on Insider Dealing also envisages a particularly strict set of penalties that includes the possible proposal to the Shareholders’ Meeting to revoke the appointment of Directors and Statutory Auditors. In accordance with the mandatory term set by the Italian stock exchange regulations, the Code went into effect on January 1, 2003.

Principles Governing Transactions with Related Parties

The Company has adopted rules of conduct laying down the procedures to be followed in undertaking transactions with related parties, including other Group companies. These rules of conduct are directed towards guaranteeing effective correctness and transparency both procedural and substantive, ensuring at the same time full co-responsibility of the Board of Directors in the relative resolutions. Based on these principles, the Board of Directors gives its prior approval of operations with related parties, including intragroup transactions, with the exception of typical or usual transactions or those to be conducted under standard conditions. The Board of Directors receives appropriate information on the nature of the relationship, how the transaction will be executed, the conditions – economic and otherwise – for conducting it, the evaluation procedure adopted, the interest and underlying motivations, and any risks for the Company. Moreover, if the relationship is with a Director or with a related party through a Director, the Director involved simply provides clarification and then leaves the Board meeting during deliberations. Depending on the nature, value or other features of the transaction, the Board of Directors is assisted by one or more experts who express an opinion, as the case may be, on the economic conditions and/or lawfulness and/or technical aspects of the transaction, in order to ensure that the transaction is effected at congruous terms.

The transactions are listed in the relevant section of the Directors’ Report on Operations.

Board of Auditors

Tasks and role

The Board of Auditors verifies the observance of the law and the Bylaws and verifies the observance of the best administration principles, the adequacy and reliability of corporate structures, internal audit procedures and accounting system, and the adequacy of instructions given by the Company to its subsidiaries. The Board of Auditors must receive timely disclosures, at least on a quarterly basis, from the Board of Directors about the company’s business and significant transactions performed by the company and its subsidiaries, including potential conflict of interests issues. Auditors must inform the CONSOB of any irregularity they detect in the course of their duties. Auditors are required to attend Shareholders’ Meetings and the Board of Directors meetings.

In order to make available the broad range of information needed by the Board of Auditors to perform its control function effectively, the Procedure for Compliance with the Requirements of Article 150.1 of Italian Legislative Decree No.58/1998 has been put in place, as described above.

In case an auditor chosen from the majority list or one of the minority lists ceases for any reason to serve in such capacity, the alternate chosen respectively from the majority list or the slate that obtained the second largest number of votes shall take his/her place, until the next Shareholders’ Meeting, at which a replacement will be appointed by the shareholders.

The Board of Auditors appoints among its members a Chairman.

The Company’s auditors cannot be members of more than three Boards of Auditors of companies listed on the Italian Stock Exchange (excluding Telecom Italia and its subsidiaries). They serve for a three-year term, may be reappointed and may be removed from their office for just cause and upon a resolution approved by the competent court.

Audit Committee

As described above, the Board of Auditors plays a key role in the Company’s system of corporate governance. This is confirmed by the number of meetings in 2004, (seven meetings, of which some, as mentioned earlier, were held jointly with the Committee for Internal Control and Corporate Governance).

More specifically, according to Rule 10A-3 under the 1934 Act the Board of Auditors has been identified to act as TI Media’s Audit Committee. The Board of Auditors meets the following requirements of the general exemption contained in Rule 10A-3(c)(3):

•	the Board of Auditors is established pursuant to applicable Italian law and TI Media’s Bylaws;

•	under Italian legal requirements, the Board of Auditors is separate from the Board of Directors;

•	the Board of Auditors is not elected by the management of the Company and no executive officer is a member of the Board of Auditors;

•	all of the members of the Board of Auditors meet specific independence requirements from TI Media, the management and the auditing firm, as set forth by Italian legal provisions;

•	the Board of Auditors, in accordance with and to the extent permitted by Italian law, is responsible for the appointment, retention and oversight of the work of the Company’s external auditors engaged for the purpose of issuing the audit report on the annual financial statements; and

•	the Board of Auditors is authorized to engage independent counsel and other advisers, as it deems appropriate.

Our reliance on Rule 10A–3(c)(3) does not, in our opinion, materially adversely affect the ability of the Board of Auditors to act independently and to satisfy the other requirements of Rule 10A-3.

With specific reference to the pre-approval requirement of all audit and permitted non-audit services to be rendered by the auditing firm (and associated persons) to the Company and its subsidiaries, according to Section 202 of the Sarbanes-Oxley Act, TI Media is subject to Telecom Italia’s Procedure for the Appointment of Auditors adopted in October 2003. The procedure (which is posted on Telecom Italia’s website) regulates the engagement of auditing firms and persons (consulting firms, law firms, etc.) associated with the auditing firm on a continuous basis and significantly limits the power of the Board of Directors (and the management). Telecom Italia has adopted the principle of appointing a single firm of external auditors for all Group companies; accordingly, the appointment of other auditors must receive prior approval from the Parent Company.

Employees

In 2004, TI Media had an average of 1,722.4 employees, broken down into the following categories:

	2004	2003
No. of employees	Average
Executives	106.5	207.3
Middle managers	374.0	604.3
White collars	1,235.7	3,666.3
Technicians blue collar	6.2	217.6
Total	1,722.4	4,695.8

Notes: (i) The members given for 2003 are adjusted for the employees of the transferred activities.

All of TI Media’s employees are covered by national collective bargaining agreements and company specific collective bargaining agreements. The executives and middle managers at TI Media benefit from the Staff Incentive Program, which includes:

•	Managerial Incentive Program aimed at executives and middle managers with high levels of responsibility within their respective structures; and

•	Performance Bonus Program aimed at the other executives and middle managers with job descriptions of a more professional nature.

Additionally, TI Media has two stock option plans in place. See “Compensation – Stock Option Plan 2000-2002 and Stock Option Plan Key People”. TI Media believes that its relationship with its employees is good.

TI Media’s future success will depend, in part, on its ability to continue to attract, retain, manage and motivate highly qualified employees, particularly in management and Internet development services.

Share Ownership

The following table shows the number of TI Media ordinary shares owned by directors and members of the Board of Statutory Auditors of TI Media as of December 31, 2004.

Name	Company	No. of Shares held at the end of 2003	No. of Shares purchased	No. of shares sold	No. of shares held at the end of 2004	No. of shares held as of June 20, 2005
Board of Directors
PERISSICH Riccardo	=	=	=	=	=	=
PARRELLO Giuseppe	=	=	=	=	=	=
PARAZZINI Enrico	=	=	=	=	=	=
BERTAZZO Carlo	=	=	=	=	=	=
DE MAIO Adriano	=	=	=	=	=	=
FOIS Candido	TI Media	1,997	363	=	2,360	=
LIGRESTI Giulia	=	=	=	=	=	=
MARNIGA Romano	=	=	=	=	=	=
MION Gianni	=	=	=	=	=	=
NEGRI CLEMENTI Gianfranco	=	=	=	=	=	=
OVI Alessandro	TI Media	186	=	=	186	186
SABATUCCI Giovanni	=	=	=	=	=	=
ZANONE POMA Mario	=	=	=	=	=	=

Name	Company	No. of Shares held at the end of 2003	No. of Shares purchased	No. of shares sold	No. of shares held at the end of 2004	No. of shares held as of June 20, 2005
Board of Statutory Auditors
FIORI Giovanni	=	=	=	=	=	=
ONESTI Tiziano	=	=	=	=	=	=
SPINIELLO Salvatore	=	=	=	=	=	=

As of June 28, 2005, the total ownership of TI Media shares by senior managers of TI Media had not changed compared to December 31, 2004. As of June 28, 2005, TI Media’s directors and senior managers did not own any Savings Shares. As of the same date, the members of TI Media’s Board of Statutory Auditors did not own any TI Media Shares.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

Ownership of TI Media Ordinary Shares

Telecom Italia, TI Media’s parent company, owns directly and indirectly 62.5% of TI Media’s ordinary shares. The shares held directly amount to 60.43%. Through Telecom Italia Finance S.A. Telecom Italia owns indirectly 2.7%. Telecom Italia is the largest fixed-line telecommunications operator in Italy. It has interests in fixed-line and mobile telecommunications operations in a number of European and Latin American markets.

The following table sets forth TI Media’s shareholders who own more than 2% of TI Media ordinary shares as of June 20, 2005.

Title of Class	Identify of Person of Group	Amount	Percent of Class
Ordinary Shares	Telecom Italia S.p.A	2,201,183,545	60.43%
Ordinary Shares	Telecom Italia Finance S.A.	75,286,857	2.07%

There is no person known to TI Media who owns more than 2% of TI Media’s ordinary shares other than as set forth above. TI Media’s major shareholders have the same voting rights as other shareholders.

Ownership of Ordinary Shares

As of June 24, 2005, there were 3,642,519,221 outstanding TI Media ordinary shares. As of the same date, a total of 47,118,924 TI Media ordinary shares were registered in TI Media shareholders’ register in the name of 275 holders resident in the United States. These shares represented 1.29% of the total outstanding TI Media ordinary shares. Not all shareholders may be reflected on TI Media’s shareholder register at any given time. The actual numbers of holders of TI Media ordinary shares, therefore, may be less or more than these numbers indicate.

Ownership of Savings Shares

Because most TI Media savings shares are in bearer form, TI Media has not determined the number of holders of savings shares, including holders resident in the United States.

As of June 24, 2005, there were 61,077,236 outstanding TI Media savings shares. As of the same date a total of 984,411 TI Media savings shares were registered in TI Media shareholders’ register in the name of 7 holders resident in the United States. Not all shareholders may be reflected on TI Media’s shareholder register at any given time. The actual numbers of holders of TI Media savings shares, therefore, may be more or less than these numbers indicate.

Related Party Transactions

All the transactions entered into with related parties, including intragroup transactions, are part of ordinary operations and were entered into at market conditions or based on specific regulatory provisions. In addition, there are no atypical and/or unusual transactions or transactions that may represent a conflict of interest.

	parent companies		Type of operations
	subsidiaries, and affiliated of parent companies	subsidiaries (unconsolidated and affiliated companies)
	(thousands of euro)
Sales and service revenues	195,473	27	This item refers to traffic recognized by Telecom Italia S.p.A. to Telecom Italia Media S.p.A. (Tin.it Division) based on telephone traffic generated by Internet users €(122,764), subscriptions for Internet access and related services €(54,986). This furthermore includes €2,643 for the sale of office product from the Buffetti Group to Telecom Italia S.p.A. and TIM S.p.A. and €2,512 to SKY ITALIA S.r.l. for advertising sales of the HMC Group.

Raw materials and outside services	171,151	297	€161.502 paid to Telecom Italia S.p.A. for the use of network infrastructures for Internet services €(132,324), toll-free number services €(1,543) and rent for real estate €(3,471).

Net other income (expense)	1,824	(104)	Predominantly costs incurred by the Buffetti Group, for the sale of TIM S.p.A. telephone cards.

Net financial income (expense)	(2,610)	175	This item refers to interest paid to Telecom Italia S.p.A. pertaining to financial debt.

Income taxes	126,137		This item refers to “income from participation in the National Tax Consolidation” of Telecom Italia S.p.A. and includes €99,074 from Telecom Italia Media S.p.A., €19,806 from La7 Televisioni, €4,964 from HMC S.p.A. and €2,293 from TM News.

Accounts receivable included in long-term investments	126,137	4,888	This item mainly refers to accounts payable to Telecom Italia S.p.A. pertaining to participation in National Fiscal Consolidation and includes: €99,074 to Telecom Italia Media S.p.A., €19,806 to La7 Televisioni, €4,964 to HMC S.p.A. and €2,293 to TM News. It furthermore includes accounts receivable from HMC Pubblicità S.r.l. for €2,475, EMAX TRADE S.r.l. for €1,958, SCS Comunicazione Integrata for €350 and Tiglio I for €82.

Financial receivables		6,041	This item mainly refers to accounts receivable from Tin Web for €5,034 and €752 from Giallo Viaggi.

Financial debts	173,371	2,807	This item mainly refers to accounts payable to Telecom Italia S.p.A. €(173,188) and includes €120,900 pertaining to the financing contract stipulated following the acquisition of a 40% stake in Finanziaria Web, net of the reimbursements made during the year, and €52,288 pertaining to accounts payable on ordinary correspondence current account.

Trade and other accounts receivables	68,304	1,365	This item includes accounts receivable from Telecom Italia S.p.A. €(43,537) for telephone traffic generated by Internet users, Internet subscription fees and activation fees for dialup and ADSL services and other accounts receivable from other Group companies €(7,557).

	parent companies		Type of operations
	subsidiaries, and affiliated of parent companies	subsidiaries (unconsolidated and affiliated companies)
	(thousands of euro)
Trade and other accounts payable	65,391	5,547	This item includes trade accounts payable to Telecom Italia S.p.A. for €57,812 relative to services performed by Telecom Italia S.p.A. for the Tin.it Division of Telecom Italia Media S.p.A. and for purchase of electronic equipment, assistance and maintenance fees and €2,394 payables to TIM.

Investments in intangibles and fixed assets	6,435	3	This item mainly refers to investments made by the Tin.it Division for the purchase of modems from Domestic Wireline for €4,336.

Note also that, in the transactions envisaged pursuant to the settlement of the “De Agostini dispute” in July, the stake in Finanziaria Web was sold to Vertico S.p.A. (company held wholly by Telecom Italia Group) for a total value of €42.6 million.

Item 8. Financial Information

Consolidated Statements and Other Financial Information

Financial Statements

See “Item 18. Financial Statements”.

Unaudited Condensed Consolidated Pro Forma Financial Data

Unaudited Pro Forma Condensed Consolidated Financial Information for the Proposed Disposal of the Internet Activities and Related Transactions

The following unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2004 was prepared on the basis that the disposal of the Internet activities occurred on January 1, 2004. The unaudited pro forma condensed consolidated balance sheet as of December 31, 2004 was prepared on the basis that the Disposal of the Internet Activities occurred on December 31, 2004.

The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2004 and the unaudited pro forma condensed consolidated balance sheet as of December 31, 2004 also give effect to the proposed buy-back and subsequent cancellation of Treasury Shares of the Company as if such transactions had occurred on January 1, 2004 for statement of operations purposes and as of December 31, 2004 for balance sheet purposes.

The unaudited pro forma information is intended to give a better understanding of the impact the disposal of the Internet activities and the proposed buy-back and subsequent cancellation of Treasury Shares will have on the financial statements of TI Media when the aforementioned transactions are completed. The presentation includes more detailed discussions below regarding the adjustments made to illustrate these effects. The unaudited pro forma condensed consolidated financial statements were prepared by using the historical financial statements of TI Media; these amounts were then adjusted based on TI Media’s assessment of the likely outcome of certain events. The notes to the unaudited pro forma condensed consolidated financial statements describe the adjustments made to the unaudited pro forma condensed consolidated financial statements to illustrate the pro forma effects of the disposal of the Internet activities and the proposed buy-back and subsequent cancellation of Treasury Shares.

The following unaudited pro forma condensed consolidated financial information is presented to illustrate the effects of:

•	the proposed disposal of the Internet activities by TI Media to the parent company Telecom Italia;

•	the effect of the use of funds received to fund the proposed partial cash tender offer for the buy-back of TI Media Ordinary and Savings Shares;

•	the effect of subsequent cancellation of the Treasury Shares acquired through the tender offer;

on the historical operating results and financial position of the TI Media for the year ended December 31, 2004 and as of December 31, 2004.

The unaudited pro forma condensed consolidated financial information is presented in accordance with U.S. GAAP and includes the following:

•	The historical consolidated financial statements of the TI Media on a U.S. GAAP basis.

•	The estimated effects of the disposal of the Internet activities, comprising the Tin.it division and the investments in Matrix and Webfin.

•	The estimated effect of the proposed partial cash tender offer for the Ordinary and Savings Shares of TI Media. The effects of the tender offer, which started on June 6, 2005 and will end on June 24, 2005, have been estimated based on the complete acquisition of the shares tendered.

•	The changes in the earnings per share as a result of the proposed treasury shares acquisition.

The unaudited pro forma condensed consolidated financial information is presented for informational purposes only and, because of its nature, is not necessarily indicative of the results of operations and the financial position of the TI Media had the disposal of the Internet activities and the buy-back and subsequent cancellation of Treasury Shares in fact occurred on those dates nor of the results of operations or the financial position of the TI Media for any future period.

U.S. GAAP Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Year ended December 31, 2004

	Pro Forma Adjustments
	TI Media U.S. GAAP consolidated historical year ended December 31, 2004 (1) (thousands of Euro, except per share amounts)	Effect of Disposal of Internet Activities (*) (2)	Effect of the Cash Tender Offer on TI Media shares (3)	TI Media Unaudited U.S. GAAP Pro forma year ended December 31, 2004 (1+2+3) (thousands of Euro, except per share amounts)
	(thousands of Euros)
Total revenues	609,466	(300,451)		309,015

Cost of materials and services	468,429	(207,940)		260,489
Salaries and social security contributions	113,839	(34,085)		79,754
Depreciation and amortization	543,845	(15,688)		528,157
Other operating expenses, net	23,019	(11,978)		11,041

Total operating expenses	1,149,132	(269,691)	0	879,441

Operating income / (loss)	(539,666)	(30,760)	0	(570,426)
Financial and other expense, net	(6,723)	521		(6,202)

Loss before income taxes	(546,389)	(30,239)	0	(576,628)
Income tax benefit (expense)	196,413	(2,725)		193,688
Minority interests	629	(648)		(19)

	Pro Forma Adjustments
	TI Media U.S. GAAP consolidated historical year ended December 31, 2004 (1) (thousands of Euro, except per share amounts)	Effect of Disposal of Internet Activities (*) (2)	Effect of the Cash Tender Offer on TI Media shares (3)	TI Media Unaudited U.S. GAAP Pro forma year ended December 31, 2004 (1+2+3) (thousands of Euro, except per share amounts)
	(thousands of Euros)
Net loss	(349,347)	(33,612)	0	(382,959)

Net loss per Ordinary Share – Basic and Diluted(4)(5)	(0.11)			(0.13)
Net loss per Savings Share – Basic and Diluted(4)(5)	(0.11)			(0.13)

(*)	After elimination of infra group transactions.

U.S. GAAP Unaudited Pro Forma Condensed Consolidated Balance Sheet as of December 31, 2004

	Pro Forma Adjustments
	Telecom Italia Media U.S. GAAP consolidated historical as of December 31, 2004 (1)	Effect of Disposal of Internet Activities (*) (2)	Effect of the Cash Tender Offer on TI Media shares (3)	TI Media Unaudited U.S. GAAP Pro forma as of December 31, 2004 (1+2+3)
	(thousands of Euros)
Assets:
Current assets	468,029	873,677	(147,716)	1,193,990
Fixed assets, net	56,183	(19,671)		36,512
Goodwill	173,042	(119,966)		53,076
Other intangible assets	344,214	(24,333)		319,881
Other long-term assets	20,488	(760)		19,728

Total assets	1,061,956	708,947	(147,716)	1,623,187

Liabilities and stockholders’ equity:
Current liabilities	454,579	(105,411)		349,168
Long-term debt	98			98
Reserves and other liabilities	135,885	(10,195)		125,690

Total liabilities	590,562	(115,606)	0	474,956
Minority interests	12,758	(5,748)		7,010
Stockholders’ equity	458,636	830,301	(147,716)	1,141,221

Total liabilities and stockholders’ equity	1,061,956	708,947	(147,716)	1,623,187

(*)	After elimination of infra group transactions.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information

On April 4, 2005 the TI Media Board of Directors and the Telecom Italia Board of Directors approved the disposal of the Internet activities by TI Media to the parent company Telecom Italia and the buy-back and subsequent cancellation of Treasury Shares. The terms of the transactions were approved by the ordinary and extraordinary shareholders of TI Media on May 25, 2005. The tender offer for the buy-back of TI Media Ordinary and Savings shares is expected to be completed by the end of June 2005.

The accompanying pro formas are presented in the following manner:

•	The consolidated TI Media statement of operations for the year ended December 31, 2004 and balance sheet dated as of December 31, 2004 have been derived from the TI Media U.S. GAAP consolidated financial statements included elsewhere herein, which have been audited by Reconta Ernst & Young after taking into account the significant differences between Italian and U.S. GAAP.

•	The adjustments in this column reflect the effects of the disposal of the Internet activities composed of the Tin.it division and of the subsidiaries Matrix and Webfin. The pro forma adjustments in these columns are meant to remove the related amounts of assets, liabilities, revenues, expenses and net income (loss) for these entities from the consolidated balance sheet as of December 31, 2004 and the statement of operations for the year ended December 31, 2004. The adjustments in this column also include the effect of the €950,000 thousand cash received from the disposal.

•	The adjustments in this column reflect the cash payment of €147,716 thousand for the buy-back of TI Media Ordinary and Savings Shares, and the related reduction in the shareholders’ equity.

•	Net loss per Share has been calculated using the two-class method since TI Media has both Ordinary Shares and Savings Shares outstanding. Under this method, set forth in Statement of Financial Accounting Standard 128, Earnings Per Share, Basic earnings per share is computed by dividing income/(loss) available to shareholders by the weighted average number of shares outstanding, and diluted earnings per share is increased to include any potential Ordinary Shares and is adjusted for any changes to income that would result from the assumed conversion of those potential Shares. For the purpose of these calculations, the weighted average number of Shares and Savings Shares was 3,225,432.608 for the year ended December 31, 2004. The calculations take into account the requirement that holders of Savings Shares are entitled to an additional dividend equal to 5% of the par value of Savings Shares above dividends paid on Shares.

•	Pro forma net loss per share has been calculated based on the estimated number of Ordinary Shares and Savings Shares that will be outstanding after the completion of the buy-back. The calculation of earnings per share was done on the basis of the two-class method described in Note 4 above. For purposes of these calculations, the weighted average number of shares was 2,855,072,962 for the year ended December 31, 2004. The calculations take into account the requirement that holders of Savings Shares are entitled to an additional dividend equal to 5% of the par value of Savings Shares above dividends paid on Shares.

Legal Proceedings

General

TI Media, like other companies, is frequently named as a defendant in routine litigation relating to technical and pricing mistakes occurring in TI Media’s products. The following is a summary of a litigation matter outside the ordinary course of TI Media’s business.

Acquisition of Cecchi Gori Communications

Following the sale of TeleMonteCarlo television network, or La7 and MTV, through a sale and purchase agreement among TI Media (then SEAT), Cecchi Gori Group Media Holding S.r.l. (“Cecchi Media”) and Cecchi Gori Group Fin.Ma.Vi. (“Finmavi”) several litigation proceedings ensued, as described below.

In connection with the complex legal dispute initiated by the Cecchi Gori Group against TI Media, the following cases remain pending in the ordinary courts:

•	before the Rome Court of Appeal:

•	appeal by the Cecchi Gori Group against the decision which rejected its request to find the August 11, 2000 resolution of the extraordinary shareholders’ meeting of Cecchi Gori Communications (now Holding Media Communications, which controls the television broadcaster La7) null and void. The resolution regards certain financial statements and related amendments to the company’s bylaws;

•	appeal by the Cecchi Gori Group against the decision which rejected the request for annulment of the resolutions approving the financial statements and related balance sheet of Cecchi Gori Communications for the year ended 31 December 2000 on the grounds that Seat was not entitled to vote the shares owned by Cecchi Media that it held in pledge and for alleged excess and abuse of power. In view of the losses shown by the balance sheet at that date, the shareholders’ meeting of April 27, 2001 cancelled and then recapitalized the share capital of Cecchi Gori all of which was subscribed by TI Media;

•	before the Milan Court:

•	claims for damages caused to Finmavi, Cecchi Media and Vittorio Cecchi Gori as a result of the alleged illegal conduct by TI Media and the directors which it appointed to the board of Cecchi Gori Communications. Such conduct was allegedly aimed at removing the majority shareholder, Cecchi Media;

•	appeal against the decision issued by the Milan Court on January 21, 2004 rejecting, on grounds of merit, the request for annulment or cancellation of the deed under which the Cecchi Gori Communications shares belonging to Cecchi Media were pledged to TI Media.

It is to be noted that so far all the decisions of the ordinary courts, both in preliminary and in trial proceedings, have been favorable to TI Media. Similarly, the arbitration proceeding, which originated from the arbitration clause of the agreements between TI Media and the Cecchi Gori Group and considered all the material aspects of the case and, in particular, the facts adduced for the new trial pending before the Milan Court for breach of contract, rejected all the requests formulated by the parties and, not having been appealed, has become final.

Dividends

TI Media does not have a policy of declaring a regular dividend. Rather, TI Media declares a dividend from time to time in light of prevailing circumstances and its future capital requirements. Any determination to pay dividends in the future will be at the discretion of TI Media, subject to limitations imposed by Italian law.

Consistent with Italian law, the payment of annual dividends by TI Media is made out of the distributable profits and reserves of TI Media on an unconsolidated basis for each relevant year and upon the recommendation of the Board of Directors. Any recommendation is subject to approval by the ordinary shareholders of TI Media at the annual shareholders’ meeting, which must be convened for the approval of the annual financial statements of TI Media within four months after the end of the financial year to which the financial statements relate.

The payment and amounts of future dividends, if any, will depend upon the following factors:

•	the amount of distributable profits and reserves on an unconsolidated basis;

•	TI Media’s capital expenditure and investment plans;

•	earnings and level of profitability;

•	the ratio of debt to equity;

•	applicable restrictions on the payment of dividends under Italian law;

•	the level of dividends paid by other comparable listed companies in Italy and elsewhere; and

•	other factors as the Board of Directors may deem relevant.

Before TI Media may pay dividends with respect to any financial year, TI Media must allocate to its legal reserve (Riserva Legale) an amount equal to 5% of its net profit on an unconsolidated basis for that year, until the reserve, including amounts set aside during prior years, is equal to at least 20% of the aggregate nominal value of TI Media’s share capital.

In addition to paying dividends from unconsolidated distributable profits, TI Media may also distribute dividends by charging reserves, some of which may only be charged for such distributions, provided that, prior to the distribution, the legal reserve is at or above the legally required 20% minimum referred to above.

In addition to annual dividends, TI Media’s bylaws give the Board of Directors the power to approve the distribution of “interim dividends”. Pursuant to Italian law, after the approval of the preceding financial year’s financial statements and provided that the financial statements do not reflect current and/or accumulated losses, interim dividends may be distributed provided that they do not exceed the lower of:

•	the profit of the current financial year, net of the amount to be attributed to legal and other reserves; and

•	distributable reserves.

The shareholders’ meeting which approves financial statements with a net loss or insufficient net profits to use the available reserves to meet the financial rights of those holding savings shares.

Once dividends have been paid in compliance with applicable laws, shareholders cannot be required to repay interim dividends, or annual dividends paid on the basis of duly approved financial statements, to TI Media if the shareholders collected such dividends in good faith.

As a result of the planned sale of TI Media’s Internet business to Telecom Italia, TI Media’s management has announced a dividend payment in an estimated amount of €550 million in 2006. The definite amount of the dividend will be voted upon at the General Shareholders Meeting called in connection with the approval of annual financial statements for the fiscal year ending December 31, 2005. Should the share buy back program not be subscribed in total, the unsubscribed portion will be used to increase the dividend.

Item 9. Share Price Information

TI Media’s ordinary and savings shares are traded in euro on the Italian stock exchange’s Mercato Telematico. TI Media’s shares commenced trading on the Telematico on January 2, 1997. The shares are traded on the Telematico in minimum lots of 500 shares. Smaller lots of shares are traded on the Telematico in the opening tender.

TI Media’s shares are not listed on any U.S. stock exchange.

Following the acquisition of Consodata and as agreed with the French financial authority (Conseil des Marchés Fiduciaries), TI Media’s ordinary shares have been trading on the Premier Marché of Euronext in Paris between August 7, 2001 and December 31, 2004.

The following tables show the high and low official price, which represents the weighted average of the trading prices for all trades effected on a trading day, for TI Media’s ordinary shares and savings shares as reported through Telematico.

Fiscal year ended December 31,	Official Price per Ordinary Share		Official Price per Savings Share
	High	Low	High	Low
	(euro)
2001	0.6353	0.5984	0.3677	0.3468
2002	0.3565	0.3412	0.2328	0.2211
2003 (1)	0.3152	0.2999	0.2301	0.2182
2004	0.3157	0.3047	0.2462	0.2462
2005 (through June 15, 2005)	0.3928	0.3772	0.3231	0.3231
January	0.3725	0.3539	0.3088	0.3088
February	0.3915	0.3770	0.3253	0.3253
March	0.4111	0.3960	0.3415	0.3415

Fiscal year ended December 31,	Official Price per Ordinary Share		Official Price per Savings Share
	High	Low	High	Low
April	0.4094	0.3917	0.3394	0.3394
May	0.3854	0.3737	0.3191	0.3191
June (through June 15, 2005)	0.3867	0.3807	0.3214	0.3214

Notes:

(1)	The official prices of the Ordinary Shares and Saving Shares for the period prior to and including August 4, 2003 are not comparable to the official prices of these shares in the following periods due to the effect of the Spin-off of the Directories, and almost all of the directory assistance and business information of TI Media. (See Item 4 Information on the Company–History–SEAT Spin-off and Sale)

Fiscal year ended December 31,	Official Price per Ordinary Share (1)		Official Price per Savings Share (1)
	High	Low	High	Low
	(euro)
2003
First quarter	0.2924	0.2808	0.2047	0.1963
Second quarter	0.2797	0.2708	0.2072	0.1993
Third quarter (1)	0.3104	0.2890	0.2644	0.2414
Fourth quarter	0.3946	0.3753	0.3222	0.3222
2004
First quarter	0.3816	0.3719	0.2991	0.2991
Second quarter	0.3418	0.3322	0.2656	0.2656
Third quarter	0.2762	0.2641	0.2213	0.2213
Fourth quarter	0.2971	0.2855	0.2322	0.2322
2005
First quarter	0.3899	0.3735	0.3195	0.3195

Notes:

(1)	The official prices of the Ordinary Shares and Saving Shares for the period prior to and including August 4, 2003 are not comparable to the official prices of these shares in the following periods due to the effect of the Spin-off of the Directories, and almost all of the directory assistance and business information of TI Media. (See Item 4 Information on the Company–History–SEAT Spin-off and Sale)

	Official Price per Ordinary Share (1)		Official Price per Savings Share (1)
	High	Low	High	Low
	(euro)
January 2005	0.3725	0.3539	0.3088	0.3088
February 2005	0.3915	0.3770	0.3253	0.3253
March 2005	0.4111	0.3960	0.3415	0.3415
April 2005	0.4094	0.3917	0.3394	0.3394
May 2005	0.3854	0.3737	0.3191	0.3191
June (through June 15, 2005)	0.3867	0.3807	0.3214	0.3214

The following table shows the high and low official price, which represents the weighted average of the trading prices for all trades effected on a trading day, for TI Media’s ordinary shares as reported through Premier Marché. TI Media’s ordinary shares stopped trading on the Premier Marché as of December 31, 2004.

	Official Price Per Ordinary Share
	High	Low
	(euro)
2003
Second quarter	0.5507	0.5322

	Official Price Per Ordinary Share
	High	Low
	(euro)
Third quarter	0.3362	0.3055
Fourth quarter	0.3895	0.3720
2004
First quarter	0.3787	0.3673
Second quarter	0.3376	0.3261
Third quarter	0.2980	0.2795
Fourth quarter	0.2909	0.2761

Securities Trading in Italy

Since July 1994, all Italian equity securities have been traded on Telematico except for equity securities of (i) certain smaller companies and cooperative banks traded on Mercato Ristretto under certain specific rules concerning trading hours and procedures and (ii) high growth companies traded on Nuovo Mercato.

Telematico operates under the control of CONSOB, the public authority charged, among other things, with regulating securities markets and all public offerings of securities in Italy, and is managed by Borsa Italiana a joint stock company previously owned by the Treasury, sold through a tender offer to authorized intermediaries.

Securities transactions on Telematico are settled on a cash basis. Cash transactions are settled on the third business day following the trading date. Borsa Italiana issues a daily official list with certain information on transactions in each listed security, including the volume traded and the high and low prices of the day. No “closing price” is reported, but an “official price” calculated as a weighted average price of all trades effected during the trading day and a “reference price” calculated as a weighted average of the last 10% of tender effected during such day are reported daily. The Bank of Italy, in accordance with CONSOB, regulates the governing of the clearing system; with a provision dated September 8, 2000, the Bank of Italy specifies that the clearing system be performed by Monte Titoli (a centralized securities clearing system owned by certain major Italian banks and financial institutions).

Residents of Italy and non-residents through their authorized agents may purchase or sell shares on Telematico, subject to satisfying (i) in case of sales, either the Margin or the Deposit, and (ii) in case of purchases, the Margin. “Margin” means a deposit equal to 100% of the agreed price, and “Deposit” means a deposit of an equal number of the same shares as those sold. If in the course of a trading day the maximum price variation between two consecutive contracts is ±5%, or maximum price variation of the contracts with respect to the control price(3) is ±10% an automatic five-minute suspension is declared. In the event of such a suspension, effect is not given to trades agreed but not confirmed before the suspension. In addition, Borsa Italiana has the authority to suspend trading in any security in response to extreme price fluctuations or for other reasons.

Starting May 15, 2000, the most liquid shares traded on Telematico, including the Shares, have been traded on “Mercato After Hours”, an automated screen trading system managed by Borsa Italiana. “Mercato After Hours” operates, from 6.00 p.m. to 8.30 p.m. on every trading day, substantially under the same rules as Telematico except that the price of any security may not fluctuate by more than 3.5% from the reference price of said securities on Telematico on the same day.

The S&P/MIB currently measures the performance of 40 equities listed on the markets organized and managed by Borsa Italiana. The index is derived from the universe of stocks trading on the Italian Exchange, including Borsa (MTA) and Nuovo Mercato. In September 2004, the S&P/MIB index substituted the MIB30 index which is calculated as an informative index. The S&P/MIB Index provides diversity over 10 economic sector by adhering to the Global Industry Classification Standard, or CICS. The 10 CIGS sectors that underlie the S&P/MIB are: Consumer Discretionary, Consumer Staples, Energy, Financials, Health care, Industrials, Information Technology, Materials, Telecommunication Services and Utilities. All stocks are classified using the CIGS methodology, therefore S&P/MIB Index reflect the Italian Markets in its entirety. Each constituent is weighted by its free float capital, considering the effective number of shares tradable in the market. Index Constituents are reviewed twice a year (March and September), whereas the rebalancing weights are re-calculated four times a year (March, June, September and December). The weighting structure can also be changed following extraordinary events (if the capital of a stock increases or other events).

American style call and put options are traded on the derivative market managed by Borsa Italiana which currently include the Shares and the Savings Shares.

Effective July 1, 1998, the Italian financial markets have been regulated by the Draghi Law. With the Draghi Law, the Italian Government has introduced new laws and regulations governing some aspects of the financial sector and, in particular: (i) brokers and firms managing financial instruments; (ii) the Italian regulated Stock Exchanges; (iii) the offering to the public of financial instruments; (iv) public tender offers; (v) some aspects of corporate governance of listed companies; and (vi) insider trading. The Draghi Law contains framework provisions which have been implemented by specific regulations.

Clearance and Settlement of TI Media Shares

Legislative Decree No. 213 of June 24, 1998 (“Dematerialization Decree”) provided for the dematerialization of financial instruments publicly traded on regulated markets including treasury bonds. From July 9, 1998, all companies that issue financial instruments that are publicly traded on regulated markets must inform Monte Titoli S.p.A. (“Monte Titoli”), a centralized securities clearing system owned by certain of the major Italian banks and financial institutions, which will open an account in the name of each company in its register.

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

Item 10. Additional Information

Memorandum and Articles of Association

General

Telecom Italia Media S.p.A. is a public company (societá per azioni) incorporated and regulated under the Italian Civil Code.

The extraordinary shareholders’ meeting on May 5, 2004 approved certain amendments to the Bylaws, designed specifically to ensure compliance with the new mandatory and elective statutory provisions introduced under the so-called Vietti Reforms of the Italian company laws. The amendments aimed also to set up mechanisms that, although not compulsory, are expected to reinforce and improve TI Media’s corporate governance system. Most significantly, the minimum threshold of share ownership necessary for the shareholders to present lists of candidates for the office of Directors or Statutory Auditors was reduced from 3% to 0.5%. (Article 13 “Composition of the Board of Directors” and Article 22 “Board of Statutory Auditors”). In order to render the new measures contained in the Bylaws applicable as soon as possible, the duration in office of the Board of Directors was set as being only one year (until the Shareholders’ Meeting approval of the financial statements for the period ended December 31, 2004). Other most significant changes involved the delegation of extended powers to the Board of Directors to increase TI Media’s share capital, to approve the acquisition of stakes of more than 90% in other undertakings, to reduce the share capital in case of withdrawal of shareholders and to adjust the Bylaws in order to ensure their compliance with regulatory requirements (Article 5 “Amount” and Article 18 “Powers of the Board – Delegated Powers”).

The objects and purpose of TI Media are set out in Article 4 of the Bylaws, which are attached as Annex B to the Articles of Association.

TI Media’s objectives include:

•	to operate in the industry and trade of publishing, printing and graphics in general, in any form and by any means, including on-line;

•	to gather and engage in advertising in any form and for any means of communication, even in exchange for goods or services or on the account of third parties;

•	to manage activities, including promotional activities, in the field of advertising communications and public relations initiatives;

•	to engage, to prepare and to sell, with all technological means and any other transmission support, including on-line and via the Internet, all types of documentation services, including but not limited to databases and support services for trading goods or services;

•	to manage all activities related to information processing and use of any type and of any manner, including the use and sale of communications services of any type, by any instruments and means and to manage all related, complementary or instrumental production and sales activities in the these areas;

•	to engage in all commercial, industrial and financial operations and transactions involving real or personal property that are considered appropriate for the carrying out of TI Media’s objectives; and

•	to acquire, directly or indirectly, interests and holdings in other corporations or companies as long as it is not TI Media’s primary activity and so long as no activities inherent to bringing in public funds or not permitted by law are carried out.

Directors

TI Media’s Board of Directors consists of not fewer than seven and not more than 21 directors. Directors and deputy directors are elected annually at the annual general meeting for a term expiring at the end of the next annual general shareholders meeting. Under the voting list system contained in TI Media’s Bylaws, TI Media’s directors are to be elected on the basis of candidate lists presented by either (i) the existing Board of Directors; or (ii) one or more shareholders representing at least 0.5% of the share capital of TI Media having the right to vote at the annual general meeting of shareholders. The candidate list submitted by the existing Board of Directors must be deposited at the registered office of TI Media and published in at least one nationally circulated daily newspaper at least 20 days prior to the date scheduled for the general shareholders’ meeting. If the list is submitted by the shareholders, the requisite period is ten days. Each shareholder may present or participate in the presentation of, and may vote for, only one candidate list. Together with each list, within the term indicated above, each candidate must submit a statement accepting the nomination and a resume reporting his or her personal and professional characteristics and any indications of eligibility as independent director.

The Board of Directors must convene at least quarterly and whenever considered necessary or when a written request is submitted to the Chairman by at least one fifth of the Directors or by the auditors. A director of TI Media may not vote in respect of any proposal in which such director, or any person connected with the director, has any material interest other than by virtue of his interests in securities of, or otherwise in or through, TI Media.

The compensation of TI Media’s directors is resolved by the meeting of TI Media’s shareholders. The directors may authorize the issuance of bonds or other indebtedness only if empowered by a shareholders’ resolution.

There is no mandatory retirement age for directors of TI Media, and directors may be reelected to successive boards. Directors are not required to hold any shares of TI Media to be qualified for membership on the board.

Rights and Restrictions Attaching to TI Media Shares

As of June 15, 2005, the issued and outstanding share capital of TI Media amounted to €327,202 thousand divided into 3,642,519,221 ordinary shares and 61,077,236 savings shares with a nominal value of €0.03 each. All of the ordinary shares and savings shares are validly issued and fully paid. The ordinary shares are in registered form, while the savings shares may be either in registered or bearer form.

Dividend Rights

The payment by TI Media of any annual dividend is proposed by the Board of Directors and is subject to the approval of the shareholders at the annual shareholders’ meeting, which must be convened within 120 days, or, under special circumstances, 180 days after the end of each financial year. Before dividends may be paid out of TI Media’s unconsolidated net income in any year, an amount equal to 5% of net income must be allocated to TI Media’s legal reserve until the reserve is at least equal to 20% of the par value of TI Media’s issued share capital. The Board of Directors may authorize the distribution of interim dividends, subject to certain statutory and legal limitations. Holders of savings shares have preferential rights on the distribution of dividends.

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

Meetings of Shareholders and Voting Rights

Holders of ordinary shares are entitled to attend and vote at ordinary and extraordinary shareholders’ meetings. Votes may be cast personally or by proxy. Shareholders’ meetings may be called by TI Media’s Board of Directors (or the Board of Statutory Auditors or at least two statutory auditors) and must be called if requested by holders of at least 20% of the issued and outstanding ordinary shares. Shareholders’ meetings may also be called if requested by holders of at least 10% of the issued and outstanding ordinary shares. In this latter case, however, the Board of Directors may refuse to call the meeting if calling it conflicts with TI Media’s interest; any dispute arising from a refusal to call a meeting must be resolved by the competent court. Shareholders are informed of all shareholders’ meetings to be held by publication of a notice in the Italian Official Gazette (Gazzetta Ufficiale) at least 30 days before the date fixed for the meeting. The period is reduced to, respectively, 20 days with respect to meetings convened at the request of minority shareholders and meetings convened to resolve upon TI Media’s dissolution, and 15 days for meetings convened pending a public tender offer launched on TI Media’s shares. The notice is also published in at least one national daily newspaper, as recommended by CONSOB.

Shareholders’ meetings must be convened at least once a year. The annual unconsolidated financial statements of TI Media are submitted for approval to the ordinary shareholders’ meeting which must be convened within 120 days or, in the event of exceptional circumstances, within 180 days after the end of the financial year to which the financial statements relate. At ordinary shareholders’ meetings, shareholders also approve the distribution of dividends, appoint the Board of Directors and statutory auditors, determine their remuneration and vote on any business matter submitted by the directors. Extraordinary shareholders’ meetings may be called to pass upon proposed amendments to the bylaws, capital increases, mergers, de-mergers, dissolutions, issuance of debentures, appointment of receivers and similar extraordinary actions. The notice of a shareholders’ meeting may specify up to two or three meeting dates, respectively, for an ordinary or extraordinary shareholders’ meeting; these meeting dates are generally referred to as “calls”.

The quorum required for shareholder action at an ordinary shareholders’ meeting on first call is at least 50% of the total number of issued and outstanding ordinary shares, while on second call there is no quorum requirement. In either case, resolutions may be approved by holders of the majority of the ordinary shares present or represented at the meeting. The quorum required at an extraordinary shareholders’ meeting on first, second and third call is determined by statutory law. Resolutions of any extraordinary shareholders’ meeting require the approval of a majority set forth by statutory law. In addition, a meeting will be deemed duly convened if shareholders representing 100% of TI Media’s share capital, together with all members of the Board of Directors and the Board of Statutory Auditors, are present at the meeting.

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

Shareholders may attend the shareholders’ meeting by proxy. A proxy may be given only for a single shareholders’ meeting (including, however, the first, second and third calls of such meetings) and may be exercised only by the person expressly named in the applicable form. The person exercising the proxy cannot be a subsidiary of TI Media, a director, statutory auditor, or employee of TI Media or of any of its subsidiaries.

Proxies may be solicited by an intermediary (banks or investment companies, asset management companies and companies having proxy solicitation as their sole purpose) on behalf of a qualified soliciting shareholder or group of shareholders (who individually or as a group own and have owned at least 0.5% of TI Media’s voting capital for at least six months and who have been registered with TI Media as holder or holders of the shares for the same period of time). Proxies may also be collected by a shareholders’ association from among its members provided that the association has been formed by notarized private agreement, does not carry out business activities other than those relevant to the purpose of the association and is made up of at least 50 individuals each of whom owns not more than 0.1% of TI Media’s voting capital. Members of the shareholders’ association may, but are not obliged to, grant proxies to the legal representative of the association and proxies may also be granted in respect of only some of the matters to be discussed at the relevant shareholders’ meeting. The association votes in different manners in compliance with the instructions given by each member who has guaranteed a proxy to the association. CONSOB has established provisions which govern the transparency and proper performance of the solicitation and collection of proxies.

Savings Shares

Italian companies which have their shares listed on the Mercato Telematico can issue savings shares (azioni di risparmio) which carry preferential rights in the payment of dividends and no voting rights. TI Media, in accordance with Italian law and its bylaws, has issued savings shares which have the following characteristics:

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

Saving shares now represent 1.7% of TI Media’s share capital.

On May 9, 2003, the extraordinary meeting of TI Media’s shareholders approved an amendment of the article 6 of TI Media’s Bylaws concerning the procedures to pay the preferred dividend of the savings shares; in particular, the new clause enables the shareholders’ meeting which approves the financial statements in the case that the net profit shown in the financial statement is non-existing or insufficient, to use the available reserves to meet the financial rights of those holding savings shares. Subsequent amendment of the applicable Bylaws on May 5, 2004 clarified that such payment from reserves would preclude the accrual of the same amount to the following two financial years, which happens when there is no sufficient amount of income in the current year to satisfy the dividend rights of the holders of the savings shares.

In accordance with TI Media’s Bylaws, in the case of delisting of the ordinary shares or savings shares, the savings shares will keep their rights and characteristics unless the holders of savings shares wish to exercise the right to convert their shares into:

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

Liquidation Rights

Pursuant to Italian law and subject to the satisfaction of the claims of all other creditors, shareholders are entitled to a distribution of all the remaining liquidated assets of TI Media proportional to the nominal value of their shares. Holders of savings and preferred shares are entitled to a priority right to any distribution of liquidated assets up to their par value. Thereafter, all shareholders would rank equally in their claims to the distribution of surplus assets, if any. Ordinary shares rank equally among themselves in liquidation.

Reporting Requirements and Restrictions on Acquisitions of Shares

Pursuant to Italian securities regulations any acquisition or sale of an interest in excess of 2%, 5%, 7.5%, 10% and all higher multiples of five, in the voting shares of a listed company, must be notified to the listed company and to CONSOB within five trading days (defined as days on which Borsa Italiana is open) following the acquisition or sale. CONSOB must make such information public within three trading days from the notification.

For purposes of the disclosure requirements referred above: (i) a person’s holding must include both the shares owned by such person, even if the voting rights belong or are assigned to third parties, and the shares whose voting rights belong or are assigned to such person; (ii) a person’s holding shall also include both the shares owned by nominees, trustees or subsidiary companies and the shares of which the voting rights belong or are assigned to such persons; (iii) shares registered in the names of or endorsed to trustees and those whose voting rights are assigned to an intermediary in connection with collective or individual portfolio management services are not to be attributed to the persons controlling the trustee or the intermediary.

For the purposes of the disclosure requirements for 5%, 10%, 25% 50% and 75% thresholds, the calculation of holdings shall also include issued and subscribed shares that a person may buy or sell on his own initiative, either directly or through nominees, trustees or subsidiary companies. Shares that may be acquired by exercising conversion rights or warrants shall be included in the calculation only if the acquisition can be made within sixty days.

Shareholder agreements concerning the voting shares of a listed company must be notified to CONSOB and to the company if they include agreements on the exercise of voting rights and/or duties of consultation before voting. The same rule applies when the shareholder agreements concern the shares issued by a non-listed company that controls a listed company. The notification must include the share ownership of all parties filing it. When listed companies change their share capital, they must notify CONSOB and Borsa Italiana of the amount of the share capital and the number and classes of shares into which it is divided. CONSOB and Borsa Italiana must make the information available to the public no later than the day following the notification. The notification shall be made no later than the day following the event causing such modification or the day following the filing of the amended bylaws.

Any holdings by a listed company of an interest in excess of 10% in the voting shares of an unlisted company must be notified to CONSOB and to the company. The reduction of the participation within the 10% threshold must be notified to the company only. Notifications to CONSOB must be made within 30 days from the approval by the Board of Directors of the half-year and the annual reports; notifications to the company whose shares are being acquired or sold must be made within seven days from the transaction which results in exceeding or going within the 10% threshold. Such information must be made public when the half-year and the annual reports are deposited. For purposes of calculating the interest threshold above, the following unlisted companies shares must be taken into account: (i) shares owned by a listed company even if the voting rights belong to a third party; and (ii) shares attributing voting rights to a listed company if such voting rights grant the listed company dominant or significant voting powers.

In accordance with Italian antitrust laws and regulations, the Antitrust Authority is required to prohibit acquisitions of sole or joint control over a company that would create or strengthen a dominant position in the domestic market or a significant part thereof. However, if the acquiring party and the company to be acquired operate in more than one Member State of the EU and exceed certain revenue thresholds, the antitrust approval of the acquisition falls within the exclusive jurisdiction of the European Commission. See “Item 4. Information on the Telecom Italia Group-Regulation-Competition Law”.

Limitations on Voting and Shareholdings

There are no limitations imposed by Italian law or by the Bylaws of TI Media on the rights of non-residents of Italy or foreign persons to hold or vote the Shares other than those limitations resulting from the special powers of the State, which apply equally to all owners of Shares, Italian and foreign alike.

Material Contracts

Contracts with Telecom Italia

Certain contracts with Telecom Italia to which TI Media is, or has been since January 1, 2002, a party, are described above under “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions”.

Exchange Controls

Foreign Investment and Exchange Control Regulations in Italy

There are no exchange controls in Italy. Residents of Italy may hold foreign currency and foreign securities of any kind, within and outside Italy. Non-residents may invest in Italian securities and may export cash, instruments of credit and securities, in both foreign currency and euro, representing interest, dividends, other asset distributions and the proceeds of dispositions without restriction other than those outlined below. There are no limitations on the right of non-resident or foreign beneficial owners to vote their Shares except as provided for all TI Media shareholders by law. See “—Description of Capital Stock-Limitations on Voting and Shareholdings”.

Updated reporting and record-keeping requirements are contained in recent Italian legislation which implements an EU Directive regarding the free movement of capital. Such legislation requires that transfers of cash or bearer bank or postal passbooks or bearer instruments in euro or in foreign currency, effected for whatsoever reason between different parties, shall be carried out by means of authorized intermediaries when the total amount of the value to be transferred is more than €12,500.00. The threshold referred to above also applies when there is reason to believe that several transactions, effected at different times within a certain period of time, constitute part of a single transaction, even if individually below the threshold amount specified. Whenever the execution of such transactions leads to believe that there be irregularities in their performance, such transactions shall be reported in writing to the Ufficio Italiano Cambi (the Italian Exchange Office) who shall carry out necessary checks. Credit institutions and other intermediaries effecting such transactions on behalf of residents or non-residents of Italy are required to maintain records of such transactions for ten years, which may be inspected at any time by Italian tax and judicial authorities. Non-compliance with the above may result in administrative fines or, criminal penalties, if the transactions fall within a case ruled by the criminal code. The Ufficio Italiano Cambi will maintain records relating to either persons notified of infringements or persons in whose regard a definitive sanction has been issued in its information system for a period which varies depending on the case.

Certain additional procedural requirements are imposed for tax reasons. Non-corporate residents of Italy effecting transfers to and from Italy in excess of €12,500.00 in one year must disclose them in their annual tax declarations. Non-corporate residents must also give details in their tax declarations of financial assets held outside Italy at the end of the fiscal year and of transfers in excess of €12,500.00 to, from, within and between foreign countries in connection with such assets during the fiscal year. No declaration is required in respect of foreign investments and foreign income-earning assets that are exempt from income tax or subject to withholding tax in Italy. Such disclosure requirements do not apply (i) if the total value of the investments and assets at the end of the taxable period or the total amount of the transfers effected during the year is not greater than €12,500.00 or (ii) in respect of foreign investments, foreign assets or transfers within the EU (except for transfer from or to Italy). For corporate residents there is no requirement for such a declaration because their financial statements (on the basis of which their tax returns are prepared) already contain the information.

There can be no assurance that the present regulatory environment in or outside Italy will endure or that particular policies presently in effect will be maintained, although Italy is required to maintain certain regulations and policies by virtue of its membership in the EU and other international organizations and its adherence to various bilateral and multilateral international agreements.

Taxation

Unless otherwise indicated, for purposes of the following discussion regarding taxation, the Ordinary Shares and the Savings Shares are collectively referred to as the “TI Media Shares.”

Italian Taxation

The following is a summary of certain Italian tax consequences of the purchase, ownership and disposition of TI Media Shares as at the date hereof. It does not purport to be a complete analysis of all potential tax matters relevant to a decision to purchase, hold or dispose of TI Media Shares.

Income Tax

Under Italian law, dividends paid to beneficial owners of Savings Shares who are not Italian residents and do not have a permanent establishment in Italy to which dividends are connected are subject to a 12.5% withholding tax.

With respect to dividends paid to beneficial owners of Ordinary Shares who are not Italian residents and do not have a permanent establishment in Italy to which dividends are connected (“non-resident holders”), Italian law provides for withholding tax at a rate of 27% on dividends paid.

Under Italian law, all shares of Italian listed companies have to be registered in a centralized deposit system. With respect to dividends paid in connection with shares held in the centralized deposit system managed by Monte Titoli, such as TI Media Shares, instead of the 27% or 12.5% withholding taxes mentioned above, a substitute tax will apply at the same tax rates as the above-mentioned withholding taxes. This substitute tax is levied by the Italian authorized intermediaries participating in the Monte Titoli system and with whom the securities are deposited and also by non-Italian authorized intermediaries participating, directly or through a non-Italian centralized deposit system, in the Monte Titoli system.

Non-resident holders of Ordinary Shares have the right to recover up to four-ninths of the 27% substitute tax on their dividend income by establishing to the Italian tax authorities that the dividend income was subject to income tax in another jurisdiction in an amount at least equal to the total claimed refunds. U.S. resident owners of Ordinary Shares should consult their own tax advisors concerning the possible availability of this refund, which traditionally has only been payable after extensive delays. In addition, this refund is an alternative to seeking any relief from double taxation under the Italian-U.S. income tax convention (the “Treaty”).

U.S. resident owners of Ordinary Shares may be entitled to reduced rates of tax on their dividends under the Treaty. Under circumstances where a U.S. resident owner is the actual beneficiary of the dividends and the dividends paid are not connected with a permanent establishment in Italy through which the U.S. resident owner carries on a business or with a fixed base in Italy through which the U.S. resident owner performs independent personal services, the Treaty provides that Italian taxes cannot exceed 15% of gross dividends.

To qualify for the reduced tax rate afforded by the Treaty, a U.S. beneficial owner of Ordinary Shares must provide the intermediary with which the shares are deposited and which participates in the Monte Titoli system with the following:

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

IRS Form 6166 may be obtained by filing IRS Form 8802 with the Internal Revenue, Philadelphia Service Center, U.S. Residency Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. IRS Form 8802 must include, among other things, the holder’s name, mailing address, social security number or employer identification number, tax return form number, and tax period for which the certification is requested. In addition, each certification request for Italy must include a statement declaring, under penalties of perjury, the following:

•	that the holder is a U.S. resident;

•	that the holder does not have a permanent establishment in Italy;

•	the holder’s permanent street address; and

•	if a corporation, the holder’s state of incorporation.

If a U.S. resident owner of Ordinary Shares fails to obtain the reduced rate provided by the Treaty, a refund equal to the difference between the Treaty rate and the Italian rate of 27% must be claimed directly from the Italian tax authorities. Extensive delays have been encountered by U.S. residents seeking refunds directly from the Italian authorities pursuant to the Treaty.

In the case of dividends received by a U.S. partnership, the reduction of the tax rate under the Treaty is only available to the extent such dividends are subject to U.S. tax in the hands of the partners.

Transfer Tax

No transfer tax is payable upon the transfer of TI Media Shares through Telematico. Other types of transfers of TI Media Shares listed on Telematico are also exempted from the payment of transfer tax provided that the parties entering into the agreement pursuant to which the transfer takes place are (i) banks, Italian securities dealing firms (“SIMs”) exchange agents or (ii) banks, SIMs or exchange agents on the one hand, and non-residents of Italy on the other hand or (iii) banks, SIMs or resident or non-resident exchange agents, on the one hand, and investment funds on the other hand. In any other case, transfer tax is currently payable at the following rates:

•	€0.072 per €51.65 (or any fraction) of the price at which the TI Media Shares are transferred when the transfer is made between private individuals directly or through an intermediary that is not a bank, SIM or exchange agent;

•	€0.0258 per €51.65 (or any fraction) of the price at which the TI Media Shares are transferred when the transfer is made either (i) between a bank, SIM or exchange agent and a private individual or (ii) between private individuals through a bank, SIM or exchange agent; and

•	€0.0062 per €51.65 (or any fraction) of the price at which the TI Media Shares are transferred when the transfer is made between banks, SIMs or exchange agents.

The mere change of the depositary (e.g., Euroclear, Clearstream, Monte Titoli, DTC or the Depositary) not involving a transfer of the ownership of the transferred TI Media Shares will not trigger the Italian transfer tax.

Capital Gains Tax

Under Italian law, capital gains tax (“CGT”) is levied on capital gains realized by non-residents of Italy from the disposition of shares in companies resident in Italy for tax purposes, such as the TI Media Shares, even if those shares are held outside of Italy. Capital gains realized by non-resident holders on the sale of non-qualified shareholdings in companies listed on a stock exchange and resident in Italy for tax purposes are not subject to CGT.

In order for a non-resident holder to benefit from the exemption from non-qualified shareholdings, TI Media may require the shareholder to provide a declaration that they are not Italian residents for tax purposes.

A “qualified shareholding” consists of securities that (i) entitle the holder to exercise more than 2% of the voting rights of a company whose shares are listed on a stock exchange (as in TI Media’s case) or 20% of the voting rights of other companies, in each case in the ordinary meeting of the shareholders or (ii) represent more than 5% of the share capital of a company whose shares are listed on a stock exchange (as in TI Media’s case) or 25% of the share capital of other companies.

The relevant percentage is calculated taking into account the holdings sold during a 12-month period. Where losses exceed gains, they can be carried forward for up to the fourth taxable period.

Pursuant to the Treaty, a U.S. resident owner of TI Media Shares will not be subject to CGT unless such shares form part of the business property of a permanent establishment of the owner in Italy or pertain to a fixed base available to the owner in Italy for the purpose of performing independent personal services. A U.S. resident owner of TI Media Shares who sells such shares may be required to produce appropriate documentation establishing that the above-mentioned conditions of non-taxability pursuant to the Treaty have been satisfied if CGT would otherwise be applicable.

Gift Tax

Gift tax is payable on transfers of shares of Italian companies, such as the TI Media Shares, by reason of donation, regardless of the residence of the donor and even if the shares are held outside Italy. The application of Italian gift tax depends upon the value of the gift and the relationship between the donee and donor.

There is currently no gift tax convention between Italy and the United States.

United States Federal Income Taxation

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and sale of TI Media Shares that are generally applicable to U.S. holders who own TI Media Shares as capital assets for U.S. federal income tax purposes. For these purposes, you are a U.S. holder if you are a beneficial owner of TI Media Shares and are, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States or of any political subdivision of the United States; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

This discussion is based on the tax laws of the United States currently in effect, including the Internal Revenue Code of 1986, as amended, Treasury regulations, administrative announcements and judicial decisions, as well as the Treaty. These laws may change, possibly with retroactive effect. This discussion does not address U.S. state, local or non-U.S. tax consequences.

Please note that this discussion does not address all of the tax consequences that may be relevant in light of your particular circumstances. In particular, it does not address holders subject to special rules, including:

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	tax-exempt entities;

•	dealers and certain traders in securities or foreign currencies;

•	insurance companies;

•	certain financial institutions;

•	persons who own the TI Media Shares as part of an integrated investment, including a straddle, hedging or conversion transaction, comprised of the TI Media Shares and one or more other positions for tax purposes;

•	persons who acquired TI Media Shares pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar; or

•	persons who actually or constructively own 10% or more of the Company’s voting stock.

Please consult your own tax advisor with regard to the application of the U.S. federal income tax laws to the TI Media Shares, and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdictions.

This discussion assumes that the Company is not, and will not become, a passive foreign investment company (as discussed below).

Taxation of Dividends

Distributions received by you with respect to the TI Media shares, other than certain pro rata distributions of TI Media shares, will constitute foreign-source dividend income for U.S. federal income tax purposes to the extent paid out of the Company’s current or accumulated earnings and profits, as determined in accordance with U.S. federal income tax principles. The amount of the dividend you will be required to include in income will equal the U.S. dollar value of the euros, calculated by reference to the exchange rate in effect on the date the payment is received by you, regardless of whether the payment is converted into U.S. dollars on the date of receipt. If you realize gain or loss on a sale or other disposition of euros, it will be U.S.-source ordinary income or loss. Corporate U.S. holders will not be entitled to claim the dividends-received deduction with respect to dividends paid by the Company. Subject to applicable limitations, dividends received by certain non-corporate U.S. holders in taxable years beginning before January 1, 2009 will be taxable at a maximum rate of 15.0%. Non-corporate U.S. holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

Subject to certain limitations and restrictions, Italian taxes withheld from distributions up to an amount not exceeding the rate provided in the Treaty will be eligible for credit against your U.S. federal income tax liability. Italian taxes withheld in excess of the rate provided in the Treaty will generally not be eligible for credit against your U.S. federal income tax liability.

The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex. You should consult your tax advisor regarding the availability of foreign tax credits in your particular circumstances.

Taxation of Capital Gains

You will recognize capital gain or loss for U.S. federal income tax purposes on the sale or exchange of TI Media Shares in the same manner as you would on the sale or exchange of any other shares of stock held as capital assets. As a result, you will generally recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and your adjusted tax basis in the TI Media Shares. The gain or loss will generally be U.S. source and will be long-term if the TI Media Shares were held for more than one year. You should consult your own tax advisor about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate U.S. holders, and capital losses, the deductibility of which may be limited.

Passive Foreign Investment Company Rules

The Company believes that it was not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for 2004. However, since PFIC status depends on the composition of the Company’s income and assets and the market value of the Company’s assets (including, among others, less than 25 percent-owned equity investments) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a you held a TI Media Share, certain adverse tax consequences could apply to you.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless the U.S. holder is a corporation or other exempt recipient or, in the case of backup withholding, such holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Documents on Display

It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. TI Media filed their reports electronically until February 2004 until TI Media was exempted from filing pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934. This is the first report we file with the SEC since that date. The SEC maintains an Internet site (http: //www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

TI Media is not subject to any interest rate and foreign exchange rate risks since all of TI Media’s cash needs are funded by Telecom Italia’s central treasury function. As a result TI Media cash earned during any day is transferred to Telecom Italia at the end of each business day.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Within 90 days prior to the date of this report, Telecom Italia Media S.p.A., under the supervision and with the participation of our management, including the Managing Director and the Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on this evaluation, our Chairman of the Managing Board and Chief Financial Officer concluded that our disclosure controls and procedures are effective for gathering, analyzing and disclosing the information we are required to disclose in the reports we file under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. There have been no significant changes in our internal controls or other factors that could significantly negatively affect internal controls subsequent to the date of their evaluation.

Item 16A. Audit Committee Financial Expert

The Board of Auditors has determined that each of its members is an “audit committee financial expert” as defined in Item 16A of Form 20-F. For the names of the members of the Board of Auditors, see Item 6. “Board of Auditors.”

Item 16B. Code of Ethics

In July 2004, the Board of Directors approved and adopted a new Code of Ethics and Conduct for TI Media. See Item 6, “Board Practices – Code of Ethics and Code of Behavior on Insider Dealing.” The Code of Ethics and Conduct is available on TI Media’s corporate website at www.telecomitaliamedia.it in the Investor Relations section.

Item 16C. Principal Accountant Fees and Services

Ernst & Young served as TI Media’s primary independent auditors since the year ended December 31, 2002.

“Ernst & Young” means Reconta Ernst & Young S.p.A., the auditor of the Company, as well as all the Italian and foreign entities belonging to the Ernst & Young Global Network.

The following table sets forth the aggregate fees for professional services and other services rendered by Ernst & Young in 2003 and 2004.

	for fiscal year ended December 31,
	2003	2004
Type of Fees
Audit Fees	1,365	362
Audit – Related Fees	—	—
Tax Fees	—	—

	for fiscal year ended December 31,
	2003	2004
All other fees	—	—

Total	1,365	362

Audit Committee pre-approved Policies

The Board of Auditors (also in its role as Telecom Italia’s Audit Committee), in accordance with and to the extent permitted by applicable Italian law, is responsible for the appointment, retention and oversight of the work of the Company’s external auditors engaged for the purpose of issuing the audit report on the annual financial statements. To this effect, the Board of Auditors makes a recommendation to the Shareholders’ Meeting which appoints the external auditors and determines their compensation. On April 4, 2005, the TI Media Shareholders’ Meeting appointed Reconta Ernst & Young S.p.A. (“E&Y”) as external auditors for the three-year period 2005, 2006 and 2007.

In October 2003, Telecom Italia, together with the Board of Auditors, adopted the Group Procedure for the Appointment of Auditors (the “Group Procedure”). The Group Procedure requires that E&Y be appointed throughout the Group with any exceptions subject to prior approval by the Director with delegated authority and the Board of Auditors. The Group Procedure pre-approved certain audit and permissible non-audit services to be provided by the external auditors (and associated persons) and prohibited certain services. According to the Group Procedure, the Board of Auditors pre-approved (subject to annual review) the following audit and permitted non-audit services:

Audit Services:

1.	Audit of annual and interim financial statements on the basis of applicable laws and regulations (including the audit of SEC registered companies’ annual report).

2.	Audit of annual and interim financial consolidated reporting packages.

3.	Audit conformity of the Telecom Italia Group’s sustainability reports or social reports.

4.	Reports or opinions required by law for specific transactions from the auditor appointed to audit the annual financial statements, to the extent permitted.

5.	Audits governed by the principles of national and international auditing such as:

•	procedures performed in relation to the issuance of a comfort letter (including for pro forma accounts and/or balance sheets) in relation to the carrying out of extraordinary financial operations;

•	audits agreed with management covering specific areas or accounts or accounting situations, to support the audit of periodic statements;

•	auditing of subsidiaries and associated companies (including review of the working papers of other auditors) made necessary for the purpose of auditing the periodic statements of the company being audited.

6.	Audit of annual accounts and/or balance sheets to be published in prospectuses, information documents, offering memoranda and similar documents.

7.	Services required by regulatory authorities and control agencies (such as, for example, those connected with so-called ‘regulatory accounting’).

8.	Audit of statements required by national or supranational administrations (e.g. the EU) for the concession of grants or loans for specific actions or projects.

9.	Audits aimed at issuance of an attestation of the system of internal control under Section 404 of the Sarbanes-Oxley Act.

Permitted Non-audit Services:

1.	Audits in the following areas:

•	procedures for auditing associated companies provided for by agreements between shareholders (in relation to so-called ‘audit rights’);

•	financial due diligence procedures on companies to be bought or sold;

•	procedures performed in the area of regulatory accounting;

•	procedures performed on areas related to internal control in support of the internal auditor.

2.	Opinions on accounting and reporting including those regarding (i) application of new accounting principles and new regulations on accounting and regulatory reporting, (ii) implementation of accounting principles current in other countries, (iii) implementation of rules and regulations issued by the SEC, CONSOB and similar bodies.

3.	Assistance to the internal audit department within the limits imposed by SEC regulations.

The pre-approved services listed above are in all cases subject to scrutiny by the Director with delegated powers for internal controls by the Board of Directors who may (by his own initiative or on request by the Committee for Internal Control and Corporate Governance or by the Board of Auditors) request supplementary documentation to verify the independent status of the auditor and take appropriate action if necessary.

Services that are not included in one of the categories listed above require specific pre-approval of the Director with delegated powers for internal controls by the Board of Directors (currently the chairman of the Board of Directors) and the Board of Auditors. An approval may not be granted if the service falls within a category of services not permitted by current law or if it is inconsistent with maintaining auditor independence.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither TI Media nor any of its affiliates have purchased any equity securities in 2004.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following consolidated financial statements and related schedule, together with the report thereon of Ernst & Young, are filed as part of this annual report:

Item 19. Exhibits

The following exhibits are filed as part of this annual report:

Exhibit 1    English translation of the Articles of Association and Bylaws of Telecom Italia Media S.p.A., as amended.

Exhibit 8    Please refer to page 14 of the annual report for a chart showing TI Media’s significant subsidiaries.

Exhibit 12.1    Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit 12.2    Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit 13.1    Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 13.2    Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Telecom Italia Media S.p.A.

By:	/s/ Enrico Parazzini
Name:	Enrico Parazzini
Title:	Managing Director

Date: June 30, 2005

TELECOM ITALIA MEDIA S.P.A.

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of

Telecom Italia Media S.p.A.

We have audited the accompanying consolidated balance sheets of Telecom Italia Media S.p.A. and subsidiaries (the “Company”) as of December 31, 2003 and 2004, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, which statements reflect aggregated total assets of approximately 14% of the Company’s consolidated assets as of December 31, 2003, and aggregated total revenues of approximately 18% and 14% of the Company’s consolidated revenues for the years ended December 31, 2002 and 2003, respectively. These statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those companies, is based solely on the reports of those other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telecom Italia Media S.p.A. and subsidiaries at December 31, 2003 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Italy, which differ in certain respects from U.S. generally accepted accounting principles (see notes 27 and 28 to the consolidated financial statements).

/s/ Reconta Ernst & Young

Turin, Italy

March 16, 2005

except for notes 27 and 28, as to which the date is

June 28, 2005

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2003 AND 2004

	December 31, 2003	December 31, 2004
	(thousands of euro)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 4)	5,783	4,387
Trade receivables (Note 5)	176,646	157,489
Receivables from related parties (Note 19)	157,094	202,875
Inventories (Note 6)	22,561	17,789
Deferred income taxes	44,766	50,195
Other current assets (Note 7)	28,452	35,969

TOTAL CURRENT ASSETS	435,302	468,704
Tangible assets	240,296	252,353
Less—Accumulated depreciation	(181,603)	(196,170)

Tangible assets, net (Note 8)	58,693	56,183
Goodwill, net (Note 9)	225,741	175,695
Intangible assets, net (Note 9)	113,057	108,084
Investments in affiliates (Note 10)	16,535	9,618
Other non current assets (Note 11)	4,283	10,870

TOTAL ASSETS	853,611	829,154

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term debt (Note 12)	6,084	3,660
Trade payables	170,287	152,837
Payables to related companies (Note 19)	66,367	242,435
Accrued payroll and due to social securities institutions	27,325	23,526
Accrued income taxes	24,887	8,379
Other payable and accrued liabilities (Note 13)	25,208	23,925

TOTAL CURRENT LIABILITIES	320,158	454,762
Long-term debt (Note 12)	2,914	98
RESERVES AND OTHER LIABILITIES:
Deferred income taxes	1,178	0
Other liabilities (Note 14)	30,722	23,203
Employee termination indemnities (Note 15)	24,489	23,889

TOTAL LIABILITIES	379,461	501,952
STOCKHOLDERS’ EQUITY:
Share capital (Note 16)	93,894	111,108
Additional paid-in capital (Note 17)	292,345	323,991
Reserves, retained earnings (deficit) (Note 17)	73,313	(120,656)

TOTAL STOCKHOLDERS’ EQUITY BEFORE MINORITY INTERESTS	459,552	314,443
Minority interests	14,598	12,759

TOTAL STOCKHOLDERS’ EQUITY	474,150	327,202

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	853,611	829,154

The accompanying notes are an integral part of these financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

	2002	2003	2004
	(thousands of euro)
Operating revenues	1,990,974	1,297,498	596,598
Other income	22,307	21,023	15,868

Total revenues	2,013,281	1,318,521	612,466
Cost of materials	287,292	162,014	87,144
Cost of external services	753,394	579,667	380,894
Salaries and social security contributions	360,305	242,713	107,237
Depreciation and amortization	281,764	200,193	103,565
Other external charges (Note 20)	98,393	70,541	23,391

Total operating expenses	1,781,148	1,255,128	702,231

Operating income (loss)	232,133	63,393	(89,765)
Financial income (Note 21)	39,113	26,038	1,808
Financial expense (Note 22)	(129,879)	(59,346)	(3,422)
Equity in net income (loss) of affiliated companies	(11,964)	1,402	(646)
Other income and (expense), net (Note 23)	(152,652)	(68,856)	(298,726)

Loss before income taxes and minority interests	(23,249)	(37,369)	(390,751)
Income taxes (expense) benefit (Note 24)	(17,999)	(57,125)	123,866

Net loss before minority interests	(41,248)	(94,494)	(266,885)
Minority interests	55,063	2,550	629

Net income (loss)	13,815	(91,944)	(266,256)

The accompanying notes are an integral part of these financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

	2002	2003	2004
		(in € 000’s)
Cash Flows from Operating Activities:
Net loss	13,815	(91,944)	(266,256)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Minority interests	(55,063)	(2,550)	(629)
Depreciation and amortization	281,764	200,193	103,565
Net change in deferred tax assets, net	(22,259)	33,017	(6,607)
Loss (gain) on disposal of tangible and intangible assets and other investments	10,651	(310)	290
Write-downs of tangible and intangible assets and other investments	78,085	32,874	830
Provision for employee termination indemnities	11,156	8,282	5,462
Payment of employee termination indemnities	(7,363)	(4,940)	(2,802)
Changes in operating assets and liabilities:
Receivables	39,854	(8,598)	(26,624)
Inventories	(1,418)	6,911	4,772
Payable, trade and others	(44,115)	(21,476)	(17,450)
Net change in other assets and liabilities	(49,467)	(60,528)	(14,707)
Net cash provided by operating activities	255,640	90,931	(220,156)
Cash Flows from Investing Activities:
Investments in tangible assets	(27,799)	(32,359)	(27,020)
Additions to intangible assets	(53,104)	(69,499)	(34,708)
Additions to other investments	(15,112)	(69,631)	(8,889)
Acquisitions of investments in consolidated subsidiaries, net of cash acquired	(51,597)		—
Proceeds from disposal of investments in consolidated subsidiaries, net of cash disposed of	30,513	(5,380)	4,528
Proceeds from disposals of tangible and intangible assets, and other investments	91,127	3,990
Net cash (used in) investing activities	(25,972)	(142,613)	(66,089)
Cash Flows from Financing Activities:
Net change in short-term debt	(183,724)	1,391	163,054
Net change in long-term debt	(39,543)	(12,210)	(2,816)
Paid-in capital in consolidated subsidiaries	46,232	249	124,903
Dividends	(1,905)	(1,162)	(292)
Net cash provided by (used in) financing activities	(178,940)	(11,732)	284,849

Net increase in cash and cash equivalents	50,728	(93,680)	(1,396)
Cash and cash equivalents at beginning of year	48,735	99,463	5,783

Cash and cash equivalents at end of year	99,463	5,783	4,387

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	116,160	69,176	3,254
Income taxes	77,315	40,258	13,357

The accompanying notes are an integral part of these financial statements

STATEMENTS OF CONSOLIDATED STOCKHOLDERS’ EQUITY FOR THE

YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

	Attributable to TI Media				Attributable to minority interest
	Share Capital	Additional Paid-in Capital	Reserves, retained earnings (deficit) and net income (loss) of the year	Total	Reserves, retained earnings (deficit) and net income (loss) of the year	TOTAL
	(thousands of euro)
BALANCE AS OF JANUARY 1, 2002	341,184	1,251,915	(36,961)	1,556,138	19,439	1,575,577
Dividend distribution				0	(1,905)	(1,905)
Minority shareholders’ contributions				0	40,266	40,266
Translation adjustments and other			(5,441)	(5,441)	7,871	2,430
Net income (loss) for the year 2002			13,815	13,815	(55,063)	(41,248)

BALANCE AS OF DECEMBER 31, 2002	341,184	1,251,915	(28,587)	1,564,512	10,608	1,575,120
Allocation of 2002 result		(151,946)	151,946	0		0
Dividend distribution			(563)	(563)	(587)	(1,150)
Exercise of stock option plan	249			249		249
Minority shareholders’ contributions				0	19,197	19,197
Disposal of New SEAT	(247,539)	(798,585)	34,921	(1,011,203)	(4,318)	(1,015,521)
Translation adjustments and other		(9,039)	7,540	(1,499)	(7,752)	(9,251)
Net loss for the year 2003			(91,944)	(91,944)	(2,550)	(94,494)

BALANCE AS OF DECEMBER 31, 2003	93,894	292,345	73,313	459,552	14,598	474,150
Allocation of 2003 result		(72,579)	72,579	0		0
Share capital increase	17,214	104,225		121,439		121,439
Minority shareholders’ contributions				0	3,464	3,464
Translation adjustments and other			(292)	(292)	(4,674)	(4,966)
Net loss for the year 2004			(266,256)	(266,256)	(629)	(266,885)

BALANCE AS OF DECEMBER 31, 2004	111,108	323,991	(120,656)	314,443	12,759	327,202

The accompanying notes are an integral part of these financial statements

NOTE 1—FORM AND CONTENT OF THE CONSOLIDATED FINANCIAL STATEMENTS

FORM AND CONTENT

The consolidated financial statements of Telecom Italia Media S.p.A. (“TI Media”) and its consolidated subsidiaries (collectively the “Group”) are prepared on the basis of the accounts of TI Media and the financial statements of the individual companies consolidated as of December 31, 2004 as approved by their respective Boards of Directors, adjusted, where necessary, to conform with the accounting policies adopted by TI Media. TI Media is a 61.5% owned subsidiary of Telecom Italia S.p.A. (“Telecom Italia”).

The accounting policies are consistent with the Italian Civil Code (as amended by Legislative Decree No. 6 dated January 17, 2003 and subsequent amendments and integrations) related to consolidated financial statements interpreted and integrated by the accounting principles established or adopted by the Italian Accounting Profession (collectively, “Italian GAAP”).

Italian GAAP differ in certain material respects from U.S. generally accepted accounting principles (“U.S. GAAP”). The effects of these differences on stockholders’ equity as of December 31, 2003 and 2004 and on the consolidated net results for each of the three years in the period ended December 31, 2004 are set forth in Note 27.

The consolidated financial statements and related notes are presented in a reclassified format, which differs from Telecom Italia Media’s financial statements and disclosures which are prepared in accordance with Italian legal requirements. The format presented does not result in any modification of the portions attributable to Telecom Italia Media stockholders’ equity and net income (loss) as reported on an Italian GAAP basis.

The consolidated financial statements of the Group include the accounts of Telecom Italia Media and all Italian and foreign subsidiaries in which Telecom Italia Media holds, directly or indirectly, more than 50% of the voting capital or has dominant influence (effective control) of the entity. The equity method of accounting is used for affiliated companies and other investments in which the Group has significant influence; generally this is represented by a level of voting capital of at least 20% and not more than 50%. The purchase price paid over the fair value of the net assets acquired for affiliates and equity investees is amortized over its useful life. Investments held at a less than 20% level are accounted for at historical cost.

THE SPIN-OFF

On May 9, 2003 the Extraordinary Shareholders’ meeting of Seat Pagine Gialle S.p.A. (“SEAT”) an Italian company controlled by Telecom Italia, approved the plan to spin-off (the “Spin-off”) its Directories business segments and substantially all of its Directories Assistance and Business Information business segments (together “the New SEAT business activities” or “the New SEAT Group”) into a newly constituted separate legal entity referred to as “Seat Pagine Gialle”. The spin-off was made to existing shareholders of Seat on the basis of 29 shares of the New SEAT Group’s stock for every 40 shares of Seat stock. The Plan also included listing the New SEAT Group’s shares on the Italian stock exchange. The spun-off activities consisted mainly of the following:

•	the Directories division, comprised of Seat Telephone Directories Italy, Thomson Directories Limited (“TDL”) and Euredit. Telephone Directory publishing and advertising represents the Group’s principal revenue generating segment. The Group’s most significant products within this division included nationally distributed Italian Yellow Pages and White Pages directories. Additionally the Group publishes certain Yellow Pages directories with regional coverage, national subscriber-only directories and various industry specific directories. TDL is the second largest directories publisher in the United Kingdom while Euredit publishes and distributes “Europages”.

•	the Directories Assistance division, which consists of Seat Directories Assistance, Telegate, and IMR. Seat Directories Assistance includes the operations of the Group’s on-line telephone directories including its online Yellow Pages service and online White Pages service. Telegate and its subsidiaries are the second largest operator of directory assistance services in Germany. IMR operates in the directory assistance services in Italy.

•	the Business Information division, which includes the subsidiaries Consodata, NetCreations and PanAdress. This division performs direct marketing and database services consisting primarily of direct mail campaign management, demographically tailored mailing lists, data management and enhancement, and marketing database management.

On June 10, 2003, Telecom Italia and a consortium of investors formed by BC Partners, CVC Capital Partners, Investitori Associati and Permira (“Silver S.p.A.”) entered into a sale and purchase agreement for the sale of approximately 61.5% of the share capital of New SEAT which, at the time of the agreement, Telecom Italia Group expected to receive after the spin-off transaction creating New SEAT. The parties agreed on a sale price of €0.598 per New SEAT ordinary share, representing an enterprise value of approximately €5.65 billion and a price for Telecom Italia’s stake of €3.033 billion. The sale was completed on August 8, 2003.

In accordance with the agreements relating to the sale of Telecom Italia’s stake in New SEAT, Telecom Italia agreed to provide to Telecom Italia Media, on an ongoing basis, the funds necessary to service Telecom Italia Media’s debt and other liabilities in existence as of the date of the SEAT spin-off. The commitment provides for Telecom Italia Media to have funds sufficient to meet such liabilities and indemnifies New SEAT from potential liabilities to any creditors of Telecom Italia Media deriving from New SEAT’s statutory joint liability for such obligations.

SIGNIFICANT CHANGES IN THE COMPOSITION OF THE GROUP

The significant changes in the composition of the Group in 2004, 2003 and 2002 are as follows:

YEAR 2004

Group Companies

•	In January 2004 TI Media sold its entire equity investment in Cipi S.p.A. to Promoinvestments at a price of €6,500, realizing a gain of approximately €4,900.

•	In May 2004, TI Media signed an agreement with Fondo di Investimento Mobiliare Chiuso Wisequity for the transfer of its investment in Gruppo Professional Publishing at a price of €10,500, realizing a capital loss of approximately €1,800.

•	In June 2004, an agreement was reached to settle the dispute concerning the framework agreement signed on September 20, 2000 between Seat Pagine Gialle S.p.A. (now Telecom Italia Media S.p.A.) and its subsidiaries and the De Agostini group, regarding, among other things, the purchase of the remaining 40% of Finanziaria Web (which owns 66% of Matrix, owner of the Virgilio portal of Telecom Italia Media).

Based on the agreement reached in 2004, De Agostini Invest transferred its remaining investment in Finanziaria Web to Telecom Italia Media for consideration of €287 million, in lieu of the original price of €700 million. In addition to this amount, €38 million was paid to reimburse De Agostini Invest for expenses sustained to cover losses and recapitalize Finanziaria Web since July 2001.

The agreement led to an immediate increase of €325 million in Telecom Italia Media’s indebtedness. Telecom Italia, in accordance with the commitment undertaken in 2003 when control was relinquished in New Seat Pagine Gialle (the beneficiary company of the partial spin-off of Seat Pagine Gialle S.p.A., now Telecom Italia Media) to ensure that Telecom Italia Media would have the resources necessary to meet its liabilities and commitments existing at the date the spin-off took effect, made a loan of €280 million to the company on June 28, 2004 at market rates.

Two additional transactions were entered into by Telecom Italia Media that are related to this transaction in order to improve its financial position:

•	sale of the investment in Finanziaria Web purchased from De Agostini Invest, carried out on July 9, 2004, to Vertico (at that time a wholly-owned subsidiary of Telecom Italia) for a price of €42.6 million. This sale has allowed Telecom Italia Media to reduce its financial exposure with Telecom Italia while maintaining control over Matrix and to consolidate its existing cooperation with Telecom Italia in Internet activities;

•	share capital increase with option rights for a total amount of €120 million approved by the Extraordinary Shareholders’ Meeting on September 10, 2004 and entirely subscribed to during the rights offer period (October 11 – 29, 2004) and during the offer period on the stock market for the remaining unopted rights (November 8 – 12, 2004).

Telecom Italia subscribed to its share of the capital increase of 352,692,582 new ordinary shares, for approximately €74 million, equal to 62.50% of all ordinary shares offered, and 30,239 new savings shares, for approximately €0.5 million, equal to 0.32% of all savings shares offered.

•	In September 2004, following the exercise of the put option held by the minority shareholders, TI Media acquired an additional 1.52% interest in Databank, for a consideration of €632.

YEAR 2003

Group Companies

Apart from the spin-off transaction described above in the paragraph “The spin-off”, the significant changes in the composition of the Group in 2003 were as follows:

•	In June 2003, the Group disposed of the investments (held by Gruppo Buffetti) in IS Products and Incas Production, realizing a loss of approximately €2,075.

•	In September 2003 the acquisition contract for 100% of the shares of eBisNews (now Telecom Media News) was finalized between Telecom Italia S.p.A. and Telecom Italia Media S.p.A..

•	In November 2003 an additional interest (5.02%) in Databank was purchased, following the exercise of the put option granted to the former shareholder. The parties agreed on a strike price, fixed and not subject to fluctuations, of €2,600.

Other investments

•	In May 2003 the investment held in ESRI Italia was disposed of to ESRI for €780: TI Media realized a gain of €653.

YEAR 2002

Group Companies

•	on August 9, 2002 TI Media acquired the outstanding minority interests in DataHouse, and at the same time concluded the transfer of the entire investment to Dun & Bradstreet S.p.A. for a total consideration of € 15,939.

•	on November 18, 2002 TI Media and Finsatel Srl (100% owned by TI Media) signed an agreement for the disposal of their combined 50% stake in the equity investee Viasat to Exe Fin Spa. The total price agreed amounted to € 2,500. TI Media recorded a loss on disposal of € 6,370;

•	on March 15, 2002 TI Media signed a buyback contract, with which Mondus Ltd bought back the 46,4% stake previously owned by TI Media. The contract established that TI Media would have acquired a 10% interest in Giallo Market S.r.l. from Mondus Ltd. The selling price was established at €19,100, and TI Media recognized a gain amounting to €1,100.

Other investments

•	on October 29, 2002, following to the closing of the “Tiglio Project”, TI Media subscribed the capital increase of Tiglio s.r.l. for a total consideration of € 10,613 (corresponding to a 2,09% interest).

The following significant operations were consolidated in the statement of operations during their year of disposal, as follows:

•	during the fiscal year 2003, New SEAT was consolidated in the statement of operations for the period from January 1, 2003 to July 31, 2003 while for the fiscal year 2004 it was not consolidated.

NOTE 2—REGULATION

Listed below are the main regulatory issues of interest to the Group.

Internet

The regulatory framework governing the sector is currently contained in the new Communications Code that entered into force on September 16, 2003 (Legislative Decree No. 259 of August 1, 2003) ratifying the EC directives on electronic communications services.

TI Media provides internet services by virtue of the authorization issued by the Communications Regulator through regulation No. 219/00/CONS of April 12, 2000. The authorization is valid for a renewable term of 9 years.

Under the new Communications Code all existing licenses and authorizations shall continue to remain in force and effect through to their natural expiry dates.

Dialup

Since January 1, 2003, Telecom Italia Media is entitled to collect the revenues from traffic developed toward its 702 numbers (in accordance with Law 59 of 2002 and the subsequent AGCom 9/02/CIR resolution) and reimburses Telecom Italia S.p.A. the related costs (collection and transportation of Internet traffic, billing and risk of insolvency) based on the prevailing Reference Offer.

ADSL

Telecom Italia Media S.p.A. markets its own broadband ADSL Internet access offer using the Telecom Italia Wholesale offering under AGCom regulations (AGCom decisions 407/99, 217/00/CONS, 15/00/CIR and subsequent decision 6/03/CIR).

WI-FI

Telecom Italia Media S.p.A. has obtained authorization to offer the WI-FI service to the general public as of August 3, 2003, by filing a report of commencement of such activity with the Ministry of Communications (as required under the Decree of May 28, 2003 – Conditions for the issue of general authorizations for the supply of Radio-LAN access to networks and telecommunications services, to the general public).

Television

The new system-specific law “Principles pertaining to the layout of the broadcasting system and RAI” came into force on May 3, 2004.

On June 15, 2004, MTV Italia and La7 Televisioni (formerly TV Internazionale) obtained an extension of the authorization to use analogue technology on the basis of the application submitted to the Ministry of Communications on March 24, 2004.

In order to enhance its digital network, which has a coverage significantly in excess of 50% of the population, La7 Televisioni S.p.A. has entered into agreements with third parties for the supply of broadcasting capacity.

The AGCom resolution No. 253/04/CONS, bearing the “Provision guaranteeing access of the suppliers of especially valuable content to the networks for terrestrial digital television”, has also clarified that for the purposes of complying with the requirement of company separation, the license of network operator can be requested for subsidiaries, associates or parent companies, pursuant to Art. 2359 of the Italian Civil Code, reiterating the principle according to which parties applying for a license as network operator are obliged to implement the corporate separation between network operator and content supplier at the time of submitting the application.

On September 1, 2004, La7 Televisioni S.p.A. conferred the business segment focusing on technical television broadcasting services to its subsidiary, Telecom Italia Media Broadcasting S.r.l., so as to comply with the corporate separation required under law.

News

After the purchase of the national news agency e.bisNews S.p.A., with the logo APbiscom, characterized by the exclusive strategic partnership for Italy with Associated Press, the company’s name was changed to Telecom Media News S.p.A., abbreviated as TM NEWS S.p.A., the logo was changed to APCom, and the new director Antonio Calabrò was appointed.

NOTE 3—ACCOUNTING POLICIES

The principal accounting policies applied are as follows:

CONSOLIDATION

Companies for which the group has voting control or de facto control are consolidated on a line by line basis. All significant intercompany transactions are eliminated, together with any unrealized profits. Accruals and adjustments made in the individual financial statements of the consolidated companies in accordance with tax legislation in order to obtain benefits otherwise not obtainable are eliminated. The minority interest share of net equity and net income of consolidated subsidiaries, if any, is computed using financial statements reflecting the Group’s accounting principles and is separately reported in the consolidated balance sheet and in the consolidated statement of operations.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents represent highly liquid investments that are readily convertible to cash and have original maturities of ninety days or less.

SECURITIES

Debt securities included under cash and cash equivalents are valued at the lower of original cost or net realizable value based on market prices.

Debt securities classified under non current assets (other assets) are held to maturity and recorded at purchase cost adjusted for the unamortized discount or premium. They are also adjusted for any permanent impairment in value.

Equity investments considered long-term in nature are recorded under non current assets (investments in affiliated) or, if acquired for subsequent sale, recorded under current assets.

Other long-term equity investments are recorded at acquisition or subscription cost, including incidental costs, adjusted for any reasonable expectations of a decline in profitability or recoverability in future years.

In the case of a permanent impairment, the value of long-term equity investments is written-down and the impairment in value in excess of the corresponding carrying value is recorded under “reserves and other liabilities—other liabilities (reserve for contract and other risks and charges)”.

Write-downs of investments and securities are reversed if the reason for the write-down no longer exists. The subsequent reversal of write-downs cannot exceed the original carrying value.

ACCOUNTS RECEIVABLE AND PAYABLE

Accounts receivable and payable are recorded at their nominal value. Where required, provisions are made to write-down the receivables to their estimated realizable value. The Group generally does not require collateral for receivables subject to credit risk.

Identifiable individual risks are accounted for through appropriate individual valuation adjustments, and general credit risks through general valuation adjustments of receivables. Low-interest and non-interest bearing items with more than one year to maturity are discounted.

FOREIGN CURRENCY TRANSACTIONS

Monetary assets and liabilities denominated in foreign currencies have been recorded at the exchange rate in effect at the date of the transaction; such assets and liabilities denominated in foreign currencies are remeasured at the prevailing rate at the balance sheet date, and any resulting unrealized gains and losses are recorded in the statement of operations as financial income or expense.

INVENTORIES

Inventories are valuated at the lower value of either purchase or production cost and the value that can be estimated based on market trends. In particular:

•	raw materials are valued at purchase cost, including accessory charges, calculated using the method of progressive weighted average cost;

•	work in progress is valued based on directly related costs, including auxiliary production costs and depreciation expense of the assets that are used;

•	work in progress on contract involves services that have not been finished at the end of the year, relating to contracts for indivisible services that are scheduled to be completed within one year and are valued at production cost;

•	finished goods, at the lesser of cost, based on the weighted average cost method, and presumed market value. Inventories of publications are written down in accordance with the inherent loss of value due to the ageing of the works in inventory.

•	goods for the merchandising of products purchased for resale purposes are valued at purchase cost;

•	stocks of TV productions includes television programs produced in-house or purchased from third parties and not yet broadcast, rights on television films, series, and the like (together with ancillary costs), featuring a duration of less than 12 months, and scripts. Suspended costs are valued taking into account only directly imputable costs and are carried at the specific cost, where possible (rights and programs purchased from third parties) or at the weighted mean cost applied to the number of episodes produced and not yet broadcast.

TANGIBLE ASSETS

Tangible assets are stated at purchase or construction cost including directly related costs and attributable expenses.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets using the following annual rates applied to the historical or revalued costs:

Telecommunication systems and equipment	5-20%
Machinery and installations	10-40%
Industrial and commercial equipment	6-50%
Other tangible assets	5-20%

Construction in progress is stated at cost. Interest on construction projects is capitalized only when loans have been taken out that can be specifically attributed to the project.

Ordinary repair and maintenance costs are charged to the statement of operations in the year they are incurred. Alterations and major overhauls that extend the life or increase the capacity of the asset are capitalized.

Retirements, sales or disposals of assets are recorded by removing the cost and accumulated depreciation from the accounts with any resulting gain or loss reflected in the statement of operations.

INTANGIBLE ASSETS

Intangible assets are recorded at cost, and amortized on a straight line basis over the period of expected future benefit as follows:

Industrial patents and intellectual property rights	Contract duration
Licenses, trademarks and similar rights	Contract duration
Goodwill	Years expected to be benefited (not greater than 15 years)
Software	Principally in 3 years
Leasehold improvements	The shorter of the period of future economic benefit or the residual lease period

Industrial patents and intellectual property rights are amortized over the estimated useful life of these assets. Multi-year rights (of a duration of more than 12 months) to broadcast films, series, soaps, cartoons, classical concerts, short films, and the like, inclusive of ancillary charges (dubbing, editing and materials) and contributions to productions, acquired under licensing agreements, are carried as “intellectual property rights” and subjected to straight-line amortization on an annual basis throughout the term of the rights as established under the licensing agreement, as from the time when the related underlying materials are available and ready for use. Rights held in perpetuity are amortized over 36 months. The application of straight-line amortization is justified by the fact that, as a result of the way advertising airtime is marketed, no direct correlation may be drawn between revenues and the amortization costs of the said rights. In the case where the rights are subjected to a restriction not only on the period of the license but also on the maximum number of broadcasts permitted during such period, and where such number has been reached, the remaining value is entirely amortized during the financial year of the last broadcast made under the license. Rights are carried and subjected to amortization as from the date of commencement of the contractual term, provided that the underlying production is in fact available. Until such time, the related rights and concluded contracts are carried as “Intangible fixed assets underway and advances” up to the value of the amount already paid, or up to their full value in the case where the related production and materials have been delivered and tested.

Concessions, licenses, trademarks and similar rights: are amortized over the estimated useful life of these assets; purchase costs for television frequencies in particular are amortized over five periods. As recently required under Law 66 of 2001, the costs sustained for the purchase from third parties of the right to use television frequencies that are bundled together with business segments or television broadcasting plant acquired by the Company, are carried under “concessions, licenses, trademarks and similar rights”. Starting from 2004, in the case where the assets booked under this item are used for broadcasting in analog mode, they must be completely amortized by December 31, 2006, the date on which analog broadcasting is to be finally phased out under law 66 of 2001 as confirmed by law 112/2004 (the so-called Gasparri law), whilst, if the assets are used for digital terrestrial television, they must be amortized, starting from the end of the period of the pilot project and commencing with the launching of commercial services, over their residual technical and economic life estimated to last through to 2018, in light of the 12 year duration of the network operator license that will be applied for as required under current statutory provisions, by the end of second quarter of 2006;

Software costs capitalized represent only those costs associated with the development of new software or the enhancement of software when additional functionality is provided. The Company applies the same policy in accounting for web site development costs and for costs of computer software developed or obtained for internal use. All costs of maintaining existing software, costs for the enhancement of software that does not provide for additional functionality and costs pertaining to the preliminary stage of software development are expensed as incurred.

WRITE-DOWN OF LONG-LIVED ASSETS

The Group periodically evaluates its long-lived assets for any permanent impairments in value. Long-lived assets (tangible assets, intangible assets, including goodwill, and equity investments) are written-down when there is a permanent impairment. Except for goodwill, write-down is reversed in subsequent financial statements if the underlying assumptions which gave rise to impairment are no longer applicable. The write-down is recognized when the recoverable value of the asset is below the net book value and, in accordance with Article 2426, paragraph 1, item 3 of the Italian Civil Code, the amount of the write-down is the difference between the recoverable value and the net book value.

EMPLOYEE TERMINATION INDEMNITIES

The reserve for employee termination indemnities is determined in accordance with current laws and collective labor agreements. The reserve for termination indemnities shown in the consolidated balance sheets reflects the total amount of the indemnities, net of any advances taken, that each employee of the Italian consolidated companies would be entitled to receive if termination were to occur as of the balance sheet date.

RESERVES FOR RISKS AND CHARGES

Reserves for risks and charges are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. The provisions represent the best possible estimate based on the commitments that have been made and on available elements.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are charged to the statement of operations as incurred.

ADVERTISING EXPENSES

Advertising expenses are charged to the statement of operations as incurred.

RECOGNITION OF REVENUES AND EXPENSES

Revenues and expenses are recorded on the accrual basis.

Revenues consist of internet access fees, subscriber fees (both fixed fee and usage), and advertising revenues. Revenues are recognized as the service is rendered, taking into account the contractual terms. Revenues from the sale of advertising are recognized when the advertising appears on the website or is shown. Revenues for Internet access and related services, mainly subscriptions, are recognized in the period in which the subscription is in effect, using the straight-line method.

Costs related to the production or purchase of programs that are not of recurring benefit (such as variety shows, talk shows, game shows, journalistic and cultural inquiry shows, investigative reporting programs, news, info-entertainment shows and reality shows), including sports and journalistic rights and programs, are charged to the statement of operations when the program is broadcast. In the case of a purchase of rights for an entire sport season, the total cost is allocated pro-rata over the events that make up the season and charged to the statement of operations at the time of each event. Costs related to rights on movies, made for TV movies, serials, cartoons, film shorts and similar programs purchased for a period of less than 12 months are expensed on the basis of the broadcast schedule.

INCOME TAXES

Current income taxes are computed on the basis of the estimated income tax charge according to the tax laws in force in each country; the related income tax payable is shown net of payments on account, withholding taxes and tax credits in “taxes payable”. Any net receivable position is shown in “other current assets”.

The Group recognizes deferred income tax assets and liabilities under the liability method. Deferred income taxes represent the tax effect of temporary differences between the tax and financial reporting bases of assets and liabilities, using enacted tax rates, and the expected future benefit of net operating loss carry-forward. The tax benefit of tax loss carry-forwards is recorded only when there is a reasonable certainty of realization.

Deferred tax assets and deferred tax liabilities are offset whenever allowed by local tax laws.

No deferred taxes are established on certain equity reserves, as management’s intent is not to distribute them. Taxes would need to be provided for on these reserves if management expects to utilize or distribute them in the future.

During 2004, the consolidated national tax return procedure became applicable in Italy for the first time. Our controlling shareholder, Telecom Italia, has elected to file a consolidated tax return with certain subsidiaries. For Corporate Income Tax (IRES) purposes, articles 117 to 129 of the new Italian Income Tax Consolidated Text (T.U.I.R.), allow the computation of a single aggregate taxable income/loss based on the sum of the income and/or losses of Telecom Italia and those subsidiaries which have elected to adopt the consolidated tax return procedure and, thus, the calculation of a single income tax balance to be paid, refunded or carried forward, under the control of Telecom Italia. The carryforward of any losses of the fiscal group also rests with the Parent company Telecom Italia.

The consolidated national tax return procedure makes it possible, from 2004, to recognize losses incurred in the same fiscal year to the extent that they offset income of other consolidated companies, and to compensate on a cash level the individual receivable and payable positions.

MINORITY INTEREST

When the total losses attributable to minority shareholders exceed their interest in the investee’s share capital, such excess will be recorded as a charge to the majority shareholders and, in that case, the minority interest in future earnings will be attributed to the majority interest in earnings, up to the amount necessary to recover the losses previously absorbed by the latter. However, if the minority shareholders have expressly indicated their intention to cover the losses, the losses in excess of the minority interest will be recorded as an asset in the consolidated financial statements.

FINANCIAL DERIVATIVES

Financial derivative contracts are mainly used by the Group to hedge exposure to foreign currency exchange risks.

For financial instruments used to hedge exchange rate risks, the cost (or “financial component” calculated as the difference between the spot rate at the date of entering into the contract and the forward rate) is recorded in the statement of operations based on the accrual principle over the life of the contracts in “financial income” or “financial expense”.

USE OF ESTIMATES

The preparation of consolidated financial statements in accordance with Italian GAAP requires the Group to make estimates and assumptions that affect the reported carrying amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses recognized during the reporting periods. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain items have been combined for presentation purposes in the statement of operations and the balance sheet in order to make the financial statements more informative and understandable. These items are disclosed separately in the notes. In the case of changes in presentation, prior-year amounts are reclassified to conform with the current-year presentation.

NOTE 4—CASH AND CASH EQUIVALENTS

	As of December 31,
	2003	2004
	(thousands of euro)
Bank and postal accounts	5,415	3,358
Cash on hand	174	981
Marketable securities	194	48

	5,783	4,387

Bank and postal accounts consist mainly of funds on deposit in Italian and foreign banks in current accounts. Bank and postal accounts decreased by Euro 2,057 thousand, from Euro 5,415 thousand as of December 31, 2003, to Euro 3,358 thousand as of December 31, 2004, mainly as a result of the cash disbursements due to the operations of the year.

Marketable securities are represented by short term investments in securities.

NOTE 5—TRADE RECEIVABLES

	As of December 31,
	2003	2004
	(thousands of euro)
Trade	196,238	175,495
Reserve for bad debt	(19,592)	(18,006)

	176,646	157,489

Trade accounts receivable, before write-downs, amounted to Euro 175,495 thousand and primarily involve receivables for Gruppo Buffetti in the amount of Euro 53,542 thousand, for La7 Televisioni S.p.A. in the amount of Euro 29,718, for MTV Pubblicità S.r.l. of Euro 29,651 thousand, and for the companies of the Internet Business Unit (Euro 18,856 thousand for Matrix S.p.A. and Euro 20,670 thousand for the Tin.it division of the Parent Company T.I. Media S.p.A.). This item decreased by Euro 20,743 thousand compared to December 31, 2003. These receivables have been written down when necessary to their estimated net realizable value. The allowance for doubtful accounts amounted to Euro 18,006 thousand, thus decreasing by Euro 1,586 thousand.

The following table summarizes the changes in accounts receivable allowances for each of the three years ended December 31, 2004.

Trade accounts receivables, accounts receivables from affiliated companies and others
(thousands of euro)
Year ended December 31, 2002:
Balance at beginning of period	144,279
• Charged to costs and expenses	54,555
• Deductions (1)	(63,421)

Balance at end of period	135,413

Year ended December 31, 2003:
Balance at beginning of period	135,413
• Charged to costs and expenses	36,003
• Seat Spin-off	(112,624)
• Deductions (1)	(39,200)

Balance at end of period	19,592

Year ended December 31, 2004:
Balance at beginning of period	19,592
• Charged to costs and expenses	10,872
• Deductions (1)	(12,458)

Balance at end of period	18,006

(1)	These mainly refer to uncollectible accounts written-off, net of recoveries, changes in the scope of consolidation and translation adjustments.

NOTE 6—INVENTORIES

	As of December 31,
	2003	2004
	(thousands of euro)
Raw materials, supplies and merchandise	351	17
Purchased finished goods	15,496	16,736
Work in progress and semi-finished products	6,049	1,036
Finished products	292	—
Advances to suppliers	373	—

	22,561	17,789

Inventories decreased by Euro 4,772 thousand compared to December 31, 2003 and refers for Euro 15,076 thousand to Gruppo Buffetti S.p.A., for Euro 1,709 thousand to the HMC Group and for Euro 1,004 thousand to Databank S.p.A..

NOTE 7—OTHER CURRENT ASSETS

	As of December 31,
	2003	2004
	(thousands of euro)
Prepaid expenses	6,790	13,074
Advances to suppliers	1,472	8,422
Income tax advances	3,467	4,066
Other tax receivables	8,507	1,386
Accrued income	87	30
Receivable for disposal of equity investment	4,137	—
Other	3,992	8,991

	28,452	35,969

NOTE 8—TANGIBLE ASSETS, NET

Tangible asset balances, net of accumulated depreciation and write-downs, are detailed as follows:

	As of December 31, 2004			As of December 31, 2003
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
	(thousands of euro)
Land and buildings	45	(45)	—	2,161
Plant and machinery	102,134	(70,326)	31,808	30,441
Manufacturing and distribution equipment	1,768	(1,365)	403	703
Other fixed assets	145,808	(124,434)	21,374	23,637
Work in process and advances to suppliers	2,598	—	2,598	1,751

Total	252,353	(196,170)	56,183	58,693

The ratio of the accumulated depreciation on the gross value of fixed assets amounted to 77.7% (75.6% at December 31, 2003).

An analysis of movements in tangible assets for each of the years is as follows:

	As of December 31,
	2003	2004
	(millions of euro)
Balance, at the beginning of the year	116,458	58,693
Investments in tangible assets	32,359	27,020
Seat spin-off	(47,354)	—
Depreciation (1)	(36,550)	(23,535)
Write-downs	(124)	(830)
Changes in consolidation area	(1,949)	(4,781)
Translation adjustments and other	(4,147)	(384)

Balance, at the end of the year	58,693	56,183

Investments for the period amounted to Euro 27,020 thousand, of which Euro 8,959 thousand for the purchase of computer equipment for the Internet area, Euro 13,054 thousand to further develop systems for broadcasting the television signal of the Group’s two broadcast companies. All the investment in tangible assets have been made in Italy. A detail of investments in tangible assets by segment is as follows:

	As of December 31,
	2003	2004
	(thousands of euro)
Internet	11,896	10,624
Television	13,106	15,099
Office Products & Services	957	583
Other activities	453	714
Seat spun-off activities	5,947	—

	32,359	27,020

NOTE 9—GOODWILL AND INTANGIBLE ASSETS

	As of December 31,
	2003	2004
	(thousands of euro)
Goodwill	225,741	175,695

Industrial patents and intellectual property rights	25,353	25,611
Licenses, trademarks and similar rights	36,068	54,062
Software and other rights	15,628	15,399
Leasehold improvements
Work in progress and advances	24,511	3,614
Other	11,497	9,398

Intangible assets	113,057	108,084

•	Goodwill decreased by Euro 50,046 thousand compared to December 31, 2003 mainly due to amortization (Euro 41,381 thousand) and disposals (Euro 14,192 thousand). These reductions were partially offset by the increase of goodwill resulting from the acquisition of the minority interests in PPG S.p.A. (Euro 5,381 thousand) and Databank S.p.A. (Euro 567 thousand).

•	Industrial patents and intellectual property rights increased in the period by Euro 258 thousand and primarily involves Euro 14,716 thousand for television rights of La7 Televisioni and Euro 3,618 thousand for software licenses of unlimited duration for TI Media S.p.A (TIN.IT division).

•	Licenses, trademarks and similar rights increased in the period by Euro 17,994 thousand. It primarily includes Euro 21,335 thousand for Gruppo Buffetti S.p.A. trademarks, Euro 7,267 thousand for purchase costs and trademarks of MTV Italia S.r.l., and Euro 25,195 thousand for purchase costs for television frequencies of La7 Televisioni.

•	Software and other rights principally include software for telecommunications services.

•	Work in progress and advances relate primarily to investments underway at the end of the financial year and pertain mainly to the development of new applications software by the Buffetti Group (Euro 1,261 thousand) as well as software developed for the operating platforms of the Tin.It Division with a view to eliminating risks related to the launching of services and data security (Euro 1,337 thousand).

As of December 31, 2004, the residual amount of goodwill is detailed as follows:

(thousands of euro)
Internet Tin.it merger	26,964
Internet – Matrix	3,495
Television	121,266
Office Products & Services	16,614
Other companies and mergers	7,356

175,695

Changes in intangible assets during the years 2003 and 2004 are as follows:

	2003	2004
	(thousands of euro)
Balance, at the beginning of the year	128,370	113,057
Additions	69,499	34,708
Seat spin-off	(35,838)	—
Amortization	(44,255)	(38,211)
Disposals, translation adjustments and other	(4,719)	(1,470)

Balance, at the end of the year	113,057	108,084

NOTE 10—INVESTMENTS IN AFFILIATED COMPANIES

	As of December 31,
	2003	2004
	(thousands of euro)
Equity investments in:
• Affiliated companies	4,192	552
• Other companies	12,343	9,066

	16,535	9,618

Equity investments comprise:

	As of December 31,
	2003	2004
	(thousands of euro)
Tiglio I S.p.A.	10,457	7,136
Twice SIM S.p.A.	1,206	1,206
TI Audit S.c.a.r.l.	500	500
OPS S.r.l.	2,772	—
Other	1,600	776

	16,535	9,618

Investments in affiliated companies as of December 31, 2004 decreased by Euro 6,917 thousand compared to December 31, 2003, mainly as a result of the disposal of the year.

NOTE 11—OTHER NON CURRENT ASSETS

	As of December 31,
	2003	2004
	(thousands of euro)
Tax receivables	—	7,384
Other receivables	4,190	3,242
Other securities	93	244

	4,283	10,870

As of December 31, 2004, other receivables mainly included the tax credit from the advance payment of tax on the reserve for employee termination indemnities (Euro 630 thousand) and loans to employees (Euro 1,516 thousand).

NOTE 12—FINANCIAL DEBT

	As of December 31,
	2003	2004
	(thousands of euro)
Short-term debt	6,084	3,660
Long-term debt	2,914	98

	8,998	3,758

Financial debt includes Euro 3,660 thousand in short-term exposure in current bank accounts and Euro 98 thousand for medium to long-term financing.

In accordance with the agreements relating to the sale of Telecom Italia’s stake in New SEAT, Telecom Italia agreed to provide to Telecom Italia Media, on an ongoing basis, the funds necessary to service Telecom Italia Media’s debt and other liabilities in existence as of the date of the SEAT spin-off. The commitment provides for Telecom Italia Media to have funds sufficient to meet such liabilities and indemnifies New SEAT from potential liabilities to any creditors of Telecom Italia Media deriving from New SEAT’s statutory joint liability for such obligations.

NOTE 13—OTHER PAYABLE AND ACCRUED LIABILITIES

	As of December 31,
	2003	2004
	(thousands of euro)
Advances from customers	2,040	1,094
Accrued expenses	306	649
Deferred income	11,958	11,593
Payables to customers	4,936	2,209
Other	5,968	8,380

	25,208	23,925

Payables to customers consist of deposits paid by customers and pre-billed basic subscriber charges, as well as traffic prepaid charges.

Deferred income refers to Euro 11,537 thousand in trade items and Euro 56 thousand in financial and other items. Deferred income of a commercial nature included Euro 10,846 thousand for the Tin.It Division related to Internet subscriptions that have already been invoiced but which the service pertains to future periods.

NOTE 14—OTHER LIABILITIES

	As of December 31,
	2003	2004
	(millions of euro)
Reserve for risks and charges	12,275	5,393
Reserve for other risks and charges	2,811	6,744
Reserves for pensions and similar obligations	450	170
Reserve for litigation and other contractual risks	3,436	3,224
Reserve for restructuring	11,750	7,672

	30,722	23,203

The reserves for pensions and similar obligations, amounting to Euro 170 thousand (Euro 450 thousand at December 31, 2003), included the reserve for agents’ leaving indemnities and reserves for potential liabilities related to pension funds set up for the employees of certain foreign subsidiaries.

As of December 31, 2004, the reserve for restructuring costs was Euro 6,744 thousand, of which Euro 5,037 thousand was related to TI Media (Euro 2,811 thousand at December 31, 2003, of which Euro 1,944 thousand was related to TI Media).

NOTE 15—EMPLOYEE TERMINATION INDEMNITIES

Under Italian labor laws and regulations all employees are entitled to an indemnity upon termination of their employment relationship for any reason. The benefit accrues to the employees on a pro-rata basis during their employment period and is based on the individuals’ salary. The vested benefit payable accrues interest, and employees can receive advances thereof in certain specified situations, all as defined in the applicable labor contract regulations. The reserve for termination indemnities reflects the total amount of the indemnities, net of any advances taken, that each employee would be entitled to receive if termination were to occur as of the balance sheet date.

In 2004, the movements in the reserve for employee termination indemnities were the followings:

(thousands of euro)
Balance, at the beginning of the year	24,489
Provision for the year	5,462
Indemnities paid and advances	(2,808)
Changes in consolidation area and other variations	(3,254)

Balance, at the end of the year	23,889

NOTE 16—SHARE CAPITAL

As of December 31, 2004, the share capital of Telecom Italia Media S.p.A. amounted to Euro 111,108 thousand and consisted of 3,642,519,221 ordinary shares and 61,077,236 savings shares, all with a par value of Euro 0.03 each.

As of December 31, 2003, the share capital of Telecom Italia Media S.p.A. amounted to Euro 93,894 thousand and consisted of 3,078,185,264 ordinary shares and 51,614,574 savings shares, all with a par value of Euro 0.03 each.

Share capital increased by Euro 17,214 thousand since December 31, 2003, as a result of the capital increase concluded in November 2004. On September 10, 2004, TI Media’s shareholders authorized TI Media’s management to increase the share capital of the Company by up to €120.1 million by issuing between 473,566,962 and 591,958,700 ordinary shares within a price range of €0.25 and 0.2 and by issuing between 7,940,702 and 9,925,875 savings shares within a price range between €0.2 and 0.17 in order to rebalance TI Media’s financial and equity position after the settlement of the “De Agostini litigation”. The share capital increase was entirely subscribed: a total of 573,796,619 shares with a nominal value of €0.03 each were issued, accounting for 15.49% of the new share capital. Of them, 564,333,957 were ordinary shares at a price of €0.21 each and 9,462,662 savings shares at a price of €0.17 each, for a total collection of €121,439,003, including €1,320,000 relating to the sale of unexercised subscription rights.

NOTE 17—ADDITIONAL PAID-IN CAPITAL AND RESERVES, RETAINED EARNINGS AND NET INCOME OF THE YEAR

ADDITIONAL PAID-IN CAPITAL

Additional paid-in capital at December 31, 2004 amounted to Euro 323,991 thousand, with an increase compared to December 31, 2003 of Euro 31,646 thousand due to the following:

•	Utilization for Euro 72,579 thousand to cover 2003 losses of Telecom Italia Media,

•	Increase by Euro 104,225 thousand following the capital increase illustrated above.

RESERVES, RETAINED EARNINGS AND PROFIT FOR THE YEAR

	As of December 31,
	2003	2004
	(thousands of euro)
Reserves and retained earnings	165,257	145,600
Net loss of the year	(91,944)	(266,256)

	73,313	(120,656)

Reserves, retained earnings and net result of the year decreased by Euro 193,969 thousand compared to December 31, 2003. The decrease was mainly due to the net loss of the year 2004 (Euro 266,256 thousand) partially offset by the utilization of the additional paid in capital to cover the net loss of the year 2003 (Euro 72,579 thousand).

Included in reserves and retained earnings are retained earnings of subsidiaries, legal reserves, revaluation reserves and reserves maintained on a tax-deferred basis. No income taxes have been provided with respect to such reserves either because they are considered permanently reinvested in the subsidiaries or because the conditions, which could give rise to a tax liability, are not expected to occur.

Under Italian law, an entity must set aside every year 5% of net income as part of their “legal reserve”. Such allocation is required every year until the legal reserve is at least 20% of total common stock. Legal reserves are not available for the payment of dividends.

NOTE 18—COMMITMENTS, GUARANTEES AND CONTINGENT LIABILITIES

GUARANTEES

•	other guarantees on behalf of third parties (Euro 11,762 thousand), related to guarantees given by Telecom Italia Media S.p.A. to the purchasers of Data House S.p.A., Mediolanum S.p.A. and GPP S.p.A. as part of the transactions to transfer these companies;

•	contractual obligations (Euro 2,666 thousand) of Gruppo Buffetti S.p.A. towards Elerto related to the sale of the interest in IS Products S.p.A.;

•	letters of patronage (Euro 4,338 thousand) issued to banks by Gruppo Buffetti S.p.A. for the granting of lines of credit for its subsidiaries;

•	performance bonds in the interest of other companies (Euro 2,617 thousand) refer to the counter-guarantees issued to Telecom Italia S.p.A. against the guarantees, inclusive also of the portion covering Telecom Italia Media S.p.A., that the Parent Company issued in favor of banks that extended credit lines for the Tiglio project.

COMMITMENTS AND CONTINGENCIES

These relate to Matrix S.p.A. and refer to hardware and software owned by Seat Pagine Gialle S.p.A. managed by the company as part of the supply contract for the management of the Pagine Gialle Online website.

It must further be pointed out that at December 31, 2004, Telecom Italia S.p.A. was in possession of assets valued at Euro 43,694 thousand, owned by Telecom Italia Media S.p.A..

LEGAL PROCEEDINGS

TI Media, like other companies, is frequently named as a defendant in routine litigation relating to technical and pricing mistakes occurring in TI Media’s products. The following is a summary of a litigation matter outside the ordinary course of TI Media’s business.

Acquisition of Cecchi Gori Communications

Following the purchase of TeleMonteCarlo television network, or La7 and MTV, by TI Media (previously SEAT) from Cecchi Gori Group Media Holding S.r.l. (“Media”) and Cecchi Gori Group Fin.Ma.Vi. (“Finmavi”) several litigation proceedings ensued, as described below.

In connection with the complex legal dispute initiated by the Cecchi Gori Group against TI Media, the following cases remain pending in the ordinary courts:

(i) Arbitration

The arbitration proceedings brought by Finmavi and Media, seeking recovery of their controlling interest in the broadcasting companies or, alternatively, compensatory damages – quantifiable at about Euro 500 million – was decided in favor of Telecom Italia Media on October 1, 2003, with an award that dismissed all the claims raised by Finmavi and Media.

The award was declared executory by decree of the Tribunal of Milan dated December 22, 2003, notified to both the claimants on February 25, 2004. The claimants did not appeal the award within the time period imposed under law, with the result that the award is now final and binding on the parties to the dispute.

(ii) Deed of Pledge

These legal proceedings were brought by Finmavi and Media before the Tribunal of Milan seeking a declaration of nullity and the setting aside of the deed of pledge under which the shares in Cecchi Gori Communications S.p.A. – now HMC (the holding company of the broadcasting group) – held by Media were pledged in favor of Seat PG (now Telecom Italia Media). Through decision No. 881 of January 7, 2004, the Tribunal of Milan dismissed all the claims raised by the plaintiffs, ordering the latter to bear all the costs of court. This decision has been appealed by Finmavi and Media before the Court of Appeal of Milan that has ordered a continuance for the filing of conclusions through to the hearing scheduled for October 4, 2005.

(iii) Extra-contractual liability

This case focuses on the ordinary proceedings brought by Finmavi, Media and Vittorio Cecchi Gori personally, before the Tribunal of Milan against Telecom Italia Media (formerly Seat PG), seeking a finding that Telecom Italia Media (formerly Seat PG) bears extra-contractual liability for its conduct in the management of Cecchi Gori

Communications S.p.A. (now HMC) and the performance of the agreement of August 7, 2000 for the purchase of the broadcasting companies owned by Cecchi Gori Group. The plaintiffs were awarded compensatory damages in the amount of about Euro 500 million. This case is basically a repetition, under a different procedure, of the claims already raised both during the arbitration proceedings mentioned in point (i) above and in the currently pending appellate proceedings mentioned in point (ii).

The next hearing in the case has been scheduled for June 14, 2005.

(iv) Proceedings for the annulment of the General Meeting Resolutions of April 27, 2001

These proceedings were brought by Finmavi and Media seeking the annulment of the resolutions passed on April 27, 2001, by the Ordinary and Special General Meeting of Shareholders of Cecchi Gori Communications S.p.A. (now HMC) for the approval of the Financial Statements for the year ended on December 31, 2000, as well as the total write off, due to losses, of the company’s share capital and the consequent replenishment of the same. At first instance, the Tribunal of Rome dismissed the objections raised against the resolutions and ordered Finmavi and Media to bear the costs of court.

The decision at first instance has been appealed in proceedings currently pending before the Court of Appeal of Rome. The hearing for the filing of conclusions has been scheduled for June 14, 2005.

(v) Proceedings for the annulment of the General Meeting Resolution of August 11, 2000

These proceedings were brought by Finmavi and Media against Cecchi Gori Communications S.p.A. (now HMC), seeking the annulment of the resolutions of August 11, 2000 through which the Special General Meeting of Shareholders of Cecchi Gori Communications S.p.A., amended the latter company’s Bylaws with a view to attributing special rights to category “B” shares.

Telecom Italia Media (formerly Seat PG) intervened in the proceedings on June 25, 2001. At first instance, the Tribunal of Rome dismissed the objections raised against the resolutions and ordered Finmavi and Media to bear the costs of court.

The decision at first instance has been appealed in proceedings currently pending before the Court of Appeal of Rome. The hearing for the filing of conclusions has been scheduled for September 23, 2005.

DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are used by the Group to manage its exposure to foreign exchange rate risk in respect of supply agreements denominated in foreign currencies.

The hedging agreements underway at December 31, 2004, refer to forward purchases by the subsidiary TM News denominated in foreign currency (USD) and amounting to Euro 883 thousand, to hedge a supply agreement for publishing content.

NOTE 19—RELATED PARTIES TRANSACTIONS

Transactions with related companies are as follows:

	As of December 31,
	2003	2004
	(thousands of euro)
Assets:
Accounts receivable: parent company	66,815	64,899
Financial and other receivable: parent company	76,031	126,137
Accounts receivable: affiliated companies	14,248	11,839

Total Assets	157,094	202,875

Liabilities:
Accounts payable: parent company	51,055	60,893
Accounts payable: affiliated companies	8,694	8,354
Financial and other payable: parent company	6,618	173,188

Total liabilities	66,367	242,435

With reference to relations with related parties, the economic, equity and financial effects of these operations on the consolidated financial statements of the Telecom Italia Media Group as of December 31, 2004 are reported below.

In the consolidated report, the economic, equity and financial effects arising from intra-group operations, i.e. among consolidated companies, have been eliminated.

All the operations that the Group companies established with related parties, including intra-group operations, are part of ordinary operations and they are recorded at market conditions or based on specific regulatory provisions.

	parent companies		Type of operations
	subsidiaries, and affiliated of parent companies	subsidiaries (unconsolidated and affiliated companies)
(in thousands of euro)
Sales and service revenues	195,473	27	This item refers to traffic recognized by Telecom Italia S.p.A. to Telecom Italia Media S.p.A. (TIN.IT Division) based on telephone traffic generated by Internet users (Euro 122,764 thousand), subscriptions for Internet access and related services (Euro 54,986 thousand). This furthermore includes Euro 2,643 thousand for the sale of office product from the Buffetti Group to Telecom Italia S.p.A. and TIM S.p.A. and Euro 2,512 thousand to SKY ITALIA S.r.l. for advertising sales by the HMC Group.

Raw materials and outside services	171,151	297	Euro 161,502 thousand refer to amounts paid to Telecom Italia S.p.A. for the use of network infrastructures for Internet services (Euro 132,324 thousand), toll-free number services (Euro 1,543 thousand) and for real estate rent (Euro 3,471 thousand).

Net other income (expense)	1,844	(104)	This mainly refers to costs incurred by the Buffetti Group recharged to TIM S.p.A., for the sale of telephone cards.

Net financial income (expense)	(2,610)	175	This item refers to interest paid to Telecom Italia S.p.A. pertaining to financial debt.

Income taxes	126,137		This item refers to “income from participation in the National Tax Consolidation” of Telecom Italia S.p.A. and includes Euro 99,074 thousand from Telecom Italia Media S.p.A., Euro 19,806 from La7 Televisioni, Euro 4,964 thousand from HMC S.p.A. and Euro 2,293 thousand from TM News.

Accounts receivable included in long-term investments	126,137	4,888	This item mainly refers to accounts payable to Telecom Italia S.p.A. pertaining to partecipation in National Fiscal Consolidation and includes: Euro 99,074 thousand to Telecom Italia Media S.p.A., Euro 19,806 thousand to La7 Televisioni, Euro 4,964 thousand to HMC S.p.A. and Euro 2,293 thousand to TM News. It furthermore includes accounts receivable from HMC Pubblicità S.r.l. for Euro 2,475 thousand, EMAX TRADE S.r.l. for Euro 1,958 thousand, SCS Comunicazione Integrata for Euro 350 thousand and Tiglio I for Euro 82 thousand.

Financial receivables		6,041	This item mainly refers to accounts receivable from Tin Web for Euro 5,034 thousand and Euro 752 thousand from Giallo Viaggi.

Financial debts	173,371	2,807	This item mainly refers to accounts payable to Telecom Italia S.p.A. (Euro 173,188 thousand) and includes Euro 120,900 thousand pertaining to the financing contract stipulated following the acquisition of a 40% stake in Finanziaria Web, net of the reimbursements made during the year, and Euro 52,288 thousand pertaining to accounts payable on ordinary correspondence current account.

Trade and other accounts receivables	68,304	1,365	This item includes accounts receivable from Parent Company Telecom Italia S.p.A. (Euro 43,537 thousand) for telephone traffic generated by Internet users, Internet subscription fees and activation fees for dialup and ADSL services and other accounts receivable from other Group companies (Euro 7,557 thousand).

Trade and other accounts payable	65,361	5,547	This item includes trade accounts payable to Telecom Italia S.p.A. for Euro 57,812 thousand relative to services performed by Telecom Italia S.p.A. for the TIN.IT Division of Parent Company Telecom Italia Media S.p.A. and for purchase of electronic equipment and assistance and maintenance fees and Euro 2,394 thousand payables to TIM.

Investments in intangibles and fixed assets	6,435	3	This item mainly refers to investments made by the TIN.IT Division for the purchase of modems from Domestic Wireline for Euro 4,336 thousand.

Note also that, in the transactions envisaged pursuant to the settlement of the “De Agostini dispute” in July, the stake in Finanziaria Web was sold to Vertico S.p.A. (company held wholly by Telecom Italia) for a total value of Euro 42.6 million.

A detail of the most significant transactions in 2003 and 2002 is reported in the following tables:

Main equity, economic and financial items

	From/to		Type of operations
	parent companies and subsidiaries and affiliated companies of parent companies	subsidiaries (non- consolidated and affiliated companies)
(in millions of Euro)
Sales and service revenues	177,551	163	This item refers to traffic revenues recognized from Telecom Italia S.p.A. to Telecom Italia Media S.p.A. (TIN.IT division) based on telephone traffic generated by Internet users (Euro 126,631 thousand), subscriptions for Internet access and related services (Euro 38,097 thousand). It also includes Euro 3,843 thousand mainly for service revenues from TIM S.p.A., Euro 3,470 thousand for the sale of office products (of which Euro 2,718 thousand to Telecom Italia S.p.A.), and Euro 1,338 thousand to SKY ITALIA s.r.l. (of which Euro 1,328 thousand for advertising sales by the HMC Group).

Raw materials and outside services	153,264	4,141	This item refers for Euro 133,368 thousand to amounts paid to Telecom Italia S.p.A. for the use of network infrastructures for Internet services (Euro 116,307 thousand), toll-free number (Euro 2,105 thousand), building rents (Euro 4,057 thousand) and subscriptions and other services (Euro 9,829 thousand). Moreover, it includes costs for hardware assistance and maintenance fees to I.T.Telecom S.p.A. (Euro 8,218 thousand), Euro 5.098 thousand to TIM S.p.A. for subscriptions and other costs, and Euro 2,252 thousand to Netikos spa for professional services.

Net other income (expense)	6,068	(19)	This item refers to costs incurred by Gruppo Buffetti, recharged to TIM S.p.A., for the sale of telephone cards totaling Euro 2,192 thousand and recovery of posted personnel costs for Euro 3,293 thousand from Telecom Italia S.p.A.

Net financial income (expense)	4,422	(58)	This item refers to interest received from Telecom Italia S.p.A. totaling Euro 9,008 thousand and relating to the short-term deposit with the Group Treasury and financial expense with T.I. Finance amounting to Euro 4,288 thousand.

Net extraordinary income (expense)	(1,015)	(360)	This item includes extraordinary expense with Telecom Italia S.p.A. amounting to Euro 1,043 thousand.

Accounts receivable included in long-term investments		5,597	This item refers to accounts receivable from Hmc Pubblicità s.r.l. for Euro 2,500 thousand, from EMAX TRADE s.r.l. for Euro 1,889, from Giallo Market s.r.l. for Euro 947 thousand and from Tiglio S.r.l. for Euro 261 thousand.

Financial items	76,031	6,930	This item refers to accounts receivable from Telecom Italia S.p.A. for deposits (Euro 76,031 thousand) and from Tin WEB s.r.l. for Euro 4,889 thousand.

Financial debts	6,618	4,005	This item mainly refers to accounts payable to Telecom Italia for Euro 6,618 thousand, to HMC Pubblicità s.r.l. for Euro 2,052 thousand, to Giallo Market for Euro 808 thousand and to Webnext for Euro 867 thousand.

Trade and other accounts receivable	70,384	2,411	This item refers to accounts receivable from Parent Company Telecom Italia S.p.A. amounting to Euro 66,815 thousand, of which Euro 54,355 thousand of the TIN.IT of the Parent Company Telecom Italia Media S.p.A. for traffic generated by Internet users, Internet subscription fees, and dialup and ADSL activation fees.

Trade and other accounts payable	66,708	4,791	This item includes accounts payable to Telecom Italia S.p.A. amounting to Euro 51,055 thousand of which trade accounts payables refer to services from Telecom Italia s.p.a. to the TIN.IT Division of Parent Company T.I. Media S.p.A.. It also includes accounts payable to I.T. Telecom totaling Euro 9,613 thousand for the purchase of electronic equipment and assistance and maintenance fees and Euro 3,728 thousand to TIM.

Intangibles, fixed assets and long-term investments	5,694		This item mainly refers to investments made by Parent Company Telecom Italia Media S.p.A. (TIN.IT Division) for the purchase of modems from IT Telecom S.p.A. for Euro 3,344 thousand. It also includes investments made by the HMC Group for Euro 958 thousand and by Matrix for Euro 458 thousand.

Main economic and financial items	From/to: unconsolidated subsidiaries and affiliated companies	From/to: parent companies, subsidiaries and affiliates of parent companies	Type of operation
(in thousands of euro)
Sales and service revenues	676	93,205	This item refers to amounts recognized by Telecom Italia S.p.A. to Seat Pagine Gialle S.p.A. based on telephone traffic generated by Internet users (Euro 52,248 thousand), subscriptions for Internet access and related services (Euro 20,889), and for traffic generated by calls to Pronto Pagine Gialle (Euro 9 million). Moreover they include Euro 3,616 thousand to Tim S.p.A. mainly for call center services.

Raw materials and outside services	571	83,917	Euro 63,028 thousand is for costs borne by Telecom Italia S.p.A. for telephone traffic and the use of network infrastructures of Telecom Italia S.p.A. (Euro 45,943 thousand); costs for telephone services (over Euro 6 million), costs for personnel working at other facilities within the Group (Euro 4,369 million). This item also includes purchases of material for resale purposes and other goods from Tim S.p.A. (Euro 4,173 thousand) and Olivetti Lexikon (Euro 2,422 thousand) and costs paid to Saritel S.p.A. for activation services for Internet subscriptions (Euro 5,591 thousand).

Net other income (expense)	237	2,436	This mainly involves costs incurred by the Buffetti Group from Telecom Italia Mobile S.p.A., in resale of telephone cards.

Net financial income (expense)	632	11,167	Euro 16,569 refer to accrued interest on the deposit with Telecom Italia S.p.A. and Euro 5,367 refer to payable interest for financing granted by Telecom Italia Finance S.A. to the Consodata and TDL groups.

Net extraordinary income (expense)	3	3,306	This mainly refers to capital gain (Euro 9,037 thousand) and capital loss (Euro 4,483 thousand) from the transfer of real property carried out within the “Tiglio” project.

Financial assets	12,143	548,983	This includes mainly receivables for deposits from Telecom Italia S.p.A. (Euro 529,249 thousand), Telecom Italia Finance S.A. (Euro 17,071 thousand) and non-consolidated subsidiary companies and affiliated companies of Seat PG Group (Euro 12,143 thousand)

Borrowings	3,128	165,316	This mainly involves payables to Telecom Italia Finance S.A. (Euro 161,018 thousand) by the Consodata and Tdl Groups

Trade and other accounts receivable	4,635	46,440	This involves Euro 42,072 thousand in receivables from the parent company Telecom Italia S.p.A., of which Euro 39,878 thousand concern Seat Pagine Gialle S.p.A. mainly for the fee recognized by Telecom Italia S.p.A. to the Tin.it division based on telephone traffic generated by Internet users (Euro 23,071 thousand), the activation of Internet accesses with ADSL technology and related assistance services to the parent company (Euro 6,305 thousand). Moreover, this item includes receivables for advertising services on Pronto Pagine Gialle and telephone directories (Euro 8,590 thousand).

Trade and other accounts payable	5,183	70,043	This mainly involves Euro 46,219 thousand in payables to Telecom Italia S.p.A., of which Euro 20,078 thousand for other payables to Olivetti S.p.A. for the transfer of the tax credit to Seat Pagine Gialle and Euro 23,824 thousand for trade receivables from production activities.

Accrued income and prepaid expenses		1,125	This item concerns financial accrued income from the parent company Telecom Italia S.p.A. (Euro 1,115 thousand)

Accrued expenses and deferred income		1,662	This item includes financial deferred expenses to Telecom Italia Finance S.A. (Euro 1,424 thousand)

Intangibles, fixed assets and long-term investments	815	12,882	This item includes Euro 11,416 thousand for investments made by Seat Pagine Gialle into Netsiel S.p.A. and Telesoft S.p.A., companies of the Telecom Italia Group.

NOTE 20—OTHER EXTERNAL CHARGES

	Year ended December 31,
	2002	2003	2004
	(thousands of euro)
Provision for bad debts	54,555	36,003	10,872
Provisions for risk	24,008	25,442	4,639
Write downs of tangible and intangible fixed assets			1,052
Other provisions and operating charges	19,830	9,096	6,828

	98,393	70,541	23,391

The 2004 decrease in other external charges of €47.1 million was mainly due to the change in the consolidation area resulting from the spin off in 2003 for Euro 50.9 million. Excluding amounts related to the Business Units which were spun off for 2003, the increase of Euro 3.8 million is principally due to the provision for bad debts (Euro 2 million) in order to bring the value of trade receivable into line with that of their estimated market value.

The 2003 decrease in other external charges of €27.9 million was mainly due to the change in the consolidation area resulting from the spin off in 2003 for Euro 20.7 million.

NOTE 21—FINANCIAL INCOME

	Year ended December 31,
	2002	2003	2004
	(thousands of euro)
Dividends	31	281	1
Capital gains and other income from equity investments	116	182	17
Interest and capital gains on fixed-income securities	27	34	7
Interest and commission from:
—affiliated companies and others	17,224	9,325	501
Gains on foreign exchange	16,761	12,268	890
Other	4,954	3,948	392

	39,113	26,038	1,808

Financial income decreased by €24 million or 93,1%. Such decrease is mainly due to the change in the consolidation area resulting from the spin off in 2003

NOTE 22—FINANCIAL EXPENSE

	Year ended December 31,
	2002	2003	2004
	(thousands of euro)
Interest and commission paid to:
—banks and other financial institutions, on short and long-term loans	62,084	32,970	73
—affiliated companies and others	14,675	7,042	3,181
Interest and other charges on debenture loans	32,790	7,828	0
Losses on foreign exchange	20,330	11,506	168

	129,879	59,346	3,422

•	Financial expense decreased by €56 million or 94,2%. Such decrease mainly due to the change in the consolidation area resulting from the spin off in 2003. The main value for 2004 is referred to the short-term borrowing from Telecom Italia S.p.A., net of repayments made during the year, used for the acquisition of a 40% stake in Finanziaria Web as envisaged by the settlement agreement of the “De Agostini dispute”.

The contract regulating this loan will expire on June 20, 2005, with Telecom Italia Media’s option for renewal in accordance with the commitments undertaken by Telecom Italia S.p.A. upon the transfer of the majority stake in New Seat, so as to enable Telecom Italia Media to have the necessary means to meet the debts and commitments existing at the date the spin-off became effective.

The amount of the original loan was Euro 280,000 thousand and was reduced through the sale of the stake in Finanziaria Web to Vertico which took place on July 9, 2004 and amounted to Euro 42,600 thousand, and through the collection of the capital increase of TI Media S.p.A. totaling Euro 116,500 thousand, net of expenses amounting to Euro 3,619 thousand.

This loan will be paid in accordance with the rates normally envisaged within the financial relationships established in the Telecom Group, based on the Euribor agreed upon during the period plus a 0.4375% margin.

NOTE 23—OTHER INCOME AND (EXPENSE), NET

	Year ended December 31,
	2002	2003	2004
	(thousands of euro)
Provisions and write-downs of goodwill and equity investments	(148,139)	(34,490)	(287,661)
Restructuring costs	0	(16,872)	(6,602)
Gains on the disposal of equity investments, tangible and intangible fixed assets	12,609	549	1,174
Other, net	(17,122)	(18,043)	(5,637)

	(152,652)	(68,856)	(298,726)

In 2004, provisions and write-downs of goodwill and equity investments amounted to €288 million and consisted mainly of the following:

•	Euro 282,400 thousand relating to the loss on the transfer to Vertico of the stake in Finanziaria Web, acquired on June 28, 2004 relating to the settlement of the “De Agostini dispute” for Euro 325,000;

•	Euro 2,730 thousand for accessory charges relative to the settlement of the “De Agostini dispute”;

•	Euro 2,531 thousand for provisions for the divestment of equity investments;

In 2003, provisions and write-downs of goodwill and equity investments amounted to €34 million and consisted of the following:

•	net capital losses from sale of intangibles, fixed assets and long-term investments amounted to Euro 1,616 thousand;

•	extraordinary write-downs of goodwill for Euro 25,840 thousand: the item refers to write-downs of NetCreations (Euro 4,505 thousand), and Televoice, formerly Giallo Voice (Euro 4,200 thousand), to make their value consistent with the expectations of duration and development of business. Euro 3,518 thousand are included, referring to the zeroing of the value of consolidation difference of Office Automation Products S.p.A. following the transfer of Incas Productions S.p.A. and Is Products S.r.l. and of GPP Group (Euro 8,289 thousand) to bring its value into line with the presumable market value;

•	an Euro 7,034 thousand provision for GPP S.p.A.’s commitment to acquire the remaining share of capital (40%) of the subsidiary Gruppo Editoriale Faenza Editrice S.p.A.;

In 2002, provisions and write-downs of goodwill and equity investments amounted to €148 million and consisted of the following:

•	extraordinary provision to fund for risk (Euro 59,347 thousand), of which Euro 42,973 thousand allocated for the purchase of 1,108,695 shares, representing 8.17% of the share capital of Consodata S.A. that, based on agreement signed with company’s promoters, was carried out in February 2003 for a value of Euro 44 per share, causing a disbursement of Euro 48,782 thousand. With reference to the number of shares involved in the transaction, the company prudently provisioned an amount equal to the difference between the purchase price per share envisaged by original contractual agreements and the value per share of the Company (Euro 5.24) calculated based on assessment drawn up by an independent auditor who defined the overall value of the Consodata Group. Provisions to funds for risks also include Euro 8,631 thousand in future charges related to the operation regarding the sale of the subsidiary DWI S.p.A., transacted in January 2003;

•	extraordinary write-downs (Euro 59,190 thousand) of which Euro 50,986 thousand in goodwill recorded under the assets of Seat Group companies to make their value consistent with the expectation of duration and development of the assets. Those write-downs brought about the reduction of the book value of the shareholdings in Icom Inc. (affiliated company of NetCreations Inc.) to the extent of Euro 6,347 thousand, the reduction of goodwill recorded in the Balance Sheet of NetCreations Inc. for Euro 23,336 thousand and the write-off of the goodwill recorded in the balance sheet of Telegate Inc. for Euro 20,051 thousand;

•	capital losses amounting to Euro 29,602 thousands, Euro 20,661 thousand of which relative to the sale or liquidation of shareholdings, including Viasat S.p.A. (Euro 11,549 thousand), Neoexpo S.p.A. (Euro 892 thousand) and Seat Capital Investments S.A. (Euro 58 thousand), Euro 6,765 thousand to the sales of the shares held in the closed-end mutual investment fund Wisequity S.p.A. and Euro 4,483 thousand to the sale of property by Seat S.p.A. as a part of the “Tiglio” Project;

In 2004, restructuring costs amounted to €7 million and consisted mainly of the following:

•	Euro 3,412 thousand for costs and provisions for corporate restructuring;

•	Euro 3,190 thousand by way of charges and provisions made in light of staff layoffs or resignations.

In 2003, restructuring costs amounted to €17 million and consisted mainly of the following:

•	Euro 9,741 thousand for risks related to spin-off;

•	extraordinary reorganization expense of Euro 7,131 thousand, mainly for personnel.

In 2004, gains on the disposal of equity investments, tangible and intangible fixed assets amounted to €1,174 thousand and consisted of the gain from the transfer of the stake in CIPI S.p.A. that took place in January 2004

In 2003, gains on the disposal of equity investments, tangible and intangible fixed assets amounted to €549 thousand and consisted of the gains on the sale of non-current assets;

In 2002, gains on the disposal of equity investments, tangible and intangible fixed assets amounted to €12,609 thousand and consisted of capital gains of € 9,037 thousand arising on the transfer of real estate of Seat S.p.A. and Gruppo Buffetti S.p.A. as a part of the “Tiglio” project and of €3,410 thousand from the sale of equity investments, including Phone.com GmbH, Mondus Ltd and DataHouse S.p.A..

In 2004, “other, net” (€-6 million net income) included:

•	Euro 3,875 thousand from the discharge of provisions made in previous financial years that are no longer necessary;

•	Euro 4,500 thousand for proceeds paid to the HMC Group by the previous shareholder Edison to partly service costs incurred for the Telenorba dispute and related to previous financial periods, according to the contracts signed by Edison;

•	Euro 3,559 thousand in other extraordinary income (of which Euro 751 thousand for lower taxes and duties relating to previous periods);

•	Euro -3,948 thousand for allocation of charges related to the capital increase;

•	Euro -7,574 thousand for charges incurred by the HMC Group, pursuant to resolution of the Telenorba dispute. These charges were partially indemnified by the previous HMC shareholder according to the contract agreements signed by HMC, as illustrated in the section on extraordinary income;

•	Euro -771 thousand from revenues pertaining to taxes for previous financial periods;

•	Euro -5,278 thousand for other charges and extraordinary losses.

In 2003, “other, net” (€-18 million net income) included:

•	Euro 14,291 thousand in other extraordinary income, of which Euro 6,852 thousand for the discharge of no longer necessary provisions entered in previous periods;

•	prior periods’ taxes amounting to Euro -11,841 thousand as expense – not covered by the funds for risks existing at December 31, 2002 – borne by the Parent Company and its Italian subsidiaries for participating in the forms of facilitated determination of tax relations (referred to as “amnesty”) envisaged by Law 289 of December 27, 2002 and subsequent amendments and riders, following the decision made after the 2002 Annual Report was approved;

•	non-operating losses of Euro -11,514 thousand against unascertained costs for previous periods;

•	other extraordinary expense amounting to Euro -8,979 thousand

In 2002, “other, net” (€-17 million net charges) included:

•	other extraordinary income (Euro 32,753 thousand) of which Euro 14,967 thousand in extraordinary income for revenues not accrued in their relative accounting period and reversal of costs over-calculated during previous periods, and Euro 8,061 thousand for indemnities owed to Seat S.p.A. by a company in the Cecchi Gori group (CG Media Holding S.r.l.) and recorded, as the direct beneficiary, by the subsidiary H.M.C., parent company in the Television area and written down entirely among extraordinary expense.

•	non-operating losses of Euro -19,976 thousand against unascertained costs for previous periods;

•	other extraordinary expense (Euro -29,899), of which Euro 8,864 for write-downs of receivables from Fin.Ma.Vi.

NOTE 24—INCOME TAXES

Income taxes include the current income taxes of the individual consolidated companies and the deferred income tax expense and benefit related to the individual consolidated companies and to the consolidation adjustments.

Income tax benefit for 2004 amounted to € 123,866 (expense of €57,125 and €17,999 in 2003), with a positive change of €180,991.

In particular, taxes posted for 2004 include a benefit of €126,137 for the participation in the National Tax Consolidation of Telecom Italia. The balance sheet as of December 31, 2004 reflects the corresponding receivable from Telecom Italia.

During 2004, the consolidated national tax return procedure became applicable in Italy for the first time and TI Media parent company, Telecom Italia, has elected to file a consolidated tax return with certain subsidiaries, including certain companies of the TI Media Group. For Corporation Income Tax (IRES) purposes, articles 117 to 129 of the new Italian Income Tax Consolidated Text (T.U.I.R.), allow the computation of a single aggregate taxable income/loss based on the sum of the income and/or losses of Telecom Italia and those subsidiaries which have elected to adopt the consolidated tax return procedure and, thus, the calculation of a single income tax balance to be paid, refunded or carried forward, under the control of Telecom Italia. The carryforward of any losses of the fiscal group also rests with Telecom Italia. The consolidated national tax return procedure makes it possible, from 2004, to recognize losses incurred in the same fiscal year to the extent that they offset income of other consolidated companies, and to compensate on a cash level the individual receivable and payable positions.

Income taxes for 2003 amounted to Euro 57,125 thousand (Euro 17,999 thousand in 2002) for an increase of Euro 39,126 thousand, and were influenced by the effect of the non-deductibility of write-down of equity investments, amortizations, depreciations and provisions for risks. Current taxes amounted to Euro 56,453 thousand (Euro 40,258 thousand in 2002) and worsened since 2002 by Euro 16,195 thousand due primarily to the effect of reduced write-downs compared to those of the previous year, which included adjustments made exclusively for tax benefits in accordance with the tax law.

Deferred taxes presented a negative net balance of Euro 672 thousand (positive for Euro 22,259 thousand in 2002) for a negative change of Euro 22,931 thousand due primarily to the reduced write-downs mentioned above and to the cancellation of deferred tax assets, accrued in the previous period, relative to the write-down of the investment in Consodata, which was not considered recoverable any more subsequent to the introduction of the 2003 tax reform.

Italian and foreign income (loss) before taxes are as follows:

	Year ended December 31,
	2002	2003	2004
	(thousands of euro)
Italy	91,626	(12,986)	(390,751)
Foreign	(114,875)	(24,383)	—

	(23,249)	(37,369)	(390,751)

The provision for income taxes consisted of the following in the years ended December 31, 2002, 2003 and 2004:

	Year ended December 31,
	2002	2003	2004
	(thousands of euro)
Provision for income taxes:
Current tax (expense) benefit	(40,258)	(56,453)	(9,072)
Deferred tax (expense) benefit	22,259	(672)	132,938

	(17,999)	(57,125)	123,866

The reconciliation between the Group’s statutory tax rate (40.25% in 2002, 38.25% in 2003, and 37.25% in 2004 consisting of IRPEG taxes at 36% in 2002 and at 34% in 2003, of IRES taxes at 33% in 2004 and of IRAP taxes at 4.25% in all three years computed on a higher taxable income) and the effective tax rate is as follows:

	Year ended December 31,
	2002		2003		2004
	(thousands of euro)%		(thousands of euro)%		(thousands of euro)%
Income (loss) before income taxes	(23,249)		(37,369)		(390,751)

Taxes at statutory rate	8,370	36%	12,705	34%	128,947	33%
• Operating losses of the current year not considered recoverable and for which a valuation allowance was set-up in the current year	(63,377)	273%	(29,644)	79%	(1,927)	—
• Deferred tax benefits of prior years for which a valuation allowance was set-up in prior years			—		13,238	(3)%
• Write-down of investments	138,049	(594)%	—
• Amortization of goodwill	(72,649)	312%	(21,015)	56%	(13,091)	3%
• Other	1,424	(6)%	(1,175)	3%	(916)	—

	11,817	(51)%	(39,129)	105%	126,251	(32)%
• IRAP and other taxes calculated on a different taxable basis with respect to the income before income taxes	(29,816)	128%	(17,996)	48%	(2,378)	1%

Total income tax (expense) benefit	(17,999)	77%	(57,125)	153%	123,866	(32)%

Net deferred tax assets are detailed as follows:

	As of December 31,
	2003	2004
	(thousands of euro)
Deferred tax assets	44,766	50,195
Deferred tax liabilities	(1,178)	—

	43,588	50,195

The main components of the net deferred tax assets are the followings:

	As of December 31,
	2003	2004
	(thousands of euro)
Write-downs	28,751	35,419
Net operating losses	2,503	2,963
Provisions for risks and charges	6,119	4,583
Reserve for bad debt	5,268	5,049
Other deferred tax assets	2,125	2,181
Other deferred tax liabilities	(1,178)	—

	43,588	50,195

As of December 31, 2004, the Group has net operating loss carryforwards of €554,176, of which €51,400 do not expire, while the remaining expire within 5 years (i.e. by year-end 2009). The tax benefit relating to net operating loss carryforwards is recorded only when there is reasonable certainty of recovery. At December 31, 2004, the Group has net operating loss carry-forwards of €545 million, for which no deferred tax asset has been provided.

At December 31, 2004 no taxes have been recognized on tax-deferred reserves subject to taxation in the event of distribution and/or utilization since no transactions are expected to be entered into that would warrant their distribution or utilization.

NOTE 25— OTHER INFORMATION

(a) Segment information

The businesses of the Group are managed and organized on the basis of the following Business Units/Corporate Functions and the segment disclosure which follows is based on these Business Units/Corporate Functions. There were no significant changes in the organization of the businesses during 2004 that would affect the comparability of the segments’ disclosure.

Internet and Media. During 2004 the TI Media Media Group continued its business rationalization and focalization plan started in 2003, reflected in the continuing disposition of non-core assets and acquisitions to support core businesses. After these transactions, the Internet and Media Business Unit operates mainly in the following segments:

•	Internet. Management of access services (ISP), with Tin.it, management and development of web portals (Virgilio with Matrix), and web services, where it occupies a leadership position in the Italian market;

•	Television. La7 and MTV, both in the sectors of production and broadcasting of publishing content through the use of television transmission networks under concession and in the marketing of advertising space in TV programming; and

•	Office Products and Services. Distribution of products, services and solutions for the office through Buffetti retail networks.

For a complete description of these Business Units/Corporate Functions, see “Item 4. Information on the TI Media Group—4.2 Business Units”.

Selected financial data of each Business Unit/Corporate Functions has been provided as of and for the years ended December 31, 2002, 2003 and 2004, consistent with the structure of each Business Unit/Corporate Functions at December 31, 2004. The Group’s segments operate principally in Italy.

	Internet	Television	Office Products % Services	Professional Publishing	Spun-off activities	Other activities and elision	Total
2002(1)
Operating revenues	139.2	88.4	279.0	33.3	1,413.6	37.5	1,991.0
Operating income	(47.1)	(85.0)	6.9	0.0	385.5	(28.2)	232.1
Depreciation and amortization	—	—	—	—	172.7	—	281.8
Investments in tangible assets	—	—	—	—	—	—	27.8
Identifiable assets	—	—	—	—	—	—	3,875.6
2003(1)
Operating revenues	251.0	113.0	184.8	25.3	707.4	16.0	1,297.5
— Third parties	79.4	110.2	175.5	24.9	702.9	204.6	1,297.5
— Intersegment(7)	171.6	2.8	9.3	0.4	4.5	(188.6)	0.0

	Internet	Television	Office Products % Services	Professional Publishing	Spun-off activities	Other activities and elision	Total
Operating income	(4.4)	(71.2)	3.5	(1.3)	166.4	(29.6)	63.4
Depreciation and amortization	45.1	43.8	9.6	3.0	93.4	5.3	200.2
Investments in tangible assets	11.9	13.1	1.0	0.2	5.9	0.3	32.4
Identifiable assets	145.4	297.8	164.2	23.1		223.1	853.6
2004
Operating revenues	302.8	138.2	126.8	0.0	0.0	28.8	596.6
— Third parties	114.0	134.3	123.6	—	—	224.7	596.6
— Intersegment(7)	188.8	3.9	3.2	—	—	(195.9)	0.0
Operating income	16.2	(79.9)	1.1	—	—	(27.2)	(89.8)
Depreciation and amortization	42.1	49.2	8.2	—	—	4.1	103.6
Investments in tangible assets	10.6	15.1	0.6	—	—	0.7	27.0
Identifiable assets	165.1	344.0	131.9	—	—	188.2	829.2

(b) Stock-based compensation

Telecom Italia Media (formerly SEAT) “2000-2002 Plan”—On November 20, 2000 SEAT’s extraordinary shareholder’s meeting approved a share capital increase for a maximum of 127,000,000 ordinary shares reserved for employees and directly or indirectly-controlled subsidiaries. The “2000-2002 Plan” provided for the allocation of options in three annual installments following attainment of Corporate and personal objectives according to the guidelines as defined in the plan. The options vest annually, beginning in May 2001, the 2000-2002 plans terminate respectively in April 2004, 2005 and 2006. The exercise price of stock options granted under this Plan approximated the fair market value on the grant date. As a result of the spin-off of certain SEAT businesses during 2003, most options were forfeited. At December 31, 2003, 3,369,299 options were outstanding. Total options outstanding under the 2000-2002 Plan at the end of 2004 were 940,313.

Telecom Italia Media (formerly SEAT) Top Plan and Key People Stock Option Plans—The Board of Directors of Telecom Italia Media on May 17, 2002, approved the implementation of two new stock option plans, offered to directors and employees who hold “key” positions in the group due to their particular responsibility and/or skills. The Top Plan and the Key People Plan provide for the allocation of options in three annual installments. The exercise price of stock options granted under the new Plans approximated the fair market value on the grant date. Both plans expire on May 31, 2008. The Key People Plan led to the allocation of 46,400,000 options, of which 2,500,000 reserved for “B” Beneficiaries and 43,900,000 reserved for “C” Beneficiaries. The Top Plan led to the allocation of 1,500,000 options. No compensation expense was recognized for options granted under the Key People Plan or Top Plan, as the stock price was below the exercise price at the date of grant and the awards were deemed to be fixed under APB 25. At December 31, 2003, 16,750,000 options were outstanding under the Key people Plan and none under the Top Plan. Total options outstanding under the Key Plan at the end of 2004 were 14,900,000.

The following table summarizes the Telecom Italia Media “2000-2002”, Top and Key People stock option plans activity:

	Number of options	Weighted Average price per option
		(euro)
Outstanding at December 31, 2001	81,731,478	1.00
Granted	47,936,110	0.85
Exercised	(18,055)	56.29
Forfeited	(26,314,590)	0.98

Outstanding at December 31, 2002	103,334,943	0.93
Exercised	(10,725,132)	0.03
Forfeited	(20,794,835)	0.86
Cancelled	(51,695,677)	1.15

Outstanding at December 31, 2003	20,119,299	0.91

Expired and Forfeited	(4,278,986)	1.06

Outstanding at December 31, 2004	15,840,313	0.87

The following table summarizes certain information for the stock options granted under the stock option plans, which are outstanding at December 31, 2004:

Range of Grant Prices	Options Outstanding			Options Exercisable
	Shares	Weighted Average Remaining Life (years)	Weighted Average Grant Price	Shares	Weighted Average Grant Price
(euro)			(euro)		(euro)
0.85	14,900,000	3.4	0.85	8,940,000	0.85
1.22	940,313	0.9	1.22	940,313	1.22

	15,840,313			9,880,313

NOTE 26—SUBSEQUENT EVENTS

Sale of Databank

On March 14, 2005 Telecom Italia Media completed the sale of its 100% stake in its subsidiary Databank S.p.A. which operated in market research and sector surveys, to Centrale dei Bilanci S.r.l. and Cerved Business Information S.p.A., each of which is acquiring 50% of the share capital.

The sale price is equal to €5 million, in line with the company’s book value. This operation is a further step in the process of rationalization of Telecom Italia Media Group’s portfolio, exiting from activities not in synergy with the core business.

NOTE 27— RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

The consolidated financial statements of the Group are prepared in accordance with accounting principles established or adopted by the Italian Accounting Profession as described in Notes 1 and 3, which differ in certain significant respects from U.S. GAAP. A summary of the significant differences is as follows:

REVERSE ACQUISITION

Effective October 1, 2000, SEAT acquired all of the outstanding shares of Tin.it S.p.A. (Tin.it) through the exchange of newly issued shares for 100% of the outstanding shares of Tin.it (the “Transaction”). In that Transaction 4,675,461,457 ordinary shares were issued to Telecom Italia and 415,864,739 ordinary shares were issued directly to the shareholders of Telecom Italia. Subsequent to the Transaction, Telecom Italia and its shareholders owned approximately 65.7% of the Company. Generally accepted accounting principles in the United States required that SEAT be considered the acquiree for financial statement purposes (a reverse acquisition) even though legally it is the acquiror. Therefore, the acquisition has been recorded as the acquisition of SEAT by Tin.it in the accompanying financial statements As part of the reverse acquisition, €498,648 of goodwill were allocated to the Internet business. In 2002, the annual impairment test of goodwill (see Note 3) led to the recognition of an impairment charge of €479,623.

SPIN-OFF OF THE SEAT DIRECTORIES BUSINESS

On May 9, 2003, the Extraordinary Shareholders’ meeting of the Company entered into a plan to divest its Directories, Directories Assistance and Business Information segments from its consolidated business. The divested subsidiaries were listed on the Italian stock exchange and renamed Seat (“New Seat”). The non-divested segments, Internet, Television, Office Products and Services and Professional Publishing were renamed as Telecom Italia Media.

TI Media was essentially a conglomeration of operations and divisions that was previously a part of SEAT. Upon the Spin-off, the net assets and operations related to the Television, Internet Office Products and Professional Publishing segments remained, while the operations related to the Directory, Directory Assistance and Business Information operations was spun-off to shareholders in a tax-free distribution.

On August 4, 2003 SEAT completed the spin-off of its Directory, Directory Assistance and Business Information Divisions and was renamed Telecom Italia Media, operating with a new executive management team and holding the net assets of the aforementioned activities. The Spin-off was made on a pro-rata basis as of the date of completion, on the basis of 29 shares of New Seat stock for every 40 shares of TI Media stock.

Due to the significance of the operations of New SEAT relative to that of TI Media, the transaction was accounted for as a reverse spin-off with TI Media as the spinnee for accounting purposes. Consequently, income statement information for 2002 and 2003, which is included in the accompany US GAAP reconciliation, reflects the full year results of TI Media only, with TI Media’s results for the period prior to the spin-off determined and reported as if TI Media had been a separate independent entity since its inception.

The opening equity is reflected in these financial statements as Parent Capital and the spin-off has been reflected as a reorganization in the Statement of Changes in Shareholders’ Equity/(Deficit). TI Media’s ordinary shares were capitalized on the date of the spin-off at amounts in the same proportion as the carrying amounts of the accounting spinnor’s (SEAT) ordinary shares immediately prior to the spin-off.

BUSINESS COMBINATIONS – GENERAL

The accounting for business combinations differs between Italian and U.S. GAAP for various reasons, which include but are not limited to the following:

•	for certain transactions that use shares for part, or all, of the consideration, Italian GAAP allows the shares exchanged to be accounted for as a pooling of interest. In accordance with Statement of Financial Accounting Standards (“SFAS”) 141, “Business Combinations”, U.S. GAAP requires that an acquirer be determined, the fair value of the consideration exchanged be accounted for, and the purchase method of accounting be used for all business combinations;

•	Italian GAAP does not provide specific guidance as to the effective date of an acquisition, and therefore, the date from which the results of operations can be included in the results of the Group; U.S. GAAP requires that the acquisition be accounted for as of the effective date;

•	in certain circumstances, Italian GAAP allows carry over basis of accounting to be used for assets acquired in a business combination. Under U.S. GAAP, a detailed allocation of the purchase price to the assets and liabilities of the purchased business is required; and

•	in accordance with U.S. GAAP certain put and call arrangements are considered to be acquisition financing and, therefore, part of the original purchase price. Under Italian GAAP, they are usually not recorded until the amounts are paid.

Several acquisitions, which were all required to be accounted for under the purchase method of accounting for U.S. GAAP purposes, have been recorded differently under Italian GAAP. Such acquisitions were mainly carried out by Telecom Italia Media S.p.A. (formerly SEAT) through the issuance of additional shares for the targets’ stock. For purposes of Italian GAAP, these transactions were recorded as changes in equity. For purposes of U.S. GAAP, the fair value of the interest received is used to determine the purchase price and, if not readily determinable, the fair value of SEAT’s shares were used to measure the acquisition price.

1 PURCHASE METHOD OF ACCOUNTING FOR ACQUISITIONS AND BUSINESS COMBINATIONS

Merger between Tin.it and SEAT

As a result of the merger between Tin.it and SEAT in 2000 goodwill of € 80,895 was recognized in the consolidated financial statement under Italian GAAP. Under U.S. GAAP such goodwill is reversed and replaced by the goodwill originally allocated to the Tin.it activities in 1997 by Telecom Italia, as a result of its acquisition of certain minority interest, amounting to €75,503 as of December 31, 2004.

Acquisition of Gruppo Buffetti S.p.A.

Under Italian GAAP, the acquisition of approximately 96% of Buffetti on April 7, 2000 was accounted for under the purchase method. SEAT issued a total of 239,367,461 new ordinary shares and paid approximately €3,842 in cash for 43,760,050 shares of Buffetti. The purchase price of €52,673 determined under Italian GAAP approximated the fair value of Buffetti’s existing net assets. As such, there was no goodwill or additional intangible assets recorded as a result of the acquisition. The operations of Buffetti were consolidated from January 1, the statutory legal effective date of the transaction under Italian GAAP.

Under U.S. GAAP, the acquisition has also been accounted for under the purchase method. The purchase price of €748,007 was determined based on the quoted market price of the shares issued two days before and two days after the announcement of the transaction, the amount of cash paid and transaction costs of €7,495. The purchase price was allocated to the fair value of the identifiable tangible and intangible (trademarks, franchisee network and agents network) net assets of Buffetti, with the excess of the purchase price over the fair value of net identifiable assets of €475,403 recorded as goodwill. The amortization of costs assigned to intangible assets (€409,334 in trademarks, franchisee network and agents network) is computed by the straight line method over 10 years, the expected period to be benefited. As explained in Note 3 below, as a result of the annual impairment review of goodwill, TI Media recognized impairment charges of €138,511 and €254,960 in 2002 and 2003, respectively. As part of such review, the second step of SFAS142 determined that, additionally, certain intangible assets were impaired, resulting in impairment charges of €89,818 and €112,080 in 2003 and 2004 respectively.

Acquisition of Holding Media e Comunicazione HMC S.p.A.

Under Italian GAAP, the acquisition of 25% of Cecchi Gori Communications S.p.A. (“CGC” ) on August 8, 2000, and the subsequent acquisition of the remaining 75% of CGC concluded through various steps on June 4, 2001 for a total cash consideration of €193,620, was accounted for under the purchase method. The excess cost over the book value of the identifiable tangible and intangible net assets acquired of €210,199 was recorded as goodwill. In December 2001 CGC changed its name to Holding Media e Comunicazione HMC S.p.A. (“HMC”).

Under U.S. GAAP, the acquisition has also been accounted for under the purchase method, using step-acquisition accounting. The purchase price of €195,682 was determined based on the amount of cash paid and transaction costs of €2,062. The purchase price was allocated to the fair value of the identifiable tangible and intangible (TV licensees) net assets of HMC, with the excess of the purchase price over the fair value of net identifiable assets of €71,720 recorded as goodwill. The amortization of costs assigned to intangible assets (€257,289 in TV licensees) is computed by the straight line method over 10 years, the expected period to be benefited. The operations of HMC have been included in the consolidated financial statements from the date of majority acquisition. As explained in note 27.3 below, as a result of the annual impairment review of goodwill, TI Media recognized impairment charges of €11,719 in 2003.

Other acquisitions

Under Italian GAAP, the acquisition of 93.465% of Databank S.p.A. in December 2000 was accounted for under the purchase method. SEAT issued a total of 11,402,738 new ordinary shares, for a total purchase price of €4,407 determined under Italian GAAP, of which €1,458 was allocated to goodwill. Under U.S. GAAP, the acquisition has also been accounted for under the purchase method. The purchase price of € 46,980 was determined based on the quoted market price of the shares issued two days before and two days after the announcement of the transaction and transaction costs of €563. The transaction was accounted for as a purchase and the excess cost over the fair value of the identifiable tangible and intangible net assets acquired of € 29,887 was recorded as goodwill, which is being amortized over 10 years computed on the straight line method. The Company also provided the shareholders of the remaining 6.535% of Databank an option to put their shares to the Company from May 2001 through May 2004, at a price based on Databank’s future operating results.

Under Italian GAAP, the acquisition of 60% of CIPI S.p.A. on July 3, 2001 was accounted for under the purchase method. SEAT issued a total of 15,698,286 new ordinary shares, for a total purchase price of €1,585 determined under Italian GAAP, of which €415 was allocated to goodwill. Under U.S. GAAP, the acquisition has also been accounted for under the purchase method. The purchase price of €22,463 was determined based on the quoted market price of the shares issued two days before and two days after the announcement of the transaction, and transaction costs of €377. The transaction was accounted for as a purchase and the excess cost over the fair value of the identifiable tangible and intangible net assets acquired of € 16,813 was recorded as goodwill pertaining to the Office Product segment. The amortization of costs assigned to intangible assets (€7,800 in brand name and customer list) is computed by the straight line method over 10 years, the expected period to be benefited. CIPI was sold in January 2004 for €6,500.

2. REVERSAL OF GOODWILL AMORTIZATION

Italian GAAP requires that goodwill be amortized over the asset’s estimated economic life. Upon the adoption of SFAS 142 on January 1, 2002, the Group ceased amortizing goodwill associated with both subsidiaries and equity investees. Instead, under U.S. GAAP goodwill is assessed for impairment at least annually. If indicators of impairment exist during the year, then an impairment review is conducted before the annual review. This reconciling item includes the reversal of amortization of goodwill related to various minor acquisitions, different from those described in note 27.1 above.

3. IMPAIRMENT OF LONG-LIVED ASSETS AND GOODWILL

Under Italian GAAP, the Group recognizes impairments of fixed and long-lived assets when it becomes apparent that there has been an other than temporary decrease in value. For U.S. GAAP, the Group follows the guidance provided in SFAS 142 “Goodwill and Other Intangible Assets” for all goodwill and indefinite lived assets and follows the guidance of SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” to evaluate and account for impairments of depreciable assets or assets to be disposed of. In accordance with the requirements of SFAS 142, the annual impairment test of goodwill was conducted as of December 31, 2002, 2003 and 2004. As part of these assessments, it was determined that certain reporting units contained goodwill that was potentially impaired. The annual reviews incorporated into the analysis all of the known facts and management strategies at the time, and led to the recognition of impairment charges of €638,190, €289,492 and €3,892 in 2002, 2003 and 2004 respectively. The second step of FAS 142 determined that, additionally, other intangible assets allocated to the reporting units (Office Products and Other) were impaired resulting in a charge of €93,718 and €84,500 in 2003 and 2004 respectively.

4. NON-CAPITALIZABLE EXPENSES

Under Italian GAAP, the Group capitalizes certain expenses for reorganizations, start-up and expansion costs and other costs associated with certain intangible assets. Under U.S. GAAP, these costs cannot be capitalized and have therefore been expensed. Subsequent periods’ amortization of these expenses under Italian GAAP is reversed for U.S. GAAP purposes.

5. COSTS RELATED TO SHARE CAPITAL INCREASE

Under Italian GAAP, the Group has expensed as incurred certain costs related to the share capital increase of 2004. Under U.S. GAAP, these costs are accounted as a reduction of the proceeds from the share capital increase.

6. REVERSAL OF RESTRUCTURING RESERVE

The Italian GAAP financial statements include restructuring reserves. Under U.S. GAAP, in accordance with SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities”, certain conditions must be met before a restructuring accrual can be established. The accruals recorded for Italian GAAP in prior years were reversed for U.S. GAAP. As the reserves are utilized in the statement of operations for Italian GAAP, the U.S. GAAP reconciling items are reversed to eliminate the statement of operations effect of the movement on the reserve.

7. REVENUE RECOGNITION

Under Italian GAAP, non-refundable activation and installation fees, and their related costs, are generally charged and recognized at the outset of a service contract. Additionally, on-line advertising revenues are recognized at the date the advertisement is first posted. Under U.S. GAAP, up front revenues related to non-refundable fees and certain related direct costs are deferred and recognized over the expected customer relationship period (estimated as 18 months), and on-line advertising revenues are recognized over the life of the advertising period on a straight-line basis.

			Years ended December 31,
			2002	2003	2004
			(thousands of euro)
NET INCOME (LOSS)
Net income (loss) as reported in the consolidated statements of operations			(41,248)	(94,494)	(266,885)
Minority interests			55,063	2,550	629

Net income (loss), net of minority interests applicable for U.S. GAAP purposes	A	)	13,815	(91,944)	(266,256)
Items increasing/decreasing reported net income (loss):
1. Purchase method of accounting related to acquisitions:
- Goodwill			35,600	35,695	35,744
- Intangible assets			(77,301)	(77,301)	(61,677)
- Impairment of intangible assets and goodwill			(638,190)	(383,210)	(125,472)
2. Reversal of goodwill amortization			11,436	7,192	(1,208)
3. Spin-off of the SEAT Directories Business			(48,165)	(52,480)	—
4. Non-capitalizable expenses			(1,512)	1,754	(6)
5. Cost related to share capital increase			—	—	3,948
6. Reversal of restructuring provision			(19,440)	1,411	372
7. Revenue recognition			—	—	(7,339)
8. Other			(7,106)	2,888	—

	B	)	(744,678)	(464,051)	(155,638)

U.S. GAAP income before reconciliation effects of income taxes and minority interests	C = A + B	)	(730,863)	(555,995)	(421,894)
• Tax effect on reconciling items			48,532	66,547	72,547

U.S. GAAP income before reconciliation effects of minority interests	D	)	(682,331)	(489,448)	(349,347)
Minority interests on reconciling items	E	)	(13,087)	304	—
Net loss in accordance with U.S. GAAP	F = C+D+E		(695,418)	(489,144)	(349,347)

EARNINGS PER ORDINARY SHARE AMOUNTS IN ACCORDANCE WITH U.S. GAAP (*)

	Years ended December 31,
	2002	2003	2004
	(euro per share)
Basic and diluted EPS—per Ordinary Share amounts in accordance with U.S. GAAP	(0.22)	(0.16)	(0.11)

EARNINGS PER SAVINGS SHARE AMOUNTS IN ACCORDANCE WITH U.S. GAAP (*)

	Years ended December 31,
	2002	2003	2004
	(euro per share)
Basic and diluted EPS—per Savings Share amounts in accordance with U.S. GAAP	(0.22)	(0.15)	(0.11)

(*)	The earnings per share amounts have been calculated as set forth in SFAS 128, “Earnings Per Share”. The calculations take into account the requirement that holders of savings shares are entitled to an additional dividend equal to 5% of the par value of savings shares, above the dividends paid on the ordinary shares. For purposes of these calculations the weighted average number of shares was 3,121,493,210, 3,216,338,743 and 3,225,432,608 as of December 31, 2002, 2003 and 2004, respectively.

	As of December 31,
	2003	2004
	(thousands of euro)
STOCKHOLDERS’ EQUITY
Stockholders’ equity as reported in the consolidated balance sheets	474,150	327,202
Minority interests	(14,598)	(12,759)

Stockholders’ equity, net of minority interests	459,552	314,443
Items increasing (decreasing) reported stockholders’ equity:
1. Purchase method of accounting related to acquisitions:
- Goodwill	(52,761)	(20,909)
- Intangible assets	421,889	238,632
2. Reversal of goodwill amortization	19,464	18,256
3. Non-capitalizable expenses	(2,496)	(2,502)
4. Cost related to share capital increase	—	—
5. Reversal of restructuring provision	2,811	3,183
6. Revenue recognition	—	(7,339)
7. Other	—	—
Tax effect on reconciling items	(157,676)	(85,128)
Minority interests on reconciling items	—	—

Stockholders’ equity in accordance with U.S. GAAP	690,783	458,636

NOTE 28— ADDITIONAL US GAAP DISCLOSURES

(A) NEW U.S. GAAP ACCOUNTING STANDARDS

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46”). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003.

In December 2003, the FASB issued Interpretation No. 46R (“FIN 46R”), a revision to FIN 46, “Consolidation of Variable Interest Entities”. FIN 46R clarifies some of the provisions of FIN 46 and exempts certain entities from its requirements. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 as amended by FIN 46R have been applied as of January 1, 2004. The adoption of FIN 46 as amended by FIN 46R did not have a material effect on our consolidated financial statements.

In May 2003, the FASB issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). SFAS 150 establishes standards for classification and measurement of mandatorily redeemable financial instruments, obligations to repurchase the issuer’s equity shares by transferring assets, and certain obligations to issue a variable number of shares. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of fiscal 2004. The adoption of SFAS 150 did not have an effect on our consolidated financial statements.

In May 2003, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 01-8, “Determining Whether an Arrangement Contains a Lease” (“EITF 01-8”). EITF 01-8 provides guidance on how to determine whether an arrangement contains a lease that is within the scope of FASB Statement No. 13, “Accounting for Leases.” EITF 01-8 is effective for arrangements entered into or modified after the beginning of the reporting period that began after May 28, 2003. The adoption of EITF 01-8 did not have an effect on our consolidated financial statements.

In March 2004, the EITF reached a consensus on EITF Issue 03-6 (“EITF 03-6”). “Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share.” The consensus addresses how to determine whether a security should be considered a “participating security” for purposes of computing earnings per share and how earnings should be allocated to a participating security when using the two-class method for computing basis earnings per share. The provisions of EITF 03-6 are effective for reporting periods beginning after March 31, 2004.

In December 2004, the FASB issued Statement 153 (“SFAS 153”), “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29.” The Guidance in Accounting Principles Board Opinion 29 (“APB 29”), “Accounting for Nonmonetary Transactions,” is based on the general principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB 29 included certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance (that is, transactions where future cash flows are not expected to significantly change as a result of the exchange). We will adopt the provisions of SFAS 153 for non- monetary asset exchange transactions after December 31, 2005. We do not expect the adoption of SFAS 153 to have a material impact on our consolidated financial position or results of operations.

In December, 2004 the FASB issued Statement 123 (revised 2004) (“SFAS 123(R)”), “Share-Based Payment”. SFAS 123(R) replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation”, which superseded APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS 123(R) requires all share- based awards to employees, including grants of employee stock options, be recognized in the financial statements based on their grant-date fair values. The related compensation costs are to be recognized over the period during which an employee is required to provide service in exchange for the award. Excess tax benefits are to be recognized as an addition to paid-in capital and reflected as financing cash inflows in the statement of cash flows. We will adopt the prospective provisions of SFAS 123(R) to new and existing plans as of January 1, 2006. The grant-date fair values of unvested awards that are outstanding on the date of adoption will be charged to expense over their remaining vesting periods. We do not expect that the adoption of SFAS 123(R) will have a material impact on our consolidated financial position or results of operations.

(B) CONDENSED U.S. GAAP CONSOLIDATED FINANCIAL STATEMENTS

The condensed consolidated financial statements as of December 31, 2003 and 2004 and for the three years in the period ended December 31, 2004 presented below have been prepared to reflect the principal differences between the TI Media Group’s accounting policies and U.S. GAAP discussed above.

	As of December 31,
	2003	2004
	(thousands of euro)
ASSETS
Current assets	385,477	414,170
Fixed assets, net	58,693	56,183
Goodwill	198,817	173,042
Other intangible assets, net	526,076	344,214
Other long-term assets:	25,877	20,488
Deferred tax assets	45,696	53,859

Total assets	1,240,636	1,061,956

	As of December 31,
	2003	2004
	(thousands of euro)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	348,640	454,579
Long-term debt	2,914	98
Reserves and other liabilities:
Deferred tax liabilities	158,763	88,793
Other liabilities	450	23,203
Employee termination indemnities	24,489	23,889

Total liabilities	535,256	590,562
Minority interests	14,597	12,758
Stockholders’ equity	690,783	458,636

Total liabilities and stockholders’ equity	1,240,636	1,061,956

	Years ended December 31,
	2002	2003	2004
	(thousands of euro)
STATEMENTS OF OPERATIONS
Operating revenues	549,930	583,213	593,598
Other revenues	11,632	27,886	15,868

Total revenues	611,099	611,099	609,466
Operating expenses	(1,400,687)	(1,128,282)	(1,149,132)

Operating income	(839,125)	(517,183)	(539,666)
Financial income and expenses and other income and expense, net	(44,061)	(53,589)	(6,723)

Income (loss) from continuing operations before income taxes	(883,186)	(570,772)	(546,389)
Income taxes	145,792	78,774	196,413

Net income (loss) before minority interests and cumulative effect of accounting changes	(737,394)	(491,998)	(349,976)
Minority interests	(41,976)	(2,854)	(629)

Net income (loss), after minority interests	(695,418)	(489,144)	(349,347)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Attributable to TI Media				Attributable to minority interest
	Share Capital	Additional Paid-in Capital	Reserves, retained earnings (deficit) and net income (loss) of the year	Total	Reserves, retained earnings (deficit) and net income (loss) of the year	TOTAL
	(thousands of euro)
BALANCE AS OF JANUARY 1, 2002	341,184	1,251,915	1,180,475	2,773,574	19,439	2,793,013
Dividend distribution				0	(1,905)	(1,905)
Minority shareholders’ contributions				0	40,266	40,266
Translation adjustments and other			62,613	62,613	(5,216)	57,397
Net income (loss) for the year 2002			(695,418)	(695,418)	(41,976)	(737,394)

BALANCE AS OF DECEMBER 31, 2002	341,184	1,251,915	547,670	2,140,769	10,608	2,151,377
Allocation of 2002 result		(151,946)	151,946	0	0	0
Dividend distribution			(563)	(563)	(587)	(1,150)
Exercise of stock option plan	249			249	0	249
Minority shareholders’ contributions				0	19,197	19,197
Disposal of New SEAT	(247,539)	(798,585)	87,095	(959,029)	(4,015)	(963,044)
Translation adjustments and other		(9,039)	7,540	(1,499)	(7,752)	(9,251)
Net loss for the year 2003			(489,144)	(489,144)	(2,854)	(491,998)

BALANCE AS OF DECEMBER 31, 2003	93,894	292,345	304,544	690,783	14,597	705,380
Allocation of 2002 result		(72,579)	72,579	0	0	0
Share capital increase	17,214	104,225		121,439	0	121,439
Minority shareholders’ contributions				0	3,464	3,464
Translation adjustments and other			(4,239)	(4,239)	(4,674)	(8,913)
Net loss for the year 2004			(349,347)	(349,347)	(629)	(349,976)

BALANCE AS OF DECEMBER 31, 2004	111,108	323,991	23,537	458,636	12,758	471,394

(C) SUBSEQUENT EVENTS

Restructuring of the Telecom Italia Group Internet activities

On April 4, 2005 the Boards of Directors of Telecom Italia and Telecom Italia Media authorized the restructuring of the Telecom Italia Group’s Internet business whereby Telecom Italia will acquire all of Telecom Italia Media’s Internet activities. The proceeds of such sale will be used by Telecom Italia Media to, among other things, expand its business.

More specifically, the transaction entails:

•	the acquisition by Telecom Italia of all Virgilio and Tin.it operations through the purchase of the corresponding assets and stakes owned by Telecom Italia Media for a total of €950 million in cash;

•	the use of proceeds from the sale by Telecom Italia Media to make new investments in the media sector, for an estimated amount of approximately €250 million in the three-year period 2005-2007;

•	the purchase by Telecom Italia Media of its own shares, up to the maximum amount permitted by law, in the amount of approximately €148 million;

•	the payout by Telecom Italia Media of dividends in 2006 currently estimated at approximately €550 million; and

•	the merger by incorporation of La7 Televisioni into Telecom Italia Media.

Acquisition of Virgilio and Tin.it assets by Telecom Italia

In the process of rationalizing the Telecom Italia Group activities, and in accordance with the decisions of the Boards of Directors of Telecom Italia and Telecom Italia Media of April 4, 2005, Telecom Italia and Telecom Italia Media concluded, on April 19, 2005, agreements for the acquisition by Telecom Italia of the Virgilio assets (owned by the Webfin and Matrix companies) and Tin.it. The transaction entails the acquisition by Telecom Italia of the following stakes currently owned by Telecom Italia Media:

•	60% stake in Webfin (which currently owns 66% of Matrix) and 0.7% stake in Matrix, for a total price of €70 million. At the completion of the transaction, Telecom Italia, which already owns 40% of Webfin and 33.3% of Matrix, will own 100% of Webfin and Matrix, and will therefore have full control over the activities of Virgilio;

•	100% stake in a new company yet to be established to which Telecom Italia Media will transfer the business of Tin.it. The purchase price for the transfer of the assets will be €880 million.

The Board of Directors of Telecom Italia was assisted in the determination of the selling price for the assets of Tin.it and Virgilio by the investment banks JP Morgan and Lazard, as well as by Prof. Mauro Bini and Maurizio Dallocchio. The Board of Directors of Telecom Italia was assisted by Morgan Stanley as well as the investment bank Merrill Lynch, which was engaged directly by the independent directors.

The operation will entail, among other things:

•	the use by Telecom Italia Media of the proceeds from the sale for new investments in the media sector, in the estimated amount of €250 million in the three-year period 2005-2007;

•	the purchase, through a tender offer, by Telecom Italia Media of its own shares, up to the maximum amount permitted by law, in the amount of approximately €148 million;

•	the payout by Telecom Italia Media of dividends in 2006 currently estimated at approximately €550 million subject to financial and industrial requirements; and

•	the merger by incorporation of La7 Televisioni into Telecom Italia Media.

The shareholders’ meeting of Telecom Italia Media was called for May 24, 2005 and May 27, 2005, if needed, to approve:

•	the authorization to acquire up to 10% of ordinary and savings shares, at a price of €0.40 per ordinary share and €0.33 per savings share, respectively, in the maximum amount of approximately €148 million;

•	the reduction of the company’s legal capital by the cancellation of shares so acquired.

The buyback by way of a tender offer is expected to occur after authorization by the Consob has been received.

The economic terms of the acquisition are in line with the valuation based on the sale of Internet assets and entail a premium of approximately 20% over the average official price quoted on the stock exchange in the six months preceding and including April 1, 2005, the last trading day prior to the announcement of the transaction.

Telecom Italia will not participate in the buyback and the entire value of the tender offer will hence be distributed to the market. If the tender offer succeeds fully and Telecom Italia Media cancels all acquired shares, Telecom Italia’s stakes in Telecom Italia Media (direct stake of 60.4% and indirect stake, through Telecom Italia Finance, of 2.1%) would increase from 62.5% to 69.4% in the aggregate.

La7 Agreement for the purchase of Elefante TV S.p.A. and Delta TV S.p.A.

On April 29, 2005, La7 signed an agreement with Elefante TV S.p.A. to acquire the company’s national TV broadcast unit for €115.5 million. Elefante TV holds a private television broadcasting concession for terrestrial frequencies over the national territory. The company also holds an authorization for digital broadcasting.

On the same date, La7 signed an agreement to purchase radio/television plants and frequencies from local concession holder Delta TV, which operates in Central and Southern Italy, for a total amount of €12 million.

The closing of the transactions, subject to, among other things, the approval by the competent authorities.