Form 20-F
period 2005-12-31
TELECOM ITALIA MEDIA SPA
filed 2006-06-30
CIK 1120093

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

For the fiscal year ended: December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

Ordinary Shares, nominal value €0.03 per share	3,289,272,469
Savings Shares, nominal value €0.03 per share	54,969,513

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     ☐  Yes     ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

☒ Large accelerated filer	☐ Accelerated filer	☐ Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.    ☒  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

ii

PRESENTATION OF INFORMATION

Telecom Italia Media S.p.A. (“TI Media”, “Telecom Italia Media” or the “Company”) publishes consolidated financial statements which are included elsewhere in this annual report (the “Consolidated Financial Statements”) for the Company and its consolidated subsidiaries (collectively, the “Telecom Italia Media Group” or the “Group”) in euro, the lawful currency of Italy and 11 other member states of the European Union (“EU”).

TI Media is the corporate name of the remaining part of Seat Pagine Gialle S.p.A., which resulted from the proportional spin-off of the directories and most of the directory assistance and business information business segments of SEAT into New SEAT. The spin-off became effective on August 1, 2003 and new SEAT was disposed of on August 8, 2003. Telecom Italia Media is the Telecom Italia S.p.A. Group’s (“Telecom Italia” or “Parent Company”) subsidiary operating the Internet & Media business.

In this annual report, references to “U.S. dollars”, “dollars” or “$” are to United States dollars; and references to “euro”, “euros”, “Euro” or “€” are to euro. For purposes of this annual report, “billion” means a thousand million.

This annual report contains translations of certain euro amounts into U.S. dollars at specified rates. Unless otherwise specified, the translations of euro into U.S. dollars have been made using the noon buying rate in the city of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) for the euro in effect on December 31, 2005, which was €1,1842 = $1.00 (euro 1.2623 at June 16th, 2006). That rate may differ from the actual rates during the year used in the preparation of TI Media’s Consolidated Financial Statements, and dollar amounts in this annual report may differ from the actual dollar amounts that were translated into euro in the preparation of the Consolidated Financial Statements.

Unless otherwise indicated, the financial information contained in this Annual Report has been prepared in conformity with International Financial Reporting Standards as adopted by the European Commission for use in the European Union (“IFRS”), which, as described in “Note 36—Reconciliation to Accounting Principles Generally Accepted in the United States” of the Notes to the Consolidated Financial Statements, differ in certain material respects from generally accepted accounting principles in the United States (“U.S. GAAP”). Unless otherwise indicated, any reference in this Annual Report to Consolidated Financial Statements is to the Consolidated Financial Statements of the Telecom Italia Media Group (including the notes thereto) included elsewhere herein.

TI Media adopted IFRS for the first time in its annual Consolidated Financial Statements for the year ended December 31, 2005, which included comparative financial statements for the year ended December 31, 2004. IFRS 1, First-time Adoption of International Financial Reporting Standards, requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS financial statements (i.e., for TI Media, December 31, 2005). IFRS 1 also requires that those policies be applied as of the date of transition to IFRS (i.e., for TI Media, January 1, 2004) and throughout all periods presented in the first IFRS financial statements. See “Item 5. Operating and Financial Review and Prospects —5.4 Adoption of International Financial Reporting Standards”, and “Note 35—Transition to International Financial Reporting Standards (IFRS)” of the Notes to the Consolidated Financial Statements.

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

The following important factors could cause the Group’s actual results to differ materially from those projected or implied in any forward-looking statements:

•	TI Media’s ability to successfully implement its business strategy;

•	the impact of political and economic developments in Italy;

•	TI Media’s ability to generate sufficient cash flow and otherwise obtain sufficient financing to support its activities;

•	the continuing impact of increased competition, including the entry of new competitors; and

•	the impact of regulatory decisions and changes in the regulatory environment in Italy.

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

Item 3. Key information

Selected Consolidated Financial Information

The company operated under the name “SEAT Pagine Gialle S.p.A” (“SEAT”), which was changed to Telecom Italia Media S.p.A. after the spin-off of TI Media’s (then SEAT) Directories business and almost all of the Directory Assistance and Business Information business segments into a newly incorporated company which assumed the name of SEAT (the “Spin-off”). Effective as of the date of the Spin-off, the corporate name of SEAT became Telecom Italia Media S.p.A.

In this annual report, all of the amounts are expressed in thousands of euro unless otherwise indicated.

	2001	2002	2003(1)	2004	2005
	(thousands of euro)
U.S. GAAP
Income Statement data:
Revenues	161,294	159,027	180,333	167,845	179,750
Operating income (loss)	(256,613)	(129,283)	(147,140)	(147,221)	(167,407)
Net income (loss) before minority interests, discontinued operations/assets held for sale	(294,065)	(17,746)	(162,385)	(272,794)	(113,209)

	2001	2002	2003(1)	2004	2005
	(thousands of euro)
U.S. GAAP
Minority interests	(13,826)	(257)	(2,854)	1,006	2,424
Net income (loss from discontinued operations/assets held for sale	(307,519)	(677,929)	(329,613)	(75,547)	2,662
Net income (loss)	(587,758)	(695,418)	(489,144)	(349,347)	(112,971)
Basic and diluted net income (loss) before discontinued operations
Ordinary and savings	(0.0898)	(0.0056)	(0.0510)	(0.0852)	(0.0315)
Basic and diluted net income (loss) from discontinued operations:
Ordinary	(0.0985)	(0.2172)	(0.1054)	(0.0237)	0.0007
Savings	(0.0985)	(0.2172)	(0.1054)	(0.0237)	0.0014
Basic and diluted net income (loss):
Ordinary and savings	(0.1883)	(0.2228)	(0.1565)	(0.1095)	(0.0321)

	2001	2002	2003(1)	2004	2005
	(thousands of euro)
Balance sheet data in accordance with U.S. GAAP:
Total assets	5,616,723	4,676,049	1,240,636	1,101,958	1,418,794
Shareholders’ equity(2)	2,773,574	2,140,769	690,783	458,636	1,030,622
Total liabilities(3)	2,843,149	2,535,280	546,853	643,322	388,172
Total shareholders’ equity and liabilities	5,616,723	4,676,049	1,240,636	1,101,958	1,418,794
Share capital	341,184	341,184	93,894	111,108	100,327

(1)	In 2003 the consolidation area changed significantly due to the spin-off of Seat PG, effective August 1, 2003. The business complex, composed mainly of the Directories (represented by Italian businesses for the publication of telephone directories and shareholdings in TDL Infomedia and Thomson), Directory Assistance (89.24.24 Pronto Pagine Gialle and Telegate) and Business Information (Consodata Group) areas were transferred to New SEAT (the spun-off company) and therefore, excluded from the consolidation. Other significant transactions which affected the scope of consolidation were the acquisition of additional stakes in Teleprofessional S.r.l. and a 100% stake in TM News S.p.A. Both companies were included for the first time in the scope of consolidation.
(2)	Shareholders’ equity under U.S. GAAP is calculated after elimination of minority interests.
(3)	Includes minority interests.

Until December 31, 2004, TI Media prepared its consolidated financial statements and interim financial information in accordance with Italian GAAP. From January 1, 2005, TI Media has prepared its consolidated financial statements and interim financial information in accordance with IFRS. The Consolidated Financial Statements at and for the year ended December 31, 2005 included in this Annual Report, including the comparable results at and for the year ended December 31, 2004, have been prepared in accordance with IFRS as in effect at December 31, 2005. For purposes of the Consolidated Financial Statements included elsewhere in this Annual Report, there are no differences between IFRS issued by IASB and IFRS as applied by TI Media. Pursuant to SEC Release 33-8567, “First-Time Application of International Financial Reporting Standards”, TI Media has opted to include consolidated financial statements only for at and for the years ended December 31, 2004 and 2005. The accompanying IFRS financial data has been prepared in accordance with IFRS effective at December 31, 2005.

Following the plan to restructure the Telecom Italia Group’s internet business unit, the sale to Telecom Italia of TI Media’s Internet operations (Tin.it and Matrix) was finalized on June 1, 2005. The former TI Media’s internet business unit income statement results for the first five months of activity of the Internet business unit were recorded as prescribed by IFRS 5 as “Discontinued Operations”. On September 26, 2005, TI Media entered into an agreement for the sale of 100% of Gruppo Buffetti S.p.A. within the framework of corporate restructuring plans. This sale was finalized on January 11, 2006. As a result, the income statement results and balance sheet data at December 31, 2005 of the former office business unit have also been classified under Discontinued Operations/Assets Held for Sale.

The selected income statement data for the years ended December 31, 2004 and 2005 and the selected balance sheet data at December 31, 2004 and 2005 set forth below, have been derived from the Company’s audited financial statements prepared under IFRS included in this Annual Report.

	2004	2005
	(thousands of euros)
IFRS
Income Statement data
Total operating revenues and income	187,702	190,449
Operating income (loss)	(93,291)	(129,830)
Financial income (expense)	(281,801)	3,579
Income (loss) from continuing operations	(236,919)	(89,169)
Net income (loss) from discontinued operations/assets held for sale (1)	11,644	892,461
Income (loss) for the period	(225,275)	803,292

Basic and diluted net income/(loss) per share:
Ordinary from continuing operations	(0.0254)	(0.0742)
from discontinued operations/assets held for sale	0.2539	0.0036
Savings from continuing operations	(0.0254)	(0.0742)
from discontinued operations/assets held for sale	0.2546	0.0042
Dividend per share:
Ordinary	0	0.1643
Savings	0	0.1679

Balance sheet data:
Total assets	857,181	1,331,800
Shareholders’ equity attributable to the Group	348,636	1,008,087
Shareholders’ equity attributable to Minority interests	14,978	12,735
Total shareholders, equity	363,614	1,020,822
Total liabilities	493,567	310,978
Total shareholders’ equity and liabilities	857,181	1,331,800
Shares outstanding (millions of shares):
Ordinary	3,643	3,289
Savings	61	55

(1)	Includes for the year 2005 and the comparison years the net results of discontinued operations (the Internet and Office Business Units) attributable to the financial year but limited to the period in which these operations were carried out on an ongoing basis and the income statement effects as a result of the sale of these operations, net of transaction costs expected and incurred.

Exchange Rates

The following table sets forth, for the years 2001 to 2005 and for the beginning of 2006 certain information regarding the Noon Buying Rate for Dollars expressed in euros per U.S. $1.

Calendar Period	High	Low	Average	At Period End
Yearly Amounts
2001	0.9535	0.8425	0.8909	0.8901
2002	1.0485	0.8594	0.9495	1.0485
2003	1.2597	1.0361	1.1411	1.2597
2004	1.3625	1.1801	1.1456	1.3568
2005	1.3476	1.667	1.2448	1.1842
Monthly Amounts
December 2005	1.2041	1.1699	1.1861	1.1842
January 2006	1.2287	1.1980	1.2126	1.2158
February 2006	1.2100	1.1860	1.194	1.1925
March 2006	1.2197	1.1886	1.2028	1.2139
April 2006	1.2624	1.2091	1.2273	1.2624
May 2006	1.2888	1.2607	1.2767	1.2833
June 2006 (through June 16, 2006)	1.2953	1.2574	1.2719	1.2623

Risk Factors

Risks relating to the consequences of the sale of the Internet business to Telecom Italia

TI Media has sold its Internet business to Telecom Italia. TI Media continues to operate as a smaller company with fewer activities concentrated exclusively in television/entertainment. TI Media’s profitability after the sale of its Internet business is dependent on the continued development of TI Media’s television/entertainment business as its new core business which has incurred net losses in the past three years.

As part of TI Media’s restructuring plan, TI Media’s Internet business was sold to Telecom Italia. TI Media’s Internet segment accounted for 51% of TI Media’s revenues in 2004 and 22% of its assets as of December 31, 2004. After the sale of its Internet business TI Media is therefore a company with less revenues and assets and left with a significantly reduced revenue and asset base concentrated entirely in the television/entertainment. TI Media’s television/entertainment business is dependent on the acceptance of its program contents. TI Media’s advertising revenues largely depend on the acceptance of its program contents as well as on the kind of viewers reached by the television network and the program. The current audience may likely change its preference resulting in a decline of the acceptance of the program content. Any change in the acceptance of TI Media program could lead to an increase in the net losses.

If TI Media’s television segment continues to incur net losses, TI Media’s operating results and financial condition could be materially and adversely affected.

Subsequent to the sale of TI Media’s Internet business, TI Media’s television business remains as its main operating asset. Under Italian law the television business is subject to regulatory requirements that may have a material adverse effect on TI Media.

The success of TI Media’s business plan depends significantly on the development of the digital terrestrial television network in Italy. In March 2003, TI Media received a license to broadcast on digital technology on an experimental basis. In April 2006, TI Media received the license to broadcast on digital technology on a commercial basis for its brand MTV Flux. TI Media has transferred its “Digital Multiplex” business unit to its subsidiary Telecom Italia Media Broadcasting S.r.l. to comply with the requirement under Italian law to separate broadcast transmission network operating activities and content provider activities. TI Media will continue to broadcast on an analog basis until December 31, 2008 and there is a strong possibility that TI Media will need to continue to broadcast on an analog basis through 2012. TI Media’s ability to increase its market share in the broadcasting business on an analog basis is very limited. Digital Terrestrial Television is a new type of broadcasting technology that provides a more effective way of transmitting television services using a digital system instead of the existing analog system. The analog system is based on a network using analog technology for broadcasting television, capable of connecting all users to one terrestrial network, with radio transmitters.

In June 2006 the newly elected government has announced an overhaul of the current regulatory environment of the television broadcasting business. Among other aspects of the television broadcasting business the reform will have an impact on digital terrestrial television. As part of the overhaul of the regulatory regime the Minister for Telecommunication has announced that he will undertake a market analysis of the TV advertising market and the frequency allocation of digital terrestrial television.

Pay-per-content is increasing its importance as a revenue source and digital terrestrial television is the most promising TV pay-per-content platform in Italy today. The pay-per-view service requires customers to purchase a rechargeable card which allows access to pay-per-view events without the need for any subscription. TI Media has increased its market share in the pay-per-content business from 0% in 2004 to slightly less than 30% in 2005. In the event Italian broadcasting companies will continue to be asked to provide broadcasting on an analog basis, the market for digital terrestrial television in Italy will remain artificially constrained and the ability to gain additional advertising revenues for TI Media will be severely limited.

Any prolongation of the transition process from analog to digital technology may result in a dilution of TI Media’s investments in the digital terrestrial television technology and reduced demand of TI Media products and advertising services as well as smaller returns on investments in the digital terrestrial television technology, which could adversely affect TI Media’s operating results and financial condition.

There is intense competition in the television and news broadcasting market in Italy that may reduce TI Media’s market share.

TI Media faces competition from a broad range of companies engaged in communications and entertainment services, including cable television, digital and analog terrestrial television, telecommunications providers, and home video products companies, as well as companies developing new technologies and other suppliers of news, information and entertainment. For detailed information regarding competition within the business segments in which TI Media operates, see “Item 4. Information on the Company—Present Organizational Structure and Developments—Competition”.

TI Media’s ability to compete successfully will depend on TI Media’s ability to continue to invest in acquiring, commissioning and producing programming content, and attractively package and offer it to our customers at competitive prices. If TI Media cannot compete effectively, TI Media runs the risk of losing market share. If TI Media loses market share, TI Media’s ability to attract advertising and generate advertising revenues may be adversely affected.

TI Media cannot assure that third party program services will be available to TI Media on acceptable terms, or at all, or if so available, that such program services will be acceptable to TI Media’s subscribers. In addition, TI Media cannot assure that agreements to acquire program content will be obtained on favorable terms or at all.

If TI Media is not able to successfully compete in the television and news broadcasting market in Italy, TI Media’s business, results and operations as well as financial condition may be materially and adversely affected.

TI Media may not be successful in developing new technologies or introducing new products and services.

The industry in which TI Media operates is subject to rapid and significant changes in technology and is characterized by the frequent introduction of new products and services. Pursuit of necessary technological advances may require substantial investments of time and resources and TI Media may not succeed in developing marketable technologies. Furthermore, TI Media may not be able to identify and develop new product and service opportunities in a timely manner. Although TI Media has continued to develop services through technological innovation and investment in content, TI Media cannot predict with certainty the changes that may occur in the future and affect the competitiveness of TI Media’s businesses. Finally, technological advances may render TI Media’s existing products obsolete, forcing TI Media to write off investments made in those products and services and to make substantial new investments.

If TI Media is unsuccessful in developing new technologies or introducing new products and services, TI Media’s business, operating results and financial condition may be materially and adversely affected.

Identification of significant deficiencies or material weaknesses as a result of our implementation of procedures designed to comply with Section 404 of the Sarbanes-Oxley Act of 2002 relating to evaluation of our internal control over financial reporting may have an adverse impact on TI Media’s financial condition and results of operations and the trading price of TI Media’s securities.

Commencing with TI Media’s annual report on Form 20-F for the year ending December 31, 2006, TI Media will include a report from it’s management relating to its evaluation of our internal control over financial reporting as required under Section 404 of the U.S. Sarbanes-Oxley Act of 2002. As a consequence of systems and procedures currently being reviewed and implemented to comply with these requirements, TI Media may uncover circumstances that may be determined to be significant deficiencies or material weaknesses, or that may otherwise result in disclosable conditions. Although TI Media intends to take prompt measures to remediate any such identified significant deficiencies or material weaknesses in its internal control structure, measures of this kind may involve significant effort and expense, and any disclosure of such significant deficiencies, material weaknesses or other disclosable conditions may result in a negative market reaction.

TI Media shares lack a trading market in the United States.

The principal trading market for TI Media’s shares is the Telematico, an electronic trading platform based in Italy. TI Media’s shares are not listed on a U.S. stock exchange and TI Media does not plan to establish an American Depositary Receipt program for TI Media shares. As a result, there may be little or no liquidity for TI Media shares in the United States.

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

Introduction

The TI Media Group is part of the Telecom Italia Group and currently operates as Telecom Italia Group’s Media Business Unit.

•	Television: La7 and MTV, both in the sectors of production and broadcasting of publishing content through television transmission networks and entrusted under concession, and in the marketing of advertising space in TV programming; and

•	News: TM News is a national press agency, operating 24/7, 365 days a year through the APCom trademark.

In addition to television and news, TI Media primarily operates in the internet and office product distribution business through the following two business segments which were sold in 2005.

•	Office Products and Services: Through the distribution of products, services and solutions for the office through the Buffetti retail network; and

•	Internet Services: Management of access services (ISP), with Tin.it, management and development of portals (Virgilio with Matrix), and web services, where it occupied a leadership position in the Italian market. As part of a restructuring of the Telecom Italia Group’s Internet assets TI Media sold its Internet Services to Telecom Italia on June 1, 2005.

The financial data related to these two business segments has been treated as discontinued operations in the financial statements included herein.

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

In March 2000, Telecom Italia and SEAT (now TI Media) entered into a framework agreement for the combination of SEAT (now TI Media) and Tin.it, Telecom Italia’s Internet division, and related transactions. As a result of the merger and related transactions, Telecom Italia currently owns, either directly and indirectly, 62.5% of TI Media’s ordinary share capital. Telecom Italia, which was privatized in November 1997, is the incumbent Italian telecommunications operator.

In 2000, TI Media continued its expansion through various acquisitions in the office products and business services, directory publication, directory services, business information and television sectors.

On April 1, 2003 the Board of Directors of TI Media decided to spin-off the Directories business and almost all of Directory Assistance and Business Information into a newly incorporated company (“New SEAT”) which assumed the name of SEAT Pagine Gialle S.p.A. (“Spin-off”). SEAT was the principal seller in Italy of advertising in the Yellow Pages directory (“Yellow Pages” or “Pagine Gialle”) and in the White Pages directory (“White Pages” or “Elenchi Telefonici”) and the principal publisher of the Yellow Pages and White Pages directories in Italy and through its subsidiary TDL Infomedia, of the Thomson Directory in the United Kingdom. After the Spin-off TI Media assumed its new name and continued to operate the former SEAT Internet Television and office products segments.

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

On September 10, 2004, TI Media’s shareholders authorized TI Media’s management to increase the share capital of Telecom Italia Media S.p.A. by up to €120.1 million by issuing between 473,566,962 and 591,958,700 ordinary shares within a price range of €0.25 and 0.2 and by issuing between 7,940,702 and 9,925,875 savings shares within a price range between €0.2 and 0.17 in order to rebalance TI Media’s financial and equity situation after the settlement of the De Agostini litigation. For further details, see Item 8. Financial Information - Settlement with the De Agostini Group.

The new share capital of Telecom Italia Media S.p.A. therefore amounts to €111,107,893.71 and is composed by 3,642,519,221 ordinary shares and 61,077,236 savings shares with a nominal value of €0.03 each. TI Media’s Articles of Association were modified accordingly.

Sale of Internet Business to Telecom Italia

On April 4, 2005, TI Media’s Board of Directors approved a restructuring plan as part of the overall restructuring of Telecom Italia’s Internet business whereby Telecom Italia was to acquire all of TI Media’s Internet activities.

On June 1, 2005 Telecom Italia purchased from TI Media Virgilio by acquiring 60% of Webfin (which held 66% of Matrix) and 0.7% of Matrix, held by TI Media, for a total amount of €70 million. Upon conclusion of the transaction, Telecom Italia, which prior to the restructuring held a 40% stake in Webfin and a 33.3% stake in Matrix, acquired full ownership of Webfin and Matrix, and therefore full control over Virgilio’s operations. In addition, Telecom Italia acquired 100% of the share capital in a newly formed company (Nuova Tin.it Srl) to which TI Media transferred the Tin.it business unit. The sale price for the Tin.it business was €880 million.

Merger of La7 Televisioni S.p.A. into TI Media

Upon the sale of the Internet business to Telecom Italia, La7 Televisioni S.p.A. was merged into TI Media. Since all of the shares of La7 Televisioni S.p.A. were owned by TI Media, the merger did not result in a capital increase. As a result of the transaction, TI Media assumed all the rights and obligations of La7 Televisioni S.p.A., including private television broadcasting licenses on terrestrial frequencies and for experimentation in digital terrestrial technology.

Buy back of TI Media Shares

On May 24, 2005, the shareholders meeting of TI Media approved the launch of a tender offer to buy back up to 10% of TI Media’s ordinary and savings shares at a price per share of €0.40 and €0.33 respectively, corresponding to a maximum total of approximately €148 million and a reduction in share capital through the cancellation of the shares bought back. As a result of the share buy back program TI Media currently holds 364,251,922 ordinary shares and 6,107,723 savings shares, which equals 10% of TI Media’s ordinary share capital and 10% of its savings share capital.

The ordinary and saving shares acquired by TI Media through the buyback offer were cancelled on October 18, 2005. TI Media’s nominal share capital was reduced accordingly.

Sale of Gruppo Buffetti S.p.A.

As part of the reorganization of TI Media’s businesses and conclusion of TI Media’s plan to rationalize its business portfolio, TI Media sold the Buffetti office product distribution business, which was not considered strategic or synergistic with TI Media’s core business thereby acquiring additional resources for developing its media business. Therefore, on September 26, 2005, TI Media entered into an agreement with Dylog Italia S.p.A. and Palladio Finanziaria S.p.A. for the sale of 100% of Gruppo Buffetti S.p.A. The sale was finalized on January 11, 2006.

Elefante TV S.p.A. and Delta TV S.r.l. Transaction

On October 28, 2005 and November 4, 2005, respectively, TI Media purchased the following assets from Elefante TV S.p.A. and Delta TV:

•	all assets and activities related to television broadcast operations, such as television channels and frequencies,

•	the “Elefante TV” brand name,

•	various machinery and equipment, satellite dishes, antennas, radio bridges, repeaters, and other assets used in television broadcasting, both analog and digital,

•	contracts concerning the hosting and maintenance of television broadcasting plant and all rights, authorizations, licenses and concessions (including the concession granted by the Ministry of Communications on July 28, 1999) related to such operations.

Through these acquisitions, TI Media took over Elefante TV’s central government concession for private television broadcasting on terrestrial frequencies in Italy, including authorization for digital broadcasting, and increased its coverage in Italy by taking over the network assets of Delta TV, including its systems and frequencies. Delta TV operates in Central-Southern Italy. These acquisitions allow TI Media to cover with additional frequencies approximately 70% of the population of Italy, which will allow TI Media to expand both its analog and digital television product offerings, in addition to TI Media’s already existing frequencies which covered approximately 82% of the Italian population.

Transfer of “Digital Multiplex” Business Unit to Telecom Italia Media Broadcasting

Italian law requires a separation between broadcast transmission network operations and content provider activities. TI Media therefore transferred its “Digital Multiplex” business unit to its subsidiary Telecom Italia Broadcasting S.r.l. against a capital increase and premium in the amount of approximately €27 million.

Present Organizational Structure and Developments

The TI Media Group is part of the Media business segment of the Telecom Italia Group, as shown in the following chart of the Telecom Italia Group’s organizational structure:

(1)	On April 4, 2005 the Boards of Directors of Telecom Italia and Telecom Italia Media authorised the restructuring of the Telecom Italia Group's Internet business. As a result of this, on June 1, 2005, Telecom Italia acquired all of Telecom Italia Media's Internet activities (Nuova Tin.it and Matrix).

(2)	On February 24, 2005, TIM proceeded to spin off the corporate operations relating to the domestic mobile communications business to Tim Italia S.p.A.. The merger of TIM with and into Telecom Italia took effect on June 30, 2005, while the merger of Tim Italia with and into Telecom Italia took effect on March 1, 2006.

(3)	On October 3, 2005, the Board of Directors of Telecom Italia Media approved the merger by incorporation of La7 Televisioni S.p.A. into Telecom Italia Media S.p.A.. The merger became effective on January 1, 2006.

(4)	On April 5, 2005, Olivetti Tecnost S.p.A. was renamed Olivetti S.p.A..

As of December 31, 2005, the TI Media Group was organized as follows (the table shows the principal subsidiaries and activities):

Media
TV	News	Office Products
La7(1)	TM News	Buffetti Group(2)
MTV		SK Direkt(2)
TI Media Broadcasting(3)

(1)	La7 Televisioni S.p.A. merged into TI Media on January 1, 2006.

(2)	was sold on January 11, 2006.

(3)	Telecom Italia Media Broadcasting S.r.l. is a wholly owned subsidiary of TI Media.

The current organizational structure of TI Media is as follows:

Television

The television segment focuses on the production and broadcasting of content through two TV networks and advertising during commercial breaks in programming. TI Media provides television services through the two TV networks La7 and MTV that operate analog and digital technology and offers both satellite channels and pay-per-view services on digital terrestrial television. With the acquisition of Elefante TV and Delta TV TI Media acquired an additional license, which is currently used to provide television services through the brand MTV Flux, which was launched on April 7, 2006.

At December 31, 2005, TI Media covered approximately 82.2% of the Italian territory with its Terrestrial Digital Signal.

Telecom Italia Media Broadcasting S.r.l. currently holds the license acquired through the Elefante TV and Delta TV acquisition and the assets of TI Media’s “Digital Multiplex” business unit, which operates TI Media’s digital network.

La7

La7 Televisioni S.p.A. merged with TI Media on January 1, 2006 and is a focused television channel, providing news-oriented programming with prime time entertainment programming in the evenings targeting young professionals. La7 started broadcasting under an all news format on March 18, 2002. It currently attracts over 12 million viewers every day. During 2005, La7 continued to seek to consolidate its editorial image, its brand awareness and its programs. In 2005, La7 relaunched and introduced a new editorial project in the information and reality TV, as well as in sports, science programs and fiction. La7 in 2005 continued to improve the image of its news programs. La7 is now perceived as a high quality broadcaster and its measured audience rating was, in the month of December 2005, 2.9% (2.6% for the same period last year).

In the September and October 2004, as part of the Digital Terrestrial Television (“DTT”) development projects, La7 acquired the pay-per-view rights to broadcast soccer matches played by certain Serie A teams, the top soccer division in Italy. The total amount of the transactions was approximately €32 million for the three-year period 2004 through 2007. The service, launched in January 2005, requires the purchase of a rechargeable smart card and the sale of pay-per-view events without a subscription fee.

As of December 31, 2005 approximately 884,000 smart cards had been distributed, of which over 500,000 had been activated by users, over 1,300,000 events had been sold (measured as of April 17, 2005), and the top production resources in the field had been used to guarantee maximum coverage and quality to the broadcast events. The network’s pay-per-view content offering contributed to the acceleration of Digital Terrestrial decoder sales which are estimated at 3.5 million pieces at the end of 2005.

In the period June-September 2005, the pay-per-view offer was enriched with the broadcasting of approximately 15 movies, high-level international boxing matches and music concerts, as well as many interactive applications such as “Guida TV” and “Ultima ora”.

During the Christmas period, in addition to football matches, TI Media also offered music concerts, some of which were exclusively on La7 Cartapiù and used in combination with a press campaign designed to increase activations.

Evening programming, that is to say, the network’s “showcase”, had already reached competitive audience results over the previous three years by adding new programs such as “8 e mezzo”, “L’infedele” and “Sfera” to popular shows such as “Processo di Biscardi”, “Stargate” and “Sex and the City”.

In August 2005, La7 Sports, the first free DTT channel entirely dedicated to sports news, began broadcasting.

Apart from investing in DTT, in 2004 La7 also committed itself to developing all interactive digital platforms in general, and in September, launched the new website www.La7.it (30% growth in page views on a month-on-month basis) and certain mobile telephony services (sms news, sms sport, ring tones with the signature soundtrack of its shows, such as “Sex and the City”).

Major corporate events for La7 in 2005 were the following:

•	On April 29, 2005, La7 signed an agreement with Elefante TV S.p.A. to acquire the company’s national TV broadcast unit for €115,5 million. Elefante TV holds a private television broadcasting concession for terrestrial frequencies over the national territory. The company is also authorized for digital broadcasting.

•	On the same date, La7 signed an agreement to purchase radio/television plants and frequencies from local concession holder Delta TV, which operates in Central and Southern Italy, for a total amount of €12 million.

•	On October 28 and November 4, 2005, the Group finalized the acquisition of Elefante TV and the network of Delta TV.

•	On January 1, 2006, La7 Televisioni S.p.A. merged into TI Media.

MTV Italia

MTV is a television channel providing music programs and programming for young people (11-35 years segment) on a 24-hour basis. The brand MTV is a well known brand in the music industry and in the television network business. MTV Italia started broadcasting its programs on Beta Television frequency on May 1, 2001. In the meantime MTV Italia has become a multi channel network distributing its content by television, internet, satellite, national events and television broadcast received on a mobile phone. MTV Italia’s strategy is to increase brand awareness and customer loyalty in the specific market segment in which it operates. The number of the terrestrial channel viewers has doubled since 2000, reaching 8.4 million per day and 15.4 million per week according to Makno & Consulting, L’osservatore sul sistema televisivo, May 2005 — an independent market research institute.

Major events for MTV Italia in 2005 were the following:

•	Pop concerts such as “A Night With”, “Brand New” and “Storytellers”, projects jointly organized by Telecom Progetto Italia and MTV; a well known pop event in Italy “TRL”, which after its moves to Rome, Naples, Genoa and Turin, has returned to Milan, celebrating its return with a concert at the Arch of Peace, featuring the Back Street Boys on stage.

•	Other initiatives continued with success in 2005: from “Pimp My Wheels”, which attracted a large viewing audience of teenagers throughout Italy, to Very Victoria show (Teo Teocoli, Valeria Golino and Ilona Staller, among others, were interviewed by the hostess Vicky, a well known Italian video disc jockey), to School in Action (Marco and Francesco helped schoolchildren in Milan, Genoa and Catania to prepare for a 360° show).

•	In September, the eighth MTV Day was held in Bologna: ten hours of live music in front of a crowd of young people.

At the same time, the multimedia development of the MTV brand is continuing. MTV is now broadcast through specific channels on all the technological platforms, particularly by satellite and the Internet, with the site www.MTV.it.

MTV FLUX

On April 7, 2006 TI Media started a new channel under the brand “FLUX” based on analog technology. FLUX consists of events, programs and videos lasting up to five minutes, on the air 24 hours a day. The programs can be accessed either through television, Internet or mobile phone. In addition a meeting place linked to FLUX is available on the web (www.yos.it), where users can exchange information, find ideas for realizing the viewers individual audiovisual projects which will receive their own airtime. The website allows users to upload personal projects to be voted on by visitors on the website: those receiving the greatest number of votes may be chosen for broadcast on the television channel. Finally, navigation by cell phone will allow for an enhanced view of FLUX through real-time information on content on the air, and it will offer the possibility of interacting with other platforms.

Competition

The market share measured by audience in Italy for La7 was according to Auditel, in the month of December 2005, 2.9% (2.6% for the same period last year). There is no reliable market share data available for the MTV Italia Music channel. According to market research conducted by AC Nielsen, the television advertising market as of November 2005 in Italy generated a total of approximately €4.6 billion in revenues compared to €4.5 billion in 2004, an increase of approximately 2.8% on December 31, 2004. In the same period La7 and MTV increased their advertising revenues respectively by 21.4% and 8.3%, respectively.

In recent years, the use of satellite receivers and the presence in the Italian market of pay-per-view program providers has increased. Consequently, La7 faces competition not only from RAI and Mediaset, but also from the increasing presence of new channels in SKY Television (a subsidiary of NewsCorp).

MTV Italia competes with established Italian and foreign music channels broadcast on both digital satellite and analog terrestrial technology, such as ReteA-All Music, but increased its presence in digital satellite with its 2 channels, Hits and Brand New, which grew in terms of viewers. The recent Eurisko Audistar indicates consistent growth in MTV Satellite Network’s audience share within the subscriber package offered by SKY, with 1.1 million viewers a week.

Human Resources

The number of employees in the Television business segment increased from 636 at December 31, 2004, to 693 at December 31, 2005. The increase was mainly due to additional television productions and new management hires for the new digital channels and pay-per-view services.

News

Telecom Media News

Telecom Media News S.p.A. (“TM News”) is a news service provider. It has entered into a partnership with Associated Press through its press agency. TM News provides real time national as well as international news by adopting the original contents of APCom and Associated Press for the Italian market. The news agency provides coverage of main events in politics, business, finance, local news, sports, cultural events and technology tailoring its contents to the need of the Italian market. Through “Flash News” TM News provides updates or breaking news coverage for important events. The agency has offices in Rome, Milan, Brussels, Frankfurt and New York, with correspondents in most of the places of world news.

Main Corporate Events

The agency’s portfolio of services has been extended, with the launch of the News Bulletin (“Nuova Europa”) covering Central and Eastern European countries. In addition, the Group has developed technological solutions for the delivery of the agency’s services through multimedia platforms. The average daily production of news in 2005 rose significantly compared to the previous year (+23%) measured by the number of news items written per journalists.

Other Activities

Databank

TI Media provided business information services through the Databank subsidiaries, until the sale of Databank in March 2005. Databank was an Italian company which specialized in customer asset improvement and industry forecasts by providing information, surveys, research and analyses related to 350 economic sectors, 1,500 markets and 10,000 companies and their clients. It was also involved in competitive intelligence, analyzing and evaluating the services on markets and distribution channels. Similarly to Consodata for the French market, Databank provided intelligence and data in relation to the Italian Internet market (especially Internet sites, rankings).

On March 14, 2005, TI Media completed the sale of its 100% stake in Databank, to Centrale dei Bilanci Srl and Cerved Business Information S.p.A., each of which acquired 50% of the share capital.

Televoice

Televoice was an Italian company which operated in the “call center” market and provided a complete service platform which included services such as telemarketing, teleselling, credit collection, statistic panels and back-office telecommunication activities such as e-mailing, fax and ordinary mailing.

On January 3, 2005, TI Media sold its 100% stake in Televoice S.p.A.

Office Products and Services

Through Gruppo Buffetti S.p.A. during 2005 TI Media was a leading distributor of office products and business solutions in Italy. On January 11, 2006 TI Media sold office products and services business.

Buffetti Group

Gruppo Buffetti was a distributor of office products and services in Italy. The primary target groups were professionals, retailers, small offices/home offices (“SOHO”) and small and medium-sized enterprises (“SME”). The Buffetti brand name had been present in the Italian market for over 150 years and enjoyed a 93% brand awareness. A large portion of the products and services offered were designed and sold under Gruppo Buffetti’s own brands, while their actual production was mostly outsourced to third parties. Products were distributed mostly through Gruppo Buffetti’s nationwide franchise network and its new direct-to-business agency network, independent retailers and through the Internet.

Gruppo Buffetti acted as a key distribution platform for products and services for both TI Media and the Telecom Italia Group. Pursuant to this strategy, Buffetti’s management made efforts to develop Buffetti as a one-stop shop for its customers. This was made possible as Buffetti focused on higher margin services, such as software, print-on-demand services, promotional items and digital signature software packages. Buffetti increased its interaction with other business segments of Telecom Italia and thus offered, communication and business solutions such as mobile telephone connections, provided by and marketed under the brand name of Telecom Italia Mobile and Internet services (through Tin.it) and professional software. In 2005, Gruppo Buffetti undertook special efforts to develop sales in the office automation and telephone products and accessories sectors.

In 2005, Gruppo Buffetti operated a network of approximately 1,000 franchise shops in Italy and with a direct network (SK Direct) focused to the business customers. Gruppo Buffetti’s main products were:

•	Traditional Products. Gruppo Buffetti’s traditional products included historical products like printed business forms, filing and organizing products, presentation materials, stationery, writing instruments, gifts and leather accessories “Pieffe” and “Full Time” brands. Gruppo Buffetti published a large variety of books and magazines covering a wide range of business topics under the Gruppo Buffetti Editore brand. In order to satisfy all business topics and their needs, these products were supported by databases on CD-ROM and Internet pages.

•	Innovative Products. This category included new products and services such as software products, IT products, telecommunication products and print on demand. Gruppo Buffetti’s specialized software products included professional packages with features for tax planning, accounting, inventory, sales and personnel. Gruppo Buffetti offered a wide range of standard consumer and professional information technology products such as software, personal computers, printers, fax machines and various computer accessories; and distributed TIM mobile telecommunications products, including handsets, accessories, subscriptions and rechargeable SIM cards. Gruppo Buffetti also distributed Telecom Italia fixed telecommunications products, such as voice and data services, Internet connections and e-commerce solutions for small businesses. Print on demand is a print on line service for personalizing printed forms and gadgets.

Gruppo Buffetti had developed in web technology to provide customers online custom catalogues and information services through the three sales channels: the nationwide franchise network, independent retailers and the Internet.

Competition

During 2005, the products and office services market faced strong competition due to the growing presence of large national and multinational operators. Gruppo Buffetti’s main competitors were Corporate Express, Karnak, Errebian, Mondoffice and Office Depot. In particular, Office Depot operated in the Italian market through Viking Office products. All of these competitors sold directly to corporate customers. Gruppo Buffetti, which included approximately 1000 outlets, was the largest franchise structure operating in Italy in 2005 and was the only multi channel player with a wide and complete range of office products and services.

Human Resources

The number of employees in the Office Products and Services business segment decreased from 195 at December 31, 2004 to 184 at December 31, 2005.

Internet Services

Through the Internet services business segment, TI Media offered a full range of Internet services until its sale to Telecom Italia on June 1, 2005, consisting of:

•	Internet access services;

•	portal services;

•	on-line advertising services; and

•	web services.

TI Media’s Internet services were provided through Tin.it and Matrix.

Internet Access Services

•	Through Tin.it, TI Media provided Internet access services to predominantly residential users and business customers.

Tin.it offered two principal access subscription plans:

•	free dial-up access (Tin.it Free); and

•	premium access (dial-up, ISDN and ADSL access).

The most important products of Tin.it were the following:

Free Access (Tin.it Free). This product did not require the payment of a subscription fee but does require the payment of a local telephone call for the duration of the connection.

Premium Dial-up Access (Tin.it Special and Tin.it Pro). Premium access was provided to both residential and business users. These products required the payment of a subscription fee and provided a wide range of value-added services, depending on the Premium plan selected. Premium plans offered different combinations of on-line time and value-added services, such as multiple e-mail addresses and 24-hour customer support. In addition, it was possible to package a number of value-added services with Premium plans, including services allowing customers to listen to and send e-mail messages by phone, receive faxes and voice messages by e-mail and to subscribe to news services by e-mail.

ADSL Access. Access was provided to both residential (ADSL Economy, ADSL a Forfait, ADSL a Forfait Pro) and business users (ADSL Lan). Products required the payment of a subscription fee and provide a wide range of value-added services, depending on the different offer selected such as multiple e-mail, web space, 24-hour customer support or virus protection.

Services to Alice ADSL. Based on a commercial agreement, TI Media provided Telecom Italia Alice users with services such as authentication, second level customer care for technical matters and services (e-mail, web space, video call, virus protection and exclusive contents). For this service Telecom Italia paid an activation fee and an annual subscription fee for each Alice user to TI Media.

Portal Services

TI Media provided portal services through Matrix, which operated the Virgilio portal.

Virgilio is a leading Italian portal that catered to the Italian-speaking community on the Internet. Virgilio, which was on-line since July 1996, contained a search engine and a website index, and it centralized services in various interest areas such as stock quotes, weather forecasts, TV guides, games, chats, advertisements and shopping. In order to simplify the use of information, Virgilio offered personalized, interactive services that corresponded to the requirements of individual customers. Virgilio derived its revenues principally from advertising, which consisted of both displaying advertising banners in its web pages and directing Internet traffic to websites designed, maintained or promoted on its network.

Furthermore Matrix provided a wide range of web services, including communication consultancy, website construction and maintenance, and technical assistance. The Rosso-Alice portal, a premium content provider, was developed in mid-March 2004.

Competition

With the growth of the broadband market and premium content, the Internet business was increasingly marked by high capital intensity and models based on the integrated management of telecommunications and Internet product offerings. This was confirmed by the fact that all of the main European operators felt it necessary to integrate their Internet operations into their fixed telephony operations to better compete in the market. This is one of the main reasons why Telecom Italia and TI Media approved a plan for the reorganization of the Group’s Internet operations. Under the plan, Internet activities was to be grouped within Telecom Italia, thereby allowing TI Media to focus its efforts on the media segment and giving it adequate financial resources to develop its business.

Intellectual Property

TI Media television business uses the trademarks La7 Televisioni and MTV. Upon the merger of La7 Televisioni S.p.A. into TI Media, TI Media holds the license for the production and distribution of editorial contents through the television network La7. MTV Networks granted to MTV Italia the exclusive right to use the trademark MTV Music Television.

TI Media operates in the information industry through a news agency named Telecom Media News. Telecom Media News entered into a commercial and strategic agreement with the international news agency named Associated Press (AP). Based on such agreement, AP granted Telecom Media News an exclusive license for Italy and Switzerland to translate AP editorial contents into Italian.

Property

TI Media does not own any real estate property.

Regulation

Television

In February 2003, MTV Italia and La7 requested and obtained from the Italian Ministry of Communications the authorization for the first commercial tests of DTT.

The former regulatory framework regulating broadcasting was implemented in mid 2003, which provided for the switch-off of the analog broadcasting network and the full roll-out of DTT broadcasting by 2006, which has subsequently been postponed to December 31, 2008. The deadlines of March 15, 2006 and July 31, 2006 have been fixed for the total phasing out of analog broadcasting in regional capitals and throughout the two Regions of Sardegna and Valle d’Aosta. The simulcast hybrid system of analog and digital techniques will be used through the final termination of analog broadcasting. TI Media’s analog concession will run until the switch off date.

Television broadcasting is now regulated by the Broadcasting Consolidation Act (Legislative Decree No. 177 of July 31, 2005).

In compliance with national law, TI Media is currently completing the role out of the Digital Terrestrial network, especially through the acquisition of new plant/bandwidth. As of December 31, 2005, the pilot MUX digital signal reached over 82.2% of the population. Through the acquisition of the Elefante TV project, TI Media obtained an additional concession for analog broadcasting, which allows TI Media to set up an additional digital multiplex. Rate A, however, has challenged the decision by the competent authority and the proceeding is currently pending with the Regional Administrative Court of Latium.

On March 31, 2006 the Board of Directors of TI Media passed a resolution to transfer the “Digital Multiplex” line of business to Telecom Italia Media Broadcasting S.r.l. (fully held by Telecom Italia Media S.p.A.) against a capital increase of Euro 27 million. The transaction is a result of the legal requirement to separate the activities as a radio and television broadcast network operator and those as a content provider (Law No. 177/2005, Consolidation Act for radio and television). Telecom Italia Media Broadcasting S.r.l. obtained the license as television broadcast network operator on May 9, 2006.

La7 Televisioni has commenced Digital Terrestrial broadcasting services through La7 Sport and has obtained a 12-year permit from the Communications Ministry to operate as a content supplier.

La7 Televisioni has also obtained a no-objection certificate for its pilot DVB-H television broadcasting service within the city of Cagliari.

The following outlines other regulatory issues of interests to TI Media:

•	The Communications Regulator AGCOM has launched a consultation of the draft regulation for Market 18 (wholesale market for broadcasting services delivering content to end users). The draft regulation identified RAI and RTI operators enjoying a joint dominant position on the analog terrestrial network market. The draft contains no remedies.

•	The European Commission has requested information regarding the failure to implement the National Plan for the Allotment of Bandwidth for Analog Television Broadcasting (PNAF) and the absence of deadlines for the implementation of the PNAF for digital broadcasting. This has given rise to the issue of the allotment of the so-called Digital Dividend involving new uses of the bandwidth made available following the switch off of analog television broadcasting.

•	Mobile TV Broadcasting (broadcasting to mobile receivers) is one of the most promising of these alternative uses of bandwidth. While waiting for bandwidth to be assigned, initiatives are already underway for the immediate launching of these services using bandwidth currently assigned to television broadcasters. These initiatives include the TIM-Mediaset and TIM/La7-MTV agreements, respectively for the marketing and experimentation of DVB-H services using the DVB-T bandwidth assigned to the television broadcasters involved. On this issue, the Communications Ministry and the sector regulator AGCOM has launched two separate public consultations focusing on, among other things, how the new service is to be governed under the current regulatory framework.

•	The European Commission has approved a proposed Directive amending the TVSF (Television without Frontiers) Directive currently tabled before the European Parliament.

•	On April 19, 2006, TI Media received a license to provide television services through its brand MTV Flux.

Italian law (Law 249/1997) provides that a purchaser of an Italian television company must be controlled by either an entity organized under the laws of the Republic of Italy or another European Union member state. In case of an entity organized under the law of another country, the country is required to enter into a bilateral agreement with Italy in order for one of its citizens to invest in an Italian television company. The foreign investor will be entitled to invest on the same basis that is granted to an Italian investor within the ambit of the bilateral agreement.

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

News

The TM News press agency, purchased from the e.Biscom Group in 2003, operates with the APCom logo.

The agency’s characteristic feature is the strategic partnership that it enjoys on an exclusive basis for Italy and Switzerland with the Associated Press, allowing it to deliver its own APCom news bulletin through multiple transmission techniques (Internet, satellite, dedicated data network). TM New distributes its APCom news bulletin to the major national broadcasters and to a wide range of daily publications as befits a nationwide press agency.

Internet

The following description of the regulatory environment applied to TI Media insofar, as TI Media was active in Internet services, which is no longer the case. TI Media-Tin.it was present in the residential and SME (Small and Medium Enterprises) retail market for both dial-up and ADSL Internet access. Seat-Tin.it acquired from Telecom Italia all network services for the realization of such offers: access (mainly, call origination for dial up calls, ADSL wholesale access, IP transport, national and international bandwidth).

Retail market—dial-up

After the first quarter 2002, TI Media-Tin.it activated new numbers for dial-up calls: (i) 7020001033 for premium and (ii) 7020001099 for free dial-up calls. The old geographic numbers were still in operation at the time of the sales of the Internet services. The financial relationship with Telecom Italia was based on revenue sharing both for the old (geographic) and new (70X) numbering.

On October 7, 2002, the Ministry of Communications assigned the right of use of 70X numbering to TI Media-Tin.it. As a consequence, TI Media-Tin.it negotiated and signed with Telecom Italia a contract related to 70X dial-up calls which provided: from January 1, 2003, TI Media was entitled to (i) all the revenues of 70X calls and (ii) TI Media-Tin.it paid the correspondent call origination and IP transport to Telecom Italia. The publication of Law 59/02 and subsequent implementation of the relevant resolution by AGCom (9/02/CIR) required Telecom Italia to grant Internet Service Providers on the same economical conditions for network services that it did to other licensed telecommunication operators.

For the remaining TI Media-Tin.it regular traffic, TI Media-Tin.it shared its revenue with Telecom Italia only for geographic numbering.

ADSL/ATM Broadband

The applicable regulatory provisions (AGCom decision 407/99, 217/00/CONS, 15/00/CIR, 06/03/CIR) required Telecom Italia to make a wholesale offer to access broadband ADSL Internet services available to competing operators, before providing services to its own customers. This wholesale offer formed the basis upon which TI Media-Tin.it defines its offer conditions for broadband ADSL Internet access for its customers.

As an ISP, TI Media priced its services to its customers based on the wholesale offering. With the 06/03/CIR resolution, the AGCom had reviewed the economic conditions of the wholesale offer by Telecom Italia in order to guarantee suitable financial spaces for competition and required Telecom Italia to decrease its prices. Like other operators, also TI Media had benefited from this price reduction.

WIFI Services

TI Media has obtained the authorization to offer the public Radio-LAN, access to public electronic communications networks, and services in the 2.4 GHz band (WIFI service) as of August 3, 2003.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Annual Report. Such financial statements have been prepared in accordance with IFRS, which differ in certain material respects from U.S. GAAP. For a discussion of the principal differences between IFRS and U.S. GAAP as they relate to TI Media, see “Note 36 —Reconciliation to Accounting Principles Generally Accepted in the United States” of the Notes to the Consolidated Financial Statements included elsewhere herein.

Results of Operations

The following table sets forth TI Media’s statement of operations for the years ended December 31, 2004 and 2005, prepared in accordance to IFRS. These amounts have been derived from, and should be read in conjunction with TI Media’s IFRS Financial Statements included elsewhere in this annual report.

The following table shows the consolidated statement of operations data to facilitate comparison of the results for the periods presented on a consistent basis, historical data of the periods are presented for comparison with the statement of operations data for 2005 have been restated to reflect the classification of the Internet business unit (sold on June 1, 2005) and the office service distribution business which was in the process of being sold in December 31, 2005 as discontinued operations/assets held for sale. This data was also adjusted and reclassified due to the adoption of IFRS.

	Year ended December 31,
	2004	2005
	(thousands of euros)
IFRS
Revenues	167,845	179,750
Other income	19,857	10,699

Total operating revenues and income	187,702	190,449

Purchase of materials and external services	(160,551)	(199,891)
Personnel costs	(69,430)	(75,354)
Other operating expenses	(27,150)	(11,593)
Changes in inventories	1,123	3,121
Capitalized internal constructions costs	4,059	1,914

Operating loss before depreciation and amortization	(64,247)	(91,354)

Depreciation and amortization	(28,412)	(37,337)
Gains/losses on disposals of non-current assets	1,080	(1,139)
Impairment losses/reversals of non-current assets	(1,712)	—

Operating loss	(93,291)	(129,830)

Share of earnings of equity investments accounted for using the equity method
Financial income	4,063	7,945
Financial expenses	(285,864)	(4,366)

Loss from continuing operations before taxes	(375,092)	(126,251)

Income tax benefit	138,173	37,082

Loss from continuing operations	(236,919)	(89,169)

Net income from discontinued operations/assets held for sale	11,644	892,461

Net income (loss)	(225,275)	803,292

Attributable to:
—Net income (loss) attributable to the Group	(226,281)	800,868
—Net income (loss) attributable to Minority Interests	1,006	2,424

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Presentation of Results

TI Media’s scope of the consolidation includes the Italian and foreign companies that are majority owned or are otherwise directly or indirectly controlled by TI Media. As discussed in more detail in the Notes to the IFRS Consolidated Financial Statements, the scope of consolidation changed materially in 2005 compared to 2004.

Following the plan to restructure the Telecom Italia Group’s internet business unit, the sale to Telecom Italia of TI Media’s Internet operations (Tin.it and Matrix) was finalized on June 1, 2005. The former TI Media’s internet business unit income statement results for the first five months of activity of the Internet business unit were recorded as prescribed by IFRS 5 as “Discontinued Operations”. On September 26, 2005, TI Media entered into an agreement for the sale of 100% of Gruppo Buffetti S.p.A. within the framework of corporate restructuring plans. This sale was finalized on January 11, 2006. As a result, the statements of operation results and balance sheet data at December 31, 2005 of the former office business unit have also been classified under Discontinued Operations/Assets Held for Sale.

Operating Revenues and Other Income

The following table presents the operating revenues of TI Media broken down by its segments:

	Year ended December 31,
	2004	2005
	(thousands of euro)
TI Media
Television	152,554	178,782
News	4,968	6,945
Others	47,642	5,992
Adjustments	(17,462)	(1,270)

Revenues and Other Income from TI Media	187,702	190,449

•	€178,782 from the Television segment consisting of revenues from its La7 and MTV Italia television channels, compared to €152,554 in 2004, an increase of 17.2% primarily due to an increase in net revenues of 16.1% of the MTV Italia channel due to the increase in gross advertising sales of 8.3% in 2005 compared to 2004 and a 39.6% increase in net revenues in the La7 channel due to an increased audience from 2.7% in 2005 compared to 2.3% in 2004 throughout all time segments of the day. The increased audience resulted in a 21.4% increase in advertising revenues in 2005 compared to 2004 in the La7 channel.

•	€6,945 from the new segment consisting of revenues from its national press agency operating 24/7, 365 days a year through the APCom trademark, compared to €4,968 in 2004, an increase of 39.8% primarily due to the increase in the customer base.

•	€5,992 from “others” consisting of revenues primarily from TI Media in the amount of €3,927, Databank in the amount of €1,078, SCS in the amount of €939, and various other minor items accounting for the difference.

•	€(1,270) in adjustments caused by the elimination of the inside group revenues, the main differences compared to 2004 is €15,128 paid in 2004 by Televoice for its call center services provided to Tin.it. Televoice was sold in January 2005.

Production Costs

The following table shows the production costs for TI Media on a consolidated basis:

	Year ended December 31,
	2004	2005
	(thousands of euro)
Production costs
Purchase of materials and external services	(160,551)	(199,891)
Personnel costs	(69,430)	(75,354)
Other operating expenses	(27,150)	(11,593)
Changes in inventories	1,123	3,121
Capitalized internal construction costs	4,059	1,914

Total Production Costs	(251,949)	(281,803)

Purchase materials and external services increased by 24.5% from €160,551 in 2004 to €199,891 in 2005 primarily due to the television segment, which, due to the costs for Digital Terrestrial experimentation recorded a 40.0% increase in procurement costs. Higher costs in “content” were incurred to increase the analog television audience and to enhance the programming of new digital channels such as the La7 Sport. The costs incurred for Digital Terrestrial Television, including pay-per-view services, amounted to €47,698 compared to €15,595 in 2004.

Personnel costs increased by 8.5% from €69,430 in 2004 to €75,354 in 2005 primarily due to the allocation of stock options to employees, recognized pursuant to IFRS which amounted to €4,015. Excluding this effect personnel costs increased by 2.7% to €71,339 primarily due to an increase in employees on a comparable basis, mainly due to television productions needs and the management of the new digital channels and the pay-per-view services.

Other operating expenses decreased by 57.3% from €27,150 in 2004 to €11,593 in 2005 primarily due to higher charges in 2004 incurred in connection with the De Agostini settlement and the resolution of the Telenorba dispute and to a lesser extent due to lower provisions and miscellaneous operating expenses in 2005.

Depreciation and amortization

Depreciation and amortization increased by 31.4% from €28,412 in 2004 to €37,337 in 2005 primarily due to the higher investment in Digital Terrestrial Television in 2005.

Operating loss

Operating losses increased from €93,291 in 2004 to €129,930 in 2005 primarily due to increased costs and investments in content incurred to support audience growth and by start-up operations of La7 Digital Terrestrial Television.

Financial income

Financial income increased by 95.5% from €4,063 in 2004 to €7,945 primarily due to the interest paid by Telecom Italia to TI Media on the cash deposit made in the second half of the year with Telecom Italia, representing a portion of the cash from the sale of the Internet business.

Financial expenses

Financial expenses decreased from €285,864 in 2004 to €4,366 in 2005 primarily due to the write downs to the equity investment in Finanziaria Web, acquired as part of the “De Agostini settlement” which was included in 2004.

Operating loss on continuing operations before taxes

The operating losses on continuing operations before taxes decreased by 66.3% from €375,092 in 2004 to €126,251 in 2005 primarily due to the fact that 2004 included the settlement related to the De Agostini litigation.

Income taxes

Income taxes decreased from a tax credit in the amount of €138,173 in 2004 to a tax credit in the amount of €37,082 in 2005 as a result of TI Media’s participation in Telecom Italia’s National Tax Consolidation, the year 2005 benefitted from deferred tax assets on tax losses for the period amounting to €47,622 compared to €126,137 in 2004.

Net loss from continuing operations

Net loss from continuing operations decreased by 62.4% from €236,919 in 2004 to €89,169 in 2005 primarily due to the reasons mentioned above.

Net income from discontinued operations/assets held for sale

Net income from discontinued operations/assets held for sale increased from €11,644 in 2004 to €892,461 in 2005.

Net income from discontinued operations/assets held for sale includes the revenues and expenses generated by the Internet operations (sold on June 1, 2005) for the period from January 1 through May 31, 2005 and those generated by the Office Products (held for sale at December 31, 2005) for 2005. The amount also includes the capital gain on the sale of these business units and the incidental expenses relating to the transaction. For additional information see Note 12 to the IFRS Consolidated Financial statements.

The table below reports the key financial operating data of the discontinued operations/assets held for sale:

	Year ended December 31,
	2005			2004
	Internet	Buffetti Group	Total	Internet	Buffetti Group	Total
	(thousands of euro)
IFRS
Revenues	130,415	126,007	256,422	300,632	126,750	427,382
Operating expenses	(114,051)	(121,763)	(235,814)	(276,844)	(123,714)	(400,558)

Income (loss) before taxes	16,364	4,244	20,608	23,788	3,036	26,824
Income taxes	(6,097)	(3,445)	(9,542)	(12,997)	(2,183)	(15,180)
Income (loss) from discontinued operations/assets held for sale	10,267	799	11,066	10,791	853	11,644
Gains/losses on disposal of discontinued operations and ancillary charges	889,946	(8,551)	881,395
Net income (loss) from discontinued operations/assets held for sale	900,213	(7,752)	892,461	10,791	853	11,644

Net income

TI Media had a net loss in 2004 in the amount of €226,281 compared to a net income in the amount of €800,868 in 2005 mainly due to the sale of TI Media’s internet activities to Telecom Italia.

Liquidity

The table below summarizes for 2004 and 2005 TI Media’s statement of cash flows:

	2004	2005
	(thousands of euros)
IFRS
Cash flow generated by (used by) operating activities	(340,757)	(37,454)
Cash flow generated by (used in) investing activities	(19,377)	767,093
Cash flow generated by (used in) financing activities	229,281	(264,531)
Cash flow generated by (used in) discontinued operations	9,175	16,934

Total Cash flow	(121,678)	482,042

Cash and cash equivalents:
Beginning of year	74,052	(47,626)
End of year	(47,626)	434,416

Comparison between Year Ended December 31, 2005 and December 31, 2004

Cash flow used for Operating Activities

Cash flows used by operating activities in 2005 were €37,459 compared to €340.757 in 2004. In 2004 the cash flows used by operating activities was primarily affected by the payment made in connection with the settlement of the De Agostini litigation. In 2005 the cash flows used by operating activities was mainly affected by the net loss incurred in its operations. The Group has included, in cash and cash equivalents under IFRS approximately €450 million on deposit with Telecom Italia. Although this amount is not “cash” in the sense that it is an asset that TI Media controls or is on demand at depository institution, it is regulated by a contractual agreement between TI Media and its Parent Company, which requires, among other things, that Telecom Italia honors any funding requests that TI Media makes with cash transfers. As the cash balance with Telecom Italia is on demand, it is therefore classified in the IFRS based financial statements as “cash and cash equivalent”.

Cash flow generated by (used in) Investing Activities

Cash flows generated by investing activities in 2005 were €767,093 compared to cash flows used in investing activities in 2004 in the amount of €19,377. Cash flows used in investing activities in 2004 was primarily influenced by the investments in fixed and intangible assets. Cash flows generated by investing activities in 2005 were primarily affected by the sale of the Internet business to Telecom Italia, which was partially offset by the investments in the period.

Cash flow generated by (used in) Financing Activities

Cash flows used in financing activities in 2005 was €264,531 compared to cash flow generated by financing activities in 2004 in the amount of €229,281 mainly due to the capital increase in 2004 (see Item 4. History—Telecom Italia Media) and the funds used in connection with the share buy back program (See Item 4. History—Buy back of TI Media Shares), as well as the repayment of debt to Telecom Italia.

Capital Resources

At December 31, 2005, TI Media had unsecured short-term lines of credit with Telecom Italia, providing borrowings of €430,420 at December 31, 2005, €400,000 of which were made up of short-term deposits and the balance made up of a current account with Telecom Italia. The lines of credit bear various interest rates including both fixed and variable interest rates. Amounts outstanding under these lines of credit are payable upon demand.

The following table shows changes in net financial debt for the period presented:

	As of December 31,
	2004	2005
	(thousands of euros)
IFRS(1)
Gross financial debt
Non-current financial liabilities
Financial debts	98	5,019
Liabilities for leased assets	31	20
Other financial liabilities	40	48

Current financial liabilities
Financial debts	173,453	12
Liabilities for leased assets	23	16
Other financial liabilities	11	12

Financial liabilities related to discontinued operations/assets held for sale	41,707	19,443

Gross financial debt (A)	215,363	24,570
Financial assets
Non-current assets
Securities other than equity investments	244
Financial receivables and other non-current financial assets	1,012	6,632

Current financial assets
Securities other than equity investments	48

Financial receivables and other current financial assets	293	198

Cash and cash equivalents	40,718	450,215

Financial assets related to discontinued operations/assets held for sale	2,380	3,616
Total financial assets (B)	44,695	460,661
Net financial debt/(liquidity) (A-B)	170,668	(436,091)

(1)	Net debt is non-GAAP measure in that neither IFRS nor US GAAP define or consider “net financial debt” as financial measure. The Group considers net financial debt an important measure of overall capitalization and leverage, and it is a widely used metric within the Italian financial community. A significant drawback of net financial debt is that cash is essentially considered to reduce outstanding indebtedness. From an operating standpoint, cash is required to pay suppliers, employees, taxes, etc., therefore it is not generally anticipated that all of the cash resources would ever be used to pay off or reduce outstanding indebtedness.

TI Media funds its operations principally from cash generated by operating activities and available credit facilities. In the two years ended December 31, 2005, operating cash flow was negative, requiring asset disposals and other borrowings to finance ongoing operations. Short term borrowings towards Telecom Italia/Accounts receivable from Telecom Italia involve short-term deposit/debt established with the Group treasury managed by Telecom Italia S.p.A.. These deposits/debts are earning interest at market rates. In 2004, TI Media’s cash position decreased mainly due to the settlement of the “De Agostini” dispute, capital expenditures, investments in intangible assets and financial investments. In 2005, TI Media’s cash position increased primarily due to the cash received from the sale of the Internet operations to Telecom Italia. The cash is deposited with Telecom Italia Group centralized treasury program on which interest is paid at market rates. Although this cash is not with a depository institution, it is classified as cash in the accompanying financial statements due to the fact that, as part of the overall treasury program of the Parent Company Telecom Italia, they are required to fund TI Media’s cash requests immediately.

In the opinion of TI Media’s management, TI Media’s working capital is sufficient for the company’s present requirements and its requirements for the next twelve months.

The tables below show TI Media’s contractual obligations and commercial commitments as of December 31, 2005.

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(millions of euros)
Contractual Obligations:
Long-term debt	0	0	0	0	0
Capital lease obligations	0	0	0	0	0
Operating lease	20.0	6.5	6.8	2.6	4.1
Cross border lease	0	0	0	0	0

Total obligations	20.0	6.5	6.8	2.6	4.1

Off-balance sheet arrangements

As of June 10, 2006, neither TI Media nor any company within the TI Media Group is a party of any off-balance sheet arrangements, that have or are reasonably likely to have a current or future effect on TI Media’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. In addition the Group has no outstanding derivative contracts.

Investments

The following table provides an overview of the investments long-lived assets made in the time periods indicated:

	2004	2005
	(thousands of euros)
Investments in intangible assets	22,883	37,643
Investments in fixed assets	16,662	26,939

Total industrial investments	39,545	64,582
Acquired businesses	7,211	130,237

Total	46,756	194,819

Of the €64,582 in industrial investments relating to the Group’s operations, a total of €63,256 was attributable to the Television segment and mainly involved the purchase of frequencies and infrastructure for DTT testing in the amount of €33,767 and the purchase of television rights in the amount of €19,421.

Long-term investments amounted to €130,237, including €128,526 for the acquisition of Elefante TV and Delta TV.

Critical Accounting Policies

TI Media’s discussion and analysis of its financial condition and results of operations are based upon TI Media’s consolidated financial statements, which have been prepared in accordance with IFRS and which, as described in “- Reconciliation to Accounting Principles Generally Accepted in the United States” of the Notes to the Consolidated Financial Statements included elsewhere herein, differ in certain material respects from U.S. GAAP. TI Media reported financial condition and results of operations as reported under IFRS and in the reconciled U.S. GAAP financial information are based on the application of the accounting methods which involve the use of assumptions and estimates that underlie the preparation of the financial statements. TI Media bases its estimates on historical experience and on various other assumptions, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

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

Revenue Recognition

TI Media’s primary revenue streams consist of advertising services.

Revenues are recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenues can be reliably measured. Revenues are stated net of discounts, allowances, and returns.

Advertising revenue from television is recorded on the date at which the advertisement is shown. Payments received for advertising services to be rendered in future periods are deferred and recognized at the time the advertising is provided. Revenues generated from the sale of pay-per-view smart cards to distributors, without return rights, are recognized at the time of sale in the amount received for the card itself. The amount of credit available to the end user for viewing events and the related direct costs are deferred and recognized as revenues and expenses when the event is broadcast.

Provisions for returns and other adjustments related to sales are provided in the same period the related sales are recorded.

Acquisition Accounting, Goodwill and Purchase price Allocation

TI Media entered into certain acquisitions and in the future may make additional acquisitions. The calculation of the purchase price, and the subsequent allocation of that purchase price to the fair value of the assets acquired and liabilities assumed, is critical due to the long term impact on the statement of operations.

Under IFRS and U.S. GAAP, TI Media is required to perform a purchase price allocation and, consequently, as part of that allocation, all consideration, including the fair value of exchanged shares, shall be valued. When equity instruments are issued as part of the consideration, under IFRS these are measured at their fair value as of the date of exchange whereas under U.S. GAAP the instruments are measured by taking into account the market price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced.

The purchase price is then allocated to the fair value of the assets acquired and liabilities assumed.

The purchase price allocation requires that all assets, liabilities and contingent liabilities be valued and that significant estimates be made. A change in any of these estimates or judgments could change the amount to be allocated to a particular intangible or tangible asset. The resulting change in the purchase price allocation to non-goodwill assets or liabilities has a direct impact on the final amount of the purchase price that cannot be allocated to a particular asset (i.e., goodwill).

If actual results differ from these estimates, or the estimated useful economic lives are adjusted in future periods, operating results could be significantly affected by these estimates and judgments which involve:

•	the definition of the purchase price;

•	the identification of the assets acquired and liabilities assumed in the acquisition;

•	the valuation of these assets and liabilities in the purchase price allocation; and

•	the assessment of whether selected assets have a finite or indefinite life.

These could have a significant impact on both the level of total goodwill and ultimately on the statement of operations.

Furthermore, when the Group acquires additional stock held by minority shareholders, under IFRS, in the absence of a specific Standard or Interpretation, the excess of the acquisition cost over the carrying value of net assets acquired is recognized as goodwill (“Parent entity extension method”). Under U.S. GAAP, such acquisitions are accounted for under the purchase method and, consequently, goodwill is calculated as the difference between the consideration paid and the proportionate share of the fair value of net assets acquired at the date of acquisition.

Impairment of assets

The determination of impairments of tangible and intangible assets involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment.

Assets with a definite life. For IFRS purposes, during the year, the Group assesses whether there are any indicators that tangible and intangible assets with a finite life may have been impaired. If such indicators exists, the Group estimates if the carrying amount of an asset, a group of assets or a cash-generating unit exceeds the recoverable amount. Both internal and external sources of information are used to determine if indicators of impairment exist. Internal sources considered include obsolescence or physical damage, any significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources considered include market value of the asset, negative changes in technology, markets or laws, increases in market interest rates and the cost of capital used to evaluate investments, and the comparison of the carrying amount of net assets of the Group to market capitalization.

Intangible assets with an indefinite life. Intangible assets with an indefinite life, including goodwill, are tested for impairment at least annually to assess the recoverable amount of the asset. The test is conducted in conjunction with the planning process of the Group, near the end of every year. Goodwill acquired and allocated during the year is tested for impairment before the end of the year in which the acquisition and allocation took place. To test for impairment, goodwill is allocated, at the date of acquisition, to each of the cash-generating units or groups of cash-generating units that is expected to benefit from the acquisition. Allocation is made to the lowest level at which goodwill is monitored for management purposes and that lowest level is not larger than the business segment determined in accordance with IAS 14 (Segment Reporting).

Under IFRS, the recoverable amount of an asset is the higher of fair value less costs to sell and its value in use. In assessing the value in use, the pre-tax estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

The identification of impairment indicators, the estimation of future cash flows and the determination of fair values of assets, groups of assets (or cash-generating units) requires management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows, applicable discount rates, useful lives and residual values. These estimates can have a material impact on fair value and the amount of any write-downs.

If the carrying amount of a cash-generating unit (or group of units) exceeds the recoverable amount, an impairment loss is recognized in the statement of operations. The impairment loss is first recognized as a deduction of the carrying amount of goodwill allocated to the cash-generating unit (or group of cash-generating units) and only then to the carrying amount of the other assets of the cash-generating unit in proportion to their carrying amount up to the recoverable amount of the assets.

The determination of the recoverable amount of a cash-generating unit involves the use of estimates by management.

When the conditions which led to the recognition of an impairment loss on assets cease to exist or have been mitigated, the carrying amount of the asset other than goodwill, or cash-generating unit, is increased to the revised estimate of its recoverable amount, but not in excess of the carrying amount that would have been recorded had no impairment loss been recognized and such reversal is recognized as income immediately. The same measurement uncertainties and assumptions that were involved in assessing fair value at the time of impairment are also involved when an asset value is reinstated.

Under U.S. GAAP, in order to assess impairment of property, plant and equipment and amortizing intangible assets, TI Media applies the guidance outlined in SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. If, based on the preceding discussion, management has concluded that impairment indicators exist, TI Media will initially review for possible impairment by assessing the undiscounted cash flows expected to be derived from the asset or group of assets, comparing the lowest level of total expected undiscounted cash flow to the carrying value. If the carrying value of the asset or the group of assets exceeds the sum of the undiscounted cash flows, impairment is considered to exist. An impairment charge is assessed by comparing the assets fair value to the carrying value. Fair value can be calculated by a number of different approaches, including discounted cash flow, comparables, market valuations or quoted market prices. The process and steps required to assess the possible impairments of assets, including the identification of possible impairment indicators, assessing undiscounted cash flows, selecting the appropriate discount rate, the calculation of the weighted average cost of capital and the discounts or premiums inherent in market prices requires a substantial amount of management discretion and judgment. If actual results differ from these estimates, or if the TI Media adjusts these estimates in future periods, operating results could be significantly affected.

Furthermore, for purposes of U.S. GAAP reporting, in order to assess impairment of intangible assets with an indefinite life, TI Media uses the requirements of SFAS 142, Goodwill and Other Intangible Assets, and as a result goodwill and indefinite lived intangible assets are not amortized (likewise under IFRS). SFAS 142 requires that goodwill be tested for impairment at least annually (and between annual tests when certain triggering events occur) using a two-step methodology. The first step screens for triggering events indicating potential impairment at the reporting unit level, while the second step measures the impairment, if any. Under U.S. GAAP, the quoted market price of an asset or other valuation techniques, including discounted cash flow, comparables, etc., are acceptable valuation methodologies to assess fair value. The selection of the various assumptions that are necessary to arrive at the fair value of a reporting unit, including the assumptions used in the underlying business plans or targets, requires substantial management judgment and discretion.

Subsequent reversals of recognized impairment losses on goodwill and other indefinite lived intangible assets are not permitted by SFAS 142.

Deferred Taxes

TI Media is required to perform an estimation of actual current tax exposure and the assessment of the temporary differences resulting from differing treatment of items, such as accruals and amortization, among others, for tax and financial reporting purposes. Temporary differences result in the recognition of deferred tax assets or liabilities in the consolidated financial statements. Deferred tax assets are recognized to the extent that their realization is probable. The realization of deferred tax assets depends, among other things, on the company’s ability to generate sufficient taxable income in future years and the reversal of temporary liabilities, taking into account any restrictions on the carryforward of tax losses. Various factors are used to assess the probability of the future realization of deferred tax assets, including future reversals of existing taxable temporary differences, past operating results, operational plans, loss-carryforward periods, and tax planning strategies. If actual results differ from these estimates or if these estimates must be adjusted in future periods, the financial position, or if changes in tax legislation change the realizeability of tax assets, the results of operations and cash flows may be affected. In the event of a change in the assessment of future utilization of deferred tax assets, the recognized deferred tax assets must be increased or decreased, as the case may be, and the consequent effects recognized in the statement of operations.

Accrued Liabilities

TI Media exercises considerable judgment in recording accrued liabilities and the exposure to contingent liabilities related to pending litigation or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation as well as other contingent liabilities.

Judgment is necessary in assessing the likelihood that a pending claim will succeed or a liability will arise and to quantify the possible range of the final settlement. Reserves are recorded for liabilities when losses are considered probable and can be reasonably estimated. Because of the inherent uncertainties in making such judgments, actual losses may be different from the originally estimated provision. Significant estimates are involved in the determination of reserves related to taxes, workforce reduction initiative and litigation risks. These estimates are subject to change as new information becomes available, primarily with the support of internal specialists or outside consultants, such as actuaries or legal counsel. Adjustments to loss reserves may significantly affect future operating results.

Adoption of International Accounting Standards

TI Media adopted IFRS for the first time in its annual Consolidated Financial Statements for the year ended December 31, 2005, which included comparative financial statements for the year ended December 31, 2004. IFRS 1, First-time Adoption of International Financial Reporting Standards, requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS financial statements (i.e., for TI Media, December 31, 2005). IFRS 1 also requires that those policies be applied as of the date of transition to IFRS (i.e., for TI Media, January 1, 2004) and throughout all periods presented in the first IFRS financial statements.

For the purposes of these Financial Statements there are no differences between IFRS issued by IASB and IFRS adopted by the EU.

The differences arising from the application of IFRS compared to Italian GAAP as well as the choices made by TI Media among the accounting options provided by IFRS are described in the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

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

The General Shareholders’ Meeting held on May 5, 2004 elected the Board of Directors for the duration until the General Shareholders Meeting to be held to approve the financial statements for the fiscal year ending December 31, 2004. The Board of Directors was composed of Riccardo Perissich (Chairman), Giuseppe Parrello (Deputy Chairman), Enrico Parazzini (Managing Director), Carlo Bertazzo, Adriano De Maio, Candido Fois, Giulia Ligresti, Romano Marniga, Gianni Mion, Gianfranco Negri Clementi, Alessandro Ovi, Giovanni Sabbatucci and Mario Zanone Poma.

Successively the General Shareholders’ Meeting held on April 4, 2005 elected the current Board of Directors. The current Board of Directors is composed of Riccardo Perissich (Chairman), Enrico Parazzini (Managing Director), Carlo Bertazzo, Adriano De Maio, Candido Fois, Giulia Ligresti, Gianfranco Negri Clementi, Alessandro Ovi, Paolo Roverato, Sergio Ristuccia, Giovanni Sabbatucci and Mario Zanone Poma. Romano Marniga who served as a director on the Board resigned on January 23, 2006. The Shareholders’ Meeting held on April 10, 2006, appointed Pier Francesco Saviotti to the Board of Directors to replace the outgoing Romano Marniga.

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

Various shareholders of TI Media entered into shareholder agreements which affect the management of TI Media. As noted in the Information on the Company item above, effective August 4, 2003, Telecom Italia merged into Olivetti, which also became the parent company of TI Media. The largest shareholder in Telecom Italia after the merger is Olimpia S.p.A. with a stake of about 18% at December 31, 2005. Olimpia’s shareholders at December 31, 2005 are: Pirelli & C S.p.A. (“Pirelli”), Edizione Finance International (“Edizione Finance”), Hopa S.p.A. (“Hopa”), Unicredito Italiano S.p.A. (“Unicredito”) and Banca Intesa S.p.A. (“Banca Intesa”). As a result of these various shareholders’ agreements among the former Olimpia Shareholders, the following arrangements apply to TI Media.

In particular shareholders’ agreements were entered into between Pirelli and Edizione Holding S.p.A. (“Edizione Holding”) (whose obligations and rights were subsequently assigned to Edizione Finance International S.A.) dated August 7, 2001 (as amended on September 14, 2001 and on February 13, 2002) (hereinafter the “Agreements”), and an agreement among Pirelli, IntesaBci and UniCredito Italiano dated September 14, 2001 and subsequently amended on September 26, 2001, October 24, 2001 and December 16, 2003 (collectively, the “Agreements with the Banks”) Edizione Finance, a company 100% owned by Edizione Holding, which was subrogated to Edizione Holding’s rights and obligations, may designate one-fifth of the members of the Board of Directors available for nomination (not including the members of the Board appointed by minority shareholders and government agencies) and the Deputy Chairman, who will be the legal representative of the Company. As per June 8, 2005, 7.88% of Olimpia shares were transferred from Edizione Finance to Edizione Holding who assumed the related rights and obligation under the Agreement. One member of the Board is appointed at the request and designation of IntesaBci and one member of the Board is appointed at the request and designation of Unicredito. The same designation rights apply in case TI Media establishes an Executive Committee.

Hopa is a former bondholder of Olimpia. On December 19, 2002, Hopa and two of its affiliates accepted an offer by Olimpia to retire its bonds in exchange for a 16% interest in Olimpia. In connection with the acceptance of the retirement of the bonds by Hopa, Hopa entered into an agreement with the other Olimpia shareholders on February 21, 2003 as amended on January 23, 2004 and January 28, 2005 which sets forth certain rights and obligations of the shareholders of Olimpia that effect among other interests the governance and further increase of their interest in TI Media (the “Hopa Agreement”). Under the Hopa Agreement, Hopa has the right to appoint one Olimpia director and the other Olimpia shareholders will seek to elect one director of TI Media nominated by Hopa (with a corresponding reduction in the number of Pirelli nominees). In this regard, on February 14, 2006, Pirelli, Banca Intesa, Unicredito Italiano, Edizione Holding, Edizione Finance, and Olimpia published a specific notice of rescission of the above mentioned agreement sent to Hopa, effective as of May 8, 2006.

The Shareholder’s Meeting of April 4, 2005 nominated the new Board of Directors, setting their number at 13. The term of the current Board of Directors will expire at the annual general meeting held to approve the financial statements of TI Media for the financial year ending December 31, 2007. The members of the Board of Directors of TI Media are currently as follows:

Name	Position	Joined TI Media
Riccardo Perissich	Executive Chairman	2002
Enrico Parazzini	Managing Director	2001
Carlo Bertazzo	Director	2002
Adriano De Maio	Director	2003
Candido Fois	Director	2001
Giulia Ligresti	Director	2001
Gianfranco Negri Clementi	Director	2001
Alessandro Ovi	Director	2001
Pier Francesco Saviotti	Director	2006
Giovanni Sabbatucci	Director	2004
Mario Zanone Poma	Director	2001
Paolo Roverato	Director	2005
Sergio Ristuccia	Director	2005

The management of TI Media is currently as follows:

Name	Position	Joined TI Media
Riccardo Perissich	Executive Chairman	2002
Enrico Parazzini	Managing Director	2001
Antonio Campo Dall’Orto	General Manager Television	2005
Paolo Serra	Chief Financial Officer	2003
Paolo Ferrari	Vice President, Business News	2003
Marco Ghigliani	Vice President, Human Resources	2003
Paolo Ballerani	General Manager of TI Media Broadcasting	2006
Vincenzo Covelli	General Counsel	2002

Members of the Board of Directors

Riccardo Perissich, born in Milan in 1942. Mr. Perissich was appointed Chairman of TI Media (then SEAT Pagine Gialle) in September 2002. Mr. Perissich began his career with Italconsult S.p.A. in 1962. In 1964, he left to become head of research on the European Communities at the Institute for International in Rome, where he would eventually be promoted to Deputy Director. In 1970 he joined the Commission of the European Communities. He was Head of Cabinet until 1986. In that year, Riccardo Perissich was appointed Deputy Director General at the Directorate-General for Internal Market and Industrial Affairs. In that capacity, he coordinated on behalf of the European Commission the program to complete the single market. Between 1990 and 1994 he was Director General of the Directorate-General for Industry, a position he left to join Pirelli. Between 1994 and 2001, Mr. Perissich was Director of Public Affairs and a member of the Board of Directors of Pirelli S.p.A.. From 2001 he has coordinated Public Affairs for the Pirelli Group. On October 1, 2001 he became the Head of Public and Economic Affairs of the Telecom Italia Group. On September 4, 2002 he was appointed Chairman of Seat Pagine Gialle (now Telecom Italia Media). Riccardo Perissich is a member of the Executive Board of Confindustria, Director responsible for Research of Assolombarda, Deputy Chairman of the Industrialist Union of Rome and Assonime, member of the Board of Directors of Enciclopedia Treccani, member of the Board of Directors and member of the Executive Committee of ISPI, member of the International Institute for Strategic Studies (London), the Institute for International Affairs (Rome) and the Aspen Institute Italia (Rome).

Enrico Parazzini, born in Milan, Italy, in 1944. Since August 1, 2003 he has been Managing Director of Telecom Italia Media, maintaining also his position as Chief Financial Officer of the Telecom Italia Group. Since October 1, 2001 he has been CFO of the Telecom Italia Group. After graduating in Economy and Commerce at Milan’s “Luigi Bocconi” University, he commenced his professional career in 1968 as Junior Auditor at Arthur Andersen and in 1969 changed to General Electric, where he worked in the Finance Department. In 1970 he passed to Honeywell Information Systems Italia, a company where in the course of the next twenty years he held positions of growing responsibility: Financial Planning Director from 1975 to 1980; Director of Administration and Control from 1981 to 1986 and Chief Financial Officer from 1987 to 1990. A year later, following the disposal of Honeywell’s activities to Bull, Mr. Parazzini was appointed General Manager of Administration, Control, Information Technology Systems and Logistics. In May 1992 he joined Pirelli as Director of Planning and Control (Group Controller), and participated to the turnaround of the Group and, more particularly, to the reorganization of the planning and control system. Between 1996 and 1999 he was in charge of Planning and Control, Administration, Group Purchases and Risk Management. In 2000 he was appointed Chief Financial Officer of Pirelli’s Cable and Systems Sector. From 1994 to 2000 he was visiting lecturer at the “Luigi Bocconi” University for the course on Planning and Control in Multinational Groups; since 2002 he has been acting as Professor for the Master in Corporate Finance at the “Luigi Bocconi” University’s Management School ( Scuola di Direzione Aziendale—SDA).

Carlo Bertazzo, born in Monselice in 1965. Mr. Bertazzo was appointed as Director in 2002. Mr. Bertazzo started his professional career in 1990 with Banca Commerciale Italiana. In 1991, he joined IFI – Instituto Finanziaria Industriale S.p.A., where he filled several positions in such areas as Control, Financial Planning and Portfolio Company management. He became Chief Financial officer of Edizione Holding S.p.A in 1995. He is also a director of Autostrade per l’Italia S.p.A. and TI Media.

Adriano De Maio, born in Biella in 1941 and became Director in 2003. In 1964, Adriano De Maio began a teaching and research career at Politecnico di Milano. Until 1994 he was a member of the Board of Directors of the Faculty of Politecnico di Milano and head of the Technological Innovation and Project Management Area. He was the Rector of Politecnico between 1994 and 2002. In June 2003, De Maio was appointed Commissioner of the National Research Center by the Ministry of Education, University and Research, to manage the reorganization of that agency. Currently, he is Professor of Economics and Corporate Innovation Management at the School of Economics of “LUISS Guido Carli” University and Science and Technology Advisor to the Governor of Lombardia Region. Adriano De Maio is the Chairman of IRER - Istituto di Ricerca della Lombardia – as well as Honorary Chairman of TIME, an association made up of 40 technical universities of excellence, which he chaired between 2000 and 2002. Since 2002, he has been Chairman of the Excellence Centers Evaluation Group set up by the Ministry of Education, as well as Coordinator of the Advisory Commission of the Minister of Education, University and Research on university reform. Since 2003, he has been Chairman of Dike Aedifica S.p.A., a subsidiary of Patrimonio dello Stato S.p.A. intended to build correctional and judicial facilities for the Ministry of Justice. Adriano De Maio qualifies as an independent director, as he fulfills the relevant requirements of TI Media’s code of conduct.

Candido Fois, born in Nulvi near Sassari, in 1941. Mr. Fois was appointed as Director in May 2001. Mr. Fois is a practicing lawyer. Since 1993 he is a Professor of commercial law at the University of Padua. He was a member of the Board of Directors and Deputy Chairman of both Banca Cattolica del Veneto and Mediocredito delle Tre Venezie; member of the Board of Directors of Banco Ambrosiano Veneto; member of the Board of Directors and member of the Executive committee of Mediocredito Lombardo S.p.A.; member of the Board of Directors of Unicredito S.p.A.. Currently, he is Deputy Chairman of Unicredit Private Banking S.p.A. and also a member of the Board of Directors of Telecom Italia Media. He qualifies as an independent director, as he fulfills the relevant requirements of TI Media’s code of conduct.

Giulia Ligresti, born in 1968. Ms. Ligresti was appointed as Director in 2001. She is the President and Chief Executive Officer of Premafin Finanziaria Holding di Partecipazioni and President of Fonsai MB&A S.p.A. and Gilli S.r.L as well as Vice President of Fondiaria SAI S.p.A.. Ms. Ligresti is also Chief Executive Officer of Sailux S.A., SAI Holding Italia S.p.A. and SAIFIN S.p.A. and a member of the Board of Directors and a member of the Executive Committee of Milano Assicurazioni S.p.A.. She is a member of the Board of Directors of Finadin S.p.A., Iena Presbourg SA, Pirelli e C.S.p.A. and Sainternational SA.. Ms. Ligresti is a Director and a member of the Executive Committee of Milano Assicurazioni S.p.A. and TI Media. Ms. Ligresti qualifies as an independent director, as she fulfills the relevant requirements of Telecom Italia Media’s code of conduct.

Gianfranco Negri Clementi, born in 1931 in Rome. Mr. Negri Clementi was appointed as Director in May 2001. After graduation from law school, Gianfranco Negri Clementi cooperated with the International Law Institute of the University of Milan. In the meantime, he started practicing law by establishing his own law firm, which would gradually specialize in business law, corporate law, banking, insurance and securities law, acting as a counsel in these areas and representing clients in court and in arbitration proceedings. As the number and importance of the clientele increased, so did the size of the law firm which, in the 1980s became a Partnership, with four offices (Milan, Rome, Verona and Vicenza) and over one hundred professionals. The firm (which currently operates as a part of an international network of independent law firms) is particularly active in M&A and provides legal advisory services on financial markets, assisting brokerage houses, mutual funds, asset management companies, open-end mutual funds, fiduciary companies as well as companies seeking stock exchange listing. Mr. Negri Clementi is a member of the Board of Directors of Unicredito Italiano S.p.A., Unicredit Audit S.p.A., Rasbank S.p.A. e Perfetti S.p.A. as well as TI Media and is Chairman of the Board of Directors of the Investitori SGR S.p.A. (Gruppo Allianz RAS). Furthermore, he chairs, or participates in the activities of Associations and charitable Foundations. Gianfranco Negri Clementi qualifies as an independent director, as he fulfills the relevant requirements of TI Media’s code of conduct.

Alessandro Ovi, born in 1944 in Carpineti, near Reggio Emilia. Mr. Ovi was appointed as Director in December 2001. He is a member of the Boards of the Euro Pacific Fund, New World Fund and New Perspective Fund, all three part of The Capital Fund, Assicurazioni Generali S.p.A., Finsiel S.p.A., Guala Closures S.p.A., Enìa S.p.A.. Mr. Ovi is a Director as well as a member of the Audit Committee of STMicroelectronics. He is the publisher and editor of the journal “Technology Review Italy” (The MIT Journal of Innovation) and was a Special

Advisor to the President of the European Commission on industrial matters. Mr. Ovi is also a member of the Life Trustee and Investment Committee of Carnegie Mellon University (Pittsburgh) and of the Corporation Development Committee of MIT. Mr. Ovi was appointed senior Vice President between 1993 and 1994 for International and Institutional Affairs of IRI S.p.A. and Chief Executive Officer of Tecnitel (Telecom Italia Group) between 1994 and 2000. Mr. Ovi is a member of the IAI (International Affairs Institute), the Aspen Institute, the United States — Italy Council, and the Italy-Japan Business Group. Mr. Ovi is also a member of the Life Trustee and Investment Committee of Carnegie Mellon University (Pittsburgh) and of the Corporation Development Committee of MIT.

Pier Francesco Saviotti, born in Alessandria in 1942, was appointed as Director of TI Media in 2006. Mr. Saviotti has a degree in Economics and started his career in Pavia’s branch of Banca Commerciale Italiana in 1962, where he received his training in general, administrative and branch management functions. In 1973 he was transferred to headquarters and from April 1974 to August 1976, after a promotion to officer, he worked in the Managing Director’s office and eventually in the foreign department. Between 1976 and March 1979 Mr. Saviotti managed the account relationships at Bergamo’s branch; between April 1979 and August 1980 he was promoted to manager of Treviglio’s branch; between 1980 and November 1983 he worked as co-manager of Prato’s branch; from December 1983 to August 1988 he worked as manager of Ravenna’s branch, from 1986 to August 1988 as senior co-manager of Milan’s branch and from September 1988 to November 1989 as senior manager of Milan’s branch. From December 1988 to November 1989 Mr. Saviotti was Director of the Italian branch network at headquarters. From December 1989 to August 1991 he was Central Co-director of the Italian credit department and between September 1991 and December 1996 Central Director. In April 1997 he was promoted to General Manager and between March 1998 and June 1999 served as Managing Director. Between July 2002 and December 2005 he was General Manager of Banca Intesa S.p.A. – Milan, responsible for the credit area. Currently he is, among others, a member of the Board of Directors of Stefanel S.p.A., TOD’s S.p.A., Linificio e Canapificio Nazionale S.p.A., Internazionale F.C. Milano, Value Partners S.p.A..

Giovanni Sabbatucci, born in Sellano, near Perugia, in 1944, and was appointed as Director in 2004. Between 1975 and 1997, Giovanni Sabbatucci taught contemporary history at the University of Macerata, first as an adjunct Professor and received tenure in 1980. He is a Professor of contemporary history at the School of Literature and Philosophy of La Sapienza University in Rome, where he is the head of the Department of Modern and Contemporary History. Sabbatucci has authored numerous publications mainly on united Italy’s political history. He was a contributor for “L’Espresso”, “Corriere della Sera” and “Liberal”. He has been a columnist of “Il Messaggero” since 1994. He is a consultant and co-author of TV history programs for RAI (RAI 3 and RAI Educational). He is an advisor to Lux Film and Rizzoli Audiovisivi, also on television fictions.

Mario Zanone Poma, born in 1939 in Zumaglia, near Biella. Mr. Poma was appointed as Director in May 2001. Currently, Mr. Poma is Chairman of Intesa Mediocredito S.p.A., Commissioner of the Cariplo Foundation, Chairman of the Italy-China Chamber of Commerce, Chairman of Governance Consulting, Chairman of the Monza e Brianza Foundation, as well as member of the Board of Directors of Telecom Italia Media. Mr. Poma started his career with Olivetti in 1960, working in its sales department until 1964. Between 1964 and 1973, he was the marketing manager of Rank Xerox. Eventually, he joined Hoechst, where he helped to set up Kalle Infortec in Italy, becoming its General Manager. In 1989-1990, he worked with Fininvest, where he designed and implemented the initial stages of a pay-TV project. He held the office of chief executive and deputy chairman of Telepiu (the first Italian pay-TV) between 1990 and 1997. Mario Zanone Poma qualifies as an independent director, as he fulfills the relevant requirements of TI Media’s code of conduct.

Paolo Roverato, born in Padua in 1963 and became Director in 2005. Mr. Roverato graduated in Economics from Ca’ Foscari University in Venice in 1989. Paolo Roverato is a public accountant and auditor. In 1989 he began his career with Arthur Andersen S.p.A., where he became a manager, a position he held until he left in 2002. He has been an executive of Edizione Holding S.p.A. since 2002. Mr. Roverato is, among others, Chief Executive Officer of Aeroporti Holding S.p.A., member of the Boards of Directors of Aeroporto di Firenze S.p.A. Edizione property S.p.A. (a company managing the property and hotel portfolio of the Edizione Group), Sagat S.p.A., Schemaventotto S.p.A. (parent company of Autostrade S.p.A.).

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

Management

Antonio Campo Dall’Orto, born in Conegliano in 1964, was appointed General Manager, Television, of TI Media in 2005. Mr. Campo Dall’Orto received a degree in Economics from Cà Foscari University in Venice in 1988 and a Master in Marketing and Corporate Communication from Publitalia, Milan in 1992. He started his career in 1989 where he was working for IMS Europe as Head of Industry Analysis until 1991. In 1992 he joined Plasmon, working in product marketing, where he was responsible for competitive analysis and actions from repositioning Plasmon brands in the market for dietetic and therapeutic foods. In the same year he started working for Mediaset in Milan as Deputy Director of Canale 5 where he held this position until 1996. From 1992 to 1996 Mr. Campo Dall’Orto was appointed Professor at the Communication’s Academy in Milan where he taught Competitive Analysis and Marketing. From 1997 to 1999, he worked as General Manager of MTV Italia and in 1999 was promoted to Managing Director for MTV Southern Europe (Italy, France, Spain, Portugal, Greece) for MTV Europe. In 2001 Mr. Dall’Orto joined TI Media as Managing Director of MTV Italia and MTV Pubblicità and as program and contents manager of TV channel La7. Since 2005 he is the General Manager, Television, of TI Media and is responsible for the television business, based on both analogical and digital terrestrial technology, overseeing selection and purchase of contents, management and optimization of production processes as well as commercial development.

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

Paolo Ferrari, born in Turin in 1970. Mr. Ferrari graduated in Business Management, major in Marketing, from Luigi Bocconi University, Milan. Master of Business Administration, major in Management and Finance, New York University, Leonard N. Stern School of Business. In December 2003, he became Vice President of TI Media’s “Office Products and other Activities” Business Unit. He was appointed as Chairman of the Board of Directors of Gruppo Buffetti S.p.A., with full executive responsibilities over the company. He was also Chairman of Databank S.p.A. and Televoice S.p.A.. In 2002, Mr. Ferrari was an executive of the “Italian Directories” division of SEAT

Pagine Gialle (now Telecom Italia Media S.p.A.) as well as Operations Director of Thomson Ltd., a company of the SEAT group engaged in the directory market in Great Britain. Between 2000 and 2002, he was Head of Sales and Business Development at Kataweb S.p.A., the Internet company of publishing group Gruppo Editoriale L’Espresso. Between 1999 and 2000, Paolo Ferrari was an Associate – Mergers & Acquisitions Europe –at Credit Suisse First Boston. In 1998, he oversaw the restructuring of the apparel division of the Marzotto Group in his capacity as a consultant of Bain & Company.

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

Paolo Ballerani, born in Perugia in 1961, was appointed as Managing Director of Telecom Italia Media Broadcasting S.r.l. in 2004. Mr. Ballerani started his career with Istituto Bancario Italiano S.p.A in 1987. Between 1987 and 1989 he worked as Operations Control at Buitoni S.p.A. (CIR Group); from 1989 to 1994 he worked as Operation Control and Head of Internal Auditing for Nestle Italiana S.p.A. (Nestle Group); from 1994 to 1996 he worked as Chief Financial Officer at Perrier Vittel S.A. (Nestle Group); from 1996 to 1998 he worked as Head of Administration, Finance and Control at Acqua Vera S.p.A. (Nestle Group); from 1998 to 2000 he worked as Head of Administration and Control at Sanpellegrino S.p.A. (Nestle Group). In 2000 he worked as Head of Administration and Control at Enel Produzione S.p.A. and in 2002 started working for La7 Televisioni S.p.A. (Telecom Italia Media Group) as General Manager.

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

Board of Statutory Auditors

Under Italian law, in addition to electing the Board of Directors, TI Media’s shareholders elect a Board of Statutory Auditors (Collegio Sindacale) at an ordinary shareholders’ meeting. The statutory auditors are elected for a term of three years, may be re-elected for successive terms and may be removed only for cause and with the approval of a competent court. Each member of the Board of Statutory Auditors must provide certain evidence that he is in good standing and meets certain professional standards. (See Item 6. Board Practices—Corporate Governance—Board of Auditors)

The Board of Statutory Auditors is currently comprised of three statutory members (sindaci effettivi) and two alternates (sindaci supplenti) as follows:

Name	Position
Giovanni Fiori	Chairman
Tiziano Onesti	Auditor
Salvatore Spiniello	Auditor
Antonio Mastrapasqua	Alternate
Stefano Morri	Alternate

In 2005, the Board convened for ten meetings. These were supplemented by other meetings held, in particular with Company management and with representatives of the Independent Auditors, as well as meetings with the Internal Control Committee.

The term of the current Board of Statutory Auditors will expire at the annual general meeting held to approve the financial statements of TI Media for the financial year ending December 2006.

Compensation

The following table shows the compensation, benefits and fees paid by TI Media to members of the Board of Directors and members of the Board of Statutory Auditors in 2005.

Person	Description of office		Fees		Fringe benefits	Bonuses and other incentives	Other remuneration
Name	Office held	Duration of office
PERISSICH Riccardo	Executive	01/01/05-12/31/05	60,000	(1)	=	=	=
	Chairman
ANGELO PARRELLO Giuseppe(5)	Deputy	01/01/05-04/03/05	15,287.67
	Chairman
PARAZZINI Enrico	Managing	01/01/05-12/31/05	60,000	(1)	=	=	227.61(4)
	Director		150,000	(2)
BERTAZZO Carlo	Director	01/01/05-12/31/05	60,000	(3)
BRAIDOTTI Stefano(5)	Supervisory Body	01/01/05-04/03/05	2,547.95
DE MAIO Adriano	Director	01/01/05-12/31/05	60,000	(1)
	Compensation Committee	01/01/05-12/31/05	26,000
FOIS Candido	Director	01/01/05-12/31/05	60,000
	Compensation Committee	01/01/05-12/31/05	26,000
LIGRESTI Giulia	Director	01/01/05-12/31/05	60,000		=	=	=
MAGNABOSCO Enrico	Supervisory Body	04/04/05-12/31/05	7,452.05
MARNIGA Romano(7)	Director	01/01/05-12/31/05	60,000		=	=	=
MION Gianni(5)	Director	01/01/05-04/03/05	15,287.67	(3)	=	=	=
NEGRI CLEMENTI Gianfranco	Director	01/01/05-12/31/05	60,000		=	=	=
	Internal Control Committee	01/01/05-12/31/05	33,000
OVI Alessandro	Director	01/01/05-12/31/05	60,000		=	=	=
	Internal Control Committee	01/01/05-12/31/05	33,000
PASTERIS Carlo	Representative of Savings Shareholders	01/01/05-12/31/05	12,500
RISTUCCIA Sergio	Director	04/04/05-12/31/05	44,712.33
ROVERATO Paolo	Director	04/04/05-12/31/05	44,712.33	(3)
SABBATUCCI Giovanni	Director	01/01/05-12/31/05	60,000		=	=	=
ZANONE POMA Mario	Director	01/01/05-12/31/05	60,000		=	=	=
	Internal Control Committee	01/01/05-12/31/05	33,000
	Compensation Committee	01/01/05-12/31/05	26,000
	Supervisory Board	01/01/05-12/31/05	10,000
CAMPO DALL’ORTO Antonio	General Manager Television	10/19/05-12/31/05			1,682.80		118,829.59
GRASSI Fabrizio(8)	General Manager	10/19/05-12/31/05			1,196.99		117,009.78
FIORI Giovanni	Chairman of the Board of Statutory Auditors(6)	01/01/05-12/31/05	43,000		=	=	56,603.43(6)
	Supervisory Board	01/01/05-12/31/05	10,000
ONESTI Tiziano	Statutory Auditor	01/01/05-12/31/05	32,000		=	=	=
SPINIELLO Salvatore	Statutory Auditor	01/01/05-12/31/05	32,000		=	=	=

(1)	The amount was not collected but entirely paid to Telecom Italia.

(2)	Emoluments received pursuant to Art. 2389 Paragraph 3 of the Italian Civil Code.
(3)	The amount was entirely paid to Edizioni Holding.
(4)	The amount was entirely paid to Telecom Italia and refers to remuneration paid by subsidiaries.
(5)	Ended due to mandate expiry.
(6)	The amount refers to emoluments paid by subsidiaries.
(7)	Resigned January 23, 2006
(8)	Resigned December 31, 2005

Stock Option Plan 2000-2002 and Stock Option Plan Key People

On November 20, 2000 TI Media’s extraordinary shareholder’s meeting approved a share capital increase for a maximum of 127,000,000 ordinary shares reserved for employees and directly or indirectly-controlled subsidiaries. The “2000-2002 Plan” provided for the allocation of options in three annual installments following attainment of Corporate and personal objectives according to the guidelines as defined in the plan. The options vest annually, beginning in May 2001, the 2000-2002 plans terminate respectively in April 2004, 2005 and 2006. The exercise price of stock options granted under this Plan approximated the fair market value on the grant date. As a result of the spin-off of certain SEAT businesses during 2003, most options were forfeited. At December 31, 2004, 940,313 options were outstanding. At December 31, 2005 no options were left outstanding under the 2000-2002 Plan.

TI Media Top Plan and Key People Stock Option Plans - The Board of Directors of TI Media on May 17, 2002, approved the implementation of two new stock option plans, offered to directors and employees who hold “key” positions in the group due to their particular responsibility and/or skills. The Top Plan and the Key People Plan provide for the allocation of options in three annual installments. The exercise price of stock options granted under the new plans approximated the fair market value on the grant date. Both plans expire on May 31, 2008. The Key People Plan led to the allocation of 46,400,000 options, of which 2,500,000 reserved for “B” Beneficiaries and 43,900,000 reserved for “C” Beneficiaries. The Top Plan led to the allocation of 1,500,000 options. No compensation expense was recognized for options granted under the Key People Plan or Top Plan, as the stock price was below the exercise price at the date of grant and the awards were deemed to be fixed under APB 25. At December 31, 2004, 14,900,000 options were outstanding under the Key People Plan and none under the Top Plan. Total options outstanding under the Key Plan at the end of 2005 were 2,250,000.

The following table summarizes the TI Media “2000-2002”, Top and Key People stock option plans activity:

	Number of Options	Weighted Average Price per Option
		(euro)
Outstanding at December 31, 2002	103,334,943	0.93
Exercised	(10,725,132)	0.03
Forfeited	(20,794,835)	0.86
Cancelled	(51,695,677)	1.15

Outstanding at December 31, 2003	20,119,299	0.91
Expired and Forfeited	(4,278,986)	1.00

Outstanding at December 31, 2004	15,840,313	0.87
Assigned	39,725,000	0.38

	Number of Options	Weighted Average Price per Option
		(euro)
Exercised	(11,005,170)	0.38
Expired and not exercised	(234,073)	1.22
Cancelled	(16,821,240)	0.77

Outstanding at December 31, 2005	27,504,830	0.42

The following table summarizes certain information for the stock options granted under the stock options plans, which are outstanding at December 31, 2005:

	Options Outstanding				Options Exercisable
	Options	Weighted Average Remaining Life	Weighted Average Grant		Options	Weighted Average Grant
Range of Grant Prices		(years)	Price			Price
(euro)			(euro	)		(euro	)
0.38	25,254,830	3.00	0.38		4,044,830	0.38
1.85	2,250,000	2.42	0.85		2,250,000	0.85

	27,504,830				6,394,830

Stock Option Plan 2005

On February 23, 2005, the Board of Directors approved a new stock option plan (“2005 Stock Option Plan”), which will replace the 2000 – 2002 Plan and the 2002 Key People Plan due to its obsolescence after the Spin-off of Seat PG. Pursuant to the 2005 Stock Option Plan, 1,750,000 options will be issued to the top management and 1,050,000 will be issued to the executives and 350,000 to middle managers who are significant to TI Media. The allocation of new options will require unconditional surrender of the options allocated under the 2000-2002 Plan and the 2002 Key People Plan.

Each option with an option expiration date on December 31, 2008 entitles the holder to purchase one share of TI Media at a strike price €0.3826. The 2005 Stock Option Plan resulted in the allotment of 39,725,000 options that are divided into three lots: 40% of the options that are exercisable since July 2005; 30% are exercisable since January 2006 and 30% will be exercisable in January 2007. The total cost of the 2005 Stock Option Plan is projected to amount to about €5 million.

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

Board of Directors

Severance Provisions

None of the Board of Directors service contracts with the company contains any benefits upon severance of employment.

Meetings

The Board of Directors shall meet periodically, at least once every quarter, in line with the provisions of the Self-Regulatory Code, and whenever the Chairman deems it necessary in the interest of the Company; it may also meet at the request of the Directors and the Auditors, pursuant to statutory law and the Bylaws.

Documents pertaining to the items placed on the agenda of Board meetings must be sent in a timely manner to all Board members so as to allow the same to be fully informed about the said items when participating in the Board meeting.

In 2005, fifteen meetings of the Board of Directors were held, with the participation of about 80% of the Board members, as a rule, and a significant presence of Independent Directors (85%).

In November 2005, the Company informed the market of its calendar of corporate events for the year 2006, indicating the dates of Board meetings to approve the economic and financial information and to examine the preliminary results as of December 31, 2005 and as of June 20, 2006, and of the general Shareholders’ Meeting.

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

Before the Directors’ appointment, those who proposed the lists provided the profiles of each candidate to the shareholders, for the shareholders to know their personal and professional characteristics and exercise their right of vote knowledgeably. This principle is stipulated by the Bylaws of Telecom Italia. The candidates’ curricula vitae, presented at the time the lists were deposited and providing information on their personal and professional characteristics, are available on the Company’s website www.telecomitaliamedia.it, in the Investor Relations section.

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

Independent Directors

Pursuant to article 5 of the Self-Regulatory Code, independent directors shall be deemed to be those who:

•	do not directly, indirectly nor on behalf of third parties maintain, nor have recently maintained, financial relationships of sufficient importance to affect their independence of judgment, with the Company, with their subsidiaries, with the Executive Directors and with the shareholder or group of shareholders who control the Company;

•	are not holders, either directly or indirectly or on behalf of third parties, of shareholdings of an amount such as to allow them to exercise control or significant influence over the Company, nor take part in shareholders’ agreements for the control of the Company itself, nor contain any clauses that refer to the composition or resolutions of the Board of Directors;

•	are not parties to shareholders’ agreements for the control the Company, or in any event, shareholders’ agreements featuring clauses focusing on the composition and resolutions of the Board of Directors. This requirement is interpreted in an extensive manner, i.e. focusing on the “substantial” independence that characterizes an independent director. In this sense, “participation in shareholders’ agreements” excludes the requirement of independence not only when it is an individual, such as a company director who signs the agreement directly, but also when the individual maintains significant relationships with the parties (individuals or legal entities) to the shareholders’ agreements, in the case where such relationships may be deemed as the expression (of some) of the parties to the agreements;

•	are not close family members of Executive Directors of the Company or of parties who are in the situations indicated above.

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

The Board of Directors is made up of two executive directors and eleven non-executive directors, eight of whom are independent, as previously mentioned.

The overall system of powers given to the Company’s executive directors (Chairman, Deputy Chairman and Managing Director), in accordance with the resolutions passed by the Board of Directors on April 4, 2005 is as follows:

•	Chairman Riccardo Perissich has been granted all the powers necessary for concluding all the acts pertaining to Company business in its various applications, with the sole exception of investments, purchases, sales and decisions about controlling or associated equity investments, companies or company business units of a value above €100 million for each transaction. Furthermore, the Chairman’s signature must be coupled to that of the Managing Director for issuing guarantees against bonds of TI Media or its subsidiaries for a unit amount above €100 million, as well as third-party bonds for a unit amount above €40 million. Likewise, the Chairman has also been granted emergency powers in all matters of competence of the Board of Directors, the power to handle disclosure of confidential information and the power to ensure the effectiveness and adequacy of the internal control system, including the power to appoint one or more members.

•	Managing Director, Enrico Parazzini, has been granted all the powers necessary for executing all the acts pertaining to Company business in its various applications, with the sole exception of investments, purchases, sales and decisions about controlling or associated equity investments, companies or company business units of a value above €100 million for each transaction. Furthermore, the Managing Director’s signature must be coupled to that of the Chairman for issuing guarantees against bonds of Telecom Italia Media or its subsidiaries for a unit amount above €100 million, as well as third-party bonds for a unit amount above €40 million.

For the purposes of respecting the value limits of operations delegated to executive directors, the set of transactions which, though individually of a lower value than the indicated value thresholds, are connected within the same strategic or executive structure and thus, in their entirety exceed these thresholds of importance, are considered as a single transaction.

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

On January 11, 2006, the Board of Directors redefined the delegation of top-level management powers, in light of and compliance with the new corporate regulations pursuant to Italian Legislative Decree No. 6/2003. The former limits have been requalified as internal limits on the relationship between the company board delegating powers and the parties receiving them. In this context, the Chairman and the Managing Director have been identically recognized as the Company’s legal representatives, each authorized to execute acts related to corporate operations in their various elements.

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

Internal Committees

The Board may set up committees from among its members charged with giving advice and making proposals and shall establish their powers and duties. Currently, the Board has established two committees: the Internal Control and Corporate Governance Committee and the Compensation Committee.

Directors’ Remuneration (Compensation Committee)

It is up to the Board of Directors to determine the remuneration of the Directors with powers, after examining the proposals of the Board’s Compensation Committee and consulting the Board of Auditors. The Board is also responsible for allocating the total compensation to be paid to the individual members of the Board and its Committees if the Shareholders’ Meeting has not already done so.

The Compensation Committee set up within the Board of Directors is charged with fact-finding and advisory functions and is composed of independent non-executive directors Adriano De Maio (Chairman), Candido Fois and Mario Zanone Poma.

In 2005, the Compensation Committee assembled only once in a meeting attended by all its members.

In accordance with the provisions of the Company’s Self-regulatory Code, the Committee makes recommendations to the Board in respect of the remuneration of Managing Directors and Board members entrusted with specific tasks, generally ensuring that a part of the overall remuneration of the same are linked to Company’s or Group’s economic results as well as, if need be, to the attainment of specific pre-set targets. Based on the indications of the Director delegated for this purpose, the Committee also draws up proposals to determine the criteria for remunerating the Company’s top management and establishes any stock option plans or the allotment of shares.

The remuneration of all the Board members are published in a specific table in the Notes on the Financial Statements for the year ended December 31, 2005.

Internal Control and Corporate Governance Committee

The Board includes an Internal Control and Corporate Governance Committee, made up solely of independent directors, and more specifically Mario Zanone Poma (Committee Chairman), Alessandro Ovi and Gianfranco Negri Clementi, appointed in the Board meeting of April 4, 2005 and invested with an advisory and propositional role.

The current composition complies with the Preda Code (from which TI Media is Self-regulatory Code is derived) which stipulates that for exchange-listed companies held by another exchange-listed company, the Committee must be composed exclusively of independent directors. The Preda Code is a voluntary corporate governance code drawn up by the Italian Committee for the Corporate Governance Committee of Listed Companies.

Meetings are attended by the entire Board of Auditors, the Internal Control Manager as well as a representative from the External Auditing Firm. The Internal Control Committee met six times in 2005. All the committee members were present at all the aforesaid meetings.

Apart from assisting the Board of Directors in drawing up guidelines for the internal control system and evaluating it with reference to corporate risk management, the Committee:

(i) assesses the adequacy of the internal control system;

(ii) assesses the operating plan prepared by the persons responsible for internal control and receive their periodic reports;

(iii) assesses, together with the Administrative Officers of the Company and the Independent Auditors, the correct use of the accounting principles and the uniformity of the same in preparing the consolidated financial statements;

(iv) assesses the proposals put forward by the independent auditors to obtain the audit assignment, the operating plan for carrying out the audit and the results thereof as laid down in the independent auditors’ letter of recommendations;

(v) reports to the Board of Directors, at least on a half-year basis in respect of its operations and the adequacy of the internal control system;

(vi) perform the other duties entrusted to it by the Board of Directors, particularly as regards relations with the Independent Auditors;

(vii) monitors observance and periodical updating of the rules of Corporate Governance.

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

TI Media has opted to entrust internal auditing tasks to a consortium specifically set up for such purpose (Telecom Italia Audit and Compliance Services S.c.a.r.l.) in which Telecom Italia and TI Media hold participating interests. The organizational solution allows the party placed in charge of internal control to operate absolutely independently of the Company’s organizational structures, of which it is totally autonomous, reporting to the director entrusted with such task, the Internal Control and Corporate Governance Committee and the Board of Statutory Auditors.

The task of overseeing the functioning, observance and updating of the models has been entrusted – in compliance with the regulatory provisions – to the Oversight Body, a panel made up of the independent board member Mario Zanone Poma (Chairman of the Internal Control Committee), the head of internal control Enrico Magnabosco (Board member of TI Audit and Compliance Services S.c.a.r.l) and the Chairman of the Board of Statutory Auditors Giovanni Fiori, who was appointed Chairman of the Supervisory Body.

This composition ensures that this body will include all the different professional skills that contribute to controlling corporate management, also fully affirming the autonomy required by law.

The Body is seconded by a specific structure set up within Telecom Italia Audit, known as “Support Group 231”, that supports the Body in the performance of its tasks and more specifically, periodically reports to the Supervisory Body on the results of the procedures carried out to monitor compliance with the organizational model adopted by the Company.

The Supervisory Body shall remain in office until the expiry of the term of the Board of Directors (up to the approval of the financial statements at December 31, 2007). The Board of Directors has given the Supervisory Body the broadest powers required to ensure prompt and efficient supervision over the operation and observation of the organizational and management model adopted by the Company, based on the provisions of Art. 6 of Legislative Decree 231/01.

The Supervisory Body met four times in 2005 and reports to the Board of Directors, the Committee for Internal Control and Corporate Governance as well as the Board of Auditors.

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

In December 2002, the Board of Directors adopted a Code of Conduct on insider dealing, disciplining mandatory conduct and reports concerning transactions involving group-issued financial instruments executed by persons who, by virtue of the positions they hold, have access to inside information.

Effective from April 1, 2006, according to article 114, prf. 7, of legislative decree n. 58/1998, as amended by law n. 262/2005, and pursuant to ad hoc rules by CONSOB, persons performing administrative, supervisory and management functions in a listed issuer (including directors and auditors) and managers who have regular access to inside information (so called “privileged information”, in accordance with the definition of law n. 262/2005) and the power to make managerial decisions affecting the future development and prospects of the issuer, persons who hold shares amounting to at least 10 per cent of the share capital, and any other persons who control the issuer must inform CONSOB and the public of transactions involving the issuer’s shares (or the shares issued by the issuer’s listed subsidiaries, and unlisted shares issued by subsidiaries of the listed issuer when the book value of the holding in the subsidiary represents more than fifty per cent of the listed issuer’s assets) or other financial instruments linked to them that they have carried out directly or through nominees, for an amount equal to or above €5,000. Such disclosures must be performed within a five-trading day time limit and have also to be made when the transactions are carried out by the spouse, unless legally separated, dependent children, including those of the spouse, cohabitant parents and relatives by blood or affinity of the persons referred to above.

The aforementioned requirement applies to TI Media’s Directors, Auditors and Executive Officers.

As a result, as of April 1, 2006, TI Media’s Code of Conduct for Insider Dealing is to be considered superseded and cancelled. The aforementioned Code of Conduct was a self regulatory set of rules with a contractual value that set out the disclosure requirements and rules applicable to transactions, involving financial instruments issued by the Company and its subsidiaries, carried out by persons who, as a consequence of their position in the Company, used to have access to material information (that is information on matters capable of producing significant changes in the outlook for the profitability, financial position and/or balance sheet of the Company and the TI Media Group and likely, if made public, to have a significant effect on the price of the listed securities in question). To this end the relevant persons included—among others—Directors, executive officers and Statutory Auditors.

The Code required immediate disclosure to the market of transactions whose amount, aggregated with the amounts of other transactions carried out in the three preceding months and not yet declared to the Company, exceeded €80,000, and quarterly disclosure of transactions whose cumulative amount was more than €35,000 and less than €80,000.

In addition, the Code provided for black-out periods during which, in general, persons subject to the disclosure obligations were not allowed to carry out transactions.

In the event of non-compliance, the Code provides for severe penalties; where the offender is a Director or a member of the Board of Auditors, the Board of Directors may propose the revocation of his or her appointment at the next shareholders’ meeting. If the offender (including an executive officer) is an employee, penalties set forth by applicable laws and collective agreements will apply.

Principles Governing Transactions with Related Parties

The Company has adopted rules of conduct laying down the procedures to be followed in undertaking transactions with related parties, including other Group companies. These rules of conduct are directed towards guaranteeing effective correctness and transparency both procedural and substantive, ensuring at the same time full co-responsibility of the Board of Directors in the relative resolutions. Based on these principles, the Board of Directors gives its prior approval of operations with related parties, including intragroup transactions, with the exception of typical or usual transactions or those to be conducted under standard conditions. The Board of Directors receives appropriate information on the nature of the relationship, how the transaction will be executed, the conditions – economic or otherwise – for conducting it, the evaluation procedure adopted, the interest and underlying motivations and any risks for the Company. Moreover, if the relationship is with a Director or with a related party through a Director, the Director involved simply provides clarification and then leaves the Board meeting during deliberations. Depending on the nature, value or other features of the transaction, the Board of Directors is assisted by one or more experts who express an opinion, as the case may be, on the economic conditions and/or lawfulness and/or technical aspects of the transaction, in order to ensure that the transaction is effected at congruous terms.

In light of amendments to legislation recently introduced by the so-called Vietti Reform with Italian Legislative Decree No. 310/2004, the Company updated its Rules of Conduct for Executing Transactions with Related Parties, introducing an explicit reference to a captive concept of normality applicable to transactions within the Company and/or Group.

To allow for a better and more secure application of the Rules of Conduct, the Group is also implementing a procedure for the purpose that is designed to ensure objective treatment of real operating situations, with the help of a databank specifically for related parties of the Group companies that have adopted the Rules of Conduct. Before carrying out a transaction, the parties will have to consult an “expert system” designed to automatically provide indications – based on the information gathered using a check list for the purpose – concerning decision-making powers, internal information flows for reporting, and any need for support opinions for the purposes of evaluating the consistency of the transaction. The transactions are listed in the relevant section of the Directors’ Report on Operations.

The transactions are listed in the relevant section of the Directors’ Report on Operations.

Board of Auditors

Tasks and Role

The Board of Auditors verifies the observance of the law and the bylaws and verifies the observance of the best administration principles, the adequacy and reliability of corporate structures, internal audit procedures and accounting system, and the adequacy of instructions given by the Company to its subsidiaries. The Board of Auditors must receive timely disclosures, at least on a quarterly basis, from the Board of Directors about the company’s business and significant transactions performed by the company and its subsidiaries, including potential conflict of interest issues. Auditors must inform the CONSOB of any irregularity they detect in the course of their duties. Auditors are required to attend Shareholders’ Meetings and the Board of Directors meetings.

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

Audit Committee

As described above, the Board of Auditors plays a key role in the Company’s system of corporate governance. This is confirmed by the number of meetings in 2005, (six meetings, of which some, as mentioned earlier, were held jointly with the Committee for Internal Control and Corporate Governance).

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

According to Section 202 of the Sarbanes-Oxley Act, with specific reference to the pre-approval requirement of all audit and permitted non-audit services to be rendered by the auditing firm (and associated persons) to the Company and its subsidiaries, TI Media is subject to Telecom Italia’s Procedure for the Appointment of Auditors adopted in October 2003. The procedure (which is posted on Telecom Italia’s website) regulates the engagement of auditing firms and persons (consulting firms, law firms, etc.) associated with the auditing firm on a continuous basis and significantly limits the power of the Board of Directors (and the management). Telecom Italia has adopted the principle of appointing a single firm of external auditors for all Group companies; accordingly, the appointment of other auditors must receive prior approval from the Parent Company.

Employees

At December 31, 2005 TI Media had 1,021 employees. In average the number of employees in 2005 was 1024.7 and 980.7 in 2004 (excluding employees of discontinued operations), broken down into the following categories:

	2005	2004
No. of employees	Average
Executives	56.3	58.8
Middle managers	129.0	113.7
Journalists	172.3	149.2
White collars	660.1	652.8
Blue collar	7.0	6.2

Total	1,024.7	980.7

The increase was primarily due to additional television productions and management hires for the new digital channels and the pay-per-view services.

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

Additionally, TI Media has three stock option plans in place. See “Compensation – Stock Option Plan 2000-2002 and Stock Option Plan Key People” and “Compensation – Stock Option Plan 2005”. TI Media believes that it has a good relationship with its employees.

TI Media’s future success will depend, in part, on its ability to continue to attract, retain, manage and motivate highly qualified employees.

Share Ownership

The following table shows the number of TI Media ordinary shares (actual) owned by Directors and Members of the Board of Statutory Auditors of TI Media as of December 31, 2005.

Name	Company	No. of Shares held at the end of 2004	No. of Shares purchased	No. of shares sold	No. of shares held at the end of 2005	No. of shares held as of April 30, 2006
Board of Directors
PERISSICH Riccardo	=	=	=	=	=	=
PARRELLO Giuseppe	=	=	=	=	=	=
PARAZZINI Enrico	=	=	=	=	=	=
BERTAZZO Carlo	=	=	=	=	=	=
DE MAIO Adriano	=	=	=	=	=	=
FOIS Candido	TI Media	2,360	=	=	2,360	2,360
LIGRESTI Giulia	=	=	=	=	=	=
MION Gianni	=	=	=	=	=	=
NEGRI CLEMENTI Gianfranco	=	=	=	=	=	=
OVI Alessandro	TI Media	186	=	=	186	186
SABBATUCCI Giovanni	=	=	=	=	=	=
ZANONE POMA Mario	=	=	=	=	=	=

Name	Company	No. of Shares held at the end of 2004	No. of Shares purchased	No. of shares sold	No. of shares held at the end of 2005	No. of shares held as of April 30, 2006
Board of Statutory Auditors
FIORI Giovanni	=	=	=	=	=	=
ONESTI Tiziano	=	=	=	=	=	=
SPINIELLO Salvatore	=	=	=	=	=	=

As of April 30, 2006, the total ownership of TI Media shares by senior managers of TI Media had not changed compared to December 31, 2005. As of April 30, 2006, TI Media’s directors and senior managers did not own any savings shares. As of the same date, the members of TI Media’s Board of Statutory Auditors did not own any TI Media Shares.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

Ownership of TI Media Ordinary-Shares

Telecom Italia, TI Media’s parent company, owns (directly and indirectly) 69.21% of TI Media’s ordinary shares. The shares held directly amount to 66.92%. Through Telecom Italia Finance S.A. Telecom Italia owns indirectly 2.29%. Telecom Italia is the largest fixed-line telecommunications operator in Italy. It has interests in fixed-line and mobile telecommunications operations in a number of European and Latin American markets.

The following table sets forth TI Media’s shareholders who own more than 2% of TI Media ordinary shares as of December 31, 2005.

Title of Class	Identify of Person of Group	Amount	Percent of Class
Ordinary Shares	Telecom Italia S.p.A	2,201,183,545	66.92%
Ordinary Shares	Telecom Italia Finance S.A.	75,286,857	2.29%

There is no person known to TI Media who owns more than 2% of TI Media’s ordinary shares other than as set forth above. TI Media’s major shareholders have the same voting rights as other shareholders.

Ownership of Ordinary Shares

As of December 31, 2005, there were 3,289,272,469 outstanding TI Media ordinary shares. As of the same date, a total of 47,330,841 TI Media ordinary shares were registered in TI Media shareholders’ register in the name of 284 holders resident in the United States. These shares represented 1.44% of the total outstanding TI Media ordinary shares. Not all shareholders may be reflected on TI Media’s shareholder register at any given time. The actual numbers of holders of TI Media ordinary shares, therefore, may be less or more than these numbers indicate.

Ownership of Savings Shares

Because most TI Media savings shares are in bearer form, TI Media has not determined the number of holders of savings shares, including holders resident in the United States.

As of December 31, 2005, there were 54,969,513 outstanding TI Media savings shares. As of the same date a total of 984,411 TI Media savings shares were registered in TI Media shareholders’ register in the name of 7 holders resident in the United States. Not all shareholders may be reflected on TI Media’s shareholder register at any given time. The actual numbers of holders of TI Media savings shares, therefore, may be more or less than these numbers indicate.

Related Party Transactions

All the transactions entered into with related parties, including intragroup transactions, are part of ordinary operations and were entered into at market conditions or based on specific regulatory provisions. In addition, there are no atypical and/or unusual transactions or transactions that may represent a conflict of interest.

	Parent Company	Subsidiaries and affiliates of Parent Company	Type of operations
	(thousands of euro)
Revenues	1,694	2,322	This item mainly includes revenues from the sale of goods and services.
Other operating income	256	165	This item refers to extraordinary income and non existent liabilities.
Purchase materials and external services	1,512	251	This item includes costs for raw materials, services, and professional services.
Other operating expenses	130	301	This item refers to non-existent assets and liabilities and extraordinary expense.
Net financial income (expense)	4,556	679	This item refers to interest received from Telecom Italia S.p.A. pertaining to financial receivables.
Financial receivables and other non-current financial assets	0	173	This item refers to Telecom Italia Media S.p.A. accounts receivable from Aree Urbane for Euro 171 thousand.
Miscellaneous receivables and other non-current assets	48,154	0	This item amounting to Euro 48,154 thousand refers to amounts due from Telecom Italia S.p.A. in connection with the participation in the National Tax Consolidation of the following companies: HMC S.p.A. for Euro 3,258 thousand, La7 Televisioni for Euro 35,383 thousand, Telecom Italia Media for Euro 7,282 thousand and TM News for Euro 2,231 thousand.
Trade receivables (due within and after 12 months)	1,908	2,106	This item includes mainly accounts receivable from the Parent Company and TIM Italia S.p.A.

	Parent Company	Subsidiaries and affiliates of Parent Company	Type of operations
	(thousands of euro)
Miscellaneous receivables, and other current assets	130,659	93	This item includes Euro 126,851 thousand from Telecom Italia for the participation in the National Tax Consolidation posted in the 2004 financial year. The collection of this amount is scheduled in June 2006. It refers to the following companies: HMC S.p.A. for Euro 4,964 thousand, La7 Televisioni for Euro 20,071 thousand, Telecom Italia Media for Euro 99,533 thousand and TM News for Euro 2,283 thousand. It also includes other miscellaneous operating receivables from Telecom Italia S.p.A.
Cash and cash equivalents	430,447	19,403	This item includes financial receivables due to correspondent current account relations from Parent Company Telecom Italia S.p.A. for Euro 30,420 thousands and for Euro 400,000 thousands at short-term deposit, for the management of liquid assets and with an accrued income amounting to Euro 27 thousand. The amount relating to other Group companies includes financial receivables from the Buffetti Group.
Liabilities for financial leases owed after 12 months	0	20	Financial leasing with Olivetti S.p.A. for office equipment.
Liabilities for financial leases owed within 12 months	0	16	Financial leasing with Olivetti S.p.A. for office equipment.
Financial liabilities owed within 12 months	5	0
Trade payables	14,231	5,396	This item includes accounts payable to Telecom Italia S.p.A. relative to services and telephone use systems performed by Telecom Italia S.p.A. for Group companies.
Debts incurred for acquiring fixed assets	0	21	Accounts payable to Nuova Tin.it for acquiring fixed assets.
Miscellaneous payables and other current liabilities	2,800	427	This item includes operating miscellaneous payables to Telecom Italia S.p.A. and the debt for adhering to the National Fiscal Consolidation of Telecom Italia Media Broadcasting for Euro 525 thousand.

The effects of the Internet segment (discontinued as of June 1, 2005) on Telecom Italia Group’s income statement for the period from January 1, 2005 to May 31, 2005 are also shown below:

	Parent Company	Subsidiaries and affiliates of Parent Company	Type of operations
	(thousands of euro)
Revenues	70,955	2,304	This item refers to traffic recognized by Telecom Italia S.p.A. to Telecom Italia Media S.p.A. (Tin.it Division) based on telephone traffic generated by Internet users and revenues from Telecom Italia for DSL Internet access services supplies to end users by Telecom Italia, such as customer care and technical support.

	Parent Company	Subsidiaries and affiliates of Parent Company	Type of operations
	(thousands of euro)
Other operating income	24	99	This item includes mainly recovery of personnel costs and services to Group companies.
Purchase of materials and external services	59,889	2,233	This item refers to amounts paid by Telecom Italia Media (Tin.it Division) to Telecom Italia S.p.A. for the use of network infrastructures for Internet services.
Other operating expenses	253	7	This item includes extraordinary expenses and charges mainly to Group companies.
Net financial income (expense)	(1)	(163)	This item refers to interest paid to Telecom Italia Media S.p.A. pertaining to financial debt.

Below we report the income statement and balance sheet contributions of Gruppo Buffetti to Telecom Italia Group for the period from January 1 to December 31, 2005.

	Parent Company	Subsidiaries and affiliates of Parent Company	Type of operations
	(thousands of euro)
Revenues	3,144	466	This item mainly includes revenues from the sale of goods to Group’s companies.
Other operating income	184	741	This item refers to costs for services rendered.
Purchase of materials and external services	876	2,630	This item refers to the purchase of products and costs related to services, telephone, data transmission and postal services.
Other operating costs	0	(525)	This item refers to interest paid to Telecom Italia Media S.p.A. pertaining to financial debt.
Trade receivables (due within and after 12 months)	1,060	744	This item includes accounts receivable from the Buffetti Group for the sale of products to Group companies.
Miscellaneous receivables, and other current assets	1
Financial debts owed within 12 months	19,403	0	Accounts payable to Telecom Italia Media S.p.A.
Trade payables	1,537	318	Including accounts payable to Telecom Italia S.p.A. and trade accounts payable to other Group companies.

Item 8. Financial Information

Consolidated Statements and Other Financial Information

Financial Statements

See “Item 17. Financial Statements”.

Legal Proceedings

General

TI Media, like other companies, is frequently named as a defendant in routine litigation relating to technical and pricing mistakes occurring in TI Media’s products. The following is a summary of a litigation matter outside the ordinary course of TI Media’s business.

Settlement with the De Agostini Group

On June 28, 2004, TI Media settled the dispute under arbitration with the De Agostini Group concerning the agreement entered into on September 20, 2000 regarding, among other things, the purchase of a 40% stake in Finanziaria Web (which held a 66% stake in Matrix, the owner of the Virgilio portal). Under the settlement, which supersedes the agreement dated September 20, 2000, De Agostini Invest transferred its entire stake in Finanziaria Web to TI Media (which already held a 60% stake in the company). Instead of the initially agreed price of €700 million, TI Media paid €287 million, in addition to €38 million that had already been paid to De Agostini Invest as from July 2001 to cover losses and to recapitalize Finanziaria Web.

On July 9, 2004, TI Media transferred the stake in Finanziaria Web acquired from De Agostini Invest to Vertico S.p.A. (a wholly-owned subsidiary of Telecom Italia that held a 33.3% stake in Matrix). The sale was concluded at the price of €42.6 million, based on a valuation made by external consultants. TI Media thus reduced its financial exposure while maintaining unchanged control over Matrix, and consolidated the existing commercial collaboration between Telecom Italia and Matrix/Virgilio in the Internet sector. The Group recorded a loss of Euro 130 million on the settlement.

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

In connection with the complex legal dispute initiated by the Cecchi Gori Group against TI Media, the following cases remain pending in the ordinary courts:

•	Before the Rome Court of Appeal:

•	Appeal by Finmavi and Cecchi Media against the decision which rejected its request to find the August 11, 2000 resolution of the extraordinary shareholders’ meeting of Cecchi Gori Communications (now Holding Media Communications, which controls the television broadcaster La7) null and void. The resolution regards certain financial statements and related amendments to the Company’s Bylaws. The parties submitted their conclusions at a hearing in April, 2006. Following the submission of conclusions, and the filing of final written pleadings and answering submissions in June and July, the Court is expected to hand down its judgment.

•	Before the Milan Court:

•	Claims for damages caused to Finmavi, Cecchi Media and Vittorio Cecchi Gori as a result of the alleged illegal conduct by TI Media and the Directors which it appointed to the board of Cecchi Gori Communications. Such conduct was allegedly aimed at removing the majority shareholder, Cecchi Media. At the last hearing on December 13, 2005, the parties submitted their respective conclusions and are now waiting for the Milan Court to hand down its judgment.

•	Appeal against the decision issued by the Milan Court on January 7, 2004 rejecting, on grounds of merit, the request for annulment or cancellation of the deed under which the Cecchi Gori Communications shares belonging to Cecchi Media were pledged to TI Media. The hearing for the filing of conclusions was held on October 4, 2005. On March 30, 2006 the court of appeal cancelled the deed under which the Cecchi Gori Communication shares belonging to Cecchi Gori Media Holding were pledged as security.

All decisions of the ordinary courts and the courts of appeal, both in preliminary and in trial proceedings, have been favorable to TI Media. Similarly, the arbitration proceeding, which originated from the arbitration clause of the agreements between TI Media and the Cecchi Gori Group and considered all the material aspects of the case and, in particular, the facts introduced for the new trial pending before the Milan Court for breach of contract, rejected all the requests formulated by the parties and, not having been appealed, has become final.

By judgment of November 8, 2005, the Court of Appeal of Rome upheld the decision by the ordinary court with regard to the request for annulment of the resolutions approving the financial statements and related balance sheet of Cecchi Gori Communications for the year ended December 31, 2000 and ordered Finmavi and Cecchi Media to pay costs to the respondents. The total amount of the claim by Cecchi Gori is approximately €885 million.

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

Before TI Media may pay dividends with respect to any financial year, TI Media must allocate to its legal reserve (Riserva Legale) an amount equal to 5% of its net profit on an unconsolidated basis for that year, until the reserve, including amounts set aside during prior years, is equal to at least 20% of the aggregate nominal value of TI Media’s share capital. The amount of dividends payable is based on the Italian statutory financial statements, which may be materially different from the Group’s consolidated financial reporting to shareholders.

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

As a result of the sale of TI Media’s Internet business to Telecom Italia, TI Media’s management made a proposal to a dividend payment in the amount of €550.1 million on April 27, 2006. The proposal was approved by the shareholders meeting on April 10, 2006.

Item 9. Share Price Information

TI Media’s ordinary and savings shares are traded in euro on the Italian stock exchange’s Mercato Telematico. TI Media’s shares commenced trading on the Telematico on January 2, 1997. The shares are traded on the Telematico in minimum lots of 500 shares. Smaller lots of shares are traded on the Telematico in the opening tender.

TI Media’s shares are not listed on any U.S. securities exchange.

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

	Official Price per Ordinary Share		Official Price per Savings Share
Fiscal year ended December 31,	High	Low	High	Low
	(euro)
2002	0.3565	0.3412	0.2328	0.2211
2003(1)	0.3152	0.2999	0.2301	0.2182
2004	0.3157	0.3047	0.2462	0.2462
2005	0.4279	0.4111	0.3565	0.3565
2006 (through June 16, 2006)	0.4368	0.4147	0.4374	0.4374
January	0.4556	0.4443	0.4327	0.4327
February	0.4307	0.4185	0.4206	0.4206
March	0.4485	0.4379	0.4457	0.4457
April	0.4750	0.4435	0.4677	0.4677
May(2)	0.3801	0.3625	0.3748	0.3748
June (through June 16, 2006)	0.3491	0.3365	0.3387	0.3387

Notes:

(1)	The official prices of the ordinary shares and saving shares for the period prior to and including August 4, 2003 are not comparable to the official prices of these shares in the following periods due to the effect of the Spin-off of the Directories, and almost all of the directory assistance and business information of TI Media. (See Item 4. Information on the Company–History–SEAT Spin-off and Sale)

(2)	Dividends on income for FY 2005 were distributed on April 27, 2004. As of this date, there were 3,295,372,469 ordinary shares and 54,969,513 savings shares issued, for which a unit dividend of €0.1643 and €0.1679, respectively, was paid, for an aggregate total of €550,659 thousand.

	Official Price per Ordinary Share (1)		Official Price per Savings Share (1)
Fiscal year ended December 31,	High	Low	High	Low
	(euro)
2003
First quarter	0.2924	0.2808	0.2047	0.1963
Second quarter	0.2797	0.2708	0.2072	0.1993
Third quarter (1)	0.3104	0.2890	0.2644	0.2414
Fourth quarter	0.3946	0.3753	0.3222	0.3222
2004
First quarter	0.3816	0.3719	0.2991	0.2991
Second quarter	0.3418	0.3322	0.2656	0.2656
Third quarter	0.2762	0.2641	0.2213	0.2213
Fourth quarter	0.2971	0.2855	0.2322	0.2322
2005
First quarter	0.3899	0.3735	0.3195	0.3195
Second quarter	0.3996	0.3879	0.3369	0.3369
Third quarter	0.4958	0.4715	0.4025	0.4025
Fourth quarter	0.4932	0.4750	0.4464	0.4464
2006
First quarter	0.4447	0.4334	0.4369	0.4369
Second quarter (through June 16, 2006	0.4343	0.4088	0.4376	0.4376

Notes:

(1)	The official prices of the ordinary shares and saving shares for the period prior to and including August 4, 2003 are not comparable to the official prices of these shares in the following periods due to the effect of the Spin-off of the Directories, and almost all of the directory assistance and business information of TI Media. (See Item 4. Information on the Company–History–SEAT Spin-off and Sale).

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

Telematico operates under the control of CONSOB, the public authority responsible, among other things, with regulating securities markets and all public offerings of securities in Italy, and is managed by Borsa Italiana a joint stock company previously owned by the Treasury, sold through a tender offer to authorized intermediaries.

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

Residents of Italy and non-residents through their authorized agents may purchase or sell shares on Telematico, subject to satisfying (i) in case of sales, either the margin or the deposit, and (ii) in case of purchases, the margin. “Margin” means a deposit equal to 100% of the agreed price, and “deposit” means a deposit of an equal number of the same shares as those sold. If in the course of a trading day the maximum price variation between two consecutive contracts is ±5%, or maximum price variation of the contracts with respect to the control price(iii) is ±10% an automatic five-minute suspension is declared. In the event of such a suspension, effect is not given to trades agreed but not confirmed before the suspension. In addition, Borsa Italiana has the authority to suspend trading in any security in response to extreme price fluctuations or for other reasons.

Starting May 15, 2000, the most liquid shares traded on Telematico, including the ordinary shares and the TIM ordinary shares, have been traded on “Mercato After Hours”, an automated screen trading system managed by Borsa Italiana. “Mercato After Hours” operates, from 6.00 p.m. to 8.30 p.m. on every trading day, substantially under the same rules as Telematico except that the price of any security may not fluctuate by more than 3.5% from the reference price of said securities on Telematico on the same day.

The S&P/MIB currently measures the performance of 40 equities listed on the markets organized and managed by Borsa Italiana. The index is derived from the universe of stocks trading on the Italian Exchange, including Borsa (MTA) and Nuovo Mercato. In September 2004, the S&P/MIB index substituted the MIB30 index which is calculated as an informative index. The S&P/MIB Index provides diversity over 10 economic sectors by adhering to the Global Industry Classification Standard, or CICS. The 10 CIGS sectors that underlie the S&P/MIB are: Consumer Discretionary, Consumer Staples, Energy, Financials, Health Care, Industrials, Information Technology, Materials, Telecommunication Services and Utilities. All stocks are classified using the CIGS methodology, therefore S&P/MIB Index reflect the Italian Markets in its entirety. Each constituent is weighted by its free float capital, considering the effective number of shares tradable in the market. Index Constituents are reviewed twice a year (March and September), whereas the rebalancing weights are re-calculated four times a year (March, June, September and December). The weighting structure can also be changed following extraordinary events (if the capital of a stock increases or other events).

American style call and put options are traded on the derivative market managed by Borsa Italiana which currently include the ordinary shares and the savings shares.

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

Clearance and Settlement of TI Media Shares

Legislative Decree No. 213 of June 24, 1998 (“Dematerialization Decree”) provided for the dematerialization of financial instruments publicly traded on regulated markets including treasury bonds. From July 9, 1998, all companies that issue financial instruments that are publicly traded on regulated markets must inform Monte Titoli, which will open an account in the name of each company in its register.

Beneficial owners of ordinary shares and savings shares must hold their interests through specific deposit accounts with any participant having an account with Monte Titoli. The beneficial owners of ordinary shares and savings shares held with Monte Titoli may transfer their shares, collect dividends, create liens and exercise other rights with respect to those ordinary shares and savings shares through such accounts and may no longer obtain physical delivery of share certificates in respect of their ordinary shares and savings shares. All new issues of ordinary shares and savings shares and all other transactions involving ordinary shares and savings shares must settle electronically in book-entry form.

Ordinary shares and savings shares are accepted for clearance through Euroclear and Clearstream. Holders of ordinary shares may elect to hold such ordinary shares and savings shares through Euroclear or Clearstream (outside the United States).

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

Rights and Restrictions Attaching to TI Media Shares

As of June 10, 2006, the issued and outstanding share capital of TI Media amounted to €327,202 thousand divided into 3,295,372,469 ordinary shares and 54,969,513 savings shares with a nominal value of €0.03 each. All of the ordinary shares and savings shares are validly issued and fully paid. The ordinary shares are in registered form, while the savings shares may be either in registered or bearer form.

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

In accordance with Italian antitrust laws and regulations, the Antitrust Authority is required to prohibit acquisitions of sole or joint control over a company that would create or strengthen a dominant position in the domestic market or a significant part thereof. However, if the acquiring party and the company to be acquired operate in more than one Member State of the EU and exceed certain revenue thresholds, the antitrust approval of the acquisition falls within the exclusive jurisdiction of the European Commission. See “Item 4. Information on the Telecom Italia Group—Regulation—Competition Law”.

Limitations on Voting and Shareholdings

There are no limitations imposed by Italian law or by the Bylaws of TI Media on the rights of non-residents of Italy or foreign persons to hold or vote the Shares other than those limitations resulting from the special powers of the State, which apply equally to all owners of Shares, Italian and foreign alike.

Material Contracts

TI Media is not party to any material contracts other than contracts entered into in the ordinary course of business.

Exchange Controls

Foreign Investment and Exchange Control Regulations in Italy

There are no exchange controls in Italy. Residents of Italy may hold foreign currency and foreign securities of any kind, within and outside Italy. Non-residents may invest in Italian securities and may export cash, instruments of credit and securities, in both foreign currency and euro, representing interest, dividends, other asset distributions and the proceeds of dispositions without restriction other than those outlined below. There are no limitations on the right of non-resident or foreign beneficial owners to vote their Shares except as provided for all TI Media shareholders by law. See “—Description of Capital Stock—Limitations on Voting and Shareholdings”.

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

Under Italian law, dividends paid to holders of ordinary shares who are not Italian residents and do not have permanent establishment in Italy to which dividends are connected are subject to a 27% withholding tax.

Under Italian law, all shares of Italian listed companies have to be registered in a centralized deposit system. With respect to dividends paid in connection with shares held in the centralized deposit system managed by Monte Titoli, such as TI Media Shares, instead of the 27% or 12.5% withholding taxes mentioned above, a substitute tax will apply at the same tax rates as the above-mentioned withholding taxes. This substitute tax is collected by the Italian authorized intermediaries participating in the Monte Titoli system and with whom the securities are deposited and also by non-Italian authorized intermediaries participating, directly or through a non-Italian centralized deposit system, in the Monte Titoli system.

Non-resident holders of ordinary shares have the right to recover within 48 months form the date of payment of the Italian substitute income tax, up to four-ninths of the 27% substitute tax on their dividend income, upon providing adequate evidence, certified by the tax authorities in their home country, that they have paid a corresponding amount of income tax in their home country on the same dividend income. U.S. resident owners of ordinary shares should consult their own tax advisors concerning the possible availability of this refund, which traditionally has only been payable after extensive delays. In addition, this refund is an alternative to seeking any relief from double taxation under the Italian-U.S. income tax convention (the “Treaty”).

U.S. resident owners of ordinary shares may be entitled to a reduced rate of tax on their dividends under the Treaty. Where a U.S. resident owner qualifies for the benefits of the Treaty, is the actual beneficiary of the dividends and the dividends paid are not connected with a permanent establishment in Italy through which the U.S. resident owner carries on a business or with a fixed base in Italy through which the U.S. resident owner performs independent personal services, the Treaty generally provides that Italian taxes cannot exceed 15% of the gross amount of the dividend.

To obtain the reduced tax rate afforded by the Treaty, a U.S. beneficial owner of ordinary shares must provide, before the dividend is paid (usually, according to the intermediary instructions), the intermediary with which the shares are deposited and which participates in the Monte Titoli system with the following:

(i) a declaration by the beneficial owner containing all the data identifying the person as the beneficial owner and establishing the existence of all the conditions necessary for the application of the Treaty; and

(ii) a certification (Form 6166) issued by the U.S. Internal Revenue Service that states that the beneficial owner is a U.S. resident for tax purposes. The certification is valid until March 31 of the year following the submission.

IRS Form 6166 may be obtained by filing IRS Form 8802 with the Internal Revenue Service, Philadelphia Service Center, U.S. Residency Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. IRS Form 8802 must include, among other things, the holder’s name, mailing address, social security number or employer identification number, tax return form number, and tax period for which the certification is requested. In addition, each certification request for Italy must include a statement declaring, under penalties of perjury, the following:

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

Transfer Tax

No transfer tax is payable upon the transfer of TI Media Shares through Telematico or any other regulated financial market. Transfers of TI Media Shares which occur outside a regulated financial market are exempted from the payment of transfer tax provided that the parties entering into the agreement pursuant to which the transfer takes place are all non-residents of Italy and the relevant TI Media Shares are not deposited at an Italian intermediary. Other types of transfers of TI Media Shares listed on Telematico or any other regulated financial market which occur outside a regulated financial market are also exempted from the payment of transfer tax provided that the parties entering into the agreement pursuant to which the transfer takes place are (i) banks, Italian securities dealing firms (“SIMs”) or exchange agents or (ii) banks, SIMs or exchange agents on the one hand, and non-residents of Italy on the other hand or (iii) banks, SIMs or resident or non-resident exchange agents, on the one hand, and investment funds on the other hand. In any other case, transfer tax is currently payable at the following rates:

•	€0.072 per €51.65 (or any fraction) of the price at which the TI Media Shares are transferred when the transfer is made between private individuals directly or through an intermediary that is not a bank, SIM or broker;

•	€0.0258 per €51.65 (or any fraction) of the price at which the TI Media Shares are transferred when the transfer is made either (i) between a bank, SIM or broker and a private individual or (ii) between private individuals through a bank, SIM or broker; and

The mere change of the depositary (e.g., Euroclear, Clearstream, Monte Titoli, DTC or the Depositary) not involving a transfer of the ownership of the transferred TI Media Shares will not trigger the Italian transfer tax.

In general, with respect to U.S. holders, the transfer tax will not be applicable on transfers of TI Media Shares through regulated financial markets. However, in the case of transfers which are not executed on a regulated financial market and are entered into with an Italian counterparty other than a bank or authorized financial intermediary or an investment fund, it is advisable that U.S. holders consult their own tax advisors concerning the applicability of this transfer tax.

Capital Gains Tax

Under Italian law, capital gains tax (“CGT”) is generally levied on capital gains realized by non-residents of Italy from the disposal of shares in companies resident in Italy for tax purposes, such as the TI Media Shares, even if those shares are held outside of Italy. For the purposes of CGT, the exchange of shares under a merger or de-merger of Italian companies does not constitute a disposal of shares. In such transactions, the tax value and the holding period of the exchanged shares is carried over to the shares received in the exchange. Capital gains realized by non-resident holders on the sale of non-qualified shareholdings (as defined below) in companies listed on a stock exchange and resident in Italy for tax purposes are not subject to CGT.

In order for a non-resident holder to benefit from the exemption for non-qualified shareholdings, TI Media may require the shareholder to provide a declaration that they are not Italian residents for tax purposes.

A “qualified shareholding” consists of securities that (i) entitle the holder to exercise more than 2% of the voting rights of a company whose shares are listed on a stock exchange (as in TI Media’s case) in the ordinary meeting of the shareholders or (ii) represent more than 5% of the share capital of a company whose shares are listed on a stock exchange (as in TI Media’s case). A “non-qualified shareholding” is any shareholding that does not meet the above mentioned interest rights to be qualified as a “qualified shareholding.”

The relevant percentage is calculated taking into account the holdings sold during a 12-month period. Where losses exceed gains, they can be carried forward for up to the fourth taxable period.

Pursuant to the Treaty, a U.S. resident owner of TI Media Shares will not be subject to CGT on a sale of qualified shareholdings unless such shares form part of the business property of a permanent establishment of the owner in Italy or pertain to a fixed base available to the owner in Italy for the purpose of performing independent personal services. A U.S. resident owner of TI Media Shares who sells such shares may be required to produce appropriate documentation establishing that the above-mentioned conditions of non-taxability pursuant to the Treaty have been satisfied if CGT would otherwise be applicable.

Inheritance and Gift Tax

According to Law No. 383 of October 18, 2001 (“Law No. 383”), Italian inheritance and gift tax, previously payable on transfer of securities on death or by gift, has been abolished starting from October 25, 2001.

However, for grantees other than spouses, direct descendants or ancestors and other relatives within the fourth degree, if and to the extent that the value of the gift to any such grantee exceeds €180.759,91, the gift of shares may be subject to the ordinary transfer taxes that would apply if the shares had been transferred for consideration (i.e., registration tax at the flat rate of €168,00).

Moreover, an anti-avoidance rule is provided by Law No. 383 for any gift or assets (such as shares) which, if sold for consideration, would give rise to capital gains subject to CGT. In particular, if the grantee sells shares received as a gift for consideration within 5 years from their receipt, the grantee will be required to pay the relevant CGT, where applicable, as if the gift had never taken place.

There is currently no gift tax convention between Italy and the United States.

United States Federal Income Taxation

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and sale of TI Media Shares that are generally applicable to U.S. holders who own TI Media Shares as capital assets for U.S. federal income tax purposes, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person’s decision to acquire such securities. For these purposes, you are a U.S. holder if you are a beneficial owner of TI Media Shares and are, for U.S. federal income tax purposes:

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

Taxation of Dividends

Distributions received by you with respect to the TI Media shares, other than certain pro rata distributions of TI Media shares, will constitute foreign-source dividend income for U.S. federal income tax purposes to the extent paid out of the Company’s current or accumulated earnings and profits, as determined in accordance with U.S. federal income tax principles. The amount of the dividend you will be required to include in income will equal the U.S. dollar value of the euros, calculated by reference to the exchange rate in effect on the date the payment is received by you, regardless of whether the payment is converted into U.S. dollars on the date of receipt. If the dividend is converted into U.S. dollars on the date or receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss, if you do not convert the amount of such dividend into U.S. dollars on the date of its receipt. If you realize gain or loss on a sale or other disposition of euros, it will be U.S.-source ordinary income or loss. Corporate U.S. holders will not be entitled to claim the dividends-received deduction with respect to dividends paid by the Company. Subject to applicable limitations, dividends received by certain non-corporate U.S. holders in taxable years beginning before January 1, 2011 will be taxable preferential rates, up to a maximum rate of 15.0%. If the preferential rates apply and a dividend on ordinary shares exceeds 10.0% of a U.S. Holder’s adjusted basis in its ordinary shares or a dividend on savings shares exceeds 5.0% of a U.S. Holder’s adjusted basis in its savings shares (or if the preferential rates apply and a dividend an any other dividend with ex-dividend dates during the same period of 365 consecutive days n the aggregate exceed 20.0% of such basis), any loss on the sale or exchange of such TI Media Shares would be treated as long-term capital loss to the extent of such dividend(s). Non-corporate U.S. holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate. The amount of the dividend will include any amounts withheld by us or the paying agent in respect of Italian taxes.

Subject to certain limitations and restrictions, Italian taxes withheld from distributions up to an amount not exceeding the rate provided in the Treaty will be eligible for credit against your U.S. federal income tax liability. Italian taxes withheld in excess of the rate provided in the Treaty will generally not be eligible for credit against your U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex. Instead of claiming a credit you may, at your election, deduct such otherwise creditable Italian taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. You should consult your tax advisor regarding the availability of foreign tax credits in your particular circumstances.

Taxation of Capital Gains

You will recognize capital gain or loss for U.S. federal income tax purposes on the sale or exchange of TI Media Shares in the same manner as you would on the sale or exchange of any other shares of stock held as capital assets. As a result, you will generally recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and your adjusted tax basis in the TI Media Shares, determined in US dollars. The gain or loss will generally be U.S. source and will be long-term if the TI Media Shares were held for more than one year. You should consult your own tax advisor about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate U.S. holders, and capital losses, the deductibility of which may be limited.

Passive Foreign Investment Company Rules

The Company believes that it was not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the year ended December 31, 2005. However, since PFIC status depends on the composition of the Company’s income and assets and the market value of the Company’s assets (including, among others, less than 25 percent-owned equity investments) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which you held a TI Media Share, certain adverse tax consequences could apply to you.

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

Documents on Display

It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. TI Media filed their reports electronically until February 2004. Beginning February 2004, TI Media was exempted from filing pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934. On June 30, 2005, TI Media filed the first annual report with the SEC since that date. The SEC maintains an Internet site (http: //www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

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

Item 16A. Audit Committee Financial Expert

The Board of Auditors has determined that each of its members is an “audit committee financial expert” as defined in Item 16A. of Form 20-F. For the names of the members of the Board of Auditors, see Item 6. “Board of Auditors.”

Item 16B. Code of Ethics

In July 2004, the Board of Directors approved and adopted a new Code of Ethics and Conduct for TI Media. See Item 6, “Board Practices—Code of Ethics and Code of Behavior on Insider Dealing.” The Code of Ethics and Conduct is available on TI Media’s corporate website at www.telecomitaliamedia.it in the Investor Relations section.

Item 16C. Principal Accountant Fees and Services

Ernst & Young served as TI Media’s primary independent auditors since the year ended December 31, 2002.

“Ernst & Young” means Reconta Ernst & Young S.p.A., the auditor of the Company, as well as all the Italian and foreign entities belonging to the Ernst & Young Global Network.

The following table sets forth the aggregate fees for professional services and other services rendered by Ernst & Young in 2004 and 2005.

	For fiscal year ended December 31,
	2004	2005
Type of Fees
Audit Fees	362	618
Audit – Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—

Total	362	618

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

Audit Services:

1.	Audit of annual and interim financial statements on the basis of applicable laws and regulations (including the audit of SEC registered companies’ annual report).

2.	Audit of annual and interim financial consolidated reporting packages.

3.	Audit conformity of the Telecom Italia Group’s sustainability reports or social reports.

4.	Reports or opinions required by law for specific transactions from the auditor appointed to audit the annual financial statements, to the extent permitted.

5.	Audits governed by the principles of national and international auditing such as:

•	procedures performed in relation to the issuance of a comfort letter (including for pro forma accounts and/or balance sheets) in relation to the carrying out of extraordinary financial operations;

•	audits agreed with management covering specific areas or accounts or accounting situations, to support the audit of periodic statements;

•	auditing of subsidiaries and associated companies (including review of the working papers of other auditors) made necessary for the purpose of auditing the periodic statements of the company being audited.

6.	Audit of annual accounts and/or balance sheets to be published in prospectuses, information documents, offering memoranda and similar documents.

7.	Services required by regulatory authorities and control agencies (such as, for example, those connected with so-called “regulatory accounting”).

8.	Audit of statements required by national or supranational administrations (e.g. the EU) for the concession of grants or loans for specific actions or projects.

9.	Audits aimed at issuance of an attestation of the system of internal control under Section 404 of the Sarbanes-Oxley Act.

Permitted Non-Audit Services:

1.	Audits in the following areas:

•	procedures for auditing associated companies provided for by agreements between shareholders (in relation to so-called “audit rights”);

•	financial due diligence procedures on companies to be bought or sold;

•	procedures performed in the area of regulatory accounting;

•	procedures performed on areas related to internal control in support of the internal auditor.

2.	Opinions on accounting and reporting including those regarding (i) application of new accounting principles and new regulations on accounting and regulatory reporting, (ii) implementation of accounting principles current in other countries, (iii) implementation of rules and regulations issued by the SEC, CONSOB and similar bodies.

3.	Assistance to the internal audit department within the limits imposed by SEC regulations.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Please see “Item 6. Board Practices—Board of Auditors”

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2005 TI Media purchased treasury shares for approximately €148 million, corresponding to 364,251,922 ordinary shares and 6,107,723 savings shares.

PART III

Item 17. Financial Statements

The following consolidated financial statements and related schedule, together with the report thereon of Ernst & Young, are filed as part of this annual report:

Item 18. Financial Statements

Not applicable.

Item 19. Exhibits

The following exhibits are filed as part of this annual report:

Exhibit 1    English translation of the Articles of Association and Bylaws of Telecom Italia Media S.p.A., as amended.

Exhibit 8    Please refer to page 12 of the annual report for a chart showing TI Media’s significant subsidiaries.

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

Date: June 30, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Telecom Italia Media S.p.A.

We have audited the accompanying consolidated balance sheets of Telecom Italia Media S.p.A. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, cash flows and changes in shareholders’ equity for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telecom Italia Media S.p.A. and subsidiaries as at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2005, in conformity with International Financial Reporting Standards as adopted by the European Union.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in notes 36 and 37 to the consolidated financial statements.

/s/ Reconta Ernst & Young S.p.A.

Turin, Italy

March 21, 2006

except for notes 36 and 37 as to which the date is

June 29, 2006

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2005 AND 2004—ASSETS

		December 31, 2005	December 31, 2004
	Notes	(in Euro thousands)
Non-current assets
Intangible assets
Goodwill and other intangible assets with an indefinite life	3	185,532	215,365
Intangible assets with a finite life	4	192,436	101,489

		377,968	316,854

Tangible assets	5
Property, plant and equipment owned		52,939	60,457
Assets held under finance leases		—	10

		52,939	60,467

Other non-current assets	6
Equity investments		7,442	9,619
Securities and financial receivables		6,632	1,595
Miscellaneous receivables and other non-current assets		48,344	127,225

		62,418	138,439

Deferred tax assets	7	30,266	52,970

Total non-current assets (A)		523,591	568,730

Current assets, excluding discontinued operations
Inventories	8	4,169	16,802
Trade and miscellaneous receivables and other current assets	9	237,251	266,609
Securities other than equity investments		—	48
Financial receivables and other current financial assets	10	198	303
Cash and cash equivalents	11	450,215	4,689

		691,833	288,451

Discontinued operations	12
—of a financial nature		3,616	—
—of a non-financial nature		112,760	—

		116,376	—

Total current assets (B)		808,209	288,451

Total assets (A + B)		1,331,800	857,181

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2005 AND 2004—SHAREHOLDERS’ EQUITY AND LIABILITIES

		December 31, 2005	December 31, 2004
	Notes	(in Euro thousands)
Shareholders’ equity	13
Share capital		100,327	111,108
Reserves		189,665	341,669
Retained earnings (accumulated losses), including net income (loss) for the year		718,095	(104,141)

Shareholders’ equity attributable to the Parent		1,008,087	348,636
Shareholders’ equity attributable to Minority interests		12,735	14,978

Total shareholders’ equity (A)		1,020,822	363,614

Non-current liabilities
Non-current financial liabilities	14	5,087	251
Employee severance indemnities and other employee-related reserves	15	13,023	23,758
Reserve for deferred taxes	7	40,823	69
Reserves for risks and future charges	16	1,410	17,226
Miscellaneous payables and other non-current liabilities	17	550	45

Total non-current liabilities (B)		60,893	41,349

Current liabilities, excluding liabilities relating to discontinued operations
Current financial liabilities	14	40	177,052
Trade payables, tax payables, miscellaneous payables and other current liabilities	18	190,169	275,166

		190,209	452,218

Liabilities relating to discontinued operations	12
—of a financial nature		19,443	—
—of a non-financial nature		40,433	—

		59,876	—

Total current liabilities (C)		250,085	452,218

Total liabilities (D = B + C)		310,978	493,567

Total shareholders’ equity and liabilities (A + D)		1,331,800	857,181

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

		Year 2005	Year 2004
	Notes	(in Euro thousands)
Revenues	22	179,750	167,845
Other income	23	10,699	19,857

Total operating revenues and other income	21	190,449	187,702

Purchases of materials and external services	24	(199,891)	(160,551)
Personnel costs	25	(75,354)	(69,430)
Other operating expenses	26	(11,593)	(27,150)
Changes in inventories		3,121	1,123
Capitalized internal construction costs		1,914	4,059
Depreciation and amortization	27	(37,337)	(28,412)
Gains (losses) on disposals of non-current assets	28/29	(1,139)	1,080
Impairment losses on non-current assets		—	(1,712)

Total operating expenses		(320,279)	(280,993)

Operating loss		(129,830)	(93,291)

Financial income	30	7,945	4,063
Financial expenses	31	(4,366)	(285,864)

Loss from continuing operations before taxes		(126,251)	(375,092)
Income tax benefit	32	37,082	138,173

Loss from continuing operations		(89,169)	(236,919)

Net income from discontinued operations	12	892,461	11,644

Net income (loss )		803,292	(225,275)

of which:
—Net income/(loss) attributable to the Parent		800,868	(226,281)
—Net income (loss) attributable to Minority interests		2,424	1,006

	Year 2005	Year 2004
	(Euro)
Basic and Diluted Earnings (losses) Per Share:
Ordinary shares
—from continuing operations	(0.0254)	(0.0742)
—from discontinued operations	0.2539	0.0036

Basic and diluted earnings (losses) per ordinary share	0.2286	(0.0706)

Savings shares
—from continuing operations	(0.0254)	(0.0742)
—from discontinued operations	0.2546	0.0042

Basic and diluted earnings (losses) per saving share	0.2292	(0.0706)

*	Basic EPS is the same as diluted EPS as the inclusion of additional common stock equivalents would be anti-dilutive.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

	Share capital	Additional paid-in capital	Other reserves	Retained earnings (accumulated losses) including net income (loss) for the year	Total	Minority interests	Total shareholders’ equity
	(in Euro thousands)
Balance at December 31, 2004 in accordance with Italian GAAP	111,108	323,991	21,626	(142,282)	314,443	12,759	327,202
Adoption of IFRS	—	(3,948)	—	38,141	34,193	2,219	36,412

Balance at December 31, 2004 in accordance with IFRS	111,108	320,043	21,626	(104,141)	348,636	14,978	363,614
Net income (loss)	—	—	—	800,868	800,868	2,424	803,292

Total comprehensive income	—	—	—	800,868	800,868	2,424	803,292
Effect of annulment of treasury stock	(11,111)	(147,716)	8,739	—	(150,088)	—	(150,088)
Capital increases	330	3,880	—	—	4,210	—	4,210
Other changes	—	(34,907)	18,000	21,368	4,461	(4,667)	(206)

Balance at December 31, 2005	100,327	141,300	48,365	718,095	1,008,087	12,735	1,020,822

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

	Share capital	Additional paid-in capital	Other reserves	Retained earnings (accumulated losses) including net income (loss) for the year	Total	Minority interests	Total shareholders’ equity
	(in Euro thousands)
Balance at December 31, 2003 in accordance with Italian GAAP	93,894	292,345	21,626	51,687	459,552	14,598	474,150
Adoption of IFRS	—		—	(2,020)	(2,020)	588	(1,432)

Balance at December 31, 2003 in accordance with IFRS	93,894	292,345	21,626	49,667	457,532	15,186	472,718
Change in shareholders’ equity during 2004
Net income/(loss) recognized directly in equity—other comprehensive income/(loss)	—	—	—	—	—	—	—
Net income (loss)	—	—	—	(226,281)	(226,281)	1,006	(225,275)

Total comprehensive income	—	—	—	(226,281)	(226,281)	1,006	(225,275)
Dividends paid	—	—	—	—	—	—	—
Capital increases	17,214	100,277	—	—	117,491	—	117,491
Other changes	—	(72,579)	—	72,473	(106)	(1,214)	(1,320)

Balance at December 31, 2004	111,108	320,043	21,626	(104,141)	348,636	14,978	363,614

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

		Year 2005 (1)	Year 2004 (1)
	Notes	(in Euro thousands)
Cash flows from operating activities
Net loss from continuing operations		(89,169)	(236,919)
Adjustments to reconcile net loss from continuing operations to cash flows generated (used) by operating activities:
Depreciation and amortization		37,337	28,412
Impairment losses/reversals on non-current assets (including equity investments)		1,560	59
Net change in deferred tax assets and liabilities		9,833	(7,351)
Net realized (gains)/losses on disposal of non-current assets (including equity investments)		1,139	(935)
Change in employee severance indemnities and other employee-related reserves		1,278	1,252
Change in other operating assets and liabilities		568	(125,275)
Change in inventories (I)		(2,647)	(1,122)
Change in trade receivables (I)		(25,027)	(1,906)
Change in trade payables (I)		48,935	(5,490)
Net change in other assets/liabilities (I)		(20,693)	(116,757)

Cash flows used by operating activities (A)		(37,454)	(340,757)

Cash flows from investing activities
Acquisition of tangible assets (II)	5	(26,939)	(16,662)
Acquisition of intangible assets (II)	4	(37,643)	(22,883)
Acquisition of other non-current assets (II)	6	(1,711)	(7,211)
Acquisition of businesses, net of cash acquired (II)		(128,526)	—
Change in financial receivables and other financial assets (I)		2,799	15,068
Consideration received on the disposal of subsidiaries, net of cash disposed of (III)		957,149	4,528
Consideration received on the sale of tangible assets, intangible assets and other non-current assets and capital reimbursement (III)		1,964	7,783

Cash flows generated by/(used in) investing activities (B)		767,093	(19,377)

Cash flows from financing activities
Net change in current financial liabilities (I)		(121,079)	107,918
Proceeds from debt issuance and non-current financial liabilities (including current portion)		(11)	—
Other changes in non-current financial liabilities		33	(76)
Consideration received from stock option exercises		4,210	—
Capital grants		32	—
Share capital increases/repayments, net of the related costs		(147,716)	121,439
Repurchase of treasury stock
Cash flows generated by (used in) financing activities (C)		(264,531)	229,281

Cash flows generated by (used in) discontinued operations (D)		16,934	9,175

Total cash flows (E = A + B + C + D)		482,042	(121,678)

Net cash and cash equivalents at the beginning of the year (F)		(47,626)	74,052

Net cash and cash equivalents at the end of the year (E + F)		434,416	(47,626)

Additional cash flow information
Income taxes paid		(7,206)	(12,990)
Details of net cash and cash equivalents
At the beginning of the year:
Cash and cash equivalents (from continuing operations)		40,718	106,810
Discontinued operations		(36,029)	(24,181)

Cash and cash equivalents		4,689	82,629
Bank overdrafts		(52,315)	(8,577)

		(47,626)	74,052

At the end of the year:
Cash and cash equivalents (from continuing operations)		450,215	40,718
Discontinued operations		(15,787)	(36,029)

Cash and cash equivalents			4,689
Bank overdrafts		(12)	(52,315)

		434,416	(47,626)

(I)	Net of the effects of the purchase/sale of equity investments in consolidated subsidiaries.

(II)	Net of the change in accounts payable for the relevant acquisition.

(III)	Net of the change in accounts receivable for the relevant sale.

(1)	2004 and 2005 Discontinued Operations were the Internet and Office BU

NOTE 1—FORM AND CONTENT AND OTHER GENERAL INFORMATION

FORM AND CONTENT

Telecom Italia Media S.p.A. is a corporation organized under the laws of the Republic of Italy. Telecom Italia Media S.p.A. and its subsidiaries (the “Group”) operate mainly in Italy.

The Group is engaged principally in the communications sector, and in particular on the production and broadcasting of content through two TV networks managed under federal government concession, as well as the marketing of advertising time during commercial breaks in programming. The Group operates as both an analog and digital television broadcaster and manages both satellite channels and pay-per-view services.

The Group’s registered office is in Rome, Italy.

The consolidated financial statements of the Telecom Italia Media Group are presented in Euro (rounded to thousands), which is also the currency of the country in which the Group mainly operates.

The consolidated financial statements as of and for the year ended December 31, 2005 have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and endorsed by the European Union (IFRS). IFRS also include all effective International Accounting Standards (IAS) and all related interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), comprising those previously issued by the Standing Interpretations Committee (SIC). For comparative purposes, the consolidated financial statements as of and for the year ended December 31, 2004 have also been prepared in accordance with IFRS, as required by IFRS 1 (First-time Adoption of International Financial Reporting Standards).

The Group did not opt for the early adoption of any IFRS in 2005.

The consolidated financial statements at December 31, 2005 and 2004 have been prepared as follows:

•	at December 31, 2004, no amounts have been reclassified or re-presented for the assets and liabilities of disposal groups classified as held for sale in the balance sheet at December 31, 2005, as required by IFRS 5;

•	the statements of operations and cash flows for the year 2004 have been prepared on a basis consistent with that of 2005. The results of discontinued operations have been reclassified to “Net income (loss) from discontinued operations” in the statement of operations and “Cash flows generated by (used in) discontinued operations” in the statement of cash flows.

As a result, the amounts described in the explanatory notes to the balance sheet for comparative purposes do not agree with the information in the statements of operations and cash flows (for example, depreciation and amortization, impairments, disposals, etc.).

SCOPE OF CONSOLIDATION

The significant changes to scope of consolidation can be summarized as follows:

Disposals—Year 2005

DATABANK S.p.A.

On March 14, 2005, the Group finalized the sale of Databank S.p.A., a market and industry research company and wholly-owned subsidiary of the Company, to Centrale dei Bilanci Srl and its subsidiary Cerved Business Information S.p.A., each acquiring 50% of the share capital. The sell price was Euro 5 million. The transaction generated a loss of Euro 1.2 million.

INTERNET (sale of Matrix, Nuova Tin.it, and Finanziaria Web)—considered discontinued operations

On April 4, 2005, the Boards of Directors of Telecom Italia and Telecom Italia Media approved the reorganization plan for the Group’s Internet operations, aimed at streamlining the business under Telecom Italia, which acquired the Group’s interest in Matrix S.p.A., Finanziaria Web (collectively “Virgilio”) and Nuova Tin.it S.r.l. The transaction, which was completed on June 1, 2005, involved the payment of Euro 950 million by Telecom Italia. The disposal was carried out through the following steps:

(i)	acquisition by Telecom Italia of the 60% interest of the Group in Finanziaria Web (which currently holds 66% of Matrix), and of the 0.7% interest in Matrix, for a total price of Euro 70 million. As a result, Telecom Italia, which already holds a 40% stake in Finanziaria Web and a 33.3% stake in Matrix, owns 100% of Finanziaria Web and Matrix and therefore owns all of Virgilio’s assets;

(ii)	acquisition by Telecom Italia of 100% of the share capital of Tin.it for Euro 880 thousand.

The Group’s net gain from the transaction amounted to approximately Euro 901 million.

Disposals—Year 2004

GPP S.p.A.

As part of the process of streamlining the business portfolio of the Group, in June 2004 Telecom Italia Media signed a contract for the sale of 100% of GPP S.p.A., Parent Company of the publishing companies Quasar Srl, Gruppo Editoriale Jce S.p.A., and Gruppo Editoriale Faenza Editrice S.p.A. These investments were purchased by WISE Venture SGR, the management company of the investment fund WISEQUITY.

Business Combination—Year 2005

Acquisition of Elefante TV and Delta TV

On October 28, 2005 and November 4, 2005, the Group finalized the purchase of Elefante TV and Delta TV from Telemarket S.p.A. and Delta TV S.r.l. for €116 million and €12 million, respectively.

Overall, the television broadcasting frequencies acquired represent a coverage of approximately 70% of the Italian population and will allow the Group to extend both its analog and digital TV broadcasting capabilities.

The business segments acquired include all the assets and operations functionally required for conducting TV broadcasting business, such as the stations and the frequencies, the “Elefante TV” brand name, the plant, equipment and sundry instruments, antennas, radio links, relay stations and other assets connected with radio and television operations using analog or digital technology. Also contributed were the contracts for the housing and maintenance of the equipment for radio and TV broadcasting and all the rights, permits, licenses, concessions (including the concession issued by the Ministry of Communications on July 28, 1999), relative to this business.

The following table presents the effect of the accounting treatment used for the purchase of the business segments:

• €41 million	to Goodwill

• €126 million	to Intangible assets with a finite life—Station Frequencies and TV Station Rights

• €(41) million	to Reserve for deferred taxes

The balance sheets of the business segments at the dates of acquisition are presented below:

Elefante TV	Fair values		Book values
	(in Euro thousands)
Goodwill	37,524		—
Station frequencies	113,942		233
Other assets	2,708		2,708

Total assets	154,174		2,941

Accounts payable and other liabilities	280		280
Reserve for deferred taxes	37,524		—

Total liabilities	37,804		280

Net assets acquired	116,370	*	2,661

*of which
Cost of business segment	115,500
Ancillary costs (taxes, legal fees and other expenses)	870

Total acquisition cost	116,370

Delta TV	Fair values		Book values
	(in Euro thousands)
Goodwill	4,020		86
Television station rights	11,933		10
Other assets	378		377

Total assets	16,331		473

Accounts payable and other liabilities	240		240
Reserve for deferred taxes	3,935		—

Total liabilities	4,175		240

Net assets acquired	12,156	*	233

*of which
Cost of the business segment	12,000
Ancillary costs (taxes, legal fees and other expenses)	156

Total acquisition cost	12,156

Subsidiaries and affiliates of Telecom Italia Media at December 31, 2005 are listed in the annexes under the following categories:

•	Companies consolidated using the line-by-line method

•	Subsidiaries and affiliated companies valued using the equity method

•	Total companies

NOTE 2—ACCOUNTING POLICIES

CONSOLIDATION

The consolidated financial statements include the financial statements of all subsidiaries from when control over such subsidiaries commences until the date that control ceases.

Control exists when the Group has the majority of voting rights or has the power, directly or indirectly, to determine, also through contractual agreements, the financial and operating policies of an enterprise so as to obtain benefits from its activities.

In the preparation of the consolidated financial statements assets, liabilities, revenues and expenses of the consolidated companies are consolidated on a line-by-line basis and minority shareholders’ interests in Shareholders’ equity and in the net result for the period are disclosed separately in consolidated shareholders’ equity and the consolidated statement of operations, respectively

All intra-group balances and transactions, and unrealized gains and losses arising from intra-group transactions, are eliminated on consolidation.

If losses attributable to minority shareholders in a consolidated subsidiary exceed the minority interests in the subsidiary’s equity, the excess, and any further losses attributable to the minority shareholders, are attributed to the Group except to the extent that the minority shareholders have a binding obligation, and are able, to make an additional investment to cover the losses. If the subsidiary subsequently reports profits, such profits are allocated to the majority shareholders (Group) until the minority’s share of losses previously absorbed by the Group has been recovered.

INTANGIBLE ASSETS

Goodwill

When the Group acquires a controlling interest in an entity or business, the identifiable assets, liabilities and contingent liabilities acquired (including minority interests) are recorded at fair value at the date of acquisition. The excess of the cost of the business combination and the Group’s interest in the fair value of assets and liabilities is classified as goodwill and recorded in the balance sheet as an intangible asset with an indefinite life. The excess of fair value over cost or “badwill” is recognized in the statement of operations at the date of acquisition.

In the absence of a specific Standard or Interpretation, when the Group acquires a minority interest in previously controlled companies the excess of the acquisition cost over the carrying value of assets and liabilities acquired is recognized as goodwill (Parent entity extension method).

Goodwill is originally recorded at cost and is subsequently reduced by impairment losses.

In accordance with IAS 36 (Impairment of Assets), goodwill is tested for impairment annually or more frequently if specific events or changes in circumstances indicate that the goodwill may be impaired. Impairment losses of goodwill are not reversed.

For the purpose of the first-time adoption of IFRS, the Group elected not to apply IFRS 3 (Business Combinations) retrospectively to business combinations which occurred prior to January 1, 2004. As a result, goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous Italian GAAP amounts, and was tested for impairment at the transition date.

Research and development costs

Research costs are charged to the statement of operations in the period in which they are incurred.

Costs incurred internally for the development of new products and services represent intangible assets or tangible assets. Such costs are capitalized only if all the following conditions are met: the project is technically feasible and the Group intends to complete the asset and make it available for internal use or sale; the ability of the Group to use or sell the asset; the existence of a market for the products or services provided by the asset or the ability to use the asset internally; the availability of adequate technical and financial resources to complete the development and sale or internal use of the asset; and the ability of the Group to measure reliably the cost of the asset during the development phase.

Capitalized development costs comprise only expenditures that can be attributed directly to the development process.

Capitalized development costs are amortized on a systematic basis from the start of production over the estimated product or service life.

Other Intangible Assets

Other purchased or internally-generated intangible assets are recognized as assets in accordance with IAS 38 (Intangible assets), where it is probable that the use of the asset will generate future economic benefits and where the cost of the asset can be determined reliably.

Such assets are recorded at purchase or manufacturing cost, or, for those assets existing at the transition date (January 1, 2004), at the deemed cost which for certain assets is the revalued cost, and amortized on a straight-line basis over their estimated useful lives, if these assets have finite useful lives. Intangible assets with indefinite lives are not amortized, but tested for impairment annually or more frequently, whenever there is an indication that the asset may be impaired.

Amortization is calculated on a straight-line basis over the estimated useful life of the assets. Amortization rates are revised on a yearly basis and changed if the current estimated useful life is different from that previously estimated. The effects of changes in useful lives are recognized in the statement of operations prospectively.

Multi-year rights (of a duration of more than 12 months) to broadcast films, series, soaps, cartoons, classical concerts, short films, and the like, inclusive of ancillary charges (dubbing, editing and materials) and contributions to productions, acquired under licensing agreements, are carried as “intellectual property rights” and subjected to straight-line amortization on an annual basis throughout the term of the rights as established under the licensing agreement, starting from the time when the related underlying materials are available and ready for use. The residual value is entirely expensed in the period in which the last transfer is executed.

The rights to use television frequencies that are bundled together with business segments or television broadcasting plant acquired by the Group are recorded in the line item “Concessions, licenses, trademarks and similar rights”. Frequencies used for broadcasting in analog mode are amortized up to December 31, 2008; frequencies used for Digital Terrestrial television are amortized up to 2018, in light of the 12-year duration of the network operator license.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment owned are stated at acquisition or production cost or, for those assets existing at the transition date (January 1, 2004), at the deemed cost which for some assets is the revalued cost. Subsequent expenditures are capitalized only if they increase the future economic benefits embodied in the related item of property, plant and equipment. All other expenditures (including interest expenses directly attributable to the acquisition or construction of the asset) are expensed as incurred.

Depreciation is calculated on a straight-line basis over the estimate useful life of the asset as follows:

• Industrial and civilian buildings	3%
• Plant and machinery	5%-30%
• Vehicles and other means of transport	10%-25%
• Furniture and office equipment	6%-40%
• Equipment	12,5%-30%

Land, including that pertaining to buildings, is not depreciated.

ASSETS HELD UNDER FINANCE LEASES

Assets held under finance leases, of which the Group retains substantially all the risks and rewards of ownership, are recognized as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, including bargain purchase options. The amount due to the lessor is included in the balance sheet as financial debt.

Assets held under finance leases are depreciated over the shorter of the lease term and their economic useful lives.

Leases where the lessor retains substantially all the risks and rewards of ownership of the assets are accounted for as operating leases. Operating lease rents are charged to the statement of operations on a straight line basis over the lease terms.

IMPAIRMENT OF ASSETS

Assets with a finite life

During the year, the Group assesses whether there are any indicators of impairment of tangible assets and intangible assets with a finite life. Both internal and external sources of information are used for this purpose. Internal sources include obsolescence or physical damage, and significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources include the market value of the asset, changes in technology, markets or laws, increases in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Group over market capitalization.

The recoverable amount of an asset is the higher of fair value less costs to sell and the value in use. In assessing its value in use, the pre-tax estimated future cash flows are discounted to their present value using a pre-tax discount rate that based on current market interest rates and the risks specific to the asset. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

When the conditions that gave rise to an impairment loss no longer exist, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, up to the carrying amount that would have been recorded had no impairment loss been recognized. A reversal of an impairment loss is recognized as income in the statement of operations.

Intangible assets with an indefinite life

Intangible assets with an indefinite life, including goodwill, are tested for impairment at least annually to assess the recoverable amount of the asset.

The test is conducted in conjunction with the planning process of the Group, near the end of every year. Therefore, the date of testing is the year-end closing date of the financial statements. Goodwill acquired and allocated during the year is tested for impairment by the end of the year in which the acquisition and allocation took place.

To test for impairment, goodwill is allocated, at the date of acquisition, to each cash-generating units or groups of cash-generating units which is expected to benefit from the acquisition. Allocation is made to the lowest level at which goodwill is monitored for management purposes, which is never at a higher level than that of the business segments determined in accordance with IAS 14 (Segment Reporting).

If the carrying amount of the cash-generating unit (or group of cash-generating units) exceeds the recoverable amount, an impairment loss is recognized in the statement of operations. The impairment loss is first recognized as a deduction of the carrying amount of goodwill allocated to the cash-generating unit (or group of cash-generating units) and only then proportionally applied to the carrying amount of the other assets of the cash-generating unit, up to the recoverable amount of the assets. The recoverable amount of a cash-generating unit, or group of units, to which goodwill is allocated, is the higher of fair value less costs to sell and its value in use.

In calculating value in use, the pre-tax estimated future cash flows are discounted to present value using a pre-tax discount rate that reflects current market interest rates and the risks specific to the asset. The future cash flows are derived from the company plans approved by the Board of Directors which generally cover a period of three years, except where longer-term projections are required such as in the case of start-up activities. The long-term growth rate used to estimate the terminal value of the cash-generating unit (or group of cash-generating units) is estimated not higher than the average long-term growth rate of the segment, country or market in which the cash-generating unit (or group of cash-generating units) operate.

Future cash flows are estimated with reference to the current operating conditions of the cash-generating unit and, therefore, do not include either benefits originating from future restructuring for which the entity is not yet committed, or future investments for the improvement or optimization of the cash-generating unit.

For the purpose of calculating impairment, the carrying amount of the cash-generating unit is established based on the same criteria used to determine the recoverable amount of the cash-generating unit, excluding surplus assets (that is, financial assets, deferred tax assets and net discontinued operations) and includes the goodwill attributable to minority interests.

After conducting the goodwill impairment test for the cash-generating unit (or group of cash-generating units), a second level of impairment testing is carried out which includes the corporate assets which do not generate positive cash flows and which cannot be allocated by a reasonable and consistent criteria to the single units. At this second level, the total recoverable amount of all cash-generating units or groups of cash-generating units is compared to the carrying amount of all cash-generating units (or groups of cash-generating units), including also the net assets of those cash-generating units to which no goodwill was allocated and the corporate assets.

FINANCIAL INSTRUMENTS

For the purpose of first- time adoption of IFRS, the Group elected to adopt of IAS 32 (Financial instruments: disclosure and presentation) and IAS 39 (Financial instruments: recognition and measurement) at January 1, 2004, instead of applying the standard for the year beginning January 1, 2005. As allowed by IFRS 1, the designation of financial instruments as a financial asset “at fair value through profit or loss” or “available for sale” and as a financial liability valued at “fair value through profit or loss” has been carried out at the transition date (January 1, 2004) and not at the date of initial recognition.

As permitted by IFRS 1, where certain non-derivative financial assets and/or liabilities relating to transactions prior to January 1, 2004 have been derecognized under previous accounting policies, those assets and/or liabilities have not been recognized and recorded in accordance with IAS 39, except in circumstances where the information needed to apply IAS 39 to assets and/or liabilities derecognized in the past was available at the time of initially accounting for those transactions. The Group has taken advantage of such option and is applying the derecognition of non-derivative financial assets/liabilities prospectively from January 1, 2003. As a consequence, the accounts receivables sold and derecognized during 2003 which did not meet the conditions under IAS 39 for derecognition have been accounted for as assets and a corresponding financial liability established.

Equity investments

Equity investments other than those in subsidiaries, joint ventures and associates (normally below 20% shareholding levels) are classified upon the acquisition as “assets available for sale” or “assets valued at fair value through profit or loss” and included in current or non current assets, respectively.

Such investments are valued at fair value or at cost in the case of unlisted companies or investments whose fair value cannot be determined reliably, adjusted for impairment losses, as required by IAS 39.

Changes in the fair value of equity investments classified as available for sale are recognized in a specific equity reserve until the financial asset is disposed of or impaired; at that moment accumulated gains and losses are recognized in the statement of operations for the year.

Changes in the fair value of equity investments classified as assets valued at fair value through profit or loss are directly recognized in the statement of operations.

Securities Other than Equity Investments

Securities other than equity investments classified as non current assets are those held to maturity. The assets are recorded on the trade date and, on initial recognition, are measured at acquisition cost (which approximates fair value), including transaction costs. Subsequently, they are measured at amortized cost.

Under the amortized cost method, the difference between initial cost of the financial instrument, net of repayments of principal already received, and the amount to be received on maturity is recognized each period until maturity based on the effective interest rate method. Losses are recorded for impairment, or uncollectability.

Securities other than equity investments classified as current assets are included in the following categories:

•	held to maturity: measured at amortized cost;

•	held for trading: measured at fair value through profit or loss;

•	available for sale: measured at fair value with the relevant contra items classified in a specific equity reserve.

When market prices are not available, the fair value of financial instruments is measured using appropriate valuation techniques e.g. discounted cash flow based on market information available at the balance sheet date.

The increase/decrease in the value of securities other than equity investments classified as available for sale is directly recognized in a specific equity reserve (reserve for fair value adjustments of available for sale financial assets) until the financial asset is disposed of or impaired; at that moment accumulated gains and losses are reversed to the statement of operations for the year.

Accounts Receivable and Accounts Payable

Receivables generated by the Group and loans classified both as non-current and current assets are measured at amortized cost.

Receivables with maturities of over one year which bear no interest or an interest rate significantly lower than market rates are discounted using market rates.

Cash and Cash Equivalents

Cash and cash equivalents are recorded, according to their nature, at nominal value or amortized cost.

Cash equivalents are short-term and highly liquid investments that are readily convertible to known amounts of cash, are subject to an insignificant risk of changes in value, and whose original maturity or the remaining maturity at the date of purchase does not exceed 3 months. Included in cash and cash equivalents is the Group’s claim to Euro 450 million in cash held as of December 31, 2005 in Telecom Italia’s Treasury Center.

Impairment of Financial Assets

Assessments are made regularly as to whether there is any objective evidence that a financial asset or a group of financial assets may be impaired. If any such evidence exists, an impairment loss is recognized in the statement of operations for the year.

Financial Liabilities

Financial liabilities include financial debt (including advances received on the assignment of accounts receivable), other financial liabilities such as derivatives and financial lease obligations, and trade payables.

Financial liabilities other than derivatives are initially recognized at fair value less transaction costs and are subsequently measured at amortized cost. The amortized cost is represented by the initial amount of the financial instrument net of repayments of principal already made, adjusted (up or down) on the basis of the “amortization” (using the effective interest method) of any differences between the initial amount and the maturity amount.

Financial liabilities hedged by derivative instruments designed to manage exposure to changes in fair value of the liabilities are measured at fair value in accordance with the hedge accounting principles of IAS 39. Gains and losses arising from re-measurement at fair value are recognized in the statement of operations and are offset by the effective portion of the loss or gain arising from re-measurement at fair value of the hedging instrument.

Financial liabilities hedged by derivative instruments designed to manage exposure to variability in cash flows are measured at amortized cost in accordance with the hedge accounting principles of IAS 39.

INVENTORIES

Inventories of raw materials, semi-finished goods, work in progress and finished goods are valued at the lower of cost or market, cost being determined on a weighted average cost of each purchase. The inventory value includes the direct costs of materials, labor and indirect production costs (variable and fixed). Provision is made for obsolete and slow-moving raw materials, finished goods, spare parts and other supplies based on their expected future use and realizable value.

Stocks of TV productions includes television programs produced in-house or purchased from third parties and not yet broadcast, including rights on television films, series, and the like (and relevant ancillary costs), featuring a duration of less than 12 months, and scripts. For in-house production, the inventory measurement includes only directly attributable costs, while for externally produced goods the specific cost of the weighted average cost of the installments realized but not transferred is included.

DISCONTINUED OPERATIONS

Discontinued operations include assets (or groups of assets to be disposed of) whose carrying amount will be recovered principally through a sale transaction rather than through continuing use.

In accordance with IFRS, discontinued operations are presented as follows in the statement of operations and the balance sheets:

•	in two lines on the balance sheet: Discontinued operations and Liabilities relating to discontinued operations; and

•	in one line in the statement of operations: Net income (loss) from discontinued operations.

EMPLOYEE BENEFITS

Reserve for severance indemnities

The reserve for severance indemnities, to be accrued by Italian companies in accordance with the Italian Civil Code, is considered a defined benefit plan and is based, among other things, on employees’ years of service and remuneration earned by the employee during a pre-determined service period.

The reserve for severance indemnities is determined by independent actuaries using the “Projected Unit Credit” method. For the purpose of first-time adoption of IFRS, and in subsequent years, the Group has elected to recognize all cumulative actuarial gains and losses.

The interest expense related to the discounting of the reserve for severance indemnities is included in personnel cost in the statement of operations.

Stock compensation plans

The Group provides additional benefits to certain members of its senior management and employees through stock compensation plans which are accounted for in accordance with IFRS 2 (Share-based Payments).

Employee stock options are measured at fair value at the grant date using models that take account of circumstances applicable at the date of grant (option exercise price, vesting period, current price of the underlying shares, expected share price volatility, expected dividends and interest rate for a risk-free investment over the option term).

If the right vests after a certain period of time and/or upon attainment of certain performance conditions, the total stock option amount must be apportioned pro-rata temporis over the vesting period and recorded in equity under “Other equity instruments”, with a corresponding amount being recorded in the statement of operations under Personnel cost (given that this is a non-monetary consideration intended to enhance employee loyalty and provide an incentive to improve business performance).

At the end of each reporting period, the previously determined fair value of each option is not restated or updated, but maintained in equity. However, the Group reviews the estimated number of options that will vest until expiry (and therefore the number of employees who will have exercise rights). The change in estimate must be deducted from “Other equity instruments” with a corresponding amount being recorded in the statement of operations under Personnel cost.

When the option expires, the amount reflected in other equity instruments is reclassified as follows: the portion relating to exercised options is reclassified to additional paid-in capital and the portion relating to non-exercised options is reclassified under retained earnings (accumulated losses), including net income (loss) for the year.

The Group elected to apply the exemptions provided by paragraph 25B of IFRS 1 and, therefore, did not apply IFRS 2 to stock option plans granted before November 7, 2002, where the terms and conditions of such plans did not change.

RESERVES FOR RISKS AND FUTURE CHARGES

The Group records provisions when it has an obligation, legal or constructive, to a third party, when it is probable that an outflow of Group resources will be required to satisfy the obligation and a reliable estimate of the amount can be made.

Changes in estimates are reflected in the statement of operations in the period in which the change occur.

TREASURY SHARES

Treasury shares are reported as a deduction from shareholders’ equity. In particular, the nominal value of treasury shares is reported as a deduction from the share capital issued while the excess portion of cost at acquisition over the nominal value is reported as a reduction of other reserves. Reacquired shares that are permanently retired or cancelled are deducted from share capital and additional paid in capital.

FOREIGN CURRENCY TRANSACTIONS

Transactions in foreign currencies are recorded at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the balance sheet date. Exchange differences arising from the settlement of monetary items or from their conversion at rates different from those at which they were initially recorded during the year or in previous financial statements, are recognized in the statement of operations.

REVENUE RECOGNITION

Revenues are recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenues can be reliably measured. Revenues are stated net of discounts, allowances, and returns.

Revenues are recognized in the statement of operations with reference to the proportional performance method of the transaction and only when the outcome of the transaction can be estimated reliably. In detail:

•	revenues for television advertising services are recognized in accordance on the date at which the advertisement is shown. Payments received for advertising services to be rendered in future periods are deferred and recognized at the time the advertising is provided, according to the contractual terms;

•	revenues generated from the sale of pay-per-view smart cards to distributors, without return rights, are recognized at the time of sale in the amount received for the card itself. The amount of credit available to the end user for viewing events and the related direct costs are deferred and recognized as revenues and expenses when the event is broadcast.

INCOME TAXES

Income taxes are recognized in the statement of operations except to the extent that they relate to items directly charged or credited to equity, in which case the related income tax effect is recognized in equity. Provisions for income taxes that could arise on the remittance of a subsidiary’s retained earnings are only made where there is the intention to remit such earnings. Other taxes, other than income taxes, such as property taxes and capital taxes, are included in operating expenses.

Deferred tax liabilities/assets are provided using the “balance sheet liability method”. They are calculated on all temporary differences that arise between the tax base of an asset or liability and the carrying values in the consolidated financial statements except for non tax-deductible goodwill and for those differences related to investments in subsidiaries which will not reverse in the foreseeable future. Deferred income tax assets relating to the carry-forward of unused tax losses and tax credits are recognized to the extent that it is probable that future profits be available against which they can be utilized. Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxing authority and where there is a legally enforceable right of offset. Deferred tax assets and liabilities are determined based on enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Group participates in the consolidated tax return of Telecom Italia and therefore, either receives a cash benefit for the net tax assets used or pays an amount to Telecom Italia for taxes due.

DIVIDENDS

Dividends payable are reported as a change in shareholders’ equity in the year in which they are approved by the shareholders’ meeting.

EARNINGS PER SHARE

Basic earnings per ordinary share is calculated by dividing the Group’s net income attributable to ordinary Shares by the weighted average number of ordinary shares outstanding during the year, excluding treasury shares. Similarly, basic earnings per saving share is calculated by dividing the Group’s net income attributable to saving shares by the weighted average number of saving shares outstanding during the year. For diluted earnings per ordinary share, the weighted average number of shares outstanding is adjusted assuming conversion of all dilutive potential shares. The Group net income is also adjusted to reflect the impact of the conversion of potential shares net of the related tax effects. Common stock equivalents, such as stock options, are not considered in the diluted calculation if they are anti-dilutive.

USE OF SUBJECTIVE ESTIMATES AND VALUATIONS

The preparation of consolidated financial statements and related disclosures that conform to IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Estimates are used in many areas, including accounting for revenues, bad debt provisions, inventory obsolescence and slow moving, depreciation and amortization, asset impairment, employee benefits, taxes, restructuring reserves, provisions and contingencies. Estimates and assumptions are reviewed periodically and the effects of any changes are reflected immediately in the statement of operations.

In the absence of a Standard or an Interpretation that specifically applies to a transaction, management uses its judgment in developing and applying an accounting policy that results in information that is reliable, in that the financial statements:

i.	represent a true and fair view of the financial position, operating result and cash flows of the entity;

ii.	reflect the economic substance of transactions, other events and conditions, and not merely the legal form;

iii.	are neutral, i.e. free from bias;

iv.	are prudent; and

v.	are complete in all material respects.

NEW PRINCIPLES AND INTERPRETATIONS ENDORSED BY THE EUROPEAN UNION BUT NOT YET EFFECTIVE

In accordance with IAS 8 (Accounting Policies, Changes in Estimates and Errors) when a new Standard or Interpretation has been issued but is not yet effective, this fact and known or reasonably estimable information are to be disclosed to assess the possible impact that application of the new Standard or Interpretation will have on the financial statements in the period of initial application.

The IFRS effective from January 1, 2006 or later are hereby disclosed.

AMENDMENTS TO IAS 19—EMPLOYEE BENEFITS

Such amendments, introduced by IASB in December 2004 and endorsed by the European Union in November 2005 (Regulation EC 1910-2005), allow the option to recognize actuarial gains and losses in full in the period in which they occur, outside the consolidated statements of operations and directly in a specific reserve within shareholders’ equity.

The Group does not intend to use this option as it accounts for all actuarial gains and losses immediately in the statement of operations in the year when they occur. Such amendments are effective commencing January 1, 2006.

IFRIC 4—DETERMINING WHETHER AN ARRANGEMENT CONTAINS A LEASE

This interpretation, endorsed by the EU in November 2005 (Regulation EC 1910-2005), states that an arrangement that does not have the legal form of a lease but contains a lease has to be accounted for and classified as a finance or operating lease in accordance with IAS 17 (Leasing).

This Interpretation is effective commencing January 1, 2006.

Management does not expect that the application of this interpretation will have a material impact on the Group consolidated financial statements.

AMENDMENTS TO IAS 39—CASH FLOW HEDGE ACCOUNTING OF FORECAST INTRAGROUP TRANSACTIONS

This amendment to IAS 39 endorsed in 2005 by the EU (Regulation EC 2106/2005) permits the foreign currency risk of a highly probable intragroup forecast transaction to qualify as the hedged item in cash flow hedge in consolidated financial statements, provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect the consolidated statement of operations.

The amendment is effective commencing January 1, 2006 and will have no impact on the Group consolidated financial statements.

AMENDMENT TO IAS 39 AND IFRS 4—FINANCIAL GUARANTEE CONTRACTS

These amendments, endorsed by the EU in January 2006 (regulation EC 108/2006), extend the scope of IAS 39 and provide guidance on the accounting of financial guarantee contracts by the issuer (guarantor).

However, if an issuer of financial guarantee contracts has previously asserted explicitly that it regards such contracts as insurance contracts and has used accounting policies applicable to insurance contracts, it may elect to apply either IAS 39 or IFRS 4 (Insurance Contracts) to such financial guarantee contracts.

Such amendments are effective from January 1, 2006.

The Group applies IAS 39 to these contracts and, consequently, no impact is expected from the application of these provisions.

IFRS 7—FINANCIAL INSTRUMENTS: DISCLOSURES

This Standard, endorsed by the EU in January 2006 (Regulation EC 108/2006), replaces IAS 30 (Disclosures in the financial statements of Banks and similar financial institutions) and includes the disclosure section of IAS 32 (Financial instruments: Disclosure and presentation) with certain amendments and integrations. As a result, IAS 32’s title changes to “Financial instruments: Presentation”.

IFRS 7 will be effective from January 1, 2007.

NOTE 3—GOODWILL AND OTHER INTANGIBLE ASSETS

ASSETS WITH AN INDEFINITE LIFE

The following changes occurred in 2004 and 2005:

Goodwill
(in Euro thousands)
Gross value at December 31, 2003	225,741
Increases	5,948
Decreases	(16,324)

Gross value at December 31, 2004	215,365

Goodwill
(in Euro thousands)
Gross value at December 31, 2004	215,365
Discontinued Operations	(64,149)
Acquisition of business segments	41,545
Decreases	(7,229)

Gross value at December 31, 2005	185,532

At December 31, 2005, goodwill was subject to the impairment test required by IAS 36, using value appraisals conducted by independent experts.

For the purposes of conducting the impairment tests, goodwill was allocated to the Television BU—both the MTV Cash Generating Unit (CGU) for Euro 70,000 thousand, and to the CGU comprising other publishing, network management and La7 Digital Terrestrial operations for a total of Euro 115,532 thousand.

For the purposes of the impairment test, the book value of the assets representing the carrying amounts of the respective CGUs at December 31, 2005, including goodwill, was identified. In the case of MTV (51%-owned), the carrying amount also includes goodwill attributable to minorities.

The carrying amounts of the CGUs were compared with the respective fair values, which were measured using the following methods:

MTV CGU:	Comparable business multiples, calculated as the ratio of Enterprise Value to Revenues 2005 of European broadcasters (source: Datastream)

La7 CGU:	Implicit multiples, calculated as the P/revenues ratio 2005, based on net margins 2005 of European broadcasters (source: Datastream) and the most recent comparable transaction multiples (conducted in 2005 in Italy) for the purpose of measuring the Digital Terrestrial components.

The result of these analyses showed that the fair value of the CGUs was higher than the respective carrying amounts. Therefore, no impairment was recognized.

The second-level impairment test, which takes into account assets not allocated to the CGUs (mainly comprising the corporate assets), was conducted taking into account market capitalization net of so-called surplus assets and the net financial position: this second-level impairment test also showed no reduction in value.

NOTE 4—INTANGIBLE ASSETS WITH A FINITE LIFE

The following changes occurred in 2004 and 2005:

	Development costs	Industrial patents and intellectual property rights	Concessions, licenses, trademarks and similar rights	Other intangible assets	Work in process and advances to suppliers	Total
	(in Euro thousands)
Gross value at December 31, 2004	4,670	64,563	111,586	31,866	3,614	216,299
Discontinued Operations	(4,670)	(24,840)	(56,526)	(28,094)	(2,990)	(117,120)
Additions	—	21,611	5,469	34	10,529	37,643
Acquisition of business segments	—	—	131,169	—	—	131,169
Other changes	—	(14,472)	(9,195)	(1,113)	(624)	(25,404)

Gross value at December 31, 2005	—	46,862	182,503	2,693	10,529	242,587

Amortization at December 31, 2004	(4,664)	(38,965)	(57,524)	(13,657)	—	(114,810)
Discontinued Operations	4,664	17,921	35,149	10,096	—	67,830
Acquisition of business line	—	—	(5,293)	—	—	(5,293)
Amortization for the year	—	(16,379)	(6,431)	(38)	—	(22,848)
Other changes	—	14,877	9,100	993	—	24,970

Amortization at December 31, 2005	—	(22,546)	(24,999)	(2,606)	—	(50,151)

Net book value at December 31, 2004	6	25,598	54,062	18,209	3,614	101,489
Discontinued Operations	(6)	(6,919)	(21,377)	(17,998)	(2,990)	(49,290)
Additions	—	21,611	5,469	34	10,529	37,643
Acquisition of business line	—	—	125,876	—	—	125,876
amount net of amortization	—	—	123,487	—	—	—
Amortization	—	(16,379)	(6,431)	(38)	—	(22,848)
of which amortization of business line acquired	—	—	(2,389)	—	—	—
Other changes	—	405	(95)	(120)	(624)	(434)

Net value at December 31, 2005	—	24,316	157,504	87	10,529	192,436

Net book value at December 31, 2003	136	25,338	36,067	20,386	24,498	106,425
Additions	—	19,287	4,839	5,429	4,167	33,722
Amortization	(114)	(21,169)	(5,928)	(8,498)	—	(35,709)
Other changes	(16)	2,142	19,084	902	(25,021)	(2,949)

Net value at December 31, 2004	6	25,598	54,062	18,209	3,614	101,489

NOTE 5—TANGIBLE ASSETS

Tangible assets decreased by Euro 7,528 thousand, and are recorded net of the relevant accumulated depreciation of Euro 86,169 thousand (Euro 201,586 thousand at December 31, 2004).

The breakdown and changes for the years 2004 and 2005 are as follows:

	Land and buildings	Plant and machinery	Manufacturing and distribution equipment	Other tangible assets	Work in progress and advances to suppliers	Other leased assets	Total
	(in Euro thousands)
Gross value at December 31, 2004	723	102,305	1,893	154,507	2,598	27	262,053
Discontinued Operations	(678)	(11,401)	(914)	(138,555)	(1,536)	—	(153,084)
Additions	—	13,991	94	4,202	8,652	—	26,939
Acquisition of business segments	—	8,854	—	—	—	—	8,854
Disposals	—	(65)	(125)	(520)	—	—	(710)
Other changes	(45)	(3,002)	(30)	(2,027)	160	—	(4,944)

Gross value at December 31, 2005	—	110,682	918	17,607	9,874	27	139,108

	Land and buildings	Plant and machinery	Manufacturing and distribution equipment	Other tangible assets	Work in progress and advances to suppliers	Other leased assets	Total
	(in Euro thousands)
Depreciation at December 31, 2004	(345)	(70,458)	(1,365)	(129,401)	—	(17)	(201,586)
Discontinued Operations	300	9,986	692	120,142	—	—	131,120
Acquisition of business line	—	(6,482)	—	—	—	—	(6,482)
Disposals	—	37	—	471	—	—	508
Depreciation for the year	—	(10,540)	(93)	(3,856)	—	(10)	(14,499)
Other changes	45	2,795	17	1,913	—	—	4,770

Depreciation at December 31, 2005	—	(74,662)	(749)	(10,731)	—	(27)	(86,169)

Net book value at December 31, 2004	378	31,847	528	25,106	2,598	10	60,467
Discontinued Operations	(378)	(1,415)	(222)	(18,413)	(1,536)	—	(21,964)
Additions	—	13,991	94	4,202	8,652	—	26,939
Acquisition of business line	—	2,372	—	—	—	—	2,372
Disposals	—	(28)	(125)	(49)	—	—	(202)
Depreciation	—	(10,540)	(93)	(3,856)	—	(10)	(14,499)
Other changes	—	(207)	(13)	(114)	160	—	(174)

Net book value at December 31, 2005	—	36,020	169	6,876	9,874	—	52,939

Gross value at December 31, 2003	3,253	93,373	2,414	146,987	1,764	42	247,833
Additions	—	13,300	142	11,611	2,913	36	28,002
Disposals	(20)	(1,195)	(24)	(2,473)	—	—	(3,712)
Other changes	(2,510)	(3,173)	(639)	(1,618)	(2,079)	(51)	(10,070)

Gross value at December 31, 2004	723	102,305	1,893	154,507	2,598	27	262,053

Depreciation at December 31, 2003	(1,092)	(62,913)	(1,574)	(119,564)	—	(12)	(185,155)
Disposals	18	1,146	—	2,179	—	—	3,343
Depreciation for the year	(149)	(10,827)	(300)	(13,898)	—	(9)	(25,183)
Other changes	(878)	2,136	509	1,882	—	4	(5,409)

Depreciation at December 31, 2004	(345)	(70,458)	(1,365)	(129,401)	—	(17)	(201,586)

Net book value at December 31, 2003	2,161	30,460	840	27,423	1,764	30	62,678
Additions	—	13,300	142	11,611	2,913	36	28,002
Disposals	(2)	(49)	(24)	(294)	—	—	(369)
Depreciation	(149)	(10,827)	(300)	(13,898)	—	(9)	(25,183)
Other changes	(1,632)	(1,037)	(130)	(264)	(2,079)	(47)	(4,661)

Net book value at December 31, 2004	378	31,847	528	25,106	2,598	10	60,467

NOTE 6—OTHER NON CURRENT ASSETS

Other non-current assets decreased by Euro 76,021 thousand compared to December 31, 2004, and include:

	December 31, 2005	December 31, 2004
	(in Euro thousands)
Equity investments in:
affiliated companies accounted for using the equity method	—	300
other companies	7,442	9,319

	7,442	9,619

Securities and financial receivables
securities other than equity investments	—	244
financial receivables and other non-current financial assets from other parties	6,632	1,351

	6,632	1,595

	December 31, 2005	December 31, 2004
	(in Euro thousands)
Miscellaneous receivables and other non-current assets non-current receivables due to tax consolidation	48,154	126,137
other miscellaneous receivables	190	1,088

	48,344	127,225

Total	62,418	138,439

EQUITY INVESTMENTS

The Group’s equity investments consist of the following:

	December 31, 2004	Discontinued Operations	Investments	Transfers of reimbursement of capital	write-downs	Reclassifications and other movements	December 31, 2005
	(in Euro thousands)
Other companies
Aree Urbane S.r.l.	156	—	—	—	—	—	156
Mia Economia S.r.l.	300	(300)	—	—	—	—	—
Auditel S.r.L.	46	—	—	—	—	—	46
Clipper S.p.A.	1	—	—	—	—	(1)	—

Il Centro Contabile S.p.A.	251	(251)	—	—	—	—	—
Consorzio Antenna Monteconero	2	—	—	—	—	—	2
Consorzio Colle Maddalena	—	—	3	—	—	—	3
Consorzio Emittenti Radiotelevisive	14	—	—	—	—	13	27
Consorzio per Distribuzione Audiovisivo e ITC	5	—	—	—	—	—	5
Fact Based Comunication L.t.d.	—	—	1,708	—	—	—	1,708
Giallo Market	1	—	—	—	—	(1)	—
Italbiz.com Inc.	1	—	—	—	—	—	1
TI audit S.c.a.r.l.	500	—	—	—	—	—	500
Tiglio I S.r.l.	7,136	—	—	(1,787)	(1,180)	—	4,169
Twice Sim S.p.A.	1,206	—	—	—	—	(381)	825

Total	9,619	(551)	1,711	(1,787)	(1,180)	(370)	7,442

The value of the equity investment in Tiglio I Srl decreased by Euro 2,967 thousand as a result of a Euro 1,787 thousand pay-out of reserves to shareholders and to the write-down recorded to align the company’s book value to its estimated fair value. None of these investments are tradeable in a liquid market, and have therefore been generally carried at cost.

SECURITIES AND MISCELLANEOUS RECEIVABLES

	December 31, 2005	December 31, 2004
	(in Euro thousands)
Securities other than equity investments		244
Non-current financial receivables:
Financial receivables from Group companies and other related parties	173	—
Other financial receivables from third parties	5,014	—
Loans to staff	1,445	1,351

Total securities and non-current financial receivables	6,632	1,595
Miscellaneous non-current receivables:
Accounts receivables from the Parent Company for National Tax Consolidation	48,154	126,137
Tax credits for advances on withholding employee severance indemnities taxes	15	517
Deposits for third parties as collateral	175	571

Total non-current miscellaneous receivables	48,344	127,225

Total securities and miscellaneous receivables	54,976	128,820

NON-CURRENT SECURITIES AND FINANCIAL RECEIVABLES

This item includes a Euro 5,104 thousand receivable for the deposit made with Banca Intesa in connection with the acquisition of Elefante TV. The depository bank will deliver this sum to the counterparty 24 months after the acquisition date as the final installment payment of the price, if by that date there are no disputes over the contractual guarantees given by the seller.

OTHER NON-CURRENT MISCELLANEOUS RECEIVABLES

This item includes Euro 48,154 thousand for receivables due from the Parent Company Telecom Italia for the recognition of the tax benefit contributed by the Group to the consolidated national tax return of Telecom Italia. At December 31, 2004, this item amounted to Euro 126,137 thousand and was reclassified to current assets since, in accordance with contractual agreements, collection is expected to take place in June 2006.

NOTE 7—DEFERRED TAX ASSETS AND RESERVE FOR DEFERRED TAXES

	December 31, 2005	December 31, 2004
	(in Euro thousands)
Deferred tax assets	30,266	52,970
Reserve for deferred taxes	(40,823)	(69)

Total	(10,557)	52,901

Deferred tax assets:
Write-down of equity investments	20,050	35,420
Reserves for risks and future charges	2,444	4,772
Allowance for doubtful accounts	3,506	5,073
Tax losses	—	2,963
Other prepaid taxes	4,266	4,742

	30,266	52,970

Reserve for deferred taxes:
Acquisition of business units	(40,794)	—
Accelerated depreciation	(29)	(69)

	(40,823)	(69)

Total deferred tax assets, net of deferred tax reserves	(10,557)	52,901

Year of expiry	(in Euro thousands)
2006	954
2007	7,170
2008	284,724
2009	1,119
2010	562
Expiring beyond 2010	—
With no expiry date	20,211

Total tax loss carry-forward	314,740

CURRENT ASSETS

NOTE 8—INVENTORIES

Inventories are summarized as follows:

	December 31, 2005	December 31, 2004	Change
	(in Euro thousands)
Raw materials and supplies	—	17	(17)
Work in progress and semifinished goods	—	49	(49)
Finished goods	3,834	16,736	(12,902)
Advances on inventories	335	—	335

Total (historical data)	4,169	16,802	(12,633)

Discontinued Operations	—	(15,094)	15,094

Total	4,169	1,708	2,461

Net of discontinued operations (Internet e Office), inventories increased by Euro 2,461 thousand from December 31, 2004 and primarily related to La7 Televisioni for TV programs that have been produced or purchased but have not yet been broadcast. It includes pay-per-view smart cards for approximately Euro 3,055 thousand.

NOTE 9—TRADE AND MISCELLANEOUS RECEIVABLES AND OTHER CURRENT ASSETS

Trade and miscellaneous receivables and other current assets decreased by Euro 29,358 thousand compared to December 31, 2004.

	December 31, 2005	December 31, 2004	Change	of which Discontinued Operations
	(in Euro thousands)
Accounts receivable for contract works	—	987	(987)	—

Trade receivables
—Trade receivables	93,216	155,044	(61,828)	(78,071)
—Accounts receivable from Group companies and other related parties	4,014	59,741	(55,727)	(53,877)

	97,230	214,785	(117,555)	(131,948)

Miscellaneous receivables and other current assets
—Other receivables	137,823	42,102	95,721	(8,750)
—Commercial and miscellaneous prepaid expenses	2,198	8,735	(6,537)	(8,255)

	140,021	50,837	89,184	(17,005)

Total	237,251	266,609	(29,358)	(148,953)

TRADE RECEIVABLES

Trade receivables

Net of write-downs, trade receivables totaled Euro 93,216 thousand and mainly relates to La7 Televisioni S.p.A. for Euro 34,912 thousand and MTV Pubblicità S.r.l. for Euro 30,969 thousand. The allowance for doubtful accounts was Euro 10,344 thousand (Euro 9,362 thousand in 2004).

Accounts receivable from group companies and other related parties

Euro 1,766 thousand of the total above relates to receivables from Telecom Italia and Euro 1,326 thousand to receivables from Telecom Italia Media Italia S.p.A..

MISCELLANEOUS RECEIVABLES OTHER CURRENT ASSETS

Miscellaneous receivables

This item increased by Euro 95,721 thousand compared to December 31, 2004, and includes:

	December 31, 2005	December 31, 2004
	(in Euro thousands)
Advances to suppliers	2,616	8,422
Accounts receivable from personnel	299	512
Accounts receivable from tax authorities	365	13,438
Other items	134,543	19,730

Total	137,823	42,102

Other items include Euro 126,857 thousand in receivables due from the Parent Company Telecom Italia S.p.A. for the tax losses recognized in 2004 in accordance with the National Tax Consolidation for which payment is expected in June 2006.

It also includes Euro 3,895 thousand in receivables due from Group companies and other related parties, mainly from Telecom Italia S.p.A.

NOTE 10—FINANCIAL RECEIVABLES AND OTHER CURRENT FINANCIAL ASSETS

	December 31, 2005	December 31, 2004
	(in Euro thousands)
Deposits for temporary use of liquidity with original maturity exceeding 90 days but not exceeding 12 months	—	12
Other short-term financial receivables	198	291
Total	198	303

NOTE 11—CASH AND CASH EQUIVALENTS

	December 31, 2005	December 31, 2004
	(in Euro thousands)
Cash at bank, financial and postal institutes	235	3,707
Checks	—	844
Cash	130	138
Accounts receivables and deposits for cash flexibility	449,850	—
Total	450,215	4,689

Cash and other cash equivalents amounted to Euro 450,215 thousand, an increase of Euro 445,626 thousand attributable to the cash proceeds from the sale of the Internet operations to Telecom Italia in June 2005, net of amounts paid. Included in cash equivalents is the account receivable that Telecom Italia Media has with Telecom Italia, which represents the claim to the cash assets of Telecom Italia. The Telecom Italia Group operates a cash treasury sweep function, whereby all subsidiary cash, including Telecom Italia Media’s, is swept into a common account on nightly basis. Telecom Italia Media maintains a written agreement with Telecom Italia that requires, among other things, that they provide cash funding when necessary and on demand. Given the on demand nature of this asset, it is classified as a cash equivalent in the accompanying financial statements.

NOTE 12—DISCONTINUED OPERATIONS

In the financial statements for the year ended December 31, 2005, Gruppo Buffetti—held for sale at December 31, 2005—and the Internet BU (Matrix, Finanziaria Web, la Divisione Tin.it della Telecom Italia Media S.p.A., Emaxtrade e KMatrix)—sold on June 1, 2005—were classified as Discontinued Operations.

Only the operating results of the first five months were considered for the Internet Business Unit, while amounts for Gruppo Buffetti included both the income statement and the balance sheet for the entire year since the sale was finalized in the first days of January 2006.

The balance sheet items subject to reclassification are as follows:

December 31, 2005
(in Euro thousands)
Discontinued operations:
of a financial nature	3,616
of a non-financial nature	112,760

Total	116,376

Liabilities related to discontinued operations:
of a financial nature	19,443
of a non-financial nature	40,433

Total	59,876

Net income from Discontinued Operations amounted to Euro 892,461 thousand and includes the revenues and expenses generated by the Company’s Internet operations (sold on June 1, 2005) for the period from January 1—May 31 and those generated by the Office BU (held for sale) for 2005. The amount also includes the capital gain on the sale of these business units and the incidental expenses relating to the transactions. These transactions are described in the Corporate Transactions section of this report.

The table below reports the key financial data of the discontinued operations:

	Year 2005			Year 2004
	Internet BU	Buffetti Group	Total	Internet BU	Buffetti Group	Total
	(in Euro thousands)
Revenues	130,415	126,007	256,422	300,632	126,750	427,382
Operating costs	(114,051)	(121,763)	(235,814)	(276,844)	(123,714)	(400,558)
Income (loss) from discontinued operations before taxes	16,364	4,244	20,608	23,788	3,036	26,824
Income taxes	(6,097)	(3,445)	(9,542)	(12,997)	(2,183)	(15,180)

	Year 2005			Year 2004
	Internet BU	Buffetti Group	Total	Internet BU	Buffetti Group	Total
	(in Euro thousands)
Income (loss) from discontinued operations after taxes	10,267	799	11,066	10,791	853	11,644
Gains/losses from discontinued operations and ancillary charges	889,946	(8,551)	881,395	—	—	—
Net income (loss) from discontinued operations	900,213	(7,752)	892,461	10,791	853	11,644

Below is the income statement for 2004 reclassified taking into account the different presentation method for the Internet and Office business units prescribed by IFRS 5:

	Year 2004 historical data	Internet BU	Office BU	Other charges	Year 2004
	(in Euro thousands)
Revenues	593,807	300,632	126,750	1,420	167,845
Other income	26,389	4,408	2,795	671	19,857

Total operating revenues and other income	620,196	305,040	129,545	2,091	187,702

Purchase of materials and external services	(470,845)	(204,728)	(107,180)	(1,614)	(160,551)
Personnel costs	(115,066)	(34,520)	(11,550)	(434)	(69,430)
Other operating expenses	(42,092)	(12,073)	(2,896)	(27)	(27,150)
Changes in inventories	1,254	—	131	—	1,123
Capitalized internal construction costs	4,075	—	—	(16)	4,059

Depreciation and amortization	(60,893)	(27,901)	(4,580)	—	(28,412)
Gains/losses on disposal of non-current assets	1,054	(19)	(7)	—	1,080
Impairment losses/reversals of non-current assets	(3,202)	(1,490)	—	—	(1,712)

Operating income (loss)	(65,519)	24,309	3,463	—	(93,291)

Net financial expenses	(282,749)	(521)	(427)	—	(281,801)

Income (loss) from continuing operations before taxes	(348,268)	23,788	3,036	—	(375,092)

Income taxes	122,993	(12,997)	(2,183)	—	138,173
Income (loss) from continuing operations	(225,275)	10,791	853	—	(236,919)

Net income (loss) from discontinued operations	—	—	—	11,644	11,644

Income (loss)	(225,275)	10,791	853	11,644	(225,275)

Net income (loss) attributable to the Parent	(226,281)	11,439	853	12,292	(226,281)
Net income (loss) attributable of Minority Interests	1,006	(648)	—	(648)	1,006

NOTE 13—SHAREHOLDERS’ EQUITY

Shareholders’ equity increased by Euro 657,208 thousand compared to December 31, 2004 and is made up of the following:

	December 31, 2005	December 31, 2004
	(in Euro thousands)
Group Shareholders’ equity:
Share capital	100,327	111,108
Reserves	189,665	341,669
Retained earnings (accumulated losses), including net income (loss) for the year	718,095	(104,141)

	1,008,087	348,636
Shareholders’ equity attributable to minority interests	12,735	14,978

Total	1,020,822	363,614

SHARE CAPITAL

The share capital of Telecom Italia Media S.p.A. consists of 3,289,272,469 ordinary shares and 54,969,513 savings shares, all of which have a par value of Euro 0.03 each. In 2005, share capital decreased Euro 10,781 thousand as a result of the cancellation of treasury shares acquired as part of the buy-back program completed in June 2005 (Euro 11,111 thousand), partially offset by an increase from the exercise of stock options (Euro 330 thousand).

With regard to potential future changes in share capital, the following options were still in circulation at December 31, 2005:

•	25,254,830 options of the “2005 Plan”, each bearing the right to subscribe one ordinary share at the price of Euro 0.3826 per share;

•	2,250,000 options of the “Key People Plan”, each bearing the right to subscribe one ordinary share at the price of Euro 0.8532 per share.

Reserves and retained earnings pertaining to Telecom Italia Media S.p.A.

In addition to the reserves of Telecom Italia Media, the reserves and retained earnings item pertaining to Telecom Italia Media S.p.A. also includes, reserves of consolidated subsidiaries for undistributed dividends, exchange reserves, and other tax-deferred reserves. Dividends to be paid by the Company, if any, are to be based on the stand alone, non-consolidated financial statements of the Company. These financial statements are based on local Italian accounting and legal principles, and therefore the equity available for distribution could be different from the retained earnings in the accompanying financial statements.

Non-Current Liabilities

NOTE 14—FINANCIAL LIABILITIES (CURRENT AND NON-CURRENT)

This item includes:

	December 31, 2005	December 31, 2004
	(in Euro thousands)
Financial debt (medium/long-term share):
Due to banks	—	98
Other financial liabilities	5,019

	5,019	98
Medium/long-term liabilities for leased assets	20	31
Other medium/long-term liabilities	48	122

Total Medium/long-term financial liabilities (A)	5,087	251

Short-term borrowings:
Due to banks	7	3,668
Other financial liabilities	5	173,350

	12	177,018
Short-term borrowings for leased assets	16	23
Other short-term borrowings	12	11

Total short-term borrowings (B)	40	177,052

Total financial liabilities C=(A+B)	5,127	177,303

NOTE 15—EMPLOYEE SEVERANCE INDEMNITIES AND OTHER EMPLOYEE-RELATED RESERVES

The following changes occurred during the year:

	December 31, 2004	Discontinued Operations	Provisions	Indemnities paid to employees that are no longer in office	Advances	Uses for pension funds	Other changes	December 31, 2005
	(in Euro thousands)
Reserve for employee severance indemnities	23,128	(9,252)	2,965	(495)	(490)	(360)	(2,473)	13,023
Fund for pensions and similar obligations	170	—	—	—	—	—	(170)	—
Funds for employee outflow incentives (payable after 12 months)	460	(460)	—	—	—	—	—	—

Total	23,758	(9,712)	2,965	(495)	(490)	(360)	(2,643)	13,023

In applying Accounting Standard IAS 19 for the valuation of the employee severance fund, the company used the Projected Unit Credit Cost method consisting of the following steps:

•	On the basis of a series of financial assumptions (cost-of-living increases, pay increases), the Group projects possible future benefits that could be issued for each employee enrolled in the program in cases of retirement, decease, disability, resignation, etc. The estimate of future benefits includes any increases corresponding to further seniority of service accumulated, as well as the presumable increase in the level of pay received at the valuation date;

•	Based on the annual interest rate adopted and the probability that each benefit has to be effectively issued, the Group calculated the average present value of future benefits;

•	The Group defined the liability for each company, identifying the share of the average present value of future benefits relating to the benefit already accumulated by the employee in the company at the valuation date.

•	On the basis of the liability calculated as described above and the reserve set aside in the balance sheet for Italian civil law purposes, the Group identified the valid recognized reserve for IAS purposes.

In detail, the Group adopted the following assumptions:

Economic forecasts	Executives	Non-executives
Increase in the cost of life	2.0% per year	2.0% per year
Discount rate	4.0% per year	4.0% per year
Remuneration increase:
—up to 40 years of age	3.0% per year	3.0% per year
—over 40 years but up to 55 years of age	2.5% per year	2.5% per year
—over 55 years of age	2.0% per year	2.0% per year

Demographic forecasts	Executives	Non-executives
Death probability	RG 48 mortality rate table published by the Italian General Accounting Office	RG 48 mortality rate table published by the Italian General Accounting Office
Invalidity probability	Unisex tables drawn up by the national Research Council, reduced by 80%	Unisex tables drawn up by the national Research Council, reduced by 80%
Resignation probability
—up to 40 years	3.0% per year	3.0% per year
—up to 50 years	1.5% per year	1.5% per year
—up to 55 years	non-existent	non-existent

Retirement probability:
—35 years of employment (57 years of age)	35%	60%
—over 35 years of employment (65 years of age)	15%	10%
—65 years of age	100%	100%
Receiving a 70% advance on allowances for severance indemnities at year-start	3.00% per year	3.00% per year

NOTE 16—RESERVES FOR RISKS AND ACCRUALS

Reserves for risks and future charges consist of the following:

	Charges for the year
	December 31, 2004	Discontinued Operations	Provisions	Uses	Other net changes/ reclassifications	December 31, 2005
	(in Euro thousands)
Reserve for taxes	116	—	120	—	(236)	—
Reserve for litigation risks	1,479	(81)		—	(1,398)	—
Reserve for risks and charges on equity investments and corporate transactions	622	(252)	—	—	(370)	—
Reserve for contractual risks	1,902	(198)	—	—	(1,621)	83
Other reserves	13,107	(5,676)	700	(90)	(6,714)	1,327
Total reserves for risks and future charges (non-current share)	17,226	(6,207)	820	(90)	(10,339)	1,410

Reserve for taxes	—	—	52	(21)	116	147
Reserve for litigation risks	—	—	—	—	1,013	1,013
Reserve for risks and charges on equity investments and corporate transactions	24	(24)	627	—	358	985
Reserve for contractual risks	35	(35)	240	(141)	3,864	3,963
Other reserves	—	—	3,594	(2,779)	4,663	5,478

Total reserves for risks and future charges (current share)	59	(59)	4,513	(2,941)	10,014	11,586

Total reserves for risks and future charges	17,285	(6,266)	5,333	(3,031)	(325)	12,996

The reserve for future risks and charges (non-current share) amounted to Euro 1,410 thousand and includes the fund for future risks and charges of MTV Italia and MTV Pubblicità totaling Euro 1,327 thousand and the fund for commercial and contractual risks amounting to Euro 83 thousand.

The reserve for future risks and charges (current portion) amounted to Euro 11,586 thousand, consisting mainly of Euro 1,013 thousand in the risks reserve for Telecom Italia Media S.p.A. legal disputes, Euro 3,963 thousand in the contractual risks reserve attributable to the television sector for possible risks on several contracts, and Euro 5,478 thousand in other future risks and charges reserves attributable to labor, welfare, and legal disputes involving La7 Televisioni S.p.A..

NOTE 17—MISCELLANEOUS PAYABLES AND OTHER NON-CURRENT LIABILITIES

	December 31, 2005	December 31, 2004
	(in Euro thousands)
Capital grants	17	—
Medium/long-term deferred income	—	5
Other accounts payable and liabilities	533	40

Total	550	45

Other payables and liabilities amounted to Euro 533 thousand, consisting of Telecom Italia Media Broadcasting payables for the National Tax Consolidation due to Telecom Italia S.p.A. beyond 12 months.

NOTE 18—TRADE PAYABLES, TAX PAYABLES, MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES

	December 31, 2005	December 31, 2004	Change	of which Discontinued Operations
	(in Euro thousands)
Trade payables:
—trade payable	121,914	149,921	(28,007)	(60,091)
—payables to Group companies and other related parties	19,912	63,926	(44,014)	(53,353)

	141,826	213,847	(72,021)	(113,444)

Taxes payable	5,200	8,353	(3,153)	(1,933)
Accounts payable for contract work		980	(980)
Miscellaneous payables and other current liabilities:
—amounts due for short-term pay to personnel	11,817	17,260	(5,443)	(5,535)
—contributions to pension and social security institutions	4,391	6,220	(1,829)	(2,041)
—short-term commercial and other deferred income	914	14,454	(13,540)	(14,351)
—advances	6,809	114	6,695
—other current liabilities	7,626	13,279	(5,653)	(3,793)
—reserves for taxes, for the portions expected to be paid within 12 months	147	—	147	—
—reserves for risks and future charges, for the portions expected to be paid within 12 months	11,439	59	11,380	(59)
—reserves for employees (other than employee severance indemnities) for the portions expected to be paid within 12 months)	—	600	(600)	(600)

	December 31, 2005	December 31, 2004	Change	of which Discontinued Operations
	(in Euro thousands)
	43,143	51,986	(8,843)	(26,379)

	48,343	61,319	(12,976)	(28,312)

Total	190,169	275,166	(84,997)	(141,756)

TRADE PAYABLES

Trade payable

This item decreased by Euro 28,007 thousand from Euro 149,921 thousand at December 31, 2004, and mainly includes amounts due for the acquisition of television rights and programs for La7 Televisioni and MTV Italia for Euro 60,033 thousand and Euro 2,374 thousand, respectively.

Trade payables due to Group companies and other related parties

This item includes Euro 14,496 thousand due to the Parent Company Telecom Italia S.p.A. for administrative service contracts, development of software, new DTT and telephone use systems. In detail, Telecom Italia Media S.p.A. owes Euro 4,904 thousand, Telecom Italia Media Broadcasting Srl owes Euro 4,904 thousand, and La7 Televisioni S.p.A owes Euro 3,380 thousand.

MISCELLANEOUS PAYABLE AND OTHER CURRENT LIABILITIES

Taxes payable

This item decreased by Euro 3,153 thousand compared to December 31, 2004 (Euro 8,353 thousand). It includes Euro 2,595 thousand in income taxes due and Euro 2,605 thousand in other taxes mainly attributable to withholding tax and IRPEF withholding due to the tax authorities on pay to independent consultants, professionals, and employees, settled in January 2006.

Amounts due for short-term pay to personnel

This item decreased Euro 5,443 thousand from Euro 17,260 thousand at year-end 2004. It includes accumulated wages payable to employees but not yet paid, mainly pertaining to La7 Televisioni S.p.A. for Euro 4,535 thousand, Telecom Italia Media S.p.A. for Euro 2,554 thousand, MTV Italia Srl for Euro 2,135 thousand, and MTV Pubblicità for Euro 1,225 thousand.

Contributions to pension and social security institutions

This account refers to contributions to pension and social security institutions that have matured and have not yet been paid mainly relative to La7 Televisioni S.p.A. for Euro 2,345 thousand, and to MTV Italia S.r.l. for Euro 845 thousand.

Advance payments for operations

This item increased by Euro 6,695 thousand compared to December 31, 2004 (Euro 114 thousand) and is mainly attributable to the Television sector. They refer to sales of rechargeable Smart Cards (La7 Cartapiù) delivered to distributors for resale, necessary for the pay-per-view of events broadcast in DTT.

Other current liabilities

This item decreased by Euro 5,653 thousand. It consists of Euro 307 thousand in Telecom Italia Media Broadcasting payables to Telecom Italia S.p.A. for the National Tax Consolidation, Euro 2,387 thousand in miscellaneous payables to Group companies and other related parties, mainly attributable to payables due to the Parent Company Telecom Italia S.p.A., and Euro 4,932 thousand in other amounts due to third parties, mainly Euro 2,201 thousand to H.M.C. S.p.A., Euro 1,267 thousand to Telecom Italia Media S.p.A., and Euro 750 thousand to MTV Group.

NOTE 19—COMMITMENTS AND OTHER CONTINGENT LIABILITIES

This item amounted to Euro 119,686 thousand, consisting of the following:

GUARANTEES PROVIDED

These include the following:

•	other guarantees on behalf of third parties (Euro 11,466 thousand), related to guarantees given by Telecom Italia Media S.p.A. to the purchasers of Data House S.p.A. and GPP S.p.A. as part of the transactions to dispose of these companies;

•	contractual obligations (Euro 2,666 thousand) of Gruppo Buffetti S.p.A. to Elerto for the fulfillment of the obligations related to the sale of the interest in IS Products S.p.A. backed by bank guarantees;

•	contractual commitments (Euro 176 thousand) given by MTV Italia Srl and MTV Pubblicità Srl for normal company operations backed by bank guarantees;

•	sureties (Euro 1,957 thousand) issued by Gruppo Buffetti S.p.A. for normal company operations;

•	performance bonds in the interest of other companies (Euro 2,617 thousand) refer to the counter-guarantees issued to Telecom Italia S.p.A. against the guarantees, including the portion covering Telecom Italia Media S.p.A., that the Group issued in favor of banks that extended credit lines for the Tiglio and Aree Urbane project.

PURCHASE AND SALES COMMITMENTS

This item mainly refers to the commitment to sell the equity investment in Gruppo Buffetti S.p.A. to Palladio Finanziaria S.p.A. and Dylog Italia S.p.A. pursuant to the contract executed on September 26, 2005.

OTHER

This item mainly consists of guarantees granted by Telecom Italia S.p.A. in favor of tax authorities in the interest of Telecom Italia Media Group companies (including Euro 17,985 thousand for H.M.C. S.p.A., Euro 12,801 thousand for La7 Televisioni S.p.A., and Euro 3,236 thousand for other Group companies) in guarantee of receivables resulting from VAT declarations for the years 2002-2004, offset at Group VAT settlement.

NOTE 20—LITIGATION

Cecchi Gori litigation

Litigation brought against Telecom Italia Media by the Cecchi Gori Group with regard to Telecom Italia Media’s acquisition of the television companies, has resulted in the following rulings:

(i) Arbitration

The arbitration proceedings brought by the Cecchi Gori Group Fin.Ma.Vi (“Finmavi”) and Cecchi Gori Group Media Holding (“Media”), seeking recovery of their controlling interest in the broadcasting companies or, alternatively, compensatory damages—quantifiable at about Euro 500 million—was decided in favor of Telecom Italia Media on October 1, 2003, with an award that dismissed all the claims raised by Finmavi and Media.

The award was declared executory by decree of the Tribunal of Milan dated December 22, 2003, notified to both the claimants on February 25, 2004. The claimants did not appeal the award within the time period imposed under law, with the result that the award is now final and binding on the parties to the dispute.

(ii) Deed of Pledge

These legal proceedings were brought by Finmavi and by Media before the Tribunal of Milan seeking a declaration of nullity and the setting aside of the deed of pledge under which the shares in Cecchi Gori Communications S.p.A.—now HMC (the holding company of the broadcasting group)—held by Media were pledged in favor of Seat PG (now Telecom Italia Media). Through decision No. 881 of January 7, 2004, the Tribunal of Milan dismissed all the claims raised by the plaintiffs, ordering the latter to bear all the costs of court. This decision has been appealed by Finmavi and Media before the Court of Appeal of Milan and the hearing for the filing of conclusions was held on October 4, 2005. To date, the parties have already filed their conclusions and pleadings in answer, and are now waiting for the Court of Appeal of Milan to hand down its judgment.

(iii) Extra-contractual liability

This case focuses on the ordinary proceedings brought by Finmavi, by Media and Vittorio Cecchi Gori personally, before the Tribunal of Milan against Telecom Italia Media seeking a finding that Telecom Italia Media bears extra-contractual liability for its conduct in the management of Cecchi Gori Communications S.p.A. (now HMC) and the performance of the agreement of August 7, 2000, for the purchase of the broadcasting companies owned by the Cecchi Gori Group. The plaintiffs were awarded compensatory damages in the amount of about Euro 500 million. This case is basically a repetition, under a different procedure, of the claims already raised both during the arbitration proceedings mentioned in point (i) above and in the currently pending appellate proceedings mentioned in point (ii).

At the last hearing on December 13, 2005, the parties submitted their respective conclusions. Accordingly, after the parties have filed their final written pleadings and answering submissions (by February 11, 2006 and March 3, 2006, respectively), the Court of Milan will hand down its judgment.

(iv) Proceedings for the annulment of the General Meeting Resolutions of April 27, 2001

These proceedings were brought by Finmavi and Media against Telecom Italia Media (formerly Seat PG) and HMC itself (formerly Cecchi Gori Communications S.p.A.), regarding the resolutions passed on April 27, 2001, by the Ordinary and Special General Meeting of Shareholders of Cecchi Gori Communications S.p.A. (now HMC) for the approval of the Financial Statements for the year ended December 31, 2000, as well as the total write off, due to losses, of the company’s share capital and the consequent replenishment of the same. At first instance, the Tribunal of Rome dismissed the objections raised against the resolutions and ordered Finmavi and Media to bear the costs of court.

Upon appeal, by judgment of November 8, 2005, the Court of Appeal of Rome upheld the decision at first instance, dismissing all the motions filed by Finmavi and Media, and ordering the latter to the payment of costs in favor of each of the respondents in the amount of Euro 19,000.00 by way of legal costs, Euro 4,000.00 in costs of court and Euro 300,00 covering expenses.

(v) Proceedings for the annulment of the General Meeting Resolution of August 11, 2000

These proceedings were brought by Finmavi and Media against Cecchi Gori Communications S.p.A. (now HMC), seeking the annulment of the resolutions of August 11, 2000 through which the Special General Meeting of Shareholders of Cecchi Gori Communications S.p.A., amended the latter company’s Bylaws with a view to attributing special rights to category ‘B’ shares.

Telecom Italia Media (formerly Seat PG) intervened in the proceedings on June 25, 2001. At first instance, the Court of Rome dismissed the objections raised against the resolutions and ordered Finmavi and Media to bear the costs of court.

The Court’s decision has been appealed in proceedings currently pending before the Court of Appeal of Rome; the parties are to submit their conclusions at the hearing of April 28, 2006. Following the submission of conclusions, the final written pleadings and answering submissions must be filed (by June 27, 2006 and July 17, 2006, respectively). Thereafter, the Court of Appeal of Rome will hand down its judgment.

Settlement with the De Agostini Group

On June 28, 2004, Telecom Italia Media settled the dispute under arbitration with the De Agostini Group concerning the agreement entered into on September 20, 2000 regarding, among other things, the purchase of a 40% stake in Finanziaria Web (which held a 66% stake in Matrix, the owner of the Virgilio portal). Under the settlement, which supersedes the agreement dated September 20, 2000, De Agostini Invest transferred its entire stake in Finanziaria Web to Telecom Italia Media (which already held a 60% stake in the company). Instead of the initially agreed price of €700 million, Telecom Italia Media paid €287 million, in addition to €38 million that had already been paid to De Agostini Invest as from July 2001 to cover losses and to recapitalize Finanziaria Web.

On July 9, 2004, Telecom Italia Media transferred the stake in Finanziaria Web acquired from De Agostini Invest to Vertico S.p.A. (a wholly-owned subsidiary of Telecom Italia that held a 33.3% stake in Matrix). The sale was concluded at the price of €42.6 million, based on a valuation made by external consultants. Telecom Italia Media thus reduced its financial exposure while maintaining unchanged control over Matrix, and consolidated the existing commercial collaboration between Telecom Italia and Matrix/Virgilio in the Internet sector. The Group recorded a loss of Euro 130 million on the settlement.

Commitments and other guarantees

Assets deposited at third-party premises as collateral amounted to Euro 4,170 thousand and refer to the equity investment in Tiglio I pledged as collateral in favor of financial institutions that finance the Company itself.

NOTES—INCOME STATEMENT ITEMS

NOTE 21—OPERATING REVENUES AND OTHER INCOME

	Year 2005	Year 2004
	(in Euro thousands)
Sales and service revenues	179,750	168,424
Contract work in process	—	(579)
Total revenues	179,750	167,845
Other income	10,699	19,857

Total operating revenues and other income	190,449	187,702

NOTE 22—REVENUES

Revenues increased by 11,905 thousand (+7.1%) to Euro 179,750 thousand compared to FY 2004; the breakdown by business unit is as follows:

	Year 2005	Year 2004
	(in Euro thousands)
Television	172,544	138,218
News	6,748	4,652
Other	1,071	41,058
Consolidation adjustments	(613)	(16,083)

Revenues from activities of the Group	179,750	167,845

Television revenues increased by Euro 34,326 thousand, including Euro 11,648 thousand in revenues from new Digital Terrestrial operations, in particular the sale of pay-per-view events (Euro 7,723 thousand) and smart card sales (Euro 2,186 thousand).

Other operations decreased Euro 39,987 thousand, attributable to the change in the area of consolidation following the sales of Databank (Euro 9,557 thousand), Televoice (Euro 21,004 thousand) and Gruppo GPP (Euro 9,426 thousand).

The breakdown by country is set out in the table below:

	Year 2005	Year 2004
	(in Euro thousands)
Revenues by Country
Italy	149,308	163,522
Austria	98	35
Belgium	1,390	859
Denmark	—	22
Spain	1,035	3,053
France	816	17
UK	25,202	34
Germany	1,035	161
Netherlands	—	13
Ireland	—	33

Total European Union	178,884	167,749

Switzerland	596	1

Total EFTA countries	596	1

Principality of Monaco	215	—
San Marino	—	44
Turkey	—	4

Total Rest of Europe	215	48

New Zealand	—	1
Singapore	1	—

Total Asia	1	1

USA and Canada	50	46

Argentina	3	—
Brazil	—	46

Total South America	3	46

Australia	1	—

Total revenues	179,750	167,845

NOTE 23—OTHER INCOME

Other income decreased to Euro 9,158 thousand from Euro 19,857 thousand in 2004 which included higher collections from service costs and personnel. The breakdown is as follows:

	Year 2005	Year 2004
	(in Euro thousands)
Contributions/grants	296	219
Use of funds	1,530	3,387
Extraordinary income reserve reversals	3,440	3,506
Other extraordinary revenue and income	5,433	12,745

Other income	10,699	19,857

The decrease of Euro 7,312 thousand in other extraordinary revenue and income is mainly attributable to the increase in collections of service and personnel costs and income from the Euro 4,500 thousand in damages paid in the Edison litigation included in the 2004 figure.

NOTE 24—PURCHASES OF MATERIALS AND EXTERNAL SERVICES

Purchases of materials and external services amounted to Euro 39,340 thousand, a 24.5% increase compared to 2004, broken down as follows:

	Year 2005	Year 2004
	(a)	(b)
	(in Euro thousands)
Raw materials, supplies and merchandise	12,322	8,611
Services	124,557	94,098
Use of property not owned	65,163	59,693
Fees to external personnel	(1,879)	(1,804)
Other charges related to personnel	(735)
Extraordinary charges related to corporate transactions	467	18
Differences from intra-group reconciliation	(4)	(65)

Total purchase of materials and external services	199,891	160,551

The item consists of:

PURCHASES OF RAW MATERIALS, SUPPLIES AND MERCHANDISE

This item mainly refers to material and other goods used for operations. It increased by Euro 3,711 thousand from 2004 (43.1%) and is attributable to the Television BU for Euro 4,700 thousand, partially offset by the change in the consolidation area following the sale of the GPP Group (Euro 791 thousand), Databank and Televoice (Euro 211 thousand) to third parties.

SERVICES

Purchase costs for services amounted to Euro 124,557 thousand, up Euro 30,459 thousand from Euro 94,098 thousand in 2004. It includes services for operations, royalties, and other rights. Furthermore, there was a Euro 41,431 thousand increase in the television sector, necessary to support audience growth, the renewal of television programming, and the development of new Digital Terrestrial broadcast operations, detailed as follows:

• La7	Euro	30,481	thousand
• MTV Italia	Euro	4,547	thousand
• MTV Pubblicità	Euro	343	thousand
• TIMB	Euro	6,192	thousand
• Other in the Television BU	Euro	-132	thousand

These increases are offset by a reduction due to the change in the consolidation area following the sale of the GPP Group (Euro 4,689 thousand), Databank (Euro 3,653 thousand) and Televoice (Euro 331 thousand).

USE OF PROPERTY NOT OWNED

Costs for use of property not owned amounted to Euro 65,163 thousand, an increase of Euro 5,470 thousand from Euro 59,693 thousand in 2004.

The bulk of the increase, Euro 7,331 thousand, is attributable to the television sector, broken down by company as follows:

• La7	Euro	5,261	thousand
• MTV Italia	Euro	-2,825	thousand
• MTV Pubblicità	Euro	40	thousand
• TIMB	Euro	4,854	thousand
• Other in the Television BU	Euro	1	thousand

The Euro 1,514 thousand decrease is attributable to the following companies sold in 2004:

• GPP Group	Euro	706	thousand
• Databank	Euro	460	thousand
• Televoice	Euro	348	thousand

The breakdown by nature is as follows:

	Year 2005	Year 2004
	(in Euro thousands)
Real estate rents	5,366	5,785
Rental fees	4,446	3,217
Leasing fees	190	382
Royalties and other rights paid	41,534	39,094
Fees for the use of satellite and high-frequency systems	6,294	5,183
Other costs for the use of property not owned	7,333	6,032

	65,163	59,693

Royalties and other rights amounted to Euro 41,534 thousand, including Euro 27,720 thousand attributable to the Television Business Unit for the cost of rights to broadcast sporting event replays on pay TV using Digital Terrestrial techniques and the cost of television programming rights an the use of images.

NOTE 25—PERSONNEL COSTS

This item breaks down as follows:

	Year 2005	Year 2004
	(in Euro thousands)
Gross wages and salaries	46,497	46,929
Social security contributions	13,005	13,657
Severance indemnities	2,965	2,908
Pensions and similar costs	—	13
Other personnel costs	3,520	969
Other charges related to personnel—IAS	735	—
Costs for assigned stock options	4,015	—
Costs for personnel on payroll	70,737	64,476
Temporary work	1,820	1,677
Other charges for personnel and other work services
Fees to external personnel	1,879	1,804
Reserves for personnel outflow incentives	918	1,473
	2,797	3,277

Total personnel costs	75,354	69,430

This amount includes Euro 4,015 thousand for the fair value of grants of stock options to Company employees, carried out in accordance with IFRS 2.

The workforce is broken down as follows:

	Year 2005	Year 2004	Chance
	(average employment)
Executives	56.3	58.8	(2.5)
Middle managers	129.0	113.7	15.3
Journalists	172.3	149.2	23.1

	Year 2005	Year 2004	Chance
	(average employment)
White collars	660.1	652.8	7.3
Blue collars	7.0	6.2	0.8

Total workforce	1,024.7	980.7	44.0

NOTE 26—OTHER OPERATING EXPENSES

Operating expenses amounted to Euro 11,593 thousand and are broken down as follows:

	Year 2005	Year 2004
	(in Euro thousands)
Write-downs of non-financial receivables	2,754	1,874
Reserve for risks and future charges	1,631	2,103
Miscellaneous operating expenses:
indirect fees and taxes	165	508
concession fees	1,271	1,007
miscellaneous non-financial costs and expenses	2,233	4,181
Indirect fees and taxes which pertain to previous years	6	64
Other charges	3,533	17,413

Total other operating expenses	11,593	27,150

Other non-recurring charges decreased Euro 13,879 thousand from the previous year, offset by Euro 2,730 thousand for the settlement of the De Agostini settlement and Euro 7,635 thousand for the Telenorba litigation.

NOTE 27—DEPRECIATION AND AMORTIZATION

Depreciation and amortization amounted to Euro 37,337 thousand (Euro 28,412 thousand in 2004), a decrease of Euro 8,925 thousand, and includes:

•	Euro 22,848 thousand in amortization of intangible fixed assets and long-term investments, an increase of Euro 6,218 thousand from Euro 16,630 thousand in 2004. This increase should be viewed in relation to the increase in investment in the television sector:

	Year 2005	Year 2004
	(in Euro thousands)
Development costs	—	11
Industrial patents and intellectual property rights	16,379	13,067
Concessions, licenses, trademarks and similar rights	6,431	3,449
Other intangible assets	38	103

Total amortization of intangible assets	22,848	16,630

•	Depreciation of tangible fixed assets increased Euro 2,707 thousand to Euro 14,489 thousand, compared to Euro 11,782 thousand for 2004. Depreciation of fixed assets can be broken down as follows:

	Year 2005	Year 2004
	(in Euro thousands)
Plant and machinery	10,540	8,991
Manufacturing and distribution equipment	93	155
Other fixed assets	3,856	2,627
Leased tangible assets	—	9

Total depreciation of fixed assets	14,489	11,782

NOTE 28—GAINS FROM THE DISPOSAL OF NON-CURRENT ASSETS

	Year 2005	Year 2004
	(in Euro thousands)
Gains on the disposal of tangible and intangible assets	—	117
Gains on the sale of equity investments in consolidated subsidiaries	163	1,174

Total gains from the disposal of non-current assets	163	1,291

Capital gains generated on the sale of equity investments in consolidated subsidiaries in 2005 refer the sale of the equity investment in Televoice for Euro 163 thousand and, in 2004, the sale of the equity investment in CIPI for Euro 1,174 thousand.

NOTE 29—LOSSES FROM THE DISPOSAL OF NON-CURRENT ASSETS

	Year 2005	Year 2004
	(in Euro thousands)
Losses on the disposal of tangible and intangible assets	132	44
Losses on the sale of equity investments in consolidated subsidiaries	1,170	167

Total losses from the disposal of non-current assets	1,302	211

Losses from the sale of equity investments in consolidated subsidiaries amounted to Euro 1,170 thousand and refer to the Group’s loss arising from the sale of Databank S.p.A., in March 2005.

NOTE 30—FINANCIAL INCOME

	Year 2005	Year 2004
	(in Euro thousands)
Income from equity investments	—	1
Other financial income:
Income from financial receivables included in non-current assets	37	7
Income from securities other than equity investments included in non-current assets	1	4
Income from securities other than equity investments included in current assets	3	3
Other financial income—interests and other expenses	7,804	1,550
Exchange gains	100	845
Financial assets write-ups	—	1,653

Total financial income	7,945	4,063

Financial income increased Euro 3,882 thousand to Euro 7,945 thousand in 2005 from Euro 4,063 thousand in 2004 as a result of higher interest income on deposits due to higher average volume.

NOTE 31—FINANCIAL EXPENSES

	Year 2005	Year 2004
	(in Euro thousands)
Expenses from equity investments	—	145
Interest paid and other financial expenses:
Interest and fees paid to others and miscellaneous charges	2,220	3,160
Exchange charges	586	159
Impairment losses on financial assets (equity investments and securities other than equity investments)	1,560	282,400

Total financial expenses	4,366	285,864

Financial expenses in 2005 amounted to Euro 4,366 thousand compared to Euro 285,864 thousand in 2004, which included Euro 282,400 thousand for the extraordinary write-down of the equity investment in Finanziaria Web (acquired as part of the “De Agostini settlement”). Excluding this write-down, financial expenses amounted to Euro 3,464 thousand, an increase of Euro 902 thousand. This increase was mainly generated by higher exchange charges, partially offset by lower interest expense on financial payables. This item also includes impairment losses on financial assets that refer to the Euro 380 thousand write-down of the shareholding in Twice Sim and to the Euro 1,180 thousand write-down shareholding in Tiglio 1.

NOTE 32—INCOME TAXES

The Group realized income tax benefits as of December 31, 2005 and 2004 in the amounts of Euro 37,802 thousand and Euro 138,173, respectively, which consists of the following:

	Year 2005	Year 2004
	(in Euro thousands)
Current tax benefit	45,848	130,839
Deferred tax benefit (expense)	(8,766)	7,334

Total taxes	37,082	138,173

Income taxes from continuing operations for the years ended December 31, 2005 and 2004 is as follows.

	Year 2005	Year 2004
	(in Euro thousands)
Current tax benefit	46,307	130,839
Deferred tax benefit (expense)	(9,225)	7,334

Total taxes	37,082	138,173

Income taxes on “Discontinued Operations” are recognized in the income statement under “Income (loss) from discontinued operations”.

The following table reports income taxes attributable to the years ended December 31, 2005 and 2004.

	Year 2005	Year 2004
	(in Euro thousands)
Income taxes:
from continuing operations	37,082	138,173
from discontinued operations	(9,542)	(15,180)

Total income taxes	27,540	122,993

Pre-tax income (loss) and the provision for income taxes for the years ended December 31, 2005 and 2004 are summarized below:

	Year 2005	Year 2004
	(in Euro thousands)
Income (loss) before taxes:
from continuing operations	(126,251)	(375,092)
from discontinued operations	902,003	26,824

Total income (loss) before taxes	775,752	(348,268)

Current income tax benefit (A)	38,119	116,214
Deferred income tax benefit (expense) (B)	(10,579)	6,779

Total income taxes (A+B)	27,540	122,993

The reconciliation between the nominal tax rate according to Italian tax law and the actual rate resulting from the consolidated financial statements and the corresponding effective tax charge or benefit is as follows:

	Year 2005		Year 2004
	(in Euro thousands)%		(in Euro thousands)%
Income (loss) before taxes	775,752		(348,268)
Taxes calculated based on the current 33% tax rate	(255,998)	33	114,928	33
Prepaid taxes not allocated in previous years and deemed recoverable	—	—	13,238	4
Fiscal losses for the year not deemed recoverable	—		(1,927)	(1)
Permanent differences:
Non-deductible costs	(8,978)	1	(7,533)	(2)
Net non-taxable gains	290,464	(37)	—	—
Non-deductible write-downs	(515)	—	—	—

	280,972	(36)	3,778	1

IRAP	2,566	—	4,287	1

Amount recognized in the statement of operations	27,540	(4)	122,993	35

NOTE 33—STOCK OPTIONS

Under all Telecom Italia Media’s stock option plans, each option, if exercised, bears the right to subscribe one ordinary share in Telecom Italia Media at a given strike price.

Telecom Italia Media’s stock option plans for the two-year period 2004-2005, are described below.

“2000-2002 PLAN”

On January 25, 2001, the Board of Directors of Telecom Italia Media S.p.A. (then Seat S.p.A.) approved the implementation of the “2000-2002 Stock Option Plan”, with the issuance of 26,687,334 options at a strike price of Euro 1.220.

The options were divided into three lots: 14,678,034, 6,004,650 and 6,004,650, maturing respectively in May 2001, 2002 and 2003, respectively, and expiring in April 2004, 2005 and 2006, respectively.

As at December 31, 2004, 940,313 options issued under the 2000-2002 Stock Option Plan were outstanding. In 2005, the following changes were introduced: voluntary waiver of 428,210 options by beneficiaries so as to avail of the 2005 Plan, extinction of the rights attaching to 278,030 options as a result of severance of employment, and the expiry of the term of exercise on the remaining 234,073 options. As a result, at December 31, 2005, no options were left outstanding.

“KEY PEOPLE PLAN”

On May 17, 2002, the Board of Directors of Telecom Italia Media S.p.A. (then Seat S.p.A.), approved the implementation of the “Key People Plan” with the issuance of 46,400,000 options at a strike price of Euro 0.8532.

The options were divided into three lots: 13,920,000, 13,920,000 and 18,560,000, maturing in May 2003, 2004 and 2005, respectively, and all expiring in May 2008.

As at December 31, 2004, 14,900,000 options were outstanding under the Key People Plan. In 2005, the following changes were introduced: voluntary waiver of 11,235,000 options by beneficiaries as to as avail of the 2005 Plan and the extinction of the rights arising under 1,300,000 options as a result of severance of employment. As a result, there were 2,250,000 options under the Key People Plan outstanding at December 31, 2005.

At December 31, 2004 and 2005, the market value of ordinary shares in Telecom Italia Media was lower than the strike price.

“2005 PLAN”

On February 23, 2005, Telecom Italia Media S.p.A.’s Board of Directors approved the implementation of the “2005 Plan” reserved to employees of Telecom Italia Media and its subsidiaries. Employees were selected on the basis of their job descriptions and/or skill sets who had already been assigned options under the 2000-2002 Stock Option Plan and the Key People Plan. Holders of options assigned under the previous plans could qualify for options under the new plan only if they voluntarily waived the options they already held. The plans previously implemented remain active according to the same conditions, procedures and regulations for beneficiaries who are employees of other Telecom Italia Group companies, for retired employees, and for the Media Business Unit employees who have opted not to waive.

The 2005 Plan resulted in the issuance of 39,725,000 options, at a strike price of Euro 0.3826.

The options were divided into three lots: 15,890,000, 11,917,500 and 11,917,500, maturing in July 2005, January 2006 and January 2007, respectively, and all expiring in December 2008.

In 2005, 11,005,170 options were exercised and the rights arising under a further 3,465,000 were extinguished following severance of employment. At December 31, 2005, the total number of outstanding options was 25,254,830 and the market value of ordinary shares in Telecom Italia Media was higher than the strike price.

On February 23, 2005, to coincide with the issuance of options under the 2005 Plan, the fair value was determined using the binomial Cox-Ross-Rubenstein (“CRR”) model on the basis of the following variables:

•	price of the share acquired by exercising the option: Euro 0.3826 (average of the official prices of ordinary shares in Telecom Italia Media from 23 January 2005 to 23 February 2005—including extremes);

•	strike price: price of the share acquired by exercising the option (Euro 0.3826);

•	volatility: on the valuation date, the share’s historical volatility was taken: 37.30%;

•	term of the option: 3.85 years (from February 23, 2005 to December 31, 2008, equivalent to the lifespan of the option);

•	expected dividends: zero, since up to February 23, 2005, Telecom Italia Media has not paid out dividends;

•	risk-free interest rate: the rate on Italian government bonds (BTPs) was taken, interpolated for the option expiration date: December 31, 2008. The rate obtained was 2.82%.

The fair value was measured at Euro 0,1246 per option.

The movements in Telecom Italia Media’s stock options for financial years 2004 and 2005 are presented below:

	No. of options	Average weighted price per option
		(in Euro)
Options outstanding at December 31, 2003	20,119,299	0.91
Expired(1) and cancelled(2)	(4,278,986)	1.06

Options outstanding at December 31, 2004	15,840,313	0.87

Assigned	39,725,000	0.38
Exercised	(11,005,170)	0.38
Expired and not exercised(1)	(234,073)	1.22
Cancelled(2)	(16,821,240)	0.77

Options outstanding at December 31, 2005	27,504,830	0.42

(1)	Equivalent options that expired without being exercised or that could no longer be exercised since the performance parameter was not reached.

(2)	Equivalent options extinguished without being exercised following the severance of employment or for other reasons (for instance, voluntary waiver by beneficiaries).

The following tables present the stock option plans in effect at December 2005 and 2004, grouped by strike price interval, weighted mean residual life, and the weighted average price of the options at the issue date.

Price range	Options outstanding at December 31, 2005			Options exercisable at December 31, 2005
(in Euro)	Options	Weighted average time to maturity (years)	Weighted average assignment (Euro)	Options	Weighted average assignment price (Euro)
0.38	25,254,830	3.00	0.38	4,044,830	0.38
0.85	2,250,000	2.42	0.85	2,250,000	0.85

	27,504,830			6,294,830

Of the 27,504,830 options outstanding at December 31, 2005, 6,294,830 options are exercisable. Fifty percent of the remaining 21,210,000 options (10,605,000) become exercisable as of January 1, 2006, with the remaining fifty percent (10,605,000) exercisable on January 1, 2007.

Price range	Options outstanding at December 31, 2004			Options exercisable at December 31, 2004
(in Euro)	Options	Weighted average time to maturity (years)	Weighted average assignment (Euro)	Options	Weighted average assignment price (Euro)
0.85	14,900,000	3.43	0.85	8,940,000	0.85
1.22	940,313	0.85	1.22	940,313	1.22

	15,840,313			9,880,313

SUBSEQUENT EVENTS

On January 11, 2006, the sales agreement for Gruppo Bufetti S.p.A. originally signed on September 26, 2005 was fully executed.

NOTE 34—TRANSACTIONS WITH RELATED PARTIES

The economic, equity and financial effects of operations from transactions with related parties on the consolidated financial statements of the Telecom Italia Media Group at December 31, 2005 are reported below.

In the consolidated report, the income statement, balance sheet and financial effects arising from intra-group transactions, i.e. among consolidated companies, have been eliminated.

All the transactions that the Group companies established with related parties, including intra-group transactions, are part of ordinary transactions and are recorded at market conditions or based on specific regulatory provisions.

Year 2005	Parent Company	Subsidiaries and affiliates of Parent Company	Type of operations
	(in Euro thousands)
Revenues	1,694	2,322	This item mainly includes revenues from the sale of goods and services.

Other income	256	165	This item refers to the reversal of accrued liabilities.

Purchases of raw materials and external services	1,512	251	This item includes costs for raw materials, services, and professional services.

Other operating expenses	130	301	This item mainly refers to the write-off of receivables.

Net financial income (expense)	4,556	679	This item refers to interest received from Telecom Italia S.p.A. pertaining to financial receivables.

Financial receivables and other non-current financial assets	—	173	This item refers to Telecom Italia Media S.p.A. receivable from Aree Urbane for Euro 171 thousand.

Miscellaneous receivables and other non-current assets	48,154	—	This item amounting to Euro 48,154 thousand refers to amounts due from Telecom Italia S.p.A. in connection with the participation in the National Tax Consolidation of the following companies: HMC S.p.A. for Euro 3,258 thousand, La7 Televisioni for Euro 35,383 thousand, Telecom Italia Media for Euro 7,282 thousand and TM News for Euro 2,231 thousand.

Trade receivables (due within and after 12 months)	1,908	2,106	This item includes mainly trade receivables from the Parent Company and Telecom Italia Media Italia S.p.A..

Miscellaneous receivables and other current assets	130,659	93	This item includes Euro 126,851 thousand from Telecom Italia for the participation in the National Tax Consolidation posted in the 2004 financial year. The collection of this amount is scheduled in June 2006. It refers to the following companies: HMC S.p.A. for Euro 4,964 thousand, La7 Televisioni for Euro 20,071 thousand, Telecom Italia for Euro 99,533 thousand and TM News for Euro 2,283 thousand. It also includes other miscellaneous operating receivables from Telecom Italia S.p.A..

Year 2005	Parent Company	Subsidiaries and affiliates of Parent Company	Type of operations
	(in Euro thousands)
Cash and cash equivalents	430,447	19,403	This item includes financial receivables due to correspondent current account relations from Parent Company Telecom Italia S.p.A. for Euro 30,420 thousand and for Euro 400,000 thousand at short-term deposit, for the management of liquid assets and with an accrued income amounting to Euro 27 thousand. The amount relating to other Group companies includes financial receivables from the Buffetti Group.

Liabilities for financial leases due after 12 months	—	20	Financial leasing with Olivetti S.p.A. for office equipment.

Liabilities for financial leases due within 12 months	—	16	Financial leasing with Olivetti S.p.A. for office equipment.

Financial liabilities due within 12 months	5	—

Trade payables	14,231	5,396	This item includes accounts payable to Telecom Italia S.p.A. relative to services and telephone use systems performed by Telecom Italia S.p.A. for Group companies.

Debts incurred for acquiring tangible assets	—	21	Accounts payable to Nuova Tin.it for acquiring tangible assets.

Miscellaneous payables and other current liabilities	2,800	427	This item includes operating miscellaneous payable to Telecom Italia S.p.A. and the debt for participating in the National Fiscal Consolidation of Telecom Italia Media Broadcasting for Euro 525 thousand.

Year 2004	Parent Company	Subsidiaries and affiliates of Parent Company	Type of operations
	(in Euro thousands)
Revenues	727	3,097	This item mainly includes revenues from the sale of goods and services.

Other income	198	145	This item refers to the reversal of accrued liabilities.

Purchases of raw materials and external services	9,136	3,791	This item includes costs for raw materials, services, and professional services.

Other operating expenses	51	117	This item mainly refers to the write-off of receivables

Net financial income (expense)	(2,610)	392	This item refers to interest received from Telecom Italia S.p.A. pertaining to financial receivables.

Miscellaneous receivables and other non-current assets	126,137	—	This item amounting to Euro 126,137 thousand refers to amounts due from Telecom Italia S.p.A. in connection with the participation in the National Tax Consolidation of the following companies: HMC S.p.A. for Euro 4,964 thousand, La7 Televisioni for Euro 19,806 thousand, Telecom Italia Media for Euro 99,074 thousand and TM News for Euro 2,293 thousand.

Year 2004	Parent Company	Subsidiaries and affiliates of Parent Company	Type of operations
	(in Euro thousands)
Trade receivables (due within and after 12 months)	466	581	This item includes mainly trade receivables from the Parent Company and Telecom Italia Media Italia S.p.A..

Miscellaneous receivables and other current assets	4,313	15	It includes miscellaneous operating receivables from Telecom Italia S.p.A..

Liabilities for financial leases due after 12 months	—	31	Financial leasing with Olivetti S.p.A. for office equipment.

Financial liabilities due within 12 months	173,320	23	This item mainly refers to loans from Telecom Italia and includes €120,900 pertaining to the financing contract stipulated following the acquisition of a 40% stake in Finanziaria Web, net of reimbursements made during the year.

Trade payables	4,901	4,657	This item includes accounts payable to Telecom Italia S.p.A. relative to services and telephone use systems performed by Telecom Italia S.p.A. for Group companies.

Miscellaneous payables and other current liabilities	1,411	89	This item includes operating miscellaneous payable to Telecom Italia S.p.A..

The effects of the Internet segment (discontinued as of June 1, 2005) on the Telecom Italia Group’s income statement for the period from January 1, 2005 to May 31, 2005 are also shown below:

	Parent Company	Subsidiaries and affiliates of Parent Company	Type of operations
	(in Euro thousands)
Revenues	70,955	2,304	This item refers to revenue recognized by Telecom Italia S.p.A. to Telecom Italia Media S.p.A. (Tin.it Division) based on telephone traffic generated by Internet users and revenues from Telecom Italia for DSL Internet access services supplies to end users by Telecom Italia, such as customer care and technical support.

Other income	24	99	This item includes mainly recovery of personnel costs and services to Group companies.

Purchases of materials and external services	59,889	2,233	This item refers to amounts paid by Telecom Italia Media (Tin.it Division) to Telecom Italia S.p.A. for the use of network infrastructures for Internet services.

Other operating expenses	253	7	This item includes extraordinary expenses and charges mainly to Group companies.

Net financial income (expense)	(1)	(163)	This item refers to interest paid to Telecom Italia Media S.p.A. for financial debt.

The income statement and balance sheet contributions of Gruppo Buffetti to the Telecom Italia Group for the period from January 1 to December 31, 2005 is reported below.

	Parent Company	Subsidiaries and affiliates of Parent Company	Type of operations
	(in Euro thousands)
Revenues	3,144	466	This item mainly includes revenues from the sale of goods to Group’s companies.

Other income	184	741	This item refers to costs for services rendered.

Purchase of materials and external services	876	2,630	This item refers to the purchase of products and costs related to services, telephone, data transmission and postal services.

Net financial income (expense)	—	(525)	This item refers to interest paid to Telecom Italia Media S.p.A. for financial debt.

Trade receivable (due within and after 12 months)	1,060	744	This item includes accounts receivable due from the Buffetti Group for the sale of products to Group companies.

Miscellaneous receivables and other current assets	1	—

Financial debts due within the 12 months	19,403	—	Accounts payable to the Group Telecom Italia Media S.p.A..

Trade payables	1,537	318	Including accounts payable to Telecom Italia S.p.A. and trade accounts payable to other Group companies.

NOTE 35—OTHER INFORMATION

CONTENTS:

—SEGMENT INFORMATION	Page F-53

—IMPACT OF IFRS APPLICATION ON MAIN FIGURES FOR 2004	Page F-56

—TRANSITION TO IFRS	Page F-56

—EARNINGS PER SHARE	Page F-66

SEGMENT INFORMATION

	Television		News		Other		Adjustment		Telecom Italia Media
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	(in Euro thousands)
Revenues	169,351	134,274	5,359	3,868	1,024	24,747	(613)	(16,083)	175,121	146,806
Inter-segments sales	3,193	3,944	1,389	784	47	16,311	—	—	4,629	21,039
Other income	6,238	14,336	197	316	4,921	6,584	(657)	(1,379)	10,699	19,857

Total operating revenues and other income	178,782	152,554	6,945	4,968	5,992	47,642	(1,270)	(17,462)	190,449	187,702

Purchase of materials and external services	(184,130)	(131,546)	(5,452)	(4,719)	(11,214)	(40,534)	905	16,248	(199,891)	(160,551)
Personnel costs	(54,818)	(42,270)	(7,268)	(6,441)	(13,558)	(21,867)	290	1,148	(75,354)	(69,430)
Other operating expenses	(9,227)	(17,402)	(456)	(288)	(1,985)	(9,526)	75	66	(11,593)	(27,150)
Changes in inventories	2,460	1,100	—	—	661	23	—	—	3,121	1,123
Capitalized internal construction costs	1,914	4,059	—	—	—	—	—	—	1,914	4,059

Depreciation and amortization	(35,687)	(26,478)	(527)	(446)	(1,123)	(1,488)	—	—	(37,337)	(28,412)
Gains/losses on disposals of non current assets	—	63	—	—	(1,139)	1,017	—	—	(1,139)	1,080
Impairment losses/reversals of non current assets	—	—	—	—	—	(1,712)	—	—	—	(1,712)

Operating income from continuing operations	(100,706)	(59,920)	(6,758)	(6,926)	(22,366)	(26,445)	—	—	(129,830)	(93,291)

Net income (loss) of equity investments accounted for using the equity method
Financial income									7,945	4,063
Financial expenses									(4,366)	(285,864)

Income (loss) from continuing operations before taxes									(126,251)	(375,092)

Income taxes									37,082	138,173

Income (loss) from continuing operations									(89,169)	(236,919)

Net income from discontinued operations									892,461	11,644

Net income (loss)									803,292	(225,275)

Attributable to:
the Parent									800,868	(226,281)
Minority interests									2,424	1,006

OTHER INFORMATION

	Television		News		Other		Adjustments and eliminations		Total consolidated		Consolidated
	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004	December 31, 2004 historic
	(in Euro thousands)
Operating assets of the BU	533,657	321,056	6,693	4,009	6,004	35,695	(952)	(696)	545,402	360,064	657,442
Equity investments in affiliated companies under the equity method
Assets not allocated									786,398	545,510	199,739

Total consolidated assets									1,331,800	905,574	857,181

Operating liabilities of the BU	174,606	108,853	4,021	2,973	23,536	43,709	(952)	(696)	201,211	154,839	311,663
Liabilities not allocated									1,130,589	750,735	545,518

Total consolidated liabilities									1,331,800	905,574	857,181

Industrial investments
Intangible	37,246	22,339	90	75	307	469	—	—	37,643	22,883	33,722
Tangible	26,010	15,478	740	248	189	936	—	—	26,939	16,662	28,002

	63,256	37,817	830	323	496	1,405	—	—	64,582	39,545	61,724

The Telecom Italia Media Group is organized into two main Business Units according to the subdivisions reported below:

TELEVISION

The Television Business Unit focuses on the production and broadcasting of content through two TV networks managed under central government concession, as well as the marketing of advertising time during commercial breaks in programming. The Business Unit operates as both an analog and digital television broadcaster and manages both satellite channels and pay-per-view services.

Operations are carried out through several companies reporting to the subsidiary Telecom Italia Media S.p.A. The latter directly owns 100% of the share capital in La7 Televisioni S.p.A., owner of the private radio/television broadcast concession on nationwide land frequencies under the La7 trademark. Through La7 Televisioni, Telecom Italia Media S.p.A. also owns 51% of MTV Italia Srl, license-holder for private radio/television nationwide land broadcast frequencies, currently broadcasting under the MTV trademark, mainly music programming.

Together La7 and MTV are the third largest television group in Italy.

On March 25, 2003, MTV Italia and La7 Televisioni obtained authorization to experiment in DTT. This authorization, allowing the company to experiment in the new broadcast technology, significantly expands the possibility of future development.

In this regard, in 2004, La7 acquired broadcast rights for the matches of nine first division football teams with DTT and on pay-per-view basis. The service was launched on January 22, 2005 with the “La7 Cartapiù” offer.

NEWS

TM News is a national press agency operating 24/7, 365 days a year through the APCom trademark, with its main editorial office in Rome, accompanied by the Milan editorial office and correspondence offices in Brussels, Budapest, and New York.

The editorial staff consists of 70 journalists focusing on domestic politics, national, European and global economies and finance, news, and international politics.

The press agency distributes news to its subscribers through the most widely used broadcast standards such as satellite and the Internet.

IMPACT OF THE APPLICATION OF IAS/IFRS ON THE MAIN FIGURES FOR 2004

RECONCILIATION DECEMBER 2004

A reconciliation of the main balance sheet and income statement items is provided below. The table shows the impact of IAS/IFRS and the effects of Discontinued Operations on the Telecom Italia Media Group.

	Italian Accounting Principles	Reclassifi- cation	Reclassified Italian Accounting Principles	Application of IAS/ IFRS	IAS/IFRS	Discontinued Operations(*)	IAS/IFRS
	2004
	(in Euro thousands)
Revenues	596,598	(579)	596,019	(2,212)	593,807	(425,962)	167,845
Operating income (loss)	(88,713)	(18,187)	(106,900)	41,381	(65,519)	(27,772)	(93,291)

Net income (loss) from discontinued operations	—	—	—	—	—	11,644	11,644
Net income (loss) of the Parent and Minority Interests for the year	(266,885)	—	(266,885)	41,610	(225,275)	—	(225,275)
Net income (loss) of the Parent for the year	(266,256)	—	(266,256)	39,975	(226,281)	—	(226,281)
Industrial investments	61,728	—	61,728	(4)	61,724	(22,179)	39,545
Total shareholders’ equity	327,202	—	327,202	36,412	363,614	—	363,614
Parent	314,443	—	314,443	34,193	348,636	—	348,636
Minority interests	12,759	—	12,759	2,219	14,978	—	14,978
Net financial position	169,495	—	169,495	1,173	170,668	—	170,668
Personnel (figure at end of period)	1,805	—	1,805	—	1,805	(772)	1,033

(*)	Economic and financial figures of the Internet segment (sold on June 2005) and the Office BU (held for sale as at December 31, 2005) were included

TRANSITION TO IAS/IFRS

In relation to the requirements of IFRS 1 and in view of the CESR (Committee of European Securities Regulators) Recommendation of December 30, 2003, which contains guidelines for listed companies within the EU for transitioning to IAS/IFRS, and the CONSOB Consultation Document published on February 17, 2005 regarding the adoption of IAS in preparing periodic reports, the information required by IFRS 1 is reported below. Specifically, the information provided addresses the impact of converting to IAS/IFRS on the 2004 consolidated financial statements, consolidated economic performance and consolidated cash flows.

The following have been included:

•	IAS/IFRS-compliant consolidated balance sheets at January 1, 2004 and December 31, 2004, and IAS/IFRS-compliant consolidated income statement for the year ended December 31, 2004;

•	the tables of reconciliation of consolidated shareholders’ equity according to the previous accounting standards and under IAS/IFRS at the following dates:

•	date of transition to IAS/IFRS (January 1, 2004 for the Telecom Italia Media Group);

•	closing date of the last period for which the financial statements were prepared in compliance with the previous accounting standards (December 31, 2004 for the Telecom Italia Media Group);

•	the table of reconciliation of the result reported on the last financial statements prepared using the previous accounting standards (year-end 2004 for the Telecom Italia Media Group) with the result for the same period under IAS/IFRS.

•	notes on the main changes made to the cash flow statements as a result of the introduction of the new accounting standards.

The balance sheets at January 1, 2004 and December 31, 2004, and the income statement for 2004 highlight in single columns and for each item:

•	the figures according to Italian Accounting Principles restated based on IAS/IFRS; the main reclassifications concerned:

•	in the balance sheet, reclassification based on the “current/non-current” principle, improvements to third-party property and accounts receivable for contract works;

•	in the income statement, net exceptional expenses were reclassified under ordinary income components.

•	changes made to adjust Italian principles to IAS/IFRS principles, as commented on in the notes at page 193÷195;

•	figures adjusted according to IAS/IFRS.

The accounting statements and reconciliations have been drafted solely for the purposes of preparing the first complete consolidated financial statements according to IAS/IFRS approved by the European Commission. As a result, they do not contain comparative data and the necessary notes that would be required for a fair and accurate representation of the Telecom Italia Media Group consolidated capital structure, financial standing, and income statement results in accordance with IAS/IFRS. Adoption of the complete version of IAS 39 published by the IASB would not have caused further effects.

Impairments are shown according to IAS/IFRS which will be applied in the drafting of the first complete IAS/IFRS consolidated financial statements for the year ending December 31, 2005. However, for several aspects, the European Commission approval process and adaptation and interpretation work by official agencies is still in progress. Furthermore, at the time of the drafting of the first financial statements, new IAS/IFRS and IFRIC interpretations may be in effect, and therefore early application of them may be allowed. Consequently, the financial statements have been drafted in accordance with IAS/IFRS currently in effect.

For this reason, the data shown in these accounting statements and reconciliations may undergo changes for the purposes of using them as comparative data to the first complete consolidated financial statements drafted according to IAS/IFRS.

For the purposes of illustrating the effects of the transition to IAS/IFRS and to comply with disclosure rules pursuant to IFRS 1, sections 39 a) and b) and 40 on the effects deriving from the first adoption of IAS/IFRS, the Telecom Italia Media Group has followed the example contained in IFRS 1, specifically in paragraph IG 63.

The effects of the transition to IAS/IFRS derive from changes in accounting standards and consequently, as required by IFRS 1, are reflected in initial shareholders’ equity as of the transition date (January 1, 2004). The switchover to IAS/IFRS has entailed maintaining previous estimates obtained according to Italian accounting standards, except where the adoption of IAS/IFRS requires the formulation of estimates according to different methods.

ACCOUNTING OPTIONS CHOSEN BY THE TELECOM ITALIA MEDIA GROUP

In light of the preparation of the Consolidated Opening Balance Sheet as of January 1, 2004 and of the Consolidated Financial Statements as of December 31, 2004, the Telecom Italia Media Group made the following initial choices from amongst the options available under IAS/IFRS:

•	Presentation format of the financial statements: for the Balance Sheet, Telecom Italia Media adopted the “current/non-current” layout (which is generally used by industrial and commercial companies), while for the Income Statement, the Company chose the layout in which costs are classified by nature;

•	Optional exemptions afforded under IFRS 1 for the first-time adoption of IAS/IFRS (January 1, 2004):

•	Land and buildings, plant and machinery, real estate investments and intangible assets, must either be carried at fair value or at their revalued cost to be considered as the deemed cost: for some asset categories, the revalued cost was used instead of the cost;

•	Share-based payments: IFRS 2 was applied beginning on January 1, 2004 (before the required date of January 1, 2005) on a first-time basis (i.e., to all awards of equity instruments subsequent to that date);

•	Mergers and acquisitions: With regards to the first-time adoption of IAS/IFRS to all corporate mergers, the acquisition method described in IFRS 3 was applied beginning on January 1, 2004 on a first-time basis;

•	Derecognition of financial assets and liabilities: according to IFRS 1, if certain financial assets and/or liabilities other than derivatives relating to transactions taking place prior to January 1, 2004 were derecognized under the previous accounting standards, such assets and/or liabilities cannot be recognized (and therefore reinstated in the accounts) under IAS 39, except in cases where the information necessary for applying IAS 39 to the assets and/or liabilities that were derecognized on the basis of past transactions was already available on the date the transactions were first booked. The Telecom Italia Media Group availed of this option and, as such, adopted “the principle of derecognition of financial assets and liabilities other than derivatives” on a retrospective basis, beginning on January 1, 2003.

•	Accounting policies selected from amongst the accounting options available under IAS/IFRS:

•	Inventories: under IAS 2, the cost of inventories must be determined using either the FIFO method or the average weighted cost method. The Telecom Italia Media Group has opted to use the average weighted cost method for individual movements.

•	Valuation of tangible and intangible assets: following initial carriage at cost, IAS 16 and IAS 38 require these assets to be valued either at cost (and subjected to depreciation and amortization) or at fair value. The Telecom Italia Media Group has opted for the cost method.

•	Valuation of real estate investments: according to IAS 40, properties owned as investments must initially be recognized at cost, including incidental expenses. Subsequent to their purchase, such properties may be carried at either fair value or cost. The Telecom Italia Media Group has opted for the cost method.

The following pages contain the income statement, balance sheet, and cash flow statements for 2004 to historical data.

Consolidated Balance Sheet at January 1, 2004

	Reclassified Italian Accounting Principles	Effects of conversion to IAS/IFRS	IAS/IFRS
	(in Euro thousands)
Non current assets:
Intangible assets
Goodwill and other intangible assets with an indefinite life	225,741	—	225,741
Intangible assets with a finite life	109,296	(2,871)	106,425
	335,037	(2,871)	332,166
Tangible assets
Property, plant and equipment owned	62,441	207	62,648
Assets held under finance leases	13	17	30
	62,454	224	62,678
Other non-current assets
Equity investments	16,535	1	16,536
Securities and financial receivables	846	194	1,040
Miscellaneous receivables and other non-current assets	6,974	(4,534)	2,440
	24,355	(4,339)	20,016
Deferred assets	44,766	2,851	47,617

Consolidated Balance Sheet at January 1, 2004

	Reclassified Italian Accounting Principles	Effects of conversion to IAS/IFRS	IAS/IFRS
	(in Euro thousands)
Total non-current assets (A)	466,612	(4,135)	462,477

Current assets:
Inventories	20,904	—	20,904
Trade and miscellaneous receivables and other current assets	276,439	5,380	281,819
Securities other than equity investments	194	(194)	—
Financial receivables and other current financial assets	7,203	(5,858)	1,345
Cash and cash equivalents	82,259	370	82,629

Sub total current assets	386,999	(302)	386,697

Discontinued operations:
of a financial nature	—	—	—
of a non-financial nature	—	—	—

Total current assets (B)	386,999	(302)	386,697

Total assets (A+B)	853,611	(4,437)	849,174

Shareholders’ equity:
of the Parent	459,552	(2,020)	457,532
of Minority Interests	14,598	588	15,186

Total Shareholders’ Equity (C)	474,150	(1,432)	472,718

Non-current liabilities:
Non-current financial liabilities	2,935	59	2,994
Employee severance indemnities and other employee-related reserves	27,750	(2,197)	25,553
Reserve for deferred taxes	157	5	162
Reserves for risks and future charges	28,482	151	28,633
Miscellaneous payables and other current liabilities	852	—	852

Total con-current liabilities (D)	60,176	(1,982)	58,194

Current liabilities:
Current financial liabilities	26,938	(1,971)	24,967
Trade payables, tax payables, miscellaneous payables and other current liabilities	292,347	948	293,295

Sub total current liabilities	319,285	(1,023)	318,262

Liabilities relating to discontinued operations:
of a financial nature	—	—	—
of a non-financial nature	—	—	—

Total current liabilities (E)	319,285	(1,023)	318,262

Total liabilities (F=D+E)	379,461	(3,005)	376,456

Total Shareholders’ Equity and Liabilities	853,611	(4,437)	849,174

Consolidated Balance Sheet at December 31, 2004

	Reclassified Italian Accounting Principles	Effects of conversion to IAS/IFRS	IAS/IFRS
	(in Euro thousands)
Non current assets:
Intangible assets
Goodwill and other intangible assets with an indefinite life	175,695	39,670	215,365
Intangible assets with a finite life	103,991	(2,502)	101,489
Tangible assets
Property, plant and equipment owned	60,276	181	60,457
Assets held under finance leases	—	10	10

	Reclassified Italian Accounting Principles	Effects of conversion to IAS/IFRS	IAS/IFRS
	(in Euro thousands)
Other non-current assets
Equity investments	9,618	1	9,619
Securities and financial receivables	6,028	(4,433)	1,595
Miscellaneous receivables and other non-current assets	127,225	—	127,225
	142,871	(4,432)	138,439
Deferred tax assets	50,195	2,775	52,970

Total non-current assets (A)	533,028	35,702	568,730

Current assets:
Inventories	16,802	—	16,802
Trade and miscellaneous receivables and other current assets	268,626	(2,017)	266,609
Securities other than equity investments	48	—	48
Financial receivables and other current financial assets	270	33	303
Cash and cash equivalents	10,380	(5,691)	4,689

Sub total current assets	296,126	(7,675)	288,451

Discontinued operations:
of a financial nature	—	—	—
of a non-financial nature	—	—	—

Total current assets (B)	296,126	(7,675)	288,451

Total assets (A+B)	829,154	28,027	857,181

Shareholders’ equity:
of the Parent	314,443	34,193	348,636
of Minority Interests	12,759	2,219	14,978

Total Shareholders’ Equity (C)	327,202	36,412	363,614

Non-current liabilities:
Non-current financial liabilities	138	113	251
Employee severance indemnities and other employee-related reserves	26,771	(3,013)	23,758
Reserve for deferred taxes	—	69	69
Reserves for risks and future charges	20,321	(3,095)	17,226
Miscellaneous payables and other current liabilities	45	—	45

Total con-current liabilities (D)	47,275	(5,926)	41,349

Current liabilities:
Current financial liabilities	179,808	(2,756)	177,052
Trade payables, tax payables, miscellaneous payables and other current liabilities	274,869	297	275,166

Sub total current liabilities	454,677	(2,459)	452,218

Liabilities related to discontinued operations:
of a financial nature	—	—	—
of a non-financial nature	—	—	—

Total current liabilities (E)	—	—	—

Total liabilities (F=D+E)	454,677	(2,459)	452,218

Total Shareholders’ Equity and Liabilities	829,154	28,027	857,181

Consolidated income statement for 2004

	Reclassified Italian Accounting Principles	Effects of conversion to IAS/IFRS	IAS/IFRS
	(in Euro thousands)
Revenues	596,019	(2,212)	593,807
Other income	25,858	531	26,389

Total operating revenues and other income	621,877	(1,681)	620,196

	Reclassified Italian Accounting Principles	Effects of conversion to IAS/IFRS	IAS/IFRS
	(in Euro thousands)
Purchases of materials and external services	(470,940)	95	(470,845)
Personnel costs	(112,282)	(2,784)	(115,066)
Other operating expenses	(47,707)	5,615	(42,092)
Changes in inventories	1,254	—	1,254
Capitalized internal construction costs	4,075	—	4,075
Depreciation and amortization	(101,268)	40,375	(60,893)
Gains/losses on disposals of non-current assets (I)	1,293	(239)	1,054
Impairment losses/reversals of non-current assets	(3,202)	—	(3,202)

Operating income	(106,900)	41,381	(65,519)

Share of earning of equity investments accounted for using the equity method	101	(101)	—
Financial income	2,012	1,476	3,488
Financial expenses	(285,260)	(977)	(286,237)

Income (loss) from continuing operations before taxes	(390,047)	41,779	(348,268)

Income taxes	123,162	(169)	122,993

Income (loss) from continuing operations	(266,885)	41,610	(225,275)

Net income (loss) from discontinued operations	—	—	—

Net income (loss)	(266,885)	41,610	(225,275)

Attributable to:
*Net income (loss) attributable to the Parent	(266,256)	39,975	(226,281)
*Net income (loss) attributable to Minority Interests	(629)	1,635	1,006

(I)	excluded gains/losses from the sale of discontinued operations and of equity investments other than subsidiary companies.

2004 Cash Flow Statement—Historical Data

Year 2004 historic value
(in Euro thousands)
Cash flows from operating activities
Net loss from operating activities	(225,275)
Adjustments to reconcile net loss from continuing operations to cash flows generated (used) by operating activities:
Depreciation and amortization	60,893
Impairment losses on non-current assets (including equity investments)	1,784
Net change in deferred tax assets and liabilities	(6,796)
Net realized gains from the sale of non-current assets (including equity investments)	(1,113)
Share of earnings of equity investments accounted for under the equity method	—
Change employee severance indemnities and other employee-related reserves	2,366
Change in other operating assets and liabilities:	(148,787)
Changes in inventories (I)	(1,253)
Change in net receivables for contract works (I)	346
Change in trade receivables (I)	5,051
Change in trade payables (I)	(2,648)
Net change in other assets/liabilities (I)	(150,283)

Cash flows used by operating activities (A)	(316,928)

Year 2004 historic value
(in Euro thousands)
Cash flows from investing activities
Acquisition of tangible assets (II)	(28,002)
Acquisition of intangible assets (II)	(33,722)
Acquisition of other non-current assets (II)	(7,211)
Acquisition of equity investments in subsidiaries and businesses net of cash acquired (II)	—
Change in financial receivables and other financial assets (I)	17,254
Consideration received on the sale of equity investments in subsidiaries, net of cash disposed of (III)	4,528
Consideration on the sale of tangible assets, intangible assets and other non-current assets (III)	9,444

Cash flows used in investing activities (B)	(37,709)

Cash flows from financing activities
Net change in current financial liabilities (I)	109,658
Proceeds from debt issuance and non-current financial liabilities (including current share)	—
Repayment of non-current financial liabilities (including current share)	—
Other changes in non-current financial liabilities	(1,602)
Consideration received for equity instruments	—
Capital grants	—
Share capital repayments, net of related costs	124,903
Dividends paid to minority shareholders (including distribution of reserves)	—

Cash flows generated by financing activities (C)	232,959

Cash flows generated by (used in) discontinued operations (D)	—

Total cash flow (E=A+B+C+D)	(121,678)

Net cash and net cash equivalents at the beginning of the year (F)	74,052

Net cash and cash equivalents at the end of the year (H=E+F+G)	(47,626)

Additional cash flow information:
Income taxes paid	(12,990)
Interests paid	—
Interest received	—
Dividends earned	—

Details of net cash and cash equivalents:
At the beginning of the year:	74,052
Cash and cash equivalents (from continuing operations)	82,628
Bank overdrafts	(8,576)

At the end of the year:	(47,626)
Cash and cash equivalents (from continuing operations)	4,689
Bank overdrafts	(52,315)

(I)	Net of the effects of the purchase/sale of equity investments in consolidated subsidiaries.

(II)	Net of the change in accounts payable for the relevant acquisition.

(III)	Net of the change in accounts receivable for the relevant sale

Main impacts of IAS/IFRS on the opening balance sheet at January 1, 2004 and the consolidated financial statements as of December 31, 2004 and relevant notes

The differences arising from the application of IAS/IFRS as opposed to Italian Accounting Principles as well as from Telecom Italia Media’s choice of certain accounting options available under IAS/IFRS, as explained above, require that the accounts prepared using previous Italian accounting regulations be restated. The effects on the Group’s shareholders’ equity and financial debt are summarized below:

Opening balance sheet at January 1, 2004:

	Italian Accounting Principles	Adjustments	IAS/IFRS
	(in Euro thousands)
Shareholders’ equity:
attributable to the Parent	459,552	2,020	457,532
attributable to Minority Interests	14,598	(588)	15,186

Total	474,150	1,432	472,718

Net financial debt	(58,693)	(1,640)	(57,053)

Consolidated Financial Statement as of December 31, 2004:

	Italian Accounting Principles	Adjustments	IAS/IFRS
	(in Euro thousands)
Shareholders’ equity:
attributable to the Parent	314,443	34,193	348,636
attributable to Minority Interests	12,759	2,219	14,978

Total	327,202	36,412	363,614

Net financial debt	169,495	1,173	170,668

Net income (loss):
attributable to the Parent	(266,256)	39,975	(226,281)
attributable to Minority Interests	(629)	1,635	1,006

Total	(266,885)	41,610	(225,275)

Specifically, the main adjustments can be summarized as follows:

	Shareholders’ equity		Net income (loss)
	01/01/2004	December 31, 2004	2004	Notes
	(in Euro thousands)
Amounts according to Italian Accounting Principles	459,552	314,443	(266,256)
Turnover recognition	(733)	(2,918)	(2,212)	1
Reserve for risks and future charges	1,960	3,114	1,501	2
Amortization of goodwill	—	39,670	39,670	3
Employee severance indemnities	270	761	602	4
Cancellation of costs relating to capital increase	—	—	3,948
Start-up and expansion costs	(290)	(91)	279	5
Other intangible assets	(2,581)	(2,411)	689
Prepaid taxes	1,041	617		6
Other adjustments	(2,903)	(4,260)	(2,698)
Tax effects arising on adjustments	1,805	1,931	(169)
Effect of Minority Interests	(589)	(2,220)	(1,635)

Figures according to IAS	457,532	348,636	(226,281)

	Net financial debt
	01/01/2004	December 31, 2004	Notes
	(in Euro thousands)
Figures according to Italian Accounting Principles	(58,693)	169,495
Consolidation of companies in liquidation and other companies	1,640	1,173	7

Figures according to IAS	(57,053)	170,668

Notes

1.	revenue recognition: revenues from ADSL subscription activation fees are deferred over the expected duration of the customer relationship, which is estimated at an average of 18 months. Adoption of this method in compliance with IAS/IFRS had the following impact:

•	at January 1, 2004: a reduction of Euro 733 thousand in total shareholders’ equity and the Group’s shareholders’ equity;

•	at December 31, 2004: a reduction of Euro 2,918 thousand in the shareholders’ equity (Euro 3,393 thousand attributable to the Parent Company), of which a total of Euro 2,212 thousand relating to the net result;

2.	reserves for risks and future charges: the IAS/IFRS establish more restrictive conditions for recognizing these liabilities as well as for discounting amounts expected to be paid after 12 months. According to IAS/IFRS, the opening balance of the Telecom Italia Media Group shareholders’ equity at January 1, 2004 benefits from a positive adjustment to shareholders’ equity from the derecognition of certain provisions to liabilities and charges carried in the financial statements drafted in accordance with Italian Accounting Principles. As a result of this change in accounting policies, under the IAS/IFRS, the financial statements as of December 31, 2004 showed an improvement in the net result. This was due to the annulment of the provisions made during the year, which was partially offset by the derecognition on the income statement of the uses of funds for risks and charges booked in 2004, in accordance with Italian accounting principles. The impact can be summarized as follows:

•	at January 1, 2004: an increase in total shareholders’ equity of Euro 1,960 thousand (entirely attributable to the Group) due to the derecognition of certain funds for risks and charges not recognized under the IAS/IFRS and the discounting of other reserves payable after 12 months;

•	at December 31, 2004: an increase in total shareholders’ equity of Euro 3,114 thousand and an improvement in the total net result of Euro 1,501 thousand (entirely attributable to the Parent Company);

3.	goodwill and consolidation differences: this item will no longer be amortized on a straight-line basis as an expense on the income statement, but will be subjected to an impairment test at least once a year in order to determine any loss in value. For this purpose, the Company identified Cash Generating Units for attributing the relative goodwill amounts and performing the impairment tests. This change in accounting standards had the following impact:

•	at January 1, 2004: no impact on shareholders’ equity due to the fact that the book value recorded in the financial statements at that date was confirmed under IAS/IFRS as well through the tests that were carried out; therefore, no write-down was necessary;

•	at December 31, 2004: an increase in the Parent Company’s net result (and therefore in shareholders’ equity) of Euro 39,670 thousand, entirely attributable to the elimination of amortization;

4.	employee severance indemnities: Italian accounting principles require recognition of the liability for employee severance indemnities, on the basis of the nominal liability matured to the end of reporting period, in accordance with the Italian Civil Code; under IAS/IFRS, employee severance indemnities fall under the category of defined benefit plans subject to actuarial valuation (death-rate, foreseeable changes in remunerations, etc.) to present the fair value of the benefit payable upon severance of employment, that employees have matured up to the balance sheet date. This change in accounting standards had the following impact:

•	at January 1, 2004: a Euro 270 thousand increase in the shareholders’ equity of the Parent Company;

•	at December 31, 2004: a Euro 761 thousand increase in the shareholders’ equity of the Parent Company;

5.	derecognition of start-up and expansion costs: under the IAS/IFRS, start-up and expansion costs other than those involving capital transactions spanning multiple years and those involving loans may no longer be stated in the financial statements. This change in accounting principles had the following impact:

•	at January 1, 2004: a decrease of Euro 290 thousand in total shareholders’ equity (entirely attributable to the Parent Company);

•	at December 31, 2004: a decrease of Euro 91 thousand in total shareholders’ equity (entirely attributable to the Parent Company); the total net result for the period increased by Euro 279 thousand (entirely attributable to the Parent Company) as a result of decreased amortization charges.

6.	prepaid taxes: for IAS/IFRS purposes, the carrying of prepaid taxes, not carried according to Italian accounting principles because the conditions of reasonable certainty did not exist, had the following impact:

•	at January 1, 2004: an increase of Euro 1,041 thousand in total shareholders’ equity (entirely attributable to the Parent Company) and the concurrent booking of a deferred tax asset for the same amount;

•	at December 31, 2004: an increase of Euro 617 thousand in total shareholders’ equity (entirely attributable to the Parent Company) and the concurrent recognition of deferred tax assets;

7.	consolidation area: all of the company’s subsidiaries (including related shares or interests that were previously classified under current assets) must be consolidated; therefore companies in liquidation, which were not consolidated under Italian accounting principles, have been consolidated using the line-by-line method, with the following inclusion of the relevant assets/liabilities and costs/revenues. The impact on the single items of the financial statements was not material. These adjustments, including those on consolidation, are posted to the column “Effects of conversion to IAS/IFRS”. The above-mentioned approach had the following impact:

•	at January 1, 2004: a decrease of Euro 1,640 thousand in the Company’s net financial position;

•	at December 31, 2004: an increase of Euro 1,173 thousand in the Company’s net financial position;

EARNINGS PER SHARE—FINANCIAL YEAR 2005

Earnings per share in the financial year 2005 were as follows:

	Net income (loss)	Number of shares	Earning per share
	(in Euro thousands)		(in Euro )
Income (loss) from continuing operations
Income (loss) from continuing operations	(89,169)
Income (loss) attributable to ordinary shares	(87,700)
Average number of ordinary shares		3,456,393,715

Basic and diluted earning per ordinary share			(0.0254)

Income (loss) from discontinued operations
Income (loss) from discontinued operations	892,461
Income (loss) attributable to ordinary shares	877,723
Average number of ordinary shares		3,456,393,715

Basic and diluted earning per ordinary share			0.2539

Net income (loss) for the year
Net income (loss) for the year	803,292
Income (loss) attributable to ordinary shares	790,023
Average number of ordinary shares		3,456,393,715

Basic and diluted earning per ordinary share			0.2286

Income (loss) from continuing operations
Income (loss) from continuing operations	(89,169)
Income (loss) attributable to savings shares	(1,469)
Average number of savings shares		57,897,873

Basic earning per savings share			(0.0254)

Income (loss) from discontinued operations
Income (loss) from discontinued operations	892,461
Income (loss) attributable to savings shares	14,738
Average number of savings shares		57,897,873

Basic earning per savings share			0.2546

Net income (loss) for the period
Net income (loss) for the period	803,292
Income (loss) attributable to savings shares	13,269
Average number of savings share		57,897,873

Basic earning per savings share			0.2292

NOTE 36—RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

The consolidated financial statements of the Group are prepared in accordance with IFRS as described in Note 1, which differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP). Application of U.S. GAAP would have affected net profit for each of the years ended December 31, 2004 and 2005 and shareholders’ equity as of December 31, 2004 and 2005 to the extent described below.

		Years ended December 31,
		2005	2004
	Notes	(in Euro thousands)
Net income (loss)
Net income (loss) as reported in the consolidated statements of operations		803,292	(225,275)
Minority interests		(2,424)	(1,006)

Net income (loss), net of minority interests applicable for U.S. GAAP purposes		800,868	(226,281)

Items increasing/decreasing reported net income (loss):
Purchase method of accounting related to acquisition of La7:	(1)
—Intangible assets		(32,549)	(32,549)
Purchase method of accounting for other transactions	(2)
—Goodwill		(471)	(8,827)
—Intangible assets		(4,055)	(11,759)
Other		(502)	(796)

Total U.S. GAAP reconciling adjustments		(37,577)	(53,931)

Tax effect on reconciling items		13,537	18,055
Purchase method of accounting related to discontinued operations:	(3)
—Reversal of the gain on disposal of the Internet business (common control transaction)		(889,946)	—
—Goodwill Office Products		18,333	—
—Intangible assets Office Products		(28,983)	(138,949)
—Tax effects		10,797	51,759

Total effect of discontinued operations		(889,799)	(87,190)

Net income (loss) in accordance with U.S. GAAP		(112,971)	(349,347)

	Years ended December 31,
	2005	2004
	(in Euro thousands)
Shareholders’ equity
Shareholders’ equity as reported in the consolidated balance sheets	1,020,822	363,614
Minority interests	(12,735)	(14,978)

Shareholders’ equity, net of minority interests	1,008,087	348,636

Items increasing/decreasing reported shareholders’ equity:
Purchase method of accounting related to acquisitions of La7:
—Goodwill	(86,050)	(86,050)
—Intangible assets (licenses)	173,044	205,593
Purchase method of accounting for other transactions
—Goodwill	—	471
—Intangible assets (licenses)	—	4,055
Other	—	2,408

Total U.S. GAAP reconciling adjustments	86,994	126,477

Tax effect on reconciling items	(64,459)	(77,995)
Purchase method of accounting related to discontinued operations:
—Goodwill Internet	—	61,665
—Goodwill Office Products	—	(18,333)
—Intangible assets Office Products	—	28,983
—Tax effects	—	(10,797)
Total effect of discontinued operations	—	61,518

Shareholders’ equity in accordance with U.S. GAAP	1,030,622	458,636

BUSINESS COMBINATIONS PRIOR TO THE ADOPTION OF IFRS

The Group elected not to apply IFRS 3 “Business Combinations” to prior year business combinations (which mainly include the acquisitions of Holding Media e Comunicazione HMC S.p.A.—La7 occurred in the period 2000-2001, and the acquisition of Gruppo Buffetti, whose effects are reported as Discontinued Operations) as allowed by IFRS 1 “First-time Adoption of International Financial Reporting Standards”. As a result, certain differences relating to business combinations prior to 2004 were accounted for as a pooling of interest or on the basis of book values (for both assets acquired and shares issued). In accordance with Statement of Financial Accounting Standards (“SFAS”) 141 (Business Combinations), U.S. GAAP requires that an acquirer be determined, the fair value of the consideration exchanged be accounted for (including outstanding vested stock options of the acquired company), and the assets and liabilities purchased be recorded at fair value for all business combinations.

Under IFRS goodwill is no longer amortized starting from January 1, 2004 (the transition date to IFRS); whereas it was amortized over the asset’s estimated economic life under previous accounting principles (Italian GAAP). As permitted by IFRS 1, the carrying value of goodwill under Italian GAAP as of December 31, 2003 was reviewed for impairment and carried forward in the opening balance sheet as of January 1, 2004.

Under U.S. GAAP, upon the adoption of SFAS 142 (Goodwill and Other Intangible Assets), on January 1, 2002, the Group ceased amortizing goodwill.

Both under IFRS and U.S. GAAP goodwill is tested for impairment annually or more frequently if specific events or changes in circumstances indicate that the goodwill may be impaired; impairment losses of goodwill are not reversed. Under IFRS, to test for impairment, goodwill is allocated at the date of acquisition to each cash-generating units or groups of cash-generating units which are expected to benefit from the acquisition. Allocation is made to the lowest level at which goodwill is monitored for management purposes, which is never at a higher level than that of the business segments determined in accordance with IAS 14 (Segment Reporting).

Under U.S. GAAP goodwill is assessed for impairment at least annually. If indicators of impairment exist during the year, then an impairment review is conducted before the annual review. In accordance with SFAS 142, the first step in the test for impairment of goodwill is to identify potential impairment by comparing the fair value of a “reporting unit” (which encompasses a wider meaning than “cash generating unit” adopted by IFRS) with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired and the second part of the test is not considered necessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of the loss, if any. The second part compares the implied value of the reporting unit’s goodwill to the carrying amount of that goodwill. The excess of the carrying value over the implied value is then written-off in the period. Implied value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination.

(1). Acquisition of Holding Media e Comunicazione HMC S.p.A. (La7)

Under IFRS, the acquisition of 25% of Cecchi Gori Communications S.p.A. (“CGC”, now Holding Media e Communicazione HMC S.p.A. or “HMC” as of December 2001) on August 8, 2000, and the subsequent acquisition of the remaining 75% of CGC concluded through various steps on June 4, 2001 for a total cash consideration of €193,620, was accounted for under the purchase method. The excess cost over the book value of the identifiable tangible and intangible net assets acquired of €210,199 was recorded as goodwill.

Under U.S. GAAP, the acquisition has also been accounted for under the purchase method, using step-acquisition accounting. The purchase price of €195.682, determined based on the amount of cash paid and transaction costs of €2,062, was allocated to the fair value of the identifiable tangible and intangible (TV licensees) net assets of HMC, with the excess of the purchase price over the fair value of net identifiable assets of €71,720 recorded as goodwill. The amortization of costs assigned to intangible assets (€257,289 in TV licensees) is computed using the straight line method over 10 years, the expected period to be benefited. The operations of HMC have been included in the consolidated financial statements from the date of 100% acquisition. As a result of the annual impairment review of goodwill, Telecom Italia Media recognized impairment charges of €11,719 in 2003.

(2). Other Acquisitions

Under IFRS, the acquisition of 93.465% of Databank S.p.A. in December 2000 was accounted for under the purchase method. The Group issued a total of 11,402,738 new ordinary shares, for a total purchase price of €4,407, of which €1,458 was allocated to goodwill. Under U.S. GAAP, the acquisition has also been accounted for under the purchase method. The purchase price of € 46,980 was determined based on the quoted market price of the shares issued two days before and two days after the announcement of the transaction and transaction costs of €563. The transaction was accounted for as a purchase and the excess cost over the fair value of the identifiable tangible and intangible net assets acquired of € 29,887 was recorded as goodwill, which is being amortized over 10 years computed using the straight line method. The Company also provided the shareholders of the remaining 6.535% of Databank an option to put their shares to the Company from May 2001 through May 2004 at a price based on Databank’s future operating results.

Under IFRS, the acquisition of 60% of CIPI S.p.A. on July 3, 2001 was accounted for under the purchase method. The Group issued a total of 15,698,286 new ordinary shares, for a total purchase price of €1,585, of which €415 was allocated to goodwill. Under U.S. GAAP, the acquisition has also been accounted for under the purchase method. The purchase price of €22,463 was determined based on the quoted market price of the shares issued two days before and two days after the announcement of the transaction and transaction costs of €377. The transaction was accounted for as a purchase and the excess cost over the fair value of the identifiable tangible and intangible net assets acquired of € 16,813 was recorded as goodwill pertaining to the Office Product segment. The amortization of costs assigned to intangible assets (€7,800 in brand name and customer lists) is computed using the straight line method over 10 years, the expected period to be benefited. CIPI was sold in January 2004 for €6,500.

DISCONTINUED OPERATIONS

Under U.S. GAAP, the Group identifies discontinued operations under the framework established by SFAS 144 which is similar to the framework of IFRS 5 except as relates to balance sheet presentation for comparative purposes. Under IFRS, only the comparative information for the statement of operations is restated. While for US GAAP, the comparative balance sheet shows the assets and liabilities of operations which were discontinued or sold on the current period separately.

(3). Purchase method of accounting related to discontinued operations

Reversal of the Gain on Disposal of the Internet Business

As disclosed in Note 1, in 2005 Telecom Italia Media completed the reorganization plan for the Group’s Internet operations, aimed at streamlining the business under Telecom Italia (Telecom Italia Media parent company), which acquired the Group’s interest in Matrix S.p.A. (“Virgilio”), Nuova Tin.it S.r.l, and Finanziaria Web. The transaction, which was completed on June 1, 2005, involved the payment of Euro 950 million by Telecom Italia. For purposes of IFRS, the transaction was treated as a sale and discontinued operation. For purposes of US GAAP, as the controlling shareholder has more than 50% of our voting shares, the “disposal” of the business and the cash amounts ultimately received by Telecom Italia Media are not considered to be “arms length”, that is, the transaction was one of common control. Therefore, the excess cash paid by the controlling entity is treated as a capital contribution, and the recognition of the gain is precluded. This amount is therefore reversed in the US GAAP statement of operations reconciliation above; however, no adjustment is required to the US GAAP equity reconciliation.

Reverse Acquisition (Internet Goodwill)

Effective October 1, 2000, Telecom Italia Media acquired 100% the outstanding shares of Tin.it S.p.A. (Tin.it) through the exchange of newly issued (the “Transaction”). 4,675,461,457 ordinary shares were issued to Telecom Italia and 415,864,739 ordinary shares were issued directly to the shareholders of Telecom Italia in the Transaction. Subsequent to the Transaction, Telecom Italia and its shareholders owned approximately 65.7% of the Company. Generally accepted accounting principles in the United States required that Telecom Italia Media be considered the acquiree for financial statement purposes (a reverse acquisition) even though legally it is the acquiror. As part of the reverse acquisition, €498,648 of goodwill was allocated to the Internet business; in 2002, the annual impairment review conducted resulted in the recognition of an impairment charge of €479,623.

Merger between Tin.it and Telecom Italia Media (Internet Goodwill)

As a result of the merger between Tin.it and Telecom Italia Media in 2000, a goodwill of € 80,895 was recognized in the consolidated financial statement and its net value as of January 1, 2004 was € 38,520. Under U.S. GAAP, such goodwill is reversed and replaced by the goodwill originally allocated to the Tin.it activities in 1997 by Telecom Italia, as a result of its acquisition of certain minority interests, amounting to €75,503 as of December 31, 2004.

Acquisition of Gruppo Buffetti S.p.A. (Office Products)

Under IFRS, the acquisition of approximately 96% of Buffetti on April 7, 2000 was accounted for under the purchase method. The Group issued a total of 239,367,461 new ordinary shares and paid approximately €3,842 in cash for 43,760,050 shares of Buffetti. The purchase price of €52,673 approximated the fair value of Buffetti’s existing net assets. As such, there was no goodwill or additional intangible assets recorded as a result of the acquisition. The operations of Buffetti were consolidated from January 1, the statutory legal effective date of the transaction.

Under U.S. GAAP, the acquisition of Buffetti has also been accounted for under the purchase method. The purchase price of €748,007, determined based on the quoted market price of the shares issued two days before and two days after the announcement of the transaction, the amount of cash paid and transaction costs of €7,495, was allocated to the fair value of the identifiable tangible and intangible (trademarks, franchisee network and agents network) net assets of Buffetti. The excess of the purchase price over the fair value of net identifiable assets of €475,403 recorded as goodwill. The amortization of costs assigned to intangible assets (€409,334 in trademarks, franchisee network and agents network) is computed using the straight line method over 10 years, the expected period to be benefited. As a result of the annual impairment review of goodwill, Telecom Italia Media recognized impairment charges of €138,511 and €254,960 in 2002 and 2003, respectively. As part of such review, SFAS 142 determined that, additionally, certain intangible assets were impaired, resulting in impairment charges of €89,818 and €75,000 in 2003 and 2004, respectively.

OTHER DIFFERENCES

Stock-Based Compensation

The Company has historically used APB 25, Accounting for Stock Issued to Employees, thereby recognizing the intrinsic value, if any, between the stock price and the option strike price on the measurement date. The strike price of certain options of the Company remain below the market price of the underlying stock, therefore, compensation expense of approximately € 2 million has been recognized in the accompanying financial statements.

Impairment of Tangible and Intangible Assets

Under U.S. GAAP, the Group follows the guidance provided in SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” to evaluate and account for impairments of depreciable assets or assets to be disposed of. Such statement provides that carrying values shall be firstly compared with undiscounted cash flows; there was no difference due to the application of this principle for the periods presented.

Discontinued Operations/Assets held for Sale

Under U.S. GAAP, Telecom Italia Media identifies discontinued operations under the framework established by SFAS 144 which is similar to the framework of IFRS 5 except as relates to balance sheet presentation for comparative purposes. Under IFRS, only the comparative information for the statement of operations is restated. While for US GAAP, the comparative balance sheet shows the assets and liabilities of operations which were discontinued or sold on the current period separately.

Cash Flow Statement

In the accompanying IFRS cash flow statement, the €450 million of deposits with Telecom Italia, Telecom Italia Media’s parent company, is included as cash equivalents. US GAAP requires that deposits be on demand at financial institutions, with no restrictions. Therefore, cash equivalents, on a US GAAP basis, would be lower by €450 million at the end of December 31, 2005

NOTE 37—ADDITIONAL U.S. GAAP DISCLOSURES

(A) NEW U.S. GAAP ACCOUNTING STANDARDS

In December, 2004 the FASB issued Statement 123 (revised 2004) (“SFAS 123(R)” (Share-Based Payment)). SFAS 123(R) replaces FASB Statement No. 123 (Accounting for Stock-Based Compensation), which superseded APB Opinion No. 25 (Accounting for Stock Issued to Employees). SFAS 123(R) requires all share-based awards to employees, including grants of employee stock options, be recognized in the financial statements based on their grant-date fair values. The related compensation costs are to be recognized over the period during which an employee is required to provide service in exchange for the award. Excess tax benefits are to be recognized as an addition to paid-in capital and reflected as financing cash inflows in the statement of cash flows. The Group will adopt the prospective provisions of SFAS 123(R) for new and existing plans as of January 1, 2006. The grant-date fair values of unvested awards that are outstanding on the date of adoption will be charged to expense over their remaining vesting periods. Telecom Italia Media does not expect that the adoption of SFAS 123(R) will have a material impact on its consolidated financial position or results of operations.

In October 2005, the FASB issued FSP FAS 123(R)-3 (Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards) which provides an elective shortcut approach when a company transitions to SFAS 123(R). The alternative method significantly simplifies the calculation of the beginning pool. The FSP provides guidance for the presentation of excess tax benefits in the statement of cash flows for companies that elect to adopt the simplified alternative method of calculating the pool. The guidance in the FSP is effective on November 10, 2005. The FSP allows up to one year from Telecom Italia Media’s initial adoption of SFAS 123(R) on January 1, 2006 to evaluate the available transition alternatives. The Group is in the process of assessing the impact of the allowed alternatives.

In October 2005, the FASB issued FSP FAS 123(R)-2 (Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No. 123(R)). The FSP provides an exception to the application of the concept of “mutual understanding” in the determination of whether a grant date has occurred. The exception permits companies to measure compensation cost for equity awards to employees on the Board approval date if certain conditions are met, provided that the communication to the employee occurs within a “relatively short period of time” from the approval date. The Group will adopt the provisions of this FSP to new plans as of January 1, 2006. The Group does not expect the adoption of this FSP to have a material impact on its consolidated financial position or results of operations.

In March, 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 107 (Share Based Payment). SAB 107 summarizes the views of the SEC staff regarding the interaction between SFAS 123(R) and certain SEC rules and regulations, and provides the staff’s views regarding the valuation of share-based payment arrangements for public companies. The Group will adopt SAB 107 concurrently with the adoption of SFAS 123(R) with effect from January 1, 2006. The Group does not expect the adoption of this SAB to have a material impact on its consolidated financial position or results of operations.

In December 2004, the FASB issued Statement 153 (“SFAS 153” (Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29)). The guidance in Accounting Principles Board Opinion 29 (“APB 29” (Accounting for Nonmonetary Transactions)) is based on the general principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB 29 included certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance (that is, transactions where future cash flows are not expected to significantly change as a result of the exchange). The Group will adopt the provisions of SFAS 153 for non-monetary asset exchange transactions entered into after December 31, 2005. The Group does not expect the adoption of SFAS 153 to have a material impact on its consolidated financial position or results of operations.

In March 2005, the FASB issued FSP FIN46R-5 (“FSP FIN46R-5” (Implicit Variable Interests under FASB Interpretation No. 46 (FIN 46R-revised December 2003), Consolidation of Variable Interest Entities). FSP FIN46R-5 requires a reporting enterprise to consider whether it holds an implicit variable interest in a variable interest entity (VIE) or potential VIE. The Group will adopt the provisions of FSP FIN46R-5 in the reporting period beginning on January 1, 2006. Telecom Italia Media does not expect the adoption of FSP FIN46R-5 to have a material impact on its consolidated financial position or results of operations.

In May 2005, the FASB Issued Statement of Financial Accounting Standards No. 154 (“SFAS 154” (Accounting Changes and Error Corrections). Statement 154 replaces APB Opinion No. 20 (Accounting Changes) and FASB Statement No. 3 (Reporting Accounting Changes in Interim Financial Statements). SFAS 154 applies to all voluntary changes in accounting principles and changes the accounting for and reporting of a change in accounting principles, and requires the retrospective application to prior periods’ financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 will only have an effect when the Group implements changes in accounting principles that are addressed by the standard or corrects accounting errors in future periods.

In July 2005, the FASB issued FSP APB 18-1 (“FSP APB 18-1” (Accounting by an Investor for its Proportionate Share of Other Comprehensive Income of an Investee Accounted for under the Equity Method in Accordance with APB Opinion No. 18 upon a Loss of Significant Influence)). The FSP requires that if an investor loses significant influence over an investee, the investor’s proportionate share of the investee’s equity adjustments for Other Comprehensive Income should be offset against the carrying value of the investment at the time significant influence is lost by the investor. The Group will adopt the provisions of FSP APB 18-1 in the reporting period beginning on January 1, 2006. The Group does not expect the adoption of FSP APB 18-1 to have a material impact on its consolidated financial position or results of operations.

In October 2005, the FASB issued FSP FAS 13-1 (Accounting for Rental Costs Incurred during a Construction Period). The FSP concludes that rental costs associated with ground or building operating leases that are incurred during a construction period should be recognized as rental expense. The Group will apply the guidance in this FSP to the first reporting period beginning after December 15, 2005 and will cease capitalizing rental costs as of January 1, 2006 for operating lease arrangements entered into prior to that date. The Group does not expect the adoption of this FSP to have a material impact on its consolidated financial position or results of operations.

In November 2005, the FASB issued FSP Nos. FAS 115-1 and FAS 124-1 (The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments)), which effectively nullifies the requirements of EITF Issue No. 03-1. This FSP provides guidance on determining when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. Additionally, the FSP provides accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The Group will adopt the provisions of this FSP in the reporting period beginning January 1, 2006. The Group does not expect the adoption of this FSP to have a material impact on its consolidated financial position or results of operations.

(B) CONDENSED U.S. GAAP CONSOLIDATED FINANCIAL STATEMENTS

The condensed consolidated financial statements as of December 31, 2004 and 2005 and for the two years in the period ended December 31, 2005 presented below have been prepared to reflect the principal differences between the Telecom Italia Media Group’s accounting policies and U.S. GAAP discussed above.

	As of December 31,
	2005	2004
	(in Euro thousands)
Assets
Current assets	808,209	555,505
Tangible assets, net	52,939	38,503
Goodwill	99,482	65,637
Other intangible assets, net	365,480	261,846
Other long-term assets	62,418	136,747
Deferred tax assets	30,266	43,720

Total assets	1,418,794	1,101,958

	As of December 31,
	2005	2004
	(in Euro thousands)
Liabilities and stockholders’ equity
Current liabilities	250,085	527,413
Long-term debt	5,087	169
Reserves and other liabilities
Deferred tax assets	105,282	78,065
Other long-term assets	1,960	11,059
Employee severance indemnities	13,023	11,638

Total liabilities	375,437	628,344
Minority interests	12,735	14,978
Stockholders’ equity	1,030,622	458,636

Total liabilities and stockholders’ equity	1,418,794	1,101,958

	As of December 31,
	2005	2004
	(in Euro thousands)
Statements of operations
Operating revenues	179,750	167,845
Other revenues	10,699	19,857

Total revenues	190,449	187,702
Operating expenses	(357,856)	(334,923)

Operating income	(167,407)	(147,221)
Financial income and expenses and other income and expense net	3,579	(281,801)

Income (loss) from continuing operations before income taxes	(163,828)	(429,022)
Income taxes	50,619	156,228

Net income (loss) from continuing operations before minority interests and discontinued operations	(113,209)	(272,794)
Minority interests	(2,424)	(1,006)
Net income (loss) from discontinued operations	2,662	(75,547)

Net income (loss), after minority interests	(112,971)	(349,347)

EARNINGS PER ORDINARY AND SAVINGS SHARE AMOUNTS IN ACCORDANCE WITH U.S. GAAP (*)

	2005	2004
	(in Euro thousands)
Basic EPS—per ordinary and savings share amounts in accordance with U.S. GAAP	(0.0322)	(0.1095)
Diluted EPS—per ordinary and savings share amounts in accordance with U.S. GAAP	(0.0322)	(0.1095)

(*)	The earnings per share amounts have been calculated as set forth in SFAS 128 (Earnings Per Share). The calculations take into account the requirement that holders of savings shares are entitled to an additional dividend equal to 2% of the par value of savings shares, above the dividends paid on the ordinary shares. For purposes of these calculations the weighted average number of shares was 3,190,942,101 and 3,514,291,589 as of December 31, 2004 and 2005, respectively.