Form 20-F/A
period 2005-12-31
TELECOM ITALIA MEDIA SPA
filed 2006-09-28
CIK 1120093

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1

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
☐  Yes    ☒  No

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

☐ Large accelerated filer	☒ Accelerated filer	☐ Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.    ☒  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

EXPLANATORY NOTE

     This Amendment No. 1 on Form 20-F/A amends the Annual Report on Form 20-F for the year ended December 31, 2005, filed with the Securities and Exchange Commission on June 30, 2006. Telecom Italia Media S.p.A. has filed this Amendment No. 1 on Form 20-F/A solely for the purpose of amending the cover sheet with the following:

  The check mark indicating if the registrant is a well-known seasoned issues, as defined in Rule 405 of the Securities Act has been moved from yes to no.

  The check mark indicated whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer has been moved from large accelerated filer to accelerated filer.

     Other than the foregoing, the Form 20-F is not amended in any way by this Amendment No. 1. of the Original Report.

SIGNATURES

     Pursuant to the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Italia Media S.p.A.

	By:	/s/ Enrico Parazzini

		Name:	Enrico Parazzini
		Title:	Managing Director
Date: September 28, 2006